IRKUT
ИРКУТ

JSC Scientific Production Corporation "Irkut"

Annual Report 2007

Section 1	**Key Financial Results of Corporate Activity**	**3**
Section 2	**Ratings and Awards in 2007**	**4**
Section 3	**Address of Chairman of the Board of Directors and President of the Corporation**	**5**
Section 4	**Corporate Governance**	**7**
Section 5	**Development of the Russian Aircraft Building Sector**	**17**
5.1.	Sector Trends	**17**
5.2.	The Role of Irkut Corporation in the Development of the Sector	**19**
Section 6	**Results of the Corporation Performance in 2007**	**21**
6.1.	Market Position	**21**
6.2.	Financial Policy	**28**
6.3.	Investments and Innovations	**32**
6.4.	Environmental Care	**34**
6.5.	HR Policy and Social Projects	**35**
Section 7	**Share Capital**	**37**
Section 8	**Discussion and Analysis of the Financial Position and Operational Results for 2007 by Corporate Management**	**40**
Section 9	**Consolidated Financial Statements**	**69**
Section 10	**General Information and Contact Details**	**103**

Section 1. Key Financial Results of Corporate Activity

USD million

	2004	2005	2006	2007
Cash and cash equivalents	115.0	108.3	75.2	363.8
Assets	916.3	1219.9	1473.0	1875.0
Equity capital	172.4	355.9	410.1	449.9
Working capital	142.7	603.2	646.1	650.3
Net debt	406.8	474.9	577.2	630.9
Capital investments	25.5	54.3	85.4	130.2

Revenue, USD million


1200
800
400
0
621.9
711.7
832.1
1022.6
2004
2005
2006
2007

EBITDA, USD million


2005
2006

Net profit, USD million


90
60
30
0
84.8
43.2
48.7
2004
2005
2006
2007

Section 2. Ratings and Awards in 2007

February. Head of Corporate IT Department N.A.Volkov became the winner of "iTop-50" rating of Russian IT-managers in 2006. Moreover, within the "Corporate IT-strategies in Russia" conference arranged by Adam Smith Institute, Kraftway Corporation distinguished N.Volkov for his innovation approach in IT-infrastructure formation.

March. Moody's Investors Service international rating agency declared the increasing of corporate rating of the Corporation from B1 to Ba1 level. At the same time Moody's Interfax Rating Agency approved the rating of the Corporation on the national scale Aa1.ru. The rating forecast is "stable".

May. The Corporation ranks seventh according to the total revenue for 2006 in the rating of the largest Russian military goods manufacturers as per the Russian Accounting Standards worked out by the Centre for Analysis of Strategies and Technologies.

October. According to Expert RA Rating Agency, the Corporation was one of the fifteen largest engineering companies of Russia. At that, the Corporation ranked third among military-industrial complex enterprises and became the leader of the aircraft industry.

The Corporation ranks fifty-second having the best results among military-industrial complex enterprises in annual rating "Leading enterprises of Russia-2007" worked out by AK&M Analytical Information Agency on the base of aggregation of size and efficiency indexes of the companies.

The annual report of the Corporation for 2006 won in nomination "The Best Annual Report in the Industry Sector" in the 10th Annual Reports and Sites Competition organized by the Capital Market magazine and RTS Stock Exchange within the 4th Federal Investment Forum. The annual report was recognized to be the best in both - in terms of information content and in terms of high level of design, idea and printing quality among the annual reports presented by the manufacturing enterprises.

November. Corporate Legal Department was distinguished as the department that demonstrated the highest professionalism level in the nomination "Engineering" in the annual competition held by the Corporate Lawyer magazine in association with Pynes&Moerner Executive Search Consultants company.

The Corporation was awarded a diploma "Enterprise with High Financial Performance Efficiency" by the International Forum of bookkeepers and auditors for achievements in arrangement and maintaining of the financial activity in accordance with government programs of financial and economic conversion in the Russian Federation in 2007.

December. The corporation became the winner of the National Award "Company of the Year 2007" in the sphere of business in the nomination "Industry. Military-Industrial Complex".

The Head of Corporate Secretariat of the Corporation V.V.Dashevsky became the winner of corporate secretaries contest of 2007 of the National Awards "Director of the Year" established by the Independent Directors Association and PricewaterhouseCoopers company.

Section 3. Address of Chairman of the Board of Directors and President of the Corporation

Dear Friends,

the year 2007 was rich in the events bright and significant for Irkut Corporation. It is hardly too much to say that the year has become a unique milestone in the challenging but successful way of Corporation development. The revenue (for the first time over the whole period of the Corporation existence) has exceeded the mark of one billion dollars; and the Russian Federation represented by Joint Stock Company United Aircraft Corporation has become the major owner of the Corporation.

The Corporation has showed the systematic and stable growth. The revenue over the last three years has grown on the average by 18% and in the reporting year it reached the value of USD1.023 billion. The growing stream of financial receipts allows the Corporation to implement its major goal - to increase profits of shareholders. The results of financial and economic activities in 2007 are recognized to be satisfactory. Net profit increased by 12.6% comparing to the previous period and the Board of Directors recommended to pay out dividends in the amount of 0.14 roubles per one share.

The revenue high growth rate was achieved by stable volume of orders received mostly due to the business reputation and positive history of the Corporation. The Corporation is proud of the efficient cooperation established with Indian customers. The signing of new contracts in the amount of about USD1.5 billion demonstrates the importance of the partnership with Indian party as one of the major business partners.

At the same time, the tasks on regional diversification of products delivery are being successfully solved. In 2007 the Corporation started shipment of equipment to new partners of the Corporation - Malaysia and Algeria. There is no doubt that effective co-operation in this direction will be continued in the future. The other demonstration of product line diversification strategy is the last year delivery of the first aircraft components for A320 passenger airliners produced by the leading European aircraft production company European Aeronautic Defence and Space Company (EADS). The fact that such high level manufacturer is in the list of Irkut customers proves the ability of Irkut Corporation to meet the highest requirements demanded from the supplier of a worldwide leader.

In November, 2007 the Corporation received the preliminary conclusion of the customer, Ministry of Defense of the Russian Federation, for Yak-130 aircraft. That creates possibility for aircrafts preproduction and their further use after the delivery of Yak-130 aircrafts to troop units of the Russian Air Force.

2007 year was a year of active development of the project of construction of short-medium range MS-21 aircrafts family, the leading executor of which was Irkut Corporation. In August the commission of United Aircraft Corporation analyzed the results of the first stage of work on MS-21 program, approved them and made a decision about further development of the project. This is a prospective project for the aircraft building sector and we are completely aware of our responsibility for its execution.

The high business results in 2007 were achieved due to timely developed re-equipment programs. Updated equipment stock allowed to enlarge "neck stages" and to fulfill all contractual obligations in full. On the whole, the updating and modernization of working equipment are the principal priorities in the corporate management activity. Only during 2007 year the capital investments amounted to USD130 million having increased by 52% in comparison to the previous period.

Existing programs of organizational development serve to maintain and develop the competitive advantages of the Corporation. Their main task is continuous training of the personnel. Improvement of professional skills, acquisition of up-to-date knowledge has become a standard practice for both management and line personnel. It is pleasant to remark that the management of the Corporation fully supports this process.

Active participation of the Corporation in the development of new aircraft equipment samples required a number of conceptual changes in the project activities arrangements. At present the corporate control system is based on matrix approach elements according to which the maintaining of all cycle of design and production start-up of new products are performed by management directorates specially formed for these purposes. This allows to concentrate managerial, information and engineering resources within one program and to ensure the program execution.

The accumulated organizational and production potential was highly appreciated by United Aircraft Corporation, which in 2007 continued the process of organizational transformation into the single integrated structure. As a result of long-term and laborious negotiations all participants of integration have developed mutually-beneficial model of co-operation. Managers of Irkut Corporation transferred their shares to the authorized capital of the united corporation.

Irkut Corporation has taken a key position in the new structure. Besides its tangible assets, the Corporation has contributed to newly created corporation its experience in management of large-scale international projects, financing of investment programs, arrangement of production systems in accordance with the world standards of aircraft production. In these spheres Irkut Corporation has accumulated a great potential.

The first year of Corporation being a part of JSC United Aircraft Corporation has proved that this alliance has great prospects. Irkut Corporation participates in the coordination program of the sector enterprises. Its projects of international co-operation have received support. The Corporation has a practical assistance in realization of investment programs. In this context the interaction efficiency is confirmed by continued enlargement of geographic presence of Irkut Corporation and its products availability on the world market of aircraft equipment.

The Corporation has never restricted itself to short-term survival tasks. Even in the most difficult times for the sector, the activity of the Corporation was guided by the strategic development tasks: the Corporation acquired prospective assets, changed the corporate structure, was looking for new financing sources, enlarged commercial horizons. Today it can be certainty said that the financial indicators achieved in 2007 are the results of hard work during the last years. Obviously, it is a combination of dozens and hundreds of factors, but the first and the foremost of them is our employees with their motivation to be the best in their sphere.

There is no doubt that such qualities as professionalism, development orientation, devotion to the business are inherent to each employee of Irkut Corporation. The success would be impossible without them. It is due to the outstanding ideas of our designers, organizational talent of our managers, diplomatic qualities of executive management, engineering potential of our specialists that our ambitious plans - to become a reputable leader in the aircraft building sector of Russia - have been realized.

Let us, on behalf of the corporate management and the Board of Directors, thank all who has taken the active part in organization and development of Irkut Corporation during the last decade. Self-sacrificing work of our team, the trust of the investment community, reliable work of our business partners have brought the Corporation to a brand new level. All together we have created modern, dynamic company that faces the future positively and can fulfill the most ambitious and challenging tasks.

Chairman of the Board of Directors
Alexey I. Fedorov

President and Chief Executive Officer
Oleg F. Demchenko

Section 4. Corporate Governance

Irkut Corporation in its activity strives to comply fully with the international management practice, based on atmosphere of mutual confidence and respect among all participants of the corporate relations.

The Corporation fully realizes the importance of keeping shareholders interests and rights, ensures the equal treatment of all of its shareholders including minority and foreign investors, applies up-to-date methods and technologies of corporate governance. All these actions are determined by the goal to create transparent and clear conditions for corporate structure operation, to establish long-term relationship based on trust with shareholders and potential investors.

The Corporation has the Code of Corporate Governance. This is a set of rules and standards that cover various actions and relations linked with the corporate management. Following the guidelines of the executive federal agency for financial markets, the Corporation annually publishes a report about observance of norms of the sCode of Corporate Governance recommended by Federal Commission for the Securities Market (at the present day – Federal Financial Markets Service).

Among initiatives on observance of proper governance principles realized by the Corporation, it is necessary to specify the following ones:

- the Board of Directors elected in 2007 included five independent directors representing the interests of minority shareholders;
- special committees under the Board of Directors were established. These committees perform preplanning of recommendations for making decisions on the critical issues of the Corporation activity;
- disclosure of information about the Corporation activity is performed in accordance with the Regulation for Information Policy that specifies the achievement of maximum possible level of informational transparence with regard to protection of the data that contain commercial secret or disclosure of which can harm state interests;
- Corporate Secretary of the Corporation is in charge of observance of corporate governance procedures;
- determination of amount of dividends and their payment is performed in accordance with the approved Regulations for Dividend Policy;
- Internal Audit Department that is independent of executive agencies was established to control financial and economic activities of the Corporation;
- mechanism for control and settlement of differences and disputes among participants of corporate relationship is reflected in special internal document of the Corporation – the Regulations for Settlement of Corporate Conflicts.

General Shareholders Meeting

Annual general shareholders meeting of Irkut Corporation took place on June 25, 2007. As per the meeting agenda, the shareholders approved the Annual Report and Annual Accounting Statement, amount of annual dividend payment, elected new Board of Directors and Audit Committee, ratified amendments to the Articles of Association of the Corporation. Shareholders meeting appointed CJSC Gorislavzev and Co. Audit as an auditor of Irkut Corporation. According to the results of 2007 the corresponding documents were approved at the annual shareholders meeting which took place on June 20, 2008.

The meeting of 2007 preliminary approved essential conditions of the two transactions, in execution of which the Corporation had interest and that could be executed in the future in the process of Irkut Corporation ordinary business activity with JSC VTB Bank with total limit - USD500 million and with Sberbank of Russia with total limit - USD 900 million.

Activity of the Board of Directors

The scope of the Board of Directors activity, as you can see it nowadays, was established in 2004 by the annual shareholders meeting which confirmed the Regulations for the Board of Directors of Irkut Corporation. The Board of Directors bases its continuous work in accordance with preliminary approved thematic and scheduled plans.

The main activity directions of the Board of Directors in 2007 became the following ones:

- development of product-marketing strategy;
- development of corporate quality policy for the processes of production, maintenance, repair and modernization of aircraft equipment;
- approval of changes in the organizational structure of the Corporation;
- assets restructuring;
- development and performance of financial, pricing and accounting policy;
- monitoring of the Corporation budget implementation.

Meetings of the Board of Directors are held when necessary but at least once in six weeks. In 2007 there were nine meetings. The meetings were performed both with present and absent members taking into account written opinion of members of the Board of Directors on the issues to be discussed.

The Strategic Development and Planning Committee, Audit, Information and Shareholders Relations Committee, Personnel and Remuneration Committee, Budget Committee are formed under the Board of Directors. The role of these committees in the corporate governance system of the Company in 2007 became more noticeable. Even at the stage of agenda planning, not only the Management representatives are included in the number of responsible persons but also a member of the related committee under the Board of Directors, which represents worked-out opinion on the subject under discussion. The Corporation also enlarges the practice of control of accepted decisions execution by representatives of profile committees.

The major goal of the Board of Directors performance in 2007 was strategic development of the Corporation. First and foremost, it concerned the questions of its partnership within the frame of formed United Aircraft Corporation (UAC). The members of the Board of Directors discussed the status of both current and perspective projects of the Corporation; particularly, they analyzed the main directions for development of key competences of Irkutsk Aviation Plant within the frame of operating strategy of UAC. President of Corporation is in charge of preparing and submitting for approval the project of main directions of key competences development of Irkut Corporation as a whole with specification of the development priorities, expenditures for implementation and investments efficiency.

In the financial policy sphere the Board of Directors paid attention to the questions of financial resources attraction and credit loans. The Corporation carried out active work on acceptance of the corporate budget together with the Budget Committee headed by a representative of minority shareholders.

The Board of Directors considered the question on implementation of the project on reformation of the corporate accounting system and on change-over to the unified corporate accounting policy recommended by subsidiary and captive companies of UAC. The problem of improvement of aircraft equipment materials and parts price policy of Irkut Corporation was also discussed.

Remuneration and compensations to the members of the Board of Directors for the execution of their functions were regularly paid out in 2007 in strict correspondence with the Regulations for the Board of Directors.

The Board of Directors[1]

	Alexey I. Fedorov	Chairman of Board of Directors. Year of birth: 1952, higher technical and business education. 2002-2005 – President of the Corporation. 2004-2007 – Director General of Federal State Unitary Enterprise "Russian Aircraft Corporation "MiG". Since 2006 – President of United Aircraft Corporation. Member of the Board of Directors since 1998. Chairman of Board of Directors since 2005.
	Valery B. Bezverkhny	Deputy Chairman of Board of Directors. Year of birth: 1959, higher engineering and business education. 2001-2007 – Vice President, Senior Vice President on Business Planning and Development, First Vice President of the Corporation. Since 2005 – President of Non-Commercial Partnership United Aircraft Consortium. Since 2007 – Executive Vice President of JSC United Aircraft Corporation. Member of the Board of Directors since 1998. Chairman of the Board of Directors till 2003.
	Nickolay B. Arutyunov	Year of birth: 1964, higher financial-economic education. 2001-2005 – Director of JSC Rye, Man & Gor Securities. 2005-2006 – Director of Department of Relations with Directorate Investors, Public Relations and Relations with Mass Media of LLC EvrazHolding. Since 2006 – Director of Analytic Department of NCH Advisors, Inc. Moscow representation office. Member of the Board of Directors since June 2007.
	Vadim I. Vlasov	Year of birth: 1964, higher engineering education. 2001-2003 – Deputy Director General Head of Department of LLC Siemens. Since 2003 – Director General of LLC EADS. Member of the Board of Directors since 2006.

[1] Elected by Shareholders' general meeting in June, 25 2007.

	Oleg F. Demchenko	Year of birth: 1944, higher engineering and economic education Since 2003 – Director General of JSC Yakovlev Design Bureau. Since 2005 – President and Chief Executive Officer of the Corporation. Since 2006 – Member of the Management Board of UAC. Member of the Board of Directors since 2003. Chairman of the Board of Directors in 2004-2005.
	Vladimir V. Kovalkov	Year of birth: 1952, higher engineering education. 2002-2008 – Director General of Irkutsk Aviation Plant, Senior Vice President of the Corporation. Since January, 2008 – Vice President for Corporation Production and Co-operation. Member of the Board of Directors since 2005.
	Evgeny V. Lyamtsev	Year of birth: 1970, higher financial-economic education. 2002-2007 – Head of Stock-Exchange Transaction Department of JSC Commercial Bank RusRegionBank. Since 2007 – Vice President of LLC Rosbank Management Company. Member of the Board of Directors since 2006.
	Maxim V. Petrov	Year of birth: 1976, higher legal education. 2003-2005 – Head of Corporate Governance Department of the Corporation. 2005-2007 – Director on Legal Matters in Non-Commercial Partnership United Aircraft Consortium. Since 2007 – Director on legal matters in UAC. Member of the Board of Directors since 2007.
	Mikhail A. Pogosyan	Year of birth: 1956, higher engineering education. 1999-2007 – Director General of JSC Sukhoi Design Bureau. Since 2003 – Director General of JSC Sukhoi Company. Since 2006 –Member of the Management Board of UAC. Since 2007 – First Vice President of JSC United Aircraft Corporation. Member of the Board of Directors since 2004.

	Sergey V. Tsivilev	Year of birth: 1961, higher engineering and business education. 2001-2004 – Vice President, Senior Vice President of the Corporation. Since 2004 –First Deputy Director General of JSC "Russian Aircraft Corporation "MiG". Member of the Board of Directors in 2003-2004 and then since 2005.
	Sergey V. Chemezov	Year of birth: 1952, higher economic education. 2004-2007 – Director General of Federal State Unitary Enterprise Rosoboronexport. Since 2007 – Director General of State Holding Rostechnologies. Member of the Board of Directors since 2004.

Maxim Poletaev and Vasiliy Prutkovsky were members of the Board of Directors till June 25, 2007.

	Maxim V. Poletaev	Year of birth: 1971, higher financial-economic education. Since 2002 – Chairman of the Management Board of Baikal Bank of Sberbank of Russia. Member of the Board of Directors since 2004 until June, 2007.
	Vasiliy B. Prutkovsky	Year of birth: 1955, higher engineering and business education 2004-2005 – Deputy Chief of Corporate Economics Division of the Corporation. 2005-2007 – Vice President of Non-Commercial Partnership United Aircraft Consortium. Since 2007 – Director of Corporate Governance Department, member of the Management Board of UAC. Member of the Board of Directors since 2006 until June, 2007.

The Executive Agencies of Corporate Management

Management Board as a collegial executive agency and its Chairman, President of Irkut Corporation, as a sole executive agency carry out management of the Corporation daily work. Executive agencies report to the Shareholders' general meeting and the Board of Directors. Sphere of competence of the Management Board and President is specified by the Articles of Association and by the Regulations for Management Board and the Regulations for President of Irkut Corporation approved in 2004.

Members of the Management Board are elected by the Board of Directors for a term of three years. New composition of the Corporate Management Board was established in October, 2007.

Oleg F. Demchenko	President – Chairman of the Management Board. Member of the Board of Directors of the Corporation.
Vladimir L. Chirikov	Vice Chairman of the Management Board. Year of birth: 1952, higher engineering-economic education. Since 2004 – Vice President for Corporate Economics.
Anatoly G. Belov	Year of birth: 1952, higher engineering education. Since 2003 – Vice President for SU-30MK Project. Since December, 2007 – Director General of JSC "Russian Aircraft Corporation "MiG". The member of Management Board since October, 2007.
Alexander A. Veprev	Year of birth: 1951, higher engineering education. 1997-2007 – Technical Director of Irkutsk Aviation Plant. Since January, 2008 – Director General of Irkutsk Aviation Plant.
Nikolay N. Dolzhenkov	Year of birth: 1956, higher engineering education. Since 2004 – Vice President – Director for MTS Project Directorate. Since 2003 – First Deputy Director General – Technical Director of JSC Yakovlev Design Bureau.
Dmitry A. Eliseev	Year of birth: 1969, higher engineering education. Since 2003 – Vice President for Corporate Finance.
Victor A. Kobzev	Year of birth: 1949, higher engineering education. Since 2003 - Director General of JSC Beriev Aircraft Company.
Vladimir V. Kovalkov	The Member of the Board of Directors of the Corporation
Alexander A. Medvedev	Year of birth: 1952, higher engineering education. 2005-2006 – Head of "MATI" Department (Moscow State Aviation Technological University) - Russian state technological university of K.E.Tsiolkovsky. Since 2006 – Senior Vice President for Aviation Products. The member of Management Board since October, 2007.

Vladimir N. Sautov	Year of birth: 1954, higher liberal arts education. 2002-2004 – Vice President for Foreign Relations. Since 2005 – Vice President for Marketing and Foreign Relations.
Sergey K. Smehov	Year of birth: 1965, higher economic education. Since 2004 – Chief Accountant.

Valery Bezverhniy and Sergey Vasilenko were the members of the Management Board till October, 2007.

Valery B. Bezverkhniy	Member of the Board of Directors of the Corporation.
Sergey I. Vasilenko	Year of birth: 1956, higher engineering education. Since 1997 – Production Director of Irkutsk Aviation Plant.

Project and department managers of the Corporation are invited to the Management Board Meetings. All Vice Presidents always participate in the work of the Management Board.

Five meetings were held in 2007. The questions on financial-economic status of the Corporation for current and perspective periods were considered during the meetings; also the organizational measures for supplying of the corporate divisions with production, financial and material resources were refined and accepted. The Business Plan of Irkutsk Aviation Plant, Marketing Plan, Plan of Public Relations Activities and Plan for Work with Investors for 2007 were approved.

The Investment Program of Production Capacities Development of Irkutsk Aviation Plant for 2007-2009 was analyzed and accepted and the Production Program for 2008-2010 was approved.

For the first time in early 2007 the Management Board analyzed not only general work plan of the Corporation, but also work plans of all of its directorates and services that, in their turn, provided the Management Board with the reports about plans execution throughout a year.

Organizational Structure of the Corporation

The development of management system of Irkut Corporation in 2007 resulted in a new organizational structure that was approved and introduced and in maximum degree corresponded to wide range of the tasks to be solved by the Corporation.

In general, the corporate organizational structure can be presented by three functional directions: sales-marketing-strategy; production and research-and-development activity. The Corporation implements individual production, research and commercial projects through subsidiary and captive companies.

The Corporate Center located in Moscow is responsible for development and implementation of the corporate strategy, co-ordination of logistic flows, promotion of the Corporation in foreign markets, provision of finance, budget management, implementation of organizational development programs and introduction of modern management technologies. JSC BETA AIR Company (the Corporation equity share in authorized capital - 73.4%) and EADS Irkut Seaplane S.A.S. (70%) provide support of marketing, sales processes and technical support of Amphibian Airplane Be-200.

Production capacities are concentrated at two production sites – at the Corporation subsidiary – Irkutsk Aviation Plant and Beriev Aircraft Company (54.2%). The technological and design experience accumulated by the manufacturing enterprises during a number of decades remains one of their main advantages at the present day. All types of operations on creation of aircraft equipment from the stage of accessories development, process preparation and aircraft production up to the after-sale service can be performed at the plants. The enterprises are equipped with up-to-date equipment with wide application of through CAD/CAM-technologies that include a great number of individual design.

The corporation implements its main research projects in three centers: JSC Yakovlev Design Bureau (75.46%), Irkutsk Aviation Plant and Beriev Aircraft Company. Each of them is the pride of the Corporation, possesses the unique engineering school and long-standing practice in the development of high-grade civil, military, transport, naval and training aircraft equipment. Design Bureau actively interacts with corresponding directorates that perform an entire cycle of operations on development and implementation of new products.

Organizational structure of the Corporation includes five basic and two supporting units, a complex of separate departments and a number of supporting divisions.

Work of some management units is supervised at the level of Vice Presidents of the Corporation.

Marketing and foreign economic activity unit integrates business processes oriented to product positioning in the market, precontractual work and advertising-exhibition activity. Subdivisions of the unit are responsible for promotion of the basic products of the Corporation and line up their activity on the basis of regional marketing concept.

Program management unit provides end-to-end management of life cycle of the developments, production, deliveries and after-sale service of the basic products lines of the Corporation. Subdivisions of the unit are structured according to the project principle in concordance with available product portfolio – Su-27/30 combat aircrafts, Be-200 aircraft family, Yak-130 trainer, unmanned aerial vehicles, integrated logistic support. In 2007 two additional structures were created to control the Corporation new projects: Directorate of MS-21 program and Directorate of International Industrial Co-operation Programs.

Corporate economics unit is responsible for the processes of comprehensive planning and budgeting of the Corporation, its separate programs and projects activities. Subdivisions of the unit are structured according to their functions and perform economic planning and control of the expenditures, budget management, development of information systems and development of management system in the Corporation.

Corporate finance unit consolidates the basic functions of management of the Corporation financial resources including treasury-based budget implementation, attraction of long-term financing, liquidity management and planning of financial flows, as well as relations with investors and tax planning.

In 2007 the Corporation made a decision to establish new separate unit for management of production and co-operation relations. The unit must provide comprehensive production planning and development of wide co-operation on mutually beneficial conditions for all participants, as well as development of quality management system of the Corporation.


President
Executive Board
Corporate front office
Marketing and foreign economic activity
Department of foreign relations
Regional marketing department
Precontractual work department
Auxiliary departments
Corporate Finance
Financing organization department
Department for financial statements forecasting and analysis
Treasury
Other departments
Corporate economics
Department of economic planning and control
Corporate management department
Budget Office department
Information technologies department
Department for work with suppliers
Other departments
General management departments
Department of President Office
Legal Department
Accounting department
Other departments
General support
Human resources department
Department for material and technical and engineering support
Security assurance
Department for security and process
Separate departments
"Irkutsk Aviation Plant" - affiliate of Irkut Corporation
Taganrog Office
Production and cooperation ties management
Sector of integrated production planning and monitoring
Representative of leadership on Quality Management System of Aviation Products
Programs management
Yak-130 project directorate
Su-30MK project department
MS-21 project directorate
Directorate of development programs of unmanned aerial vehicles
Be-200 project directorate
International industrial cooperation directorate
Integrated logistic support directorate

President
Management Board
Corporate Secretary
Marketing and Foreign Economic Activity
Department of Foreign Relations
Regional Marketing Department
Precontractual Work Department
Supporting Departments

Corporate Finance
Financing Organization Department
Department of Forecast and Analysis of Financial Statements
Treasury
Other Departments

Corporate Economics
Department of Economic Planning and Control
Corporate Management Department
Budget Management Department
Information Technologies Department
Suppliers Operations Department
Other Departments

General Management Departments
President Office Department
Legal Department
Accounting Department
Other Departments

Security Assurance
Security Department

General Support
Human Resources Department
Department for Material, Technical and Engineering Support

Production and Cooperation Relations Management
Sector of Integrated Production Planning and Monitoring
Management Representative for Quality Management System of Aviation Products

Separate Departments
Irkutsk Aviation Plant – Irkut Corporation Branch
Taganrog Office

Programs Management
Yak-130 Project Directorate
Su-30MK Project Service
MS-21 Project Directorate
Directorate of Unmanned Aerial Vehicles Programs Development
Be-200 Project Directorate
International Industrial Cooperation Directorate
Integrated Logistic Support Directorate

Section 5. Development of the Russian Aircraft Building Sector

5.1. Sector Trends

The current state of the environment wherein the Corporation works is considered to be positive. Positive trends of the world and native economy development are reflected in growth rate of aircraft building sector production volumes. In 2007 the production volumes in real terms increased by 16.6%, at that, in the civil sector – by 10.2%, in the military sector – by 19.7%. These are the best indicators since 1991.

That provides the capacity load of the main industry enterprises for the nearest three-four years. This time slot allows to focus on solution of the tasks of the product and regional diversification, organization of new series productions, reduction of the lacks in technology.

The main center of the industry growth is the defense sector that produces up to 85% of the total output. The civil sector is practically absent in the commodity composition of aircraft equipment export. At the present day the industry prepares the new competitive civil aircrafts to enter the market. Particularly, there must begin the sales of Sukhoi Superjet 100 aircrafts that performed their first test flights in the early 2008. However, as a whole, it is safe to say that in the nearest future the military products will keep their dominate positions in the sector in terms of production volume.

Military-industrial complex, wherein the aircraft enterprises occupy the major part (corresponding shares in the total volume of the production and product export are 20% and 60%), has passed the long period of stagnation and has demonstrated a stable growth for the last years. In 2004-2007 the average annual increase of production volume amounted to 10.5%.

The main factors of such outstanding dynamics are both of foreign and inner nature. Annually the sectorial export added USD0.5 billion on average increasing from USD3.68 billion in 2000 up to USD7.5 billion in 2007. At that, only during the last year the increment amounted to USD1 billion. Along with this, the state purchases increased at the outstanding rate. While in 2004 the defense order equaled RUR148 billion, then in 2007 it doubled and amounted to RUR302.7 billion.

Dynamics of production volume of military-industrial complex and aircraft industry


130
120
110
100
90
80
2004
2005
2006
2007
Military-industrial complex, %
Aviation industry, %

Growth factors of military-industrial complex


10
8
6
4
2
0
350
300
250
200
150
100
2004
2005
2006
2007
State defense order, million rouble (RH scale)
Export of weapons and military equipment, USD billion
Export of aerotechnics, USD billion

Such trend is expected to keep the same in the nearest future. This optimistic forecast is based on imposing export portfolio that enlarged for the last three years by 2.5 times, as well as a will of the state to continue assignation of means for the country defense needs. Stable export flow of money should allow keeping favorable conditions for aircraft enterprises activity over a long period. At the same time new initiatives in state-private format sector will help to expand geographical and commercial boundaries of the enterprise activity and, as a result, successfully realize the program of civil aircraft industry development.

Reorganization and new organizational model of the Russian aircraft building sector is performed by the way of creation of the largest holding structure of the Russian industry – JSC United Aircraft Corporation. JSC United Aircraft Corporation (UAC) was established. For that, the RF Government contributed assets of the Russian aircraft companies, as well as private investors of Irkut Corporation to UAC's authorized capital. Upon completion of UAC's additional shares issue in March, 2008, a number of additional assets (government property) were integrated into the united corporation.

Structure of JSC "UAC"


Open Joint-Stock Company "United Aircraft Corporation"
JSC "Sukhoi" Company"
Irkut Corporation
JSC "Ilyushin Aviation Complex"
JSC "Tupolev"
JSC "NAPO" named after V.P. Chkalov
JSC Yakovlev Design Bureau
JSC "T"
CJSC "Aviastar-SP"
JSC "Ilyushin Finance Co."
JSC "VASO" community
JSC "KnAAPO"
JSC Beriev Aircraft Company
JSC "Nizhny Novgorod Aircraft building plant "Sokol"
JSC Finance Leasing Company
"Sukhoi" Design Bureau
JSC "TAVIA"
V/O Aviaexport
CJSC "GSS"

Structure of JSC UAC
Open Joint Stock Company United Aircraft Corporation
JSC Sukhoi Company
JSC Ilyushin Aviation Complex
JSC Tupolev
JSC NAPO named after V.P. Chkalov
JSC KnAAPO
Sukhoi Design Bureau

CJSC GSS
JSC IL
JSC VASO
CJSC Aviastar-SP
JSC Nizhniy Novgorod Aircraft Building Plant Sokol
JSC TAVIA
JSC Ilyushin Finance Co
JSC Finance Leasing
V/O Aviaexport

The first priority tasks of the united corporation in 2007 became the tasks of its corporate development; the corporation made a decision about further changing of the authorized capital structure of UAC, attraction of private and institutional investors in the united corporation. Moreover, the Corporation reached the principal agreements about integration of United Aircraft Corporation and Tashkent Aircraft Production Corporation named after V.P. Chkalov, as well as signed a memorandum of understanding with the State Aircraft Construction Concern Aviation of Ukraine.

5.2. The role of Irkut Corporation in the Development of the Sector

Last year became in many ways determinative for the aircraft building sector in terms of specification of directions of its development. The team of professionals including managers of key enterprises concentrated their efforts on determination of strategic plans of the aircraft building sector, basic competences of the united corporation, as well as on selection of priorities in the solution of sectorial tasks. The result of this work was the approved strategy of the sector development presented in UAC documents.

This strategy outlines the civil, military and transport segments of the aircraft industry as the points of united resources application. As a whole, these segments must increase the revenue of the aircraft enterprises from the current USD4 billion up to USD12-14 billion year-over-year by 2015 and USD20-25 billion by 2025.

Organization of civil aircraft production was considered to be the most significant activity direction. This segment must produce half of the objective revenue by 2025. Taking into account the "low base" of start of civil aircraft production, the Corporation plans to execute this task by intensive increasing of the production. Average annual production growth in this segment is planned to be 22-25% in 2008-2025.

Ambitious tasks are also set for the producers of military aircraft equipment - in particular, maintenance and development of export capacity. Their share in the world military aircraft market must reach 15% of the annual sales. The share of the military aircraft in the corporate total revenue in 2025 must comprise 30-40%.

Thus, the parity between civil and military aircraft industry will be set. The transport aviation with its military and civil segments will add 10-20% to the total revenue of the Corporation.

In order to implement the strategy it is necessary to focus the resources on priority projects of strategic importance. In May, 2008 Vice Prime Minister Sergey Ivanov mentioned that the decision which was made on aircraft product portfolio for the nearest decade was one of the important results of 2007: "It was done with regard to the real capabilities of Russian design bureaus and plants and, first and foremost, with regard to the requirements of civil airlines, i.e. market needs (not only the domestic but also the global)".

The declared aircraft product portfolio must satisfy needs of the Russian Armed Force for up-to-date aviation. As for the civil aircraft industry, the line of regional, short/middle/long-haul aircrafts will be introduced in sequence at the domestic and global markets.

Thus, the civil aviation area has the following priorities: projects of modernization and organization of series manufacturing of aircrafts of IL-96, Tu-204/214, IL-114, Tu-334, An-148 and Be-200 families. The latter project must be realized by Irkut Corporation.

UAC ensures the support for perspective projects of the aircraft of MS-21, SSJ, Tu-204SM families, as well as of wide-body short/middle-haul aircraft. MS-21 short/middle-range passenger aircraft designed by Irkut Corporation was considered to be the prospective project of worldwide positioning. This aircraft must embody the best national and world experience of the aircraft manufacture and approach the most mass-volume segments of the worldwide market.

Irkut Corporation will directly participate in the implementation of the aircraft building sector development strategy in the sphere of production and deliveries and military aviation. For the front-line aircraft segment the Corporation plans to produce and export multipurpose Su-27 and Su-30 aircraft families. The Corporation will remain the main executor of that project, as well as of the project for production of Yak-130 training combat aircraft.

Implementation of declared plans will require execution of the tasks on the development of the resource base of the industry enterprises and market positioning in each declared segment:

- promotion of Russian aircraft products in the foreign markets;
- concentration of material and technical, financial and intellectual resources for the purpose of generation of key scientific and technological process stocks;
- advanced growth of investments in the new programs of technological re-equipment;
- co-ordination of work of design bureaus and plants;
- development of co-operation ties and forming of international alliances;
- working-out of unified HR policy, motivation and continuous training programs, financing of personnel training system in profile educational organizations.

Analysis of the declared tasks, as well as the first results of the integration evidence the correctness of Irkut Corporation strategy on joining to the united holding company. Development plans of Irkut Corporation not only receive the support from the united sector but also comply with and complete its strategic initiatives. The synergy provides the basis for further mutually beneficial long-term cooperation in terms of development programs. Irkut Corporation expects to obtain significant economic benefit from implementation of integrated logistic systems, conducting of unified purchase policy, financial support of research and investment programs.

Irkut Corporation is confident that its experience in realization of international projects will be demanded in process of interaction with the world aircraft manufacturers. The Corporation may offer organizational and technological experience obtained within the frame of co-operative production projects with EADS. The Corporation can make significant contribution in creation of scientific-technological process stocks and working-out of critical technologies. The current developments for MS-21, Yak-130, unmanned aerial vehicles prospective projects can approve this fact.

Section 6. Results of the Corporation Performance in 2007

6.1. Market Position

Irkut Corporation holds the leading position among Russian aviation manufacturers. Financial results of the company, the significant order portfolio, as well as accumulated innovation potential put the Corporation in the position of a player guiding the aircraft building sector development: the deliveries of combat aircrafts produced by the plants of the Corporation account for the fifth part of industrial production volume and comprise about 60% of the export. The order portfolio at the end of 2007 is valued at more than USD4.6 billion.

Dynamics of order portfolio, USD, billion


4,8
4,4
4
3,6
3,2
3,9
3,9
4,4
4,6
2004
2005
2006
2007

Geography of order portfolio distribution at the end of 2007; USD, billion


India; 2770
1831
Algeria; 1000
Others ; 296
Germany/France 332
Russia; 84
Malaysia; 119

Export orientation of the Corporation obliges to stand the highest standards required from the suppliers of high-technology equipment by the military technical partnership. For the last five years Irkut Corporation has been included in Jane's Defense Top -100 – the rating of the world's leading defense companies. The following factors will maintain the high status of the active market participant:

- solid reputation of the Corporation having positive experience of the performance in the world market;
- significant order portfolio and stable cash flow ensuring innovation development of the Corporation;
- up-to-date production and technological infrastructure with high level of economic efficiency and aircraft equipment quality;
- intensively developing strategic partnership with EADS.

Portfolio of commercial and prospective projects of the Corporation


Technological kits delivery for Airbus company
MS-21 airliner entrance to the market
Su-30MKI licensed production
End of researh-and-development and start-up of short-series production of UAV
Germany, start of deliveries of Airbus converted aircrafts
Algeria, delivery of Yak-130 aircraft
Algeria, delivery of Su-30MKI(A) aircraft
Malaysia, delivery of Su-30MKM
Russia, Be-200 aircraft delivery to EMERCOM
India, delivery of Su-30MKI aircraft
2005
2007
2009
2011
2013
2015
2020

Regional structure of the Corporation order portfolio


Перспективы
Северная Америка
Бе-200
США
Латинская Америка
ЯК-130
Венесуэла
Перспективы
Бе-200
Алжир, Ливия, Египет
ЯК-130
Ливия
БПЛА
Алжир
Судан
Египет
Перспективы
ЯК-130
Индонезия
Бе-200
Австралия
Индонезия
Малайзия
Филлипины
БПЛА
Мьянма
Индонезия
Малайзия
Филлипины
Тайланд
Вьетнам

America
Perspectives:
North America: Be-200 - USA,
Latin America: Yak-130 - Venezuela
Europe
Projects: Airbus|EADS
Perspectives:
Be-200 - Greece, Spain, Portugal, France, Turkey, Italy
Unmanned aerial vehicles – Bulgaria, Croatia
Middle East
Perspectives:
Yak-130 - United Arab Emirates
Unmanned aerial vehicles - United Arab Emirates
Africa
Projects: Su-30MKA, Yak-130
Perspectives:
Be-200 – Algeria
Unmanned aerial vehicles – Algeria, Sudan, Egypt
Russia, CIS countries
Projects: Be-200, Yak-130
Perspectives: Delivery of Yak-130, unmanned aerial vehicles, gyroplanes
Asia-Pacific Region
Projects: Su-30MK (India, Malaysia)
Perspectives:
Yak-130 – Indonesia
Be-200 – Australia, Indonesia, Malaysia, Philippines
Unmanned aerial vehicles – Myanmar, Indonesia, Malaysia, Thailand, Vietnam

MS-21 Project

MS-21 short/middle-range passenger aircraft family is a strategic project of the Corporation for expansion of its presence in the civilian sector with prospects of entering both the national and world markets of aviation. The aircraft is used at short and middle domestic and international airlines. The Corporation plans to produce three modifications of the aircraft - for 150, 180 and 210 passengers.

MS-21 will replace Tu-154 aircraft, as well as obsolete foreign aircrafts in the domestic market. The main customers of this aircraft in the foreign market are expected to be the airlines of CIS countries, Southeast and Central Asia, East and South Europe, Middle East. According to forecasts, in the nearest 20 years the need of world market for aircrafts of such class will be 10-11 thousand items and Russian market will demand 10-15% of this volume.

MS-21 will be competitive due to its economic and operating characteristics. The principle of maximum efficient unification of the airframe will allow to put down the cost price and to make the best use of different modifications of the aircraft in the park of one airline. The aircraft will be characterized by high fuel economy, minimum expenses for maintenance and continuing airworthiness. The design of MS-21 takes into account new requirements on ecology, noise and comfort in passenger compartment. It is supposed to use up-to-date materials extensively: both perspective aluminum alloys and composite materials. High-efficiency engines and up-to-date on-board equipment will be installed on the aircraft.

By the decision of Irkut Corporation, the project on creation of MS-21 new civil aircraft was included in the prospective product portfolio of the civil aircraft industry. In August, 2007 the Management Board of Irkut Corporation validated the conception of new civil aircraft creation, as well as approved the results of first stage of work performed by the Corporation as per MS-21 program and made a positive decision on further project development.

Yakovlev Design Bureau controls the development of project engineering part. The Corporation plans to start MS-21 aircraft entry into service after 2015. For current time the Corporation performs advanced product design and plans to finish it in July-August, 2008 and then to change-over to the stage of outline design and demonstration of the product being created to the airlines. This project is financed from the funds of the federal budget and own funds of the Corporation. According to the valuation, the annual cash receipts from aircraft sales in 2017-2025 will comprise USD1.7 - 4.8 billion.

Yak-130 Training Combat Aircraft

Fundamentally the new development of Russian designers of Yakovlev Design Bureau, Yak-130 two-seat training combat aircraft serves for basic and advanced training of front-line aviation pilots. This aircraft is distinguished by the excellent maneuverability and up-to-date avionics complex typical for modern combat aircrafts, as well as by high reliability and long service life. It allows the pilots to master and improve their pilotage skills both in existent and prospective Russian fighters, as well as their foreign analogues. The Yak-130 aircraft is a key component of the training aids suite which includes integrated independent monitoring system, computer-furnished class rooms for training of flight and maintenance personnel, navigational and special purpose simulators. The Yak-130 aircraft can be also used as a light combat aircraft. The aircraft can carry up to 3 tons of ammunition.

The Yak-130 aircraft is one of the most prospective Russian aviation projects both in terms of delivery for needs of the Russian Air Force and for export sales. In its operation-technical performances, as well as the "price-efficiency" ratio, the Yak-130 aircraft surpasses by far all existent and prospective foreign analogues.

In 2002 the Yak-130 aircraft won the competition on the creation of training combat aircraft for the training of front-line aviation pilots. In March, 2004 the aircraft performed the maiden flight. Federal integration test of the aircraft began one and half year later. In November, 2007 the aircraft received preliminary opinion of the Russian Air Force that verified that the aircraft met the requirements of technical development plan on its characteristics in test conditions. The production of development batch was recommended. Nizhny Novgorod Aircraft building plant SOKOL performs the contract with the Ministry of Defense for production of 12 aircrafts. Within the frame of the project the Corporation on its production sites produces the wings, the first batch of which was sent to Nizhny Novgorod in November, 2007. In 2008 the Corporation must carry out the second stage of the tests with the basic armament configuration and output of series manufacturing recommendations.

Irkutsk Aviation Plant developed a full-featured program on creation of manufacturing facilities for production of the Yak-130 aircrafts. Preproduction is performed on the basis of computer design methods. In 2007 the draft electronic documents on airframe design were fully developed. That allowed to produce RH outer wing for static tests in the middle of the year and to start the wings deliveries to Nizhny Novgorod Aircraft Building Plant SOKOL. Preproduction operations are financed from the own funds of the Corporation.

The aircraft is put into series manufacturing at the time when the world market has a higher demand for the given class of aircraft equipment. That is because in the process of intensive introduction of armament being supplied, a need for corresponding simulators and training equipment appears. At the same time the park of training combat aircrafts is significantly obsolete in many countries, and the countries started its renovation programs.

At the present day 84 foreign countries (except for USA) are armed with approximately four thousand training and combat training aircrafts. The Russian Federation has approximately 700 and USA – 650 such items. The significant renovation of world training aircraft park will be carried out up to 2015, as the mass delivery of combat aircrafts of the fifth generation and generation 4+ is planned. A part of training machines (approximately 25%) will be discarded due to expiration of their service life. Thus, the market of these aircraft by 2020 will amount to approximately 2500 machines. Taking into account the fact that today the market has no other competitive aircraft, no doubt that this aircraft will be in great demand. The analysis shows that the potential of the world market for the Yak-130 aircraft is about 1200 machines. The Corporation set a task to obtain 25-40% of this market segment.

At present more than 60 aircrafts are included into the State Armament Program for the period till 2015 and they will be put on the line of the Ministry of Defense of Russian Federation. Algeria buys the large batch of the aircrafts with information and control field of the cabins in English. It is planned to start the deliveries in the second quarter of 2009.

CIS countries, Middle East, Southeast Asia and Latin America showed the interest in Yak-130 aircrafts. Presentations of the aircraft with participation of pilots of foreign partners in demonstration flights are regularly performed and precontractual negotiations are held in these countries. Altogether there are more than 100 applications for the aircrafts.

Upon completion of all tests and reaching the projected capacity in 2010, the Corporation plans to get annually up to half-a-billion USD from the sales of the Yak-130 aircraft.

Su-30MK Project

The multifunction fighter of Su-30MK family occupies the dominant position in the product portfolio of Irkut Corporation. The portion of this project including aircrafts and processing kits is 93% of the total production volume. Today the Corporation is the manufacturer, capable to perform series manufacturing and all cycles of production, maintenance and after-sale service operations of the aircrafts. All producible fighters are exported. Three-quarters of all Su-30MK aircrafts exported by Russia in 2007 were built in Irkutsk Aviation Plant.

India

In March, 2007 the Corporation signed the contract for replacement of previously delivered Su-30K fighters. Under this contract the Corporation must deliver eighteen Su-30MKI fighters. At year-end 89% of the contract were performed.

In execution of long-term (2004-2012) license contract, last year Hindustan Aeronautics Ltd (HAL) company received the next batch of processing kits of Su-30MKI fighters. To this license documenting the delivery of up to one and half hundred processing kits, the contract with the total value about USD 1.5 billion for delivery of additional processing kits was signed in October, 2007. Such co-operation mechanism corresponds to the modern trends of licensed production transfer to importing countries.

While integrating of the delivered equipment into the armed forces, the tasks of equipment maintenance and repair in the customer territory is becoming of high priority. The activity in that direction can be quite prospective. The corresponding project was initiated together with the Indian party. At the present day the Corporation carries out works on organization of complete overhaul of Su-30MKI aircrafts at the facilities on which their production was based.

Algeria

In August, 2007 the Corporation started the deliveries of Su-30MKI(A) fighters. By the end of the year the first batch was delivered. The aircrafts will be used for the training of pilots of the customer's Air Forces. Algeria, as a geographic delivery point appeared in 2006 expanding the narrow regional structure of the portfolio by adding the contract for delivery of twenty eight Su-30MKI(A) fighters.

Russian manufacturers hold a firm position in the Algerian armament market and it can be supposed for certain that positions of this country in the corporate order portfolio will be only expanded in the future.

Malaysia

The first two Su-30MKM fighters were delivered to the Air Forces of Malaysia in May. Totally at the year-end this country received 9 aircrafts, while the Malaysian contract includes the delivery of 18 combat aircrafts.

Be-200 Project

Be-200 multipurpose amphibious aircraft was the first project of the Corporation for entrance in the civil sector of the aircraft building. Different modifications of the aircraft created by Beriev Aircraft Company can be used for fire fighting, search and rescue, coastal patrol, environmental monitoring. This aircraft was conceived for littoral and blue water operations.

In 2007 the Air Register of the Interstate Aviation Committee issued the supplement to the type certificate for the Be-200ChS amphibious aircraft, allowing the aircraft applications in passenger configuration. It significantly enlarges the possibilities of Be-200ChS aircraft operation including passenger transportation.

For the present day four amphibious aircrafts were built and delivered to Russia's EMERCOM. During the first years of operation Be-200 aircraft showed the considerable dominance of its flight-technical performances over the competitors and demonstrated the high efficiency in fire-fighting in the territory of the following countries: CIS, Russia, Portugal, Italy, Greece and Indonesia. In future it is necessary to create regional co-operation associations between countries for Be-200 aircrafts operation. Russia's EMERCOM offered to create the first Emergencies Center in Western Europe.

In 2007 the works on ensuring European certification of the aircraft fire-fighter modification were continued. This modification is in the closing stage and should be completed in 2008. The first test sample of the Be-200 aircraft was updated with regard to the necessary requirements and pilots of European Aviation Safety Agency (EASA) performed the first stage of the aircraft flight tests.

The potential of the national market for Be-200 aircrafts is insignificant: it is about 15-18 machines. At the same time according to the data of analysis of amphibious aircraft market potential carried out by the marketing service of Irkutsk Aviation Plant together with EADS and Rolls-Royce companies, the potential demand for Be-200 aircrafts in the nearest 20 years may comprise more than 60 items in 25 countries of the world in different aircraft modifications. Now the Corporation develops the contracts for delivery of 20 aircrafts to some countries of Western Europe and Southeast Asia. In spring 2008 the Corporation delivered one aircraft under the contract to Azerbaijan.

The cost of current contracts amounts to USD83.8 million, the customer of these contracts is Russia's EMERCOM. Sales forecast for Be-200 aircraft until 2013 is valued at USD840 million and orders of Russian customers amount to USD120 million from the total volume.

Due to substantial utilization of production capacities of Irkutsk Aviation Plant, in July, 2007 the Corporation decided to hand over a complex of works on design, production and after-sale service of Be-200 amphibious aircraft to Beriev Aircraft Company in Taganrog and JSC TAVIA.

In 2008 Irkutsk Aviation Plant is going to finish the assembly of last two aircrafts. After that the plant will focus on the production of the wing as the most technology-intensive assembly unit of the aircraft. Besides, Irkut Corporation retains its function on promotion of Be-200 aircraft in the market, particularly, on certification and production distribution in the European market. The Corporation is going to continue the joint project - EADS Irkut Seaplane.SAS. enterprise in cooperation with EADS European concern.

Partnership with EADS: Conversion of A320/A321 Passenger Aircrafts

The idea of this project is to establish two production centers on conversion of Airbus passenger aircrafts to cargo versions in Germany and Russia. Potential customers are Russian and foreign cargo airlines. During the works linked with conversion, the passenger lounge is to be dismantled, the heightened floors and loading/unloading equipment are to be installed and a big cargo hatch is supposed to be cut in the fuselage.

Irkut Corporation will deal with the following within the frame of the project:

- holding of research and development activities;
- creation of Russian production center;
- further control and handling of operations on aircrafts conversion in the territory of Russia;
- production and organization of further delivery of conversion kits to the both centers.

Elbe Flugzeugwerke GmbH (EFW GmbH) company (Airbus department), which specializes in the development and production of transport aircrafts, controls the similar center in Dresden.

Such partnership was established in 2006, and the first converted machine is expected to be produced in May, 2012. Thus, the project is in its middle stage. For today, the Corporation together with the project partners (Airbus S.A.S., EFW GmbH) have developed project business plan, determined the schedule of the project and preparation of conversion kits production. They have started the preparation of production sites for conversion of the aircrafts in the territory of Russia, they carry out co-operative engineering operations, determine the set of suppliers and contractors. The project partners negotiate with German banks for financing of the project on a security of German government.

In April, 2007 Airbus Freighter Conversion GmbH joint venture was registered in Dresden. The promoter of this enterprise is EFW GmbH company. The other partners - United Aircraft Corporation (25%), Irkut Corporation (25%) and Airbus S.A.S. (18%) - incurred obligations to buy back their shares in July 2008. The activity on conversion and sale of liners will be carried out just on behalf of this joint enterprise.

The project plans the execution of the whole complex of operations on preparation and certification of the production, development of technical documentation, personnel training. The total investment volume in the project will amount to USD200 million.

The Russian party must deliver the first conversion kit in Dresden at the end of 2007 with the further putting into series production up to 40 kits per year. The Russian center plans to convert the first aircraft in 2012. After that the center will stat serial conversion of up to 25 aircrafts per year. The total number of the aircrafts to be modified to cargo version under this project in 2010-2025 must amount to approximately 400 items. Project revenue is planned to be about USD80 million per year.

Partnership with EADS: Components Production

General agreement on strategic partnership between two companies was initiated in 2004. In January, 2007, Irkut Corporation started series production of component parts for A-320 airbuses of Airbus concern. The first articles produced at the plant were nose landing gear bays that were delivered to Airbus company in October, 2007.

The Corporation carried out the enormous scope of preproduction works over a period from the moment of contract signing:

- preliminary audit of quality management system in accordance with the requirements of EN 9100 international standards;
- reconstruction of production areas at Irkutsk Aviation Plant including starting of line of anodic treatment, galvanic processing and painting of parts;
- unification of normative documents;
- certification of production processes upon request of Airbus company;
- selection of suppliers and contractors;
- personnel training, personnel probation in Germany and France.

Total production of component parts for European Aircraft Concern that the Russian party can expect is valued at USD1.985 billion up to 2015. It is planned that Irkut Corporation will be able to increase its annual sales up to USD100 million in the years to come.

As a whole, Irkut Corporation has enormous strategic advantages in the partnership with EADS. Besides the economic benefits, the Corporation achieves the status of the first Russian supplier of the largest aircraft manufacturer. This status approves the significant organizational and manufacturing experience of the Corporation, provides access to the best management models of production processes and quality system organization.

Unmanned Aerial Vehicles

Unmanned aerial vehicles developed by the Corporation include general-purpose flying vehicles, onboard observation equipment and ground-based devices for data control, reception and processing. Each airborne system is an efficient mean of information support in handling disturbances in public order, natural environment and industrial production. The unmanned aerial vehicles can be used in joint operations with ground-based equipment and piloted vehicles.

A number of projects under this direction are developed in co-operation with the foreign partners from Germany, Italy, Israel.

In 2007 Irkut Corporation together with subsidiary enterprises of JSC Gazprom executed the successful works on practical diagnostics of main pipelines in order to provide their process safety and protection. At that, the following machines were used:

- "IRKUT-2M" small-size movable unmanned aerial vehicle;
- "IRKUT-850" optionally piloted Aerial Remote Sensing System.

Upon request of Russia's EMERCOM in 2007 the Corporation worked out, tested and put into operation "IRKUT 1A" balloon-based aerial surveillance system designed for monitoring of the emergency zones also at night and in obscured conditions. The Corporation obtained the contract for delivery of four such systems in 2008.

Together with JSC Gazprom the Corporation specialists presented integrated information system under the International forum and UVS-TECH 2007 exhibition. This system provides acquisition, distribution, processing and storage of information about state of the objects of industrial infrastructure - pipelines, pump and distribution substations, processing plants. Besides aerial remote sensing systems the system contains satellite system, ground facilities and stations of acquisition, transmission, reception, processing and storing of information.

The following activities will be of higher priority in the sphere of development, production and operation for near-term outlook in the given direction:

- completion of complex development works on the basis of "Irkut-10" system and mastering of its series production;
- construction of experimental model and flight testing of "Irkut-200" system.

At the end of 2007 President of Corporation made a decision on establishment of subsidiary manufacturing enterprise in the frame of program on unmanned vehicles development.

A-002M Lightweight Gyroplane

A-002M lightweight gyroplane that combines characteristic of helicopter and aircraft was developed by Lightweight Aviation Design Bureau of Irkut Aviation Plant. Coordination works on the gyroplane are carried out by Unmanned Aerial Systems Development Directorate. A-002M gyroplane can be used in search and rescue, in delivery of emergency medical and technical assistance, monitoring of roads, pipelines, electric power lines.

Under the project the Corporation has received the design organization certificate and the license for design of such aircraft equipment. The Corporation completely formed scientific and technical base required for this project. The Corporation constructed and tested gyroplane experimental model and in February and October, 2007, this experimental model with infrared equipment performed test flights for aerial inspection control of electric power lines of JSC Irkutskenergo. The manufacture produced the experimental batch of five machines. Series manufacturing is being prepared.

Schedule works on gyroplane certification are in progress. Flight development tests are successfully completed, preparation for the start of certification plant tests is in progress. The plant tests are to begin in December, 2008. In September two gyroplane are going to perform industrial monitoring of fuel and energy complex objects in Nefteyugansk. The Corporation plans to receive the type Certificate as per Aeronautical Regulations AP - 27 at the end of 2009.

6.2. Financial Policy

In 2007 the major efforts of management of the Corporation in the sphere of financial policy was focused on loans attraction and debt servicing. As opposed to the previous years, 2007 was accompanied with aggravation of the situation in the world financial markets characterized by interest rates increase and loan volume contraction. The changes in the world affected the Russian financial market too. In such conditions, the appropriate debt management strategy, as well as a number of operational measures undertaken by the corporate management allowed to minimize the aftereffects of negative trends.

Within the year the Corporation has attracted external credits and loans to the amount more than USD1 billion. The Corporation directed about USD800 million for discharge of liabilities. At that, expenditures for debt servicing and interest payment amounted to USD84.4 million. Net debt of the Corporation at the end of 2007 equaled USD630.9 million.

Considerable cash balance on the accounts at the end of 2007 is explained not only by cycling of revenue incomings, but first and foremost, by the debt management policy in conditions of liquidity crisis in the world financial markets.

Net debt, USD million


750
500
250
0
2004
2005
2006
2007

Presence of the Corporation on the debt market is explained by necessity of liquidity maintaining, re-financing of the current portfolio, implementation of technical upgrading programs and research-and-development activity. The Corporation keeps positive credit history for the last years and successfully follows the long-term strategy of external debts. The strategy is based on seven principles.

1. Retention of debt financing structure based on the principles of project financing and consists of several levels:

- the main project bank, credits of which make the biggest share;
- the second level consists of several banks that provide not so much credit resources as the main project bank;
- securities market instruments (bonds, CLN, etc.)

Corporate debt structure at the end of 2007


Credit linked notes 13%
Bonded loans 14%
Bank credits and loans 73%

2. Increase of flexibility of debt attraction instruments. Maintaining the practice of credit lines opening with flexible drawdown schedule and possibility of advanced repayment.

3. Diversification of debt instruments and promotion of the Corporation to foreign capital markets.

The credit history of the Corporation is more than 10 years. During that time the Corporation formed the circle of main strategic partners and used different financial instruments. In regional aspect the credit portfolio is represented by loans of Russian, European and Singaporean banks. Bank credits and loans occupy the principal share in debt structure. Sberbank of Russia is the main partner of the Corporation. Its share is 47.3% of all attracted credit funds.

Dynamics of credit portfolio parameters


40
30
20
10
0
10
7,5
5
2,5
0
2005
2006
Average weighted period till redemption, month
Average weighted rate, % (RH scale)
Libor rate, % (RH scale)

4. Optimization of credit portfolio structure and reduction of costs for debt attraction and servicing.

The positive credit history and the image of reliable debtor led to increasing of investment interest to the Corporation and, as a result, to cost reduction of attracted capital. It should be noted that the process of progressive reduction of credit rates is performed against the general increase of debt cost in the financial markets.

In 2007 the Corporation kept the weighted average debt maturity practically on the same level due to open credit lines in Sberbank of Russia. One more positive change in credit portfolio structure last year was the increasing of debt share in USD, the major currency of international settlements of the Corporation. The share of such debt reached to 80% from the total volume of the credit portfolio. Last year this indicator was 75.6%.

5. Maintaining of the current liquidity.

Expansion of functional credit lines is carried out both due to Russian and foreign banks:

- Sberbank of Russia, for a term up to 2012, limit USD260 million;
- Sberbank of Russia, for a term up to 2010, limit USD240 million;
- JSC VTB Bank, for a term up to 2008, limit USD100 million;
- the other first-class banks including European banks.

6. Development of credit financing technologies.

The Corporation goes beyond the using of traditional debt instruments and includes alternative approaches in its own financial practice:

- using LC schemes of payment with foreign contractors;
- implementation of some part of investment programs using leasing technologies;
- participation in the program of compensation of a part of expenditures on interest payment from the federal budget for credits received for the export sales of production. In 2007 the Corporation compensated USD25.1 million from the federal budget. That amounts to 30% of all debt servicing expenditures;
- preparation for participation in the program of compensation of a part of the interest paid from the federal budget for credits received for technical upgrading and approved by UAC.

7. Increasing of credit rating.

Some of the main advantages of the Corporation recognized by financial market experts are the more informational transparency (in comparison with the other enterprises of mechanical-engineering sector), complete professionalism of management team, as well as stable cash flow which can eventually meet all the existing financial obligations. The combination of these factors positively affects the perception of the Corporation by the financial community as reliable fund borrower.

In March, 2007 Moody's Investors Service rating agency increased corporate rating of the Corporation from B1 to Ba1 level. The rating was reconsidered due to Corporation depositing of 38.22% shares in the authorized capital of UAC, the principal shareholder of which is the Russian Federation. The calculation was made in accordance with the methodology prescribed for the publicly owned emitter. At the same time Moody's Interfax Rating Agency approved the rating of the Corporation on the national scale Aa1.ru. The rating forecast is "stable".

Progressive increasing of the corporate credit rating positively affects the credit portfolio structure, allows to strengthen positions in international capital market, diversify the sources of financing and, finally, put down cost of the debts.

Market Debt Instruments of the Corporation

1. The third issue of non-convertible documentary rouble-nominated coupon bonds of series A03.

These securities were to refinance accumulated debt of the Corporation and minimize its interest income. Whereas during the previous issues the coupon rate was 16%, the current loan rate of the Corporation is 8.74% per annum.

Main parameters of the bonded loan:

- date of placement: September, 22, 2005;
- date of redemption: September, 16, 2010;
- volume of issue: 3.25 billion roubles;

- coupon period: 182 calendar days;
- number of coupon: ten;
- interest rate: 8.74% per annum.

In accordance with terms of the issue, the Corporation paid out two coupon incomes on its own bonds in March and September, 2007. The amount of each payment equaled 141.6 million roubles, or 43.58 roubles per each bond at par value 1000 roubles.

During 2007 bonds of the Corporation continued to be popular among the participants of the debt market. Increase in demand for the securities was observed at the beginning and at the end of the year. The Corporation entry in UAC, as well as high ratings of development prospects of the united corporation, were considered by the investors as positive factors that led to increasing of trade volume. The direction of quotes movement was determined rather by general situation on the market, than by emitter finance indicators.

Dynamics of debt instruments trade of the Corporation in 2007


750,00
500,00
250,00
0,00
9,00
8,00
7,00
6,00
January
February
March
April
May
June
July
August
September
October
November
December
Trade volume of A03, million roubles (LH scale)
Profitability of A03, %
Profitability of CLN, %

2. Credit linked notes (CLN).

Issue of CLN in April, 2006, was performed within the framework of credit portfolio restructuring and extension of maturity period of obligations of the Corporation. The major peculiarity of this issue was the amount of bids for securities purchase which significantly exceeded their possible offers. The notes became attractive due to the balance between their profitability and emitter risk level.

Main parameters of the credit linked notes (CLN):
- total sum of issue at par value: USD125 000 000;
- date of issue: April 04, 2006;
- date of redemption: April 10, 2009;
- price at placement: 100% from par;
- price of redemption: 100% from par;
- coupon rate: 8.25% per annum;
- number of coupons: six;
- coupon period: 6 months.

In April and October, 2007 the interest on credit linked notes was paid in accordance with the terms of the issue. The amount of each payment equaled USD5.2 million.

The credit linked notes cost trend in the over-the-counter market is determined by the same set of factors that functions on the stock board regarding to the bonds. Investment tones concerning the results of integration are optimistic and keep up the debt securities quotes of the Corporation on the high level.

6.3. Investments and Innovations

6.3.1. Capital Investment

Fulfillment of the strategic goals of the Corporation on increase of production volume and expansion of its product portfolio are impossible without some technical arrangements such as increase of existent production facilities and introduction of modern technologies. Therefore the technical upgrading program is the same key part of the general plan of the corporate development as its product-market strategy.

In 2007 the Corporation started implementation of triennial investment program for 2007-2009 which was developed taking into consideration the fulfillment of tasks on facilities development at Irkutsk Aviation Plant as the main production site of the Corporation. The total amount of finance assigned for the program is USD300 million. The program execution allows:

- to assure implementation of production program for the signed contracts in 2007-2013;
- to increase the volumes of aircraft components production as per the program of international industrial co-operation;
- to prepare the production facilities for implementation of A320/A321 conversion project.

Distribution of investment budget of the Corporation, USD million


120
100
80
60
40
20
0
2007
2008
2009
Equipment
Capital development
Information technologies
Social sphere

The priority task for fulfillment of the goals of the Corporation is scheduled increase of manufacturing facilities within the frame of production program implementation. Production volumes since 2007 till 2010 must increase by more than 1.5 times. Development of manufacturing facilities by the expansion of bottlenecks of main technological conversions, as well as expansion of interplant and international co-operations is planned.

60% of the Investment Program funds are directed to finance the increase of production volume including expansion of bottlenecks and replacement of worn-out equipment.

The priority directions are the following technological conversions:

1. Mechanical assembly production (milling and lathe machining of the parts made of aluminum and titanium alloys by numerically controlled machine tools). The Investment Program assigns more than USD100 million for upgrading and expansion of machinery equipment, as well as for reconstruction and capital development within the frame of this technological conversion.

2. Preparation-stamping production (shaping of the parts by elastic fluid). Investments in this direction must amount to about USD30 million.

3. Assembly production. Volume of investments for equipment shall exceed USD11 million.

4. Metallurgical production (thermal treatment of the parts made of titanium alloys, plating coatings for steel parts). The total volume of cost will comprise more than USD45 million.

5. Process preparation shops (milling processing of the parts, production and sharpening of cutter tool).

Implementation of the Investment Program

In 2007 the Corporation directed USD115.7 million for the implementation of investment tasks, including more than USD80 million for the following technical re-equipment:

- creation of new electroplating shop including installation and mastering of 10 galvanic and paint lines;
- purchase and installation of 30 high-production machine tools and multipurpose machining centers;
- start up of new machining and aggregate assembling areas;
- purchase and installation of 40 testing chambers and laboratory equipment items;
- construction of a fluorescent penetrant inspection shop.

Development of production facilities is carried out on the basis of creation of special-purpose processing centers operating on GT principles. Such centers include equipment that allows performing the whole complex of technological operations related to the given processing center. As a result, the more efficient load of high-productive progressive equipment is achieved.

6.3.2. Scientific Investigations and Information Technologies

The Corporation spent USD40 million for research and development activities in 2007. The Yak-130 and Su-30MK projects received the principal sum. The amount of funds directed to particular business directions depended on their current stages of development. The Yak-130 project is on the stage of start up of series production, Su-30MK is a final product and requires the minimum financing in the field of research-and-development.

Integration of CAD/CAM/CAE-technologies allowed to reduce significantly the time of preproduction, the labor intensity of structural-processing treatment, eliminate errors in components production, as well as to reduce expenses for technological equipment.

The Corporation develops the technologies including the technologies for fragile large-size aviation components which allow within the working conditions to meet high requirements for accuracy and resources.

Totally the investments into the development of information technologies of Irkutsk Aviation Plant shall comprise USD18 million for the period from 2007 to 2009.

The Corporation actively implements the program on introduction of modern system of integrated logistic support. In 2005 the Corporation signed the contract with one of worldwide leaders in this sphere on purchase of special software package adapted to Corporation requirements. The developed products completely correspond to the up-to-date international standards of integrated logistic support such as ASD, SCORM, etc. In Russia the Corporation is the only company that has installed such software packages. Such softwares are installed only by eight largest aviation and shipbuilding companies in the world. At present the package softwares have been already introduced at JSC Beriev Aircraft Company. JSC Yakovlev Design Bureau began to use them for the Yak-130 project. In prospects, all the divisions and projects of the Corporation will apply the given product.

Implementation of integrated logistic support at the stages of development, production and operation of aircraft equipment must allow the designer and supplier on one hand and the customer on the other hand to receive required information promptly and exclude the necessity to draw the emergency requests for spare parts. Besides, in many ways that must normalize the process of aircraft equipment operation, because such systems integrated into common information space allow to receive true information and help to understand what should be done in short-term and long-term prospects. Finally, that should lead to the cost reduction of operation process and optimization of the related expenses.

6.3.3. Quality Management

The high quality of producible equipment and rendered services plays the primary role in the development of Irkut Corporation. In 1997 the Irkutsk Aviation Production Association, on the base of which the present Corporation was formed, was the first among Russian aircraft building enterprises which obtained the certificate of quality management system conformity to ISO 9002 international standards. Subsequently the Corporation prolonged the duration of this certificate many times. Upon establishing of partner relations with Airbus company, the Corporation carried out works on certification of quality management system in accordance with international standards for aviation industry. Thus in 2005 specialists of Airbus company who audited Irkutsk Aviation Plant approved the Corporation conformity to EN 9100 standards.

At the meeting on February 27, 2007 the Board of Directors of the Corporation validated the Quality Policy in the field of production, maintenance, repair and modernization of aircraft equipment. According to that document the main objective of the activity of the Corporation in the quality sphere is the meeting requirements and expectations of all the related parties and first and foremost of consumers by means of production of competitive equipment and provision of the associated services of high and sustained quality.

In March, 2007 specialists of CJSC NMCNorma performed the inspection audit and in accordance with its results approved the validity of the certificate of the corporate quality management system conformity to ISO 9001-2001 standards in production, modernization and maintenance of military aircraft equipment. Besides, the auditors issued the positive opinion on conformity of the corporate quality management system to the standards in aircraft equipment maintenance repair.

In August specialists of Airbus France company carried out quality control test of the first nose landing gear bay for A320 aircraft and made a conclusion on ability of serial delivery of the assemblies. This conclusion became the result of hard work on certification of technological processes applied by the Corporation.

The Commission of Bureau Veritas Certification (international certification agency) audited the quality management system at Irkutsk Aviation Plant from 24 to 28 September, 2007 and at the Corporate Center on October, 9. In accordance with its results the Corporation obtained the certificate of conformity to EN/AS 9100 standard requirements. Irkut Corporation became the first company of the Russian aircraft industry which quality management system was certified by EN 9100 standard by an independent international body.

From 22 to 26 October the Air Registration Board of the International Aviation Committee successfully audited Irkutsk Aviation Plant. In accordance with the results of the audit the Committee verified the certificate of aircraft designer. Besides, specialists of the Air Registration Board of the International Aviation Committee performed re-certification audit of Be-200ChS production in November-December, 2007 and issued the approval license for the production of the given type aircraft. The works were carried out under the supervision of specialists of European Aviation Safety Agency (EASA). On the basis of the results of the audit of Irkutsk Aviation plant, the Agency made conclusions about essential similarity of procedures and requirements of production certification applied in Russia and Europe. Besides, the agency confirmed the availability of provisions for mutual recognition of certification systems.

In 2007 the Corporation together with JSC Sukhoi and JSC KnAAPO production association, as well as with representatives of the Ministry of Defense, organized audit of quality management systems of six suppliers. For elimination of detected nonconformities and their causes the companies developed a number of measures and arranged the supervision of their execution.

6.4. Environmental Care

The Corporation traditionally pays very serious attention to environmental matters and especially to the problems of maintenance of the unique ecology of the Baikal Region. The Corporation is aware of its role and responsibility in the region and demonstrates in public its readiness to follow both the legal requirements and the best worldwide practices in the area of environmental care.

Special environmental care department of Irkutsk Aviation Plant controls the rational use of nature and observation of technological discipline. The department permanently monitors waste waters, industrial emissions, air condition in place of business, analyses meteorological factors and data for drinking water, noise, vibration, X-ray and electromagnetic radiation.

In 2007 the department arranged a number of environmental care events. The work on construction of facilities for purification of industrial wastewaters was continued. The related expenses amounted to 31 million roubles. More than 75 million roubles were spent on reconstruction of boiler plants, particularly, for building of circulation water system. The Corporation organized monitoring of ground waters in the ash-disposal area. The Corporation implemented measures on bringing of four air cyclone-reclaimers to standard efficiency. TsN-15 cyclone with purification efficiency 85% was installed in one of the shops.

The Corporation initiated works on obtaining of a license for gathering, utilization, decontamination, transportation and disposal of hazardous wastes. The Corporation received the corresponding opinions of the Federal Service for Surveillance on Consumer Rights Protection and Human Welfare and the General Board of Russia's EMERCOM in the Irkutsk Region. The Corporation arranged the training session for a specialist of the hazardous waste environmental protection department.

6.5. HR Policy and Social Projects

The major goal of the Corporation in the field of human resources management is forming of the unique team-oriented group of highly qualified specialists motivated on the development and production of competitive aircraft equipment, as well as provision of associated services of high and sustainable quality.

In 2007 the Corporation focused on the optimization of personnel structure, first and foremost, on attraction and retention of critical skill employees at Irkutsk Aviation Plant to ensure the execution of the production program. In the course of specially arranged events the Corporation employed almost 2200 new workers, 90% of them are members of the industrial-manufacturing personnel. At that, due to increase of a portion of young people, the middle age of the employees was lowered by 0.8% up to 39.9 years.

Staff training expenses increased in comparison with the previous year by 26.6% and amounted to 53.8 million roubles. In 2008 the Corporation is planning to spend 56 million roubles for that purposes. The task of highly qualified employee training is solved by means of long-term contract partnership programs with leading Irkutsk universities and vocational schools. The major activity directions are training of young workers, training programs in the field of modern information technology, labour protection and health and safety. 2310 leaders and specialists of the plant were certificated in the previous year. In 2007 the Corporation put into operation a new training-production center that will annually graduate up to 400 new workers. In the same place the Corporation plans to arrange the advanced training in different directions where about 4000 persons will study every year.

Interaction of the corporate HR service with Irkutsk higher educational establishments is carried out by means of arrangement of student practical trainings. These students have an opportunity to learn up-to-date and advanced aviation technologies during the study. After graduation the most of them begin working at Irkutsk Aviation Plant as young specialists familiar with production process. Annually about 150 employees of the enterprise learn at Irkutsk State Technical University at the plant's expense.

The standards regulating management of the corporate HR reserve was introduced at Irkutsk Power Plant at the end of 2006. In May, 2007 the Corporation validated the summary list of personnel reserve in quantity of 656 persons and the program of their training.

The Corporation developed the whole complex of measures to motivate the personnel. The current system of labor remuneration provides team and individual bonuses, payment of bonuses for high proficiency, qualification and for work with individual production approval mark. The Corporation additionally pays seniority bonuses, bonuses to jubilee data and holidays and gives rewards to the teams - winners of production competitions. The Corporation renders the regular material aid to ex-employees and performs nonrecurrent payments at retirement.

The Corporation carries out active HR policy focused on provision and maintaining of high level of employees' quality of life. The social expenses increased by 12% in comparison to 2006. The Corporation provides credits to the workers on beneficial terms, pays compensation to cover food expenses, renders individual aid in solving of housing problems. The program on building of commercial housing on favorable conditions for the workers of Irkutsk Aviation Plant is conducted. In 2007 the Corporation handed the housing to 30 families of employees. In 2008-2010 it is planned to build more than 500 flats. The Corporation implements the programs of sanatorium-resort therapy, gives the hotel vouchers in children's health-improvement camps, recreation centers, holiday hotels. The title "Honored worker of the plant" is regularly assigned at the enterprise.

During the period of 2007-2009 Irkutsk Aviation Plant is going to spend more than USD7.6 million on social and economic development according to the investment program.

Section 7. Share Capital

New Strategic Shareholder

The significant event for corporate development of Irkut Corporation happened in January, 2007. In accordance with the integration processes in the aircraft industry United Aircraft Corporation consolidated the controlling stake of the Corporation in the amount of 50.11%.

11.89% of shares belonged to JSC Sukhoi Company - affiliate of UAC. 38.22% of shares of the Corporation which earlier belonged to private investors were handed over to United Aircraft Corporation as the payment for its authorized capital.

Change of shareholders structure in 2007



100
75
50
25
0
On 01.01.2007
On 01.01.2008
LLC "EADS"
Institutional and private investors
Management
JSC "UAC"
JSC "Sukhoi" Company"

LLC EADS
JSC UAC
JSC Sukhoi Company

In accordance with the Russian legislation, UAC became the owner of more than 30% of the corporate shares and offered the buy-back of securities from other shareholders. Due to a number of organizational-technical reasons the offer was not registered by the Federal Agency for Financial Markets.

The offer was issued again in March 24, 2008. UAC offered to the shareholders to sell the securities during 80 days at the price of 22.28 roubles (approximately USD0.94) per one share. The Quoted price was determined in full accordance with the requirements of the Federal Law "On Joint Stock Companies" as average weighted price based on trades held during six months before the issue of the obligatory offer.

Thus, in 2007 the changes affected only the shareholder structure. Quantitatively the authorized capital remained the same and by January 1, 2007 amounted to 2 934 394 836 roubles (978 131 612 registered ordinary shares with the nominal value of three roubles per each share).

Dividend Policy

The Corporation follows the Regulations for Dividend Policy, Order of Distribution and Payment of Dividends to the Shareholders approved by the annual shareholders meeting on June 29, 2005. In accordance with this document the dividend policy of Irkut Corporation was developed and then approved for the period of 2005-2009.

The Board of Directors determines the amount of dividends, period and order of dividend payment and submits them for approval to the annual shareholders meeting, which takes the final decision on dividend payment. While determining amount of dividend payment the Board of Directors follows strategic, investment and financial corporate development plans at the same time taking into consideration its priorities of investment attractiveness and capitalization increase, as well as shareholders capital growth and prosperity.

According to the applied dividend policy the amount of dividend payment must be at least 10% of net profit of the Corporation calculated on the basis of the consolidated financial statements reported in accordance with the International Financial Reporting Standards (IFRS). The Corporation aims to increase the share of net profit for dividend payment without reducing of full amount of payment per one share as compared to each previous year. In accordance with the results of 2009 the Corporation plans to direct at least 25% of its net profit for dividend payment.

Indicator	2004	2005	2006	2007
Net profit according to IFRS, USD thousand	68 370	84 826	43 188	48 658
Number of shares, pcs	878 946 528	878 946 528	978 131 612	978 131 612
Dividend per one share, RUR	0.1	Not accrued	0.12	0.14
Sum of accrued dividends, USD thousand	3 168	Not accrued	4 458	5 579
Dividends/Net profit, %	4.63	-	10.32	11.47

In accordance with the results of 2006 a decision was made at the general shareholders meeting held on June 25, 2007 to pay out dividends at the rate of 0.12 roubles per one share. The total sum of accrued dividends was 117 375 793 roubles, in comparative figures – 10.32% of the amount of net profit according to IFRS. As of December 31, 2007 the Corporation paid out 116 273 479.27 roubles of this sum and at the end of the second quarter – 117 241 434.29 roubles.

Upon the results of 2007 the Board of Directors proposed to pay out the annual dividends at the rate of 0.14 roubles per one share that exceeds the last year figure by 17%. The proposed amount of dividends was approved at the annual general shareholders meeting on June 20, 2008.

Shares

In 2007 the corporate shares continued to be traded in B-level Quotation Lists of JSC Moscow Interbank Currency Exchange (MICEX) and Russian Trading System (RTS). On the Russian exchanges the shares are traded under the "IRKT" and "IRKTG" tickers. The Directorate of MICEX stock exchange made a decision to add shares of the Corporation to the basket of MICEX index since April 16, 2007. This index is calculated on the basis of thirty most liquid shares of the largest and the most dynamically developing Russian enterprises.

Dynamics of the corporate shares trade in 2007


350
300
250
200
30,00
25,00
20,00
15,00
January
March
May
July
September
November
Bulk volume of trade, million roubles (LH scale)
Average price in RTS, roubles
Average price in MICEX, roubles

Maximum volume of trades of the corporate shares was registered at the beginning of the year. That was due to the market players expectations concerning the planned shares redemption by UAC. These expectations were both of speculative and strategic nature. The shares redemption made possible for a number of investor to become shareholders of United Aircraft Corporation

Annual trend of the shares value of the Corporation in 2007 appeared to be negative. That is explained by delays of UAC in announcement of public offer for redemption of the Corporation shares and uncertainty in the integration process of the two companies. Per annum, the capitalization of the Corporation decreased by 11% and amounted to USD905 million at the beginning of the year.

In the long term the fundamental growth factors remain favorable to the Corporation that surely will positively affect the dynamics of share price in the future. The clarified situation with the redemption of shares will contribute to this.

The Corporation financial results per one share, USD thousand

	Revenue	EBITDA	Net profit	Revenue per one share	EBITDA per one share	Net profit per one share
2007	1 022 644	132 829	48 658	1.05	0.14	0.05
2006	832 107	113 960	43 188	0.85	0.12	0.04
2005	711 692	178 517	84 826	0.73	0.18	0.09
2004	621 852	161 972	68 370	0.64	0.17	0.07

American Depository Receipts

In 2007 the ADR program for Corporation shares continued to function uninterruptedly. All requirements to the Corporation as the founder of American depositary receipts program were fulfilled in full volume. During the year the number of ADRs in circulation varied as the depository bank conducted operations both on receipts issue and on their cancellation. 461 441 depository receipts circulated in the market, capitalization of the program amounted to USD12.8 million in accordance with the results of 2007.

The Corporation established the sponsored ADR program of the first level in December, 2004. Under the terms of the program the ADR-to-share ratio is 1:30. Receipts codes: ISIN US46271W1045 and CUSIP US46271W104. ADRs are circulated on the over-the-counter market (OTC) of the USA, the Bank of New York Melon is the program depository bank.

Dynamics of Corporation ADR quotations in 2007, USD



32
30
28
26
January
February
March
April
May
June
July
August
September
October
November
December

8. Management Discussion and Analysis of Financial and Operational Results for 2007

8.1. Results of operations in 2007

USD thousand	*2007*	*2006*	*2005*	*2004*
Revenue	*1 022 644*	*832 107*	*711 692*	*621 852*
Cost of Sales	*(715 856)*	*(537 185)*	*(357 774)*	*(330 894)*
Incl. depreciation and amortization	*31 939*	*23 889*	*20 368*	*16 385*
Gross profit	*306 788*	*294 922*	*353 918*	*290 958*
Gross margin	***30%***	***35%***	***50%***	***47%***
Operating expenses	*(226 386)*	*(213 950)*	*(204 417)*	*(142 438)*
Profit from operations	*80 402*	*80 972*	*149 501*	*148 520*
Operating margin	***8%***	***10%***	***21%***	***24%***
Net financing costs	*(33 486)*	*(25 048)*	*(38 529)*	*(60 749)*
Incl. Net interest expenses	*(53 974)*	*(34 147)*	*(47 176)*	*(58 076)*
Profit before tax	*46 916*	*55 924*	*110 972*	*87 511*
Profitability before taxes	***5%***	***7%***	***16%***	***14%***
Income tax expense	*(9 001)*	*(12 197)*	*(27 295)*	*(20 243)*
Net profit for the year	*37 915*	*43 727*	*83 677*	*67 268*
Minority interest	*10 743*	*(539)*	*1 149*	*1 102*
Net income	*48 658*	*43 188*	*84 826*	*68 370*
Net income margin	***5%***	***5%***	***12%***	***11%***
EBIT	*100 890*	*90 071*	*158 149*	*145 587*
EBIT margin	***10%***	***11%***	***22%***	***23%***
EBITDA	*132 829*	*113 960*	*178 517*	*161 972*
EBITDA margin	***13%***	***14%***	***25%***	***26%***

In the reporting year the revenue reached its historical maximum and amounted to USD1022.6 million, an increase of 23% in comparison to 2006.

Revenue growth was mostly due to the increase in the volume of works under main contracts (the contract for replacement of 18 India-based Su-30K fighters with newly produced Su-30MKI versions and the licensing agreement, contracts with Algeria and Malaysia).

During 2007 Irkut delivered 16 Su-30MKI fighters under the replacement contract. Also, Irkut was actively realizing its licensing agreement. In 2007 we delivered 5 semi-knocked-down kits, which were produced under the phase#2. Irkut delivered aircrafts under new contracts with Malaysia (9 Su-30) and Algeria (6 Su-30).

At the same time, cost of sales increased for more than 33% and was USD715.9 million in the reporting year, against to USD537.2 million in 2006.

The main reason for this increase was continuing ruble appreciation and growth in costs, denominated in national currency, like labour costs. In the breakdown of COGS of the finished plane labour costs (i.e. works carried out by Irkut itself) come up to 28%, componentry (radars, engineering hydraulics, etc) – up to 53% and raw materials and goods represent a 10-11% share. In addition, if we extract labour costs from the price of componentry and materials, thus labour costs will reach an 80% share in the COGS of finished plane. Labour costs increased also because of production growth under existing contract and as a result of pre-starting procedures on Irkutsk Aviation Plant under the contract of production of components for Airbus.

Undoubtedly, Irkut carries out the policy on signing fixed-price long-term contracts with its suppliers. This policy reduces the company's risks of significant growth in direct costs, like prices for raw materials, componentry and other crucial goods.

Operating results dynamics in 2004-2007, USD thousand



net income
EBIT
operating income
gross profit
revenue
1200000
1000000
800000
600000
400000
200000
0
2007
2006
2005
2004

Outstripping growth in cost of sales in comparison to the revenue growth was the main, but not the only one reason of gross margin decrease. The Corporation turned to the production under the contracts with lower profitability. This lower profitability of the contracts is a result of active marketing strategy, which is oriented on entering to the new markets. The desire to win in open tenders feeds the resistance in the narrow circle of selected producers and makes them to sign less profitable contracts. The management took an objective decision to enter new markets even in spite of the decrease in total profitability of the order book.

Irkut' gross profit amounted to USD306.8 million, which declined gross margin from 35% in 2006to 30% in 2007.

Meanwhile, this considerable decrease in growth profit was partially compensated by a slight rise in operating expenditures, which were USD226.4 million in the reporting year, just a 5.8% increase from the previous year. Moreover, operating expenses presented a 22.1% share of total revenue, while they were 25.7% of revenue in 2006

Thus, the insignificant increase in operating expenses smoothed an effect of growth in cost of sales and avoided considerable decrease in operating income. Operating income was almost unchangeable and amounted to USD80.4 million in 2007.

Operating margin decreased as well and was 8%, which is, nevertheless, the average margin in this sector.

Earnings before interest and taxes (EBIT) increased by USD10.8 million (or by 12.0%) and amounted to USD100.9 million. Depreciation and amortization were USD31.9 million, thus, EBITDA came to USD132.8 million and EBITDA margin was 13.0%.

An essential revenue increase, effective operating and financial costs control together with a reduction in income tax, even in spite of projects profitability decrease and labour costs growth, allowed Irkut Corporation to recognize a deserving net income of USD48.7. Net margin decreased in comparison to the previous year and was 4.8%.

8.1.1. Cost of goods sold (COGS) structure

COGS dynamics in 2004-2007, USD thousand

	2007	2006	2005	2004
Materials and goods	515 459	423 379	246 137	220 700
Labour costs	64 840	38 959	40 361	39 100
Depreciation and amortization	31 939	23 889	20 368	16 400
R&D	6 893	4 825	7 630	35 900
Other costs	96 725	46 133	43 278	17 900
COGS total	**715 856**	**537 185**	**357 774**	**330 894**

COGS structure in 2007



Other costs
14%
R&D
1%
Depreciation and amortisation
4%
Labour costs
9%
Materials and goods
72%

Materials and goods

To produce military and civil dual-purpose aircraft, the Corporation procures a considerable amount of materials and goods, including metals, electronics, engines and engineering hydraulics from Russian and foreign suppliers. Materials and goods form the biggest part of the cost of sales structure - about 72%. In 2007 the cost of materials and goods grew by USD92.1 million (21.7%) and was USD515.5 million.

We assume that the cost for materials and goods increased in the reporting year as a result of labour costs growth of our suppliers. They recognize labour costs in COGS of these materials and goods.

At the same time the Company turned to the signing of long-term contracts with suppliers, which are fixed-priced in some frameworks. The price can be increased only with rates specified and stated in the contracts, or by the so-called "escalation ratio", calculated through a special methodology. Thus, the Company reduces the risk of increased materials-related prices and subsequent increase in the COGS.

Work with suppliers of materials and goods

The Corporation cooperates with more than 2,000 suppliers of materials and goods. In the table below set forth major Irkut contractors and subcontractors:

Design and development aircraft	ACH Sukhoi;	Joint DB
	JSC Tupolev;	
	Tupolev Design Bureau	
Subcontractors	KnAAPO	Industrial cooperation
Suppliers of materials	VSMPO;	Titanium rolled stock
	JSC Electrostal	Ferrous metal rolled stock
	ALCOA RUS;	Aluminum rolled stock
	JSC KUMZ;	Non-ferrous rolled stock
	Mechel	Ferrous metal rolled stock
Suppliers of systems and equipment	JSC Zvezda	Life-support and rescue systems; ejection seats
	Hydromash	Hydraulic landing gears; pneumatic equipment
	Polet, Scientific Production Association	Airborne communications systems, equipment of automatic data interchange systems
	Ramenskoye	Development and production of airborne equipment
	JSC Elara	Airborne radio-electronics
	Aerospace Equipment Corp.	Avionics
	Teploobmennik, Scientific Production Association	Turbo-refrigerating units, unit control equipment
	JSC Normal'	Standardized fixing systems
Suppliers of engines	Ufa Motors	Su-30MK engines
	Motor Sich	Be-200 engines

The year 2007 was abolished with price increase for materials and goods, which could be explained with the following factors.

First of all, as the prices for materials are fixed in Russian rubles, the ruble appreciation against US dollar allowed suppliers to compensate USD depreciation.

Secondly, we faxed suppliers' monopoly, when they can dictate the prices for more than 60% of materials. During the period of SU-30MK program establishment (2001-2002), big holding structures appeared and started to represent key producers of materials and goods, which used to deliver their products directly by themselves.

In 2005-2007 to minimize contract-related risks, the Corporation signed general contracts for the period up to 2009 with suppliers of high-priced materials and componentry. The general contracts describe the parties' obligations on prices and payment terms, after-sales service for components, reliability of supplied goods, and adherence to requirements for aircraft delivery.

The general contracts include a number of contracts with suppliers, relating to various aspects of the components life cycle: delivery of high-priced componentry, maintenance, repair and overhaul services, upgrading etc. This way the Company optimizes price risks, improve economic and financial planning for medium and for the year. Specifically, the Corporation agreed on fixed prices for 2007-2008 with eight different suppliers of high-priced componentry. Due to efficiently established relations with these suppliers, the Corporation managed to keep the rise in prices for high-priced purchased inventory materials at 1-1.05% level in 2004-2007.

Agreements on fixed prices for materials with a narrow circle of suppliers can just partly compensate a dramatic growth in prices we faced in 2007. The Corporation intends to continue this price-fixing policy on crucial componentry in future and will close the agreements with other suppliers.

Labour costs as part of COGS

In 2007 labour costs recognized in COGS increased by 66.4% and were USD64.8 million (USD39.0 million in 2006). Besides this, historically these costs represented 11-12% share of total COGS, but in 2007 they were barely 9.0%. It is necessary to point out, that labour costs recognized in COGS are not representative for the purpose of analysis of growth in factual labour cost. Indirect personnel expanses stand also in materials and goods, other expenses, operating expenses. Real growth in labour costs reflected in Note 5 to Financial Statements.

At the same time, the consolidated number of employees of Irkut Corporation grew to 17,992 as compared to 17,616 in 2006. Thus the output per person crucially improved from USD29.3 in 2006 to USD56.8 in the reporting year.

Depreciation and amortization

In 2007 depreciation and amortization grew almost USD8.1 million to USD31.9 million, as compared to USD23.9 million in 2006.

Depreciation and amortization, USD thousand	*2007*	*2006*	*2005*	*2004*
Depreciation of fixed assets	26 943	20 469	19 639	15 728
Buildings	2 878	2 932	3 119	2 569
Plant and equipment	24 065	17 537	16 520	13 159
Amortization of intangible assets	4 996	3 420	729	657
Development costs	2 746	1 029	218	219
Other intangible assets	2 250	2 391	511	438
Total depreciation and amortization:	**31 939**	**23 889**	**20 368**	**16 385**

The major part of the charged depreciation and amortization cost is the depreciation of fixed assets. The amortization of intangible assets increased this year because R&D costs of Be-200 project started to amortized. Yak-130 project, which R&D costs are capitalized on the balance, are close to the final phase, but have not been delivered to the mass production stage, and the amortization of corresponding intangible assets will be charged only with the beginning of the mass production, scheduled for 2008-2025.

Research and Development expenses as part of COGS

Research and development ("R&D") expenses, recognized as part of COGS, are the direct costs, expensed as incurred. They are calculated according to the percentage-of-completion basis and are recognized as far as occur. Development costs are carried out in accordance with approved production schedule and delivery dates for the end product. The rest of the R&D expenses are recorded either in the operational expenses and amortized as incurred, or capitalized and recognized in the balance sheet. The R&D in the balance sheet should meet the following requirements: final phase of research, there is an intention and possibility to finish the research, there is a probability of future cash flows.

R&D, recognized as part of COGS, are those expenditures which are necessary to carry out the on-going contracts of the Company. They mainly include the R&D for the Su-30MKI project - replacement contract and licensing agreement.

In 2007 R&D in COGS amounted to USD6.9 million , which is a USD2.1 million increase from 2006.

Other expenses

The value of expenses, recognized as "other expenses" in COGS increased in the reporting year by 100% and was USD96.7 million. Respectively, the percentage of this type of expenses in the structure of COGS increased from 8.6% in 2006 to 13.56% in 2007. The other expenses include such costs as energy and utilities expenses, warranty services, and other products and services, which cover all direct costs, incurred in the reporting year and not indicated in the above-mentioned items. The expenses on other products and services usually include services of third parties, delivered to the Corporation, which are necessary to maintain a stable operating process. The warranty service reserves increased due to the rise in products delivery in the reporting year and were USD7.6 million against USD4.8 million in the previous year.

8.1.2. Structure of operating expenses

In 2007 net operating expenses grew by USD12.5 million (or by 5.8%) and amounted to USD226.4 million as compared to USD214.0 million in 2006.

Operating expenses and income, USD thousand	*2007*	*2006*	*2005*	*2004*
Distribution expenses	94 054	107 218	86 190	62 191
Administrative expenses	124 358	93 260	64 404	43 058
Research and development costs	5 658	6 611	8 179	11 731
Taxes, other than on profit	7 830	5 217	3 255	2 767
Other operating expenses	7 851	15 573	45 970	22 691
Total operating expenses	239 751	227 879	207 998	142 438
(Operating income)	(13 365)	(13 929)	(3 581)	-
Net operating expenses	226 386	213 950	204 417	142 438

Structure of operating expenses in 2007, %


3,3%
3,1%
0,1%
2,4%
39,2%
51,9%
Distribution expenses
Administrative expenses
R&S costs
Taxes, other than on profit
Social expenses
Other operating expenses

Distribution expenses

Distribution expenses form the major part of the expenses, representing over 39.2% in the structure of the operating expenses. The distribution expenses include export agent commission, which is calculated under the percentage-of-completion basis for the purposes of IFRS. In fact, this commission is paid to the agents for military aircraft delivery, as advance payments are made by foreign customers. Distribution expenses also include marketing costs (for the purposes of IFRS are calculated as advanced payments are made), expenditures on acceptance and delivery of aircraft. In 2007 the distribution expenses decreased by 12.3% to USD94.1 million, which was due to change in structure of the realizing projects.

Distribution expenses, USD thousand	*2007*	*2006*	*2005*
Marketing costs	65 337	63 616	31 303
Export agent commission	6 717	24 850	20 853
Cargo acceptance and delivery	8 128	8 524	5 806
Insurance	967	2 420	1 352
Customs fees and duties	1 050	1 016	84
Other expenses	3 046	1 499	6 916
Expenses of subsidiaries	4 605	5 293	19 876
Total	**94 054**	**107 218**	**86 190**

Administrative expenses

Administrative expenses form the second largest part in the structure of the Company's operating costs. The share of these expenses was 54.9% in 2007. As compared to 2006, the administrative expenses grew by USD31.1 million or by 33.3% and totaled USD124.4 million. These expenses grew, first of all, through the increase in indirect labour costs. Thus, labour costs in administrative expenses rose by 14.7% from USD34.5 million in 2006 to USD39.5 million in the reporting year, single social tax expenses by 14.6% from USD6.2 million to USD7.1 million.

This item also includes expenses on external consulting. Irkut Corporation is constantly striving to improve its corporate governance and control over cash flows; we monitor the quality and accuracy of the reporting. For this purpose, we use not only internal resources, but also services of external consultants. In 2007 with the help of external tax consultants, the Company won a suit against tax authorities in a court.

Administrative expenses, USD thousand	*2007*	*2006*	*2005*
Materials and goods	1 728	1 597	1 192
Services of the companies	25 367	1 912	3 056
Compensations and salaries	39 534	34 470	19 882
Single social tax	7 088	6 180	4 530
Advances to suppliers	2 100	8 842	5 258
Others	41 580	40 259	30 486
Total	**124 358**	**93 260**	**64 404**

Research and development expenses

The expenses on fundamental research, incurred in the reporting year, which has not been recognized as a part of the cost of sales and which has not been capitalized, are reflected in the operating expenses. The fundamental research includes MTA, MS 21 and UAVs projects.

In 2007 R&D in operating expenses decreased by USD1.0 million (14.4%) to USD5.7 million. The decrease is determined by the fact, that Yak-130 are brought to the final phase, as well as by the capitalization of R&D expenses on the balance sheet.

Taxes, other than on profit

In 2007 taxes, other than on profit grew in 1.5 times and were USD7.8 million. This item comprises property tax, social tax, and other federal and local taxes, paid by the Company in accordance with the Russian tax legislation.

Other operating income and expenses

In 2007 other net operating income and expenses gave Company USD5.5 million income. This result was obtained due to the realization of subsidiary ZAO Russian Avionics which gave the amount USD 7.0 million. The subsidiary was sold because its activities not related to Company's main products. In addition the income from revaluation of investment property was recognized in amount USD3.8 million (USD3.3 million in 2006).

Other operating income and expenses, USD thousand	*2007*	*2006*	*2005*	*2004*
Impairment of capitalized development costs	248	-	17 063	-
Social costs	7 543	7 340	7 054	7 919
(Gain)/loss on disposal of property, plant and equipment	(381)	(10 655)	2 235	3 792
Negative goodwill	-	-	(3 135)	-
Impairment of loans given and accounts receivable	60	177	(446)	3 917
Gain on disposal of subsidiary	(6 961)	-	-	-
(Gain)/loss on change in fair value of investment property	(3 838)	(3 274)	-	-
Other operating expenses	(2 185)	8 056	19 618	7 063
Other operating income and expenses, total	***(5 514)***	***1 644***	***42 389***	***22 691***

The social costs in 2007 accounted for USD7.5 million. It is just slightly increased from the previous year (2.7%) This trend reflects the Corporation's policy of restructuring and withdrawal of social-oriented entities from the Company's structure.

8.1.3. Net financing costs

Net financing costs, USD thousand	*2007*	*2006*	*2005*	*2004*
Net interest expenses	53 974	34 147	47 176	58 076
Interest income	(3 843)	(5 037)	(3 006)	(1 961)
Government compensation of interest expenses	(25 134)	(20 898)	(7 448)	-
Interest income on amounts due from tax authorities	(1 491)	(7 984)	-	-
Interest expenses	84 442	68 066	57 630	60 037
Foreign exchange (gain)/loss	(19 252)	(2 015)	(8 069)	2 795
(Gain)/loss from investments	(1 236)	(4 317)	(578)	(122)
(Gain)/loss from associates		-	-	260
Net financing costs total	**33 486**	**25 048**	**38 529**	**60 749**

Net interest expenses and net financing costs in 2004-2007, USD thousand


60000
50000
40000
30000
20000
10000
0
2007
2006
2005
2004
Net interest expenses
Net financing costs

Net financing costs comprise interest expense on borrowings, interest charge on provisions, interest income on amounts due from financial investments, dividend income, foreign exchange gains and losses, and gains and losses on the revaluation and disposal of investments available-for-sale. All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs and aren't capitalized on the balance sheet as a part of initial cost of acquired assets.

In 2007 net financing costs amounted to USD33.5 million, which is an USD8.4 million (33.6%) increase in comparison to 2006. The main reason for increasing of financing costs of the Corporation was increase in amount of borrowings due to the fact of fast grow of revenue. This fact was smoothen by getting Government grant related to compensation of interest expense totaled USD25.1 million (USD 20.9 million in 2006). The rules for the government compensation of interest rates for Russian exporters of industrial products were approved by the Russian Government on June 6, 2005.

In addition, in the reporting year the Company was involved in a number of disputes with tax authorities related to the results of the tax audits for 2003-2004. In 2006-2007 the disputes were finalized in favour of the Company, and according to the tax legislation upheld our application to return back amounts deducted by the tax authorities from our bank accounts as well as related interest. In total, since 2003 tax authorities had deducted RUR 1 024.4 million (around USD38.9 million). This deduction led to interest income totaled USD 9.5 million. According to the tax legislation interest on repayment laches of baselessly charged or paid tax (in case of Irkut, it is an interest on written off, but not judicially won sums) accrues for each day of the laches at 1/300 of discount rate of Central Bank of Russia valid in laches period.

8.1.4. Net income

Net income dynamics, USD thousand


90000
80000
70000
60000
50000
40000
30000
20000
10000
0
2007
2006
2005
2004

The net income amounted to USD48.7 million in 2007, which is 12.7% higher than in the previous year (USD43.2 million). At the same time, the net income profitability decreased and was 5%, which, nevertheless, is among the highest results not only in the world's aerospace industry.

8.1.5. Results by business segments

Revenue by business segments, USD million	2007	2006	2005	2004
Military aviation	770.6	507.0	474.2	463.7
Deliveries of Su-30MKA to Algeria	199	4.3	3.6	-
Deliveries of Su-30MKM to Malaysia	214.7	26.8	0.5	-
Deliveries of Su-30MKI to India (including the replacement of Su-30K)	138.6	113.8	242.4	289.3
Licensing agreement with India	194.8	337.3	197.1	174.4
Beriev Design Bureau (A-50)	23.5	24.8	30.6	-
Civil aviation	44.0	35.5	37.9	22.3
Deliveries of Be-200 to the Russian EMERCOM	44.0	35.5	37.9	22.3
Aircraft components	158.4	250.6	184.0	111.3
Licensing agreement with India	125.8	174.0	125.8	110.5
Works on MiG fighters modernization	0.6	53.5	27.1	-
Other products of Beriev Design Bureau	32	23.1	31.1	-
Other business segments	49.6	39.0	15.6	24.5
Total revenue	1 022.6	832.1	711.7	621.9

Revenue dynamics by business segments, USD million


800
700
600
500
400
300
200
100
0
2007
2006
2005
2004
Civil aviation
Other business segments
Aircraft components
Military aviation

8.1.5.1. Military aviation

In 2007, revenue from military aviation segment amounted to USD770.6 million, which is a 52.0% increase from the previous year. The sales of military aircraft generated 75.4% of the consolidated revenue of the Corporation in 2007, compared to 60.9% in 2006.

Revenue from military aviation growth was mostly due to the production fighters to India, Malaysia and Algeria.

At year-end 2007 the consolidated order book for the military products was USD1.466 billion (excluding the licensed production contract)*. The order book for licensed production at year-end 2007 was estimated at USD2.637 billion. The military segment includes the following aircraft: Su-30MK (Su-30MKI for India, Su-30MKM for Malaysia, and Su-30MKA for Algeria), Yak-130

* In accordance with corporate accounting policy, revenue from delivery of semi-knocked-down kits under licensing agreement are recognized both as part of military aircraft segment revenue and as part of aircraft components segment revenue. This division of revenue is connected with different phases of delivery, or, in other words, with the completeness of the kit.

advanced combat trainer, as well as the modernization of A-50E airborne early warning and control system.

8.1.5.2. Civil aviation

In 2007 revenue from the civil aviation segment increased by 23,9% to USD44.0 million. The revenue was gained from realization of aircraft Be-200 to Azerbaijan. The current civil aviation order book of USD83.8 million includes entirely Be-200.

8.1.5.3. Aircraft components

In 2007, the value of components and equipment deliveries declined by 36.8% to USD158.4 million as compared to USD250.6 million in the previous year. The reduction is primarily due to the finishing of components and equipment production under licensing agreement.

In 2007 aircraft components sales presented 15.5% of total revenue, against 30.1% in the previous year.

8.1.5.4. Other business segments

The year 2007 brought record sales, recognized as other business segments revenue. Other business segments revenue of Irkut increased by 27.2% to USD49.6 million in comparison to USD39.0 million in 2006.

Besides this, starting from 2007, the share of other business segments will grow up, as we will start production of three different types of components for Airbus. At the end of 2007 total orders portfolio from Airbus amounted to USD332 million.

8.2. Financial stability, Liquidity and Cash Flow analysis

In 2007 Irkut Corporation entered upon the execution of new agreements, such as contract on replacement of 18 Su-30K with 18 Su-30MKI and delivery contracts to Malaysia and Algeria. As a result, the Corporation had an extensive demand for the investments in working capital. However, the standard terms of delivery contracts envisage 15-40% advanced payments, made before the production starts. Therefore, the advanced payments, and the Company's own funds are not sufficient to cover all necessary expenditures. That is why, to finance its operating activity Irkut resorts to the external market financing.

In 2007 the volume of the current assets has increased significantly due to extended production activity. At the same time, the Company has deeply optimized the structure of financing recourses, as shown at the following diagram:

Assets structure, USD thousand


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2007
2,006
2005
2004
Current assets
Non-current assets

Equity and liabilities structure, USD thousand


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2007
2,006
2005
2004
Current liabilities
Non-current liabilities
Equity

The assets structure demonstrates the financial stability of the Company. In the reporting year, Equity almost equals to the amount of Non-current assets, thus the least liquid part of the assets is financed by the own capital resources. The structure of liabilities has changed - the share of current liabilities has increased considerably.

8.2.1. Assets structure

As we can see from the assets side of the balance sheet (please see "Assets structure" graph above), the last four years showed a constant growth in non-current and current assets.

During the last four years assets rose by 105%, it was an increase of 27.3% in 2007 and of 20.8% in 2006. In the absolute terms assets increased by USD 402.0 million and were USD1 875.0 million. This growth was mainly due to the increase in current assets.

In 2007 the share of the current assets was 71.7%, as compared to 72.5% in 2006, while in absolute terms the current assets grew by USD277.2 million (26.0%). As a result, the value of the current assets reached USD1344.6 million. The non-current assets grew by USD124.7 million (30.8%) in 2007, and amounted to USD530.4 million.

The structure of the current and non-current assets and the dynamics of the assets are considered below.

8.2.1.1. Non-current assets

The structure of the non-current assets is dominated by fixed assets. Meanwhile the share of fixed assets slightly rose from 55.3% in 2006 to 60.0% in the reporting period. This increase could be explained by huge investment in equipment. Despite additional investment in intangible assets its share decreased in 2006 the share was 36.1%, and in 2007 – 32.1%. Besides this, we revaluated investment property and as consequence the share of investment property slightly increased from 3.8% in 2006 to 4.1% in 2007. Total share of other items, like non-current investments and deferred tax assets had not exceeded 4-5%.

Non-current assets, USD thousand	**2007**	**2006**	**2005**	**2004**
Fixed assets (PP&E)	318 000	224 423	201 921	182 565
Investment property	21 449	15 804	-	-
Intangible assets	171 307	146 523	128 852	92 775
Investments and non-current financial assets	16 264	13 604	14 231	20 858
Deferred tax assets	3 364	5 287	4 523	-
Total non-current assets	**530 384**	**405 641**	**349 527**	**305 174**

Non-current assets structure, USD thousand


600000
500000
400000
300000
200000
100000
0
2007
2,006
2005
2004
Deferred tax assets
Investments and non-current financial assets
Intangible assets
Investment property
Fixed assets

Property, plant and equipment (fixed assets)

In 2007 the fixed assets of the Corporation grew by USD93.6 million (or by 41.7%) to USD318.0 million. Due to the procurements of new production equipment, remodeling of shops, and other investments, "plant and equipment" increased by USD58.7 (63.9%). Some equipment, as stockpile rigs for manufacturing of assemblages or construction units is self-produced by IAP. Due to the growth in production volume, the Corporation had to make significant procurement of equipment and the "construction in progress" item increased by USD26.2 (44.6%).

Fixed assets, USD thousand	2007	2006	2005	2004
Land and buildings	82 426	73 793	83 808	83 133
Plant and equipment	150 532	91 827	89 671	70 145
Construction in progress	85 042	58 803	28 443	29 287
Fixed assets, total	**318 000**	**224 423**	**201 922**	**182 565**

The growth in fixed assets in 2007 was due to the procurement of new equipment and other capital investments, made by the Company.

Capital expenditures in fixed assets in 2007 were USD115.7 million (as compared to USD65.6 million in 2006) and were allocated as follows:

Capital expenditures in fixed assets of the Company allocation in 2004 -2007, USD thousand


140000
120000
100000
80000
60000
40000
20000
0
2007
2,006
2005
2004
Construction in progress
Plant and equipment
Land and building

Such a considerable growth in capital expenditures in fixed assets was due to the process implementation of Yak-130 and Airbus components production on IAP.

The accumulated depreciation of fixed assets at year-end 2007 amounted to USD282.1 million, as compared to USD260.2 in 2006. The depreciation dynamics during the last four years was as follows:

Depreciation of fixed assets in 2004-2007, USD thousand


200000
180000
160000
140000
120000
100000
80000
60000
40000
20000
0
2007
2,006
2005
2004
Land and buildings
Plant and equipment

As a result of new fixed assets acquisition and disposal of part of fully depreciated assets (write-off a corresponding to this assets part of depreciation), depreciation ratio (accumulated depreciation to initial asset value) decreased from 53.7% to 47.0% in 2007.

Depreciation ratio	2007	2006	2005	2004
Fixed assets	*47.0%*	*53.7%*	*55.8%*	*56.8%*
Incl.				
Land and Buildings	*53.3%*	*55.3%*	*52.6%*	*52.1%*
Plant and equipment	*55.5%*	*64.8%*	*64.3%*	*68.1%*

Investment property

Investment property comprises a number of vacant buildings and apartments which are held for capital appreciation. This property valued by an independent appraiser annually.

investment property, USD thousand	**2007**	**2006**
The book value	15 804	12 225
Additions	379	
Foreign exchange gain	1 428	305
Change in fair value	3838	3 274
Investment property, total	**21 449**	**15 804**

Intangible assets

In 2007 the intangible assets of the Company grew by almost USD24.8 million (about 16.9%) to USD171.3 million.

In the reporting year as a result of annual revision of intangible assets value, it was affirmed that all current intangibles will generate a cash inflow, but the value of the development costs related to project Be-103 is over than recoverable cash flow so this asset was impaired for the amount USD248 thousand.

In 2007 capex in intangibles was USD22.6 million. The main part of these expenditures is presented with R&D costs, which were USD13.5 million in absolute terms. As for comparison, in 2006 capex in intangibles was USD13.2 million.

Capital expenditures in intangible assets of the Company allocation in 2004 -2007, USD thousand


25000
20000
15000
10000
5000
0
2007
2,006
2,005
2004
Other intangibles
R&D costs

Amortization of intangible assets considerably rose in 2007. The accumulated amortization of intangible assets at year-end 2007 amounted to USD11.6 million, as compared to USD6.2 at year-end 2006.

Total amount of intangibles (including amortization) adopted on the balance sheet in 2007 equaled USD171.3 million and allocated in the following way:

Intangible assets	2007	2006	2005	2004
R&D costs	161 252	143 297	125 845	90 831
Be-200	67 521	67 078	63 889	31 286
Yak-130	77 063	59 227	44 330	35 321

Upgrade program for SUV-30K (armament control system)	9 265	9 260	10 289	10 508
A-50E airborne early warning and control aircraft	3 895	4 801	4 556	-
Be-103	2 887	2 931	2 781	-
Others	621	-	-	13 716
Other intangible assets	10 055	3 226	3 007	1 944
Intangible assets total	**171 307**	**146 523**	**128 852**	**92 775**

Other investments and non-current financial assets

In 2007 other investments and non-current financial assets amounted to USD16.3, which is 19.6.% higher than in 2006. Investments, available-for-sale and stated at cost, increased by USD0.8 million to USD13.4 million. They include shares of ZAO Company "FTK" of a total sum of USD8.9 million.

Deferred tax assets

Deferred taxes is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The deferred income tax is recognized in respect to any taxable temporary differences. In 2007 the deferred tax assets accounted for USD3.4 million.

8.2.1.2. Current assets

Current assets, USD thousand	**2007**	**2006**	**2005**	**2004**
Investments	288	1 365	21 837	438
Inventories	716 246	633 359	540 367	259 540
Trade and other receivables	264 267	281 003	189 400	236 142
Cash and cash equivalents	363 783	74 868	108 335	114 975
Disposal group assets and assets classified as held for sale	-	76 792	10 387	-
Current assets total	**1 344 584**	**1 076 387**	**870 327**	**611 095**

The current assets grew significantly in 2007, as compared to 2006 and amounted to USD1344.6 million. It is noteworthy, that inventories accounted for USD716.2 million, which is a more than 13% increase from last year. Receivables slightly declined from USD281.0 million to USD264.3 million. As a result the 2007 increase in current assets was more than 24.9% or USD268.2 million in absolute terms. Displayed below are an analysis of the increase in the current assets, and structure of the current assets.

Current investments

In 2007 current investments decreased, as compared to 2006. They accounted for USD288 thousand.

Inventories

In 2007 the inventories grew by USD82.9 million or by 13.1%, amounting to USD716.2 million at the year-end. Such an increase was due to the redemption of aircrafts from India during realization of the contract for replacement of SU-30K. These aircrafts are shown as goods for sale because they will be sale to other country.

The Company received payments from customers in advance totaled USD253.8 million. However, these funds were insufficient to finance increased production volume, therefore during the reporting year our operations were leveraged.

Inventories, USD thousand	2007	2006	2005	2004
Inventories	716 246	633 359	540 367	259 540
Advance payments to suppliers	216 173	121 206	74 728	32 808
Raw materials and other supplies	121 202	72 456	40 116	33 431
Aircraft components	102 020	84 807	47 550	28 613
Amounts due from customers for contract work	325 036	625 731	553 361	213 400
Goods for sale	163 622	-	-	-
Other work in progress	41 990	20 332	22 297	11 016
Advanced payments received	(253 797)	(291 173)	(197 685)	(59 728)

Inventories, USD thousand


1200000
1000000
800000
600000
400000
200000
0
2007
2,006
2005
2004
Other work in progress
Goods for sale
Amounts due from customers for contract work
Aircraft components
Raw matherials and other supplies
Advance payments to suppliers

The amounts due from customers for contract work reflect the volume of work in progress and increase as percentage of completion of products rises. It is transferred to receivables only after the delivery has been loaded and invoice made out. The production activities of the Corporation for the year resulted in considerable growth in the amounts due from customers for contract work.

The same tendency is demonstrated in respect to all other components of the inventory. "The advance payments to suppliers" was second item in terms of absolute growth rate, which increased by more than 78/4% and was USD216.2 million at year-end.

Aircraft components and raw materials and other supplies rose as well due to the fact, that the volume of production increased.

The considerable growth in the inventories was partially balanced by advance payments from customers. In 2007 we received advance payments under all significant contracts: licensing agreement, delivery contracts to Algeria and Malaysia. The advance payments at year-end 2007 amounted to USD253.8 million compared to USD291.2 in 2006.

Trade and other receivables

Trade and other receivables decreased by 5.9% - from USD281.0 million in 2006 to USD264.3 million, generally due to the fact, that in 2007 the Company received sum from tax authorities which was wrongly written off in previous years.

Cash and cash equivalents

Cash and cash equivalents are primarily used to finance the ongoing production program and partially to invest in high-liquid financial instruments with maturity of less than one year. The year-end cash balance increased from the previous reporting period from USD74.9 million to USD363.8 million due to the fact that main cash receipts were at the year end and cash was placed in call deposits for obtaining interest income.

8.2.2. Analysis of financial sources

The strategy which forms the sources used to finance the operational activities of the Company reflects extensive borrowings. This strategy is conditioned by the fact, that the high-tech production requires not only sufficient time, but extended financing likewise - R&D, materials, purchasing of expensive components, etc. A standard aircraft production contract supposes no more than a 30-40% advance payment, received before the start of the production. Accordingly, advanced payments, made by customers combined with the Company's own funds do not satisfy the production needs in full, leading to various external borrowings. Moreover, the external financing is reasonable, if the weighted-average cost of external capital is lower, than the return on the whole invested capital.

Considering the risks, involved by dependence on borrowed capital, Irkut Corp. intends to reduce the share of financial obligations in future aiming at striking a healthy balance between the financial risks and the high financial leverage as a mean of generating more profit.

In 2007 the Corporation attracted capital resources, only by using debt financing. The increase in long- and short-term debt amounted to 52.3%. However, shareholders equity increased in the reporting year as well and amounted to USD449.9 million – an increase for more than 9.7% in comparison to the previous year. This increase happened mostly due to received retained earnings in the year 2007. Retained earnings rose by 12.7% or by USD48.7 in absolute terms. In the reporting year liabilities-to-equity ratio was 3.17 in comparison to 2.59 in the previous year.

Liabilities and equity of the company, USD million


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2007
2,006
2005
2004
Equity
Liabilities

8.2.2.1. Equity

As of January 1st, 2007 the share capital of Irkut Corporation was divided into 978 131 612 registered ordinary shares of nominal value of RUR 3 each.

Equity, USD thousand	2007	2006	2005	2004
Share capital	103 811	103 811	103 811	93 438
Share premium	97 532	97 532	97 532	41 767
Revaluation reserve	17 741	17 741	17 741	
Foreign currency translation reserve	12 684	6 509	(773)	2 479
Retained earnings	184 971	141 106	97 918	16 163
Total equity attributable to shareholders of the parent company	416 739	366 699	316 229	153 847
Minority interest	33 166	43 421	39 640	18 547
Total equity	**449 905**	**410 120**	**355 869**	**172 394**

The reporting year undivided income of USD43.8 million was recognized as retained earnings on the balance sheet. Retained earnings rose by 31.1% or by USD43.8 in absolute terms. Besides this, as a result of positive foreign exchange differences of USD6.2 million the foreign currency translation reserve increased and amounted to USD12.7 million. Thus total equity increased by 9.7% and accounted for USD449.9 million in comparison to USD410.1 million in 2006.

8.2.2.2. Financial obligations. Long- and short-term loans and borrowings.

Activities on the financial market

In 2007 the companies obligations totaled USD1 425.1 million, which is a USD362.2 million (or 34.1%) increase form 2006. During 2007 Irkut's Corporate Finance Department was actively involved in:

- the widening of the investors base by diversifying the financing instruments and marketing the Corporation on foreign capital markets;
- maintenance and widening of existing credit limits;
- the optimization of the credits portfolio structure aiming at reducing interest risks (increasing borrowings with fixed interest rate and repayment option);
- improvement of the credit financing methods in accordance with the principle of specified purpose use, which enabled us to participate in the program of Government compensation of interest expense.

During 2007 in the financing activity of the Company the following substantial events happened:

- Irkut obtained a credit line worth USD 260 million from Sberbank with a maturity to 2012;
- Irkut obtained a credit line worth USD 240 million from Sberbank with a maturity to 2010;
- Irkut obtained a credit line worth USD 100 million from VTB with a maturity to 2008;

The structure of short- and long-term liabilities, USD thousand


1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2007
2,006
2005
2004
Current liabilities
Non-current liabilities

Net debt, USD thousand	2007	2006	2005	2004
Short-term loans and borrowings	(314 036)	(91 642)	(75 881)	(272 231)
Long-term loans and borrowings	(680 954)	(561 808)	(529 144)	(249 949)
Total debt	(994 990)	(653 450)	(605 025)	(522 180)
Cash and cash equivalents	363 783	74 868	108 335	114 975
Short-term investments	288	1 365	21 837	438
Net debt, total	(630 919)	(577 217)	(474 853)	(406 767)

The net debt is calculated as the difference between the total financial debt of the Company and the sum of "cash and cash equivalents" and "current investments" items. In 2007 the net debt amounted to USD630.9 million, which is a USD 53.7 million (or 9.3%) increase from 2006.

Borrowings structure in 2004-2007

USD, thousand	2007	2006	2005	2004
Bank loans in USD	485 487	346 647	457 500	315 032
Bank loans in RUR	36 572	7 609	25 073	91 264
Bank loans in EURO	9 538	-	-	-
Ruble-nominated bonds	132 403	123 428	112 916	56 447
Credit linked notes	125 000	125 000	0	0

Repayment schedule in 2008-2012, %


27.31%
27.66%
0.00%
20.57%
24.46%
2008
2009
2010
2011
2012

Key characteristics of credit portfolio in 2004 – 2007

	2007	2006	2005	2004
Weighted-average time to maturity (in months)	*28.44*	*27,33*	*35.67*	*21.44*
Weighted-average interest rate, %	*7.6%*	*8.59%*	*8.87%*	*8.68%*
3 months LIBOR rate, %	*4.70%*	*5.36%*	*4.51%*	*2.53%*
Premium to LIBOR rate	*2.90%*	*3.23%*	*4.36%*	*6.15%*
Share of borrowings in USD, %	*79.57%*	*75.57%*	*75.10%*	*68.00%*
Share of borrowings in Russia, %	*20.43%*	*65.65%*	*86.30%*	*86.20%*

In 2007 the credit portfolio grew by USD341.5 million (or by 52.3%) and was USD995.0 million. Growth of credit portfolio was accompanied by significant growth in value of cash and cash equivalent. As a result the net debt increased only by USD53,7 million.
The extending of the investor base and the range of financial instruments allowed the Company to improve the characteristics of the credit portfolio. During the last two years the weighted-average time-to-maturity were more than 2 years. It is necessary to underline that, the risk premium to LIBOR rate has decreased. The premium declined by 10.2% to 2.90% annual rate as compared to 3.23% at the beginning of the year. In addition LIBOR rate decreased by 12.3% from 5.4% to 4.7% which allowed to decline weighted interest rate by 11.5% to 7.6% as compared to 8.59% at the end of the previous year.

At the same time, the Corporation continued considerable restructuring of its credit portfolio. First, Irkut plans to switch to a single currency of settlements with customers, suppliers and creditors. As USD export contracts form more than 90% of revenue, Irkut intends to increase the share of USD borrowings. In 2007 the share of USD borrowings accounted for 79.6% of the total credit portfolio, as compared to 75.6% at year-end 2006 and to 75.1% at year-end 2005. The Company continues the geographical diversification and diversification by the type of borrowings. For example, the share of public borrowings decreased to 32.2%, as compared to 37.9% at year-end 2006. The characteristics of our public borrowings, principles of work with creditors and rating agencies in 2007 are described in part 5 "The main activity areas in 2007".

Non-current liabilities

Non-current liabilities, USD thousand	2007	2006	2005	2004
Long-term loans and borrowings	680 954	561 808	529 144	249 949
Secured bank loans	372 368	305 856	355 304	249 949
Unsecured bank loans	26 570	2 588	59 514	-
Unsecured bond issue	261 271	251 495	114 326	-
Other loans		1 869	-	-
Finance lease liabilities	20 745	-	-	-
Deferred tax liabilities	49 859	79 860	67 734	25 509
Non-current liabilities, total	730 813	641 668	596 878	275 458

In 2007 the Company's non-current liabilities grew by USD89.1 million (or by 13.9%). The increase is due to the debt restructuring. In 2007 Irkut received bank loans more than USD1 158.9 million. As for comparison, in 2006 we attracted bank loans worth USD454.9 million and issued USD125 million ruble credit linked notes.

Current liabilities

In 2007 the current liabilities of the Corporation increased by 64.8% or by USD273.0 million in absolute terms, and amounted to USD694.3 million. This increase in current liabilities happened due to significant increase in borrowings and payables. As a result, the structure of current liabilities changed. In 2006, the share of short-term borrowings in the structure of current liabilities of the company amounted to 22%, trade and other payables - about 56%, other liabilities, such as deferred income, provisions and disposal group assets – more than 22%. In 2007 this proportion changed dramatically - the share of short-term loans rose to 45%, while trade payables amounted to 52% and the share of other liabilities dropped to 2%.

Current liabilities, USD thousand	2007	2006	2005	2004
Short-term loans and borrowings	314 036	91 642	75 881	272 231
Secured bank loans	33 209	2 094	9 820	24 412
Unsecured bank loans	3 006	45 388	24 058	10 797
Current portion of non-current secured bank loans	65 599	30 723	16 000	178 123
Current portion of non-current unsecured bank loans	31 435	11 946	23 512	-
Current portion of non-current unsecured bond issue	-	-	-	57 209
Current portion of finance lease liabilities	6 838	-	-	-
Other loans	173 949	1 491	2 491	1 690
Trade and other payables	363 154	235 878	182 392	186 356
Accounts payable, trade	180 757	162 514	126 873	134 133
Income and other taxes payable	43 341	9 211	10 144	35 572
Accrued expenses	11 524	27 897	20 982	6 646
Advance from customers	95 878	23 241	16 869	2 900
Other payables	31 654	13 015	7 524	7 105
Deferred income	3 863	10 646	-	-
Provisions	13 197	9 914	8 833	9 830
Disposal group liabilities	-	73 160	-	-
Current liabilities, total	**694 250**	**421 240**	**267 105**	**468 417**

Short-term loans and borrowings

The value of short-term loans and borrowings increased from USD91.6 million to USD314.0 million in 2007. Such an increase is due to the enhancing needs in financial resources for the production program. Moreover, it is necessary to indicate, that starting from 2007 large loans and borrowings of the Corporation will be also reflected as part of current portion of bank loans and bonds, and will undoubtedly increase "short-term loans and borrowings" item.

Trade and other payables

Trade and other payables increased by 54.0% from USD235.9 million to USD363.2 million. This could be explained first of all with the increase in accounts payable from USD162.5 million in 2006 up to USD180.8 in 2007. The majority of contracts with suppliers, payments for goods and services are realized only after corresponding payments from customers. Customers payments were received in the end of 2007 year and corresponding transactions with suppliers were provided in the beginning of 2008 year.

Advance from customers increased significantly from USD23.2 million in 2006 to USD95.9 million in 2007 or more than in 4 times. This increase was due to shipment of components which was planned in 1 quarter of 2008 year.

Provisions

This item provides product warranties in conjunction with certain product sales. Generally, aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts and software manufactured by the Company to certain contractual specifications. Warranty coverage includes non-conformance to specifications and defects in material and workmanship. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced times the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level. In 2007 the provisions increased significantly - from USD9.9 million in 2006 to USD13.2 million or 33.3%.

8.2.3. Analysis of profitability and liquidity of the Company

8.2.3.1. Analysis of assets profitability

Profitability reflects the influence, caused by liquidity, assets and debt management on the Company's results.

	2007	2006	2005	2004
Return on Equity (ROE)	10.82%	10.53%	23.8%	39.7%
Return on Assets (ROA)	2.60%	2.93%	7.0%	7.5%
Return on Invested Capital (ROIC)	3.37%	4.06%	8.83%	9.84%

The analysis of these indicators shows slightly decrease, but it should not be taken explicitly as negative factor, since it was caused not only by lowering of profitability of the Company and by its debt load, but also by the significant growth in value of invested capital and assets.

As a result, the Return on Equity (ROE) in 2007 amounted to 10.8% compared to 10.5% in 2006.

The Return on Assets (ROA) declined in 2007 to 2.6%, compared to 2.9% in 2006. This decrease is not as significant as the drop in the equity capital profitability, since the assets grew by 27.3%.

The Return on Invested Capital (ROIC), which shows the profitability of invested funds, amounted to 3.4% in 2007, compared to 4.1% in 2006. The decrease was due to the decline in net income and slow growth in total debt value.

Despite some decrease in numbers, the profitability ratios of the Corporation remain among the highest in the global aerospace industry.

8.2.3.2. Liquidity analysis

Liquidity is the ability of an organization to meet its short-term financial obligations. Specifically, we mean the possession of such an amount of assets easily convertible into cash, which is theoretically enough to pay off short-term financial obligations. Liquidity reveals the correlation between current assets and short-term liabilities, and reflects a company's ability to fulfill its obligations in time.

As a result of significant investments into the working capital, in 2007 the current assets of the Company rose to USD1 344.6 million, which represents a 24.9% increase from 2006.

Dynamics of current assets and current liabilities, USD thousand

	2007	2006	2005	2004
Investments	288	1 365	21 837	438
Inventories	716 246	633 359	540 367	259 540
Trade and other receivables	264 267	281 003	189 400	236 142
Cash and cash equivalents	363 783	74 868	108 335	114 975
Non-current assets held for sale	-	76 792	10 387	-

Current assets, total	**1 344 584**	**1 076 387**	**870 327**	**611 095**
Short-term loans and borrowings	314 036	91 642	75 881	272 231
Trade and other payables	363 154	235 878	182 392	186 356
Provisions	13 197	9 914	8 833	9 830
Current liabilities, total	**690 387**	**421 240**	**267 105**	**468 417**
Current ratio	*1,94x*	*2,53x*	*3,26x*	*1,30x*
Acid-test ratio	*0,91x*	*1,03x*	*1,24x*	*0,75x*
Cash ratio	*0,52x*	*0,18x*	*0,41x*	*0,25x*

At the same time, Irkut's current liabilities also increased to USD690.4 million.

As a result, the current ratio, which is the arithmetic ratio of current assets to current liabilities, decreased from 2.53x in 2006 to 1.94x in 2007. The ratio is mainly used to give an idea of the company's ability to pay back its short-term liabilities (debt and payables) with its short-term assets (cash, inventory, receivables). The higher the current ratio, the more capable the company is of paying its obligations. The current ratio of 1.94x represents Irkut's great short-term creditor protection.

The analysis of other types of liquidity ratios also shows that in the reporting year the ratios worsened, but it was not critical:
Acid-test ratio decreased from 1.03x to 0.91x;
Cash ratio increased from 0.18x in 2006 to 0.52x in 2007.

8.2.3.3. Solvency

Solvency implies that a corporation posses enough cash & cash equivalents to meet immediate financial obligations, if they came due at that point.

Despite considerable level of debt financing, the Company demonstrates strong ability to pay corresponding debt service.

The interest coverage ratio, calculated as EBIT/interest payments amounted to 1.87x in 2007, which is lower than previous years. This indicates that Irkut's EBIT is 1.87 times higher than the interest payments. On the other hand debt-to-equity ratio is 1.4x, meaning that 70% of debt could be covered with equity.


4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2007
2,006
2005
2004
Net debt/Equity
EBIT/interest payments

Debt-to-revenue ratio improved slightly from 2006. It amounted to 0.62x, and was in the frameworks of acceptable covenants, specified for some public borrowings of the Company (for example, the debt-to-revenue covenant of CLNs equals 0.8x). On the other hand, debt-to-EBITDA sharply decreased and was 4.75x in comparison to 5.1x in 2006.


5.00
4.00
3.00
2.00
1.00
0.00
2007
2,006
2005
2004
Net debt/revenue
Net debt/EBITDA

8.2.3.4. Cash flow analysis

USD thousand	2007	2006	2 005	2 004
OPERATING ACTIVITIES				
Profit before tax	46 916	55 924	110 972	87 511
Depreciation and amortization	31 939	23 889	20 368	16 385
Net interest expense	53 974	34 147	47 176	58 076
Other adjustments	(30 052)	(15 345)	23 799	18 751
Operating profit before changes in working capital and provisions	102 777	98 615	202 315	180 723
Changes in working capital	63 154	(132 178)	(224 753)	10 845
Cash flows from operations before income taxes and interest paid	165 931	(33 563)	(46 644)	191 568
Income taxes paid	(6 730)	(2 500)	(18 709)	(354)
Interest paid	(57 018)	(45 411)	(50 134)	(59 689)
Cash flows from operating activities	**102 183**	**(81 474)**	**(91 281)**	**131 525**
INVESTING ACTIVITIES				
Investments in fixed and intangible assets	(130 230)	(85 425)	(54 305)	(25 540)
Income from investing activities	7 838	56 304	12 629	18 158
Cash flows from investing activities	**(122 392)**	**(29 121)**	**(41 676)**	**(7 382)**
FINANCING ACTIVITIES				
Operations on debt market	319 818	73 778	64 206	(73 356)
Operations with share capital		-	63 067	49 946
Cash flows from financing activities	**319 818**	**73 778**	**127 273**	**(23 410)**
Net (decrease)/increase in cash & cash equivalents	299 609	(36 817)	(5 684)	100 733
Free cash flow	**(31 427)**	**(131 245)**	**(135 282)**	**126 828**

In 2007 the operating activity brought the Company USD102.8 million. It resolved USD63.2 million from its working capital, i.e. from changes in receivables/payables and, after this, paid USD63.7 million in taxes and interests. Thus, operating cash inflow net of working capital, taxes and interests equaled to USD102.2 million.

For the needs of investing activity financing (capital expenditures, acquisition of subsidiaries and associates and other investment projects) the Corporation spent USD130.2 million. This is USD44.8 million increase from the previous year. However, the total investing cash outflow amounted to just USD122.4 million, opposed to USD29.1 million in 2006. This could be explained with the proceeds from disposal of property, plant and equipment in 2006.
Enhanced necessity in current assets caused significant borrowings on the debt markets. Financing activity of the Company was oriented on funds attraction to finance production under existing contracts, current assets and procurements of materials and goods for new contracts. Thus, the cash outflow from investing activities not covered by operating activities (totaled USD20.2) were covered solely through financial debt. In the reporting year the Company attracted loans and borrowing totaled USD1 158.9 and repaid loans and borrowings totaled USD843.8, which gave combined cash inflow of USD315.1. Besides this, total financial debt of the Company increased by USD341.5 million – from USD653.5 million to USD995.0 million.

In 2007 free cash flow was a negative number equals USD31.4 million. The negative sign of FCF means that in 2007 the Corporation made considerable investments in non-current assets, purchased required materials and components. We look forward to synchronize production and delivery schedules in future to avoid cash flows volatility and necessity to finance significant volumes of current assets.

Operating cash flow structure, USD thousand


250000
200000
150000
100000
50000
0
-50000
-100000
-150000
-200000
-250000
2007
2006
2005
2004
Operating profit before changes in working capital and provisions
Changes in working capital
Income taxes and interests paid

8.3. Risks analysis

As any other public company, Irkut Corporation is subject to political, economical, market, and other risks, which may affect its financial performance. Taking into consideration the nature of the business, in which the Company operates, we single out the following risks.

Political risks

Foreign policy risk. The defence industry is subject to strict government regulation and control, and not only by the supplying or importing country, but also by international organisations. Thus, the signing of delivery contracts for military products directly depends on the diplomatic relations between the Russian Federation and countries-prospective customers, as well as the geopolitical situation in the world.

Our current customers are Asian countries and developing countries. The political situation downturn in any contracting region may adversely bring to unfavourable consequences. The consequences may include international sanctions (embargo on imports of arms and military equipment to certain countries), leading to the Company's inability to meet contractual obligations and reducing its order book. The narrowed range of customers increases the risk.

To minimize the foreign policy risk, Irkut continues the diversification of its order book by customers and regions, focusing not only on the traditional markets of South-East Asia, but on new regions, including North Africa and developing countries. The Indian share in the order book amounted to approximately 60% at year-end 2007, in comparison the Indian share was almost 90% in 2004.

The government military expenses policy may also affect the Company's financial performance. Unlike the majority of international aircraft-constructing companies, Irkut Corporation generates the bulk of the revenue from export-related contracts. Besides this, the fact that Su-30MKI has not been added to the arsenal of the Russian Air Force could be viewed by prospective customers as a disadvantage of this product, limiting access to tenders and reducing the export potential of this jet fighter.

To minimize the risks, related to the government control and regulation in military aircraft production and selling, Irkut continues its diversification strategy, development of civil and dual-purpose aircraft, aiming at an increased share of civil products in the Company's revenue. The Yak-130 advanced combat trainer, which was introduced in 2005, is a milestone in the diversification of Irkut's product line. In March of 2005, the Russian Ministry of Defence placed an order for 12 Yak-130, and in March of 2007, Irkut signed the contract for the delivery of 16 trainers to Algeria.

Problems of informational transparency. Since the aerospace industry and the military aviation in particular, is strategically important for the state defence capability, information related to this industry could be viewed as a subject to the state secret legislation. Thus limited access to the specific information could have influence on investment policy. Nevertheless, Irkut is the most transparent company of the Russian aerospace&defence industry. The Company is committed to maximum disclosure of critical information for its investors and shareholders.

Market risks

Irkut' market risks is the risk that changes in market prices such as exchange rates, interest rates, and equity prices.

Interest risk – risk of interest escalation

Irkut's production cycle implies considerable debt financing. The borrowings and loans, as well as Irkut debt securities are denominated both in RUR, and in foreign currencies, with many contracts concluded with the LIBOR rate. Thus, an increase in interest rates could result in the growth in the financing costs, which may adversely affect the Company's financial performance.

Company does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of issuing new debt management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

Irkut has a considerably high financial leverage, as compared to other companies of the industry. Thus, higher financing expenses may lead to more severe competition.

To reduce this risk, we are diversifying the credit portfolio: arrange loans, denominated in various currencies, seek wider cooperation with Russian and foreign banks, use other ways of financing, including bond issues and other forms of public borrowings.

Foreign currency risk –risk of exchange rates change

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in different currencies. The Company's contracts and revenue are mainly denominated in USD, while more than a half of expenses are in RUR. That is why fluctuations of the exchange rates may worsen the financial performance of Irkut. The strengthening of the ruble will negatively affect the financial results, reducing the profit margin. Besides that, this will deteriorate the Company's position in the international market.

To reduce the risk, Irkut takes the following measures:

- maintain the optimal balance between the foreign currency assets and liabilities,
- form liabilities in foreign currency (settlements with suppliers of materials and goods, as well as debt payments are effected in RUR linked to USD exchange rate);
- currency clause (in case the exchange rate abruptly fluctuates, the contract amount will be reconsidered);
- replacement of short-term debt by the long-term loans and borrowings;
- diversification of liabilities by currency and debt instruments.
- Hedge the Group's exposure to foreign currency risk.

Price risk

The Corporation is subject to the risk, that suppliers may increase prices for components and raw materials, including titanium and aluminum. Increase in price for components and units may negatively affect financial performance of the Corporation.

Thus, to reduce the risk, Irkut signs long-term agreements with components suppliers, and takes the following measures:

- executes long-term production programs, secured by contracts already signed;
- develops programs, aimed at reducing expenses on production,
- actively invests in its manufacturing capabilities to improve competitiveness.

Industry-related risk

Industry-related risk – risk inhered to particular industry

The development of the 5th Generation fighter peculiarly affects the long-term competitiveness of Russian aerospace industry and Irkut in particular on the global markets. The situation, which is not in favour of the Russian aircraft makers, as foreign companies have advanced developments in the 5th generation fighter program, may worsen for the Russian companies.

The development stage the 5G fighter may take from 10 to 15 years, and while the Russian industry is at the very beginning of the process, USA has already built and started trials of 5G prototypes. Thus, Russia may loose external markets, as demand for 4+ generation fighters, delivered by Irkut may subside. At the same time, the Company's product line features 10-15 years price edge over the 5G jets, which may be a critical consideration for Irkut traditional and potential customers.

The long-term strategy of Irkut includes improvement of balanced production of military and civil aircraft, greater development of civil projects, and product line diversification.

The strategy may also pose some risks - considerable capital investments and allocation of significant funds may lead to reduced profits. The civil aviation market is saturated, which makes the entry into this market an uphill task for new participants, as there is already formed pool of well-known companies which compete rigorously. Despite the fact, that the Company took some decisive steps towards reducing this type of risk, we cannot say, that adverse impact of the industry-related risk is entirely impossible.

Risks related to operating activities

Production-based risk implies risk of fall down at the scheduled value of works, and/or risk of increase of expenses, shortfalls of production planning, which lead to boosted current costs.

In aerospace and defence sector contracts are usually guaranteed by third parties, in the case of military aviation the contracts are usually secured by the government and in case of. Irkut the contracts are guaranteed by Rosoboronexport, state-run entity which controls all arms exports, which presents Russia as a trustworthy country and reliable partner. Rosoboronexport carefully audits the company before placing the order.

On the other hand all the companies operating in Russian aerospace and defence sector do not generate enough cash to complete the contracts in force-major. In this case Rosoboronexport performs as a guarantor not for customers but for producers and guarantees their operations while they face obstacles.

To minimize the risk, related to equipment shutdown or machine detention, as well as to meet customers' requirements, Irkut modernizes outmoded facilities and switches to advanced technologies and equipment.

The third-party risk also falls under the category of production-based risks. Supply shortfalls may lead to the Company's inability to meet with contractual obligations. Many materials and components are produced only by one supplier which accounts for production-based risks. On the other hand, Irkut is the only customer of a range of such materials, while relations with some suppliers are years long. All this things considered and supported with the fact that Irkut does not use import materials and goods, this third-party risk is minimal.

Default risk

The production cycle for some products is over 15 months. The advance payments do not cover all the production expenses, and the Company uses not only advance payments, but a wide range of loans and borrowings, which are paid off from contractual proceeds. Irkut' activities are based on sufficient level of debt financing maintenance.

Irkut has a high level of debt, and a high financial leverage. Equity capital. The situation, when the Company will be declared on default on all loans and borrowings may lead to financial difficulties.

Credit risk

This risk implies a risk of the failure to execute contractual obligations by Irkut' debtors and customers – risk on recovering on default. The orders for the production of the military aircraft - the bulk of the orders portfolio - are placed by Defence Ministries of foreign countries, which means that the governments of the corresponding countries will act as guarantors of the contracts. Thus the credit risk, posed by customers is minimal.

However, the credit risk may be posed by third parties debts, since the Company acts as guarantor of a number of affiliates. The value of this type of obligations is insignificant, and cannot considerably impact the Company's financial performance.

Legal risk

The production of aircraft and associated equipment, as Corporate' main activity is subject to licensing. The Company's extensive experience in the field of licensing enables us to believe, that the requirements for the license will not be significantly changed.

Section 9. Consolidated Financial Statements

Independent Auditors' Report

The Board of Directors
JSC Scientific Production Corporation "Irkut"

We have audited the accompanying consolidated financial statements of JSC Scientific Production Corporation "Irkut" (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated balance sheet as at 31 December 2007, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2007, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

ZAO KPMG
30 May 2008

	Notes	2007 '000 USD	2006 '000 USD
Revenues	0	1,022,644	832,107
Cost of sales		(715,856)	(537,185)
Gross profit		**306,788**	**294,922**
Research and development costs		(5,658)	(6,611)
Distribution expenses		(94,054)	(107,218)
Administrative expenses		(124,358)	(93,260)
Taxes, other than on profit		(7,830)	(5,217)
Other operating income and expenses	9	5,514	(1,644)
Profit from operations		**80,402**	**80,972**
Financial income	0	25,822	22,120
Financial expenses	0	(59,308)	(47,168)
Profit before tax		**46,916**	**55,924**
Income tax expense	0	(9,001)	(12,197)
Net profit for the year		**37,915**	**43,727**
Attributable to:			
Shareholders of the parent company		48,658	43,188
Minority interest		(10,743)	539
		37,915	**43,727**
Basic and diluted earnings per share (USD)	0	0.050	0.044

The consolidated financial statements were authorised for issuance on 23 May 2008:

D.A. Eliseev
Vice-President for Corporate Finance

	Note	2007 '000 USD	2006 '000 USD
ASSETS			
Non-current assets			
Property, plant and equipment	0	318,000	224,423
Investment property	0	21,449	15,804
Intangible assets	0	171,307	146,523
Investments and non-current financial assets	0	16,264	13,604
Deferred tax assets	0	3,364	5,287
		530,384	**405,641**
Current assets			
Investments	0	288	1,365
Inventories	0	716,246	633,359
Trade and other receivables	0	264,267	281,003
Cash and cash equivalents	0	363,783	74,868
Disposal group assets and assets classified as held for sale	0	-	76,792
		1,344,584	**1,067,387**
Total assets		**1,874,968**	**1,473,028**
EQUITY AND LIABILITIES			
Equity	0		
Share capital		103,811	103,811
Share premium		97,532	97,532
Revaluation reserve		17,741	17,741
Foreign currency translation reserve		12,684	6,509
Retained earnings		184,971	141,106
Total equity attributable to shareholders of the parent company		**416,739**	**366,699**
Minority interest		33,166	43,421
Total equity		**449,905**	**410,120**
Non-current liabilities			
Loans and borrowings	0	680,954	561,808
Deferred tax liabilities	0	49,859	79,860
		730,813	**641,668**
Current liabilities			
Loans and borrowings	0	314,036	91,642
Trade and other payables	0	363,154	235,878
Deferred income		3,863	10,646
Provisions	0	13,197	9,914
Disposal group liabilities	0	-	73,160
		694,250	**421,240**
Total equity and liabilities		**1,874,968**	**1,473,028**

	2007 '000 USD	2006 '000 USD
OPERATING ACTIVITIES		
Profit before tax	46,916	55,924
Adjustments for:		
Depreciation and amortisation	31,939	23,889
Unrealised foreign exchange gains	(23,602)	(3,665)
Impairment of capitalised development costs	248	-
Impairment of loans and bad debts	60	177
Gain on disposal of subsidiary	(6,961)	-
Gain on disposal of property, plant and equipment and assets held for sale	(381)	(10,655)
Income from investments	(1,236)	(4,539)
Interest expense	84,442	68,066
Government grant related to compensation of interest expense	(25,134)	(20,898)
Interest income	(5,334)	(13,021)
Development costs	5,658	6,611
Gain on revaluation of investment property	(3,838)	(3,274)
Operating profit before changes in working capital and provisions	**102,777**	**98,615**
Change in inventories	(83,788)	(101,136)
Change in trade and other receivables	20,992	(141,234)
Change in trade and other payables	129,450	98,465
Change in deferred income	(6,783)	10,646
Change in provisions	3,283	1,081
Cash flows from operations before income taxes and interest paid	**165,931**	**(33,563)**
Income taxes paid	(6,730)	(2,500)
Interest paid, net of grant received	(57,018)	(45,411)
Cash flows from/(utilised by) operating activities	**102,183**	**(81,474)**
INVESTING ACTIVITIES		
Proceeds from disposal of property, plant and equipment and assets held for sale	1,516	36,099
Proceeds from disposal of subsidiary	2,892	-
Acquisition of property, plant and equipment	(101,985)	(65,574)
Acquisition of intangible assets and development expenditure	(28,245)	(19,851)
Dividends received	50	-
Change in loans granted to related parties	-	(445)
Net cash to (from disposal)/acquisition of investments	(1,904)	7,629
Interest received	5,284	13,021
Cash flows utilised by investing activities	**(122,392)**	**(29,121)**
FINANCING ACTIVITIES		
Proceeds from borrowings	1,158,920	579,985
Repayment of borrowings	(843,842)	(506,207)
Proceeds from leasing	10,110	-
Dividends paid	(5,370)	-
Cash flows from financing activities	**319,818**	**73,778**
Net decrease in cash and cash equivalents	**299,609**	**(36,817)**
Cash and cash equivalents at beginning of year	75,200	108,335
Effect of exchange rates fluctuations on cash and cash equivalents	(11,026)	3,682
Cash and cash equivalents at end of year (note 19)	**363,783**	**75,200**

'000 USD	Attributable to the shareholders of the parent company						Minority interest	Total
	Share capital	Share premium	Revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Total		
Balance at 1 January 2006	**103,811**	**97,532**	**17,741**	**(773)**	**97,918**	**316,229**	**39,640**	**355,869**
Net profit for the year	-	-	-	-	43,188	43,188	539	43,727
Foreign exchange differences	-	-	-	7,282	-	7,282	3,242	10,524
Total recognised gains and losses						50,470	3,781	54,251
Balance at 31 December 2006	**103,811**	**97,532**	**17,741**	**6,509**	**141,106**	**366,699**	**43,421**	**410,120**
Net profit for the year	-	-	-	-	48,658	48,658	(10,743)	37,915
Disposal of subsidiary	-	-	-	-	-	-	(1,481)	(1,481)
Foreign exchange differences	-	-	-	6,175	-	6,175	2,546	8,721
Total recognised gains and losses						54,833	(9,678)	45,155
Dividends to shareholders	-	-	-	-	(4,793)	(4,793)	(577)	(5,370)
Balance at 31 December 2007	**103,811**	**97,532**	**17,741**	**12,684**	**184,971**	**416,739**	**33,166**	**449,905**

9.1. Background

a) Organisation and operations

JSC Scientific Production Corporation "Irkut" ("the Company") was formed as an open joint stock company following the President Decree and State Privatization Programme of 1992. The principal activity of the Company is the construction of military and civil aircraft under contracts with Russian and foreign governments. The Company and its subsidiaries ("the Group") are also engaged in research and development works for military and civil aircraft. This research and development is carried out for the Group's own purposes.

In accordance with Russian legislation the supply of military equipment to foreign governments is the competence of the Russian government and, therefore, all contracts with foreign governments are concluded through the Russian state organization FGUP "Rosoboronexport" ("Rosoboronexport").

The Company's operations are subject to license for production and repair of aviation equipment awarded by FGUP "Rosaviacosmos". The current license is valid until March 2009.

The Company's office is located at bld. 1, 68, Leningradsky prospect, Moscow, 125315, Russia.

b) State Secrets

The operations of the Group related to the construction and sale of military aircraft are subject to the Law of the Russian Federation on State Secrets signed by the President of the Russian Federation on 21 July 1993. This Law provides that the information on the foreign economic activities of the Russian Federation, disclosure of which can cause damage to the security of the country, is considered a state secret. Access to information classified as a state secret can be granted by the appropriate authorities only to organizations and individuals holding security licenses with the appropriate form of clearance. In addition, part of the property, plant and equipment of the Company makes up the mobilization capacity of the state (refer note 12 (c)) and is also subject to the Law on State Secrets. The law also limits the authority of the Company to dispose of these assets.

c) Russian business environment

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The accompanying consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

9.2. Basis of preparation

a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") and related interpretations adopted by the International Accounting Standards Board ("IASB").

b) Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except that investment property, instruments held for trading, designated at fair value through profit and loss and available-for-sale are stated at fair value.

c) Functional and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RUR"). The Parent Company's functional currency is the United States Dollar ("USD") because it reflects the economic substance of the underlying events and circumstances of the company.
USD is also the currency in which the consolidated financial statements are presented. All financial information presented in USD has been rounded to the nearest thousand.
The RUR is not a readily convertible currency outside the Russian Federation and, accordingly, any conversion of RUR to USD should not be construed as a representation that the RUR amounts have been, could be, or will be in the future, convertible into USD at the exchange rate disclosed, or at any other exchange rate.

d) Use of estimates and judgements

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.
In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies are described in the following notes:

- Note 3 (n) and 7 – Revenues;
- Note 14 – Intangible assets;
- Note 24 – Provisions;
- Note 27 – Contingencies.

9.3. Significant accounting policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied.

a) Basis of consolidation

i) Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

ii) Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled enterprises are eliminated to the extent of the Group's interest in the enterprise. Unrealised gains resulting from transactions with associates are eliminated against the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

b) Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

Where necessary, the assets and liabilities of foreign entities are translated into USD at the exchange rate at the end of the year. Revenues and expenses are translated into USD using rates approximating exchange rates at the dates of the transactions. The resulting exchange difference is recorded directly in equity in the foreign currency translation reserve.

c) Classification of assets and liabilities

The operating cycle for aircraft construction contracts exceeds one year. Assets, which are reasonably expected to be realised in cash or sold or consumed during the operating cycle of the business are shown under current assets. Liabilities whose liquidation is reasonably expected within the operating cycle of the business are also shown under current liabilities.

d) Property, plant and equipment

i) Recognition and measurement

Items of property, plant and equipment, except for land, are measured at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. Furthermore, borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

iii) Depreciation

Depreciation is determined using straight-line method based on the estimated useful lives of the individual assets and is recognised in profit or loss.

Depreciation commences on the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use. Land is not depreciated. Leased assets are

depreciated over the period of useful life which is determined in line with one applied to similar owned assets.
The estimated useful lives for the current and comparative periods are as follows:

- Buildings 40-50 years
- Plant and equipment 5-20 years

iv) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.
Other leases are operating leases and the leased assets are not recognised on the Group's balance sheet.

v) Reclassification to investment property

Property that is being constructed for future use as investment property is accounted for as property, plant and equipment until construction or development is complete, at which time it is remeasured to fair value and reclassified as investment property. Any gain or loss arising on remeasurement is recognised in profit or loss.

e) Investment property

Investment property is property held either to earn rentals or for capital appreciation or for both, rather than for use in production or supply of goods or services, or for administrative purpose or for sale in the ordinary course of business. Investment property is measured at fair value with any change therein recognised in profit or loss.

f) Intangible Assets

i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.
Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, other than development carried out as part of construction contracts (refer accounting policy 3 (n)), is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour, an appropriate proportion of overheads and borrowing costs that are directly attributable to the development activity. Other development expenditure is recognised in the income statement as an expense as incurred.
Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement over the estimated units to be produced. The carrying amount is reviewed for impairment annually when the asset is not yet in use and thereafter whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

ii) Other intangible assets

Other intangible assets are recorded at cost less accumulated amortisation and/or impairment losses. Intangible assets that have limited useful lives are amortised on a straight-line basis over the estimated useful lives of the individual assets, which are in the range of 3-5 years. Intangible assets with indefinite useful lives are not amortised but are instead tested for impairment at least annually.

g) Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition. Negative goodwill is recognised immediately in the income statement.

h) Financial instruments

i) Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs, except as described below. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expenses is discussed in note 3 (p).

Held-to-maturity investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

The Group's investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3 (j) (i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3 (b)), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

Investments in equity securities that are not quoted on a stock exchange and where fair value cannot be estimated on a reasonable basis by other means are stated at cost less impairment losses.

Investments at fair value through profit or loss

An instrument is classified as at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

i) Inventories

Construction work in progress is stated at cost plus profit recognised to date less foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Other inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the average cost principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Inventories are presented in the balance sheet net of advance payments received for construction contracts.

j) Impairment

i) Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

ii) Non-financial assets

The carrying amounts of the Group's non-financial assets, other than investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed where there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

k) Dividends

Dividends are recognised as a liability in the period in which they are declared.

l) Employee benefits

Employees receive pension benefits from the government of the Russian Federation and the Group makes contributions on their behalf in accordance with the appropriate laws and regulations which are expensed as incurred.

m) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
A provision for estimated standard warranty costs is recognised in the period in which the related product sales occur. An accrual for warranty costs is recognised based on the Group's historical experience on previous deliveries of aircrafts. Estimates are adjusted as necessary based on subsequent experience.

n) Revenues

The operations of the Group principally consist of building aircraft under fixed-price contracts. Revenues under such contracts are recognised on a percentage of completion basis, measured by the ratio of total direct materials, labour and contract related design and development costs incurred to date relative to the total estimated respective costs on the contract. This method is used as the management of the Group considers this to be the best available measure of progress on the contracts. Marketing costs that are incurred for a specific contract may be included in contract costs, but only if these costs can be directly associated with a specific contract and if their recoverability from that contract is probable.
Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined. Changes in job performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, if any, and final contract settlements may result in revisions to costs and income and are recognised in the period in which the revisions are determined.
Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.
Revenue from services rendered is recognised in profit or loss in proportion to the stage of completion of the transaction at the reporting date.

o) Other expenses

i) Operating leases

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

ii) Social expenditure

To the extent that the Group's contributions to social programs benefit the community at large and are not restricted to the Group's employees, they are recognised in profit or loss as incurred.

p) Financial income and expenses

Financial income comprises interest income on funds invested, dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and foreign currency gains. Interest income is recognised as it accrues, using the effective interest method. Dividend income is recognised on the date that the Group's right to receive payment is established.

Financial expenses comprise interest expense on borrowings, unwinding of the discount on provisions, foreign currency losses, changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognised on financial assets. All borrowing costs are recognised in profit or loss using the effective interest method..

Foreign currency gains and losses are reported on a net basis.

q) Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill; initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and investments in subsidiaries where the Parent Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

r) Government grants

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Government grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses were incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amounts of the asset.

s) Earnings per share

The Group presents basic and diluted earnings per share (EPS) information for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

t) New Standards and Interpretations not yet adopted

A number of new Standards, amendments to Standards and Interpretations are not yet effective as at 31 December 2007, and have not been applied in preparing these consolidated financial statements. Of these pronouncements, potentially the following will have an impact on the Group's financial reporting. The Group is currently in process of assessing the impact of these pronouncements on the Group's financial position and results of operations when they become effective.

- IFRS 8 *Operating Segments,* which is effective for annual periods beginning on or after 1 January 2009. The Standard introduces the "management approach" to segment reporting.
- Revised IAS 23 *Borrowing Costs,* which becomes mandatory for the Group's 2009 financial statements. The Standard removes the option to expense borrowing costs and requires that an entity capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.
- IFRIC 11 *IFRS 2 – Group and Treasury Share Transactions* which is effective for the Group's 2008 financial statements. It considers a share-based payment arrangement. IFRIC 11 is not expected to have any impact on the consolidated financial statements.
- IFRIC 12 *Service Concession Arrangements* which becomes mandatory for the Group's 2008 financial statements provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12 is not expected to have any effect on the consolidated financial statements.
- IFRIC 13 *Customer Loyalty Programmes* which becomes mandatory for the Group's 2009 financial statements, relates to customer loyalty programmes. IFRIC 13 is not expected to have any impact on the consolidated financial statements.
- IFRS 3 *Business Combinations,* which comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The objective of the IFRS is to enhance the relevance, reliability and comparability of the information that the Group provides in its financial statements about a business combination and its effects.

4. Determination of fair values

A number of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

b) Intangible assets

The fair value of intellectual property rights and patents acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the intellectual property rights or patent being owned. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

c) Investment property

An external, independent valuation company, having appropriate recognised professional qualifications and recent experience in the location and category of property being valued, values the Group's investment property portfolio annually. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

In the absence of current prices in an active market, the valuations are prepared by considering the aggregate of the estimated cash flows expected to be received from renting out the property. A yield that reflects the specific risks inherent in the net cash flows then is applied to the net annual cash flows to arrive at the property valuation.

d) Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

e) Trade and other receivables

The fair value of trade and other receivables, excluding construction work in progress, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

5. Financial risk management

a) Overview

The Group has exposure to the following risks from its use of financial instruments:

- credit risk
- liquidity risk
- market risk.

This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework. The Board has recently established the Risk Management Commission, which is responsible for developing and monitoring the Group's risk management policies. The commission reports regularly to the Board of Directors on its activities.

The Group's risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities.

i) Trade and other receivables

Main customers of the Group are governments of other countries and Group's exposure to credit risk is influenced mainly by the economical and political situation in these countries. Approximately 90% of the Group's revenue is attributable to sales transactions with a group of three main customers. Therefore, geographically there is high concentration of credit risk. Group monitors all changes which occurs in the target countries.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The main components of this allowance are a specific loss component that relates to individually significant exposures.
Credit evaluations are performed on all customers, other than related parties, requiring credit over a certain amount.

ii) Investments

The Group limits its exposure to credit risk by only investing in liquid securities.

iii) Guarantees

The Group has provided financial guarantees for loans advanced to certain suppliers of the Group and financial intermediaries for the total amount of USD 29,835 thousand (2006: USD 31,427 thousand). A guarantee for the amount of USD 27,798 thousand (2006: USD 28,483 thousand) as provided in exchange for a financial instrument linked to the market value of a portfolio of debt and equity instruments managed by the debtor, which is classified as "Investments designated at fair value through profit and loss" in the consolidated balance sheet. The fair value of the guarantees, which amounted to USD 382 thousand (2006: USD 214 thousand) is included in "Trade and other payables" in the consolidated balance sheet. The Group's estimated maximum exposure to credit losses in the event of non-performance by the other parties to the financial guarantees is represented by the contractual amounts disclosed above. Management believes that the likelihood of material payments being required under these agreements is remote. As of the Group did not have any contractual commitments to extend financial guarantees, credit or other assistance.

f) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 15-30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains the following lines of credit:

- USD 21 million credit line that is secured by future cash receipts under existing contracts. Interest would be payable at the fixed rate of 8%.
- USD 46.7 million credit line that is unsecured. Interest would be payable at the fixed rate of 7.2%.

g) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Commission. Generally the Group seeks to apply hedge accounting in order to manage volatility in profit or loss.

i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily U.S. Dollars (USD) but also the euro (EURO), and Russian Roubles (RUR). The currencies in which these transactions primarily are denominated are USD, euro and RUR.

The Group is going to hedge 85% to 100% of its estimated foreign currency exposure in respect of forecast expenses over the following twelve months. The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date. When necessary, forward exchange contracts are rolled over at maturity.

Interest on borrowings is denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily USD, but also RUR and EURO. This provides an economic hedge and no derivatives are entered into.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

ii) Interest rate risk

Management does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of issuing new debt management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

iii) Capital management

Management's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital. Management seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position.

There were no changes in the Group's approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

6. Disposal of subsidiary

In 2007, the Group disposed of all 51% shares in ZAO Russian Avionics involved in research and development activities not related to the Group's main products to a third party for USD 8,500 thousand. Assets and liabilities of ZAO Russian Avionics were classified at 31 December 2006 as "disposal group assets" and "disposal group liabilities".

The disposal of the subsidiary had the following effect on the Group's assets and liabilities:

	Note	On disposal '000 USD	2006 '000 USD
Assets			
Property, plant and equipment	0	134	133
Intangible assets	0	105	99
Investments		19,565	18,008
Inventories		9,045	8,144
Trade and other receivables		49,320	50,076
Cash and cash equivalents		2,108	332
		80,277	**76,792**
Liabilities			
Loans and borrowings		29,576	27,572
Advances received		44,455	42,866
Trade and other payables		2,698	2,113
Deferred income tax liabilities	0	528	609
		77,257	**73,160**
Net assets and liabilities		3,020	3,632
Consideration received, satisfied in cash		5,000	-
Cash disposed of		(2,108)	-
Net cash inflow		**2,892**	-

The outstanding amount of USD 3,500 thousand was paid in February 2008.

7. Revenues

	2007 '000 USD	2006 '000 USD
Revenue earned on military aircraft construction contracts	770,614	507,042
Revenue on sales of military aircraft components and related products	125,819	250,593
Revenue earned on civil aircraft construction contracts	75,501	35,517
Revenue on sales of civil aircraft components and related products	487	9,020
Other revenues	50,223	29,935
	1,022,644	**832,107**

a) Segment reporting

The Group manufactures both military and civil aircraft. However, the revenues, results and assets attributable to military aircraft comprise substantially all of the Group's revenues, results and assets. Therefore no separate information in respect of business segments is presented.

The Group's manufacturing activities are in Russia and substantially all of its revenues are derived from export. Therefore no geographical segment information is presented.

b) Changes in accounting estimate

In 2007, management has changed its estimate of contract costs and renegotiated the price of the products with a customer. The revision of the contract cost and the contract revenue resulted in

The Group's manufacturing activities are in Russia and substantially all of its revenues are derived from export. Therefore no geographical segment information is presented.

b) Changes in accounting estimate

In 2007, management has changed its estimate of contract costs and renegotiated the price of the products with a customer. The revision of the contract cost and the contract revenue resulted in adjustments to the cumulative amount of revenue recognized under the contract, which amounted to USD 4,357 thousand. The adjustments have been accounted for as a change in accounting estimate in accordance with IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors* on a prospective basis, which resulted in additional revenue of USD 4,357 thousand being recognized for the year ended 31 December 2007.

8. Personnel expenses

	2007 '000 USD	2006 '000 USD
Wages and salaries	170,279	123,870
Compulsory social security contributions	35,989	27,891
	206,268	**151,761**

9. Other operating income and expenses

	2007 '000 USD	2006 '000 USD
Gain on disposal of property, plant and equipment and assets held for sale	381	10,655
Gain on disposal of subsidiary	6,961	-
Gain from revaluation of investment property	3,838	3,274
Social costs	(7,543)	(7,340)
Impairment of loans given and bad debts	(60)	(177)
Impairment of capitalised development costs	(248)	-
Other, net	2,185	(8,056)
	5,514	**(1,644)**

10. Financial income and expenses

	2007 '000 USD	2006 '000 USD
Financial income		
Interest income on amounts due from tax authorities (note 27 (b))	1,491	7,984
Dividend income on available-for-sale financial assets	50	-
Other interest income	3,793	5,037
Foreign exchange gain	19,252	4,560
Income from investments	1,236	4,539
	25,822	**22,120**
Financial expenses		
Interest expense	(84,442)	(68,066)
Government grant related to compensation of interest expense	25,134	20,898
	(59,308)	**(47,168)**

11. Income tax expense

	2007 '000 USD	2006 '000 USD
Current tax expense		
Current income tax	39,952	6,152
Overprovided in prior years	(1,121)	(3,083)
	38,831	**3,069**
Deferred tax benefit		
Origination and reversal of temporary differences	(29,957)	9,888
Change in unrecognised deferred tax assets	127	(760)
	(29,830)	**9,128**
	9,001	**12,197**

The Group's applicable tax rate is the corporate income tax rate of 24% (2006: 24%).

Reconciliation of effective tax rate:

	2007 '000 USD	%	2006 '000 USD	%
Profit before income tax	46,916	100	55,924	100
Income tax at applicable tax rate	11,260	24	13,422	24
Non-deductible/non-taxable items, net	2,158	4	5,066	9
Foreign currency translation	(3,423)	(7)	(2,448)	(4)
Overprovided in prior years	(1,121)	(2)	(3,083)	(6)
Change in unrecognised deferred tax assets	127	0	(760)	(1)
	9,001	**19**	**12,197**	**22**

12. Property, plant and equipment

'000 USD	Land and Buildings	Plant and equipmei	Construction in progress	Total
Cost				
At 1 January 2006	177,125	251,188	28,443	456,756
Additions and transfers	14,385	20,169	31,020	65,574
Transferred to investment property	(12,676)	-	-	(12,676)
Disposals	(16,245)	(13,214)	(804)	(30,263)
Classified as disposal group assets	-	(195)	-	(195)
Foreign exchange differences	2,562	2,754	144	5,460
At 31 December 2006	**165,151**	**260,702**	**58,803**	**484,656**
Additions	-	19,900	95,815	115,715
Transfers	9,794	61,886	(71,680)	-
Disposals	(471)	(6,140)	(558)	(7,169)
Foreign exchange differences	1,972	2,220	2,662	6,854
At 31 December 2007	**176,446**	**338,568**	**85,042**	**600,056**

'000 USD	Land and Buildings	Plant and equipmei	Construction in progress	Total
Depreciation				
At 1 January 2006	(93,317)	(161,517)	-	(254,834)
Depreciation charge	(2,932)	(17,537)	-	(20,469)
Disposals	4,554	10,672	-	15,226
Transferred to investment property	451	-	-	451
Classified as disposal group assets	-	62	-	62
Foreign exchange differences	(114)	(555)	-	(669)
At 31 December 2006	**(91,358)**	**(168,875)**	-	**(260,233)**
Depreciation charge	(2,878)	(24,065)	-	(26,943)
Disposals	359	5,675	-	6,034
Foreign exchange differences	(143)	(771)	-	(914)
At 31 December 2007	**(94,020)**	**(188,036)**	-	**(282,056)**
Net book value				
At 1 January 2006	**83,808**	**89,671**	**28,443**	**201,922**
At 31 December 2006	**73,793**	**91,827**	**58,803**	**224,423**
At 31 December 2007	**82,426**	**150,532**	**85,042**	**318,000**

a) Leased plant and machinery

The Group leases production equipment under a number of finance lease agreements. The leased equipment secures lease obligations (see note 22). At 31 December 2007 the net carrying amount of leased plant and machinery was USD 20,013 thousand.

b) Security

Property, plant and equipment with a carrying amount of USD 29,367 thousand (31 December 2006: USD 22,546 thousand) is pledged as collateral for secured loans (see note 22 (a)).

c) Other restrictions

The net book value of property, plant and equipment restricted for sale by the Russian government in accordance with the state military programme amounted to USD 25,970 thousand (2006: USD 28,564 thousand).

13. Investment property

Investment property comprises a number of vacant buildings and apartments which are held for capital appreciation.

	'000 USD
Balance at 1 January 2006	
Transfers from property, plant and equipment	12,225
Change in fair value	3,274
Foreign exchange differences	305
Balance at 31 December 2006	**15,804**
Additions	379
Change in fair value	3,838
Foreign exchange differences	1,428
Balance at 31 December 2007	**21,449**

14. Intangible assets

'000 USD	Development costs	Other intangibles	Total
Cost			
At 1 January 2006	126,501	5,169	131,670
Additions	10,539	2,701	13,240
Classified as disposal group assets	-	(138)	(138)
Disposals	-	(91)	(91)
Foreign exchange differences	7,942	140	8,082
At 31 December 2006	**144,982**	**7,781**	**152,763**
Additions	13,501	9,085	22,586
Disposals	-	(100)	(100)
Foreign exchange differences	7,499	187	7,686
At 31 December 2007	**165,982**	**16,953**	**182,935**
Amortisation and impairment			
At 1 January 2006	(656)	(2,162)	(2,818)
Amortisation charge	(1,029)	(2,391)	(3,420)
Classified as disposal group assets	-	39	39
Disposal	-	9	9
Foreign exchange differences	-	(50)	(50)
At 31 December 2006	**(1,685)**	**(4,555)**	**(6,240)**
Amortisation charge	(2,746)	(2,250)	(4,996)
Impairment loss	(248)	-	(248)
Disposals	-	5	5
Foreign exchange differences	(51)	(98)	(149)
At 31 December 2007	**(4,730)**	**(6,898)**	**(11,628)**
Net book value			
At 1 January 2006	**125,845**	**3,007**	**128,852**
At 31 December 2006	**143,297**	**3,226**	**146,523**
At 31 December 2007	**161,252**	**10,055**	**171,307**

a) Amortisation and impairment charge

The Group tested the R&D asset for impairment and recognised an impairment loss of USD 248 thousand with respect to development costs Related to BE-103 project. Capitalised development costs comprise the following items:

	2007 '000 USD	2006 '000 USD
Intellectual property rights related to the development of:		
Be-200 aircraft	67,521	67,078
Yak-130 aircraft	77,063	59,227
SUV-30K modernisation set	9,265	9,260
A-50 airborne warning and control system	3,895	4,801
Be-103 aircraft	2,887	2,931
Others	621	-
	161,252	**143,297**

Yak-130 development projects are not yet completed and therefore the related intangibles assets are not amortised. The amortisation will commence when the Group will start production of the assets which is planned for 2009-2025.

15. Investments and non-current financial assets

	2007 '000 USD	2006 '000 USD
Non-current		
Available-for-sale investments, stated at cost	13,361	12,520
Other non-current financial assets	2,903	1,084
	16,264	**13,604**
Current		
Investments held to maturity	-	940
Investments designated at fair value through profit and loss	288	425
	288	**1,365**

Available-for-sale investments include equity securities of ZAO Company "FTK" ("FTK"), and former subsidiary of the Group and a related party as of 31 December 2007. A stock issuance in 2002, which the Company did not take part in, diluted its interest in FTK's from 56% to 9%. The investment was recorded at cost of USD 8,885 thousand.

16. Deferred tax assets and liabilities

a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

'000 USD	Assets		Liabilities		Net	
	2007	2006	2007	2006	2007	2006
Property, plant and equipment	9,952	8,954	(4,924)	(4,694)	5,028	4,260
Investment property	-	-	(4,965)	(3,707)	(4,965)	(3,707)
Intangible assets	19,153	21,768	(27,739)	(28,205)	(8,586)	(6,437)
Investments	-	-	(205)	(959)	(205)	(959)
Inventories	7,833	9,372	(47,029)	(99,715)	(39,196)	(90,343)
Trade and other receivables	592	525	(9,338)	(5,722)	(8,746)	(5,197)
Loans and borrowings	818	788	(911)	(1,101)	(93)	(313)
Trade and other payables	7,769	11,994	(24)	-	7,745	11,994
Provisions	584	1,631	(2,154)	-	(1,570)	1,631
Tax loss carry-forwards	4,433	14,521	(340)	(23)	4,093	14,498
Total tax assets/(liabilities)	**51,134**	**69,553**	**(97,629)**	**(144,126)**	**(46,495)**	**(74,573)**
Offset of tax	(47,770)	(64,266)	47,770	64,266	-	-
Net tax assets/(liabilities)	**3,364**	**5,287**	**(49,859)**	**(79,860)**	**(46,495)**	**(74,573)**

b) Movement in temporary differences during the year

'000 USD	1 January 2006	Recognised in income	Foreign currency translation	Transferred to disposal group	31 December 2006
Property, plant and equipment	(6,259)	11,587	(1,068)	-	4,260
Investment property	-	(3,707)	-	-	(3,707)
Intangible assets	701	(5,209)	(1,929)	-	(6,437)
Investments	(338)	(621)	-	-	(959)
Inventories	(87,528)	(2,734)	(362)	281	(90,343)
Trade and other receivables	99	(5,299)	3	-	(5,197)
Loans and borrowings	(394)	57	24	-	(313)
Trade and other payables	9,123	2,856	15	-	11,994
Provisions	2,548	(918)	1	-	1,631
Tax loss carry-forwards	18,837	(5,140)	473	328	14,498
	(63,211)	**(9,128)**	**(2,843)**	**609**	**(74,573)**

'000 USD	1 January 2007	Recognised in income	Foreign currency translation	Transferred to disposal group	31 December 2007
Property, plant and equipment	4,260	1,098	(330)	-	5,028
Investment property	(3,707)	(988)	(270)	-	(4,965)
Intangible assets	(6,437)	(947)	(1,202)	-	(8,586)
Investments	(959)	1,128	(374)	-	(205)
Inventories	(90,343)	50,891	(148)	404	(39,196)
Trade and other receivables	(5,197)	(3,441)	389	(497)	(8,746)
Loans and borrowings	(313)	166	54	-	(93)
Trade and other payables	11,994	(4,288)	39	-	7,745
Provisions	1,631	(3,202)	1	-	(1,570)
Tax loss carry-forwards	14,498	(10,587)	170	12	4,093
	(74,573)	**29,830**	**(1,671)**	**(81)**	**(46,495)**

c) Unrecognized deferred tax liability

A temporary difference of USD 5,987 thousand (31 December 2006: USD 2,250 thousand) relating to investments in subsidiaries has not been recognized as the Group is unable to control the timing of reversal of the difference, and reversal is not expected in the foreseeable future.

17. Inventories

	2007 '000 USD	2006 '000 USD
Advance payments to suppliers	216,173	121,206
Raw materials and other supplies	121,202	72,456
Aircraft components	102,020	84,807
Goods for sale	163,622	-
Amounts due from customers for contract work	325,036	625,731
Other work in progress	41,990	20,332
	970,043	**924,532**
Advance payments received	(253,797)	(291,173)
	716,246	**633,359**

18. Trade and other receivables

	2007 '000 USD	2006 '000 USD
Accounts receivable – trade due from related parties	42,684	87,127
Accounts receivable – trade due from third parties	51,277	5,367
Allowance for doubtful accounts	(325)	(108)
	93,636	**92,386**
VAT recoverable	131,680	134,843
Government grant receivable	25,715	20,898
Due from tax authorities	-	17,021
Prepaid taxes	1,662	2,367
Other receivables and originated loans	11,574	13,488
	264,267	**281,003**

The Group's exposure to credit and currency risks and impairment losses related to trade and other receivables (excluding construction work in progress) are disclosed in note 0.

19. Cash and cash equivalents

	2007 '000 USD	2006 '000 USD
Bank balances, US Dollars	9,878	32,521
Bank balances, Russian roubles	280,540	42,679
Call deposits	73,365	-
Cash and cash equivalents in the statement of cash flows	**363,783**	**75,200**
Cash of disposed subsidiary (note 6)	-	(332)
Cash and cash equivalents in the balance sheet	**363,783**	**74,868**

The Group's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 0.

20. Equity

a) Share capital

As at 31 December 2007 and 2006, authorised, issued and fully paid capital stock consisted of 978,131,612 ordinary shares. All ordinary shares have a nominal value of RUR 3 each.

b) Dividends and dividend limitations

Profits available for distribution to ordinary shareholders in respect of any reporting period are determined by reference to the statutory financial statements of the Parent Company prepared in accordance with the laws of the Russian Federation and denominated in Russian roubles. At 31 December 2007 the Parent Company had cumulative retained earnings, including the profit for the current year, of RUR 3,899,125 thousand (USD 158,848 thousand translated at the closing exchange rate of 24.5462).

Before these consolidated financial statements were authorised for issue, no recommendation has been made by the Board of Directors with regard to dividend distribution for 2007. In accordance with the Group's dividend policy, the amount of distribution is limited to 25% of the net profit for the year attributable to the shareholders of the Parent Company determined in accordance with IFRS.

The following dividends for 2006 have been declared at the Company's annual shareholders' meetings and paid:

	25 June 2007
Amount per share, RUR	0.12
Amount per share, USD	0.049
Total amount, '000 USD	4,793

Dividends for 2005 have not been declared.

21. Earnings per share

The calculation of earnings per share is the net profit for the year attributable to shareholders of the parent company divided by the weighted average number of ordinary shares outstanding during the year, calculated as shown below. The Group has no dilutive potential ordinary shares.

Number of shares	**2007**	**2006**
Issued ordinary shares at 1 January	978,131,612	978,131,612
Weighted average number of ordinary shares at 31 December	**978,131,612**	**978,131,612**

22. Loans and borrowings

This note provides information about the contractual terms of the Group's loans and borrowings, which are measured at amortised cost. For more information about the Group's exposure to interest rate, foreign currency and liquidity risk, see note 25.

	2007 '000 USD	**2006 '000 USD**
Non-current		
Secured bank loans	372,368	305,856
Unsecured bank loans	26,570	2,588
Unsecured bond issue	261,271	251,495
Finance lease liabilities	20,745	-
Other loans	-	1,869
	680,954	**561,808**

	2007 '000 USD	**2006 '000 USD**
Current		
Secured bank loans	33,209	2,094
Unsecured bank loans	3,006	45,388
Current portion of non-current secured bank loans	65,599	30,723
Current portion of non-current unsecured bank loans	31,435	11,946
Current portion of finance lease liabilities	6,838	-
Other loans	173,949	1,491
	314,036	**91,642**

a) Security

The loans are secured over property, plant and equipment with a carrying amount of USD 29,367 thousand (31 December 2006: USD 22,546 thousand) and the right to receive future revenues under an agreement with a foreign government.

b) Terms and debt repayment schedule

'000 USD	Nominal interest rate	Year of maturity	Face value 2007	Carrying amount 2007	Face value 2006	Carrying amount 2006
Secured bank loans:						
RUR	8.50%	2008	26,387	26,446	7,637	7,637
USD	8%-8.5%	2009-2012	374,612	375,008	241,797	242,490
USD	7.95%-8.3%	2008	20,000	20,241	3,390	3,394
USD	Libor+2.8%	2009	49,875	49,481	83,700	85,152
Unsecured bank loans:						
RUR	8.3%-8.5%	2008	10,185	10,410	-	-
USD	8.50%	2009	23,000	22,990	25,000	25,125
USD	Libor+4%	2008	18,000	18,134	37,700	34,797
EURO	EUROLibor+3.5%	2009	9,538	9,477	-	-
Unsecured bond issues:						
RUR	8.74%	2010	132,403	134,592	123,428	125,169
USD	8.25%	2009	125,000	126,679	125,000	126,326
Finance lease liabilities	10.2%-14%	2009-2011	27,583	27,583		-
Other loans	5%	2008	173,949	173,949	3,360	3,360
Total interest-bearing liabilities			**990,532**	**994,990**	**651,012**	**653,450**

c) Finance lease liabilities are payable as follows:

'000 USD	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	9,170	2,332	6,838
Between one and five years	23,443	2,698	20,745
	32,613	**5,030**	**27,583**

Group started finance lease transaction only in 2007 so there is no comparative information for 2006. For more information about the Group's exposure to interest rate and foreign currency risk, see note 25.

23. Trade and other payables

	2007 '000 USD	2006 '000 USD
Accounts payable – trade due to related parties	20,586	83,800
Other trade payables	160,171	78,714
Accrued expenses	11,524	27,897
Advances from customers	95,878	23,241
Income and other taxes payable	43,341	9,211
Other payables	31,654	13,015
	363,154	**235,878**

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 25.

24. Provisions

	Warranties 2007 '000 USD	Warranties 2006 '000 USD
Balance at 1 January	9,914	8,833
Provisions made during the year	8,046	5,698
Provisions used during the year	(3,660)	(4,298)
Provisions reversed during the year	(1,103)	(319)
Balance at 31 December	**13,197**	**9,914**

The Group provides product warranties in conjunction with certain product sales. Generally, aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts and software manufactured by the Group to certain contractual specifications. Warranty coverage includes non-conformance to specifications and defects in material and workmanship.

The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced times the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level.

25. Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business.

a) Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

'000 USD	Carrying Amount 2007	Carrying amount 2006
Available-for-sale financial assets	13,361	12,520
Held-to-maturity investments	-	940
Financial assets at fair value through profit or loss	288	425
Trade receivables	93,636	92,386
Amounts due from customers for contract work	325,036	625,731
Originated loans	8,545	6,005
Cash and cash equivalents	363,783	74,868
	804,649	**812,875**

b) Impairment losses

The aging of trade receivables at the reporting date was:

'000 USD	Gross 2007	Impairment 2007	Gross 2006	Impairment 2006
Not past due	71,329	-	86,036	-
Past due 0-360 days	22,307	-	6,350	-
More than one year	325	(325)	108	(108)
	93,961	**(325)**	**92,494**	**(108)**

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

'000 USD	2007 '000 USD	2006 '000 USD
Balance at 1 January	108	219
Impairment loss recognised	217	(111)
Balance at 31 December	**325**	**108**

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due or past due by up to 360 days.
The allowance accounts in respect of trade receivables and held-to-maturity investments are used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable and is written off against the financial asset directly. At 31 December 2007 the Group does not have any collective impairments on its trade receivables or its held-to-maturity investments (2006: nil).

c) Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

31 December 2007

'000 USD	Carrying amount	Contractual cash flows	12 month or less	1-2 years	2-5 years
Secured bank loans	471,176	580,583	130,132	117,309	333,142
Unsecured bank loans	61,011	66,351	38,484	26,951	916
Unsecured bond issues	261,271	307,568	21,853	141,866	143,849
Finance lease liabilities	27,583	32,716	9,232	12,655	10,829
Other loans	173,949	173,949	173,949	-	-
Trade and other payables	267,276	267,276	267,276	-	-
	1,262,266	**1,428,443**	**640,926**	**298,781**	**488,736**

31 December 2006

'000 USD	Carrying amount	Contractual cash flows	12 month or less	1-2 years	2-5 years
Secured bank loans	338,673	655,386	54,206	126,336	474,844
Unsecured bank loans	59,922	61,685	58,856	1,560	1,269
Unsecured bond issues	251,495	317,322	21,071	21,070	275,181
Other loans	3,360	3,360	3,360	-	-
Trade and other payables	212,637	212,637	212,637	-	-
	866,087	**1,250,390**	**350,130**	**148,966**	**751,294**

Among secured current loans Group has a loan agreement with amount of USD 19,428 thousand which was renegotiated at 31 March 2008. Group was not fully complied with covenants for the loan mentioned above at 31 December 2007.

d) Currency risk

The Group's exposure to foreign currency risk was as follows based on notional amounts:

	31 December 2007			31 December 2006		
'000 USD	**USD**	**RUR**	**EURO**	**USD**	**RUR**	**EURO**
Cash and cash equivalents	9,878	353,905	-	32,516	42,352	-
Trade receivables	79,089	14,330	217	88,841	3,273	272
Amounts due from customers for contract work	237,835	87,201	-	585,732	39,999	-
Secured bank loans	(444,730)	(26,446)	-	(331,036)	(7,637)	-
Unsecured bank loans	(41,124)	(10,410)	(9,477)	(59,922)	-	-
Unsecured bond issues	(126,679)	(134,592)	-	(126,326)	(125,169)	-
Finance lease liabilities	(19,434)	(4,279)	(3,870)	-	-	-
Other loans	(173,949)	-	-	-	(3,360)	-
Trade payables	(146,726)	(21,381)	(12,650)	(148,629)	(13,875)	(10)
Gross balance sheet exposure	**(625,835)**	**258,323**	**(25,780)**	**41,176**	**(64,417)**	**262**

The following significant exchange rates applied during the year:

USD	**Average rate**		**Reporting date spot rate**	
	2007	**2006**	**2007**	**2007**
RUR 1,000	39.10	36.78	40.74	37.98
EURO	1.37	1.26	1.46	1.32

e) Sensitivity analysis

A 5% strengthening of the USD against the following currencies at 31 December would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

'000 USD	**Equity/Profit or loss**
31 December 2007	
RUR	(12,916)
EURO	1,289
31 December 2006	
RUR	3,221
EURO	(13)

A 5% weakening of the USD against the above currencies at 31 December would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

f) Interest rate risk

i) Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

'000 USD	Carrying amount 2007	Carrying amount 2006
Fixed rate instruments		
Financial assets	81,981	5,312
Financial liabilities	(917,898)	(533,501)
	(835,917)	**(528,189)**
Variable rate instruments		
Financial liabilities	(77,092)	(119,949)
	(77,092)	**(119,949)**

ii) Fair value sensitivity analysis for fixed rate instruments

The Group does not recognize any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect equity or net profit for the year.

iii) Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates based on the Group's exposure at the balance sheet date for 2007 would have increased or (decreased) profit for the year by USD 771 thousand (2006: USD 1,199 thousand). The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

g) Fair values

i) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

'000 USD	Carrying amount 2007	Fair value 2007	Carrying amount 2006	Fair value 2006
Available-for-sale financial assets	13,361	13,361	12,520	12,520
Held-to-maturity investments	-	-	940	940
Financial assets at fair value through profit or loss	288	288	425	425
Loans and receivables	102,181	102,181	98,391	98,391
Cash and cash equivalents	363,783	363,783	74,868	74,868
Secured bank loans	(471,176)	(471,176)	(338,673)	(338,673)
Unsecured bank loans	(61,011)	(61,011)	(59,922)	(59,922)
Unsecured bond issues, RUR (note 22)	(134,592)	(135,409)	(125,169)	(128,526)
Unsecured bond issues, USD (note 22)	(126,679)	(125,078)	(126,326)	(127,563)
Finance lease liabilities	(27,583)	(27,583)	-	-
Other loans	(173,949)	(173,949)	(3,360)	(3,360)
Trade and other payables	(180,757)	(180,757)	(162,514)	(162,514)
	(696,134)	**(695,350)**	**(628,820)**	**(633,414)**

The basis for determining fair values is disclosed in note 4.

26. Commitments

a) Capital commitments

At 31 December 2006 the Group is committed to capital expenditure of approximately USD 1,866 thousand (2006: USD 5,232 thousand).

b) Supply commitments

Commitments with third parties for the supply of aircraft components and services after 31 December 2007 under long-term supply agreements are estimated at USD 78,615 thousand at current market prices (2006: USD 153,307 thousand).

27. Contingencies

a) Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

b) Litigation

The Group was involved in a number of disputes with tax authorities related to the results of the tax audits for 2003-2004. In 2006, 2007 the disputes were finalised in favour of the Group. According to the tax legislation the Group claimed additional deductions from the taxable profits reported in previous years and return of amounts deducted by the tax authorities from the Group's bank accounts as well as related interest. The claim was satisfied, which resulted in interest income of USD 1,491 thousand (2006: USD 7,984 thousand).

c) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation and enforcement of tax legislation.

These circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the relevant authorities could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

d) Environmental contingencies

Governmental authorities are continually considering environmental regulations and their enforcement and the Group periodically evaluates its obligations related thereto. As obligations are determined, they are recognised immediately. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under current levels of enforcement of existing legislation, management believes there are no liabilities, which will have a materially adverse effect on the financial position or the operating results of the Group.

28. Related party transactions

a) Control relationship

Related parties comprise the shareholders of the Parent Company and all other companies in which those shareholders, either individually or together, have a controlling interest.
Upon establishment of OAO United Aircraft Corporation in December 2006, the controlling interest in the Parent Company was contributed by the shareholders to the share capital of OAO United Aircraft Corporation, which is controlled by the Federal Government of Russian Federation. Therefore, as at 31 December 2006 the Federal Government of Russian Federation is the ultimate controlling party of the Group. Related parties disclosures (refer 28 (c)) as at 31 December 2007 include balances with other state-controlled entities.

b) Transactions with management

i) Loans to directors

Unsecured loans to directors issued during the year ended 31 December 2007 amounted to USD 818 thousand (2006: nil). Interest is 9% paid by the directors, and the loans are repayable in cash in full 12 months after the issue date. At 31 December 2007 the balance outstanding was USD 818 thousand (2006: nil) and is included in other receivables (see note 18).

ii) Key management personnel compensation

Key management received the following remuneration during the year, which is included in personnel expenses (see note 8).

	2007 '000 USD	2006 '000 USD
Wages and salaries	15,726	10,203
Compulsory social security contributions	328	477
	16,054	**10,680**

c) Transactions with other related parties

Transactions with related parties are disclosed in note 15. In addition, the Group had the following transactions and balances with related parties.

'000 USD	Transaction value 2007	Outstanding balance 2007	Transaction value 2006	Outstanding balance 2006
Purchases of raw materials and components	(10,549)	(20,586)	(2,507)	(61,177)
Sales of military aircraft components and related products	432,764	-	26,514	16,291
Acquisition of design and development	(9,700)	-	(1,653)	(22,623)
Accounts receivable – trade	-	42,684	-	87,127
Advance payments received	-	(189,727)	-	(230,968)
Other receivables and originated loans	6,833	6,833	-	4,612
Bank balances	-	117,172	-	44,250
Secured loans	399,367	(244,975)	-	(206,701)
Unsecured loans	360,941	(124,013)	-	(37,384)

d) Pricing policies

Prices for related party transactions are determined on a transaction-by-transaction basis, not necessarily at arm's length.

29. Significant subsidiaries

	Country of incorporation	Ownership/voting 2007	Ownership/voting 2006
OAO "OKB Imeni A.S. Yakovleva"	Russia	75%	75%
OAO "TANTK Imeni G.M. Berieva"	Russia	59%	59%
ZAO "Beta Air"	Russia	72%	72%
ZAO "Russian Avionics"	Russia	-	51%
ZAO "Irkut AviaSTEP"	Russia	100%	100%
ZAO "ITELA"	Russia	51%	51%
ZAO "Techserviceavia"	Russia	51%	51%

In addition, the Group has other subsidiaries, which are not material to the Group, either individually or in aggregate.

30. Events subsequent to the balance sheet date

On 7 May 2008, OAO United Aircraft Corporation ("UAC") announced an offer to acquire shares the Company's shareholders. The offer was made pursuant the requirements of the Russian legislation after UAC has accumulated more than 30% of the Company's shares. The offer is valid until 11 June 2008.

Section 10. General Information and Contact Details

Open joint-stock company Scientific-Production Corporation IRKUT
Irkut Corporation

Legal Address
Bld.1, Novoalekseevskaya st.-13, Moscow 129626, Russia

Headquarters
Bld. 1, Leningradsky prospect - 68, Moscow 125315, Russia
Tel./Fax: +7 (495) 777 21 01
E-mail: inbox@irkut.com

Financing Organization Dpt.
Tel./Fax: +7 (495) 777 21 01 (extension 75-12)
E-mail: logacheva@irkut.com

Public Relations
Tel./Fax: +7 (495) 777 21 01 (extension 70-80)
E-mail: pr@irkut.com

Registrar
OJSC Registrator R.O.S.T.
Address: 18/13 Stromynka st., Moscow 119019, Russia
Tel./Fax: +7 (495) 771 73 33

Auditors
KMPG Limited
Address: Gogolevsky Boulevard-11, Moscow 119019, Russia
Tel.: +7 (495) 937 44 77
Fax: +7 (495) 937 44 00

CJSC Gorislavzev & Co. Audit
Address: 1st Khoroshevsky Lane-3a, Moscow 125284, Russia
Tel.: +7 (495) 255 50 53
Fax: +7 (495) 255 14 12

For further information about IRKUT Corporation, please, see corporate web-site www.irkut.com

RECEIVED
2009 OCT 29 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RULE 12G3-2(B) NO.: 82-34818

Irkut Corporation

Information that were made public pursuant to the laws of the Russian Federation (Since 3rd Q 2007 till 2nd Q 2008)

Table of contents

REPORT OF IRKUT CORPORATION	4
AFFILIATED PERSONS' LIST	157
CALCULATION OF THE ESTIMATION OF THE NET ASSET VALUE	176
SECURITY FORM FOR STOCK EXCHANGES	178
CORPORATE BEHAVIOR REPORT	182
INFORMATION ON SUBSTANTIAL FACTS	192
INFORMATION SENT TO SHAREHOLDERS	215
REPORTS OF IRKUT CORPORATION REVISION COMMISSION AND THE AUDITOR	233

Report of Irkut Corporation

(Irkut Corporation, the Company, the Corporation)

Including information by the end

3rd Q 2007

Year 2007

1st Q 2008

2nd Q 2008

I. Company background

Information of Company's name (name)

Full name:
In Russian: Joint Stock Company "Scientific-Production Corporation "Irkut"
Abbreviated name:
In Russian: JSC "Corporation "Irkut"
In English: Irkut Corporation

The Company name shall not be considered a trade or a service mark.

Information of changes in the name and administrative and legal status of the Company:

Full and abbreviated Company name	Administration and legal status	Reason and date of changes
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by General meeting of shareholders, protocol No. 20 of 6 July 2004. Registration certificate of EGRUL, issued Russian MNS Inspection №17 of Moscow North-East administrative district No. 2047717018831 of 06 August 2004.
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 18 of 2 December 2003. Registration certificate of EGRUL, issued by Russian MNS Inspection of Irkutsk Leninsky district of Irkutsk region, No. 2033801435974 of 15 December 2003.
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 18 of 27 December 2002. Registration certificate of EGRUL, issued by Russian MNS Inspection of Leninsky district of Irkutsk region, No. 2023841426860 of 30 December 2002.
"Irkutsk aviation industrial association" Joint Stock Company, JSC "IAPO"	Joint Stock Company	Approved by Annual general meeting of shareholders, protocol No. 5 of 8 June 1996. Approved by Registration office of Irkutsk Authorities No. 1177-IRP of 15 June 1996.
"Irkutsk aviation industrial association" "IAPO" JSC, JSC "IAPO"	Joint stock company	Resolution of Head of Administration of Leninsky district of Irkutsk, No. 2062 of 13 October 1992.
State enterprise "Irkutsk aviation industrial association", "IAPO"	State enterprise	MAP Order No. 205 of 21 April 1989.
State enterprise "The 60 years USSR Irkutsk Aviation Plant", IAZ	State enterprise	Resolution of the Supreme Soviet of the USSR presidium of 14 October 1982.
State enterprise "Irkutsk Aviation Plant", IAZ	State enterprise	MAP Order No. 211 of 14 May 1975.

Location of the Company and other contact information

Period	**Location**
Since the date of foundation up to 22 January 2004.	3, Novatorov st., Irkutsk 664020, Russia
Since 22 January 2004 up to the present	Building 1, 13, Novoalexeevskaya st., Moscow 129626, Russia
Phone/fax:	(495) 777-2101 /(495) 221-36-39
Email, web-page (pages) in Internet, where information of the Company and emitted and/or being emitted stocks is available	info@irkut.com www.irkut.com

Finance Management Departmetn ***(the Head of the Sector – Olga Logacheva)***	
Phone/fax	***(495) 777-2101, extension:75-12***
Email	logacheva@irkut.com
Management Department ***(the head of the Department – Valery V. Dashevsky)***	
Phone/fax	***(495) 777-2101, extension: 7254***
Email	dashevsky@irkut.ru

Identification number of taxpayer (INN)

3807002509

Information of state registration of the Company

By Resolution of the Head of Administration of Leninsky district of Irkutsk No. 2062 of 13 October 1992 the "Irkutsk aviation industrial association" Joint Stock Company of open type was established.

State registration certificate of legal entity series IRP-P No. 1177 issued by Registration office of Irkutsk Authority on 13 October 1992.

In accordance with information of legal entity registered in the General State Register before 1 July 2002 indicated in the certificate, the main registration number is: No. 1023801428111.

Date of registration: 19 September 2002.

Name of registration office: MNS Inspection of Russia, Leninsky district of Irkutsk region.

Share capital structure

The amount of the share capital of the Company is 2 934 395 roubles (on 30.06.2008). The Share capital of the Company consists of inscribed ordinary non-documentary shares in the quantity of 978 131 612 shares of nominal value 3 (three) roubles per each. The part of ordinary shares in the share capital is – 100 per cent.

On the December 13, 2004 Irkut Corporation received permission from Securities and Exchanges Commission of USA and launched first level ADR program. The depositary is the Bank of New York. According to the program investors may convert up to the 40% of the shares, but according to the Russian legislation they may convert up to the 25% of the shares. Change ratio is 1:30.

On the 30.06.2008 share of ordinary non-documentary shares in the form of **ADR** in USA from share capital is 2,19%.

The total number of shareholders

On 30.09.2007

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: ***1308.***

Including nominee: ***8.***

On 31.12.2007

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: ***1308***.

Including nominee: ***8.***

On 31.03.2008

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: ***1252***.

Including nominee: ***10***.

On 30.06.2008

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: ***1086***

Including nominee: ***8***

Information of shareholders holding not less than 5 per cent of the Authorized capital, or not less than 5 per cent of ordinary stocks of the Company, and information of shareholders of such entities holding not less than 20 per cent of their Authorized capital, or not less than 20 per cent of ordinary stocks.

1. Full and abbreviated name of enterprise: Closed Joint-Stock Company "Depository Clearing Company", CJSC "DCC"
Location: 31B, Shabolovka str., Moscow, 115162, Russia
Telephone, fax: ***956-0999, 232-68-04***
E-mail: ***dcc@dcc.ru***
Licence: FSFM licenses of professional participant of securities market to engage in: depository activities No. 177-06236-000100 (issued on 09 October 2002, permament); clearing activities No. 177-06229-000010 (issued on 07 October 2002, permament); issued by the FSFM of Russian Federation.
Account type: nominee holder of securities
Amount of the shares, registered on this account:

Reporting date	30.09.2007	31.12.2007	31.03.2008	30.06.2008
Shares amount	***117 853 501***	***124 643 725***	***121 077 119***	

2. Full and abbreviated name of enterprise: Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC
Location: 23B, Polikarpova st., Moscow, 125284, Russia

Reporting date	30.09.2007	31.12.2007	31.03.2008	30.06.2008
The share in the authorized capital of the Company	*11,89 %*	*11,89 %*	*11,89 %*	*11,89 %*
The share of ordinary stocks of the Company	*11,89 %*	*11,89%*	*11,89 %*	*11,89 %*

Shareholders owning not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:

Full and abbreviated name of enterprise: Open joint stock company "United aviation corporation", JSC "UAC"
Location: 22-1, Ulanskiy side str., Moscow 101000, Russia

Reporting date	***30.09.2007***	***31.12.2007***	***31.03.2008***	***30.06.2008***
The share in the authorized capital of the Company shareholde	*100 %*	*100 %*	*100 %*	
The share of ordinary stocks of the Company shareholder	*100 %*	*100 %*	*100 %*	
The share in authorized capital of the Company	*38,22 %*	*38,22 %*	*38,22 %*	
The share of ordinary stocks of the Company	*38,22 %*	*38,22 %*	*38,22 %*	

3. Full and abbreviated name of enterprise: Open Joint Stock Company "United aviation corporation", JSC "UAC"
Location: 22-1, Ulanskiy side str., Moscow 101000, Russia

Reporting date	***30.09.2007***	***31.12.2007***	***31.03.2008***	***30.06.2008***
The share in the authorized capital of the Company	*38,22 %*	38,22 %	*38,22 %*	*80,90 %*
The share of ordinary stocks of the Company	*38,22 %*	38, 22 %	*38,22 %*	*80,90 %*

Shareholders owning not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:

Full and abbreviated name of enterprise: Ministry of Property Relations of the Russian Federation
Location: 9, Nikolskiy side str., Moscow, 103685, Russia

Reporting date	*30.09.2007*	*31.12.2007*	*31.03.2008*	*30.06.2008*
The share in the authorized capital of the Company shareholde	*90,1 %*	*90,1 %*	*90,1 %*	*90,1 %*
The share of ordinary stocks of the Company shareholder	*90,1 %*	*90,1 %*	*90,1 %*	*90,1 %*
The share in authorized capital of the Company	-	-	-	-
The share of ordinary stocks of the Company	-	-	-	-

4. Full and abbreviated name of enterprise: Joint-stock Savings bank of RF (JSC), Sberbank of Russia
Location: 19, Vavilova str., Moscow, 117997, Russia
Account type: nominee holder of securities

Reporting date	*30.09.2007*	*31.12.2007*	*31.03.2008*	*30.06.2008*
Shares amount	*373 824 489*			

Shareholders owning not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:

Full and abbreviated name of enterprise: Central Bank of the Russian Federation
Location: 12, Neglinnaya str., Moscow, 107016, Russia

Reporting date	*30.09.2007*	*31.12.2007*	*31.03.2008*	*30.06.2008*
The share in the authorized capital of the Company shareholde	*57,6 %*			
The share of ordinary stocks of the Company shareholder	*60,3 %*			
The share in authorized capital of the Company	-			
The share of ordinary stocks of the Company	-			

5. Full and abbreviated name of enterprise: Uncommercial Partnership "The National Depository Center", UP "NDC"
Location: bld.4, 1/13, Sredny Kislovsky side str., Moscow, 125009, Russia
Telephone, fax: 956-26-59, 956-09-38
E-mail: info@ndc.ru
Licence: FCSM licence for Depository activity No.177-03431-000100 (issued on 04.12.2000, permanent), FCSM licence for Clearing activity No.177-03437-000010 (issued on 04.12.2000, permanent)
Account type: nominee holder of securities

Reporting date	*30.09.2007*	*31.12.2007*	*31.03.2008*	*30.06.2008*
Shares amount	**135 483 575**	**120 230 138**	**135 430 654**	

6. Full and abbreviated name of enterprise: Closed Joint-Stock Company "ING BANK (Eurasia)", "ING BANK (Eurasia)" (CJSC)
Location: 36, Krasnoproletarskaya st., Moscow, 127473, Russia
Telephone, fax: 755-54-00, 755-54-99
E-mail: mail@ibimos.ru
Licence: FCSM licence for Depository activity № 177-03728-000100 (issued on 07.12.2000, permanent)
Account type: nominee holder of securities

Reporting date	*30.09.2007*	*31.12.2007*	*31.03.2008*	*30.06.2008*
Shares amount	**163 087 903**	**162 674 093**	***162 674 093***	

Information of share of state or local government bodies in the authorized capital of the Company and of their exclusive rights ("golden stock"), if any

The amount of the authorized capital of the Company held by state (federal subjects of the Russian Federation) and by local government bodies: **none.**

Exclusive right to participate on behalf of the Russian Federation, a subject of the Russian Federation, or a local management body in managing the Company joint stock company ("golden share") and the duration of the right ("golden share"): **there is no exclusive right**.

Limits of participation in the authorized capital of the Company

Clause 12 of Federal law "Of government adjustment of aircraft development" provides the following limits: to establish an aircraft enterprise in Russia involving foreign investments, to elaborate, manufacture, test, repair and/or utilize aircraft machinery, is allowed only if the share of the foreign capital is less than twenty-five percent of the authorized capital, and the management bodies of such enterprise consist of only Russian residents.

There are no more limits of participation in the authorized capital of the Company.

Changes in complement and share of stocks of shareholders who holds not less than 5 per cent of the authorized capital of the Company or not less than 5 per cent of its ordinary stocks

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***30.06.2008***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	80,90%	80,90%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***10.05.2008***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Limited Liability Company "EADS"	10,00%	10,00%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	38,22%	38,22%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***10.05.2007***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural	Share of ordinary stocks held by	Share in the authorized capital held by

person	shareholder, %	shareholder, %
Limited Liability Company "EADS"	10,00%	10,00%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	38,22%	38,22%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***03.05.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "ORNATUS", "ORNATUS" CJSC	6,57%	6,57%
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Closed Joint Stock Company "ODITERS", "ODITERS" CJSC	8,43%	8,43%
Limited Liability Company "EADS"	10,00%	10,00%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***28.04.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Limited Liability Company "EADS"	10,00%	10,00%
Closed Joint Stock Company "ORNATUS", "ORNATUS" CJSC	11,68%	11,68%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***15.03.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Limited Liability Company "EADS"	10,00%	10,00%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Closed Joint Stock Company "ORNATUS", "ORNATUS" CJSC	12,30%	12,30%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***18.08.2005***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
MDM Investment Ltd.	7,52%	7,52%
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	9,16%	9,16%
Closed Joint Stock Company "ODITERS", "ODITERS" CJSC	9,38%	9,38%
Closed Joint Stock Company "ORNATUS", "ORNATUS" CJSC	12,20%	12,20%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	13,23%	13,23%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	22,76%	22,76%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***05.05.2005***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
MDM Investment Ltd.	7,51%	7,51 %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	9,16%	9,16%
Limited Liability Company "Oditers", "Oditers" LLC	9,38%	9,38%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	13,23%	13,23%
Closed Joint Stock Company "Ornatus", "Ornatus" CJSC	13,66%	13,66%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	22,53%	22,53%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***08.11.2004***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
MDM Investment Ltd.	7,22 %	7,22 %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	9,16%	9,16%
Closed Joint Stock Company "Ornatus", "Ornatus" CJSC	9,95%	9,95%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	13,23%	13,23%
Limited Liability Company "Oditers", "Oditers" LLC	13,66%	13,66%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	22,82%	22,82%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***11.05.2004***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %

Closed Joint Stock Company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	14,7%	14,7%
Closed Joint Stock Company "Ornatus", "Ornatus" CJSC	15,28%	15,28%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	25,35%	25,35%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***02.12.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Stredbrouk Traiding Limited	10,77 %	10,77 %
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	14,7%	14,7%
Closed Joint Stock Company "Ornatus", "Ornatus" CJSC	15,60 %	15,60 %
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	20,35%	20,35%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***04.04.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "FTK-Invest", "FTK-Invest" CJSC	5,00 %	5,00%
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Stredbrouk Traiding Limited	10,77%	10,77%
Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company", JSC	14,7%	14,7%
Limited Liability Company "Oditers", "Oditers" LLC	14,95 %	14,95 %
Joint Stock Company "Ornatus", "Ornatus" JSC	15,60 %	15,60 %
Closed Joint Stock Company "FTK" Company", "FTK" Company" CJSC	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***04.04.2002***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Dineco Finance	10,75 %	10,75%
DCLKF Corporation	12,35 %	12,35%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise", GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "Ornatus", "Ornatus" CJSC	14,86 %	14,86%
Closed Joint Stock Company "FTK" Company", "FTK Company" CJSC	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***16.04.2001***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", "FTK" Company" CJSC	19,97%	19,97%

Changes in the authorized capital amount

Period	2002	2003	2004	2005	2006	2nd Q 2008
Amount and structure of the authorized capital on the date of the beginning of the year	632 841 500 roubles, divided into 791 051 875 shares of nominal value 0,8 roubles each	2 373 155 625 roubles, divided into 791 051 875 shares of nominal value 3 roubles each	2 373 155 625 roubles, divided into 791 051 875 shares of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878 946 528 shares of nominal value 3 roubles each	2 934 394 836 roubles, divided into 978 131 612 shares of nominal value 3 roubles each	2 934 394 836 roubles, divided into 978 131 612 shares of nominal value 3 roubles each
Name of management body decided to change the amount of the authorized capital	General meeting of shareholders	General meeting of shareholders		General meeting of shareholders	General meeting of shareholders	
The date of making and No. of Protocol of meeting (conference) of the management body decided to change the amount of the authorized capital	Minute No. 2 of 01.08.2002	Minute No. 18 of 02.12.2003		Minute No.18 of 02.12.2003	Minute No.22 of 29.06.2005	
The amount of the authorized capital after each change	2 373 155 625 roubles, divided into 791 051 875 shares of nominal value 3 roubles each	2 373 155 625 roubles, divided into 791 051 875 shares of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878 946 528 shares of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878 946 528 shares of nominal value 3 roubles each	2 934 394 836 roubles, divided into 978 131 612 shares of nominal value 3 roubles each	

Registrar of the Company (since October 6, 2006)

Full and abbreviated name	Opened Joint Stock Company «R.O.S.T. Registrar», «R.O.S.T. Registrar» JSC
Location	18, Stromynka st., Moscow, 1079996, Russia, p/o box 9
Licence	Licence for register keeping activity № 10-000-1-00264 Issued: 03.12.2002

	Given by: Federal Financial Markets Service Validity: permanent
Other information	«R.O.S.T. Registrar» JSC provides Irkut Corporation with services concerns register keeping. There are services for registered persons: – Personal account keeping – Rewriting of the shares – Filling in information about operations blocking – Information services Prices are fixed in the Approved price list of the Register. The period of rewriting is 3 days.

The order of registration and transfer of property rights in securities of the Company:

Making changes in the Register including opening new personal accounts is in accordance with requirements by Regulations of keeping the Register of inscribed securities holders of 02.10.97 (Resolution of FCSM N 27).

In accordance with the Regulations of keeping the Register of inscribed securities, the Order of register and transfer of property rights in securities is as follows:

Putting in the Register records of transfer of property rights in securities:

The Registrar is obliged to put in the Register records of transfer of property rights in securities on presenting transfer order by a registered person, who transfers the securities, or a person, to the personal account of whom the securities shall be transferred, or an authorized representative of one of these persons and/or other documents provided by the Rules or the Regulations.

The Registrar has no right to demand of registered person to present other documents, except for those provided by the Rules and the Regulations.

If securities belong to a person on the basis of general share right, a transfer order shall be signed by all the participants of the general share property. If there is no such signatures, a power of attorney shall be presented, which was given by participants of the general share property to a person having signed a transfer order on behalf of them.

When making transactions with securities belonging to young (under-age) people, the order shall be signed by their official representatives: parents, adopters or guardians. Apart from that there shall be a written permit by guardianship and trusteeship bodies, which gives the right to make securities transactions belonging to under-age people.

After such under-age people have reached coming of age the Order shall be signed by the securities holder him/herself. In cases provided by the Russian legislation a written consent by legal representatives of the under-age person having reached fourteen shall be presented, which gives the right to make a transaction as well as a permit by guardianship and trusteeship bodies to give such consent by a legal representative.

Transfer of securities burdened with liabilities is made by a written consent by person in interests of whom the securities were burdened.

The Registrar puts records in the Register, which reflect transfer of property rights in securities, if:

all the documents necessary in accordance with the Rules and Regulations are presented;

all presented documents include all the information provided by the Rules and Regulations;

the quantity of securities indicated in the transfer order or in other document does not exceed the quantity of securities being registered on the personal account of registered person, who transfers the securities;

signatures of a registered person or his representative are checked in accordance with the Rules and Regulations;

person appealed to the Registrar pays for his services or guaranteed to pay for them in accordance with the price-list;

neither operation on the personal account of the registered person transferring securities is blocked.

Refusal to put a record in the Register is not allowed except for cases provided by the Rules and Regulation. In case of refusal to put a record in the Register, the Registrar not later than within five days since the date of presenting an order of putting a record in the Register, sends to the person appealed a notice of refusal to put a record, the reason to do so, and measures to be taken to eliminate causes preventing the procedure of putting a record in the Register.

Check of signature of the registered person on orders given to the Registrar is made by comparison of a signature of the registered person with its sample in the form of registration of this person kept by the Registrar.

If the Registrar does not have a sample of signature, the registered person shall come to him personally or to certify his signature by notary. Registered person has the right to certify authenticity of his/her signature by a stamp, or a signature of an officer of the Company. In such case authenticity of the signature is responsibility of the Company.

Documents necessary to put in the Register a record of transfer of property rights in securities on making a transaction

The Registrar puts in the Register a record of transfer of property rights in securities on making a transaction if the following documents are presented:

a transfer order (is passed on to the Registrar);

a document identifying personality (is presented to the Registrar);

an original or a copy certified by notary of the document certifying the right of authorized representative (is passed on to the Registrar);

a written consent of share property participants, in case of the right for share property in securities (is passed on to the Registrar);

securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of succession

The Registrar puts a record of transfer of property rights in securities as a result of succession in case the following documents are presented:

an original or a copy certified by notary of a succession right certificate (is passed on to the Registrar);

a document identifying personality (is presented to the Registrar);

an original or a copy certified by notary of a document certifying the right of authorized representative (is passed on to the Registrar);

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of a court decision

The Registrar puts a record of transfer of property rights in securities as a result of a court decision in case the following documents are presented:

a copy of the court decision come into force, certified by the court and accompanied by a court order (are passed on to the Registrar);

securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Information of auditors of the Company

Auditing financial and economic activities of the Company is in accordance with requirements by the Russian legislation.

Full name of enterprise: Closed Joint Stock Company "Gorislavtsev & Co. Audit"
Abbreviated name of enterprise: "Gorislavtsev & Co. Audit" CJSC
Location: 17/2, Bolshaya Nikitskaya St., Moscow, 103009, Russia
Phone/fax: (495) 255-50-53
E-mail: info@gorislavtsev.ru
Auditor license:

License No.: E 003461
Data of issue: 04.03.2003
Expires on: 04.03.2008
Issued by: Ministry of Finance of RF

"Gorislavtsev & Co. Audit" CJSC is to execute independent auditing of accounting and financial (accounting) reporting of the Company in accordance with requirements of the Russian legislation, on the basis of agreements being concluded in the course of 2004, 2005, 2006, 2007.

The Auditor of the Company carries out the check of financial and economic activity of the Company according to requirements of the legislation of the Russian Federation on the basis of the contract concluded between Company and Auditor.

On results of audit, the Auditor of the Company makes the conclusion where following information should be included:

Acknowledgement of reliability of the data containing in reports and other financial documents of the Company;

The information on the facts of infringement by the Company established by legal certificates of the Russian Federation of the order of conducting book keeping rules and representation of the financial reporting, and also legal certificates of the Russian Federation at realization by the Company its activity

According to Clause 12 of Federal law "Of auditing" No. 119-FZ of 07.02.2001, audit shall not be carried out in the following cases:

1) by auditors being founders (participants) of entities being audited, their heads, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

2) by auditors being closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants) of entities being audited, their officers, accountants and other persons bearing responsibility for accounting and financial reporting;

3) by audit firms, heads and officers of which are founders (participants) of audited entities, their officers, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

4) by audit firms heads or other officials of which are closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants of entities being audited, their officers, accountants or other officials bearing responsibility for accounting and financial (accounting) reporting;

5) by audit firms towards entities being audited, which are their founders (participants), towards subsidiaries, branches or representative officers of entities being audited as well as towards enterprises the founders of which are founders (participants) of such audit firm;

6) by audit firms and independent auditors who during three years directly preceding the auditing rendered services of reconstructing the accounting system, or of composing financial (accounting) reporting to natural or legal persons regarding these persons.

Above-mentioned Auditors are independent of the Company.

The main measures taken by the Company in order to reduce influence of above-mentioned factors is a procedure of thorough consideration of candidates for Auditor by the Board of directors of the Company as regards his/her independence of the Company.

Information of availability of substantial interests of the Auditor (or his officers), or the Company (or its officers):

- The Auditor has no shares in the authorized capital of the Company.
- The Auditor officers have no shares in the authorized capital of the Company.
- The Auditor (or his officers) was not given any loan
- There are no close business relations (participation in promotion of products (services) of the Company, participation in joint ventures etc) between the Company and the Auditor.
- There are no family ties between officials of the Company and officials of the Auditor.
- There is no officer of the Company being at the same time officers of the Auditor.

The method of Auditor's electing:

The Board of Directors nominates candidates and amount of payment for Auditor's services. The General shareholder meeting approves the Auditor.

The method of Auditor's payment determination:

The Auditor's payments should be based on contract basis. The General shareholders meeting approves limit for Auditor's payments. Total payments should be submitted between parties within the limit.

"Gorislavtsev and C" CJSC will make audit of Irkut activity in the Year 2007 in accordance with Agreement.

Deferred payment or delinquent payment for Auditor's services are absent.

Irkut doesn't pose special tasks.

Full name of enterprise: "KPMG" Closed Joint Stock Company
Abbreviated name of enterprise: "KPMG" CJSC
Location: Block C, 18, Krasnopresnenskaya naberejnaya, Moscow, Russia.
Phone: (495) 937-44-77
Fax: (495) 937-44-99
E-mail: moscow@kpmg.ru
Auditor license:
License No.: E 003330
Data of issue: 17.01.2003

Duration: 10 (ten) years
Issued by: Ministry of Finance of RF

The Auditor executes auditing of financial and economic activities of the Group (the Company together with its subsidiaries) in accordance with generally accepted in USA principles of accounting (US GAAP) on the basis of agreements concluded during 2002, 2003.

"KPMG" CJSC is to execute independent auditing of accounting and financial (accounting) reporting of the Company in accordance with requirements of the Russian legislation, on the basis of agreements being concluded in the course of 2004, 2005, 2006, 2007.

In order to sum up the results of financial and economic activities of the Group (the Company and its subsidiaries), Auditor of the Company makes a conclusion, which shall include the following information

- confirmation of authenticity of data represented by reports and other financial documents of the Group (the Company and its subsidiaries);
- information of cases of violation by the Group (the Company and its subsidiaries) of generally accepted in USA principles of accounting (US GAAP), or violation of rules of accounting or financial reporting representation.

The election of Auditor is made on the basis of tender among audit companies, participants of "Big four" of KPMG, Ernst&Young, PricewaterhouseCoopers, Deloitte&Touche. Main requirements to auditors: application of methodology of auditing of companies the activities of which are connected with state secret.

The Auditor's fees are determined on the basis of the scope of work as agreed upon by the parties.

Factors, which may influence on independence of the Auditor of the Company, and measures taken by the Company and the Auditor to reduce influence of such factors.

According to Clause 12 of Federal law "Of auditing" No. 119-FZ of 07.02.2001, audit shall not be carried out in the following cases:

1) by auditors being founders (participants) of entities being audited, their heads, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

2) by auditors being closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants) of entities being audited, their officers, accountants and other persons bearing responsibility for accounting and financial reporting;

3) by audit firms, heads and officers of which are founders (participants) of audited entities, their officers, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

4) by audit firms heads or other officials of which are closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants of entities being audited, their officers, accountants or other officials bearing responsibility for accounting and financial (accounting) reporting;

5) by audit firms towards entities being audited, which are their founders (participants), towards subsidiaries, branches or representative officers of entities being audited as well as towards enterprises the founders of which are founders (participants) of such audit firm;

6) by audit firms and independent auditors who during three years directly preceding the auditing rendered services of reconstructing the accounting system, or of composing financial (accounting) reporting to natural or legal persons regarding these persons.

Above-mentioned Auditors are independent of the Company.

The main measures taken by the Company in order to reduce influence of above-mentioned factors is a procedure of thorough consideration of candidates for Auditor by the Board of directors of the Company as regards his/her independence of the Company.

Information of availability of substantial interests of the Auditor (or his officers), or the Company (or its officers):

- The Auditor has no shares in the authorized capital of the Company.
- The Auditor officers have no shares in the authorized capital of the Company.
- The Auditor (or his officers) was not given any loan
- There is no close business relations (participation in promotion of products (services) of the Company, participation in joint ventures etc) between the Company and the Auditor.
- There are no family ties between officials of the Company and officials of the Auditor.
- There is no officer of the Company being at the same time officers of the Auditor.

Deffered payment or delinquent payment for Auditor's service are absent.

Irkut doesn't pose special tasks.

Information of the Appraiser of the Company

The Company didn't recruit the Appraiser.
Information on Chief accountant of the Company:

Surname: Smekhov
Name: Sergey
Patronymic: Konstantinovich
Date of birth: 1965
Position: Chief accountant of the Company
Phone: (495) 777-2101
Fax: (495) 777-2101
Place of residence (place of work): Bld1, 13 Novoalexeevskaya St., Moscow, 129626, Russia

Information of advisers of the Company

Financial adviser specialized in securities and rendering services of monitoring of disclosure of information by the Company (Client) in the securities market.

Full and abbreviated name of enterprise: Limited Liability Company "Finance company INVESTA", "FC INVESTA", LLC
Location: bld. 22, 32A, Khoroshevskoe shosse, Moscow, 123007 Russia
Phone: (495) 797-32-62, 232-11-49
Fax: (495) 797-32-62
Web-site in Internet: http://www.nomos.ru/ru/temp/consultant.htm
Broker license:

License No.: 077-08043-100000
Date of issue: 14.10.2004
Duration: Unlimited
Issued by: FCSM

Dealer license:

License No.: 077-08044-010000
Date of issue: 14.10.2004
Duration: unlimited
Issued by: FCSM

Services being rendered (having been rendered) by the financial adviser:

- audit of disclosed information of the Company for compliance with the Russian legislation;
- preparation comments on received documents which disclose Company's information;
- consulting in information disclosure in accordance with the Russian legislation.

Subsidiaries and dependants of the Company

1. Full name of enterprise: Non-governmental Pension Fund "IRKUT"
Abbreviated name of enterprise: NPF "IRKUT"
Location: 3, Novatorov str., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: pension insurance of Irkut Corporation employees
Significance to the Company: increase of Irkut Corporation employes social protectability.
The board of directors (supervisory board):

30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V.	1952	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Rozhkov A.A.	1949	0%	0%
4	Vasilenko S.I.	1956	0%	0%
5	Zuev A.P.	1955	0%	0%
Sole Executive body				
1	Zuev A.P.	1955	0%	0%

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V..	1952	0,000001%	0,000001%
2	Chichikov A.K.	1947	0,00013%	0,00013%
3	Rozhkov A.A.	1949	0,0037%	0,0037%
4	Vasilenko S.I.	1956	0,14%	0,14%
5	Zuev A.P.	1955	0%	0%
Sole Executive body				
1	Zuev A.P.	1955	0%	0%

Collegial Executive body – doesn't exist according to the Charter

2. Full name of enterprise: "BETA AIR" Closed Joint Stock Company
Abbreviated name of enterprise: "BETA AIR" CJSC
Location: 16, Schmidt St., Taganrog, Rostov region, 347922, Russia
Share of the Company in the authorized capital of the legal entity: 73,40%.
Share of ordinary stocks of the enterprise held by the Company: 73,40 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Marketing, distribution and after-sales service of Be-200 amphibian aircraft and its modifications.
Significance to the Company: Marketing, distribution and after-sales service of Be-200 amphibian aircraft and its modifications, which is a prospective product of the Irkut Corporation.
The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Eliseev D.A.	1969	0%	0%
2	Gurenko R.L.	1972	0%	0%
3	Kobzev V.A.	1949	0%	0%
4	Kuleshov A.A.	1960	0%	0%
5	Petsetakis M.K.	1949	0%	0%
6	Smekhov S.K.	1965	0%	0%
7	Shakun A.V.	1964	0%	0%
Sole Executive body				
1	Gurenko R.L.	1972	0%	0%

Collegial Executive body – doesn't exist according to the Charter

3. Full name of enterprise: "Intellecutal technologies of vehicle" Closed Joint Stock Company
Abbreviated name of enterprise: "Itela" CJSC
Location: 5, Pobedy boulevard, Rybinsk, Yaroslavl region, 152920, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Scientific research and designers' work in the sphere of aircraft instrument-making, in the sphere of distributing nets of data transmission, in the sphere of application of modern technologies in constructing and making high quality components.
Significance to the Company: Elaboration and production of sensors and systems of control and production of aircraft machinery.
The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Romanov I.V.	1962	0%	0%
2	Berverkhniy V.B.	1959	0%	0%
3	Morgin A.M.	1945	0%	0%
4	Chirikov V.L.	1950	0%	0%
Sole Executive body				
1	Kirechko M.V.	1968	0%	0%

Collegial Executive body – doesn't exist according to the Charter

4. Full name of enterprise: "Techservisavia" Closed Joint Stock Company
Abbreviated name of enterprise: "Techservisavia» CJSC
Location: Bld 1, 6, 1st Tverskaya-Yamskaya St., Moscow, 125047, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Design of aeroplanes
Significance to the Company: Elaboration and delivery of special industrial equipment for Su aircraft.
The board of directors (supervisory board):

30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V.	1952	0%	0%
2	Mikhaylova N.K.	1957	0%	0%
3	Rogozin A.D.	1946	0%	0%
Sole Executive body				
1	Rogozin A.D.	1946	0%	0%

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V.	1952	0,000001%	0,000001%
2	Mikhaylova N.K.	1957	0%	0%
3	Rogozin A.D.	1946	0%	0%
Sole Executive body				
1	Rogozin A.D.	1946	0%	0%

Collegial Executive body – doesn't exist according to the Charter

5. Full name of enterprise: "Hydroaviasalon" Closed Joint Stock Company
Abbreviated name of enterprise: "Hydroaviasalon" CJSC
Location: 3, Solnechnaya St., Gelendzhik, Krasnodar region, 353470, Russia
Share of the Company in the authorized capital of the legal entity: 30%.
Share of ordinary stocks of the enterprise held by the Company: 30 %.
Status of the enterprise: dependant
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Organizing and conducting aircraft exhibition in Gelendzhik town.
Significance to the Company: Organizing and conducting in Gelendzhik demonstration flights of Be-200 amphibian aircraft during exhibitions.

The Board of Directors – doesn't exist according to the Charter

Sole Executive body

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Konoplev V.N.	1951	0%	0%

Collegial Executive body – doesn't exist according to the Charter

6. Full name of enterprise: "Taganrog aviation scientific-technical complex named after Beriev" Open Joint Stock Company.
Abbreviated name of enterprise: "Beriev TANTK" JSC
Location: 1, Aviatorov sq., Taganrog, Rostov region, 347923, Russia
Share of the Company in the authorized capital of the legal entity: 54,20%.
Share of ordinary stocks of the enterprise held by the Company: 54,20 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: scientific research and experimental designers' work, testing, experimental production, inculcation in serial production, updating and modifying available samples of aircraft machinery, including amphibian: Be-12, Be-32, Be-103, Be-200; scientific and technical support of operation, author's monitoring.
Significance to the Company: experimental and designer's work, scientific and technical support of operation of aircraft machinery – Be-200 amphibian aircraft.
The board of directors (supervisory board):

30.06.2008, 31.03.2008, 31.12.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Ageev E.M.	1950	0%	0%
2	Eliseev D.A.	1969	0%	0%
3	Demchenko O.F.	1944	0%	0%
4	Konstantinova N.V.	1963	0%	0%
5	Kobzev V.A.	1949	0%	0%
6	Kovalkov V.V.	1952	0%	0%
7	Medvedev A.A.	1952	0%	0%
8	Prisyagnyuk V.S.	1947	0%	0%
9	Chirikov V.L.	1950	0%	0%
Sole Executive body				
1	Kobzev V.A.	1949	0%	0%
Collegial Executive body				
1	Kobzev V.A.	1949	0%	0%
2	Gorin A.S.	1973	0%	0%
3	Grigoriev V.N.	1949	0%	0%
4	Didenko V.V.	1953	0%	0%
5	Zaytsev B.I.	1937	0%	0%
6	Zdanevich V.V.	1963	0%	0%
7	Kachan V.N.	1945	0%	0%
8	Kobyzev G.P.	1961	0%	0%
9	Konstantinov E.P.	1947	0%	0%
10	Lavro N.A.	1950	0%	0%
11	Ponomarev V.F.	1945	0%	0%
12	Stepanov N.A.	1951	0%	0%
13	Strekoz V.B.	1968	0%	0%
14	Shakun A.V.	1964	0%	0%
15	Yavkin A.V.	1949	0%	0%

30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Ageev E.M.	1950	0%	0%
2	Eliseev D.A.	1969	0%	0%
3	Demchenko O.F.	1944	0%	0%
4	Konstantinova N.V.	1963	0%	0%
5	Kobzev V.A.	1949	0%	0%
6	Kovalkov V.V.	1952	0,000001%	0,000001%
7	Medvedev A.A.	1952	0%	0%
8	Prisyagnyuk V.S.	1947	0%	0%
9	Chirikov V.L.	1950	0%	0%
Sole Executive body				
1	Kobzev V.A.	1949	0%	0%

Collegial Executive body – doesn't exist according to the Charter

7. Full name of enterprise: "IRKUT AviaSTEP" Closed Joint Stock Company
Abbreviated name of enterprise: "IRKUT AviaSTEP" CJSC
Location: Bld.1, 68, Leningradskiy prospect, Moscow, 125315, Russia
Share of the Company in the authorized capital of the legal entity: 100%.
Share of ordinary stocks of the enterprise held by the Company: 100 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise

Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: scientific research and experimental designers' work and realization, support of operation after-sales service for aircraft and aerospace engineering.
Significance to the Company: scientific research and designers' work on tactic heavy aircraft (MTA) under Company's order.

The board of directors (supervisory board): doesn't exixt

Sole Executive body:

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sorokin I.V.	1960	0%	0%

Collegial Executive body – doesn't exist according to the Charter

8. Full name of enterprise: "Yakovlev Design Bureau" Open Joint Stock Company
Abbreviated name of enterprise: "Yakovlev OKB" JSC
Location: 68, Leningradsky prospect, Moscow, 125315, Russia
Share of the Company in the authorized capital of the legal entity: 75,46%
Share of ordinary stocks of the enterprise held by the Company: 85,82%.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: research and development work, preproduction, preparing to flying tests and emplementation of aircraft engineerint to serial production.
Significance to the Company: research and development work on umnammed aerial vehicles.
The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Demchenko O.F.	1944	0%	0%
2	Dolgenkov N.N.	1956	0%	0%
3	Eliseev D.A.	1969	0%	0%
4	Medvedev A.A.	1952	0%	0%
5	Pankov V.H.	1950	0%	0%
6	Popovich K.F.	1955	0%	0%
7	Chirikov V.L.	1950	0%	0%
Sole Executive body				
1	Demchenko O.F.	1944	0%	0%

Collective Executive body – doesn't exist according to the Charter

9. Full name of enterprise: "Printing office"IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Printing office"IRKUT" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: printing activity
Significance to the Company: printing services

The board of directors (supervisory board):

30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Roschupkin A.D.	1962	0%	0%
Sole Executive body				
1	Roschupkin A.D.	1962	0%	0%

31.03.2008, 31.12.2007, 31.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0,00013%	0,00013%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Roschupkin A.D.	1962	0%	0%
Sole Executive body				
1	Roschupkin A.D.	1962	0%	0%

Collegial Executive body – doesn't exist according to the Charter

10. Full name of enterprise: "IRKUT - TEKS" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - TEKS" LLC
Location: 3, Novatorov, Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 25%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: dependant
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: production of goods and home products, tourism and rest, equipment production (working clothes)
Significance to the Company: providing with production and technical production

30.06.2008, 31.03.2008

The board of directors (supervisory board) – doesn't exist

Sole Executive body:

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Borodavko S.N.	1953	0%	0%

Collegial Executive body – doesn't exist according to the Charter

31.12.2007, 30.09.2007

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V.	1952	0,000001%	0,000001%
2	Borodavko S.N.	1953	0%	0%
3	Frolov V.V.	1953	0%	0%
4	Malkova E.V.	1965	0,00012%	0,00012%

Sole Executive body

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Borodavko S.N.	1953	0%	0%

Collegial Executive body – doesn't exist according to the Charter

11. Full name of enterprise: "Network company "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Network company "IRKUT" LLC
Location: 28, Aviastroiteley St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: installation of technical equipment for buildings
Significance to the Company: installation of technical equipment for buildings, located on the "Irkutsk Aviation Plant" area.
The board of directors (supervisory board)

30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Zueva V.V.	1955	0%	0%
Sole Executive body				
1	Pugachev V.V.	1949	0%	0%

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0,00013%	0,00013%
3	Ivanova N.V.	1955	0%	0%

4	Maleeva E.S.	1963	0%	0%
5	Zueva V.V.	1955	0%	0%
Sole Executive body				
1	Pugachev V.V.	1949	0%	0%

Collegial Executive body – doesn't exist according to the Charter

12. Full name of enterprise: "IRKUT-TNP" Limited Liability Company
Abbreviated name of enterprise: "IRKUT-TNP" LLC
Location: 11, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: wholesale trade of nonfoods
Significance to the Company: consumer goods trade on the "Irkutsk Aviation Plant" area
The board of directors (supervisory board)

30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Shlychkova N.M.	1953	0%	0%

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0,00013%	0,00013%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Shlychkova N.M.	1953	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Shlychkova N.M.	1953	Irkutsk	0%	0%

Collegual Executive body – doesn't exist according to the Charter

13. Full name of enterprise: "IRKUT - REMSTROY" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - REMSTROY" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary

Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: construction works
Significance to the Company: construction works on the "Irkutsk Aviation Plant" area

The board of directors (supervisory board):
30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sergunov A.V.	1951	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Kushnarev I.O.	1953	0%	0%

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sergunov A.V.	1951	0%	0%
2	Chichikov A.K.	1947	0,00013%	0,00013%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Kushnarev I.O.	1953	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kushnarev I.O.	1960	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

14. Full name of enterprise: sport and health - improving centre "IRKUT - ZENIT" Limited Liability Company
Abbreviated name of enterprise: SHIC "IRKUT - ZENIT" LLC
Location: 4A, Aviastroiteley St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: organizing of sport, health – improving and culture events
Significance to the Company: healthy life-style and sport popularization, sports events organizing
The board of directors (supervisory board):

30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Kurulenko V.I.	1957	0%	0%

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0,00013%	0,00013%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Kurulenko V.I.	1957	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kurulenko V.I.	1957	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

15. Full name of enterprise: Sanatorium-preventorium "IRKUT" Limited Liability Company
Abbreviated name of enterprise: Sanatorium "IRKUT"LLC
Location: 6, Ukrainskaya St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: medical activity including before-doctor, ambulatory, sanatorium-preventorium and in-patient treatment and care
Significance to the Company: medical services
The Board of directors (supervisory board):

30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Zhigulin A.N.	1947	0%	0%

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0,00013%	0,00013%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Zhigulin A.N.	1947	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Zhigulin A.N.	1947	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

16. Full name of enterprise: "IRKUT - Avtotrance" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - Avtotrance" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: passenger land transport services
Significance to the Company: passenger land transport services

The board of director (supervisory board):

30.06.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Grunichev V.S.	1948	0%	0%

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0,00013%	0,00013%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Grunichev V.S.	1948	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Grunichev V.S.	1948	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

17. Full name of enterprise: "IRKUT – Stanko Service" Limited Liability Company
Abbreviated name of enterprise: "IRKUT – Stanko Service" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: metal-working machinery and woodworking equipment repairing; special optional equipment producing; spare parts producing; research and development services
Significance to the Company: preventive measures and repair services

The board of director (supervisory board):

30.06.2008, 31.03.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sergunov A.F.	1951	0%	0%
2	Vedernikov M.V.	1971	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Galiullin G.B.	1950	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Galiullin G.B.	1950	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

31.12.2007, 30.09.2007

Board of Directors – doesn't exist

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Galiullin G.B.	1950	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

18. Full name of enterprise: Non-profit company "Gagarin Culture centre"
Abbreviated name of enterprise: Gagarin Culture centre
Location: 6, Makarenko st., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%

Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: benefits of culture
Significance to the Company: Culture event organizing
Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Ermakova L.A.	1955	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

19. Full name of enterprise: Closed Joint Stock Company "Irkut Industry"
Abbreviated name of enterprise: "Irkut Industry" JSC
Location: bld. 1, 13, Novoalekseevskaya st., Moscow, 129626, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: aircraft marketing research
Significance to the Company: marketing researches of international aircraft components (consumption) market for loading production facilities.

The board of directors (supervisory board): doesn't exist according to the Charter.

Sole Executive body:

30.06.2008 – not elected

31.03.2008, 31.12.2007, 30.09.2007

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Dvoreckiy B.N.	1956	Moscow	0%	0%

Collegial Executive body – doesn't exist according to the Charter.

20. Full name of enterprise: "Energocentre "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Energocentre "IRKUT" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: production and selling of gas: oxygen, compressed air, nitrogen, acetylene, technologic cold
Significance to the Company: service of the process of production, service and repair of the inner electricity supply network of the Irkutsk Aviation Plant.
The board of director (supervisory board):

30.06.2008, 31.03.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sergunov A.F.	1951	0%	0%
2	Vedernikov M.V.	1971	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Bolsheshapov A.Y.	1951	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Bolsheshapov A.Y.	1951	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

31.12.2007, 30.09.2007

Board of Directors – doesn't exist

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Bolsheshapov A.Y.	1951	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

21. Full name of enterprise: "Beriev Irkut Seaplane SAS" Joint Stock Company (reductive type)
Abbreviated name of enterprise: "Beriev Irkut Seaplane SAS" JSC
Location: 6, Rue de Tul, 31000, Toulous, France, RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: certification of Be-200 in Europe; marketing and promotion of Be-200 in Europe and USA
Significance to the Company: getting the experience of international relations, development and expansion of foreign sales, using high qualified specialists in promotion of Company's product to the international market.
The board of directors (supervisory board) – doesn't exist according to the Charter.
Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Briand C.	1952	Toulouse (France)	0%	0%

Collegial Executive body – doesn't exist according to the Charter

22. Full name of enterprise: Limited Liability Company Hotel complex "Orion"
Abbreviated name of enterprise: LLC HC "Orion"
Location: 20A, Sibirskih partizanov str., 664020, Irkutsk, Russia
Share of the Company in the authorized capital of the legal entity: 100%

Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: hotel management, using tourist, sport, healthful and prophylactic offices.
Significance to the Company: hotel service for visitors of Irkutsk Aviation Plant – subsidiary of Irkut Corporation
The board of directors (supervisory board):

30.06.2008, 31.03.2008

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Chichikov A.K.	1947	0,00013%	0,00013%
2	Vedernikov M.V.	1971	0%	0%
3	Tertychny M.V.	1953	0%	0%
4	Ivanova N.V.	1955	0%	0%
5	Maleeva E.S.	1963	0%	0%
6	Zueva A.P.	1955	0%	0%

31.12.2007, 30.09.2007

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Chichikov A.K.	1947	0,00013%	0,00013%
2	Vedernikov M.V.	1971	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Zueva A.P.	1955	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Zueva A.P.	1955	Irkutsk	0%	0%

Collective Executive body – doesn't exist according to the Charter

23. Full name of enterprise: "EADS Irkut Seaplane SAS" Joint Stock Company (reductive type)
Abbreviated name of enterprise: "EADS Irkut Seaplane SAS" JSC
Location: 37 boulevard de Montmorency, Paris, 75016, France
Share of the Company in the authorized capital of the legal entity: 70%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: sales, marketing and technical support of Be-200 on the world market
Significance to the Company: getting the experience of international relations, development and expansion of foreign trade, using high-qualified specialists in promotion of Company's product to the international market

The Board of directore (supervisory board):

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Falke Y.	1964	Paris, France	0%	0%
2	Sautov V.N.	1954	Moscow	0%	0%
3	Kuleshov A.A.	1960	Moscow	0%	0%
4	Kobzev V.A.	1949	Taganrog	0%	0%
Sole Executive body					
1	Falke Y.	1964	Paris, France	0%	0%

Collegial Executive body – doesn't exist according to the Charter

Branches and representative offices of the Company

The Company has a branch at address: 3, Novatorov, Irkutsk 664020, Russia
Date of opening: 15.01.2004
Name of the Director: Kovalkov V.V. (till 14.01.2008)
Period of validity of the letter of attorney: 31.12.2007, 14.01.2008
Name of the Director: Veprev A.A. (since 15.01.2008)
Period of valididty of the letter of attorney: 31.12.2008

Name of branch:
- full in Russian: "Irkutsk Aviation Plant", branch of the Irkut Corporation in Irkutsk;
- abbreviation:
    - in Russian: IAZ;
    - in English: Branch of the Irkut Corporation - IAZ

The Company has a representative office located at address: 16, Schmidt St., Taganrog 347922, Russia
Date of opening: 25.06.2004
Name of the Director: Kobzev V.V.
Period of validity of the letter of attorney: 28.06.2008

II. Detailed information about the Company

1. Information on creation and development of the Company

Irkut Corporation has been created for an undetermined period of time. The Company has existed for more than 70 years.

Irkut Corporation is the leader among Russian enterprises specializing in production of civil and military aeromechanics.

Irkutsk Aviation Plant was created in accordance with Order No. 181 of USSR Main Administration of industry of People's commissariat on heavy engineering signed on March 28, 1932. The new plant was to supply aircrafts for Red Army divisions in the Far East. The plant was built in extremely short time; the commissioning took place on August 24, 1934.

The first aircraft produced at Irkutsk plant was I-14, which was levitated in 1935. In 1936 serial output of fast-speed bomber aircraft SB began.

Since 1936 Irkutsk plant performed serial production of airplanes of almost all Soviet development design offices (DDO) - I-14, SB, Pe-2, Pe-3, Il-4, Er-2, Tu-2, Tu-14, Il-28, An-12, Yak-28, An-24T, MiG-23UB, MiG-27, Su-27UB and Su-30.

In autumn of 1937 first airplanes SB were supplied to China. Since then airplanes produced in Irkutsk have been exported to more than 20 countries of the world.

During the Second World War Irkutsk plant in a very short time began serial production of dive-bombers Pe-2, long-distance pursuit planes Pe-3, heavy bombardment aircrafts Il-4 and Er-2, the first pilot item of long-distance bombardment aircraft Il-6 was produced.

After the war the plant began manufacturing of a series of jet-driven torpedo bombers Tu-14. From 1953 till 1956 the plant produced jet-driven front-line bombers Il-28. In 1957 serial production of heavy military transport planes An-12 began.

Since 1960 the enterprise produced supersonic aircrafts Yak-28 and its basic modifications for 11 years. From 1970 till 1978 the plant manufactured the first in the world serial supersonic two-seater training airplane with variable foil geometry MiG-23UB. Bomber aircrafts MiG-27-K and fighter bombers MiG-27M have been made at Irkutsk plant.

In 1986 the production of pursuit plane of the fourth generation Su-27UB began. This model was the basis for development of airborne interceptor Su-30 and multi-mission fighter Su-30MKI.

In late 1980's implementation of CAD took place at the plant; it allowed to make the production technology level much higher. Nowadays modern systems for design of technical processes of semifinishing and stamping shop, mechanical assembly production, thermal and assembly productions have been implemented at the plant.

The new stage in the history of the Company started on October 13, 1992 when the enterprise was reorganized into an open joint-stock company and registered as JSC "Irkutsk aircraft production association".

Alteration of the pattern of ownership attracted private investments necessary for development of the own scientific and technical base, reconstruction and equipment of the primary production. Simultaneously the Company solved the task of diversification of the product line. In 1992 works dealing with amphibious aircraft Be-200 project began.

High qualification of staff, modern scientific and production base ensure high quality of the Company products. In 1997 JSC "Irkutsk aircraft production association" became the first Russian enterprise of aircraft industry, which received the certificate of conformity of the quality system to international standards ISO 9002.

December 19, 2002 the shareholders' general meeting made resolution on renaming JSC "Irkutsk aircraft production association" into Joint Stock Company "Scientitfic and Production Corporation "Irkut".

At present Corporation "Irkut" is one of the main manufacturers of pursuit planes of Su family and provides 20% of RF arms exports.

The Corporation supplies to the world market two-seater training and battle pursuit plane Su-27UBK, two-seater multi-mission pursuit plane Su-30MKI, and multi-mission military plane Su-30KN.

Realizing the strategy of diversified growth the Company develops its own projects in the field of civil aircraft construction. The main civil projects are: multi-mission jet-driven amphibious aircraft Be-200, lightweight flight vehicle Gyroplane-002, multi-mission civil transport plane IRTS (MTA).

Nowadays the Company is a vertically integrated holding providing design, manufacturing, sales and after-sale service of civil and military aeronautical engineering. The Company includes "BETA AIR" JSC, "Beriev Aircraft Company" JSC, "ITELA" CJSC, "IRKUT AviaSPET" CJSC, Techservisavia" CJSC, "Hydroaviasalon" LLC, "Yakovlev Design Bureau" JSC.

The main purpose of the Company activities is satisfying market demand in aeronautical engineering, satisfaction of social needs for goods and services. The Company Mission is preservation and development of Russian civil and military aircraft industry.

2. Risk Factors

2.1. Risks relating to the Company

Risks associated with the Company's activity

The Company's principal activity is the production of military aircraft. Consequently, the Company's financial position is dependent on the global demand for weapons and military equipment. This demand is affected by factors such as the international political situation, the balance of power between the purchasers of military aircraft and individual countries' budgets for national expenditure.

Deterioration of political relations between Russia and the countries to which the Company exports its products may, in some circumstances such as the imposition of sanctions, prevent the Company from receiving outstanding payments under its existing sales contracts or entering into new sales contracts which may result in the Company's results of operations and business prospects being adversely affected.

Risks associated with restrictions on access to information about the Company

The operations of the Company and its subsidiaries and affiliates related to the construction and sale of military aircraft are subject to the Federal Law of 21 July 1993 No. 5485-1 "On State Secrets", as amended (the "Law on State Secrets"). Access to certain information about the Company, its subsidiaries and affiliates may only be granted to organisations and individuals that hold security licences and the appropriate form of clearance.

Dependence on major suppliers

Although the Company has more than 2,000 suppliers of raw materials and components, the Company is dependent on a small number of suppliers for components that are crucial for production of its aircraft, such as JSC Verkhnesaldinskoye Iron & Steel Production Association ("VSMPO") for rolled titanium, JSC "Ufa Engine Industrial Association" ("UMPO") and State Research and Production Centre Moscow Machine Production Plant "Salut" ("Salut") for engines and Zvezda for ejection seats. In the event one or more of the Company's suppliers fails to fulfill its or their obligations for any reason, the Company may find it difficult to meet its own deadlines for production and delivery of aircraft. If the Company is unable to find an alternative supplier, or any supplier is either unable to manufacture additional products in time or at all, this may have a material adverse effect on the Company's business.

Technological risks

As an industry, which requires the use of, advanced technology to remain competitive, aircraft manufacturers have to make investments in research and development and modernize and upgrade production facilities frequently. The reduction in Russian state budget expenditure and the economic problems in Russia during the 1990s had a negative impact on the level of the Russian Government's investments in the Russian aviation industry in general and in the Company in particular. Following its privatisation in 1992, the Company began to attract additional financing from third parties in the private sector. Failure by the Company either to generate sufficient cash flows from operations to finance research and development activity on a regular basis or to attract external funding may adversely effect its competitiveness and, as a result, business in general.

Export controls and other regulations

The export market is a significant market for the Company. However, many of the products the Company designs and manufacturers for military use are considered to be of national strategic interest. Consequently, the export of such products outside of the Russian market is restricted and subject to licensing and export controls. There can be no assurance that the export controls to which the Company is subject will not become more restrictive, that new generations of the Company's products will not also be subject to similar or more stringent controls or that geopolitical factors will not make it impossible to obtain export licences for one or more clients. Reduced access to military export markets may have a material adverse effect on the Company's financial position and results of operations.

The Company is also subject to a variety of other governmental regulations which may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, the Company's ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Risks associated with the role of Rosoboronexport in contracting

Exports of the Company's military equipment are conducted through Rosoboronexport, which contracts for exports of military equipment on behalf of Russian companies that do not have a license for export of such equipment. Consequently, Rosoboronexport is the payment counterpart to which the Company is exposed rather than the ultimate purchaser of the Company's aircraft. Due to its position as the exporter of the majority of Russia's military equipment, Rosoboronexport has control over conclusion of contracts for export of military equipment.

Risks associated with state regulation and the possibility of increasing state control of industry

The principal activity of the Company is the production of military and dual-use aircraft, a large proportion of which are exported. There are a number of Russian federal laws and regulations that regulate business activity in this field. These regulations provide Russian government bodies with extensive authority to control and regulate the activity of companies that export military equipment. Any increase of state control or intervention into the business activities of companies engaged in the export of military equipment may have an adverse effect on the Company's business or results of operation.

There can be no assurance that the export controls to which the Company is subject will not become more restrictive, new generations of the Company's products will not also be subject to similar or more stringent controls or political factors will not make it more difficult or impossible to export aircraft for one or more customers. Reduced access to military export markets may have an adverse effect on the Company's business or results of operation.

Availability of Russian state funding

Whilst the Company and its principal competitors in Russia may benefit from Russian state funding of product development, since the early 1990s the amount of Russian state spending has declined. No assurances can be given that such funding will continue to be made available. Currently, the Company does not receive any Russian state funding except for financing for the maintenance of mobilisation and certain social assets. A decrease in the level of Russian state funding which the Company may receive for product development may have a material adverse effect on the Company's business and results of operations.

Product liability and warranty claims

The Group designs, develops and produces a number of high profile products of large individual value. The Company is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. Currently the Company does not have any product liability insurance. No assurances can be given that claims will not arise in the future or that any potential insurance cover, which the Company may have, will be adequate.

Environment risks

The production of aircraft has an inevitable impact on the environment and the Company is engaged in various operations aimed at reducing such impact. Any significant environmental damage at the Company's production facilities may have a material adverse effect on the Company's business and results of operations.

Production capacity constraints

The Company has held preliminary discussions with other Russian aircraft manufacturers with a view to entering into production sharing arrangements pursuant to which the preliminary stages of the production process would be performed at the production facilities of such other producers whilst some of the final assembly process currently performed at those production facilities would be transferred to the Company's Irkutsk plant. In addition, the Company has held preliminary discussions regarding the possibility of acquiring or leasing capacity from Russian state-owned aircraft production plants for the production of the Company's orders.

If the level of the Company's order book were to increase significantly the Company is not successful in entering into production sharing agreements or in acquiring or leasing additional capacity, the Company may not have sufficient capacity at the Irkutsk plant to process all of its orders in a timely manner. If this happens, the Company's business and results of operations may be materially adversely affected.

Foreign exchange rates fluctuations

A substantial part of the Company's revenues are denominated in US dollars while the Company's costs are denominated in roubles. Although approximately 60% of these costs are tied to the US dollar, changes in rouble inflation and exchange rates may significantly affect the results of the Company's performance.

Ownership risks due to privatisation legislation

The Company and a number of its subsidiaries and affiliates are Russian privatized companies. To the extent that Russian privatization laws have been vague, inconsistent or in conflict with other laws, including conflicts between federal and regional privatization laws, many Russian privatizations are arguably deficient and therefore vulnerable to challenge. For example, a series of Presidential decrees issued in 1991 and 1992 granted to the Moscow City Government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the Presidential decrees addressed issues that were the subject of federal law. In addition, the Russian Government recently cancelled the results of a 1993 tender in respect of the "Sakhalin-3" project. The right to develop the project's major oil field was originally held by Exxon Mobil and Chevron Texaco based on the results of the tender in 1993. There have also been suggestions in the press that the Russian Government may examine the legality of the privatization of certain large oil and gas companies. In the event that the Company or any of its subsidiaries or affiliates which is a privatized company is subject to a claim that it has been improperly privatized and is unable to defeat such claim, the shareholders of the Company may lose their rights to the Shares and the Company and its subsidiaries or affiliates may lose their respective rights to their assets and their respective privatized subsidiaries or affiliates, which could materially affect the Company's production capacity, market share and results of operations.

Any non-Russian judgments or arbitral awards that investors may obtain against the Company may not be enforceable in Russia and investors may have limited recourse against the Company and its directors or officers

All of the directors and the executive officers of the Company reside in Russia. Substantially all of the Company's assets and the assets of such persons are located in Russia. As a result, investors may not be able to effect service of process on, or obtain or enforce a court judgment or arbitral award against, the Company, its subsidiaries and affiliates or their officers and directors in jurisdictions outside of Russia. In addition, there is no treaty between Russia and the United Kingdom on mutual recognition and enforcement of court judgments, including actions based on civil liability provisions of English financial services law. Investors may not be able to obtain or enforce foreign court judgments or arbitral awards against the Company, its subsidiaries and affiliates or their respective officers and directors on any basis. These limitations may deprive investors of effective legal recourse for claims related to their investment in the Shares.

Limitations on foreign companies investing in the Russian military industry companies

Federal Law No. 10-FZ "On State Regulation of the Aviation Industry" dated 8 January 1998 provides that foreign participation in the share capital of Russian aviation companies must be less than 25% and that members of the management bodies of such companies must be Russian nationals. These restrictions are drafted as relating to the participation level upon incorporation of a company and it remains unclear whether they apply to companies, such as the Company, which were incorporated before the law's effectiveness. However, Federal Law No. 128-FZ "On Licensing of Certain Activities" dated 8 August 2001 and the Decree No. 346 dated 27 May 2002 extend these restrictions to all Russian aviation companies by making compliance with these limitations a requirement for the issuance and use of licenses for designing, manufacturing, servicing and testing of aircraft. The limitation on foreign companies investing in Russian military companies may have a negative impact on the Company's ability to access international capital markets and, in turn, negatively impact the Company's results of operations. Moreover, it is unclear whether these requirements also apply if the 25% limitation on foreign ownership is exceeded by virtue of secondary sales by Russian shareholders to foreign persons. A substantial amount of the Company's shares are held through nominee holders, which makes it difficult to monitor the level of foreign participation. Should foreign participation increase above the prescribed maximum level, which may happen outside of the Company's control, there is a risk that this may result in some or all of the Company's licenses being suspended or invalidated. Should this happen, the Company may be unable to engage in some or all of its core activities and the Company's business and results of operations may be materially adversely affected.

2.2. Risks associated with the Russian Federation

Political and social risks

Currently the Russian Federation is undergoing a substantial political and economic transformation. The changes began with the collapse of the USSR and continue now. They are seen in the reform of government agencies and transition from a centrally controlled command economy under communist regime to a pluralist market-orientated democracy. These changes aim at creation of liberal social-democratic government, free goods and capital markets, fair competition and optimal conditions for entrepreneur activity. However, considering the current state of political and social spheres there remains a risk that the reforms may be discontinued, which will adversely affect the value of foreign investments in Russia, including the trading price of the Shares.

One of the political risk factors is the relatively unstable legal regime of the Russian Government that exercises control over executive power and has the right of issuing mandatory regulations. The value of investments in Russia could be reduced and the prospects of the Company could be harmed if governmental instability recurs or if reform policies are reversed.

The Russian Federation is a federal state, which consists of 89 political units. The delineation of authority among the constituent entities of the Russian Federation and federal government authorities is often uncertain and at times contested. Lack of consensus between the Russian Government and regional authorities often results in the enactment of conflicting legislation at various levels, and may result in political instability. The lack of consensus may have negative economic effect on the Company and the trading price of the Shares.

In addition, ethnic, religious, historical and other differences have occasionally given rise to tensions and, in certain cases, military conflicts. Russian military forces have been engaged in operations in Chechnya in the recent past and continue to maintain a presence there. The political situation in Chechnya has severely disrupted normal economic activity within the republic and the economies of the neighbouring regions. The spread of terrorist activity, such as the hostage crisis at a Moscow theatre in 2002, explosions in Kislovodsk and Moscow in December 2003 and the explosion on a Moscow metro train in February 2004, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some part of or throughout the Russian Federation. These events could have a material adverse effect on the investment environment in the Russian Federation.

Social conditions in the Russian Federation are also unstable. The failure of some Russian companies to pay full salaries on a regular and timely basis, the failure of salaries and benefits to keep pace with the increasing cost of living and the discrepancy between levels of income and social stratification may lead to future labour and social unrest. This may have political, social and economic consequences, such as increase of support for renewal of centralized authority, increased nationalism with restrictions on foreign involvement in the Russian economy and increased violence, any of which could have a material adverse effect on the Company's business.

The political and economic changes in Russia since early 1990 have resulted in reduced policing of society and increased lawlessness. Reportedly, organized criminal activity has increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers. Property crime in large cities has also increased substantially. In addition, the Russian and international press have reported high levels of corruption in Russia and other countries of the Commonwealth of Independent States (the "CIS"), including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further the interests of the government and individual officials. Additionally, published reports indicate that a significant number of Russian media outlets regularly publish biased articles in return for payment. The operations of the Company could be adversely affected by illegal activities of third parties, corruption or claims implicating the Company in illegal activities, which could in turn materially adversely affect the trading price of the Shares.

The Russian Government's recent investigation into the privatization of, and the tax schemes used by, JSC "NK "Yukos" has caused comments in the international press that recent economic reforms may be overturned. While the Russian Government has indicated that the case against Yukos is in respect of specific incidents of fraud and tax evasion, in the event that similar cases are brought against Russian companies, it could have a material adverse effect on the investment environment in the Russian Federation.

If the current or future authorities in Russia were to apply significant pressure on the Company and its major shareholders, it could have serious adverse effects on the operations and financial results of the Company. Such effects could include, but would not be limited to, the inability of the board of directors to act independently from external pressure and the distraction of management from the day-to-day operations of the Company.

Economic risks

Simultaneously with the enactment of political reforms, the Russian Government has been attempting to implement policies of economic reform and stabilization. These policies have involved liberalizing prices, reducing budget expenditures and subsidies, privatizing state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment.

After an initial post reform period, the Russian economy was characterized by declining industrial production, significant inflation, a managed but unstable currency, rising unemployment and underemployment, high government debt relative to gross domestic product, high levels of corporate insolvency with little recourse to restructuring or liquidation in bankruptcy proceedings, a weak banking system providing limited liquidity to Russian enterprises, widespread tax evasion, high levels of corruption, the penetration of organized crime into the economy, and the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to downturns. The events and aftermath of 17 August 1998—the Russian Government's default on its short-term rouble-denominated treasury bills and other securities, the abandonment by the Central Bank of the rouble currency band and efforts to maintain the rouble/US dollar rate within the Central Bank's specified currency band and the temporary moratorium on certain hard-currency payments to foreign counterparties—led to a severe devaluation of the rouble, a sharp increase in the rate of inflation, a significant decrease in the credibility of the country's banking system with western financial institutions, significant defaults on hard currency obligations, a dramatic decline in the prices of Russian debt and equity securities, and an inability to raise funds on international capital markets. While the Russian economy has improved in a number of respects since 1998, there can be no assurance that these recent positive trends in the Russian economy will continue or will not be reversed.

Over the past four years, the Russian Federation has experienced economic growth and improved economic stability in certain sectors. However, a large volume of borrowings by Russian companies both on the domestic and foreign markets in the last few years may result in borrowers being unable to pay off their debts in the event of economic downfall. As the majority of assets of many Russian banks consist of debt obligations of Russian borrowers, a multitude of defaults may lead to the collapse of the banking system and a similar crisis to the one in 1998. Even though the Government enacted successful measures for stabilizing the banking sector, there can be no assurance that these recent positive trends will continue or will not be reversed. Furthermore, there can be no assurance that economic growth will continue in the future. The Russian legal system, in particular with respect to bankruptcy proceedings, remains underdeveloped. Tax evasion, extensive impoverishment and the proliferation of organized crime continue to plague the Russian economy.

Although economic conditions in the Russian Federation have improved in the last three years, the prospect still exists of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of the Russian economy. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that the Russian Federation will remain receptive to foreign trade and investment, or that the Russian economy will improve.

Russia's physical infrastructure

The physical infrastructure of the Russian Federation largely dates back to Soviet times and has not been adequately funded and maintained over the past decades. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. Road conditions in the Russian Federation are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. This could directly or indirectly have a material adverse effect on the Company.

Dependence on high oil and gas prices

As the Russian Federation produces and exports large amounts of oil and gas, the Russian economy is particularly vulnerable to the price of such commodities on the world markets. While oil and gas prices have remained high over the last few years, there can be no assurance that this trend will continue. In particular, it is not possible to assess the impact that large scale production and export of oil from Iraq will have on oil prices. Any decline in the oil and gas prices may slow or disrupt the Russian economy, limit the Russian companies' access to capital and have a material adverse effect on the business, financial condition and prospects of the Company.

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation could adversely affect the operational activity of the Company

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation (particularly amongst medium to small Russian banks) could adversely affect the operational activity of the Company. Russian banking and other financial systems are still in a state of transition when compared with the banking and other financial systems of other developed countries and the Russian banking system is, on occasion, subject to inconsistent application of regulation and supervision. The Company's policy is to mitigate bank counterparty risk by working with a limited number of the larger Russian banks.

Taxation risks

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Historically, the system of tax collection has been relatively ineffective, resulting in the imposition of new taxes in an attempt to increase government revenues. However, the Russian Government has initiated reforms of the tax system that have resulted in some improvement in the tax climate.

Russian tax laws, regulations and court practices are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. In addition, tax laws are unclear with respect to the deductibility of certain expenses. This uncertainty could possibly expose the Company to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden.

In addition, the provisions of the Russian Tax Code relating to transfer pricing became effective in the Russian Federation on 1 January 1999. These provisions allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of transactions between Russian and non-Russian entities (whether or not related) if the relevant transaction price differs from the market price by more than 20%. Special rules apply to securities transactions. To date, there has been little formal guidance as to how these rules will be applied as a matter of Russian law or court practice. If the tax authorities imposed on the Company significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on the Company's financial condition.

The Russian Government may introduce additional revenue raising measures. Although it is unclear how these measures will operate, their introduction may affect the Company's overall tax efficiency and may result in significant additional taxes becoming payable. Although the Company will undertake to minimize such exposures with effective tax planning, it cannot offer any assurance that additional tax exposure will not arise in the future. Additional tax exposure could cause its financial results to suffer.

Legal risks

Russia is still developing the legal framework required by a market economy.

The recent nature of much of Russia's legislation and the rapid evolution of the Russian legal system place the enforceability and the constitutionality of Russian laws in doubt and result in many ambiguities and inconsistencies. In addition, Russian laws often leave substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are the following:

- since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Constitution, the 1995 Civil Code and other federal laws and by decrees, orders and regulations issued by the President, the Government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms often overlap or contradict one another;
- limited judicial and administrative guidance on interpreting Russian legislation;

- relative inexperience of judges in interpreting Russian legislation;
- high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

Any of these factors could affect the Company's ability to enforce its contractual or statutory rights, or to defend itself against claims by third parties.

Shareholder liability under Russian legislation could cause the Company to become liable for the obligations of its subsidiaries

The Civil Code, the Joint Stock Companies Law and the Federal Law of 8 February 1998 No. 14-FZ on Limited Liability Companies, as amended, generally provide that shareholders in a Russian joint stock company or participants in a limited liability company are not liable for the obligations of the company or limited liability company and bear only the risk of loss of their investment. However, an exception to this rule applies one entity (the "effective parent") is capable of determining decisions of another entity (the "effective subsidiary").

Under certain circumstances and upon a court decision the effective parent may have joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the effective parent. Accordingly, in the Company's position as the effective parent of the subsidiaries in which it owns, directly or indirectly, more than 50% of the charter capital or whose decisions the Company is capable of determining, the Company could be liable for their debts. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy or joint and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in carrying out mandatory directions of the Company, could materially adversely affect the Company.

3. The Company works in the following fields:

35.30.3 – Production of helicopters, aero planes and other flight vehicles
28.75.12 – Manufacturing of cooking, kitchen and household utensils, except cutlery, and their parts of iron, copper and aluminum
28.61 – Manufacturing of blade tools and cutlery
28.11 – Manufacturing of constructional metalwork
28.62 – Tool production
51.70 – Other wholesale trade
52.63 – Other retail trade outside shops
63.12 – Storage and warehousing
29.12.1 – Manufacturing of hydraulic and pneumatic power units and engines
22.22 – Polygraphist activity not included in other groups
74.40 – Advertising activity
55.23 – Work of other places of staying
55.23.1 – Work of children's camps on vacations
55.23.2 – Work of recreation and rest houses, etc
74.15 – Work on management of financial and industial groups and holding companies
74.15.1 – Work on management of financial and industrial groups
74.15.2 – Work on management of holding companies

4. Core economic activities of the Company

The core economic activity of the Company is production of aeronautical engineering.

The prevailing and priority economic activity of the Company is production of military aeronautical engineering.

Share	2001	2002	2003	2004	2005	2006	2007	2d Q 2008
Share of the Company revenue from the core economic activity	100%	100%	100%	100%	100%	100%	100%	100%
Share of the revenue from production of military aeronautical	93,1%	94,36%	94,4%	92,3%	93,62%	95,17%	98,04%	87,44%

engineering in total revenue of the Company								

Irkut Corporation performs deliveries of military aeronautical engineering to India. Revenues from these deliveries constitute more than 60 % of total revenue of the Company.

5. Products and services

The Company's revenues are generated from the following primary activities:

• the design, development, production, servicing and maintenance and modernization of military aircraft; and

• the design, development and production of civil and dual-use aircraft and related components.

Military products and services

The Company is one of Russia's leading arms exporters and accounted for more than 20% of the total value of Russia's arms exports.

The Company's main activities in the military sector include:

• the production of Su-30MKI multirole fighters;

• the production and upgrade of Su-30KN and Su-27UBK training and combat fighters;

• the development, production and integration of control systems to enable the modernisation of various military fighters.

Su-30MKI

The Su-30MKI fighter aircraft is a "fourth plus" generation two-seat multirole supersonic fighter and the first aircraft put into serial production that is equipped with a thrust vectoring control system in combination with digital fly-by-wire technology which make the plane highly manoeuverable. Aided by advanced avionics and components, the aircraft is able to perform a wide variety of missions in all weather conditions and in a severe jamming environment, both during the day and at night. Dual flight control systems also enable the Su-30MKI to be used for flight and combat training. The plane's operational capabilities are enhanced by modern phased array radar. The Su-30MKI is designed for operating at a wide range of altitudes and speeds, varying from counter-air tasks, such as air superiority, air defence, air patrol and escort, to counter-land and counter-sea tasks, such as the suppression of hostile air defence, air interdiction and close air support. The maximum combat load of the Su-30MKI is eight tons and its weapons suite comprises various air-to-air and air-to-surface weaponry. The flight range of the Su-30MKI without refueling is 3,000 kilometres.

Su-27UB and Su-27UBK

The Su-27UB two-seat combat trainer is a substantially modified and updated version of the original Su-27 which was designed in the mid-1980s by Sukhoi Design Bureau. In addition to its training capability, the Su-27UB can perform a wide variety of combat missions. The aircraft uses a fly-by-wire control system, incorporates advanced avionics and has two turbojet engines capable of operating at a wide range of altitudes and speeds.

The Su-27UB designation is for the Russian version of the fighter and the Su-27UBK designation is for the export version which incorporates modified avionics. Su-27UBK produced by the Company have been exported to China, Vietnam, Ethiopia, Belarus, Ukraine, Uzbekistan and Kazakhstan. The Company does not currently have any orders for Su-27UB or Su-27UBK in its order book.

Instrument design and production

Upgrade of military aircraft the Company designs, produces and installs control systems capable of use in a variety of land-based, airborne and marine platforms to upgrade older models reaching the end of their product life. In conjunction with its subsidiary, Russian Avionics Design Bureau, the Company has developed a standardised equipment set for weapons control systems, designated as the SUV-30K, using a variety of sensors and computing devices. The SUV-30K set is certified for use with the upgraded Su-30KN multirole fighter and can be used to upgrade all members of the Su-27UB and Su-30 aircraft families and, in a modified configuration, to upgrade MiG-29, L-39 and Yak-130 aircraft. The Company is continuing to develop a standardised equipment package with the aim of creating a new product 59 designated as the SUV-30FK, which will offer extended functions, a glass cockpit and phased array radar.

In addition, the Company has developed a modernisation programme for the Su-27UB and Su-30K aircraft which upgrades their air-to-surface and air-to-air capabilities. Through the use of updated on-board equipment, the upgraded aircraft are capable of employing high-precision missiles, as well as guided aerial bombs, against ground and sea targets round-the-clock and in all weather conditions.

The improvements to the planes include the extension of the detection range of ground and sea surface targets by up to 400 kilometres, enhanced terrain mapping capability enabling improved performance at low altitudes and enhanced transmissions of aircraft movement data and detected target coordinates to, and communications with, ground, sea or air command centres.

The modernised aircraft are designated as the Su-27UBM and the Su-30KN, respectively. The modernisation programme allows airforces equipped with the Su-27UB and the Su-30K aircraft to increase significantly their combat potential without acquiring new aircraft. The operation of the upgraded aircraft does not require additional training of pilots or maintenance personnel, and new equipment does not require any additional maintenance.

Civil and dual-use products and services

The Company's main activities in the civil and dual-use aviation sector include:

• the development, production and after-sales support of the Be-200 amphibian;

• the development, in conjunction with Ilyushin Aviation Corporation and Hindustan Aeronautics Limited, of a multi-role transport aircraft;

• the development and production of unmanned aerial vehicles or ''UAVs'';

• the development and production of the A-002 gyroplane;

• the production of components for Airbus; and the development, in conjunction with Ilyushin Aviation Complex and Yakovlev Design Bureau, of a short to medium range passenger jet.

Be-200

Based on the design of the A-40 ''Albatross'', the Be-200 is a multi-purpose amphibious plane, with a pressurised cargo cabin 17 metres long, 2.6 metres high and 9 metres wide. The engines are mounted on pylons above and behind the trailing edge of the wing, with spray deflectors placed on both sides of the hull, so as to keep them away from the water spray on takeoff and landings.

With a maximum cruising speed of 700 kilometres per hour and a maximum range of 3,300 kilometres, the Be-200's flight performance is comparable to that of similar land-based aircraft. However, unlike conventional planes, the Be-200 operates equally well from land and water. The Be-200 can be operated from paved runways in excess of 1,800 metres in length, as well as from any water surface longer than 2,300 metres, including reservoirs, lakes, rivers and seas with a minimum depth of 2,5 metres and maximum wave height of 1,2 metres. The Be-200 holds 24 world records registered by the Federation Aeronautique Internationale. 60

The maiden flight of the Be-200 took place in September 1998. The Be-200 was granted certification for fire-fighting in August 2001 and it achieved certification to operate as a transport plane, for search and rescue missions and for other uses in December 2003.

The Be-200 is available in six configurations designed for fire-fighting, search and rescue and transport missions. In its basic configuration, the Be-200 is designed for fire-fighting with eight water tanks with separate doors located in the floor under the pressurised cargo cabin. The Be-200 can carry a payload of up to 12 tons of water which can be pumped into the tanks at an airfield within four minutes. Alternatively the Be-200 can scoop up to 12 tons of water within 14 seconds while gliding on the water's surface at a speed of between 150 kilometres per hour and 190 kilometres per hour. In addition, up to 1.2 tons of fire-retarding chemicals may be loaded into six auxiliary tanks to be added to the water to enhance the Be-200's fire-fighting capability. The water and chemicals can be dropped in a single salvo or in sequences, enhancing operational flexibility. Taking off from an airfield 100 kilometres from a fire and scooping up water from a body of water 10 kilometres from the fire, the Be-200 is capable of delivering up to 270 tons of water at a fire site without refuelling.

Unmanned aerial vehicles or ''UAVs''

In 2002, the Company initiated a programme to develop a multipurpose UAV system, complete with a ground control system and support equipment, capable of carrying cameras, sensors, communications equipment or other payloads for use in intelligence, reconnaissance or surveillance or target acquisition roles.

A-002 gyroplane

The A-002 gyroplane is a project developed by the Company's internal design bureau and is designed for patrolling, passenger and light cargo transportation, as well as search and rescue operations, ambulance and technical services and weather reconnaissance. The prototype received test certification in 1996 and production started in 2002.

6. Sales system

The Company is not entitled to export military production in its discretion. The export of military production is performed with the help of federal intermediate party Federal state unitary enterprise "Rosoboronexport". The Company executes the supplies in the territory of Russia independently.

Product shipment is executed by large consignments as a rule in the 3rd or 4th quarter of the year. The products are delivered both completely assembled and equipped; in this case they are delivered by the customers in self-propelled mode, or in dismantled form by large-capacity aircrafts of An-124 "Ruslan" type. Several military aircrafts are dispatched simultaneously as such dispatch requires air navigation services, opening air corridors and other expensive measures, which are too expensive for a separate aircraft.

7. Marketing outlets for production (works, services) of the Company

The main marketing outlets for military aeronautical engineering are countries of South Eastern Asia (India, Malaysia), Algeria.

The largest contracts for supply of military aeronautical engineering are:

1. The contract with Hindustan Aeronautics Limited (HAL) for production of airplanes Su-30MKI under the license in India was signed on December 29, 2000. This contract is the largest in the history of military and technical cooperation between Russia and India. Its total price exceeds USD 2,3 billion. Firstly the contract term was 17 years, than it has been reduced till 2015. In the course of this period it is planned to produce 140 Su-30MKI. The contract for deliveries of another 40 Su-30MKI was signed in October 2007.
2. In March 10, 2006 during the visit of President of the Russian Federation Vladimir Putin to Algeria the agreement for deliveries of Russian armament to Algeria was signed between these two countries. The cooperation between the Russian Federation and Algeria involves deliveries of Yak-130 combat-trainer jet and Su-30MKA combat aircraft (through Aviation Holding Company "Sukhoy"). Irkut Corporation is also a producer and prime manufacturer of terrestrial equipment.
3. The largest contract for supply of civil airplanes is the contract with RF Ministry of civil defense, emergency situations and liquidation of natural calamity consequences. The contract provides for supply of seven airplanes Be-200. Preparation for serial manufacturing of this model is completed and execution of the contract has already started. Total price of the contract with the Ministry of Emergency Situations amounts to 150 million US dollars.

Long-term strategy of the Company includes taking measures aimed at development of manufacturing and sales of civil production and at diversification of the product line in the course of 10 years. The Company management plans to increase the share of civil projects in the Company backlog of business while at present the greater share of orders is for supply of military aircrafts and equipment. In particular a number of civil aircraft industry programmed are planned, including cooperative design of multifunctional transport aircrafts. As implementation of innovations and restructuring of production in this field requires significant investments, distraction of great amount of financial assets to realization of the above-mentioned programs may cause need for additional current assets.

Developments of Corporation dealing with manufacturing of new production:

IRTS (Indian-Russian transport aircraft), MTA

Corporation "Irkut" together with JSC "AK named after Ilyushin" and Indian corporation Hindustan Aeronautics Limited (HAL) continues its work at the programmed of tactical transport aircraft (IRTS).

In the nearest future IRTS may become one of the most promising transport aircrafts in the market. IRTS project is aimed at a wide range of applications, including transportation of cargo weighting up to 20 tons, sea patrolling, rescue, medical and evacuation operations to the distance of 2,500 km and at speed up to 870 km/h. The characteristic feature of IRTS is its possibility to use rough airstrips. Loading ramp in rear fuselage of IRTS will contribute to efficiency of landing operations and quickness of loading/discharging.

At present Indian and Russian specialists have completed the first stage of work. In the course of it they formed the technical image of IRTS in accordance with requirements of the key customers – Air Forces of India and Russia. Schematic design was begun in 2003, manufacturing of pilot items for flight, static and resource tests is planned for 2006 and the first flight for 2008. Putting into operation is planned for 2010

Creation of unmanned systems

In 2002 the Corporation started development of the project aimed at creation of unmanned aviation complex. The advanced experience of foreign companies in this field was studied. It is supposed that unmanned aviation complexes produced by Irkut Corporation will be required by Russian state structures and foreign customers.

8. Information about suppliers of the Company

Suppliers of the Company who provides not less than 10 % of all supplies of material assets

Open Joint-Stock Company “Ufa engine-building production association”, the share in total volume of material asset supplies – 36%.

Open Joint-Stock Company “Aerospace Equipment” Corporation”, the share in total volume of material asset supplies – 14%.

Open Joint-Stock Company "Ramenskoye instrument-making Design Bureau", the share in total volume of material asset supplies – 11%.

The Company is planning to cooperate with these suppliers in the future. The prospects of this cooperation are positive as the Company is one of the largest customers.

The share of the import of material assets as compared with the total volume of supplies is less than 1%.

Anticipations for availability of material asset sources are evaluated as favorable. Alternative material asset sources are insignificant as compared with the total volume and are not always acceptable for the Company.

The key material asset suppliers are long-term and reliable partners of the Company. Financial standing of material asset suppliers is stable and does not missive. There were no facts of breach of contract obligations by the suppliers. These factors together with contracts concluded between the Company and suppliers let the Company rely upon availability of these sources in future.

9. Information about the policy and expenses of the Company in the sphere of scientific and technology development, licenses and patents, new developments and research

The Company policy in the sphere of intellectual property and performance of scientific research work

As the Company executes its activities in the sphere of high technologies its business strategy involves considerable investments to research and technology and experimental development aimed at creation of new items of intellectual property (with further acquisition of patents). As for the existing patents and license agreements the Company is going to continue their application by means of producing the patented inventions, industrial samples and useful models itself as well as by means of cession of rights under the license agreements.

Use of intellectual property in manufacturing process

Manufacturing the products the Company uses intellectual property items patented by the Company or submitted to it under license agreements. The specific content and volume of rights under license agreements and patents to a considerable extent constitute data dealing with state secret. Besides, the Company uses in manufacturing process unique research works and technologic innovations, which are "know-how".

The Company policy in the field of new development performance

At present in accordance with the purposes and tasks of business-strategy the Company performs developments aimed at creation of new and support of competitive power of existing products. They are mainly executed within new civil projects. New developments are performed within the Company's design offices (JSC "OKB named after A.S. Yakovlev", JSC "TANTK named after G.M. Beriev", CJSC OKB "Russian avionics", CJSC "ITELA", CJSC "Irkut AviaSTEP").

Along with it the Company uses in its activities developments created and patented by other aircraft industry enterprises.

Importance of research and technology for the Company activities

Industrial activity of the Company to a considerable extent depends on creation of competitive inventions by the Company itself and on application of relevant inventions created by other companies. As engineering solutions used for manufacturing aeronautical engineering are subject matter of patent law making substantial investments in scientific research resulting in creation of intellectual property items is one of the priority activities of the Company.

The advantages of investments in the Company's own developments become more evident in connection with competition growth in the industry and an attempt to present new civil products in the world market of aeronautical engineering. It is almost impossible to create competitive samples without implementation of absolutely new engineering and design solutions.

In spite of the fact that the Company tries to create new products by itself the necessity of purchasing rights for use of intellectual property items created by other companies of the industry must not be completely excluded. It is especially true about production of military aeronautical engineering, as the main developments in this field are performed by different design offices, not included in the Corporation.

However taking into consideration the fact that different design offices specialize in production of different kinds and models of military aeronautical engineering it is impossible to completely exclude the necessity of purchasing patents and licenses for manufacturing of certain products.

Research and technology

The Company considers Research & Development (R&D) to be one of priorities for financing.

Information on expenses of the Company for R&D using the Company's own funds:

Expense	2001	2002	2003	2004	2005	2006	2007	2d Q 2008
Expenses for R&D, rub.	265014000	1036220000	965000000	2044685000	381770000	258996000	1423614000	36998000

The list of patents kept in force for inventions of Irkut Corporation:

No.	Designation of invention	No. of application, priority date	Patent No.
1	Device for creation of an air-cushion support for a vehicle	4942994/11 (047411) June 5, 1991	2090400
2	Flexible seal of the vehicle on the air cushion	5064054/11 (033435) July 10, 1992	2053150
3	Conveying unit on an air cushion for automatic line	97111319/02 (011619) July 1, 1997	2131345
4	Machine for welding of bellow valves	2001123757/02 (025317) August 27, 2001	2196670
5	Method of electrospark alloy addition	2001124844/02 (026530) September 10, 2001	2196665
6	Method of electric arc welding by means of absorbed nonconsumable electrode	2000111617/02 (012117) May 10, 2000	2182061
7	Gyroplane	2000500770*02 (012203) May 10, 2000	48810
8	Method of boronizing of helicoidal surface of component parts	2000122191/20 (023437) August 21, 2000	2191219
9	Rotary explosion engine	2001114834/06 (015581) May 30, 2001	2211930
10	Method of purification of spongy and filiform filtering elements	2002101417 (001090) January 11, 2002	2214300
11	Method of processing pipes' ends which is used in piping	2002103140/02 (002979) 04.02.2002	2222404
12	Method of fluid flow heating	2002114015/06 (014876) 29.05.2002	2225967
13	Ejector pump	2002121552/06 (022389) 15.08.2002	2232305
14	Bush of the main rotor	2002121976/28 (023088) 12.08.2002	2235662
15	Placing the production into prearranged position in space and arrangement for this process	2002124016/20 (025403) 09.09.2002	2226168
16	Method of controlling continuous surface made of dielectric material (electroconductive base)	2002127275/28 (028964) 11.10.2002	2237890
17	Arrangement for hollow production cleaning	2002128552/12 (030123) 23.10.2002	2248254
18	Arrangement for gas protection of the welding seam	2002134118/02 (036170) 18.12.2002	2232069

19	Infusible electrode for arc welding	2003104770/02 (004889) 17.02.2003	2232072
20	Method of woven cutting wire netting by low-amperage plasmic arc	2003120278/02 (021428) 02.07.2003	2245234
21	Method of aircraft's fuel system ablution	2004103213/12 (003380) 01.03.2004	2254939
22	Method of hollow products inside ablution	2004113763/12(014724) 05.05.2004	2260485
23	Multifunctional two-seater high manoeuvre tactical aircraft	2001134248/28 20.12.2001	2184683
24	Cooking-heating furnance	2004132311 (035038) 09.11.2004	2282790
25	Method of moving away of defects in soldered joint	2004136784/02 (039994) 15.12.2004	2284883
26	Rotary wing	2005102376/11 (002996) 31.01.2005	2281885

List of applications for inventions of Irkut Corporation

№	Designation of invention	Application No.	Priority date
1	Method of analysis of labour performance realization by jobber 347.1207.001	2006620413	18.12.2006

Production of aeronautical engineering requires special licenses and patents. Though at present the Company possesses licenses and patents necessary for manufacturing of products their termination or revocation can result in impossibility to produce certain samples of aeronautical engineering. Moreover, the Company's failure to receive new licenses and patents in future can result in impossibility to produce new samples of aeronautical engineering and consequently in loss of competitive advantages, which can have negative effect on its financial standing.

Trade marks and symbols of services.

№	Trade mark number	Date of registration	Date of prolongation	Description
1	RU 140431	29.03.1996	23.11.2014	«ИРКУТ – IRKUT» МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28, 35, 36, 37, 39, 41, 42
2	RU 140432	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28, 35, 36, 37, 39, 41, 42; Colors: trademark white, black, blue, sky blue, purple (591).
3	RU 140433	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511)
4	RU 140434	29.03.1996	23.11.2014	«ИРКУТ – ТОВАР». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28; Unguarded part of Trade mark: the word «товар» is not a an object of self-supporting legal safeguard (526).
5	RU 140435	29.03.1996	23.11.2014	«ИРКУТ – ТОВАР». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28; Unguarded part of Trade mark: the word «сервис» is not a an object of self-supporting legal safeguard (526).

6	RU 140436	29.03.1996	23.11.2014	«ИРКУТ – СЕРВИС». МКТУ Class and list of goods and services : 35, 36, 37, 39, 41, 42; Unguarded part of Trade mark: the word «сервис» is not a an object of self-supporting legal safeguard (526).
7	RU 140437	29.03.1996	23.11.2014	«ИРКУТ – АВИА». МКТУ Class and list of goods and services (511): 12, 35; Unguarded part of Trade mark: the word «АВИА» is not a an object of self-supporting legal safeguard (526).
8	RU 140438	29.03.1996	23.11.2014	«ИРКУТ – АВИА». МКТУ Class and list of goods and services (511): 12, 35; Unguarded part of Trade mark: the word «АВИА» is not a an object of self-supporting legal safeguard (526).
9	RU 140440	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28, 35, 36, 37, 39, 41, 42
10	RU 140441	29.03.1996	23.11.2014	«ИРКУТ – IRKUT». МКТУ Class and list of goods and services (511): 6, 7, 8, 9,10 ,11, 12, 18,20 ,21, 22, 28, 35, 36, 37, 39, 41, 42
11	RU 240747	19.03.2003	Expires on 28.06.2012	«АЭРОН». МКТУ Class and list of goods and services (511): 07, 12, 37
12	RU 240748	19.03.2003	Expires on 28.06.2012	«AIRON». МКТУ Class and list of goods and services (511): 07, 12, 37
13	RU 253451	21.08.2003	Expires on 05.11.2012	«AERON». МКТУ Class and list of goods and services (511): 07, 12, 37

10. Information on the licenses of the Company

Number: 01-A-AT-R
Date of issue: April 16, 2004
Expiry date: April 16, 2009
Issued by: Federal industry agency of RF
Types of activity: Creation of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 3258
Date of issue: March 12, 2004
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Manufacturing of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 3262
Date of issue: March 12, 2004
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Repairing of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 3256
Date of issue: March 12, 2004
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)

Types of activity: Manufacturinf of armament and military technology
The Company anticipation concerning probability of license renewal: favorable

Number: 3260
Date of issue: March 12, 2004
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Repairing of armament and military technology
The Company anticipation concerning probability of license renewal: favorable

Number: 1849
Date of issue: February 24, 2004
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 908 X
Date of issue: March 17, 2004
Expiry date: March 17, 2009
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Maintenance works for cryptographic hardware (instruments)
The Company anticipation concerning probability of license renewal: favorable

Number: 910 U
Date of issue: March 17, 2004
Expiry date: March 17, 2009
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Providing with services in area of data encryption
The Company anticipation concerning probability of license renewal: favorable

Number: 30026659
Date of issue: August 10, 2004
Expiry date: August 9, 2009
Issued by: RF Ministry of energy
Types of activity: Storage of oil, gas and processing products
The Company anticipation concerning probability of license renewal: favorable

Number: 50022980
Date of issue: May 20, 2004
Expiry date: May 19, 2009
Issued by: RF Ministry of energy
Types of activity: Exploitation of electrical networks
The Company anticipation concerning probability of license renewal: favorable

Number: 60022981
Date of issue: May 20, 2004
Expiry date: May 19, 2009
Issued by: RF Ministry of energy
Types of activity: Exploitation of heat networks
The Company anticipation concerning probability of license renewal: favorable

Number: D 579694
Date of issue: April 11, 2005
Expiry date: April 11, 2010
Issued by: RF Federal services of construction and housing and communal services
Types of activity: Building and construction
The Company anticipation concerning probability of license renewal: favorable

Number: D 566949
Date of issue: May 16, 2005
Expiry date: May 16, 2010

Issued by: RF Federal services of construction and housing and communal services
Types of activity: Stick built design and construction
The Company anticipation concerning probability of license renewal: favorable

Number: EkH – 00-005328
Date of issue: May 03, 2005
Expiry date: May 03, 2010
Issued by: Federal service of ecological, technological and nuclear control of RF
Types of activity: Exploitation of dangerouschemical production
The Company anticipation concerning probability of license renewal: favorable

Number: EV-00-005353
Date of issue: May 13, 2005
Expiry date: May 13, 2010
Issued by: Federal service of control of nuclear and radiation safety of RF
Types of activity: Exploitation of highly explosive industrial articles
The Company anticipation concerning probability of license renewal: favorable

Number: 2551 M
Date of issue: June 23, 2005
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Providing with services in area of state secret and data encryption, assigned for data defence
The Company anticipation concerning probability of license renewal: favorable

Number: 2748 (issued for Irkutsk aviation plant)
Date of issue: September 22, 2006
Expiry date: July 15, 2011
Issued by: General directorate of professional education of the Irkutsk Region
Types of activity: Education
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 01604 VR
Date of issue: July 8, 2000
Expiry date: January 1, 2025
Issued by: Committee on natural resources of Irkutsk Region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: 0001
Date of issue: June 25, 2002
Expiry date: June 25, 2007
Issued by: State Technical Commission attached to the President of the Russian Federation
Types of activity: Activities dealing with technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 0001
Date of issue: June 26, 2002
Expiry date: June 26, 2007
Issued by: State Technical Commission attached to the President of the Russian Federation
Types of activity: Activities dealing with development and (or) manufacturing of devices for technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 339
Date of issue: March 12, 2007
Expiry date: March 12, 2012
Issued by: Federal Service for technical and export control
Types of activity: Technical protection of state secret (in terms of technical protection of information)
The Company anticipation concerning probability of license renewal: favorable

Number: 1192
Date of issue: March 12, 2007
Expiry date: March 12, 2012
Issued by: Federal Service for technical and export control
Types of activity: Handling of work concerning creation of information security product
The Company anticipation concerning probability of license renewal: favorable

Number: 705
Date of issue: March 12, 2007
Expiry date: March 12, 2012
Issued by: Federal Service for technical and export control
Types of activity: Taking measures and (or) rendering services in the field of defence of state secret (in terms of conuntermeasures of foreign technical intelligence)
The Company anticipation concerning probability of license renewal: favorable

Number: CO-03-209-2707
Date of issue: June 10, 2005
Expiry date: July 1, 2010
Issued by: Federal service for ecological, technical and atomic supervision
Types of activity: Exploitation of articles containing radioactive substances
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 01503 VE
Date of issue: September 16, 1999
Expiry date: July 1, 2019
Issued by: Committee for natural resources of Irkutsk region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 00086 B R/B V/E ZO
Date of issue: April 6, 2004
Expiry date: April 5, 2009
Issued by: the Angara-Baikal watershed administration
Types of activity: Water consumption (for energy-industrial and service-utility needs)
The Company anticipation concerning probability of license renewal: favorable

Number: R-67
Date of issue: April 20, 2004
Expiry date: not determined
Issued by: Air registration MAK
Types of activity: Certificate of aeronautical engineering development contractor
The Company anticipation concerning probability of license renewal: favorable

Number: 1/01804
Date of issue: August 11, 2003
Expiry date: August 11, 2008
Issued by: Main administration of state fire fighting service
Types of activity: Activities dealing with fire prevention and extinguishing
The Company anticipation concerning probability of license renewal: favorable

Number: 2/03221
Date of issue: August 11, 2003
Expiry date: August 11, 2008
Issued by: Main administration of state fire fighting service
Types of activity: Execution of works dealing with assembly, repairing and maintenance of fire protection devices
The Company anticipation concerning probability of license renewal: favorable

Number: 38M 03/0011/L
Date of issue: October 16, 2003
Expiry date: October 16, 2008
Issued by: Main administration of natural resources and environmental protection of RF Ministry of Natural Resources of Irkutsk region

Types of activity: Handling dangerous wastes
The Company anticipation concerning probability of license renewal: favorable

Number: numberless
Date of issue: January 07, 2005
Expiry date: not determined
Issued by: AIRBUS France
Types of activity: Conclusion about quality system estimation
The Company anticipation concerning probability of license renewal: favorable

Number: ST 229-Be-200ChS
Date of issue: December 29, 2003
Expiry date: not determined
Issued by: Air registration MAK
Types of activity: type certificate
The Company anticipation concerning probability of license renewal: favorable

Number: PS 3803162
Date of issue: December 12, 2005
Expiry date: December 12, 2010
Issued by: Ministry of transport of the RF, Federal service for supervision in the transport sphere
Types of activity: Maintenance works and repairing of rolling-stock on railway transport
The Company anticipation concerning probability of license renewal: favorable

Number: TS 3803187
Date of issue: December 12, 2005
Expiry date: December 12, 2010
Issued by: Ministry of transport of the RF, Federal service for supervision in the transport sphere
Types of activity: Maintenance works and repairing of technical instruments on railway transport
The Company anticipation concerning probability of license renewal: favorable

Number: CL 047
Date of issue: March 13, 2006
Expiry date: March 13, 2011
Issued by: Administration of Irkutsk region
Types of activity: Storage, processing and selling of non-ferrous scrap
The Company anticipation concerning probability of license renewal: favorable

Number: ChL 061
Date of issue: March 13, 2006
Expiry date: March 13, 2011
Issued by: Administration of Irkutsk region
Types of activity: Storage, processing and selling of ferrous metals
The Company anticipation concerning probability of license renewal: favorable

Number: 1849/1 (issued for IAZ)
Date of issue: February 24, 2004
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 1849/1Y (issued for IAZ)
Date of issue: February 24, 2004
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Providing with services in area of state secret defence
The Company anticipation concerning probability of license renewal: favorable

Number: 909 - P
Date of issue: March 17, 2004
Expiry date: March 17, 2009

Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Spreading of cryptographic methods and instruments
The Company anticipation concerning probability of license renewal: favorable

Number: 2551/1M (issued for IAZ)
Date of issue: June 23, 2005
Expiry date: April 8, 2008
Issued by: Federal Security Service of Russia (licensing, certification and state secret defence Centre)
Types of activity: Providing with services in area of state secret and data encryption, assigned for data defence
The Company anticipation concerning probability of license renewal: favorable

Number: 6077-A-AT-R
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: creation of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 6078-A-AT-P
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: manufacturing of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 6079-A-VT-P
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: manufacturing of armament and military technology
The Company anticipation concerning probability of license renewal: favorable

Number: 6080-A-AT-Rm
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: repairing of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 6081-A-VT-Rm
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: repairing of armament and military technology
The Company anticipation concerning probability of license renewal: favorable

11. Principal competitors

Information presented in this section is based on independent evaluations of the markets, in which the Company performs its activities.

INTERNATIONAL MARKET OF MILITARY AERONAUTICAL ENGINEERING
The Company is the leading Russian manufacturer of military aeronautical engineering.

General characteristics of the market

The market of combat aircraft complexes is the largest segment of the world market of weapon and military equipment. There are no exact accepted estimations of capacity of these markets. The most competent and often quoted is the opinion of London international institute of strategic research, which estimates the whole world market in 2000 to be 29,500 million US dollars. It is believed that aviation segment constitutes up to 60% of the world market of weapon and military equipment, that is about USD 18,000 million. The market of military aeronautical engineering has the following distinctive characteristics:

1) Supplies of aviation systems cause market heating in the interconnected segments such as air-launched weapons, systems of long-distance radar support, airborne refuellers, ground-based equipment, air defense systems, etc.

2) Supplies of even one aircraft in most cases result in long-term programmers of maintenance, technical support of exploitation and modernization of supplied aircrafts. For example, exploitation of pursuit planes involves three engine changes in the course of their lifecycle.

3) Aviation systems affect combat potential of armed forces more and more. This tendency marked during the Second World War found its further development in the course of local conflicts of the last 50 years. Armed confrontation is transferred from overland into air area. Winning domination in the air is necessary for success of armed confrontation. The stability of this tendency is the basis for stability and development of military aeronautical engineering.

Prospects of the market development

It can be definitely anticipated that within the nearest twenty - twenty-five years the market of military aircraft complexes will become the backbone segment of the whole world market of weapon and military equipment. Though the share of control, scouting and communication systems in the structure of military export will grow intensively the proportion of aviation supplies will remain because of decrease of export of weapons for ground postures and navies. As for absolute figures the capacity of aviation market (both supplies and modernization) will increase as in the nearest future the number of conflicts will grow dramatically, economic possibilities of a number of large importers of military aeronautical engineering will improve, including the traditionally Russia-oriented importers, besides the new world armament and technology race will begin.

Key players in the market

The key players in the market of air weapons and military equipment are the USA, Russia, France, the European consortium producing pursuit planes Euro fighter and British-Swedish alliance BAe – SAAB.

The most stable position in the market is occupied by the USA, which has a number of advantages as compared with competitors. The most important of these advantages are:

1) The possibility to offer the whole range of military aeronautical engineering – lightweight (F-16), medium (F-18), heavy (F-15, F-14) pursuit planes, strike fighters and service aircrafts (airborne early warning and refuellers).
2) High quality of aircrafts caused by high level financing of SRED and existence of several old and developed design schools.
3) Competitive price level achieved as a result of large internal orders, which provide high-volume production and decrease the cost of a product unit.
4) Powerful state support caused mainly by great economic, military and technologic potential of the USA.

The American expansion in the market is limited by striving of certain countries to preserve at least the minimum level of diversification of weapon sources, as well as conservative approach of the USA to the problem of advanced technology transfer. Thus the USA with great reluctance and only under high pressure give to importers their most modern air-to-air missiles AMRAAM and especially software codes of on-board processors. Nevertheless the USA control more than a half of the aviation market.

The largest importers of American aeronautical engineering in recent years have been Saudi Arabia (pursuit planes F-15), Japan (licensed production of F-15 and F-16), Taiwan (F-16) and Israel (F-15 and F-16).

Evidently in the nearest decade before the new generation pursuit plane F-35 comes to the market American export will consist of supplies of profoundly retrofitted versions of lightweight and medium pursuit planes F-16 block 52/60 and F-18E/F Super Hornet. At present the USA have already received large orders for F-16 block 52 from Greece and Israel, for F-16 block 60 from the United Arab Emirates, for F-18E/F from Malaysia.

The third exporter after the USA and Russia is France. The main advantage of French positioning in the market is high quality of aircrafts. The main achievement is a very strong position in the sector of lightweight one-engine pursuit planes resulting from high military characteristics of pursuit planes of Mirage 2000 family. The key buyers of these planes are Taiwan, Greece and the UAE, the UAE has placed an order for the latest version of this aircraft Mirage 2000-9. Along with successful market promotion of pursuit planes Mirage 2000 the reaction of the market to the most modern French pursuit plane Rafale is rather inactive. No export orders are received for this aircraft. It is caused mainly by its high price. It is extremely high price of French aeronautical engineering, which is the key limitation of Dassault Aviation expansion in the market. Besides, it should be mentioned that France has no offers in the sector of airborne early warning devices and airborne refuellers and it makes impossible for this country to promote complex solutions integrating combat and servicing components.

Most probably the British-Swedish super lightweight pursuit plane Grippen has certain perspectives in the market. The strong point of this offer is low purchasing cost, low operating cost, meeting requirements of Air Forces of countries with small territory, good offset offers. Orders for this aircraft are placed by the SAR, the contracts for its purchase by Poland, Hungary and Czech republic are being signed.

The European pursuit plane Euro fighter has not received any export orders because of its high price and too slow programmed realization (especially as for imparting to the aircraft potential function air-to-ground). The aircraft lost the tender in South Korea and Norway. Greece, which chose Euro fighter for political reasons in order to intensify its European relations froze the transaction for financial reasons and almost simultaneously placed orders for American F-16 block 52 and French Mirage 2000-5Mk.2.

To sum up the greatest competition to Russian products in aviation market is made up by American pursuit plane F-18E/F and to a less degree by French aircrafts Raffle and Mirage 2000-5.

Positions of Russian manufacturers in the market

Unlike the situation in the sector of civil aircraft construction in military sphere Russia along with the USA, France and Europe remains an independent scientific and production pole, which quite successfully participates in world competition in this market. The main markets for sales of Russian pursuit planes are China, India and Malaysia. Besides, Russia actively promotes its production to the markets of the countries, which try to preserve pluralistic approaches in foreign policy resulting in diversification of weapon sources. Among these countries there are ASEAN members, Brazil, several states of Near East. Outside Chinese and Indian markets (aviation segment of which is completely or mainly controlled by Russia) Russia tries to compete with European and American offers, which are either too expensive (in case of Europe) or impose considerable political and technological limitations (in case of the USA).

Russian offers cover almost all segments of the market except lightweight and superlightweight one-engine pursuit planes. However the base of Russian position in the market is provided by sales of heavy combat complexes. Their export constitutes 90% of all Russian aviation supplies abroad. In this segment the position of Russia is very strong and can be challenged only by the USA as Russia has an excellent offer in terms of technical and financial characteristics – a multifunction pursuit plane Su-30MKI, which at present ensures leading technological position of our country in the world aviation market. At present Su-30MKI is the only pursuit plane in serial production, which is equipped with a radar with phased array antenna and an engine with controlled thrust vector. The USA will catch up with this backlog only when serial production of F-18E/F Super Hornet begins. Su pursuit planes are produced by two Russian enterprises JSC "Corporation "Irkut" and JSC "KNAAPO" (Komsomolsk-upon-Amur).

Perspectives of Russia in the market of military aeronautical engineering

Perspectives of Russia in the market of military aeronautical engineering mainly deal with increase of competitive advantage in the sphere of heavy combat aircraft complexes. This should include both supplies of such aircrafts and making attractive offers on modernization, which will ensure constant increase in combat capabilities of pursuit planes of Su-30 family.

Regional structure of Russian sales markets has changed for the last few years. The key customers are still India, China and Malayisia, but there are some new importers such as Algeria and Venesuela.

India will concentrate its efforts on realization of the programmed of licensed production of Su-30MKI.

One of the main customers for the last time is Algeria. It concluded the contract for delivery of 28 Su-30 MKA with Aviation holding company “Sukhoy” and for 16 Yak-130 with the Company.

Other potential customers of Russian heavy pursuit planes are India (no more than 40 units), Indonesia (no more than 12 units) and Vietnam (up to 24 units). Middle East region is a very attractive market, where a number of states, which are traditional customers of Russia, needs in reequipment of their Air Forces.

Production capacities of Su manufacturers - "Corporation "Irkut" JSC and "KNAAPO" (Komsomolsk-on-Amur) JSC – satisfy the abovementioned demand completely.

At the same time Thailand government which throughout 2005-2006 considered possibility to pass in service Su-30MK in July 2007 decided to buy 6 swiss fighters JAS-39 Grippen.

INTERNAL MARKET OF MILITARY AERONAUTICAL ENGINEERING

The Company has necessary production and technical opportunities for deliveries of military aircrafts to the Russian Air Forces.

The fleet of military technology of the Russian Air Forces is in need of renewal. It is possible the start of large-scale programme of rearmament. However if it is not realized, due to significant wear technology the Russian Air Forces will fall back in limited purchases of new aircrafts.

The Company is the most probable contractor for production and modernization of military aircrafts for the Russian Air Rorces (Su, Yak). At present the company is realiasing Su-30KN modernization program, which was chosen as basis for modernization of all Russian Su-27/30 fighter family.

Thanks to favourable location of the Company’s plant (Irkutsk city), allowing to minimize employees’s costs and have acceptable level of transpport costs and also thanks to the distance from the Chinese border, Company’s platform is the most acceptable for placing the production of military aviation technology for the Russian Air Forces.

CIVIL AERONAUTICAL ENGINEERING

At present the main civil model of the Company is multifunction amphibious aircraft Be-200 in different modifications. The model is already used by Russian Emergency Ministry, supplies abroad (mainly to West European countries) are planned.

In the market of multifunction aircrafts of this class Russia has quasimonopolistic position. The only competitor in this sector is Canadian company Bombardier, which promotes out of date machines. Be-200 produced by the Company is the most perspective Russian offer in the sector of amphibious aircrafts. The technical advantages of this product were enhanced after signing a contract between the Company and European consortium EADS. Besides, under this contract marketing department of EADS will participate in promotion of the aircraft to the world market.

In the long term the Company plans to enlarge the share of civil products in manufacturing structure. The basic perspective civil models/dual-capable models are transport aircraft IRTS (MTA), unmanned aerial vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

COMPETITIVE POSITIONS OF THE COMPANY (MAJOR CONCLUSIONS)

Military aeronautical engineering (international market)

1) The competitive positions of the Company in the foreign market of military aeronautical engineering are persistent, the Company plans to broaden the geography of its supplies.

2) Because of its technical characteristics as well as a number of geopolitical and economic factors the demand for combat aeronautical engineering produced by the Company is growing in the foreign market (mainly in the markets of Asian countries - India, Malaysia; Algeria etc.) as well as in the markets of developing countries. The market of India plays the key role for the Company. The company is an active participant of creation of military and production alliance of India and Russia. Cooperation of the Company with the Indian party related to the project Su-30MKI is performed under long-term contracts, which ensure considerable part of the Company revenue up to 2014.

3) In many cases military products of the Company outmatch the described foreign analogues in technical characteristics and, besides, their price is more attractive.

4) Products with analogous price/quality ratio are produced only by JSC "KNAAPO", which is a part of state holding "Sukhoy". Interaction of the two companies is executed on the basis of agreements specifying the main conditions of cooperation of the Company and the holding "Sukhoy" in the fields of design, manufacturing, marketing and after-sale service of Su product line.

Military aeronautical engineering (internal market)

1) The Company possesses manufacturing and technical potential necessary for supplies of military aeronautical engineering for RF Air Forces.

2) The combat aircraft park of RF Air Forces needs renewal. There is a probability of start-up of a large-scale reequipment program. However even if the latter is not implemented Air Forces will make limited purchases of new aircrafts because of significant wear of their aircrafts.

3) The Company is the most probable contractor for manufacturing/modernization of combat aircrafts for RF armed forces as far as model lines Su and Yak are concerned. At present the Company is implementing the program of modernization Su-30KN, which was chosen by RF Air Forces as the basis for modernization of the whole park of Russian pursuit planes of Su-27/30 family.

4) Thanks to advantageous location of the Company plant (city of Irkutsk), which allows to minimize labor costs and have an acceptable level of transport costs as well as its remoteness from Chinese border the Company sites are the most acceptable for manufacturing of combat aeronautical engineering for RF Air Forces.

Civil aeronautical engineering

1) The Company begins active promotion of civil products and dual-capable products in the international market.

2) The main civil product of the Company is multifunction amphibious aircraft Be-200, which has no analogues in the world. The model will be promoted in different modifications both in the foreign and in the Russian market. At present the Company produces Be-200 for Russian Emergency Ministry.

3) Other perspective civil models/dual-capable models are transport aircraft IRTS, unmanned aerial vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

4) The possibility to apply certain perspective civil models for military purposes will enable the Company to use the existing sales channels and customer base for their promotion.

12. Plans for future activities of the Company

Development strategy of Corporation "Irkut" is aimed at satisfying demands of Russian and international aviation markets.

The main tasks set by the Company are diversification of the product line and international cooperation.

To reduce market and political risks the Company implements the strategy of production diversification and enlargement of the product line by means of civil aviation projects. In the nearest future it is planned to increase the revenue from manufacturing of civil aeronautical engineering.

The main project of Corporation "Irkut" in the field of civil aircraft construction is manufacturing of multifunction amphibious aircraft Be-200. Its multitask capability and excellent performance characteristics cause very good sales perspectives in the countries with long coast line and hard-to-reach areas.

The Corporation is going to strengthen the acquired positions in the military aviation market, making new supplies and performing modernization of existing aeronautical engineering and designing competitive promising weapon systems of new generation.

Along with diversification of existing business the corporation pays much attention to extending cooperation with the largest world manufacturers of aeronautical engineering. The main aspects of cooperation is manufacturing of certain components on production capacities of the Company enterprises, cooperative marketing and sales of products. Implementation of these plans and extension of the sales market will allow, on the one hand, to diversify the product line, and on the other hand, to exchange advanced technologies of manufacturing and design with foreign partners.

Moreover the creation of the United Aviation Company (UAC) is aimed to eliminate the severe competition within the country and concentrate efforts on manufacturing competitive production on the world market.

Besides the above-mentioned measures, which are mainly externally-oriented, the Company plans to use internal resources such as:

- enhancement of cost efficiency;
- optimization of balance sheet structure and sales of non-core assets.

Investment policy of the Company involves three major aspects of investment performance:

investments in production	Technical and technological reequipment of production is one of priority tasks for the nearest future.
investments in scientific research and experimental development	Civil and military aeronautical engineering offered nowadays by the main manufacturers is a high technology product. To ensure competitive power it is necessary to invest a lot of funds into scientific research and experimental development. Considering this factor Corporation "Irkut" believes that R&D is one of priority aspects.
Purchase of production-related companies	The main purpose of purchasing production-related companies is consolidation of assets in aircraft industry and related industries. It will enable to optimize corporate structure and considerably decrease transaction expenses. Besides the Corporation strives for reduction of market and political risks by means of product diversification. Another reason for strategic investments in production-related companies is search for additional production sites for implementation of promising projects.

The sources of future revenues of the Company are revenues from current contracts for supply of aeronautical engineering.

13. **Information about the number of employees, generalized data on education and membership of the Company staff (employees), as well as on alteration of the number of Company employees**

Parameter	**2003**	**2004**	**2005**	**2006**	**2007**	**2d Q 2008**
Average employment volume, people	15,609	11,265	10 509	10 948	11 585	11 628
Finances spent on remuneration of labor, rub.	1,565,324,200	1,411,470,000	1 430 323 000	1 482 572 127	2 854 934 043	716 156 901
Finances spent on social welfare, rub.	408,158,600	443,827,000	425 992 800	2 781 697	28 659 929	11 271 834
Total amount of spent finances, rub.	**1,913,482,800**	**1,855,297,000**	***1 856 315 800***	***1 485 353 824***	***2 883 593 972***	***727 428 735***
Segment of employees with higher education	***24,2***	***23***	***27,2***	**27,4**	**28,3**	**27,3**

III. CORPORATIVE INFORMATION

1. Company Shareholders rights and obligations

In accordance with Clause 9 of the Charter the Company Shareholders – owners of voting shares have the following rights:

Shareholders-owners of voting shares shall have the following rights:

1) to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter and the Federal Law "on Joint Stock Companies";
2) to receive dividends and in case of Company liquidation, to receive part of property, remaining after performing final pays to all creditors, or its value, in such an order, as provided for by the Laws of the Russian Federation and this Charter.;
3) to participate in Company General Shareholders' Meetings and vote either personally or through their duly authorized representative on problems under review during the Meetings;
4) to right of pre-emptive purchase of shares, issued via prior open subscription, and for issued securities, which can be converted into shares, in proportion to already owned shared of the same category (type);
5) to demand for convening of extraordinary General Shareholders' Meeting, extraordinary check of Company activities by Auditing Committee in such an order and under such conditions, as provided for by the Federal Law "on Joint Stock Companies" and this Charter;
6) to have an access to Company documents in such an order and volume, as provided for by the Federal Law "on Joint Stock Companies".
7) to alienate possessed shares without receiving confirmation from the Company or other Shareholders;
8) to file a case in court.
9) Other rights, as provided for by the Federal Law "On Joint Stock Companies" and this Charter

Each Company ordinary share gives Shareholder – owner of such a share equal rights.

When a Shareholder sells his shares, at the same time he transfers his rights and obligations.

A Shareholder is obliged:

1) to observe this Charter and other Company documents;
2) to fulfill assumed obligations in the proper order
3) not to divulge any confidential information, related to Company activities;
4) to pay up shares in such an order, amounts and using such methods, as provided for by this Charter and

decisions regarding the issue of such shares;

5) to inform the Company Registrar timely regarding the personal data changes.

After reorganization of legal entity – Company Shareholder or death of a person – Company Shareholder, successors (heirs) shall become Company Shareholders in such an order, as provided for by the Laws of the Russian Federation.

When reorganization of the legal entity – Corporation Shareholder takes place or if a person – Shareholder of the Corporation dies, legal successors (heirs) become Corporation Shareholders in accordance with the procedure set by the legislation of the Russian Federation.

2. Information on the Structure and Competence of the Company Executive Bodies

The following bodies are the Executive bodies of the Company (in accordance with Item 11.1 of the Charter):

- the General Shareholders' Meeting;
- the Board of Directors;
- the CEO (individual executive body);
- the Executive Committee (collective executive body)
- the Liquidation Committee – for the period of Company liquidation.

The Auditung Commission and the Company Auditor are the control bodies monitoring financial and economic activities of the Companies.

The members of the Board of Directors and the Auditing Committee shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting, by the Provisions for the Board of Directors, by the Provisions for the Auditing Committee.

The President shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting and by the Provisions for the President.

The members of the Liquidation Commission in case of voluntary liquidation shall be appointed by the General Shareholders' Meeting; if liquidation is compulsory, Arbitration Court shall appoint them.

The Company in the process of implementation of its activities shall follow the provisions of the Corporative Conduct Code, which was elaborated in accfordance with the Corporative Conduct Code recommended by the Federal Commission for Securities Market of Russia for Share Issuers and approved at the annual General Shareholders' Meeting on 26.06.2004 (Minutes No.20).

2.1 The Company General Shareholders' Meeting

The Corporation supreme Executive body is the General Corporation Shareholders' Meeting.

The annual General Corporation Shareholders' Meeting shall be held not earlier than six months after the fiscal year end.

If necessary, the Corporation shall hold extraordinary Meetings of Shareholders in addition to the annual General Shareholders' Meeting.

Competence of the General Corporation Shareholders' Meeting shall cover the following issues in accordance with the Charter 12 (Item 12.3 of the Charter):

1. Introduction of changes and adductions unto the Company Charter or approval of an edited wording of the Company Charter;
2. Company reorganization;
3. Company liquidation, establishing of Liquidation Committee and approval of intermediate and final liquidation balances;
4. Election of Board of Directors members and revoking of their authority;
5. Determination of quality, nominal value, categories (types) of issued shares and rights, provided by these shares;
6. Increase of the Company Authorized Capital via increase of nominal value of shares;
7. Reduction of the Company Authorized Capital via purchase of a portion of shares in order to decrease their quantity, and via paying off the purchased or bought out shares;
9. Election of members of the Auditing Committee and early revoking of their authority;
10. Approval of the Company's Auditor appointment;
11. Paying (declaring) of dividends according to the first quarter, six months, and nine months of the financial year.
12. Approval of annual reports, annual accounting reports (including profit-and-loss report (profit-and-loss accounts) for the Company. And distribution of profit, including paying (declaring) of dividends,

and excluding all the profit, distributed as dividends according to the results of the first quarter, six months and nine months of the financial year) and Company losses, according to the financial year results;

13. Setting of a proper order of the Company General Shareholders' Meeting convening;
14. Election of members of the Company's Auditing Committee and early revoking of their authority;
15. Splitting up and consolidation of shares;
16. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 83 of the Federal Law "on Joint Stock Companies";
17. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 79 of the Federal Law "on Joint Stock Companies";
18. Acquiring of issued shares by the Company in such cases, as provided for by the Federal Law "on Joint Stock Companies";
19. Taking decisions regarding participation in holding companies, financial-industrial groups, associations and other unions of companies;
20. Approval of internal documents, regulating activities of the Company executive bodies;
21. Taking decisions regarding other issues, as provided for by the Federal law on "Joint Stock Companies".

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Executive Committee.

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Board of Directors, excluding the issues foreseen by the Federal Corporation Law.

The General Corporation Shareholders' Meeting is not entitled to consider and take decisions as regards the issues, which are not covered by its competence as per the Federal Corporation Law.

Information on holding the General Shareholders' Meeting in accordance with the Corporation Charter (Clause 15 of the Charter):

The notification on holding the General Shareholders' Meeting should be sent no later than 30 (thirty) days before the date of its holding and the notification on holding the General Shareholders' Meeting with the item on the Company reorganization on the agenda should be sent no later than 40 (forty) days before the date of its holding.

According to Clause 53 c. 2 of the Federal law "On joint stock companies" the notification on holding an extraordinary General Shareholders' Meeting should be sent no later than 60 (sixty) days before the date of its holding.

The notification on holding the General Shareholders' Meeting should be sent within the specified periods of time to each person stated in the list of persons who are entitled to participate in the General Shareholders' Meeting in the written form by means of registered mail, telex, fax or message to the addresses indicated in the register and should be handed in personally against receipt. The notification may also be published in newspaper "Vostochno-Sibirskaya Pravda" as well as in other mass media determined by the Board of directors of the Company, including electronic ones, an electronic message can also be sent to the address of shareholders if they expressed their wish to receive such messages in this particular form.

The notification on holding the General Shareholders' Meeting should include:

- full name of the Company and its location;
- form of holding the General Shareholders' Meeting (meeting or absent voting);
- date, place (postal address), time of holding the General meeting of shareholders of the Company and in case filled in ballot-papers can be sent to the Company in accordance with Clause 60 c. 3 of the Federal law "On joint stock companies" the postal address where the filled in ballot-papers can be sent, or if the General Shareholders' Meeting is held in the form of absent voting the expiration date of ballot-paper acceptance and the postal address where the filled in ballot-papers should be sent;
- time when registration of participants of the General Shareholders' Meeting begins;
- date of listing the persons entitled to participate in the General Shareholders' Meeting;
- agenda of the General Shareholders' Meeting;
- procedure of studying information (materials) subject to submission during preparation for holding the General Shareholders' Meeting and the address(es) where it can be found.

The information (materials) subject to submission during preparation for holding the General Shareholders' Meeting includes:

- annual financial reporting, including the report of the Company Auditor, conclusion of the Company Auditing Committee on results of the audit of annual financial reporting;
- information about the candidate (candidates) to individual executive body of the Company, the Board of directors, the Company Auditing Committee and the Company's Counting Commission;
- draft alterations and addenda to be introduced in the Charter of the company or the project of new wording of the Charter, draft Decisions of the General Shareholders' Meeting;
- analytical treatment and press materials;
- annual report of the Company;

- conclusion of the Company Auditing Committee concerning credibility of the data in the annual report of the Company;

- reports of the Board of directors on the work executed within the reporting period, on observance of the Code of corporate conduct and on application of reserve and development funds of the Company adopted by the Board of directors;

- recommendations of the Board of directors for profit distribution, including the amount of dividends to be paid on the Company shares and the dividend payment procedure, for distribution of losses according to results of financial year as well as transfer of money to development fund of the Company (specifying the amount of money appropriated to different applications including fee earnings of the members of the Board of Directors, the Auditing Committee and executive bodies of the Company and/or refund of charges caused by functioning as members of the Board of Directors, the Auditing Committee of the Company).

In accordance with Items 14.3 and 14.4 of the Corporation Charter The extraordinary General Shareholders' Meeting of the Company shall be convened by the decision of the Company Board of Directors by its own initiative, by the Company Auditing Committee demand, by demand of Shareholder (Shareholder) possessing not less than 10 % (in words: ten percent only) of the Company voting shares to the date of demand raising.

The demand regarding convening of the extraordinary General Shareholders' Meeting of the Company shall be considered received from Shareholders, who have signed it

The voting share portion of Shareholders (Shareholder) who have demanded for convening of the extraordinary General Shareholders' Meeting of the Company shall be determined to the date of rising of such a demand.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is forwarded through ordinary letter or other ordinary mail, the date of raising of such a demand shall be the date stamp impression, which confirms receiving of the letter. If it is done through special delivery letter or any other registered mail, then the submittal date shall be the date of forwarding a demand against receipt.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is given against receipt, then the submittal date shall be the date of handing over.

If needed, the Company shall have the right to convene extraordinary General Shareholders' Meetings, convened aside of annual General Shareholders' Meeting (Item 12.1 of the Charter).

In accordance with Article 55 of the Federal Corporation Law, an extraordinary General Shareholders' Meeting called upon the request of the Corporation Auditing Committee (Inspector), of the Corporation Auditor or of the Corporation Shareholders (Shareholder) being the owners of at least 10 per cent of the voting Corporation shares shall be held within 40 days from the moment when the demand for an extraordinary General Shareholders' Meeting calling.

If the extraordinary General Shareholders' Meeting proposed agenda contains the issue concerning election of the Board of Directors members to be elected by cumulative voting, such a General Shareholders' Meeting shall be held within 70 days from the moment when such demand for an extraordinary Meeting calling was made.

Within 5 (five) days from the date when the demand for calling an extraordinary General Shareholders' Meeting was made by the Auditing Committee, by the Corporation Auditor or by the Shareholders (Shareholder) being the owners of at least 10 per cent (ten per cent) of the Corporation voting shares, the Board of Directors of the Corporation shall take a decision either to call an extraordinary General Shareholders' Meeting or to reject calling it.

If within the term fixed by this Charter the Board of Directors does not take a decision as regards an extraordinary General Shareholders' Meeting calling or takes a decision to reject calling it, an extraordinary General Shareholders' Meeting may be called by the bodies or persons demanding for its calling. At that the bodies and persons calling an extraordinary General Shareholders' Meeting have the authorities foreseen by the present Charter and by the Federal Corporation Law, which are necessary for the General Shareholders' Meeting calling and holding.

The list of persons who are entitled to propose issues to be added to the agenda of the General Issuer's Shareholders' Meeting and the procedure of such proposals submission is as follows:

In accordance with Clause 14.1 of the Charter, the Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to introduce items into agenda of the annual General Shareholders' Meeting of the Company and to nominate candidates for the Board of Directors, Auditing Committee, Counting Commission, and CEO of the Company. The numbers of these candidates shall not exceed the number of the persons to be appointed for the corresponding body. Such proposals shall be submitted to the Company not later than 60 days (in words: sixty days) after the end of financial year.

If the proposed agenda of the extraordinary Company General Shareholders' Meeting contains items regarding election of members of the Board of Directors, Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to nominate candidates for election into the Company Board of Directors. Such proposals shall be submitted to the Company not less than 30 days (in words: thirty days) before the convening date of extraordinary General Shareholders' Meeting of the Company.

Proposals regarding agenda of the Company General Shareholders' Meeting shall be considered to have been submitted by the persons, who (whose representatives) have signed them.

The portion of voting shares, belonging to Shareholders (Shareholder) introducing a proposal regarding agenda of the Company General Shareholders' Meeting, shall be determined on the date of introduction of such a proposal.

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting and regarding nomination of candidates shall be executed in written form with indication of names, quantity and category (type) of shares, owned by Shareholders (Shareholder) introducing the proposal, and shall be signed by these Shareholders (Shareholder).

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting shall contain wording for each proposed item, proposals regarding nomination of candidates shall contain name of each candidate and name of the corresponding body which he is nominated for. Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting may include contain wording solution for each issue.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares are recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is sent by mail, submittal date shall be the date shown on date stamp impression, which confirms receiving of the letter. If this is a special delivery letter, then the submittal date shall be the date of receipt.

When nominating candidates for the Board of Directors, Auditing Committee or Counting Commission or CEO of the Company, Shareholder shall attach written confirmation of the nominee and information regarding the candidate to be provided for familiarization to persons eligible for participation in the Company General Shareholders' Meeting during preparations for convening General Shareholders' Meeting of the Company. Such information shall include:

- full name of the candidate;
- citizenship of the candidate;
- information regarding education and raising of qualification for the past 3 years (in words: three years) (name of education establishment, date of graduation from it, its qualification) of the candidate;
- information regarding places of employment for the past 5 years (in words: five years) in chronological order, names of companies and held offices;
- quantity, category (type) of the Company shares owned by candidate;
- name of the Company body, which candidate is nominated for, and his confirmation of consent to be elected;
- candidate's pledge to observe provisions of this Charter and other Company internal documents, decisions taken by the Company General Shareholders' Meetings in case of his election into the executive bodies of the Company.

The Board of Directors of the Corporation is liable to consider the proposals received and to take a decision as regards their inclusion into the agenda of the General Corporation Shareholders' Meeting or as regards denial to include them into the said agenda not later than 5 (five) days upon expiration of the terms set by Paras. 1 and 2 of Charter Item 14.1.

The issue proposed by Shareholders (Shareholder) shall be included into the agenda of the General Corporation Shareholders' Meeting; in a similar manner, the candidates nominated shall be included into the list of candidates for voting in order to elect the respective body of the Corporation, except for the following cases:

- if Shareholders (Shareholder) do not observe the terms as per paragraphs 1 and 2 of Item 14.1 of this Charter;
- if Shareholders (Shareholder) are not the owners of the certain number of the Corporation voting shares foreseen by paragraphs 1 and 2 of Item 14.1 of this Charter;
- if the proposal does not comply with the requirements foreseen in paragraphs 5 and 6 of Item 14.1 of this Charter;
- if the issue proposed to be included into the agenda of the General Corporation Shareholders' Meeting is not covered by competence of this Meeting and (or) does not comply with the Federal Corporation Law requirements and with other legal norms of the Russian Federation.

The Corporation Board of Directors' motivated decision about denial to add the proposed issue into the agenda of the General Corporation Shareholders' Meeting or about denial to add the nominated candidate into the list of candidates for voting in order to elect the Corporation respective body shall be sent to the Shareholders (Shareholder), who have brought the issue for consideration or nominated the candidate, not later than 3 (three) days from the date of decision-making.

The Corporation Board of Directors' decision about denial to add the issue to the agenda of the General Corporation Shareholders' Meeting or about denial to include the candidate into the list of candidates for voting to elect the respective Corporation body as well as evasion of the Board of Directors from decision-making may be appealed against in the Court.

The Corporation Board of Directors is not entitled to amend the wordings of issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting and the wordings of decisions taken as regards those issues.

Apart from the issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting by Shareholders, or if there are no such proposals, no candidates, or the number of candidates nominated by Shareholders for formation of the respective body is insufficient, then the Board of Directors of the Corporation is entitled to include issues into the agenda of the General Corporation Shareholders' Meeting or candidates into the list of candidates at its own discretion.

The list of persons entitled to get familiarized with the information (materials) provided for preparation and holding of the General Issuer's Shareholders' Meeting and the procedure of getting familiarized with such information (materials) are as follows:

In accordance with Items 15.1., 15.2., 15.3., 15.4 of the Issuer's Charter notification about the General Corporation Shareholders' Meeting holding shall be sent not later than 30 (thirty) days before, and notification as regards holding the General Corporation Shareholders' Meeting whose agenda contains the issue on the Corporation reorganization shall be sent not later than 40 (forty) days before the date of such Meeting.

In the case foreseen by Item 2 of Article 53 of the Federal Corporation Law notification about an General Corporation Shareholders' Meeting holding shall be sent not later than 60 (sixty) days before its date.

Within the terms stipulated notification about the General Corporation Shareholders' Meeting holding shall be sent to each person mentioned in the list of persons entitled to participate in the General Corporation Shareholders' Meeting by means of sending written notices (registered letters, telex messages, fax messages) personally to the addresses given in the Register; those notice shall be handed over to the said persons personally against receipt, or by means of publishing in Vostochno-Sibirskaya Pravda newspaper as well as in other mass-media including electronic ones; these mass-media shall be chosen by the Board of Directors; notification can also be transmitted by means of sending it to Shareholders' addresses in electronic mode provided they have expressed their will to get such messages in this mode.

In the notice about the General Corporation Shareholders' Meeting holding the following data shall be given:

- Full Corporation name and the Corporation location;
- The form of the General Corporation Shareholders' Meeting holding (a meeting or absentee voting);
- The date, place (postal address), time of the General Corporation Shareholders' Meeting holding; if in accordance with Item 3 of Article 60 of the Federal Corporation Law completed bulletin forms may be sent to the Corporation, the postal address those forms to be sent at shall be given; if the General Corporation Shareholders' Meeting is held in the form of absentee voting, the voting bulletin forms acceptance completion date and the postal address those forms to be sent at shall be given;
- The General Corporation Shareholders' Meeting participants registration commencement time;
- The date of drawing up a list of persons entitled to participate in the General Corporation Shareholders' Meeting;
- The General Corporation Shareholders' Meeting agenda;
- The procedure of familiarization with information (materials) subject to be presented in the course of preparation for the General Corporation Shareholders' Meeting holding and the address (addresses) where this information is available.

The following pieces of information (materials) subject to be presented to the persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting holding shall be available:

- Annual accounting report including the Corporation Auditor conclusion and the Corporation Auditing Committee conclusion as per the results of the annual accounting report auditing;
- Information about the candidate (candidates) to be given to the individual executive body of the Corporation, to the Corporation Board of Directors, to the Corporation Auditing Committee and to the Corporation Returning Board;
- The draft of amendments and additions introduced into the Corporation Charter or the Corporation

Charter draft new version, or drafts of internal Corporation documents, or drafts of the general Corporation Shareholders' Meeting decisions;

- Analytical research and mass-media materials;
- The Corporation Annual Report;
- Conclusion of the Corporation Auditing Committee as regards adequacy of the data included into the Corporation Annual Report;
- The following documents approved by the Board of Directors: the Board of Directors' Report on the work done covering the reported period; the Report on Fulfillment of the Corporative Conduct Code; the Report on application of the Reserve Fund and of the Corporation Development Fund.
- Recommendations of the Board of Directors of the Corporation as regards profit distribution including dividend rate paid per the Corporation share and the procedure of its payment as well as the Corporation losses as per the results of the fiscal year; recommendations as regards assignment of assets to the Corporation Development Fund (stating the value of the assets assigned for certain utilization purposes, including remuneration for the Board of Directors members, for the Auditing Committee members and for the Corporation executive bodies members and/or compensation of expenses related to performance of the Board of Directors members' and the Auditing Committee members' functions).

The additional information to be necessarily provided to persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for this Meeting, provided the agenda thereof contains the issue related to the Board of Directors of the Corporation members election, the Corporation President election, the Corporation Auditing Committee members election and the Corporation Returning Board members election is as follows: information concerning availability or lack of the written consent of the candidates nominated to be elected to a respective Corporation body and the data about the candidates in accordance with Article 14.1 of this Charter.

In addition the following documents approved by the Board of Directors shall be enclosed to the Corporation Annual report: the Report on the Development Fund Assets utilization, the Report on the Board of Directors performance and on the Corporative Conduct Code fulfillment.

The following documents shall be deemed additional information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting with the agenda including the issues, which being voted may result in accrual of the Corporation shares redemption right:

- The Report of the independent valuator as regards market value of the Corporation shares if redemption requirement for these shares may be made to the Corporation;
- Calculation of the Corporation net wealth value as per the data of the Corporation Accounting Report covering the last completed reported period;
- Minutes (an extract from the Minutes) of the Board of Directors of the Corporation Meeting, at which the decision was brought as regards fixing the price for the Corporation shares redemption with indication of the shares redemption price.

The following information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting while preparing to hold the General Corporation Shareholders' Meeting with the agenda including the issue of the Corporation reorganization, shall be deemed additional:

- Rationale of the Corporation reorganization conditions and procedure included into the division, segregation or transformation decisions, or in the Contract on merger or affiliation approved (adopted) by the authorized Corporation body;
- Annual Reports and Annual Accounting Report of all the organizations participating in reorganization, during the 3 (Three) completed fiscal years preceding the date of the General Corporation Shareholders' Meeting, or the above documents covering each completed fiscal year from the moment of the organization establishment, if the organization has been performing for less than 3 years;
- Quarterly accounting reports of all the organizations participating in reorganization covering the last completed quarter preceding the date of the General Corporation Shareholders' Meeting.
- The list of additional information (materials) which shall be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation of the General Corporation Shareholders' Meeting may be fixed by the Federal securities market executive body.

When giving information matter to Shareholders it shall be said to which issue of the agenda of the General Corporation Shareholders' Meeting they are related to.

Information (materials) described in this paragraph shall be provided for persons entitled to participate in the General Corporation Shareholders' Meeting for familiarization in the premises at the address of the Corporation individual executive body and in other places, their addresses being given in the notification about the General Corporation Shareholders' Meeting sent to Shareholders within 20 (twenty) days, or if the General Corporation Shareholders' Meeting with the agenda containing the issue of the Corporation reorganization is to be held – within 30 (thirty) days before the General Corporation Shareholders' Meeting date. Information (materials) foreseen by this paragraph may be provided through Internet. The said Information (materials) shall be accessible for persons participating in the General Corporation Shareholders' Meeting during its holding.

The Corporation shall under the requirement of the person entitled to ticipate in the General Corporation Shareholders' Meeting provide for him/her the copies of the said documents within 5 (five) days from the date when the respective requirement was received by the Corporation. Payment charged by the Corporation for the said copies provision shall not exceed the expenses for their making.

2.2. The Board of Directors of the Corporation

The Board of Directors of the Corporation shall maintain general management of the Corporation performance except for the issues to be decided on, which are under the competence of the General Corporation Shareholders' Meeting.

The Board of Directors of the Corporation consists of 11 persons.

Competence of the Board of Directors of the Corporation in accordance with this Charter (Clause 18 of the Charter) is as follows:

1. Determination of development strategy and priority activities of the Company;
2. Convening of the annual and extraordinary General Shareholders' Meetings, excluding cases specified in Clause 55 c. 8 of the Federal law "On joint stock companies";
3. Approval of the agenda of the General Shareholders' Meeting;
4. Determination of the date for making a list of persons entitled to participate in the General Shareholders' Meeting and other matters dealing with preparation for and holding of the General Shareholders' Meeting delegated into the competence of the Board of directors in accordance with provisions of Chapter VII of the Federal law "On joint stock companies".
5. Increase of the Authorized capital by means of placing additional shares within the quantity and categories (types) of authorized shares;
6. Placement of bonds and other issued securities in cases specified in the Federal law "On joint stock companies";
7. Determination of the price (money value) for the property, the price for placing and repurchase of issued securities in cases specified in the Federal law "On joint stock companies";
8. Purchase of shares, bonds and other securities placed by the Company in cases specified in the Federal law "On joint stock companies" and the present Charter;
9. Nomination of a candidate (candidates) to the post of the Company Auditor, recommendations for the amount of fees and refunds to be paid to the members of the Company Auditing Committee and determination of the fee of the Company Auditor.
10. Recommendations for the amount of the dividend and the dividend payment procedure;
11. Application of reserve fund and other funds of the Company;
12. Adoption of internal documents of the Company excluding those adoption of which is in the competence of the General Shareholders' Meeting in accordance with the Federal law "On joint stock companies" as well as other internal documents which are to be adopted by the President according to provisions of the present Charter;
13. Creation (liquidation) of branches and set up (shutdown) of representative offices of the Company, adoption of the Regulations on branches and representative offices, approval of nominees to the posts of heads of branches and representative offices at the suggestion of the President;
14. Approval of large transactions in cases specified in Chapter X of the Federal law "On joint stock companies";
15. Approval of transactions specified in Chapter XI of the Federal law "On joint stock companies";
16. Approval of the Company Registrar and the terms of the contract concluded with him, as well as termination of the contract with the Registrar;
17. Proponing matters specified in sub clauses 2, 3, 6 and 15-20 of clause 12.3 of the present Charter for Decision of the General Shareholders' Meeting;
19. Approval of organizational structure of the Company and the candidature of the Chief accountant as advised by the President of the Company;
20. Determination of the amount of fees and refunds paid to the President, members of the Executive committee and the Chief accountant of the Company;
21. Determination of fund finance generation procedure, approval of the annual report on application of finance of the funds;
22. Appointment of the members of the collective executive body (the Executive committee) at the suggestion of the individual executive body (the President), pre-term dismissal of members of the Executive committee of the Company, making decisions regarding rewards and imposition of disciplinary penalty on the members of the Executive committee;
23. Approval of the main financial and economic activities of the Company, appropriate budgets and limits for the forthcoming calendar year not later than on December 31 of the current year;
24. Approval of the financial and economic plan at the suggestion of the President, including but not

limited to the planned expenses and revenues for each direction of the Company activities;

25. Creation of the risk management system, approval of the Company internal procedures regulating risk management, ensurance of their observance, efficiency analysis and improvement of such procedures;

26. Appointment of the Corporate secretary of the Company (hereinafter "Secretary of the Company");

27. Settlement of internal corporate conflicts;

28. Control of operating efficiency of the individual executive body (the President) of the Company;

29. Determination of terms and conclusion of contracts with the President and the members of the Executive committee;

30. Creation of policy of price setting for products manufactured by the Company and services rendered by it;

31. Preparation of suggestions concerning alterations in the Charter of the Company and bringing them up for consideration of the General Shareholders' Meeting;

32. Preliminary approval of annual reports, annual financial reporting, including reports on profits and losses (surplus and loss accounts) of the Company as well as distribution of profit, including payment (announcement) of dividends, excluding the profit distributed as dividends according to results of the first quarter, half-year, nine months of financial year, and losses of the Company according to results of financial year no later than 30 (thirty) days before the date of holding the shareholders' annual General meeting;

33. Preparation of suggestions concerning settlement of transactions, which are to be approved by the Decision of the General Shareholders' Meeting;

34. Approval of annual reports on work executed by the Board of directors and observance of the Code of corporate conduct of the Company;

35. Decision making (instructions preparing) on voting procedure on the shareholders' meeting of subsidiaries re liquidation or reorganization of that.

36. Decision approval in accordance with bankruptcy legislation, except decisions, which have to be approved by the Issuer or Issuer's authority in accordance with bankruptcy legislation, and except the decisions which have to be approved by General shareholder meeting

37. Other questions, created by Federal Law "On joint stock companies" and this Charter.

2.3. The Corporation Executive Bodies

Management of the Corporation current activities shall be implemented by the individual executive body (The Corporation President) and by the collective executive body (The Executive Committee) of the Corporation. The Corporation executive bodies report to the Board of Directors of the Corporation and to the General Corporation Shareholders' Meeting.

The Corporation President shall be elected by the General Corporation Shareholders' Meeting for the 3 (three) year term, from the date of the General Corporation Shareholders' Meeting at which he/she was elected till the date of the third Annual General Corporation Shareholders' Meeting (hereinafter referred to as the date of the Third General Corporation Shareholders' Meeting), and he/she may be appointed for the next terms unlimited number of times. If 3 (three) calendar years from the date of the Corporation President election date expire earlier than the date of the Third General Corporation Shareholders' Meeting comes, the Corporation President's authorities shall automatically be prolonged until this date comes.

The General Corporation Shareholders' Meeting is entitled to take the decision as regards early cancellation of the Corporation President's authorities any time.

The Corporation President' competence covers all the issues related with the Corporation current performance management (Clause 20 of the Charter) except for the issues being covered by competence of the General Corporation Shareholders' Meeting, of the Board of Directors of the Corporation and the Executive Committee.

The CEO acts on behalf of the Company without any letter of attorney; he performs the following functions:

1. Handles the property of the Company to provide for its current activities within the limits specified by the present Charter and internal documents of the Company;

2. Represents interests of the Company in Russia and abroad;

3. Organizes work of the Executive committee, presides at its meetings;

4. Submits proposals on appointment and dismissal of the members of the Executive committee for the meetings of the Board of directors;

5. Suggests nominees to the posts of the Chief Accountant and heads of branches and representative offices of the Company for approval at the meetings of the Board of directors;

6. Distributes duties among his assistants (First Vice-President , Senior Vice-President , Vice-President 's) and members of the Executive committee;

7. Represents the opinion of the collective executive body (the Executive committee) at the meetings of the Board of directors;

8. Quarterly submits for consideration of the Board of directors quarter plans of work of the collective executive body (the Executive committee) and reports on their execution. The form of such plans and reports is determined by the Board of directors in accordance with internal documents of the Company;

9. Organizes execution of Decisions of the General Shareholders' Meeting, the Board of directors and the collective executive body (the Executive committee) of the Company;

10. Performs transactions on behalf of the Company, independently within the limits of his competence or after their approval by the General Shareholders' Meeting, the Board of directors or the Executive committee of the Company according to procedure determined by the Federal law "On joint stock companies", the present Charter, and internal documents of the Company;

11. Issues orders and gives directions subject to compulsory implementation by all employees of the Company, issues letters of attorney to officials of the Company;

12. Submits reports on financial and economic activities of the Company to the agencies of State administration;

13. Works out and submits for approval of the Board of directors the project of the main financial and economic activities of the Company and appropriate budgets and limits for the following year not later than on December 1 of the current year;

14. Quarterly submits to the Board of directors' reports on execution of the Company budget;

15. Determines organizational structure of the Company;

16. Opens bank clearing accounts and other bank accounts;

17. Determines the Company accounting policies;

18. Concludes the collective contract and ensures execution of its terms;

19. Approves of the personnel list and salary schedule limits, concludes employment agreements with employees of the Company;

20. Approves of internal documents of the Company directly connected with realization by the President of the matters in his competence as specified in the present Charter;

21. Performs other functions necessary to achieve the goals of the Company activities and ensure its normal work in accordance with RF legislation, the present Charter and internal documents of the Company.

Management of the Corporation current activities shall be implemented by the Executive Committee within the competence limits set by the legislation of the Russian Federation, by the Charter and by the Provision for the Corporation Executive Committee.

The Corporation Executive Committee members except for the Corporation President shall be appointed by the Board of Directors of the Corporation upon nomination of the Corporation President for the 3 (Three) year term in accordance with the Corporation Charter, with the Provisions for the Collective Executive Body (the Corporation Executive Committee) and with other Corporation internal documents.

The Board of Directors of the Corporation shall define the number of the Executive Committee members.

The Board of Directors of the Corporation is entitled to bring a decision as regards early cancellation of the Corporation collective executive body members (the Executive Committee) and as regards formation of the new Corporation collective executive body (the Executive Committee).

The Executive Committee shall be entitled to settle the following issues related to the Corporation activities (Clause 21 of the Charter):

1. Determine the investment policy regarding assets of the Company and assets belonging to its dependent and subsidiary companies.

2. In accordance with the plan of work of the Board of directors annually submit for approval of the Board short-term and long-term strategy of the Company development, financial and economic plan, suggestions on planned financial and economic figures for the following year.

3. In accordance with working plan of the Executive committee approve of the report on results of activities of structural subdivisions (service, branches and representative offices) for the appropriate period (reporting quarter) and operational plan for structural subdivisions for the forthcoming period, approve of the budget of structural subdivisions (core and minor activities). It should be done quarterly at the regular meeting of the Executive committee.

4. Consider and approve of projects of the personnel list and organizational structure of the Company at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

5. Consider and approve of projects of the official salaries and evaluated wage rates at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

6. Approve of the nominees to vacant positions of the Company management (First Vice-President, Senior Vice-President, Vice-President, head of department, head of direction, heads of branches and representative offices) at the suggestion of the CEO.

7. Approve of a transaction (including loan, credit, pledge, warrantee) or several interrelated transactions for the sum from 10% (ten per cent) to 25% (twenty-five per cent) of the Company balance sheet assets, determined

according to the data of financial reporting for the latest reporting date.

8. Make decisions on participation in other organizations in case the Company owns (or will own) 10% (ten) and more per cent of voting shares (equity stakes, ordinary shares) of the said organizations.

9. Appoint persons who represent the Company at the meetings of shareholders (participants) of dependent and subsidiary enterprises of the Company.

10. Make proposals concerning the agenda of meetings of executive bodies of dependent and subsidiary enterprises of the Company.

11. Control generation and application of reserve fund and other funds of the Company made of net profit of the Company.

12. Settle other matters regarding the Company activities in accordance with Decisions of the General Shareholders' Meetings, the Board of directors, as well as issues brought up for consideration by the CEO of the Company.

3. Information about the persons being the members of the Corporation Executive Bodies

Individual Executive Body - The Corporation President		
1	DEMCHENKO Oleg Fedorovuch	*1944*

Board of Directors (25 June 2007 – 19 June 2008)

NN	Surname, First name, Patronymic	Year of Birth
1	FEDOROV Alexej Innokentyevich – *Chairman*	*1952*
2	DEMCHENKO Oleg Fedorovich – *Vice-chairman*	*1944*
3	ARUTUNOV Nikolay Bagratovich	*1964*
4	BEZVERKHNIY Valeriy Borisovich	*1959*
5	VLASOV Vadim Igorevich	*1964*
6	KOVALKOV Vladimir Vasil'evich	*1952*
7	LYAMTSEV Evgeniy Vladimirovich	*1970*
8	PETROV Maxim Valer'evich	*1976*
9	POGOSYAN Mikhail Aslanovich	*1956*
10	CIVILEV Sergey Victorovich	*1961*

Board of Directors (20 June 2008 - 30 June 2008)

NN	Surname, First name, Patronymic	Year of Birth
1	FEDOROV Alexej Innokentyevich – *Chairman*	*1952*
2	DEMCHENKO Oleg Fedorovich – *Vice-chairman*	*1944*
3	ARUTUNOV Nikolay Bagratovich	*1964*
4	BEZVERKHNIY Valeriy Borisovich	*1959*
5	VEPREV Alexander Alekseevich	*1951*
6	VLASOV Vadim Igorevich	*1964*
7	KOVALKOV Vladimir Vasil'evich	*1952*
8	LYAMTSEV Evgeniy Vladimirovich	*1970*
9	POGOSYAN Mikhail Aslanovich	*1956*
10	SLIVCHENKO Andrey Andreevich	*1975*
11	CHEMEZOV Sergey Victotovich	*1952*

Board (24 June 2005 – 02 October 2007)

NN	Surname, First name, Patronymic	Year of Birth
1	DEMCHENKO Oleg Fedorovich - *Chairman*	*1944*
2	BEZVERKHNY Valeriy Borisovich	*1959*
3	VASILENKO Sergey Ivanovich	*1956*
4	VEPREV Alexander Alekseevich	*1951*
5	DOLJENKOV Nikolay Nikolaevich	*1956*
6	KOBZEV Victor Anatol'evich	*1949*
7	KOVALKOV Vladimir Vasil'evich	*1952*
8	SAUTOV Vladimir Nilovich	*1954*
9	SMEKHOV Sergey Constantinovich	*1965*
10	CIVILEV Sergey Victorovich	*1961*

Board (3 October 2007 – 30 June 2008)

NN	Surname, First name, Patronymic	Year of Birth
1	DEMCHENKO Oleg Fedorovich - *Chairman*	*1944*
2	BELOV Anatoliy Georgievich	*1952*
3	VEPREV Alexander Alekseevich	*1951*
4	DOLJENKOV Nikolay Nikolaevich	*1956*
5	ELISEEV Dmitriy Anatolevich	*1969*
6	KOBZEV Victor Anatol'evich	*1949*
7	KOVALKOV Vladimir Vasil'evich	*1952*
8	MEDVEDEV Alexander Alekseevich	*1952*
9	SAUTOV Vladimir Nilovich	*1954*
10	SMEKHOV Sergey Constantinovich	*1965*
11	CHIRIKOV Vladimir L'vovich	*1950*

4. Information about the authority of the Company:

4.1. Information about the persons being the members of the Board of Directors:

FEDOROV Alexej Innokentyevich

Year of birth: *1952*
Educational background: *higher education, Irkutsky Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 - 2005*
Organization: *Irkut Corporation, JSC*
Position: P*resident of the Company, member of the Board of Directors*

Period: *2005 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Chairman of the Board of Directors*

Period: *2004 – 2007*
Organization: *FSUE RAC "MIG"*
Position: *General Director*

Period: *2004 – present time*
Organization: *"FTC Company", CJSC*
Position: *The Chairman of the Board of Directors*

Period: *2005 – 2007*
Organization: *"Beriev Aircraft Company*", JSC
Position: *Chairman of the Board of Directors*

Period: *2006 – present time*
Organization: *"Sukhoy Company", JSC*
Position: *Chairman of the Board of Directors*

Period: *2005 – 2007*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *The Chairman of the Board of Directors*

Period: *2005 – present time*
Organization: *"Nijegorodsky Aviation Plant "Sokol", JSC*
Position: *The Chairman of the Board of Directors*

Period: *2006 – present time*
Organization: *"Ilushin Finance Co", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *President of the Company*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *"Financial Leasing Company", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

DEMCHENKO Oleg Fedorovich – Sole authority of the Company

Year of birth: *1944*
Educational background: *higher education, Kuibyshev Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2003*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *President of the Company – Chairman of the Board of Directors*

Period: *2004 – 2005*
Organization: *Irkut Corporation, JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *General Director*

Period: *2005 – present* time
Organization: *Irkut Corporation, JSC*
Position: *President of the Company – Chairman of the Board – Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ARUTUNOV Nikolay Bagratovich

Year of birth: *1964*
Educational background: *higher education, Lomonosov Moscow State University*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2005*
Organization: *"Ray, Man and Gor Securities", JSC*
Position: *Director*

Period: *2005-2006*
Organization: *"EvrazHolding", LLC*
Position: *Director of the Department on communication with inverstors, public and mass media*

Period: *2006 – present time*
Organization: *"NCH Advisors, Ink"*
Position: *Head of Analytical department*

Period: *2007 - at present*
Organization: *Irkut Corporation, JSC*
Position: *member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

BEZVERHNIY Valeriy Borisovich

Year of birth: *1959*
Educational background: *higher education, Ukrainian University of Water Industry Engineers (1981), The Russian Academy for Foreign Trade (1992)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003-2004*
Organization: *Irkut Corporation, JSC*
Position: *Senior Vice-President on planning and business developmenmt, Chairman of the Board of Directors*

Period: *2004 - 2007*
Organization: *Irkut Corporation, JSC*
Position: *Senior Vice-President*
Period: *2004 - 2007*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2000 - 2007*
Organization: *Beriev Aircraft Company, JSC*
Position: *Member of the Board of Directors*

Period: *2001 - 2004*
Organization: *"FTC Company", CJSC*
Position: *President of the Company*

Period: *2003 - 2007*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present time*
Organization: *Nonprofit partnership "United Aircraft Consortium"*
Position: *President of the Company*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Executive Vice-President on corporate development*

Period: *2006 – present time*
Organization: *"Ilushin Finance Co", JSC*
Position: *Member of the Board of Directors*

Period: *2007 – present time*
Organization: *"Financial Leasing Company", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Voronej Aircraft Corporation", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Ilushin Aviation Complex",CJSC*

Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Taganrog Aviation", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Aviation Holding Company "Sukhoy", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Transnational Aircraft Company "Ilushin", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Company FTC", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"FTC-Invest Company", CJSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Irkut-Invest", LLC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

VLASOV Vadim Igorevich

Year of birth: *1964*
Educational background: *higher education, Moscow Aviation Institute (1987)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2003*
Organization: *"Siemens", LLC*
Position: *Deputy Director General – Head of department*

Period: *2003 – present time*
Organization: *"EADS", LLC*
Position: *General Director*

Period: *2006 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KOVALKOV Vladimir Vasil'evich

Year of birth: *1952*
Educational background: *higher education, Irkutsk Polytechnical Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2002*
Organization: *"IAPO", JSC*
Position: *General Director*

Period: *2002 –2008*
Organization: *Irkut Corporation, JSC*
Position: *General Director – Senior Vice-President on manufacturing*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on manufacturing and cooperation*

Period: *2002 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2004 – present time*
Organization: *"ATS-32", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present time*
Organization: *Non-government Pension Fund "Irkut"*
Position: *Chairman of the Supervisory Board*

Period: *2005 – present time*
Organization: *"Techsevisavia", JSC*
Position: *Chairman of the Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

LYAMTSEV Eugeniy Vladimirovich

Year of birth: *1970*
Educational background: *higher education, Lomonosov Moscow State University (1996)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 – present time*
Organization: *Design Bureau "RusRegionBank", JSC*
Position: *Head of Department (stock exchange transactions)*

Period: *2006 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*
Period: *2007 – present time*
Organization: *"UK Rosbank", LLC*
Position: *Vice-President*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

VEPREV Alexander Vasilievich

Year of birth: *1951*
Educational background: *higher education, Irkutsk Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – 2007*
Organization: *Irkut Corporation*
Position: *Technical Director*

Period: *2004 – present time*
Organization: *"Aerocom", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut –Remstroy", LLC*
Position: *Chairman of the supervisory board*

Period: *2004 – present time*
Organization: *"Irkut – Stanko-service", LLC*
Position: *Chairman of the supervisory board*

Period: *2004 – present time*
Organization: *"Energocenter "Irkut", LLC*
Position: *Chairman of the Supervisory board*

Period: *2004 – present time*
Organization: *Irkut Corporationk, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *Irkut Corporation, JSC*
Position: *General Director, Irkutsk Aviation Plant*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

PETROV Maxim Valer'evich

Year of birth: *1976*
Educational background: *higher education, Permian State University (1998)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2003*
Organization: *Solikamsk magnesium plant*
Position: *Adviser director general of legal matters*

Period: *2003-2005*
Organization: *"Irkut Corporation", JSC*
Position: *Head of Corporate governance department*

Period: *2005 – present time*
Organization: *Nonprofit partnership "United Aircraft Consortium"*
Position: *Directon on legal matters*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

POGOSYAN Mikhail Aslanovich

Year of birth: *1956*
Educational background: *higher education, Moscow Aviation Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2003*
Organization: GUE *"AVPK SUKHOY"*
Position: *General Director*

Period: 1999 – *present time*
Organization: *"Sukhoy Design Bureau", JSC*
Position: *General Director*

Period: *2003 – present time*
Organization: *"Sukhoy Company", JSC*
Position: *General Director*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2002 – present time*
Organization: *"Sukhoy Company", JSC*
Position: *Member of the Board of Directors*

Period: *2002 – present time*
Organization: *Sukhoy Design Bureau, JSC*
Position: *Member of the Board of Directors*

Period: *2002 – present time*
Organization: *KnAAPO" JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

SLIVCHENKO Andrey Andreevich

Year of birth: *1975*
Educational background: *higher education, International University in Moscow (1998)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 – 2003*
Organization: *"Ilim Palp Enterprises", CJSC*
Position: *Director on corporate finance and relations with investors*

Period: *2003 – 2007*
Organization: *"Pharmacy Chain 36'6", JSC*
Position: *Director on corporate finance and relations with shareholders*

Period: *2005 – present time*
Organization: *Nonprofit partnership "United Aircraft Consortium"*
Position: *Director on legal matters*

Period: *2008 – present time*
Organization: Irkut Corporation, JSC
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

CIVILEV Sergey Viktorovich

Year of birth: *1961*
Educational background: *higher education, Irkutsk polytechnical institute (1983), Academy of international business (1996)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2003*
Organization: *Irkutsk aircraft manufacturing company, JSC*
Position: *Vice-president on corporate economy and finance*

Period: *2003-2004*
Organization: *"Irkut Corporation", JSC*
Position: *Senior Vice-President on corporate finance and information management system*

Period: *2004 – 2004*
Organization: *"Irkut Corporation", JSC*
Position: *Senior Vice-President on corporate economy and finance*

Period: *2004 – present time*
Organization: *"RSK "MiG", FSUE*
Position: *First deputy director general – General designer*

Period: *2003 – 2004*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board of Director*

Period: *2005 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Chairman of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

CHEMEZOV Sergey Victorovich

Year of birth: *1952*
Educational background: *higher education, Irkutsk Institute of National economy (1975), RF Armed Forces General Staff Military Academy (2001).*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2004*
Organization: *FSUE "Rosoboronexport"*
Position: *First Deputy Director General*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2004 – 2007*
Organization: *FSUE "Rosoboronexport"*
Position: *General Director*

Period: *2007 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2007 – present time*
Organization: *State Corporation "Rostechnologii"*
Position: *General Director*

Period: *2003 – present time*
Organization: *"OPC "Oboronprom", JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"Avtovaz", JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"VSMPO-AVISMA Corporation", JSC*
Position: *Chairman of the Board of Directors*

Period: *2003-2007*
Organization: *"AHC "Sukhoy", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – 2007*
Organization: *"Concern PVO "Almaz-Antey", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – 2008*
Organization: *"KAMAZ", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – present time*
Organization: *"KAMAZ", JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"Kazan optical-mechanics plant", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – 2007*
Organization: *"Kazan helicopter plant", JSC*

Position: *Member of the Board of Directors*

Period: *2003 – 2007*
Organization: *"Moscow helicopter plant under the name of M.V.Mil", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – 2007*
Organization: *"Kamov", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – present time*
Organization: *"RusSpecStal", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

4.2. Information about the persons being the members of the Board:

DEMCHENKO Oleg Fedorovich – Chairman of the Board

Year of birth: *1944*
Educational background: *higher education, Kuibyshev Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2003*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *President of the Company – Chairman of the Board of Directors*

Period: *2004 – 2005*
Organization: *Irkut Corporation, JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *General Director*

Period: *2005 – present* time
Organization: *Irkut Corporation, JSC*
Position: *President of the Company – Chairman of the Board – Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

BELOV Anatoliy Georgievich

Year of birth: *1952*
Educational background: *higher education, Tomsk institute of automated systems of control and radiolecronics (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998-2007*
Organization: *"Irkutsk aircraft production enterprise", JSC, Irkut Corporation, JSC*
Position: *Director of Direction, Vice-President*

Period: *2007 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *"RSC "MiG"*
Position: *General Director – General Designer*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

BEZVERHNIY Valeriy Borisovich

Year of birth: *1959*
Educational background: *higher education, Ukrainian University of Water Industry Engineers (1981), The Russian Academy for Foreign Trade (1992)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003-2004*
Organization: *Irkut Corporation, JSC*
Position: *Senior Vice-President on planning and business developmenmt, Chairman of the Board of Directors*

Period: *2004 - 2007*
Organization: *Irkut Corporation, JSC*
Position: *Senior Vice-President*

Period: *2004 - 2007*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *Irkut Corporation, JSC*

Position: *Member of the Board of Directors*

Period: *2000 - 2007*
Organization: *Beriev Aircraft Company, JSC*
Position: *Member of the Board of Directors*

Period: *2001 - 2004*
Organization: *"FTC Company", CJSC*
Position: *President of the Company*

Period: *2003 - 2007*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present time*
Organization: *Nonprofit partnership "United Aircraft Consortium"*
Position: *President of the Company*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Executive Vice-President on corporate development*

Period: *2006 – present time*
Organization: *"Ilushin Finance Co", JSC*
Position: *Member of the Board of Directors*

Period: *2007 – present time*
Organization: *"Financial Leasing Company", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Voronej Aircraft Corporation", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Ilushin Aviation Complex",CJSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Taganrog Aviation", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Aviation Holding Company "Sukhoy", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Transnational Aircraft Company "Ilushin", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Company FTC", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"FTC-Invest Company", CJSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Irkut-Invest", LLC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

VEPREV Alexander Vasilievich

Year of birth: *1951*
Educational background: *higher education, Irkutsk Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – 2007*
Organization: *Irkut Corporation*
Position: *Technical Director*

Period: *2004 – present time*
Organization: *"Aerocom", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut –Remstroy", LLC*
Position: *Chairman of the supervisory board*

Period: *2004 – present time*
Organization: *"Irkut – Stanko-service", LLC*
Position: *Chairman of the supervisory board*

Period: *2004 – present time*
Organization: *"Energocenter "Irkut", LLC*
Position: *Chairman of the Supervisory board*

Period: *2004 – present time*
Organization: *Irkut Corporationk, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *Irkut Corporation, JSC*
Position: *General Director, Irkutsk Aviation Plant*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

VASILENKO Sergey Ivanovich

Year of birth: *1956*
Educational background: *higher education, Kharkiv Aviation Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – present time*
Organization: *Irkutst aviation plant – branch of Irkut Corporation, JSC*
Position: *Unit manager*

Period: *2004 – present time*
Organization: *Non-government pension fund "Irkut"*
Position: *Member of the Supervisory Board*

Period: *2004 – present time*
Organization: *"Aerocom", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0,14%***
Share of ordinary stocks in the authorized capital of the Company: ***0,14%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: *None*

DOLJENKOV Nikolay Nikolaevich

Year of birth: *1956*
Educational background: *higher education, Moskow Order of Lenin Aviation Institute named after Ordjonikidze, (1980)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002-2003*
Organization: *"Sukhoy Design Bureau", JSC*
Position: *General Designer – Director of the programm*

Period: *2003 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *First Deputy Director General – General Designer, Technical Director*

Period: *2004 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ELISEEV Dmitriy Anatol'evich

Year of birth: *1969*
Educational background: *higher education, Moskow State Teechnical University named after Bauman (1992)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2003*
Organization: *Irkut Corporation, JSC*
Position: *Head of Department of Corporate finance*

Period: *2003 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on corporate finance*

Period: *2004 – present time*
Organization: *Irkut Corporatin, JSC*
Position: *Member of the Board*

Period: *2005 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Beta-Air", CJSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2007 – present time*
Organization: *"Phathotron-NIIR" Corporation", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KOBZEV Victor Anatol'evich

Year of birth: *1949*
Educational background: *higher education, Moskow Aviation Institute (1978)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999 – 2002*
Organization: *CJSC "Beta Air"*
Position: *General Director*

Period: *2002 – 2003*
Organization: *"Beriev Aircraft Company", JSC*
Position: *First deputy Director General, Member of the Board of Directors*

Period: *2003 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *General Director, Member of the Board of Directors*
Period: *2002 – present time*
Organization: *"Beta Air", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KOVALKOV Vladimir Vasil'evich

Year of birth: *1952*
Educational background: *higher education, Irkutsk Polytechnical Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2002*
Organization: *"IAPO", JSC*
Position: *General Director*

Period: *2002 –2008*
Organization: *Irkut Corporation, JSC*
Position: *General Director – Senior Vice-President on manufacturing*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on manufacturing and cooperation*

Period: *2002 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2004 – present time*
Organization: *"ATS-32", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present time*
Organization: *Non-government Pension Fund "Irkut"*
Position: *Chairman of the Supervisory Board*

Period: *2005 – present time*
Organization: *"Techsevisavia", JSC*
Position: *Chairman of the Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

MEDVEDEV Alexander Alekseevich

Year of birth: *1952*
Educational background: *higher education, Moscow Aviation Institute named after Ordjonikidze (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1995 - 2005*
Organization: *"State Space Research and Production Engineering Center named under Khrunicev", FSUE*
Position: *First Deputy Director General*

Period: *2005 –2006*
Organization: *Russian State Technological University named under Tsiolkovsky*
Position: *Holder of chair*

Period: *2006 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Senior Vice-President design works*

Period: *2007 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Vice-Chairman of the Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

SAUTOV Vladimir Nilovich

Year of birth: *1954*
Educational background: *higher education, Leningrad State University (1977)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 – 2004*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on external relations*

Period: *2005 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on marketing and external relations*

Period: *2004– at present*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

SMEKHOV Sergej Konstantinovich

Year of birth: *1965*
Educational background: *higher education, Moscow Institute of Steel and Alloys (1987), Russian Distance-Learning finance and economics institute (2000)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001– 2004*
Organization: *Irkut Corporation, JSC*
Position: *Head of Department of internal audit and tax planning*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Chief account*

Period: *2004– present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2004– at present*
Organization: *"Beta air", CJSC*
Position: *Member of Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

CHIRIKOV Vladimir L'vovich

Year of birth: *1950*
Educational background: *higher education, Moskow Institute of light industry (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2004*
Organization: *Irkut Corporation, JSC*
Position: *Head of Corporate development department*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-president on corporate economy*

Period: *2004 – 2005*
Organization: *"Beta Air", CJSC*
Position: *Member of the Board*

Period: *2004 – present time*
Organization: *"ITELA", CJSC*
Position: *Member of the Board of Directors*

Period: *2004– present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Period: 2*004 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Period: *2004– present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

4.3. The President of the Company

DEMCHENKO Oleg Fedorovich

Year of birth: *1944*
Educational background: *higher education, Kuibyshev Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001-2003*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *President of the Company – Chairman of the Board of Directors*

Period: *2004 – 2005*
Organization: *Irkut Corporation, JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *General Director*

Period: *2005 – present* time
Organization: *Irkut Corporation, JSC*
Position: *President of the Company – Chairman of the Board – Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

5. Information about remuneration, preferences and/or compensation of expenses for each Executive body

Remuneration including salaries and wages, bonuses, commission, preferences and/or expenses compensation for IRKUT Board of Directors of the Corporation members for 2002 and 2003 were not paid; other material provisions were not maintained.

Remuneration for IRKUT Board of Directors of the Corporation members starting from 2004 has been regulated by Provisions for Remuneration of IRKUT Corporation Directors approved by the General Corporation Shareholders' Meeting on 26.06.2004.

Remuneration for IRKUT Board of Directors paid by the end of the 3d Q 2007 is 41 310,10 rubles.
Salary – ***None***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges – ***41 310,10 rubles***
Information about existing Agreements concerning payments for Board of Directors members during the Year 2007: ***there are not such agreements.***

Remuneration for IRKUT Board paid by the end of the 3d Q 2007 is 2 908 394,69 rubles.
Salary – ***2* 908 394,69**
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges - ***None***
Information about existing Agreements concerning payments for the Board members during the Year 2007: ***there are not such agreements***.

Remuneration for IRKUT Board of Directors paid by the end of the 4th Q 2007 is 146 520,51 rubles.
Salary – ***None***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges – ***146 520,51 rubles***
Information about existing Agreements concerning payments for Board of Directors members during the Year 2007: ***there are not such agreements.***

Remuneration for IRKUT Board paid by the end of the 4th Q 2007 is 1 931 786,95 rubles.
Salary – ***1 931 786,95***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges - ***None***
Information about existing Agreements concerning payments for the Board members during the Year 2007: ***there are not such agreements***.

Remuneration for IRKUT Board of Directors paid by the end of the 1st Q 2008 is 154 502,96 rubles.
Salary – ***None***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges – ***154 502,96 rubles***
Information about existing Agreements concerning payments for Board of Directors members during the Year 2008: ***there are not such agreements.***

Remuneration for IRKUT Board paid by the end of the 1st Q 2008 is 1 150 576,42 rubles.
Salary – ***1 150 576,42***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges - ***None***
Information about existing Agreements concerning payments for the Board members during the Year 2008: ***there are not such agreements***.

Remuneration for IRKUT Board of Directors paid by the end of 2 Q 2008 is 192 307,29 rubles.
Salary – ***None***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges – **192 307,29 *rubles***
Information about existing Agreements concerning payments for Board of Directors members during the Year 2008: ***there are not such agreements.***

Remuneration for IRKUT Board paid by the end of 2 Q 2008 is 1 194 953,70 rubles.
Salary – **1 194 953,70**
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges - ***None***
Information about existing Agreements concerning payments for the Board members during the Year 2008: ***there are not such agreements***.

6. Information on the structure and competence of the bodies controlling financial and economical activities of the Corporation

In accordance with Item 11.2 of the Charter the following bodies perform control over the Corporation financial and economical activities: the Corporation Auditing Committee and the Corporation Auditor.

6.1. Information about the Corporation Auditing Committee

Procedure of the Auditing Committee performance shall be implemented in accordance with the Provision for Performance of the Corporation Auditing Committee approved by the General Corporation Shareholders' Meeting on 26.06.2004.

In accordance with the Corporation Charter the procedure shall be as follows:

22.2. The Auditing Committee is elected at the annual General Shareholders' Meeting by simple majority vote of shareholders participating in the meeting according to procedure specified in the Regulation of Auditing Committee of the Company for the period till the following annual General Shareholders' Meeting, the number of members is determined in the Regulation of Auditing Committee. The term of powers of the Auditing Committee is from the date of its election by the General Shareholders' Meeting till the date of election of the new membership of the Auditing Committee.

22.3. Powers of individual members or the whole Auditing Committee can be terminated ahead of time upon Decision of the General Shareholders' Meeting for the reasons and in accordance with procedure specified in the Regulation of Auditing Committee.

If the number of members of the Auditing Committee becomes less than a half of those specified in the Regulation of Auditing Committee of the Company the Board of directors must convene an extraordinary General Shareholders' Meeting to elect the new membership of the Auditing Committee. The remaining members of the Auditing Committee perform their functions until the new membership is elected at an extraordinary General Shareholders' Meeting.

22.4. A member of the Auditing Committee can be a shareholder or any person suggested by a shareholder. Members of the Auditing Committee of the Company cannot simultaneously be members of the Board of Directors, the individual executive body (the President), members of the collective executive body (the Executive committee) or members of the Liquidation commission. Shares owned by the members of the Board of Directors or persons holding posts in the executive bodies of the Company cannot participate in voting during elections of the members of the Auditing Committee.

22.5. Scrutiny (audit) of financial and economic activities of the Company considers results of the Company annual activities. Scrutiny (audit) of financial and economic activities of the Company is also performed at any time:

- on initiative of the Auditing Committee itself;
- upon Decision of the General Shareholders' Meeting;
- upon Decision of the Board of directors of the Company;
- upon Decision of the Executive committee of the Company;
- on request of a shareholder (shareholders) who own together no less than 10% (ten per cent) of the Company voting shares.

22.6. On request of the Auditing Committee the persons holding posts in the management bodies of the Company must submit documents on financial and economic activities of the Company.

22.7. The Auditing Committee of the Company is entitled to demand an extraordinary convening of the General Shareholders' Meeting in accordance with Clause 55 of the Federal law "On joint stock companies".

22.8. Upon Decision of the General Shareholders' Meeting fee earnings and (or) refund of charges dealing with execution of their duties can be paid to the members of the Auditing Committee. The amount of such fees and refunds is determined by Decision of the General Shareholders' Meeting in accordance with internal documents of the Company.

6.2. System of internal control over financial and economical activities of the Company

Aiming at accomplishment of internal control over financial and economical activities in August 2001 the Internal Auditing and Taxation Planning Department was formed.

The goals, objectives, structure and functions of the main bodies exercising internal control over the financial and business affairs of IRKUT Corporation are set forth in the Regulations on internal controls over the financial and business affairs of the OJSC «Corporation «Irkut».

The Issuer has the Internal Audit Department being the specialized unit within the Corporation exercising audit and control functions. Regulations on the Internal Audit Department have been submitted for approval.

The Internal Audit Department has the following functions:

· exercises operational audit to evaluate the quality and appropriateness of operational systems and processes for the objectives of the Corporation, scrutinize and assess the sufficiency of organization structures for meeting their objectives, and evaluate manageability of those structures;

· exercises audit of arrangements for legal and regulatory compliance and compliance with regulations of the Corporation to evaluate the quality and appropriateness of legal, regulatory, process and procedure compliance systems, to check compliance by Corporation units with laws and regulations governing business relations, business and financial transactions conducted by Corporation units, providing for security of assets of the Corporation;

· exercises financial audit to assess the reliability of bookkeeping, tax and management accounting systems, the reliability and sufficiency of information generated by such systems for managerial decision-making by the top management of the Corporation;

· exercises audit of business processes to evaluate financial and business results by segments of the business of the Corporation, assess risks of loss of assets, risks of the Corporation and its units committing breach of contract obligations, and evaluate the level of information support for business processes;

· exercises audit of management to evaluate approaches pursued by the management as regards risk assessment and risk prevention control in line with the objectives of the Corporation;

· identifies unused reserves to improve operational efficiency of the Corporation;

· informs the top management of the Corporation on internal audit results, recommends measures to eliminate any irregularities and shortcomings identified, reduce risks and improve operational and management efficiency of the Corporation;

· exercises monitoring to ensure that heads of units of the Corporation duly comply with recommendations based on audits conducted.

Key officials of the Department are

Evgeny Genrikhovich Maletsky, Director of the Internal Audit Department

The Internal Audit Department was formed in 2002.

The Internal Audit Department is currently being staffed. Functions of the Internal Audit Department with respect to the outside auditor (as per Section 11 of the Regulations on the Internal Audit Department):

Outside audit for the Corporation is conducted by an auditor approved by the General Meeting of the shareholders in the Corporation.

The Director of the Internal Audit Department is responsible for general arrangements for outside audit to be conducted in the Corporation, including separate subdivisions of the Corporation, and providing general coordination of contacts between the Corporation and the outside auditor on outside audit issues.

Information on the Issuer's internal document providing rules for preventing use of insider information.

7. Information about the persons included into the bodies controlling financial and economical activities of the Issuer

BAIKEEVA Ludmila Borishovns

Year of birth: *1963*

Educational background: *higher education, Moscow State Technology Academy (1991)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002-2006*
Organization: *Irkut Corporation, JSC*
Position: *Head of Accounting Sector*

Period: *2006-present time*
Organization: *Irkut Corporation, JSC*
Position: *Head of Sector of IFRS subsidiaries accounts*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

EMELIYNOV ***Nikolay Evgenievich***

Year of birth: *1965*
Educational background: *higher education, Moscow state University (1994)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2000 – 2002*
Organization: *"Sukhoy Company", JSC*
Position: *Chief legal adviser*

Period: *2002 – 2004*
Organization: *Moreville Management Ltd.*
Position: *Consultant*

Period: *2004 – present time*
Organization: *"Finance - Analytic", CJSC*
Position: *Legal advisor*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

IVANOVA Nadezda Vladimirovna

Year of birth: *1955*
Educational background: *higher education, Irkutsk institute of national economy (1977)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 –present time*
Organization: *Irkut Corporation, JSC*
Position: *Head of Internal audit department in Irkutsk Aviation Plant – subsidiaty of Irkut Corporation*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KANASHENOK Vasilij Vasilyevich

Year of birth: *1963*
Educational background: *higher education, Irkutsk State University (1989), Irkutsk State Economical Academy (1997)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Head of Property Management Department*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KRUPSKAYA Elena Alexandrovna

Year of birth: *1969*
Educational background: *higher education, Moscow Aviation Institute (1992), Moscow Technological College (1999)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2000 - 2005*
Organization: *"Unikon/MS Consulting group" JSC ("BDO Unikon Consulting", CJSC)*
Position: *Director of accounting consulting*

Period: *2005 - 2006*
Organization: *"FBK", LLC*
Position: *Head of Financial consuting department*

Period: *2006 - 2007*
Organization: *Non-profit partnership "United Aircraft Consortium"*
Position: *Director on project management*

Period: *2007 - present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Deputy Director of Corporate management department*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KONOSOV Sergey Nikolaevich

Year of birth: *1976*
Educational background: *higher education, Ulyanovsk state university (1998, 2006)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 - 2005*
Organization: *"Aviastar-SP", CJSC*
Position: *Deputy Secretary of the Board of Directors*

Period: *2005 - 2006*
Organization: *"Aviastar – Training center", LLC*
Position: *Member of the Board of Directors*

Period: *2005 - 2006*
Organization: *"ALK "Tupolev", LLC*
Position: *Member of the Board of Directors*

Period: *2005 - 2007*
Organization: *"Aviastar – JV", CJSC*
Position: *Secretary of the Board of Directors*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Deputy Director Corporate Management Department*
Period: *2008 – present time*
Organization: *"TAVIA", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

LYZINA Inna Sergeevna

Year of birth: *1981*
Educational background: *higher education, State University – High economy school (2003)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 - 2004*
Organization: *"3d Special construction department", JSC*
Position: *Legal adviser*

Period: *2004 - 2006*
Organization: *"AHC "Sukhoy", JSC*
Position: *Legal adviser*

Period: *2006 - 2007*
Organization: *"Complex "ORLENOK", JSC*
Position: *Chief legal adviser*

Period: *2007 – present time*
Organization: *"AHC "Sukhoy", JSC*
Position: *Head of Department on corporate development and property management*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

CHIRKIN Dmitriy Nikolaevich

Year of birth: *1976*

Educational background: *higher education, State Academy of Consumer Goods and Services (1998)*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2007*
Organization: *"Power Machines", JSC*
Position: *Deputy Chief accountant*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Chief accountant*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ROMANOVSKIY Roman Viktorovich

Year of birth: *1976*

Educational background: *higher education, Saint-Petersburg State engineer-economical academy*

All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 - 2006*
Organization: *"KDK", CJSC*
Position: *Head of Strategy planning department*

Period: *2006 – 2007*
Organization: *"Balkrs", LLC*
Position: *Commercial director*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Deputy Director on corporate finance*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

8. Information about remuneration, preferences and/or compensation of expenses as regards the body controlling financial and economical activities of the Issuer

Remuneration including wages and salaries, bonuses, commission, preferences and/or compensation of expenses to IRKUT Corporation Auditing Committee members for 2002 and 2003 were not paid; other property compensations were not granted.

Remuneration to IRKUT Corporation Auditing Committee members starting from 2004 have been regulated by Provision for payment of remuneration and compensations to the Auditing Committee members, this Provision being approved by the General Corporation Shareholders' Meeting dated 26.06.2004.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2005 is 34 406,52 rubles.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2006 is 15 000,00 rubles.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2007 is 59 000,00 rubles.

Remuneration to IRKUT Corporation Auditing Committee members by the end 2Q 2008 was not paid.

9. Information about commercial organizations in which the Company owns at least 5 per cent of the authorized capital stock or at least 5 per cent of shares

By the end of the 3rd quarter 2007

1. Full and abbreviated Company names: Closed Joint-Stock Company "Beta Air", "Beta Air", CJSC
Location: Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16
Share of the Company in the authorized capital of the legal entity 73,40%
Share of ordinary stocks of the enterprise held by the Company 73,40%
Share of participation in the authorized capital of the Company: none
Share of ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Eliseev D.A. (the Chairman)
Year of birth – 1969
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Gurenko R.L.
Year of birth – 1972
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kuleshov A.A.
Year of birth – 1960
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Petsetakis M.K.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Smekhov S.K.
Year of birth – 1965
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Shakun A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Gurenko R.L. – Chief executive
Year of birth – 1972
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Closed Joint-Stock Company "Intellectual technoloty of vehicle", "ITELA", CJSC
Location: Russia, 152920, the Yaroslavl Region, Rybinsk, Pobedy boulevard, 5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Romanov I.V.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Morgin A.V.
Year of birth – 1945
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kirechko M.V.
Year of birth – 1968
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Closed Joint-Stock Company "Techservisavia", "Techservisavia", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, bld.1
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Kovalkov V.V.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0,000001%
Share of Ordinary stocks in the authorized capital of the Company: 0,000001%

Mikhailova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Rogozin A.D.
Year of birth – 1946
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Rogozin A.D.
Year of birth – 1946
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut AviaSTEP", "Irkut AviaStep", CJSC
Location: Russia, 121069, B.Molchanovka str., 30/7, bld.2
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist

Collegial Executive body – doesn't exist to the Charter

Sole executive body:

Sorokin I.V.
Year of birth – 1960
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Joint-Stock Company "Beriev Aircraft Company", "TANTK named after Beriev", JSC
Location: Russia, 347923, Taganrog, Aviatorov sq., 1
Share of the Company in the authorized capital of the legal entity: 54,20%
Share of ordinary stocks of the enterprise held by the Company: 54,20%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Ageev E.M.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Eliseev D.A.
Year of birth – 1969
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Konstantinova N.V.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kovalkov V.V.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0,000001%
Share of Ordinary stocks in the authorized capital of the Company: 0,000001%

Medvedev A.A.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Prisyajnuk V.S.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Limited Liability Company "Hydroaviasalon", "Hydroaviasalon", LLC
Location: Russia, 353470, the Krasnodar Region, Gelendjik, Solnechnaya str., 3
Share of the Company in the authorized (share) capital (unit fund) of the legal entity: 30%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doestn't exist according to the Charter

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Konoplev V.N.
Year of birth – 1951
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Closed Joint-Stock Company "Company "FTK", "Company "FTK", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya sq., 6, bld.1
Share of the Company in the authorized capital of the legal entity 9,47%
Share of ordinary stocks of the enterprise held by the Company 9,47%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Fedorov A.I.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Mikhailova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vorob'ev V.A.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Agapkin V.M.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Brushkov K.V.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Mikhailova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

8. Full and abbreviated Company names: Joint-Stock Company "Yakovlev Design Bureau", "OKB named after Yakovlev", JSC
Location: Russia, 125315, Moscow, Leningradsky prospect, 68
Share of the Company in the authorized capital of the legal entity 75,45%
Share of ordinary stocks of the enterprise held by the Company 74,26%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Doljenkov N.N.
Year of birth – 1956
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Eliseev D.A.
Year of birth – 1969
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Medvedev A.A.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Pankov V.H.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Popovich K.F.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Limited Liability Company "Printing-office "Irkut", "Printing-ofice "Irkut", LLC
Location: Russia 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Roschupkin A.D.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter
Sole executive body:
Roschupkin A.D.
Year of birth – 1962
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Limited Liability Company "IRKUT-TEKS", "IRKUT-TEKS", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 25%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Kovalkov V.V.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0,000001%
Share of Ordinary stocks in the authorized capital of the Company: 0,000001%

Borodavko S.N.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Frolov V.V.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Malkova E.V.
Year of birth – 1965
Share of participation in the authorized capital of the Company: 0,00012%
Share of Ordinary stocks in the authorized capital of the Company: 0,00012%

Roschupkin A.D.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Borodavko S.N.
Year of birth – 1953
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Limited Liability Company "Network Company "Irkut", "Network Company", LLC
Location: Russia, 664020, Irkutsk, Aviastoiteley str., 28

Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%
Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zueva V.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Pugachev V.V.
Year of birth – 1949
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Limited Liability Company "IRKUT-TNP", "IRKUT-TNP", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 11
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Sluchkova N.M.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Slychkova N.M.
Year of birth – 1953
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Limited Liability Company "IRKUT-REMSTROY", "IRKUT-REMSTROY", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Sergunov A.V.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kushnarev I.O.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kushnarev I.O.
Year of birth – 1960
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Limited Liability Company Sport and health-improving center "IRKUT-ZENIT", S&HC "IRKUT-ZENIT", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 4, bld.A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kurulenko V.I.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kurulenko V.I.
Year of birth – 1957
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

15. Full and abbreviated Company names: Limited Liability Company Sanatorium-preventorium "IRKUT", Sanatorium "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Ukrainian str., 6
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zhigulin A.N.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Zhigulin A.N.
Year of birth – 1947
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

16. Full and abbreviated Company names: Limited Liability Company "IRKUT-Avtotrans", "IRKUT-Avtotrans", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Grunichev V.S.
Year of birth – 1948
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Grunichev V.S.
Year of birth – 1948
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

17. Full and abbreviated Company names: Limited Liability Company "IRKUT-Stanko Service", "IRKUT-Stanko Service", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist.

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Galiullin G.B.
Year of birth – 1950
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

18. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut Industry", "Irkut Industry", CJSC
Location: Russia, 129626, Moscow, Novoalekseevskaya str., 13, bld.1
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist according to the Charter.

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Dvoreckiy B.N.
Year of birth – 1956
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

19. Full and abbreviated Company names: Limited Liability Company "Energocenter "IRKUT", "Energocenter "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Bolsheshapov A.Y.
Year of birth – 1951
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

20. Full and abbreviated Company names: Joint-Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S", "Beriev Irkut Seaplane S.A.S"
Location: France, 31000, Touluse, Rue de Tul, 6 RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist according to the Charter

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Briand C.
Year of birth – 1952
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

21. Full and abbreviated Company names: Joint-Stock Company (reductive type) "EADS Irkut Seaplane S.A.S.", "EADS Irkut Seaplane S.A.S."
Location: France, 75016, Paris, boulevard de Mountmarency, 37
Share of the Company in the authorized capital of the legal entity: 70%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Falke Y.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Sautov V.N.
Year of birth – 1954
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kuleshov A.A.
Year of birth – 1960
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Falke Y.
Year of birth – 1964
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

22. Full and abbreviated Company names: Limited Liability Company Hotel complex "ORION", HC "ORION", LLC
Location: Russia, 664020, Irkutsk, Sibirskih partizanov str., 20A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zueva A.P.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Zueva A.P.
Year of birth – 1955
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

By the end of year 2007

1. Full and abbreviated Company names: Closed Joint-Stock Company "Beta Air", "Beta Air", CJSC
Location: Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16
Share of the Company in the authorized capital of the legal entity 73,40%
Share of ordinary stocks of the enterprise held by the Company 73,40%
Share of participation in the authorized capital of the Company: none
Share of ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Closed Joint-Stock Company "Intellectual technoloty of vehicle", "ITELA", CJSC
Location: Russia, 152920, the Yaroslavl Region, Rybinsk, Pobedy boulevard, 5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Closed Joint-Stock Company "Techservisavia", "Techservisavia", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, bld.1
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Close Joint-Stock Company "Irkut AviaSTEP", "Irkut AviaSTEP", CJSC
Location: Russia, 121069, B.Molchanovka str., 30/7, bld.2
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Joint-Stock Company "Beriev Aircraft Company", "TANTK named after Beriev", JSC
Location: Russia, 347923, Taganrog, Aviatorov sq., 1
Share of the Company in the authorized capital of the legal entity: 54,20%
Share of ordinary stocks of the enterprise held by the Company: 54,20%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Ageev E.M.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Eliseev D.A.
Year of birth – 1969
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Konstantinova N.V.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kovalkov V.V.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Medvedev A.A.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Prisyagnyuk V.S.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chirikov S.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body:

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Gorin A.S.
Year of birth – 1973
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Grigoriev V.N.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Didenko V.V.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zaytsev B.I.
Year of birth – 1937
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zdanevich V.V.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kachan V.N.
Year of birth – 1945
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobyzev G.P.
Year of birth – 1961
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Konstantinov E.P.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Lavro N.A.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ponomarev V.F.
Year of birth – 1945
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Stepanov N.A.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Strekoz V.B.
Year of birth – 1968
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Shakun A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Yavkin A.V.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Sole executive body:

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Limited Liability Company "Hydroaviasalon", "Hydroaviasalon", LLC
Location: Russia, 353470, the Krasnodar Region, Gelendjik, Solnechnaya str., 3
Share of the Company in the authorized (share) capital (unit fund) of the legal entity: 30%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Closed Joint-Stock Company "Company "FTK", "Company "FTK", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya sq., 6, bld.1
Share of the Company in the authorized capital of the legal entity 9,47%
Share of ordinary stocks of the enterprise held by the Company 9,47%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

8. Full and abbreviated Company names: Joint-Stock Company "Yakovlev Design Bureau", "OKB named after Yakovlev", JSC
Location: Russia, 125315, Moscow, Leningradsky prospect, 68
Share of the Company in the authorized capital of the legal entity 75,46%
Share of ordinary stocks of the enterprise held by the Company 85,82%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Limited Liability Company "Printing-office "Irkut", "Printing-ofice "Irkut", LLC
Location: Russia 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Limited Liability Company "IRKUT-TEKS", "IRKUT-TEKS", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 25%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Limited Liability Company "Network Company "Irkut", "Network Company", LLC
Location: Russia, 664020, Irkutsk, Aviastoiteley str., 28
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Limited Liability Company "IRKUT-TNP", "IRKUT-TNP", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 11
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Limited Liability Company "IRKUT-REMSTROY", "IRKUT-REMSTROY", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Limited Liability Company Sport and health-improving center "IRKUT-ZENIT", S&HC "IRKUT-ZENIT", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 4, bld.A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

15. Full and abbreviated Company names: Limited Liability Company Sanatorium-preventorium "IRKUT", Sanatorium "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Ukrainian str., 6
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

16. Full and abbreviated Company names: Limited Liability Company "IRKUT-Avtotrans", "IRKUT-Avtotrans", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

17. Full and abbreviated Company names: Limited Liability Company "IRKUT-Stanko Service", "IRKUT-Stanko Service", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

18. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut Industry", "Irkut Industry", CJSC
Location: Russia, 129626, Moscow, Novoalekseevskaya str., 13, bld.1
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

19. Full and abbreviated Company names: Limited Liability Company "Energocenter "IRKUT", "Energocenter "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

20. Full and abbreviated Company names: Joint-Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S", "Beriev Irkut Seaplane S.A.S"
Location: France, 31000, Touluse, Rue de Tul, 6 RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

21. Full and abbreviated Company names: Joint-Stock Company (reductive type) "EADS Irkut Seaplane S.A.S.", "EADS Irkut Seaplane S.A.S."
Location: France, 75016, Paris, boulevard de Mountmarency, 37
Share of the Company in the authorized capital of the legal entity: 70%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

22. Full and abbreviated Company names: Limited Liability Company Hotel complex "ORION", HC "ORION", LLC
Location: Russia, 664020, Irkutsk, Sibirskih partizanov str., 20A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

By the end of 1st qurter 2008

1. Full and abbreviated Company names: Closed Joint-Stock Company "Beta Air", "Beta Air", CJSC
Location: Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16
Share of the Company in the authorized capital of the legal entity 73,40%
Share of ordinary stocks of the enterprise held by the Company 73,40%
Share of participation in the authorized capital of the Company: none
Share of ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Closed Joint-Stock Company "Intellectual technoloty of vehicle", "ITELA", CJSC
Location: Russia, 152920, the Yaroslavl Region, Rybinsk, Pobedy boulevard, 5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Close Joint-Stock Company "Techserviceavia", "Techserviceavia", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, bld.1
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Close Joint-Stock Company "Irkut AviaSTEP", "Irkut AviaSTEP", CJSC
Location: Russia, 121069, B.Molchanovka str., 30/7, bld.2
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Joint-Stock Company "Beriev Aircraft Company", "TANTK named after Beriev", JSC
Location: Russia, 347923, Taganrog, Aviatorov sq., 1
Share of the Company in the authorized capital of the legal entity: 54,20%
Share of ordinary stocks of the enterprise held by the Company: 54,20%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Limited Liability Company "Hydroaviasalon", "Hydroaviasalon", LLC
Location: Russia, 353470, the Krasnodar Region, Gelendjik, Solnechnaya str., 3
Share of the Company in the authorized (share) capital (unit fund) of the legal entity: 30%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Closed Joint-Stock Company "Company "FTK", "Company "FTK", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya sq., 6, bld.1
Share of the Company in the authorized capital of the legal entity 9,47%

Share of ordinary stocks of the enterprise held by the Company 9,47%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

8. Full and abbreviated Company names: Joint-Stock Company "Yakovlev Design Bureau", "OKB named after Yakovlev", JSC
Location: Russia, 125315, Moscow, Leningradsky prospect, 68
Share of the Company in the authorized capital of the legal entity 75,46%
Share of ordinary stocks of the enterprise held by the Company 85,82%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Limited Liability Company "Printing-office "Irkut", "Printing-ofice "Irkut", LLC
Location: Russia 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Limited Liability Company "IRKUT-TEKS", "IRKUT-TEKS", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 25%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Borodavko S.N.
Year of birth – 1953
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Limited Liability Company "Network Company "Irkut", "Network Company", LLC
Location: Russia, 664020, Irkutsk, Aviastoiteley str., 28
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Limited Liability Company "IRKUT-TNP", "IRKUT-TNP", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 11
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Limited Liability Company "IRKUT-REMSTROY", "IRKUT-REMSTROY", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Limited Liability Company Sport and health-improving center "IRKUT-ZENIT", S&HC "IRKUT-ZENIT", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 4, bld.A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

15. Full and abbreviated Company names: Limited Liability Company Sanatorium-preventorium "IRKUT", Sanatorium "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Ukrainian str., 6
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

16. Full and abbreviated Company names: Limited Liability Company "IRKUT-Avtotrans", "IRKUT-Avtotrans", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

17. Full and abbreviated Company names: Limited Liability Company "IRKUT-Stanko Service", "IRKUT-Stanko Service", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Sergunov A.F.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Galiullin G.B.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Galiullin G.B.
Year of birth – 1950
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

18. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut Industry", "Irkut Industry", CJSC
Location: Russia, 129626, Moscow, Novoalekseevskaya str., 13, bld.1
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

19. Full and abbreviated Company names: Limited Liability Company "Energocenter "IRKUT", "Energocenter "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Sergunov A.F.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Bolsheshapov A.Y.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Bolsheshapov A.Y.
Year of birth – 1951
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

20. Full and abbreviated Company names: Joint-Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S", "Beriev Irkut Seaplane S.A.S"
Location: France, 31000, Touluse, Rue de Tul, 6 RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

21. Full and abbreviated Company names: Joint-Stock Company (reductive type) "EADS Irkut Seaplane S.A.S.", "EADS Irkut Seaplane S.A.S."
Location: France, 75016, Paris, boulevard de Mountmarency, 37
Share of the Company in the authorized capital of the legal entity: 70%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

22. Full and abbreviated Company names: Limited Liability Company Hotel complex "ORION", HC "ORION", LLC
Location: Russia, 664020, Irkutsk, Sibirskih partizanov str., 20A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0,00013%
Share of Ordinary stocks in the authorized capital of the Company: 0,00013%

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Tertychny M.V.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zueva A.P.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Zueva A.P.
Year of birth – 1955
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

By the end of 2nd quarter 2008

1. Full and abbreviated Company names: Closed Joint-Stock Company "Beta Air", "Beta Air", CJSC
Location: Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16
Share of the Company in the authorized capital of the legal entity 73,40%
Share of ordinary stocks of the enterprise held by the Company 73,40%
Share of participation in the authorized capital of the Company: none
Share of ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Closed Joint-Stock Company "Intellectual technoloty of vehicle", "ITELA", CJSC
Location: Russia, 152920, the Yaroslavl Region, Rybinsk, Pobedy boulevard, 5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Close Joint-Stock Company "Techserviceavia", "Techserviceavia", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, bld.1
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%

Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Kovalkov V.V.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Mikhaylova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Rogozin A.D.
Year of birth – 1946
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Rogozin A.D.
Year of birth – 1946
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Close Joint-Stock Company "Irkut AviaSTEP", "Irkut AviaSTEP", CJSC
Location: Russia, 121069, B.Molchanovka str., 30/7, bld.2
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Joint-Stock Company "Beriev Aircraft Company", "TANTK named after Beriev", JSC
Location: Russia, 347923, Taganrog, Aviatorov sq., 1
Share of the Company in the authorized capital of the legal entity: 54,20%
Share of ordinary stocks of the enterprise held by the Company: 54,20%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Limited Liability Company "Hydroaviasalon", "Hydroaviasalon", LLC
Location: Russia, 353470, the Krasnodar Region, Gelendjik, Solnechnaya str., 3
Share of the Company in the authorized (share) capital (unit fund) of the legal entity: 30%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Closed Joint-Stock Company "Company "FTK", "Company "FTK", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya sq., 6, bld.1
Share of the Company in the authorized capital of the legal entity 9,47%
Share of ordinary stocks of the enterprise held by the Company 9,47%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

8. Full and abbreviated Company names: Joint-Stock Company "Yakovlev Design Bureau", "OKB named after Yakovlev", JSC
Location: Russia, 125315, Moscow, Leningradsky prospect, 68
Share of the Company in the authorized capital of the legal entity 75,46%
Share of ordinary stocks of the enterprise held by the Company 85,82%

Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Limited Liability Company "Printing-office "Irkut", "Printing-ofice "Irkut", LLC
Location: Russia 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Roschupkin A.D.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Roschupkin A.D.
Year of birth – 1962
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Limited Liability Company "IRKUT-TEKS", "IRKUT-TEKS", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 25%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Limited Liability Company "Network Company "Irkut", "Network Company", LLC
Location: Russia, 664020, Irkutsk, Aviastoiteley str., 28
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zueva V.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Pugachev V.V.
Year of birth – 1949
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Limited Liability Company "IRKUT-TNP", "IRKUT-TNP", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 11
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Shlychkova N.M.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Shlychkova N.M.
Year of birth – 1953
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Limited Liability Company "IRKUT-REMSTROY", "IRKUT-REMSTROY", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Sergunov A.V.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kushnarev I.O.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kushnarev I.O.
Year of birth – 1960
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Limited Liability Company Sport and health-improving center "IRKUT-ZENIT", S&HC "IRKUT-ZENIT", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 4, bld.A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kurulenko V.I.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kurulenko V.I.
Year of birth – 1957
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

15. Full and abbreviated Company names: Limited Liability Company Sanatorium-preventorium "IRKUT", Sanatorium "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Ukrainian str., 6
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zhigulin A.N.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%
Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Zhigulin A.N.
Year of birth – 1947
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

16. Full and abbreviated Company names: Limited Liability Company "IRKUT-Avtotrans", "IRKUT-Avtotrans", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Grunichev V.S.
Year of birth – 1948
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Grunichev V.S.
Year of birth – 1948
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

17. Full and abbreviated Company names: Limited Liability Company "IRKUT-Stanko Service", "IRKUT-Stanko Service", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

18. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut Industry", "Irkut Industry", CJSC
Location: Russia, 129626, Moscow, Novoalekseevskaya str., 13, bld.1
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist according to the Charter

Collegial Executive body – doesn't exist according to the Charter

Sole executive body – not elected

19. Full and abbreviated Company names: Limited Liability Company "Energocenter "IRKUT", "Energocenter "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

20. Full and abbreviated Company names: Joint-Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S", "Beriev Irkut Seaplane S.A.S"
Location: France, 31000, Touluse, Rue de Tul, 6 RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

21. Full and abbreviated Company names: Joint-Stock Company (reductive type) "EADS Irkut Seaplane S.A.S.", "EADS Irkut Seaplane S.A.S."
Location: France, 75016, Paris, boulevard de Mountmarency, 37
Share of the Company in the authorized capital of the legal entity: 70%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

22. Full and abbreviated Company names: Limited Liability Company Hotel complex "ORION", HC "ORION", LLC
Location: Russia, 664020, Irkutsk, Sibirskih partizanov str., 20A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

IV. Securities of the Company

Now in circulation there are the following issued securities of the Company:

- Ordinary inscribed non-documentary shares 978 131 612 shares.
- interest-bearing documentary non-convertible bonds payable to bearer, series A03 with mandatory centralized custody 3 250 000 bonds.

1. Information on shares of the Company

1.1. The first issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 690875 shares
Total volume of issue by Nominal-value: 552700 roubles
Data of the state registration of issue:

Date of registration: 11.03.1993
Registration number: 34-1П-0223
The agency carried out the state registration: the Finance bodies of Irkutsk Authority

Way of placement: according to the plan of privatization
The period of placement: from 11.03.1993 till 11.03.1993

The amount of actually placed securities according to the registered report on results of issue: 690875 shares
Data of the state registration of the report on results of issue:

Date of registration: 30.12.1998
The agency carried out the state registration: Irkutsk Regional Department of Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.2. Second issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 790 361 000 shares
Total volume of issue by Nominal-value: 632 288 800 roubles

Data of the state registration of issue:

Date of registration: 17.05.1999
Registration number: 1-02-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

Way of placement: distribution among shareholders
The period of placement: from 3.04.1999 till 3.04.1999

The amount of actually placed securities according to the registered report on results of issue: 790 361 000 shares

Data of the state registration of the report on results of issue:

Date of registration: 17.05.1999
The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.3. Third issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3.0 roubles.

Quantity of securities of this issue: 791 051 875 shares
Total volume of issue by Nominal-value: 2 373 155 625 roubles

Data of the state registration of issue:

Date of registration: 15.08.2002
Registration number: 1-03-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:

The conversion of shares into shares with the greater nominal value with the increase in the authorized capital of the joint-stock company.

The source of placement of securities:

The increase in the authorized capital of joint-stock company by increase in a Nominal-value of shares is carried out due to the reassessment of capital assets made by means of the software-information complex " STOF 2,1 Bookkeeper ", developed by scientific research institute of Statistics of Goskomstat of Russia with the help of Joint-Stock Company " CodeInfo " on factors of Goskomstat of Russia.

Conditions and the order of placement of securities of this issue:

Placement is carried out by converting one ordinary inscribed non-documentary share of the first and second issue in one ordinary nominal non-documentary share of the third issue.

The period of placement (date of converting, or the order of its definition)

Converting is carried out on the sixth working day from the moment of the state registration of the third issue of securities in Federal Commission for the Securities Market - 23.08.2002.

The amount of actually placed securities according to the registered report on results of issue:

791 051 875 shares

Data of the state registration of the report on results of issue:

Date of registration: 10.09.2002

The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: placed

1.4. Additional issue (001-D).

Category: ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3 rouble.

Quantity of securities of this issue: 87 894 653 shares
Total volume of issue by Nominal-value: 263 683 959 roubles

Data of the state registration of issue:

Date of registration: 06.02.2004.
Registration number: 1-03-00040-A.
The agency carried out the state registration: Federal Commission for the Securities Market.

Data of the state registration of the report on results of issue:

Date of registration: 02.07.2004
The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:

Closed subscription.

The period of placement (date of converting, or the order of its definition)
Data of the start: 09.04.2004
Data of the end: 02.06.2004

The current condition of issue: placed

1.5. Additional issue (002-D).

Category: ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3 rouble.

Quantity of securities of this issue: 99 185 084 shares
Total volume of issue by Nominal-value: 297 555 252 roubles

Data of the state registration of issue:

Date of registration: 29.09.2005
Registration number: 1-03-00040-A.
The agency carried out the state registration: Federal Commission for the Securities Market.

Data of the state registration of the report on results of issue:

Date of registration: 12.01.2006
The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:
Closed subscription.

The current condition of issue: placed

2. Market capitalization of the Company

By RTS index calculation method, market capitalization of the Company is:

Date	Market capitalization, USD$
29.12.2001	7 910 519
06.11.2002	35 992 860
31.12.2003	350 040 455
31.03.2004	511 415 038
30.06.2004	405 414 086
30.09.2004	500 909 313
31.12.2004	515 941 612
31.03.2005	544 067 900
30.06.2005	570 919 717
30.09.2005	562 877 357
31.12.2005	609 707 628
31.03.2006	913 125 038
30.06.2006	978 373 988
31.03.2007	2 934 394 836

By MICE (Moscow Interbank Currency Exchange) index calculation method, market capitalization of the Company is:

Date	Market capitalization, rouble
30.06.2007	25 424 897 774,15
28.09.2007	25 389 186 188,99
28.12.2007	22 679 849 655,6
31.03.2008	20 741 094 987,45
30.06.2008	21 481 550 399,50

3. Restrictions of purchase and circulation of Company's stocks

The Company does not impose any restrictions towards quantity or nominal value of stocks belonging to one shareholder.

Non-residents may acquire securities of the Company in accordance with the Russian legislation and normative acts of the Russian Federation.

Circulation of securities takes place in secondary market starting with the first calendar day following the date when the Federal Committee of the Central Bank of Russia registered a report of issue results.

The Federal law "Of securities market" No.39-ФЗ of 22.04.96 (changes of 26 November 1998, 8 July 1999, 7 August 2001, 28 December 2002) and the Federal law of 05.03.99 No. 46-FZ "Of protection of rights and legal interests of investors in securities market" ban the following:

- to make any deal with securities belonging to the shareholder before they are fully paid and a report of issue results has been registered at a corresponding state institution;
- to advertise and/or offer securities of the Company to unlimited circle of persons, not disclosing information of the quantity and the rules provided by the Russian legislation of securities and normative legal acts of the Russian Federation.

4. Information of the Company's bonds issue

4.1. First issue

Category (type), series and form of securities issue:

Interest bearing inscribed non-documentary bonds series A01

Nominal value: 1000 roubles
Quantity of Bonds issue: 600 000 bonds
Total quantity of Bonds of nominal value: 600 000 000 roubles

Information of state registration of securities issue:

Registration date: 13.03.2002
Registration number: 4-01-00040-A
Registered at: Federal Commission for the Securities Market

Method of placing: closed subscription
Circle of securities acquired:

Full name of enterprise: "Region Investments company" Closed Joint Stock Company
Abbreviated name: "REGION" IC CJSC
Location: office 10, entrance 15/1, 12, Berezhkovskaya nab, Moscow 121059, Russia.
Postal address: 11A/6, Verkhnyaya Krasnoselskaya St., Moscow 107140, Russia

Full name of enterprise: "Alfa-Bank" Open Joint Stock Company
Abbreviated name: "Alfa-Bank" JSC
Location: 7/1, Novatorov St., Moscow 117421, Russia
Postal address: 9, Mashy Poryvaevoy St., Moscow 107078, Russia

Full name of enterprise: "NOVAYA MOSKVA" Investment and Commercial Joint Stock Bank (closed joint stock company)
Abbreviated name: "NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia
Postal address: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia

Full name of enterprise: Bank for Foreign Economics of the USSR
Abbreviated name: Vnesheconombank
LOCATION: 9, Academic Sakharov prospect, Moscow 101999, Russia
Postal address: 9, Academic Sakharov prospect, B-78 GSP-9, Moscow 101999, Russia

The rights of Stockholders

To get nominal value of Bonds belonging to them, while being paid off on Bonds.
To get coupon interest of nominal value of Bonds by the end of each coupon period.
To get nominal value of Bonds in case of liquidation of the Company, according to the rules of order of priority provided by the Russian legislation in force.
To sell and otherwise alienate Bonds without limitations.
Immediately to demand compensation for the nominal value of Bonds belonging to them and a corresponding Bonds profit in case the Company declares its inability to carry out its financial duties regarding Bonds of the current issue.
The Bondholders of the issue have other rights provided by the Russian legislation in force.

Price of Bond is: 1000 roubles

The date when Bonds start being placed and rules of its determination:

The date when Bonds start being placed shall be determined by the Board of directors after state registration of the Bonds issue and after all potential purchasers have been provided with access to information of the Bonds issue.

Potential purchasers shall be informed in writing of the date when Bonds start being placed not later than 5 business days before this date.

The date when Bonds finish being placed and rules of its determination:

The date when Bonds finish being placed is the date of the last Bond placing, but not later than within twelve month since the date the Decision on the Bonds issue was approved.

The date when the securities actually start being placed: 1 April 2002
The date when the securities actually finish being placed: 2 April 2002

Terms and conditions of placing the Bonds:

Placing of the Bonds is in accordance with Bonds purchase contracts.

Rate, rules and conditions of paying off the interest (coupon) income on the Bonds:

The interest income on the Bonds shall be paid off for each coupon period on a basis of 365 (three hundred and sixty-five) days in year. The dates of the end of the first, second, third, fourth, fifth, sixth coupon periods are corresponding dates coming on 182, 364, 546, 728, 910 and 1092 day since the date the Bonds were placed.

If the date of the end of a coupon period is a day off, regardless if it is a state day off or one only for business operations, a corresponding payment is made on the first business day following the day off. The holder of Bond has no right to demand interests or any other compensation for such a delay in payment.

The date of beginning of the first coupon period is the date when the Bonds start being placed. The date of beginning of a coupon period for each of the following coupons is the date of the end of previous coupon period. The date of the end of each coupon period is the date of payment for this coupon.

Rules of determining interest rate for the first coupon.

Interest rate for the first coupon of the Bonds shall be determined by the Board of directors of the Company after state registration of the Bonds issue, but not later than five business days since the date when Bonds start being placed and this information is represented to all those interested in by sending them a corresponding notice in writing.

The interest rate of the first coupon is 20,4 per cent of the annual interest (Protocol No. 11 of the Board of directors' meeting of 22.03.2002 .)

Rules of determining interest rate for the second and the following coupons.

The interest rate for the second and the following coupons is calculated as follows:

Cj = [(1 + Y / 100%)^ 0.5 - 1] * 2 * 100%,

where

Cj – the annual interest rate for each coupon calculated to an approximation of a hundredth part of per cent;

Y – market value of borrowing determined by proceeding from the figure of the rate of refunding by the Central Bank of Russia, the credit market condition for six months,

The symbol ^ in the formula means rising to a power.

Interest rate for the second and the following periods shall be brought by the Company to notice of all those interested in by publishing a corresponding notice in the "Vedomosty" Newspaper not later than 10 (ten) business says before the date of beginning of a corresponding coupon period.

Calculation of payments for each Bond coupon:

Calculation of payments for each Bond coupon is made by the following formula: Kj = Cj * Nom * (T(j) - T(j -1))/ 365/ 100 %,

where

j – the ordinal number of a coupon period j=1,2,3,4,5,6;

Kj – the amount of coupon payment for each Bond;

Nom – nominal value of one Bond

C j – the amount of interest rate of j coupon;

T(j -1) – the date when j coupon period starts;

T(j) – the date when j coupon period ends.

The amount of payment for each coupon is determined to an approximation of 1 copeck.

Calculation of the amount of accrued coupon income (ACI) of one Bond:

Calculation of the amount of accrued coupon income (ACI) of one Bond on any day between the date the placing starts and the date the issue shall be repaid is made by the formula:

ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 %, where

Nom- the nominal value of one Bond;

Cj – the interest rate of j coupon determined by the Board of directors;

T(j-1)- the date when j period begins;

T – a current date.

The amount of accrued coupon income is calculated to an approximation of one copeck.

The Coupon interest rate is:

first coupon – 20,4 per cent of annual interest;

second coupon - 18,5 per cent of annual interest;
third coupon – 12,0 per cent of annual interest;
forth coupon – 12,0 per cent of annual interest;
fifth coupon – 8,0 per cent of annual interest;
sixth coupon – 8,0 per cent of annual interest.

The Financial agent paying off interests on Bonds and redeeming Bonds:

Name of enterprise: Bank for Foreign Economics of the USSR (Vnesheconombank)

Legal and postal address: 9, Academic Sakharov prospect., GSP-9, B-78, Moscow 101999, Russia.

The Company has the right to appoint additional financial agents and to cancel such appointments. An official announcement of the Company of above-mentioned actions shall be published by the Company in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date such appointments come into force, or become null and void.

Within the same period the Company shall inform a person keeping the Register of such appointment.

The terms and conditions of redeeming Bonds and paying off the coupon income:

The date of beginning of the Bonds redemption is 1092 (one thousand and ninety-second) day since the date when the Bonds start being placed.

The date of the end of the Bonds redemption is the date when the Bonds are redeemed.

Paying off the Bonds coupon income as well as their redemption are made in Russian roubles by written order to persons registered in the Register of Bondholders in favour of persons who has this status by the end of the day precious to the fifth business day before the Bonds redemption and/or paying off the coupon income (herein after referred to as the Registered persons list composing date). A Bondholder if not being a person registered in the Register of Bondholders shall authorize a subscribed Bondholder to get redemption of debts and Bonds.

In order to execute rights of Bondholders to get amounts of redemption or coupon payments the Registrar shall not later than four business days since the date of the Bonds redemption, or payment of the Bonds income, present to the Company and its Financial agent a list of registered persons made on the date of its composing. The List of registered persons includes the following data:

- surname, name and patronymic (full name of enterprise) of a Bondholder, or a subscribed holder;
- type, number, series, date and place of issue of document identifying personality, and the body issued this document (state registration number, name of the body carried out registration, date of registration) to the Bondholder, or the subscribed holder;
- place of residence or registration (place of location) of the Bondholder or the subscribed holder;
- correspondence address (postal address of the Bondholder or the subscribed holder;
- the number of Bonds belonging to the Bondholder which are being redeemed and/or paid off;
- the properties of the bank of the Bondholder or the subscribed holder.

Not later than two days before the date of redemption and/or paying off the income on the Bonds the Registrar shall inform Bondholders of a forthcoming paying off on the coupon income and/or Bonds redemption. The notice shall include the following data:

- the date of the List composing;
- the date of coupon paying off or redemption;
- The number of securities placed on the personal account of a Bondholder by the date of composing the List of registered persons.

Not later than within two business days since the date of redemption and/or paying off the Bonds coupon income the Company transfers corresponding payments to the account of the Financial agent. On the basis of the List of registered persons presented to the Registrar, the financial agent shall calculate payments, which are to be paid off to the registered persons. On the date of redemption and/or paying off on the Bonds coupon income the Financial agent transfers corresponding payments to registered persons in favour of Bondholders. In case one person is authorized to get redemption and payments on the Bonds income in favour of several Bondholders, this person shall be paid the total amount without dividing into separate Bondholders' payments.

Type of security: Guarantee
Person provided the security: "Region-integration" Limited Liability Company
Location: building 1, 11/13, Triokhprudny per., Moscow, Russia
Postal address: building 1, 11/13, Triokhprudny per., Moscow 103001, Russia
The amount of the security (roubles): 600 000 000

The conditions of the guarantee to carry out duties under the Bonds:

The guarantor shall bear responsibility to persons indicated in the Register of Bondholders as Bondholders and/or in case of taking into account rights for Bonds in a depositary, to persons pointed as Bondholders in

the depositary (hereinafter referred to as "Bondholders") exclusively for obligations of the Company concerning paying off the nominal value of the Bonds at the time of their redemption in the amount of 600 000 000 (six hundred million) roubles on terms and conditions provided by this Agreement.
So, the responsibility limit of the Guarantor for the corresponding agreement is 600 000 000 (six hundred million) roubles.
The Guarantor shall not be responsible to Bondholders for paying any sanctions, reimbursement of court expenses on collection of debt and other losses of Bondholders caused by a breach or improper execution of duties by the Company.
Neither has the Guarantor the right to deny his obligations unilaterally, nor to change their conditions.
Under the Agreement Bondholders have the following rights:
1) in case of taking into account rights for securities by person carrying out depositary activities; these rights come into force since the moment of entering amounts as received on a deposit account of a purchaser;
2) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment of entering amounts as received on the personal account of a purchaser.
Rights of Bondholders under a corresponding agreement shall be cancelled:
1) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment a corresponding note of transfer of property rights for the Bonds to another person is put in the Register;
2) in case of taking into account rights for securities of person carrying out depositary activities; these rights come into force since the moment a corresponding note of transfer of property rights for Bonds to another person is put in the Register;
3) at the moment the Company is executing its obligations of paying off the Bonds nominal value to such a Bondholder;
4) at the moment the Guarantor is executing its obligations to such a Bondholder under a corresponding agreement depending on which of the above-mentioned moments has come earlier.
The Guarantor bears joint responsibility with the Company for relations connected with paying off the Bonds nominal value in case of non-fulfilment or improper fulfilment by the Company its obligations of paying off the Bonds nominal value in accordance with the terms and conditions provided by the Decision of placing and the Booklet of Bonds issue.
In case of above-mentioned circumstances the obligations of the Company to Bondholders for redemption the Bonds nominal value are executed by the Guarantor in accordance with one of the following conditions:
Within thirty days since the date such circumstances start taking place, Bondholders shall present to the Guarantor a written request to pay off the Bonds nominal value. This request shall include:

- full name of the person authorized to get the Bonds nominal value as it becomes due to redemption (in case the Bonds are transferred to subscribed holding and a subscribed holder has the right to get above-mentioned payments on Bonds the full name of the subscribed holder shall be indicated);
- the quantity of Bonds and the properties of the issue belonging to the Bondholder, which are to be paid off;
- legal and postal addresses, phone numbers of the person authorized to get above-mentioned payments on Bonds;
- taxation status of the person authorized to get Bonds redemption (a resident or a non-resident with a permanent representative office in Russia; a non-resident without any permanent representative offices in Russia);
- the properties of the bank account belonging to the person authorized to get above-mentioned payments on Bonds.

The above-mentioned requirements shall be signed by the Bondholder who is a natural person, or by a head and a chief accountant of the person authorized to get payments of Bonds, and sealed by the legal entity.
Persons appealed to the Guarantor with the above-mentioned request shall present to the persons executing the rights for Bonds documents given in accordance with the legislation in force and certifying their being Bondholders or subscribed holders authorized to get the Bonds nominal value as well as documents certifying the right of the person to get the Bonds nominal value.
Within 1 (one) calendar day of the month following the date of receipt of the above-mentioned request, the Guarantor pays off to Bondholders or subscribed holders empowered to get corresponding payments, a nominal value of a corresponding quantity of Bonds.

Information of state registration of the report of the Bonds issue results:
Registration date: 19.04.2002
Registered at: Federal Commission for the Securities Market

Total receipts from placed securities:
600 000 000 roubles

The purposes of the issue and prospective employment of the resources got as a result of placing Bonds of the Company:

The resources got as a result of placing the Bonds were directed to replenishment of current assets of the Company: purchase of materials and spare parts, paying off trade liabilities etc.

Current condition of the issue: redemptioned.

4.2. Second issue

Category (type), series and form of the securities issue:

interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody

Nominal value: 1000 roubles
Quantity of the Bonds: 1 500 000 bonds
Total quantity of Bonds of nominal value: 1 500 000 000 roubles

Information of state registration of the securities issue:

Registration date: 01.10.2002
Registration number: 4-02-00040-A
Registered at: Federal Commission for the Securities Market

Method of placing: open subscription

Rights of Bondholders of the issue:

The right to get the Bonds nominal value on their paying off within a provided period.

The right to get within a provided period a fixed interest on the Bond's nominal value (coupon income) the rules of determination of which are indicated in the Booklet of Bonds issue and the Decision on Bonds issue.

The right to get the Bonds nominal value on liquidating the Company in order of priority provided by Clause 64 of the Civil Code of the Russian Federation.

The right to sell and otherwise alienate Bonds freely within the period of their circulation.

The right to present Bonds for paying off and demand immediate reimbursement of the Bond's nominal debt value in cases indicated in the Booklet of Bonds issue and the Decision on bonds issue.

Other rights provided by the Russian legislation.

Price (the order of price determining) for placing Bonds:

The price for placing Bonds shall be determined by the Board of directors of the Company and published in the "Vedomosty" Newspaper not later than 5 (five) business days before the date when the Bonds start being placed.

Starting with the second day of Bonds' placing a purchaser when making a sale and purchase deal of Bonds shall pay the accrued coupon income on the Bonds (ACI) being calculated according to the following formula:

ACI = C1 * Nom * (T - T(0))/ 365/ 100 %

where

Nom – the nominal value of one Bond;

C1- the annual interest rate of the first coupon;

T – a current date of Bonds placing;

T(0) – the date when the Bonds start being placed.

The amount of ACI is determined to an approximation of one copeck.

The price for placing the Bonds was determined by the Board of directors of the Company on 09 October 2002 in the amount of 990 roubles (Protocol of the meeting of the Board of directors of 09 October 2002).

The date when the Bonds start being placed and the order of its determination:

The date when the Bonds start being placed shall be determined by the Company after state registration of the Bonds issue, but not earlier than within 2 (two) weeks after disclosure of the information in "Appendix to the Bulletin of the "Federal Commission for the Securities Market" of state registration of the Bonds issue, and providing access to all necessary information of this issue, which shall be disclosed in accordance with the Federal law "Of securities market" and other normative acts of the FCSM.

The information of placing the Bonds shall be published in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date of actual Bonds' placing.

The date when the Bonds finish being placed and the order of its determination:

The date when the Bonds finish being placed is the date earlier the following dates: the fifth business day since the date when the Bonds started being placed; the date of placing the last Bond, but not later than within twelve months since the date of confirmation of the Decision on the Bonds issue.

The date when the Bonds actually start being placed: 05 November 2002
The date when the Bonds actually finish being placed: 05 November 2002

Custodian carrying out central keeping of the Bonds:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: NDC
Location: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
The license information

License No.: 177-03431-000100
Date of issue: 4.12.2000
Expires on: no time limits
Issued at: the Federal Commission for the Securities Market
Types of activities: professional depositary license giving the right to carry out depositary activities.

The order of centralized keeping of Bonds:

The Bonds are issued in a documentary form with a certificate for the total volume of the issue, and are subject to centralized keeping by NDC (the Depositary).

The rights for all the issued Bonds shall be certified by one certificate, the sample of which is indicated in the appendix to the Decision of the Bonds issue.

Before the date the Bonds start being placed the Company presents the Certificate to NDC for further keeping.

The Certificate shall not be given to Bondholders. Depositary reporting on deals with Bonds is carried out by NDC acting as a Depositary, and by depositaries being depositors of NDC on deposit accounts on which the Bonds are being discounted.

The order of presenting documents as well as the terms of fulfilment and bases of deals with Bonds shall be governed by the deposit account agreement concluded between the Client (the Depositor) and NDC, and by the terms and conditions of NDC depositary activities, which are available for observation at the Internet page: www.ndc.ru, and/or by the agreements concluded with depositaries being depositors of NDC.

The Depositary shall make a deal with securities of the Clients (depositors) or persons authorized by them, including accounts' trustees, and according to the terms provided by the depositary agreement. The Depositary shall make records on a deposit account of the Client (depositor) only if there are documents being in accordance with the legislation in force, other normative acts and the depositary agreement, which constitute the only basis for making such records.

The basis for making records on a deposit account of the Client (depositor) is:

- instruction by the Client (depositor) or by a person authorized by him, including trustee of the account, which meets the requirements provided by the depositary agreement;
- in case of transfer of rights for securities resulting from deals other than civil and legal deals the basis is the documents certifying transfer of the rights for securities in accordance with the legislation in force and other normative legal acts.

The Depositary shall register facts of exchange of securities belonging to Clients (depositors) by a deposit as well as other rights of third parties in accordance with the rules provided by the depositary agreement.

The rights for securities being kept and/or the rights for which are being counted on the depositary shall be considered transferred since the moment when the Depositary made a corresponding record on a deposit account of the Client (depositor). However, if there is no record on the deposit account, the interested person shall still have an opportunity to prove his/her rights for the securities referring to other evidences.

In order to realize the rights of Clients (depositors) for securities the Depositary is to:

- take all measures provided by Federal laws and other normative acts regarding protection of rights of conscientious purchasers for securities belonging to them, and not to allow the securities to be withdrawn from the conscientious purchasers.
- upon request of the Client (depositor), and in accordance with the depositary agreement, to provide transfer of securities to a deposit account pointed by the Client (depositor) as on this depositary so on any other one.

After the Company has paid off Bonds the Depositary is to:

- write off the Bonds from the deposit accounts
- cease keeping the Bond certificate and settle it.

Terms and conditions of the Bonds placing:

The Bonds placing took place in a section of the share market of the MICEX and in the RTS in accordance with current rules of the MICEX and the RTS.
So, 750 000 Bonds were placed in the section of the MICEX share market, and 750 000 Bonds were placed in the RTS.

Information of enterprises taking part in placing the Bonds (underwriters):

Full name of enterprise: "NOVAYA MOSKVA" joint stock investment and commercial bank (closed joint stock company)
Abbreviated name of enterprise: «NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.
Postal address: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.

Full name of enterprise: "Moskovsky Delovoy Mir" Joint Stock Commercial Bank (closed joint stock company)
Abbreviated name of enterprise: MDM-Bank
Location: 3, Sadovnicheskaya St., Moscow 113035, Russia
Postal address: 3, Sadovnicheskaya St., Moscow 113035, Russia

Full name of enterprise: "Vneshtorgbank" (open joint stock company)
Abbreviated name: "Vneshtorgbank" JSC
Location: 16, Kuznetsky most, Moscow 103031, Russia
Postal address: 16, Kuznetsky most, Moscow 107996, Russia

Each Underwriter has placed 500 000 (five hundred thousand) Bonds. The total of Bonds placed by the Underwriters is equal to the total of the Bonds issue.

The terms and conditions of paying off the interest (coupon) income on the Bonds:

Paying off the interest income on the Bonds is made by money in Russian roubles by a written order.
The income on Bonds is the amount of coupon receipts being calculated and paid off for each coupon period, plus a discount as a difference between the cost of paying off (nominal value) and the price for placing the Bond (in case the price for placing Bonds is lower than their determined nominal value).

The Bonds have six coupons.

The date of the coupon period beginning for the first coupon is the date when the Bonds start being placed.
The date of the coupon period beginning for the second coupon is 183rd day since the date when the Bonds start being placed.
The date of the coupon period beginning for the third coupon is 365th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the fourth coupon is 547th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the fifth coupon is 729th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the sixth coupon is 911th day since the date when the Bonds start being placed.
The date of the beginning of each coupon period is the date of the end of previous coupon period.
The date of the end of coupon period of sixth coupon is the date of paying off the Bond.

The Interest rate on coupons is:

first coupon - 18,5 per cent of annual interest;
second coupon - 8,5 per cent of annual interest;
third coupon – 17,0 per cent of annual interest;
fourth coupon – 17,0 per cent of annual interest;
fifth coupon – 16,0 per cent of annual interest;
sixth coupon – 16,0 per cent of annual interest.

Calculation of payments on each coupon for one Bond is made by the following formula:

$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100\ \%$
where:
j – the ordinal number of the coupon period, j=1,2,3,4,5,6;
Kj – the amount of coupon payment on each Bond;
Nom – the nominal value of each Bond;
Cj – the annual interest rate of j coupon;

T(j -1) – the date of beginning of j coupon period;
T(j) – the date of the end of j coupon period.
The amount of payments for coupons is determined to an approximation of one copeck.

Terms and conditions of paying off the income on Bonds:

Paying off the income on Bonds is made by money in Russian roubles by a written order
Paying off the coupon income on Bonds is made on the date of the end of a coupon period.
Paying off the coupon income on Bonds is made on following dates:
The coupon income on 1 coupon shall be paid on 183 day since the date the Bonds start being placed.
The coupon income on 2 coupon shall be paid on 365 day since the date the Bonds start being placed.
The coupon income on 3 coupon shall be paid on 547 day since the date the Bonds start being placed.
The coupon income on 4 coupon shall be paid on 729 day since the date the Bonds start being placed.
The coupon income on 5 coupon shall be paid on 911 day since the date the Bonds start being placed.
The coupon income on 6 coupon shall be paid at the same time as paying off the Bond, on 1093 day since the date the Bonds start being placed.
If the date of the end of a coupon period is a day off regardless if it is a state day off or one only for business operations, the payment of an amount due shall be made on the first business day following the day off. The Bondholders have no right to demand interest or any other compensation for such a delay in payment.
Paying off the income on Bonds is made by the Financial agent on the instruction from the Company.

The Financial agent paying off the income on the Bonds and the Bonds' redemption:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: "NDC" NP
Location: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia

The Company has the right to appoint additional financial agents and to cancel such appointments. The Company shall publish in the "Vedomosty" Newspaper an official notice of its actions not later than 10 (ten) business days before the date these appointments take place or are cancelled.

The order of paying off on Bonds:

Paying off on the Bonds income is in favour of the Bondholders having these status by the end of the operation day of NDC, preceding the fourth day before the date of paying off the income on the Bonds (herein after referred to as "The date of composing a list of Bondholders to be paid off on the coupon income ").

So, the above-mentioned list of Bondholders includes:

1). Depositors of NDC in case:
- indicated persons are Bondholders;
- indicated persons are empowered by the Bondholders to get money when paying off the income on the Bonds;

2). The Bondholders being Depositors of NDC and having empowered Depositors of NDC counting Bonds belonging to the Bondholders to get money when paying off the coupon income on the Bonds.
It is presumed that subscribed holders being Depositors of NDC are empowered to get money when paying off the coupon income on Bonds. The Depositors of NDC being subscribed holders but not being empowered by their Clients to get money when paying off the coupon income on Bonds shall present to NDC not later than within a business day of NDC preceding the third day before the date of paying of the coupon income on Bonds the list of Bondholders, which shall contain all the following properties indicated in the List of Bondholders to be paid off on the coupon income.
The Bondholder if not being a depositor of NDC may empower Bondholder being a depositor of NDC to get money of receipts and redemption of Bonds.

The list of Bondholders to be paid off on the coupon income:

The available data and/or the data presented by depositors of NDC constitute the List of Bondholders to be paid off on the coupon income, which is to be provided by the Company. The list of Bondholders to be paid off on the coupon income include the following data:
a) full name of enterprise (or a title for non-commercial organizations) of the Bondholder or subscribed holder empowered by the Bondholder to get receipts on paying off Bonds (surname, name and patronymic for a natural person);
б) the quantity of the Bonds registered on the deposit account of the Bondholder or on an interdepositary account of a subscribed Bondholder empowered to get money on paying off Bonds;

в) location and postal address of s Bondholder of a subscribed holder empowered to get money of paying off the Bonds;
c) the properties of the bank account of the Bondholder or a subscribed holder empowered to get money of paying off the Bonds, which are:
- a number of personal bank account;
- name of the bank where the personal account is being operated;
- a correspondent account of the bank where the personal account is being operated;
- location and postal address of the bank;
- an identification code of the bank where the personal account is being operated;

д) an identification number of taxpayer (INN) of the Bondholder or a subscribed holder empowered to get amounts of paying off the income on Bonds;
e) a taxation status of the Bondholder or a subscribed holder empowered to get amounts on paying off the income on Bonds (a resident, a non-resident with a permanent representative office in the Russian Federation, or a non-resident without any permanent representative offices in the Russian Federation etc).
The Bondholder shall independently monitor completeness and actuality of the bank account properties presented by him to NDC. In case the above-mentioned properties are not presented to NDC or presented unpunctually, they shall be presented to a person required them to be presented and being a Bondholder by the date this request was made. In this case the Company fulfils its duties towards the Bonds on the basis of data provided by NDC.
Not later than the day preceding the second day before the date of paying off the income on Bonds the Company transfers necessary funds to the account of the Financial agent.
On the basis of the List of Bondholders to be paid off on the income on Bonds presented by the Depositary, the Financial agent calculates amounts to be paid off to each Bondholder empowered to get amounts on the Bonds' income.
In case one person is empowered by several Bondholders to get amounts on Bonds' income, such person gets the total amount without dividing into separate Bondholder's payments.
The coupon income on non-placed Bonds shall neither be calculated, nor paid.
The Company's duties to pay off the corresponding coupon income on Bonds are considered to be fulfilled since the moment of withdrawal of capital from an account of the Company and/or from a correspondence account of the Financial agent to cover the coupon income payment in favour of Bondholders.
The fulfilment of obligations on Bonds to a person included in the List of Bondholders to be paid off on the coupaon income shall be considered proper even in case of alienation of Bonds after the date this List was composed.

Current condition of the issue: redemptioned.

4.3. Third issue

Kind, series (type), form and other identification signs of the securities	***Certificated interest bearing non-convertible bearer bonds of A03 series with mandatory centralized custody***
State registration No. of the securities issue, date of state registration of the securities issue, and date of state registration of each additional securities issue (if any)	***4-03-00040-A dated July 14, 2005***
Date of state registration of the securities issue report	***November 03, 2005***
Name(s) of the registration authority (authorities) which effected the state registration of the (additional) securities issue and the state registration of the (additional) securities issue report	***Russian Federal Service for Financial Markets***
Number of the securities of the issue	***3,250,000 securities***
Nominal value of each security of the issue, or reference to the fact that the laws of the Russian Federation do not require this kind of securities to have a nominal value	***1000 rubles***
Total nominal value of the securities issue	***3,250,000,000 rubles***
Rights attaching to each security of the issue	***A Bond owner shall have the right to be paid upon redemption of the Bond within the period indicated for the Bond the nominal value of the Bond specified in clause 4 of the Resolution on the securities issue, clause 2.2 of the securities***

	Prospectus. ***A Bond owner shall have the right to be paid interest on the nominal value of the Bond (coupon yield) determined in accordance with clause 9.3 of the Resolution on the securities issue, clause 9.1.2a) of the securities Prospectus.*** ***A Bond owner shall have the right to demand that the Issuer acquire the Bonds in such cases and on such terms and conditions as are provided for in clause 10 of the Resolution on the securities issue, clause 9.1.2e) of the securities Prospectus.*** ***A Bond owner shall have the right to be paid the nominal value of the Bond and interest on the nominal value of the Bond (coupon yield) if the Issuer is wound up, subject to such ranking as is provided for in article 64 of the Civil Code of the Russian Federation.*** ***A Bond owner shall have the right to freely sell or otherwise dispose of the Bond.*** ***If the Issuer fails to discharge or properly discharge the Issuer's obligations under the Bonds of the issue, a Bond owner shall have the right to have recourse to the provider of collateral for the Bonds issue.*** ***The provider of collateral for the Bonds issue is:*** ***IRKUT AviaSTEP closed-joint stock company (ZAO)*** ***An owner of the collaterized Bond shall have all rights arising out of such collateral. A new collaterized Bond owner (transferee) to whom the title to the collaterized Bond has been transferred shall receive all rights arising out of such collateral. Transfer of rights which arose out of the collateral provided without transfer of the title to the Bond shall be null and void.*** ***A Bond owner shall have the right to be refunded the invested amount if the Bond issue is held not to have taken place or not valid.*** ***A Bond owner shall have such other rights as are provided for in the laws of the Russian Federation.***
Securities of the A03 issue are certificated securities with mandatory centralized custody:	
Full and abbreviated company names	***Not-profit partnership "The National Depositary Center", NDC***
Location of the Depositary having centralized custody:	***1/13, bld. 4, Sredny Kislovsky Pereulok, Moscow, Russia***
No., issue date and duration of the Depositary's licence for depositary activity, the issuing authority	***License No. 177-03431-000100 of a professional participant in the securities market for depositary activity, issued on December 4, 2000 by Federal Commission on the Securities Market. The duration of the licence is unlimited.***
Procedures and terms of redemption of the securities of the issue	***The Bonds shall be redeemed at nominal value on the date which is the 1,820-th (One thousand eight hundred and twentieth) day from the date of the commencement of the placement of the Bonds (hereinafter referred to as "the Redemption Date").*** ***If the redemption date falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.*** ***Bonds shall be redeemed to persons / entities included by the Depositary on the list of Bond owners and/or Bond holders, for the benefit of Bond owners. A Bond owner who is not a depositor of the Depositary may authorize a Bond holder to be paid coupon yield and Bond redemption amounts. It is presumed that Bond holders who are depositors of the Depositary are authorized to be paid Bond coupon yield and Bond redemption amounts. Bond holders who are depositors of the Depositary and/or other persons / entities, who have not been authorized by their clients to be paid Bond coupon yield***

	and Bond redemption amounts, shall, not later than 12 hours 00 minutes (Moscow time) of the day preceding the 2-nd (second) business day before the Bond Redemption Date, submit to the Depositary the list of Bond owners, which list shall contain all details required for inclusion in the list of Bond owners and/or Bond holders, as aforesaid. *Bonds shall be redeemed for the benefit of Bond owners being such as of the close of the Depositary's transaction day preceding the third business day before the Bond Redemption Date (hereinafter referred to as "the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption").* *Obligations with respect to an owner being such as of the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption shall be deemed properly discharged, also in the case of Bonds disposed of after the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption.* *If the owner's title to the Bond is recorded by a Bond holder and the Bond holder has been authorized to be paid the Bond redemption amount, then the person / entity authorized to be paid the Bond redemption amounts shall mean the Bond holder.* *If the owner's title to the Bond is not recorded by a Bond holder or the Bond holder has not been authorized by the owner to be paid the Bond redemption amount, then the person / entity authorized to be paid the Bond redemption amounts shall mean the Bond owner.* *The Depositary shall, not later than the 2-nd (second) business day before the Bond Redemption Date, submit to the Issuer and/or the Paying Agent the list of Bond owners and/or Bond holders compiled as of the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption, including the following information:* *a) the full name of the person / entity authorized to be paid Bond redemption amounts;* *b) the number of Bonds recorded on the securities account of the person / entity authorized to be paid Bond redemption amounts;* *c) the location and postal address of person / entity authorized to be paid Bond redemption amounts;* *d) the bank account details of person / entity authorized to be paid Bond redemption amounts, including* *- the account No.;* *- the name of the bank where the account is kept;* *- the correspondent account of the bank where the account is kept;* *- the bank identification code (BIK) of the bank where the account is kept;* *e) the taxpayer's identification No. (INN) of person / entity authorized to be paid Bond redemption amounts;* *f) reference to the tax position of person / entity authorized to be paid Bond redemption amounts (resident, non-resident with a permanent representation in the Russian Federation, non-resident without a permanent representation in the Russian Federation, etc.).* *Bond owners, persons / entities authorized by Bond owners, including Bond holders, shall independently verify that the bank account details submitted by them to the Depositary are complete and up-to-date. If the said details are not submitted to the Depositary or are not submitted to the Depositary in a timely manner, such obligations shall be discharged to the person /*

	entity presenting a claim for the discharge of the obligations and being the Bond owner as of the date of presenting such claim. Discharge of Bond obligations by the Issuer shall be based on the Depositary's data, in which case the Issuer's obligations shall be deemed discharged in full and in the proper manner. If the bank account details and other information submitted by the Bond owner and/or the Bond holder or held by the Depositary and required for the Issuer to discharge Bond obligations prevent the paying agent from making timely payment, then such a delay may not be held as a delay in discharging Bond obligations and the Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment. *The Issuer shall, not later than the 2-nd (second) business day preceding the Bond Redemption Date, transfer the required funds to the paying agent's account.* *Based on the list of Bond owners and/or Bond holders submitted by the Issuer or the Depositary, the paying agent shall calculate amounts due to be paid to each of the persons / entities specified on the list of Bond owners and/or Bond holders and authorized to be paid the Bond redemption amounts.* *On the Bond redemption date the Issuer and/or the paying agent shall pay the amounts due to the accounts of the persons / entities authorized to be paid the Bond redemption amounts and specified on the list of Bond owners and/or Bond holders.* *When one person / entity has been authorized to be paid the Bond redemption amounts by several Bond owners, then such a person / entity shall be paid the total amount without subdivision into amounts due to each of the Bond owners.* *Bonds shall be written off the securities accounts with the Depositary when all Bonds are redeemed upon discharge by the Issuer and/or the paying agent of the Issuer's obligations to pay the amounts due to redeem the Bonds and the coupon yield due for the last coupon period, notice whereof shall be given by the Issuer and/or the paying agent to the Depositary within 1 (one) business day following the date of discharge by the Issuer of the obligations to redeem the Bonds and pay the coupon yield due for the last coupon period.* *When Bonds are redeemed, the coupon yield due for the last coupon period shall be paid too.* *The Certificate shall be cancelled after all Bonds are written off the Depositary securities accounts of the Bond owners and/or Bond holders.*
Amount of Bond interest (coupon) yield Procedures and terms of payment of Bond interest (coupon) yield	*Bond yield shall be paid in money in the currency of the Russian Federation in cashless transactions.* *Yield on Bonds of the issue shall comprise the total of coupon yield accrued and paid for each coupon period and the discount being the difference between the redemption value (the nominal value) and the placement value of the Bond (if the placement value of the Bonds of the issue is lower than the nominal value thereof).* *The Bonds of the issue have ten coupons.* *The coupon period commencement date of the first coupon shall be the date of the commencement of the placement of the Bonds.* *The coupon period commencement date of the second coupon shall be the 182-nd day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the third coupon shall be the 364-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the fourth coupon shall be the 546-th day from the date of the commencement of*

	the placement of the Bonds of the issue. *The coupon period commencement date of the fifth coupon shall be the 728-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the sixth coupon shall be the 910-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the seventh coupon shall be the 1092-nd day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the eighth coupon shall be the 1274-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the ninth coupon shall be the 1456-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the tenth coupon shall be the 1638-th day from the date of the commencement of the placement of the Bonds of the issue.* *The commencement date of each coupon period is the expiry date of the previous coupon period.* *The coupon period expiry date of the tenth coupon is the Bond redemption date.* *The interest rate for the coupons shall be as follows:* *The interest rate for the first coupon shall be 8.74 per cent per annum as approved by the resolution by the President of OOO IRKUT Corporation, the sole executive body of the Issuer (Order No. 71 dated September 22, 2005). As per clause 9.3 of the Resolution on the securities issue, the interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupons of the Bonds shall equal the interest rate for the first coupon.* *The amount of coupon yield for each coupon shall be calculated according to the following formula:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%), here* *j is the ordinal number of the coupon, j=1, 2, 3, 4, 5, 6, 7, 8, 9, 10;* *Kj is the amount of coupon yield on each Bond (rubles);* *Nom is the nominal value of one Bond (rubles);* *Cj is the interest rate of the j-th coupon (per cent per annum);* *T(j -1) is the commencement date of the j-th coupon;* *T(j) is the expiry date of the j-th coupon.* *The amount of coupon yield for each coupon shall be calculated to the nearest kopeck (the second digit to the right of the point shall be rounded according the math rounding rules as follows: if the third digit to the right of the point is greater than or equals 5, then the second digit to the right of the point shall be increased by 1; if the third digit to the right of the point is less than 5, then the second digit to the right of the point shall remain unchanged).* *If a coupon yield payment date for any of the coupons of the Bonds falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *Bond yield shall be paid in money in the currency of the Russian Federation in cashless transactions.*

	Coupon yield of the Bonds of the issue shall be paid on the coupon period expiry date. *Coupon yield of the Bonds of the issue shall be paid on the following dates:* *Coupon yield for the 1-st coupon shall be paid on the 182-nd day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 2-nd coupon shall be paid on the 364-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 3-rd coupon shall be paid on the 546-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 4-th coupon shall be paid on the 728-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 5-th coupon shall be paid on the 910-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 6-th coupon shall be paid concurrently with redemption of the Bonds on the 1092-nd day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 7-th coupon shall be paid concurrently with redemption of the Bonds on the 1274-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 8-th coupon shall be paid concurrently with redemption of the Bonds on the 1456-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 9-th coupon shall be paid concurrently with redemption of the Bonds on the 1638-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 10-th coupon shall be paid concurrently with redemption of the Bonds on the 1820-th day from the date of the commencement of the placement of the Bonds of the issue.* *If a coupon period expiry date of the Bonds falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *Bond yield shall be paid by the Paying Agent as instructed by the Issuer. The functions of the Paying Agent shall be performed by the following entity:* *The full company name of the entity: Not-profit partnership "The National Depositary Center"* *The abbreviated company name: NDC* *Located at: 1/13, Sredny Kislovsky Pereulok, Moscow, 125009, Russia* *Postal address: 1/13, Sredny Kislovsky Pereulok, Moscow, 125009, Russia* *Yield on the Bonds of the issue shall be paid for the benefit of Bond owners being such as of the close of the NDC's transaction day preceding the fourth day before the date of*

	payment of yield on the Bonds of the issue (hereinafter referred to as "the Date of compiling the list of Bond holders for the purposes of coupon yield payment"). *<u>This list of Bond holders shall include:</u>* *1). NDC depositors if* - *such persons / entities are owners of the Bonds of the issue;* - *such persons / entities have been authorized by the owners of the Bonds of the issue to be paid coupon yield on the Bonds of the issue;* *2). Bond owners who are not NDC depositors and have not authorized NDC depositors keeping records of the bonds of such owners to be paid coupon yield on the Bonds of the issue;* *It is presumed that nominal holders who are NDC depositors are authorized to be paid Bond coupon yield. NDC depositors who are nominal holders and have not been authorized by their clients to be paid Bond coupon yield shall, not later than the close of the NDC's transaction day preceding the third day before Bond coupon yield payment date, submit to NDC the list of Bond owners, which list shall contain all details specified below in the List of Bond holders for the purposes of coupon yield payment.* *A Bond owner who is not an NDC depositor may authorize a Bond holder who is an NDC depositor to be paid Bond yield and Bond redemption amounts.* *Based on the details available and/or submitted by depositors the NDC shall compile the List of Bond holders for the purposes of coupon yield payment and submit such list to the Issuer. The List of Bond holders for the purposes of coupon yield payment shall include the following information:* *a) the full company name of the entity (or the name of the non-profit entity, or the full name of the natural person) being the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts;* *b) the number of Bonds recorded on the securities account of the owner or the interdepositary account of the nominal holder of the Bonds authorized by the owner to be paid Bond redemption amounts;* *c) the location and postal address of the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts;* *d) the bank account details of the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts, including* *- the client's bank account No.;* *- the name of the bank where the client's account is kept;* *- the correspondent account of the bank where the client's account is kept;* *- the location and postal address of the bank;* *- the bank identification code (BIK) of the bank where the client's account is kept;* *e) the taxpayer's identification No. (INN) of the Owner or the nominal holder authorized by the owner to be paid Bond yield;* *f) the tax position of the Owner or the nominal holder authorized by the owner to be paid Bond yield (resident, non-resident with a permanent representation in the Russian Federation, non-resident without a permanent representation in the Russian Federation, etc.).* *Holders shall independently verify that bank account details submitted by them to the NDC are complete and up-to-date. If the said details are not submitted to the NDC or are not*

	submitted to the NDC in a timely manner, such obligations shall be discharged to the person / entity presenting a claim for the discharge of the obligations and being the Bond owner as of the date of presenting such claim. Discharge of Bond obligations by the Issuer shall be based on the NDC data. ***The Issuer shall, not later than the day preceding the second day before the Bond yield payment date, transfer the required funds to the paying agent's account.*** ***Based on the list of Bond holders for the purposes of coupon yield payment submitted by the Depositary, the Paying Agent shall calculate amounts due to be paid to each of the Bond holders authorized to be paid Bond yield.*** ***On the Bond yield payment date the Paying Agent shall pay the amounts due to the accounts of Bond holders for the benefit of Bond owners.*** ***When one person / entity has been authorized to be paid the Bond yield by several Bond owners, then such a person / entity shall be paid the total amount without subdivision into amounts due to each of the Bond owners.*** ***No coupon yield shall accrue or be paid on Bonds that have not been placed.*** ***The Issuer's obligation to pay respective coupon yield on Bonds shall be deemed discharged upon debiting the amount due from the Issuer's account and/or the Paying Agent's correspondent account in payment of coupon yield to Bond holders.*** ***Bond obligations with respect to a person / entity included in the List of Bond holders for the purposes of coupon yield payment shall be deemed properly discharged, also in the case of bonds disposed of after the date of compiling such list.***
Kind of collateral provided	**Suretyship (information on the Issuer's surety and the terms of the collateral for the discharge of obligations under the A03 series Bond is provided in clauses 8.4 and 8.5 of this report).**

V. Financial information

Indices of the financial and economic activities of the Company

The dynamics of the indices, characterizing the profitability and unprofitableness of the Company

Indices description	2003	2004	2005	2006	3dQ 2007	2007	1stQ 2008	2dQ 2008
Revenue, thousand rubles	13 072 236	18 542 300	7 987 464	16 882 501	7 618 902	30 877 789	2 592 725	9 469 110
Gross profit, thousand rubles	5 519 542	7 534 731	3 578 592	6 927 169	1 056 377	9 735 069	294 407	2 194 099
Gross profit (retain income (uncovered loss), thousand rubles	130 844	841 239	(725 197)	1 138 358	(358 012)	3 899 125	(419 695)	4 070
Profitability of own capital, %	4,48	16	(16,6)	15,05	negative	72,97	(3,86)	0,04
Assets profitability, %	0,55	3,3	(2,21)	2,74	negative	7,44	(0,78)	0,007
Gross profit index, %	0,71	(25,36)	(9,08)	6,74	negative	12,63	(16,19)	0,04
Product profitability (sales), %	21,30	24,40	10,45	14,94	negative	15,86	11,36	0,18
Capital turnover	1,07	0,13	0,37	0,72	0,22	1,07	0,09	0,28
Amount of uncovered loss on the	0	0	0	0	0	0	0	0

reported date, thousand rubles								
Ratio of the uncovered loss on the reported date and balanced currency, %	0	0	0	0	0	0	0	0

The indices dynamics, characterizing the liquidity of the Company:

Indices description	2003	2004	2005	2006	3dQ 2007	2007	1stQ 2008	2dQ 2008
Own floating assets, thousand roubles	-4 387 297	-5 660 151	(6 209 335)	(2 765 402)	(4 887 869)	(1 072 114)	(1 539 405)	(1 188 919)
Net fixed assets index	2.5	2.08	2,54	1,37	1,67	1,1	1,15	3,25
Current liquidity ratio	2.5	1.77	1,88	4,12	2,3	1,7	1,74	0,91
Fast liquidity ratio	1.2	1.15	1,0	0,91	1,08	0,93	0,81	0,16
Equity-assets ratio			0,13	0,18	0,14	0,22	0,20	0,19

The factors influencing on the changing the amount of the revenue Company from production, works, services and the profit (loss) of the Company from the new activity

Indices description	Level of influence on changing the amount of the receipts and profits form the main activity, %				
	2003	2004	2005	2006	2007
Inflation influence	1	1	2	1	2
Changes in foreign exchange rates	24	20	22	25	10
Decisions of the government bodies	0	0	0	0	0
Other factors, including:	75	79	76	74	90
Concluding new contracts	25	24	22	25	60
Changing of the situation in the money-market	10	5	8	4	5
Growth of demand for the defense technology due to changes of the situation in the world armament market	40	50	46	45	25
Total:	**100**	**100**	**100**	**100**	**100**

The cost structure to produce and realize all production of the Company

Cost description	3dQ 2007	2007	1stQ 2008	1stQ 2008
Raw materials and parts, %	6,28	5,66	6,46	6,68
Purchased components, semi-manufactured, %	61,07	57,00	54,12	56,52

Manufacturing works and services, executed by outside organizations, %	3,30	3,19	2,88	3,12
Fuel, %	1,05	1,11	4,89	2,13
Power, %	0,28	0,25	0,49	0,37
Labour costs, %	12,92	11,1	13,17	12,37
Interest on credit, %				
Rent, %	0,07	0,11	0,14	0,12
Allocations for social requirments, %	3,41	2,79	3,55	3,28
Amortization of fixed assets, %	2,9	2,58	4,18	3,87
Taxes, included into the production cost, %	0,27	0,22	0,27	0,23
Other costs, total, %	8,45	15,99	9,87	11,31
including:				
amortization of the intangible assets, %	0,3	0,25	0,28	0,25
remuneration for rationalization proposal, %	0,43	0,44	0,28	-
obligatory insurance payment, %	0,02	0,04	0,04	0,42
hospitality expenditures, %	7,7	15,26	9,27	0,04
other, %				10,60
Total: expenditures for production and sale of the production (works, services), %	100	100	100	100

Fixed assets

30.09.2007

Index	
Original (replacement) cost of the fixed assets, thousand roubles:	8 380 691
Value of the accrual amortization, thousand roubles	163 570

31.12.2007

Name of the fixed asset group	Original (replacement) cost of the fixed assets, thousand roubles	Value of the accrual amortization, thousand roubles
Buildings	3 550 923	1 552 593
Machinery and equipment	4 123 397	1 742 605
Transportation	240 899	121 076
Manufacturing and organizational stock	80 110	39 803
Furniture	1 001 403	630 030
Perrenial plantations	7	-
Others	106 571	65

31.03.2008

Name of the fixed asset group	Original (replacement) cost of the fixed assets, thousand roubles	Value of the accrual amortization, thousand roubles
Buildings	3 552 411	1 567 988
Machinery and equipment	4 400 223	1 843 890
Transportation	243 845	124 683
Manufacturing and organizational stock	83 652	43 176

Furniture	1 071 828	690 721
Perrenial plantations	7	-
Others	106 571	65

30.06.2008

Name of the fixed asset group	Original (replacement) cost of the fixed assets, thousand roubles	Value of the accrual amortization, thousand roubles
Buildings	3 748 782	1 542 666
Machinery and equipment	4 536 529	1 968 624
Transportation	243 505	130 962
Manufacturing and organizational stock	85 995	46 685
Furniture	1 110 330	756 359
Perrenial plantations	7	-
Others	106 558	52

Results of the las re-estimation of the fixed assets and long-term leasable assets for the last 5 financial years, preceding account period:

NN	Group of the fixed assets	Total costs before the re-estimation, rubles	Depreciated (excluding amortization) cost before the re-estimation, rubles	Date of the performing of the re-estimation	Total costs after the re-estimation, rubles	Depreciated (excluding amortization) cost after the re-estimation, rubles
1	Own fixed assets	*1 731 560 794*	*862 484 193*	*31.12.2001*	*4 399 876 056*	*1 985 969 621*
2	Special rigging	-	-	*31.12.2001*	*430 815 957*	*430 815 957*
3	Fixed assets, rented	*11 830 306*	*8 241 291*	*31.12.2001*	*31 062 195*	*21 235 459*
	TOTAL:	***1 743 391 100***	***870 725 485***	***31.12.2001***	***4 861 754 208***	***2 438 021 037***

The date of performing the re-estimation: 31.12.2001.
The total balance cost of the fixed assets, before the re-estimation: 1 743 391 100 rubles.
The depreciated (excluding wearing) cost of the fixed assets before the re-estimation: 870 725 485 rubles.
The total balance cost of the fixed assets, taking into account the re-estimation: 4 861 754 208 rubles
The depreciated (excluding wearing) cost of the fixed assets, taking into account the re-estimation: 2 438 021 037 rubles.
The method of performing the re-estimation: the method of performing the re-estimation of the fixed assets is using of the Program and information complex "STOF 2.1 Bookkeeper", developed by the SRI of the Statistics of Goscomstat of Russia with the assistance of "Codelnfo", JSC according to the factors of the Goscomstat of Russia.

Charge of the fixed assets of the Company as for 30.09.2007:

Charge description	Bank	Object	Date of origin	Validity period	Hypothecation value, rubles
Pledge	Sberbank	Plant and equipment	07.11.2006	07.05.2008	282 969 853,47
Pledge	Moscow International Bank	Plant and equipment	25.04.2006	14.04.2008	327 383 798,21
Pledge	Moscow Delovoy Mir	Plant and equipment	29.11.2006	01.02.2010	46 992 177,04

Charge of the fixed assets of the Company as for 31.03.2008:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Pledge	Plant and equipment	07.11.2006	07.05.2008	282 969 853,47
Pledge	Plant and equipment	29.11.2006	01.02.2010	46 992 177,04
Pledge	Plant and equipment	09.05.2007	15.04.2010	12 470 230,94
Pledge	Plant and equipment	30.06.2006	26.02.2010	40 693 346,24
Pledge	Plant and equipment	20.02.2006	20.02.2009	147 038 495,38
Pledge	Plant and equipment	20.02.2006	20.02.2009	220 557 743,07

Charge of the fixed assets of the Company as for 30.06.2008:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Pledge	Plant and equipment	29.11.2006	01.02.2010	46 992 177,04
Pledge	Plant and equipment	09.05.2007	15.04.2010	12 470 230,94
Pledge	Plant and equipment	30.06.2006	26.02.2010	40 693 346,24
Pledge	Plant and equipment	20.02.2006	20.02.2009	146 404 209,5
Pledge	Plant and equipment	20.02.2006	20.02.2009	219 606 314,25

The intangible assets of the Company:

30.09.2007

№	Groupe of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 760	12 849
2	Exclusive right of the author or other right holder to use the program for computers and database	16 227	310
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	231	6
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	597	11
Total, thousand roubles		*1 020 815*	*13 176*

31.12.2007

№	Groupe of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 775	275 521

2	Exclusive right of the author or other right holder to use the program for computers and database	12 659	11 204
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	231	84
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	450	406
Total, thousand roubles		*1 017 115*	*287 215*

31.03.2008

№	Groupe of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 775	288 370
2	Exclusive right of the author or other right holder to use the program for computers and database	12 659	11 393
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	231	90
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	450	417
Total, thousand roubles		*1 017 115*	*300 270*

30.06.2008

№	Groupe of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 775	301 218
2	Exclusive right of the author or other right holder to use the program for computers and database	12 659	11 567
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of	231	97

	goods origin and firm-name		
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	450	428
Total, thousand roubles		*1 017 115*	*313 310*

Intangible assets accounting is performed in accordance with the Regulation on business accounting RAS 14/2000 "Intangible assets accounting", approved by the Order of the RF Ministry of Finance of October 16, 2000 No 91n.

Financial investments of the Company

The total amount of the financial investments of the Company as for 31.12.2007: ***4 854 056 thousand rubles.***
The total amount of the financial investments of the Company as for 31.03.2008: ***5 100 384 thousand rubles.***
The total amount of the financial investments of the Company as for 30.06.2008: ***4 427 725 thousand rubles.***

List of the financial investments of the Company, which are 10 and more percent of the finance investments as for 30.09.2007:

Investments in equity securities:

Type of securities	***Shares***
Full and Abbreviated name of the Issuer	***Open Joint Stock Company "Yakovle Design Bureau", "OKB named after Yakovlev", JSC***
Location	***Russia, 125315, Moscow, Leningradsky prospect, 68***
The State registration number of the issues of the equity secutities	***1-01-00860-A (ordinary) 2-01-00860-A (privileged)***
Date of the State registration of the equity securities	***17.03.2004***
The registration bodies, performed the issues registration of the equity securities	***FSFM of the Russian Federation***
Part of the Issuer's shares, which are in ownership of the Company	***75,46% Ordinary – 1 271 304 shares Privileged – 70 090 shares***
Total balance value of the Issuer's shares, which are in ownership of the Company	***1 680 002 087,42 rubles***
The amount of the stated dividend on ordinary shares (if there are no any information on amount of the stated dividend on ordinary shares this year, the information on stated dividen for the previous year is indicated)	***There were no any payments on ordinary dividends in 2006***

Type of securities	***Shares***
Full and Abbreviated name of the Issuer	***Closed Joint Stock Company "Beta Air", "Beta Air", CJSC***
Location	***Russia, 347922, Rostov Region, Taganrog, Shmidt street, 16***
Part of the Issuer's shares, which are in ownership of the Company	***73,40%***
Total balance value of the Issuer's shares, which are in ownership of the Company	***359 122 848,33 rubles***

Type of securities	***Shares***
Full and Abbreviated name of the Issuer	***Open Joint Stock Company "Beriev Aircraft Company", "TANTK named after Beriev", JSC***
Location	***Russia, 347923, Rostov Region, Taganrog, Aviatorov square, 1***
The State registration number of the issues of the equity secutities	***1-03-30361-E***
Date of the State registration of the equity securities	***28.04.2002***
The registration bodies, performed the issues registration of the equity securities	***The Rostov regional branch of FSFM of the Russian Federation***
Part of the Issuer's shares, which are in ownership of the Company	***54,2%***
Total balance value of the Issuer's shares, which are in ownership of the Company	***353 316 144,20 rubles***
The amount of the stated dividend on ordinary shares (if there are no any information on amount of the stated dividend on ordinary shares this year, the information on stated dividen for the previous year is indicated)	***The amount of dividend is 77 rubles per one share in 2006***

List of the financial investments of the Company, which are 10 and more percent of the finance investments as for 31.03.2008 and 30.06.2008: there are no any investments during the reporting period.

Information about the amount of the potential losses, related to the bankruptcy of the organizations (enterprises), to which the investments were provided, accordingly to each type of the abovementioned investments:

The losses are improbable and are limited by the costs of investments.

The Company assets are not allocated in the deposit or other bank accounts of other Credit organizations, which licenses were suspended or withdrawn, and also in the case if the decision of the reorganization, closing down of such credit organization was made, beginning of the bankruptcy procedure or if such organization were declared bankrupts.

The potential losses, accordingly to the Company estimation of the finance investments, showed in the accounting reports of the Company, are improbable and are limited by the costs of investments.

Credit history of the Company

Obligation	Creditor (lender)	Principal debt	Credit period/ Maturity date	Delay in execution
Credit	Trust Investment Bank	21 000 000 US dollars	16.01.02	no delay
Credit	Savings bank	30 000 000 US dollars	31.03.02	no delay
Credit	Trust Investment Bank	45 000 000 US dollars	15.05.02	no delay
Credit	Savings bank	839 608 166 roubles	31.08.02	no delay
Credit	Vneshtorgbank	72 000 000 US dollars	04.12.02	no delay
Credit	Rosbank	56 000 000 US dollars	17.02.03	no delay
Credit	Savings bank	3 527 079 605 roubles	31.08.03	no delay
Credit	Savings bank	3 127 550 237 roubles	31.10.03	no delay
Credit	Rosbank	60 000 000 US dollars	30.12.03	no delay
Credit	Vneshtorgbank	60 000 000 US dollars	22.01.04	no delay
Credit	Vneshtorgbank	60 000 000 US dollars	22.01.04	no delay

Credit	Savings bank N 2229/2745-6	1 017 242 058,79 roubles	01.06.04	no delay
Credit	Rosbank	60 000 000 US dollars	30.06.04	no delay
Credit	Savings bank N 7014	70 000 000 US dollars	30.12.05	no delay
Credit	Savings bank № 7013	101 000 000 US dollars	06.04.06	no delay
Credit	Savings bank N 7007	60 000 000 US dollars	26.10.06	no delay
Credit	Savings bank №7053	115 000 000 US dollars	20.11.06	no delay
Credit	Savings bank №7054	45 000 000 US dollars	29.12.06	no delay
Credit	Savings bank №7202	30 000 000 US dollars	21.12.07	no delay
Credit	Savings bank №7203	50 000 000 US dollars	21.12.07	no delay
Credit	Savings bank №7201	160 000 000 US dollars	24.12.07	no delay
Credit	Savings bank №7223	163 300 000 US dollars	28.12.07	no delay
Credit	Savings bank №7123	130 000 000 US dollars	28.12.07	no delay
Credit	VTB Bank N 1806	80 000 000 US dollars	02.08.08	no delay
Credit	Mosnarbank Singapore	19 275 000 US dollars	20.11.08	no delay
Credit	MMB N 060/58/07-CJSC UniCreditBank	20 000 000 US dollars	13.02.09	no delay
CLN	Market borrowing	125 000 000 US dollars	10.04.09	no delay
Credit	Alfa-Bank N 102424	20 000 000 US dollars	17.04.09	no delay
Credit	Savings bank №7101	45 000 000 US dollars	29.12.09	no delay
Credit	VTB Bank Europe plc.	65 000 000 US dollars	06.03.10	no delay
Bonded debt	Market borrowing	3 250 000 000 roubles	16.09.10	no delay
Credit	Savings bank N7283	161 152 345 US dollars	24.12.10	no delay
Credit	Savings bank №7102	45 000 000 US dollars	29.12.10	no delay
Credit	Alfa-Bank N 108076	55 000 000 US dollars	31.03.11	no delay
Credit	Savings bank N 7193	135 000 000 US dollars	07.03.12	no delay
Credit	Savings bank № 7194	104 013 023 US dollars	21.06.12	no delay

The Company obligations, provided by the third parties

Index	3d Q 2007	2007	1st Q 2008	2d Q 2008
Total amount of the obligations of the Company of the provided security to the third parties, thousand roubles	95 083,788	82 268,103	26 907	76 670
Total amount of the obligations of the third parties, which The Company provided to the third parties security, including loan or guarantee, thousand roubles	83 568,103	57 268,103	26 907	76 670

Information about the amount of the account receivable

On 30.09.2007 the accounts receivable of the Company is* 16 244 687 *thousand roubles

The structure of the account receivable of the Company on 30.09.2007

Type of the account receivable	Term of payment	
	Up to 1 year	More than 1 year
Customers and clients, thousand roubles	2 709 811	
including overdue payment, thousand roubles		X
Notes payable, thousand roubles	-	
including overdue payment, thousand roubles		X
Shareholder's account receivable for payments to the capital stoch, thousand roubles	-	
including overdue payment, thousand roubles		X
Given advances, thousand rubles	9 225 243	
including overdue payment, thousand roubles		X
Other debtors, thousand rubles	4 255 414	54 219
including overdue payment, thousand roubles		X
Total, thousand rubles	16 190 468	54 219
including total overdue payment, thousand roubles		X

On 31.12.2007 the accounts receivable of the Company is 12 801 320 thousand roubles

The structure of the account receivable of the Company on ***31.12.2005***.

Type of the account receivable	Term of payment	
	Up to 1 year	More than 1 year
Customers and clients, thousand roubles	2 126 938	61 852
including overdue payment, thousand roubles		X
Notes payable, thousand roubles		
including overdue payment, thousand roubles		X
Shareholder's account receivable for payments to the capital stoch, thousand roubles		
including overdue payment, thousand roubles		X
Given advances, thousand rubles	7 934 008	
including overdue payment, thousand roubles		X
Other debtors, thousand roubles	2 697 568	
including overdue payment, thousand roubles		X
Total, thousand rubles	12 739 468	61 852
including total overdue payment, thousand roubles		X

On 31.03.2008 the accounts receivable of the Company is 18 014 056 thousand roubles

The structure of the account receivable of the Company on ***31.03.2008***

Type of the account receivable	Term of payment	
	Up to 1 year	More than 1 year
Customers and clients, thousand roubles	2 361 458	81 742
including overdue payment, thousand roubles		X

Notes payable, thousand roubles		
including overdue payment, thousand roubles		X
Shareholder's account receivable for payments to the capital stoch, thousand roubles		
including overdue payment, thousand roubles		X
Given advances, thousand rubles	9 519 969	
including overdue payment, thousand roubles		X
Other debtors, thousand roubles	6 050 887	
including overdue payment, thousand roubles		X
Total, thousand rubles	17 932 314	81 742
including total overdue payment, thousand roubles		X

On 30.06.2008 the accounts receivable of the Company is 24 005 573 thousand roubles

The structure of the account receivable of the Company on ***30.06.2008***

Type of the account receivable	Term of payment	
	Up to 1 year	More than 1 year
Customers and clients, thousand roubles	7 797 450	83 168
including overdue payment, thousand roubles		X
Notes payable, thousand roubles		
including overdue payment, thousand roubles		X
Shareholder's account receivable for payments to the capital stoch, thousand roubles		
including overdue payment, thousand roubles		X
Given advances, thousand rubles	11 439 489	
including overdue payment, thousand roubles		X
Other debtors, thousand roubles	4 685 466	
including overdue payment, thousand roubles		X
Total, thousand roubles	23 922 405	83 168
including total overdue payment, thousand roubles		X

Information about formation and use of the reserve fund, and also about other funds of the Company

Name of the Fund	*Reserve fund*						
	2003	2004	2005	2006	2007	31.03.2008	30.06.2008
The fund amount, established by the constitutive documents	5% of the Authorized Capital of the Company						
The fund amount in money terms, as for the date of the report quarter finishing and in percents of the of the Authorized Capital of the Company	27 339 thousand rubles, 1,15% of the Authorized Capita	33 881 thousand rubles, 1,29% of the Authorized Capital	75 943 thousand rubles, 2,58% of the Authorized Capital	75 943 thousand rubles, 2,58% of the Authorized Capital	132 028 thousand rubles, 4,5% of the Authorized Capital	132 028 thousand rubles, 4,5% of the Authorized Capital	146 720 thousand rubles, 5% of the Authorized Capital
The fund allocation amount during the report quarter	*17 221*	*6 542*	*42 062*	-	*56 085*	-	-
The fund assets amount, used during the report quarter and the target of usage of		-	-	-	-	-	-

this asset							

Affiliated persons' list

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

I. Affiliated persons' list by the date 30.09.2007

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
1	*2*	*3*	*4*	*5*	*6*
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is the Chairman of the Board of Directors of the Company*	*24.06.2005*	*0,014*	*0,014*
Arutunov Nikolay Bagratovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*24.06.2005* *06.09.2004*	-	-
Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Demchenko Oleg Fedorovich	*Russia, Moscow*	*- The person is the sole executive body of the Company* *- The person is the member of the Board of Directors of the Company* *- The person is the Chairman of the Board of the Company*	*24.06.2005* *24.06.2005* *24.06.2005*	-	-
Kovalkov Vladimir Vasilievich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*24.06.2005* *06.09.2004*	*0,000001*	*0,000001*
Lyamtsev Eugeniy Vladimirovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Petrov Maxim Valer'evich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Tsivilev Sergey Viktorovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Chemezov	*Russia, Moscow*	*The person is the member*	*24.06.2005*	-	-

Sergey Viktorovich		*of the Board of Directors of the Company*			
Vasilenko Sergey Ivanovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	*0,14*	*0,14*
Veprev Aleksandr Alekseevich	*Russia, Irkutsk*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Kobzev Viktor Anatolievich	*Russia, Taganrog*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Chirikov Vladimir L'vovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Close Joint Stock Company "ITELA"	*Russia, 152920, the Yaroslav Region, Rybinsk, Boulevard Pobedy, 5*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*12.11.2001*	-	-
Close Joint Stock Company "BETA AIR"	*Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*14.02.1996*	-	-
Close Joint Stock Company "Techservisavia"	*Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, building1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*	-	-
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*	-	-
Open Joint Stock Company "Taganrog aviation scientific and technical complex named after Beriev"	*Russia, 347923, the Rostov Region, Taganrog, Aviatorov square, 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*16.12.1994*	-	-
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, the Krasnodar Region, Gelendjic, Solnechnaya str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*15.11.1995*	-	-

Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, B. Molchanovka str., 30/7, building.2*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*01.07.2002*	-	-
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prospekt, 68*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*20.04.2004*	-	-
Limited Liability Company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, Aviastroiteley str., 4A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.03.2004*	-	-
Limited Liability Company "Irkut – StankoService"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company "Irkut – TNP"	*Russia, 664020, Irkutsk, Novatorov str., 11A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*26.08.2004*	-	-
Limited Liability Company "Printing-office Irkut"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company "Network company "Irkut"	*Russia, 664020, Irkutsk, Aviastroiteley str., 28A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*28.05.2004*	-	-
Limited Liability Company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*07.07.2004*	-	-
Limited Liability Company "Irkut-TEKS"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.05.2004*	-	-
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the*	*16.02.2004*	-	-

		Company			
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya str., 13, building 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*24.05.2004*	-	-
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse, rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*25.02.2005*	-	-
Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*03.10.2006*	-	-
Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*26.01.07*	*38,22*	*38,22*

There were no changes in the Affiliated pesrons list since 01.07.2007 till 30.09.2007

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

Affiliated persons' list by the date 31.12.2007

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
1	*2*	*3*	*4*	*5*	*6*
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is the Chairman of the Board of Directors of the Company*	*24.06.2005*	*0,014*	*0,014*
Arutunov Nikolay Bagratovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-

Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Demchenko Oleg Fedorovich	*Russia, Moscow*	*- The person is the sole executive body of the Company* *- The person is the member of the Board of Directors of the Company* *- The person is the Chairman of the Board of the Company*	*24.06.2005* *24.06.2005* *24.06.2005*	-	-
Kovalkov Vladimir Vasilievich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*24.06.2005* *06.09.2004*	*0,000001*	*0,000001*
Lyamtsev Eugeniy Vladimirovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Petrov Maxim Valer'evich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Tsivilev Sergey Viktorovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Belov Anatoliy Georgievich	*Russia, Moscow*	*The aerson is the member of the Board of the Company*	*03.10.2007*	-	-
Veprev Aleksandr Alekseevich	*Russia, Irkutsk*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Kobzev Viktor Anatolievich	*Russia, Taganrog*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Medvedev Alexander Alekseevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*03.10.2007*	-	-
Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Chirikov Vladimir L'vovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Close Joint Stock	*Russia, 152920,*	*The Joint Stock Company*	*12.11.2001*	-	-

Company "ITELA"	*the Yaroslav Region, Rybinsk, Boulevard Pobedy, 5*	*has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*			
Close Joint Stock Company "BETA AIR"	*Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*14.02.1996*	-	-
Close Joint Stock Company "Techservisavia"	*Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, building1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*	-	-
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*	-	-
Open Joint Stock Company "Taganrog aviation scientific and technical complex named after Beriev"	*Russia, 347923, the Rostov Region, Taganrog, Aviatorov square, 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*16.12.1994*	-	-
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, the Krasnodar Region,Gelendjic, Solnechnaya str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*15.11.1995*	-	-
Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, B. Molchanovka str., 30/7, building.2*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*01.07.2002*	-	-
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prospekt, 68*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*20.04.2004*	-	-
Limited Liability Company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, Aviastroiteley str., 4A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.03.2004*	-	-
Limited Liability Company "Irkut – StankoService"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-

Limited Liability Company "Irkut – TNP"	*Russia, 664020, Irkutsk, Novatorov str., 11A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*26.08.2004*	-	-
Limited Liability Company "Printing-office Irkut"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company "Network company "Irkut"	*Russia, 664020, Irkutsk, Aviastroiteley str., 28A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*28.05.2004*	-	-
Limited Liability Company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*07.07.2004*	-	-
Limited Liability Company "Irkut-TEKS"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.05.2004*	-	-
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*16.02.2004*	-	-
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya str., 13, building 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*24.05.2004*	-	-
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse, rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*25.02.2005*	-	-
Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*03.10.2006*	-	-

Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*26.01.07*	*38,22*	*38,22*

Changes in Irkut Corporation's Affiliated persons list during the period from 01.10.2007 to 31.12.2007

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
1	The person lost one of the reason to be affiliated person	03.10.2007	03.10.2007

Information on Affiliated person before changing					
Bezverkhniy Valeriy Borisovich	Russia, Moscow	- The person is the member of the Board of Directors of the Company - The person is th member of the Board of the Company	24.06.2005 06.09.2004	-	-
Information on Affiliated person after changing					
Bezverkhniy Valeriy Borisovich	Russia, Moscow	- The person is the member of the Board of Directors of the Company	24.06.2005	-	-

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
2	The person lost one of the reason to be affiliated person	03.10.2007	03.10.2007

Information on Affiliated person before changing					
Vasilenko Sergey Ivanovich	Russia, Moscow	- The person is the member of the Board of the Company	06.09.2004	0,14	0,14
Information on Affiliated person after changing					
The person is not affiliated					

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
3	The reason for affiliated person has been appeared	03.10.2007	03.10.2007

Information on Affiliated person before changing					
The person is not affiliated					
Information on Affiliated person after changing					
Belov Anatoliy Georgievich	Russia, Moscow	- The person is the member of the Board of the Company	03.10.2007	-	-

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
4	The reason for affiliated person has been appeared	03.10.2007	03.10.2007

Information on Affiliated person before changing					
The person is not affiliated					
Information on Affiliated person after changing					
Medvedev Alexander Alexandrovich	Russia, Moscow	- The person is the member of the Board of the Company	03.10.2007	-	-

Afiliated persons' list by the date 31.03.2008

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital

1	2	3	4	5	6
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is the Chairman of the Board of Directors of the Company*	*24.06.2005*	*0,014*	*0,014*
Arutunov Nikolay Bagratovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Demchenko Oleg Fedorovich	*Russia, Moscow*	*- The person is the sole executive body of the Company* *- The person is the member of the Board of Directors of the Company* *- The person is the Chairman of the Board of the Company*	*24.06.2005* *24.06.2005* *24.06.2005*	-	-
Kovalkov Vladimir Vasilievich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*24.06.2005* *06.09.2004*	*0,000001*	*0,000001*
Lyamtsev Eugeniy Vladimirovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Petrov Maxim Valer'evich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Tsivilev Sergey Viktorovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Belov Anatoliy Georgievich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*03.10.2007*	-	-
Veprev Aleksandr Alekseevich	*Russia, Irkutsk*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Kobzev Viktor Anatolievich	*Russia, Taganrog*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Medvedev Alexander Alekseevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*03.10.2007*	-	-

Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Chirikov Vladimir L'vovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Close Joint Stock Company "ITELA"	*Russia, 152920, the Yaroslav Region, Rybinsk, Boulevard Pobedy, 5*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*12.11.2001*	-	-
Close Joint Stock Company "BETA AIR"	*Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*14.02.1996*	-	-
Close Joint Stock Company "Techservisavia"	*Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, building1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*	-	-
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*	-	-
Open Joint Stock Company "Taganrog aviation scientific and technical complex named after Beriev"	*Russia, 347923, the Rostov Region, Taganrog, Aviatorov square, 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*16.12.1994*	-	-
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, the Krasnodar Region,Gelendjic, Solnechnaya str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*15.11.1995*	-	-
Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, B. Molchanovka str., 30/7, building.2*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*01.07.2002*	-	-
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prospekt, 68*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*20.04.2004*	-	-
Limited Liability Company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-

Limited Liability Company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, Aviastroiteley str., 4A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.03.2004*	-	-
Limited Liability Company "Irkut – StankoService"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company "Irkut – TNP"	*Russia, 664020, Irkutsk, Novatorov str., 11A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*26.08.2004*	-	-
Limited Liability Company "Printing-office Irkut"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company "Network company "Irkut"	*Russia, 664020, Irkutsk, Aviastroiteley str., 28A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*28.05.2004*	-	-
Limited Liability Company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*07.07.2004*	-	-
Limited Liability Company "Irkut-TEKS"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.05.2004*	-	-
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*16.02.2004*	-	-
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya str., 13, building 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*24.05.2004*	-	-
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse, rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*25.02.2005*	-	-

Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*03.10.2006*	-	-
Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*26.01.07*	*38,22*	*38,22*

There were no changes in the Affiliated pesrons list since 01.01.2008 till 31.03.2008

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

Affiliated persons' list by the date 30.06.2008

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
1	*2*	*3*	*4*	*5*	*6*
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is the Chairman of the Board of Directors of the Company*	*24.06.2005*	*0,014*	*0,014*
Arutunov Nikolay Bagratovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Veprev Alexander Alekseevich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*20.06.2008* *06.09.2004*	-	-
Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Demchenko Oleg Fedorovich	*Russia, Moscow*	*- The person is the sole executive body of the Company* *- The person is the member of the Board of*	*24.06.2005* *24.06.2005*	-	-

		Directors of the Company - The person is the Chairman of the Board of the Company	24.06.2005		
Kovalkov Vladimir Vasilievich	Russia, Irkutsk	- The person is the member of the Board of Directors of the Company - The person is the member of the Board of the Company	24.06.2005 06.09.2004	0,000001	0,000001
Lyamtsev Eugeniy Vladimirovich	Russia, Moscow	The person is the member of the Board of Directors of the Company	20.03.2006	-	-
Pogosyan Mikhail Aslanovich	Russia, Moscow	The person is the member of the Board of Directors of the Company	24.06.2005	-	-
Slivchenko Andrey Andreevich	Russia, Moscow	The person is the member of the Board of Directors of the Company	20.06.2008		
Chemezov Sergey Viktorovich	Russia, Moscow	The person is the member of the Board of Directors of the Company	24.06.2005	-	-
Belov Anatoliy Georgievich	Russia, Moscow	The person is the member of the Board of the Company	03.10.2007	-	-
Dolzhenkov Nikolay Nikolaevich	Russia, Moscow	The person is the member of the Board of the Company	06.09.2004	-	-
Eliseev Dmitry Anatolievich	Russia, Moscow	The person is the member of the Board of the Company	25.11.2004	-	-
Kobzev Viktor Anatolievich	Russia, Taganrog	The person is the member of the Board of the Company	06.09.2004	-	-
Medvedev Alexander Alekseevich	Russia, Moscow	The person is the member of the Board of the Company	03.10.2007	-	-
Sautov Vladimir Nilovich	Russia, Moscow	The person is the member of the Board of the Company	06.09.2004	-	-
Smekhov Sergey Konstantinovich	Russia, Moscow	The person is the member of the Board of the Company	06.09.2004	-	-
Chirikov Vladimir L'vovich	Russia, Moscow	The person is the member of the Board of the Company	25.11.2004	-	-
Close Joint Stock Company "ITELA"	Russia, 152920, the Yaroslav Region, Rybinsk, Boulevard Pobedy, 5	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person	12.11.2001	-	-
Close Joint Stock Company "BETA AIR"	Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person	14.02.1996	-	-
Close Joint Stock Company "Techservisavia"	Russia, 125047, Moscow, 1st Tverskaya-	The Joint Stock Company has the right to deal with more than 20 % of total	27.07.1998	-	-

	Yamskaya str., 6, building1	*voting power, fallen to the voting shares of the legal person*			
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*	-	-
Open Joint Stock Company "Taganrog aviation scientific and technical complex named after Beriev"	*Russia, 347923, the Rostov Region, Taganrog, Aviatorov square, 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*16.12.1994*	-	-
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, the Krasnodar Region,Gelendjic, Solnechnaya str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*15.11.1995*	-	-
Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, B. Molchanovka str., 30/7, building.2*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*01.07.2002*	-	-
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prospekt, 68*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*20.04.2004*	-	-
Limited Liability Company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, Aviastroiteley str., 4A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.03.2004*	-	-
Limited Liability Company "Irkut – StankoService"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company "Irkut – TNP"	*Russia, 664020, Irkutsk, Novatorov str., 11A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*26.08.2004*	-	-
Limited Liability Company "Printing-office Irkut"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*29.04.2004*	-	-
Limited Liability Company "Network company "Irkut"	*Russia, 664020, Irkutsk, Aviastroiteley str., 28A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the*	*28.05.2004*	-	-

		Company			
Limited Liability Company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*07.07.2004*	-	-
Limited Liability Company "Irkut-TEKS"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.05.2004*	-	-
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*16.02.2004*	-	-
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya str., 13, building 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*24.05.2004*	-	-
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse, rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*25.02.2005*	-	-
Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*03.10.2006*	-	-
Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*26.01.07*	*80,90*	*80,90*

Changes in Irkut Corporation's Affiliated persons list during the period from 01.04.2008 to 30.06.2008

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
1	The person lost one of the reason to be affiliated person	20.06.2008	20.06.2008

Information on Affiliated person before changing					
Petrov Maxim Valer'evich	Russia, Moscow	- The person is the member of the Board of Directors of the Company	25.06.2007	-	-
Information on Affiliated person after changing					
The person is not affiliated					

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
2	The person lost one of the reason to be affiliated person	20.06.2008	20.06.2008

Information on Affiliated person before changing					
Civilev Sergey Viktorovich	Russia, Moscow	- The person is the member of the Board of Direcotrs of the Company	24.06.2005	-	-
Information on Affiliated person after changing					
The person is not affiliated					

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
3	The reason for affiliated person has been appeared	20.06.2008	20.06.2008

Information on Affiliated person before changing					
Veprev Alexander Ivanovich	Russia, Irkutsk	- The person is the member of the Board of the Company	06.09.2004	-	-
Information on Affiliated person after changing					
Veprev Alexander Ivanovich	Russia, Irkutsk	- The person is the member of the Board of the Company - The person is the member of the Board of Directors of the Company	06.09.2004 20.06.2008	-	-

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
4	The reason for affiliated person has been appeared	20.06.2008	20.06.2008

Information on Affiliated person before changing					
The person is not affiliated					
Information on Affiliated person after changing					
Slivchenko Andrey Andreevich	Russia, Moscow	- The person is the member of the Board of Directors of the Company	20.06.2008	-	-

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
5	There are changes in the affiliated person's part in the authorized capital of the Company and ordinary share fraction of the Company which belongs to the affiliated person	20.06.2008	20.06.2008

Information on Affiliated person before changing					
Joint Stock Company "United Aircraft Corporation"	Russia, 101000, Moscow, Ulanskiy per., 22-1	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person	26.01.2007	38,22	38,22
Information on Affiliated person after changing					
Joint Sotck Company "United Aircraft Corporation"	Russia, 101000, Moscow, Ulanskiy per., 22-1	The Joint Stock Company has the right to deal with more than 20% of total voting power, fallen to the voting shares of the legal person	30.06.2008	80,90	80,90

Calculation of the estimation of the net asset value

Calculation of the estimation of the net asset value of Irkut Corporation

Name of Parameter	At the end of the accounting period (RUR thousand) **30.09.2007**	At the end of the accounting period (RUR thousand) **31.12.2007**	At the end of the accounting period (RUR thousand) **31.03.2008**	At the end of the accounting period (RUR thousand) **30.06.2008**
I. Assets				
1. Fictitious assets	746 004	729 900	716 845	703 805
2. Fixed assets	4 491 707	5 056 095	5 230 555	5 386 359
3. Incompleted construction	1 195 822	1 171 341	1 030 229	1 075 293
4. Profitable investments in tangible assets	0	0	0	0
5. Long-term and short-term financial investments <1>	3 128 383	5 252 002	5 337 934	4 427 725
6. Other fixed assets <2>	3 058 019	2 695 004	2 729 543	2 394 714
7. Reserves	19 116 430	15 881 590	17 077 103	17 350 662
8. Value added tax for acquired values	1 315 505	1 970 226	998 086	965 150
9. Debit indebtedness <3>	16 244 687	12 801 320	18 014 056	24 005 573
10. Financial assets	1 457 528	6 832 951	2 352 717	2 149 915
11. Other receivables	105	105	105	105
12. Total assets included in calculations (sum of parameters 1-11)	**50 754 189**	**52 390 534**	**53 487 173**	**58 459 301**
II. Liabilities				
13. Long-term obligations for loans and credits	25 600 076	16 568 438	18 091 875	21 968 035
14. Other long-term obligations <4>, <5>	1 170 852	943 434	991 922	1 010 969
15. Short-term obligations for loans and credits	1 129 121	5 139 064	1 389	236 767
16. Credit indebtedness	15 346 415	18 048 056	23 131 360	23 541 980
17. Indebtedness on income payments to participants (constitutors)	4 102	4 960	4 919	141 819
18. Reserves for deferred charges	161 240	360 192	359 015	448 594
19. Other short-term obligations <5>	0	0	0	
20. Total liabilities included in calculations (sum of parameters 13-19)	**43 411 806**	**41 064 144**	**42 580 480**	**47 348 164**
21. Net asset value of the joint-stock company (total assets included in calculations (it. 12) minus total of liabilities include in calculations (it. 20)).	***7 342 383***	***11 326 390***	**10 906 693**	**11 111 137**

<1> Except for the included into actual expenses cost of redemption of stock from shareholders.
<2> Including the amount of deferred tax actives.
<3> Except for indebtedness of participants (constitutors) on contributions into the charter capital.
<4> Including the amount of the deferred tax liabilities.
<5> In the information on the size of other long-term and short-term obligations the amounts of reserves created in the established order in connection to contingent liabilities and with discontinuantion of activities are presented.

Security Form for Stock Exchanges

(for the RTS stock exchange)

November 06, 2007

1. General information

1.1.	Full name of the Issuer (Declarant), according to the Charter	Issuer
1.2.	Full name of the Issuer, according to the Charter	Open Joint Stock Company "Irkut Corporation" Irkut Corporation
1.3.	Person in charge of the Declarant	Logacheva Olga Anatol'evna Head of the Division
1.4.	Contact information	(495) 777 21 01 logacheva@irkut.com

2.1. General characters of the security (share)

2.1.1.	Short name of the Issuer (according to the Charter)	Open Joint Stock company "Irkut Corporation" Irkut Corporation, JSC
2.1.2.	Sort, type and form of the security	Ordinary registered uncertified shares
2.1.3.	Nominal value of the security	3 (three) rubles
2.1.4.	Quantity of the securities (by type) Total amount of the issue	Ordinary shares: 978 131 612 shares 2 934 394 836 rubles
2.1.5.	Number and date of the state registration of the securities issue	1-03-00040-A 15 August 2002
2.1.6.	Number and date of the registration of the report on the issue results; registering authority	The third issue: 1-03-00040-A, 10.09.2002, FCSM of RF Additional issue (001-D): 1-03-00040-A, 02.07.2004, FCSM of RF Additional issue (002-D): 1-03-00040-A, 12.01.2006, FSFR of RF
2.1.7.	ISIN codes of issue	RU0006752979

3. Information on the Issuer

3.1.	State Registration certificate	State registration number: 1023801428111 Date of the State Registration: 19.09.2002 State authority, which Registered the Company : tax inspectorate ("Leninskiy okrug" branch in Irkutsk, Russia) State Registration certificate number: series 38 № 000300173
3.2.	Quantity of the shareholders	1 308 (by the date 30.06.2007)
3.3.	Maximum of voting shares, which has one person and its affiliated company	"United Aircraft Corporation", JSC – 50,11%, including its affiliated company - "Aviation Holding Company "Sukhoy", JSC – 11,89%
3.4.	Net assets value	7 342 383 thousand rubles (by the date 30.09.2007)
3.5.	Charter capital	2 934 394 836 rubles 978 131 612 shares
3.6.	Quantity of declared shares	21 639 279 shares
3.7.	Field of activity	35.30.3 28.75.12 28.61 28.11 28.62 51.70 52.63 63.12 29.12.1 22.22 74.40
3.8.	Identification taxpayer number	3807002509
3.9.	Position and the name of the company executive	The President Demchenko Oleg Fedorovich
3.10.	Legal address	129626, Moscow, Novoalekseevskaya str., 13, bld.1
3.11.	Post address	129626, Moscow, Novoalekseevskaya str., 13, bld.1
3.12.	Name of the Chairman of the Board of Directors	Fedorov Alexey Innokent'evich
3.13.	Position and the name of the person, responsible for stock market information	Logacheva Olga Anatol'evna Head of the Division (495) 777 21 01 logacheva@irkut.com
3.14.	Quantity and place of branches and representation offices	Branch: Russian Federation, 664020, Irkutsk, Novatorov str., 3 Representation office: Russian Federation, 347922

		Taganrog, Shmidt str., 16
3.15.	Bank details	Transaction account: 40702810000000038600 at Limited Liability Company NKO "MRP", Moscow Correspondent account: 30103810600000000658 BIC: 044585658 INN: 3807002509 KPP: 997850001
3.16.	Contact tel/fax	Tel. (495) 777-21-01 (ext.75-12) Fax. (495) 777-21-01 (ext. 74-74)
3.17.	E-mail	logacheva@irkut.com
3.18.	Web site	www.irkut.com

4. Information on the issues of securities

4.1. Total amount of the shares:

	Quantity	Rubles
Ordinary	978 131 612	2 934 394 836
Privileged	-	-
Total (amount of charter capital)		2 934 394 836

4.2. Information on the registered issues:

	Issue	Date	State registration number	Quantity of the shares in the issue		Nominal value	Registration date of Prospectus (privatization plan/issue prospectus)
				Ordinary	Privi-leged		
1.	Primary issue	11.03.1993	34-1P-0223	690 875	-	0,8	
2.	Second issue	15.03.1999	1-02-00040-A	790 361 000	-	0,8	
3.	Third issue	15.08.2002	1-03-00040-A	791 051 875	-	3,0	27.02.2004
4.	Additional issue	06.02.2004	1-03-00040-A-001D	87 894 653	-	3,0	06.02.2004
5.	Joining of issues	05.11.2004	1-03-00040-A	878 946 528	-	3,0	
6.	Additional issue	29.09.2005	1-03-00040-A-002D	99 185 084	-	3,0	29.09.2005
7.	Joining of issues	27.04.2006	1-03-00040-A	978 131 612	-	3,0	
Total quantity of shares outstanding				**978 131 612**		3,0	-

4.3. Other information

Primary issue, Second issue are annulled because of converting into third issue.

5. Information on registrar

5.1.	Full and short mane, according to the Charter	Opened Joint Stock Company "Registrator "R.O.S.T."; "Registrator R.O.S.T.", JSC
5.2.	License number	10-000-1-00264 dated 03.12.2002
5.3.	Appointment and the name of the head of the Registar	The General director Giznenko Oleg Mikhailovich
5.4.	Legal address	107996, Moscow, Stromynka str., 18, bld. 13
5.5.	Information on the Agreement with the Issuer	Agreement for register keeping № 2614 dated 21.09.2005
5.6.	Bank details	Transaction account: 40701810700001401238 At "Raiffeisen Bank Austria", CJSC, Moscow Correspondent account: 30101810200000000700 BIC 044525700 INN 7726030449 KPP 771801001
5.7.	Post address	107996, Moscow, Stromynka str., 18, PO 9
5.8.	Contact information	Tel. (495) 771-7335 Fax (495) 771-7334
5.9.	E-mail	rost@rrost.ru

Corporate Behavior Report

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)
3d Q 2007

NN	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 27 dated 06.07.2007
2.	There should be at least 1 independent director in the board of directors of the issuer, which have to meet the following requirements: - is not an officer or employee of the issuer at the moment of election and within 1year preciding the election; - is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; - is not a spouse, parents, childs, brothers or sisters of the officers of the issuer; - is not affiliated person of the issuer, exept for members of the issuer's Board of Director; - is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; - is not a state representative, i.e. representatives of the Russian Federation or constituent of the Russian Federation in the board of directors of stock companies in respect of which	Observed fully	Corporate Code of Conduct of "Irkut Corporation", JSC Clause 4, item 4.3, General shareholder meeting Minutes № 20 dated 06.07.2004 Independent directors: Chemezov S.V. Arutunov N.B. Lyamtsev E.V. Vlasov V.I. Pogosyan M.A. Fedorov A.I. Civilev S.V. Petrov M.V.

	there is a decision about using the special right ("gold share"), and persons, elected to the board of directors among the candidates, promoted by the Russian Federation and constituent of the Russian Federation or municipal unit if such members of the board of directors vote on the basis of written directive (direction etc.) of constituent of the Russian Federation of municipal unit accordingly.		
3.	The board of directors should form a committee headed by independent director with the next exclusive functions: valuation and election of auditor, review of auditor's report, evaluation of the efficiency of the procedures of internal control of the issuer and preparing of proposals for its improvement (audit commette). Audit committee should be composed only of the members of the board of directors, who are not the sole executive bodies and (or) members of the board. The assessment of the auditor's report, prepared by the audit committee, should be presented as a material to annual shareholder's meeting.	Observed fully	The Board of Directors meeting Minute № 1 dated 25.06.2007, Moscow The chairman of the commitee on audit, information and relations with shareholders: Petrov M.V. (independent director) The members of the committee: Fedorov A. I. (independent director) The Committee's functions are determined by Regulation of the Committee on audit, information and relations with shareholders of the Board of Directors of "Irkut Corporation", JSC (approved by the Board of Directors, Minute N 3, 17.10.2006)
4.	The duties of the members of the board of directors, members of the board, the person acting as the sole executive body, particulary managing organization and its officials should be stipulated in internal documents of the issuer. It should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter of Irkut Corporation, clause 18, item 18.5; Regulation on information policy, item 3.8. (approved by the Board of Directors meeting, Minute N 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and its transactions, which are	Observed fully	Regulation on information policy,clause 9

	not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.		
6.	The board of directors of the issuer should approve the document, determinative internal control of the financial and economic activity of the Company. Separate department should control this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors meeting, Minutes № 6, dated 11.01.2005)
7.	According to the Charter An announcement about the forthcoming general meeting of shareholders should be made 30 days prior its helding, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1
8.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.	Observed fully	The Charter, clause 25, item 25.10

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

4th Q 2007

NN	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 27 dated 06.07.2007
2.	There should be at least 1 independent director in the board of directors of the issuer, which have to meet the following requirements:	Observed fully	Corporate Code of Conduct of "Irkut Corporation", JSC Clause 4, item 4.3,

	- is not an officer or employee of the issuer at the moment of election and within 1year preciding the election; - is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; - is not a spouse, parents, childs, brothers or sisters of the officers of the issuer; - is not affiliated person of the issuer, exept for members of the issuer's Board of Director; - is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; - is not a state representative, i.e. representatives of the Russian Federation or constituent of the Russian Federation in the board of directors of stock companies in respect of which there is a decision about using the special right ("gold share"), and persons, elected to the board of directors among the candidates, promoted by the Russian Federation and constituent of the Russian Federation or municipal unit if such members of the board of directors vote on the basis of written directive (direction etc.) of constituent of the Russian Federation of municipal unit accordingly.		General shareholder meeting Minutes № 20 dated 06.07.2004 Independent directors: Chemezov S.V. Arutunov N.B. Lyamtsev E.V. Vlasov V.I. Pogosyan M.A. Petrov M.V. Fedorov A.I. Civilev S.V.
3.	The board of directors should form a committee headed by independent director with the next exclusive functions: valuation and election of auditor, review of auditor's report, evaluation of the efficiency of the procedures of internal control of the issuer and preparing of proposals for its improvement (audit commette). Audit committee should be composed only of the members of the board of directors, who are not the sole executive bodies and (or) members of the board. The assessment of the auditor's report, prepared by the audit committee,	Observed fully	The Board of Directors meeting Minute № 1 dated 25.06.2007, Moscow The chairman of the commitee on audit, information and relations with shareholders: Petrov M.V. (independent director) The members of the committee: Fedorov A. I. (independent director)

	should be presented as a material to annual shareholder's meeting.		The Committee's functions are determined by Regulation of the Committee on audit, information and relations with shareholders of the Board of Directors of "Irkut Corporation", JSC, Clause 2 (approved by the Board of Directors, Minute N 3, 17.10.2006)
4.	The duties of the members of the board of directors, members of the board, the person acting as the sole executive body, particulary managing organization and its officials should be stipulated in internal documents of the issuer. It should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter of Irkut Corporation, clause 18, item 18.5; Regulation on information policy, item 3.8. (approved by the Board of Directors meeting, Minute N 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and its transactions, which are not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Regulation on information policy,clause 9
6.	The board of directors of the issuer should approve the document, determinative internal control of the financial and economic activity of the Company. Separate department should control this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors meeting, Minutes № 6, dated 11.01.2005); Order N 162k dated 07.06.2005 "About changes in staff schedule" (the Department of internal audit is added to the staff schedule)
7.	According to the Charter An announcement about the forthcoming general meeting of shareholders should be made 30 days prior its helding, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1 Publication date of the report with information about holding the general shareholders meeting – 27.04.2007, date of the meeting – 25.06.2007

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)
1st Q 2008

NN	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 27 dated 06.07.2007
2.	There should be at least 1 independent director in the board of directors of the issuer, which have to meet the following requirements: - is not an officer or employee of the issuer at the moment of election and within 1year preciding the election; - is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; - is not a spouse, parents, childs, brothers or sisters of the officers of the issuer; - is not affiliated person of the issuer, exept for members of the issuer's Board of Director; - is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; - is not a state representative, i.e. representatives of the Russian Federation or constituent of the Russian Federation in the board of directors of stock companies in respect of which there is a decision about using the special right ("gold share"), and persons, elected to the board of	Observed fully	Corporate Code of Conduct of "Irkut Corporation", JSC Clause 4, item 4.3, General shareholder meeting Minutes № 20 dated 06.07.2004 Independent directors: Chemezov S.V. Arutunov N.B. Lyamtsev E.V. Vlasov V.I. Pogosyan M.A. Petrov M.V. Fedorov A.I. Civilev S.V.

	directors among the candidates, promoted by the Russian Federation and constituent of the Russian Federation or municipal unit if such members of the board of directors vote on the basis of written directive (direction etc.) of constituent of the Russian Federation of municipal unit accordingly.		
3.	The board of directors should form a committee headed by independent director with the next exclusive functions: valuation and election of auditor, review of auditor's report, evaluation of the efficiency of the procedures of internal control of the issuer and preparing of proposals for its improvement (audit commette). Audit committee should be composed only of the members of the board of directors, who are not the sole executive bodies and (or) members of the board. The assessment of the auditor's report, prepared by the audit committee, should be presented as a material to annual shareholder's meeting.	Observed fully	The Board of Directors meeting Minute № 1 dated 25.06.2007, Moscow The chairman of the commitee on audit, information and relations with shareholders: Petrov M.V. (independent director) The members of the committee: Fedorov A. I. (independent director) The Committee's functions are determined by Regulation of the Committee on audit, information and relations with shareholders of the Board of Directors of "Irkut Corporation", JSC, Clause 2 (approved by the Board of Directors, Minute N 3, 17.10.2006)
4.	The duties of the members of the board of directors, members of the board, the person acting as the sole executive body, particulary managing organization and its officials should be stipulated in internal documents of the issuer. It should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter of Irkut Corporation, clause 18, item 18.5; Regulation on information policy, item 3.8. (approved by the Board of Directors meeting, Minute N 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and its transactions, which are not public data and the disclosure of which may render material effect on the market value of the securities of the	Observed fully	Regulation on information policy,clause 9

	issuer.		
6.	The board of directors of the issuer should approve the document, determinative internal control of the financial and economic activity of the Company. Separate department should control this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors meeting, Minutes № 6, dated 11.01.2005); Order N 162k dated 07.06.2005 "About changes in staff schedule" (the Department of internal audit is added to the staff schedule)
7.	According to the Charter An announcement about the forthcoming general meeting of shareholders should be made 30 days prior its helding, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1 Publication date of the report with information about holding the general shareholders meeting – 27.04.2007, date of the meeting – 25.06.2007

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

2nd Q 2008

NN	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 28 dated 27.06.2008
2.	There should be at least 1 independent director in the board of directors of the issuer, which have to meet the following requirements: - is not an officer or employee of the issuer at the moment of election and within 1year preciding the election; - is not an official of another company,	Observed fully	Corporate Code of Conduct of "Irkut Corporation", JSC Clause 4, item 4.3, General shareholder meeting Minutes № 20 dated 06.07.2004

	in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; - is not a spouse, parents, childs, brothers or sisters of the officers of the issuer; - is not affiliated person of the issuer, exept for members of the issuer's Board of Director; - is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; - is not a state representative, i.e. representatives of the Russian Federation or constituent of the Russian Federation in the board of directors of stock companies in respect of which there is a decision about using the special right ("gold share"), and persons, elected to the board of directors among the candidates, promoted by the Russian Federation and constituent of the Russian Federation or municipal unit if such members of the board of directors vote on the basis of written directive (direction etc.) of constituent of the Russian Federation of municipal unit accordingly.		Independent directors: Chemezov S.V. Arutunov N.B. Lyamtsev E.V. Vlasov V.I. Pogosyan M.A. Fedorov A.I. Slivchenko A.G. Bezverkhny V.B.
3.	The board of directors should form a committee headed by independent director with the next exclusive functions: valuation and election of auditor, review of auditor's report, evaluation of the efficiency of the procedures of internal control of the issuer and preparing of proposals for its improvement (audit commette). Audit committee should be composed only of the members of the board of directors, who are not the sole executive bodies and (or) members of the board. The assessment of the auditor's report, prepared by the audit committee, should be presented as a material to annual shareholder's meeting.	Observed fully	The Board of Directors meeting Minute № 1 dated 20.06.2008, Moscow The chairman of the commitee on audit, information and relations with shareholders: Vlasov V.I. (independent director) The members of the committee: Pogosyan M.A. (independent director) The Committee's functions are determined by Regulation of the Committee on audit,

			information and relations with shareholders of the Board of Directors of "Irkut Corporation", JSC, Clause 2 (approved by the Board of Directors, Minute N 3, 17.10.2006)
4.	The duties of the members of the board of directors, members of the board, the person acting as the sole executive body, particulary managing organization and its officials should be stipulated in internal documents of the issuer. It should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter of Irkut Corporation, clause 18, item 18.5; Regulation on information policy, item 3.8. (approved by the Board of Directors meeting, Minute N 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and its transactions, which are not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Regulation on information policy,clause 9
6.	The board of directors of the issuer should approve the document, determinative internal control of the financial and economic activity of the Company. Separate department should control this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors meeting, Minutes № 6, dated 11.01.2005); Order N 162k dated 07.06.2005 "About changes in staff schedule" (the Department of internal audit is added to the staff schedule)
7.	According to the Charter An announcement about the forthcoming general meeting of shareholders should be made 30 days prior its helding, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1 Publication date of the report with information about holding the general shareholders meeting – 20.05.2008, date of the meeting – 20.06.2008

Information on substantial facts

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON DECISIONS OF GENERAL MEETINGS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Kind of the General Meeting: ***Annual***
2.2. Mode of the General Meeting: Meeting in form of united presence ***(with preliminary direction of bulletins for voting)***
2.3. Date and place of the General Meeting: ***June 25, 2007, 125315, Moscow, Leningradsky prospect, 68, office of Yakovlev Design Bureau, JSC***
2.4. The quorum at the General Meeting: ***amount of votes of persons, took part in the General Meeting – 566 078 614 (72,4360%), the quorum was reached on all the matters of the agenda.***
2.5. Issues put to a vote and vote returns:
2.5.1. ***Approval of annual report, annual accounting report (including profit and loss statement (profit/loss accounts), profit distribution, including dividend payment (announcement), except for profit which was distributed as dividends by results of the end of the first quarter, half year, nine month of 2006, and losses by results of the 2006.***

Voting results:

FOR the decision – 97,6204 %
AGAINST the decision – 0%
ABSTANTIONS – 0,0043%
BALLOT PAPERS NULL AND VOID – 0,0287%
MAJORITY DECISION

2.5.2. ***Election of the Board of Directors members***

NN	Full name of the candidate	Cumulative votes
1.	Arutunov Nikolay Bagratovich	1 067 737 209
2.	Bezverkhny Valeriy Borisovich	492 308 035
3.	Vlasov Vadim Igorevich	489 613 388
4.	Demchenko Oleg Fedorovich	499 428 723
5.	Klementev Alexander Nikolaevich	1 903 169
6.	Kovalkov Vladimir Vasilevich	506 510 483
7.	Lyamtsev Eugeniy Vladimirovich	489 516 562
8.	Petrov Maxim Valerevich	489 534 430
9.	Pogosyan Mikhail Aslanovich	489 523 062
10.	Smolko Vladimir Viktorovich	230 086
11.	Fedorov Alexey Innokentevich	520 771 818
12.	Civilev Sergey Viktorovich	489 531 669
13.	Chemezov Sergey Viktorovich	493 353 703

Voting results:

AGAINST all candidates – none
ABSTANTIONS on all candidates – 662 145 cumulative votes
BALLOT PAPERS NULL AND VOID – 10 026 973

2.5.3. ***Election of the Revision commission members***

NN	Name of the candidate	For the candidate, %	Against the candidate, %	Abstantions	Ballot papers null and void
1.	Emelyanov Nikolay Eugenevich	550 478 081/ 97,4801%	57 850/0,0103%	149 805/0,0265%	39 163/0,0069%
2.	Krupskaya Elena Alexandrovna	550 475 691/ 97,4797%	57 850/0,0103%	123 570/0,0219%	67 788/0,0120%
3.	Ivanova Nadejda Vladimirovna	550 538 341/ 97,4908%	5 400/0,0010%	152 195/0,0269%	28 963/0,0051%
4.	Kanashenok Vasiliy Vasilevich	550 506 544/ 97,4851%	600/0,0001%	150 305/0,0266%	67 450/0,0120%
5.	Baikeeva Ludmila Borisovna	550 470 491/ 97,4787%	60 640/0,0108%	125 980/0,0223%	67 788/0,0120%

2.5.4. ***Approval of audit***

Voting results:

FOR the decision – 97,5660 %
AGAINST the decision – 0,0060%
ABSTANTIONS – 0,0557%
BALLOT PAPERS NULL AND VOID – 0,0181%
MAJORITY DECISION

2.5.5. ***Approval of changes to the Charter of Irkut Corporation***

Voting results:

FOR the decision – 95,0340 %
AGAINST the decision – 1,6784%
ABSTANTIONS – 0,9325%
BALLOT PAPERS NULL AND VOID – 0,0011%
MAJORITY DECISION

2.5.6. ***Approval the transactions of granting a loan, in which there is an interest.***

Voting results:

FOR the decision – 50,1180%
AGAINST the decision – 1,9364%
ABSTANTIONS – 1,0644%
BALLOT PAPERS NULL AND VOID – 0,0139%

2.5.7. ***Approval transactions of interest and transaction, which might be concluded in the future in the normal course of business.***

2.5.7-1 ***Transaction with "Bank VTB", JSC and its affiliated persons***

Voting results:

FOR the decision – 51,1633%
AGAINST the decision – 0,9151%

ABSTANTIONS – 1,0527%
BALLOT PAPERS NULL AND VOID – 0,0009%

2.5.7-2 ***Transaction with "Sberbank" of RF***

Voting results:

FOR the decision – 51,1580%
AGAINST the decision – 0,9037%
ABSTANTIONS – 1,0514%
BALLOT PAPERS NULL AND VOID – 0,0188%

2.6. Decisions approved by the General shareholder's meeting:

2.6.1. ***To approve annual report, annual accounting report (including profit and loss statement (profit and loss accounts) of Irkut Corporation and profit distribution, including dividend payment (announcement), except for profit, which was distributed as dividends by results of the end of the first quarter, half year, nine month of 2006, and losses by results of 2006.***

2.6.2. ***To elect candidates to the Board of Directors***

NN	Name of the candidate
1.	Arutunov Nikolay Bagrationovich
2.	Bezverkhniy Valeriy Borisovich
3.	Vlasov Vadim Igorevich
4.	Demchenko Oleg Fedorovich
5.	Kovalkov Vladimir Vasilevich
6.	Lyamtsev Eugeniy Vladimirovich
7.	Petrov Maxim Valerevich
8.	Pogosyan Mikhail Aslanovich
9.	Fedorov Alexey Innokentevich
10.	Civilev Sergey Viktorovich
11.	Chemezov Sergey Viktorovich

2.6.3. ***To elect candidates to Revision commission:***

1. Emelyanov Nikolay Eugenevich
2. Krupskaya Elena Alexandrovna
3. Ivanova Nadejda Vladimirovna
4. Kanashenok Vasiliy Vasilevich
5. Baikeeva Ludmila Borisovna

2.6.4. ***To approve auditing company "Gorislavtsev and Co Audit", CJSC as an auditor of Irkut corporation, JSC***

2.6.5. ***To approve changes to the Charter of Irkut Corporation***

2.6.6. ***To approve the transaction of interest of granting a loan to "United Aicraft Corporation", JSC under the next conditions:***

- subject of transaction – granting of a loan in the amount of 66 750 674 rubles;
- parties of transaction: loaner – Irkut Corporation, JSC
  borrower – "United Aircraft Corporation", JSC

2.6.7. Decisions of the General shareholder's meeting:

2.6.7-1 To approve transactions (credit agreements, surety agreements, bank guarantee agreements, pledge agreements, bill of exchange ("Bank VTB", JSC) purchase agreements, leasing agreements), which might be concluded (between Irkut Corporation, JSC and "Bank VTB", JSC, "VTB-Leasing", JSC or VTB Bank Europe plc) in the future in the normal course of business for the period until the next annual general shareholder's meeting upon the next essential conditions:

1.1. Parties of transaction:

- creditor, collateral receiver, guarantor, bill drawer – "Bank VTB", JSC;
- creditor, collateral receiver, guarantor – VTB Bank Europe plc;
- leasing company – "VTB-Leasing", JSC;
- borrower, pledger, principal, guarantor, lessee, bill of exchange receivee, beneficiary party – Irkut Corporation, JSC;

1.2. Maximum amount of transaction – US Dollars 500 000 000 inclusively;

1.3. Currency of monetary obligations – US Dollars, Rubles, Euro;

1.4. Term of credit, surety, quarantee, settle of a bill – up to 5 years;

2.6.7-2 To approve transactions, which might be concluded between Irkut Corporation, JSC and "Sberbank" of RF in the future in the normal course of business for the period until the next annual general shareholder's meeting:

- credit transactions, including revolving and non-revolving credit facility agreements, credit agreements. Maximum amount of credit transaction (in Rubles and diverse currencies) – equal to US Dollars 900 million (translated in rubles at the exchange rate of the Bank of Russia which is prevailing at the date of concluding an agreement).

- agreement on direct debiting finances in "Sberbank" of RF from Irkut Corporation account as a satisfaction of obligations on credit transactions.

2.1. Parties of transaction:

- creditor- "Sberbank" of RF
- borrower, beneficiary party – Irkut Corporation, JSC.

2.2. Purporse of credit transactions – financing of daily operations, including

- refunding of credits and loans, which were obtained for financing of daily operations;

- financing of expenses on commission agreements, concluded between Irkut Corporation, JSC and "Rosoboronexport" FSUE under the contracts with foreign customers, including refunding of credits and loans, which were obtained for financing of indicated expenses;

- financing of expenses on agreements, concluded between Irkut Corporation, JSC and joint participants of contracts with foreign customers, including refunding of credits and loans, obtained for financing of indicated expenses.

2.3. Currency of monetary obligations – US Dollar, Rubles, Euro.

2.4. Credit term – up to 5 years.

2.5. Payment for opening of credit line- no more than 0,2% of the credit line limit.

2.6. Payment for using the credit line limit – no more than 0,2% per annum of the undrawn commitments.

2.7. Penalty for delay in repayment under the contract – no more than 18% per annum.

2.8. Penalty for credit repayment without notice/timely notice: no more than 4% per annum.

2.9. "Sberbank" of RF has the right to increase size of interest rate unilaterally, including p.2.5.

2.7. ***Date of the minute of the General shareholder's meeting: 06 July, 2007***

3. Sign

3.1. Vice-president for corporate finance	____________ **(sign)**	**Eliseev D.A.**

Power of attorney N 28 dated 29 December, 2006

Date "09" July 2007

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON ACCURAL OR PAID SECURITIES INCOME"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities: ***Ordinary registered uncertificated shares.***

2.2. State registration number of the issue (additional issue) and state registration date: ***1-03-00040-A, 15.08.2002.***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets***

2.4. Issuer's authority effected the decision on dividend payments on equity issues: ***Annual General shareholder's meeting of Irkut Corporation, JSC.***

2.5. Date of decision on sizing bond (coupon) yield: ***25 June, 2007.***

2.6. Date of Issuer's authority meeting minute, where the decision on sizing bond (coupon) yield was concluded: ***06 July, 2007.***

2.7. Total amount of dividends to be paid for Issuer's shares of certain issue (series) and amount of dividends to be paid for one share of certain issue (series): ***total amount of dividends – 117 375 793 rubles, amount of dividends for one share – 0,12 rubles.***

2.8. Method of income payments for Issuer's securities (money, other property): ***monetory resources in Russian rubles.***

2.9. Due date on income payment for stocks, if the Issuer have to execute its obligation during certain period – expiry date of this period: ***within 40 working days from the date of General shareholder's meeting (according to the Regulation on dividend policy of Irkut Corporation, JSC), expiry date – 20 August, 2007.***

2.10. Total amount of dividends, paid for Issuer's shares of certain series: ***187 821 383,61 Rubles.***

3. Sign

3.1. Vice-president for corporate finance ________________ **Eliseev D.A.**

(sign)

Power of attorney N 28 dated 29.12.2006

3.2. Date "09" July 2007

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON ACCURAL OR PAID SECURITIES INCOME and
INFORMATION ON DEADLINE FOR THE OBLIGATIONS TO HOLDERS OF SECURITIES"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities: ***Unconvertible documentary interest bearer bonds of A03 with obligatory central storage (further – Bond).***

2.2. State registration number of the issue (additional issue) and state registration date: ***4-03-00040-A, 14.07.2005***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets***

2.4. Issuer's authority effected the decision on bond interest rate (coupon) amount determination: ***interest rate is determined according to the Security issue Decision and Prospectus of securities, approved by the Board of Directors of Irkut Corporation, Minute № 9, dated April 21, 2005.The first coupon rate is 8,74% per annum was approved by individual executive – the President of Irkut Corporation, Order № 71, dated 22.09.2005.In accordance with the Security issue Decision interest rate for the second, third, forth, fifth, sixth, seventh, eighth, ninth and tenth coupon is set as a first coupon interest rate (8,74%).***

2.5. Date of decision on bond interest rate (coupon) amount determination: ***22.09.2005***

2.6. Date of Issuer's authority meeting minute, where the decision on bond yield (coupon) amount determination was made: ***22.09.2005.***

2.7. Total amount of dividends or other income to be paid for Issuer's shares of certain issue (series): ***total amount of coupon yield to be paid for the fourth coupon 141 635 000 rubles.***
Interest amount and other income to be paid for one Issuer's bond of certain issue (series): ***coupon yield to be paid for the third coupon per one bond is 43,58 rubles.***

2.8. Method of income payments for Issuer's securities (money, other property): ***monetary resources in rubles.***

2.9. Due date on income payment for stocks, if the Issuer have to execute its obligation during certain period – expiry date of this period: ***20.09.2007***

2.10. Total amount of dividends or other income, paid for Issuer's shares of certain series: ***566 540 000 Rubles.***

2.11. Content of Issuer's obligation, and for monetary obligations or other obligations which might be expressed in monetary terms – also amount of such obligation in monetary terms: ***Coupon yield payment on the fourth coupon in the amount of 141 635 000 Rubles, 43,58 Rubles for one bond.***

2.12. The fact of fulfilment of obligations or default on obligations of the Issue: ***obligations are fully fulfilled.***

2.13. If Issuer's obligations are not fulfilled – the reason for non-fulfillment, and for monetary obligation or the obligation in monetary terms – also amount of such obligation in monetary terms: ***this fact doesn't exist.***

3. Sign

3.1. Vice-president for corporate finance ____________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2006

3.2. Date "20" September 2007

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ABOUT DECISIONS OF THE BOARD OF DIRECTORS/
INFORMATION ABOUT EXPIRATION OF THE TERM OF OFFICE OF THE BOARD

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

1. Content of substantial fact:

Date of the Board of Directors meeting: ***October 3, 2007***
Date and number of the minute of the Board of Directors meeting: ***Minute N 2, October 5, 2007***
Content of decision:

Terminate the Authority of the next members of the Board who were elected according to the decision of the Board of Directors of September 6, 2004 and November 25, 2004 due to the end of the term of office:

1. Demchenko Oleg Feodorovich -Chairman
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

2. Bezverknkiy Valeriy Borisovich
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

3. Vasilenko Sergey Ivanovich
Share of participation in the authorized capital of the Company: 0,14%
Share of ordinary stocks in the authorized capital of the Company: 0,14%

4. Veprev Alexander Alekseevich
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

5. Doljenkov Nikolay Nikolaevich
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

6. Kobzev Viktor Anatolievich
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

7. Kovalkov Vladimir Vasil'evich
Share of participation in the authorized capital of the Company: 0,000001%
Share of ordinary stocks in the authorized capital of the Company: 0,000001%

8. Sautov Vladimir Nilovich
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

9. Smekhov Sergey Konstantinovich
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

10. Chirikov Vladimir L'vovich
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

11. Eliseev Dmitriy Anatolevich
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%

To elect to the Board for a period of 3 year:

1. Demchenko Oleg Fedorovich – Chairman
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

2. Belov Anatoliy Georgievich – Vice-president on Su-30MK project, Irkut Corporatin, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

3. Veprev Alexander Alekseevich – Technical director of Irkutst Aviation Plant – branch of Irkut Corporation, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

4. Doljenkov Nikolay Nikolaevich – Vice-president – Director of Directorate on MTA project, Irkut Corporation, JSC; First Deputy Director General – Technical Director, Yakovlev Design Bureau, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

5. Eliseev Dmitriy Anatolevich – Vice-president on corporate finance, Irkut Corporation, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

6. Kobzev Viktor Anatol'evich – General Director, Beriev Aircraft Company, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

7. Kovalkov Vladimir Vasil'evich – General Director, Irkutsk Aviation Plant – branch of Irkut Corporation, JSC

Share of participation in the authorized capital of the Company: 0,000001%
Share of ordinary stocks in the authorized capital of the Company: 0,000001%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

8. Medvedev Alexander Alekseevich – Senior Vice-president on AT projects, Irkut Corporation, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

9. Sautov Vladimir Nilovich – Vice-president on marketing and external relations, Irkut Corporation, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

10. Smekhov Sergey Konstantinovich – Chief Accountant – Irkut Corporation, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

11. Chirikov Vladimir L'vovich – Vice-president on corporate economy, Irkut Corporation, JSC
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: 0%
Share of ordinary shares of the Company and/or subsidiaries and dependents, which can be bought by the person after exercise of option: 0%

3. Sign

3.1. Vice-president for corporate finance _____________________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2006

3.2. Date "08" October 2007

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON ACCURAL OR PAID SECURITIES INCOME and
INFORMATION ON DEADLINE FOR THE OBLIGATIONS TO HOLDERS OF SECURITIES"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities: ***Unconvertible documentary interest bearer bonds of A03 with obligatory central storage (further – Bond).***

2.2. State registration number of the issue (additional issue) and state registration date: ***4-03-00040-A, 14.07.2005***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets***

2.4. Issuer's authority effected the decision on bond interest rate (coupon) amount determination: ***interest rate is determined according to the Security issue Decision and Prospectus of securities, approved by the Board of Directors of Irkut Corporation, Minute № 9, dated April 21, 2005.The first coupon rate is 8,74% per annum was approved by individual executive – the President of Irkut Corporation, Order № 71, dated 22.09.2005.In accordance with the Security issue Decision interest rate for the second, third, forth, fifth, sixth, seventh, eighth, ninth and tenth coupon is set as a first coupon interest rate (8,74%).***

2.5. Date of decision on bond interest rate (coupon) amount determination: ***22.09.2005***

2.6. Date of Issuer's authority meeting minute, where the decision on bond yield (coupon) amount determination was made: ***22.09.2005.***

2.7. Total amount of dividends or other income to be paid for Issuer's shares of certain issue (series): ***total amount of coupon yield to be paid for the fifth coupon 141 635 000 rubles.***
Interest amount and other income to be paid for one Issuer's bond of certain issue (series): ***coupon yield to be paid for the fifth coupon per one bond is 43,58 rubles.***

2.8. Method of income payments for Issuer's securities (money, other property): ***monetary resources in rubles.***

2.9. Due date on income payment for stocks, if the Issuer have to execute its obligation during certain period – expiry date of this period: ***20.03.2007***

2.10. Total amount of dividends or other income, paid for Issuer's shares of certain series: ***708 175 000 Rubles.***

2.11. Content of Issuer's obligation, and for monetary obligations or other obligations which might be expressed in monetary terms – also amount of such obligation in monetary terms: ***Coupon yield payment on the fifth coupon in the amount of 141 635 000 Rubles, 43,58 Rubles for one bond.***

2.12. The fact of fulfilment of obligations or default on obligations of the Issue: ***obligations are fully fulfilled.***

2.13. If Issuer's obligations are not fulfilled – the reason for non-fulfillment, and for monetary obligation or the obligation in monetary terms – also amount of such obligation in monetary terms: ***this fact doesn't exist.***

3. Sign

3.1. Vice-president for corporate finance ____________________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2007

3.2. Date "20" March 2008

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON THE FREE OR OBLIGATORY OFFER (INCLUDING COMPETITIVE OFFER)
TO THE ISSUER, OPEN JOINT-STOCK COMPANY, IN ACCORDANCE TO CHAPTER XI.I OF THE FEDERAL LAW "ON JOINT-STOCK COMPANIES"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Full name of the company (for legal entities – profit-making organizations), name (for legal entities – non-profit organizations), surname, first name and patronymic of the person (for individuals), which sent free (including competitive) or obligatory offer, concerning securities purchase of the Issuer: ***Open Joint-Stock Company "United Aircraft Corporation".***

2.2. Share fraction of the Issuer, pointed in p.1 Chapter 84.1. of the Federal law "On Joint-Stock Companies", belonging to the person, who sent free (including competitive) or obligatory offer, and its affiliated persons: ***50,10%.***

2.3. Date of Issuer's receiving of free (including competitive) or obligatory offer, concerning securities purchase of the Issuer: ***24 March, 2008***.

2.4. Type, category, series and other identification characteristics of Issuer's stocks, purchasing on free (including competitive) or obligatory offer: ***Ordinary registered non-documentary shares, state registration munber 1-03-00040-A***.

2.5. Information on terms of free (including competitive) or obligatory offer on every type, category of purchasing Issuer's stocks.

2.5.1. Type of the offer (free (including competitive) offer; free (including competitive) offer, concerning securities purchase of the Issuer provided by p.1 chapter 84.2 of the Federal law "On Joint-Stock Companies" and suited the requirements of p.2-5 chapter 84.2 of the Federal law "On Joint-Stock Companies"; obligatory offer): ***obligatory offer.***

2.5.2. If free (including competitive) offer doesn't provide purchase of all Issuer's securities of certain type, category – quantity of securities, purchasing on free (including competitive) offer.

2.5.3. Offered price of securities and way of its determination: ***22,28 Rubles per one share.***

2.6. Period of receiving free (including competitive) or obligatory offer or way of its determination: ***from the 24th of March 2008 till the 11th of June 2008***.

2.7. Full name of the guarantor, which gives bank guarantee, enclosed to free (including competitive) or obligatory offer: ***Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company).***

2.8. Way of sending free (including competitive) or obligatory offer to all holders of securities to whom it addressed: ***by registered letter***.

2.9. Internet address, where the company which sent free (including competitive) or obligatory offer, publish the text of the offer (if this offer concerns purchasing of securities trading on the stock market and in any other cases when the company which sent the offer publish it in Internet network): ***http://www.uacrussia.ru/ru/investors/oferta***

3. Sign

3.1. Vice-president for corporate finance ____________________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2007

3.2. Date "24" March 2008

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON THE FACTS, WHICH MAY AFFECT ON GROWTH/
DECREASE OF THE ASSETS VALUE FOR MORE THAN 10%"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Fact (facts) which affect on growth/decrease of the assets value for more than 10%: ***there are some reasons for growth of assets value of the company, namely:***

- increase of monetary funds,
- increase of stocks,
- increase of fixed assets,
- increase of short-term financial investments.

2.2. Date of the fact (facts), which affect on growth/decrease of the assets value for more than 10%: ***28.03.2008.***

2.3. Assets value by the end of financial period (quarter, year), preceding the financial period (quarter, year), when this fact (facts) appeared: ***on the 31st of December, 2006 – 41 691 213 thousand rubles.***

2.4. Assets value by the end of financial period (quarter, year), when this fact (facts) appeared: ***on the 31st of December, 2007 – 52 390 534 thousand rubles.***

2.5. Assets value changing in absolute and percentage value:

- in absolute value in comparison with cost on 31.12.2006 – 10 699 321 thousand roubles
- in percentage value in comparison with cost on 31.12.2006 – 26%

3. Sign

3.1. Vice-president for corporate finance ____________________ (sign) **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2007

3.2. Date "28" March 2008

3.3. Chief accountant ____________________ (sign) **Smekhov S.K.**

3.4. Date "28" March 2008

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON THE FACTS WHICH MAY AFFECT ON GROWTH/
DECREASE OF NET PROFIT/NET LOSESS OF THE COMPANY FOR MORE THAN 10%"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Fact (facts) which affect on growth/decrease of net profit or net losses of the Company for more than 10%: ***there are some reasons for growth of net profit of the company, namely:***

- ***increase of revenue,***
- ***increase of profit before income taxes,***
- ***increase of profitability on income before taxes.***

2.2. Date of the fact (facts), which affect on growth of net profit or net losses of the Company for more than 10%: ***28.03.2008.***

2.3. Amount of net profit (net losses) of the Company for financial period (qurter, year), preceding the financial period (quarter, year), when this fact (facts) appeared: ***1 121 705 thousan rubles.***

2.4. Amount of net profit (net losses) of the Company for financial period (quarter, year), when this fact (facts) appeared: ***3 899 125 thousand rubles.***

2.5. Changes of net profit (net losses) in absolute and percentage value:

- ***in absolute value in comparison with 2006 – 2 777 420 thousand roubles,***
- ***in percentage value in comparison with 2006 – 248%.***

For calculating: net profit (net losses) "for financial period" (quarter, year) for the first financial period is equal to the sum pointed in the line "Net profit (undistributed profit/loss of the financial period" of Profit and Loss Account (form N 2 of Accounting report), and for further financial periods – difference between the sum, pointed in the line "Net profit (undistributed profit/loss) of the financial period" of Profit and Loss Account (form N 2 of Accounting report) for the financial period and preceding financial period.

3. Sign

3.1. Vice-president for corporate finance ____________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2007

3.2. Date "28" March 2008

3.3. Chief accountant ____________ **(sign)** **Smekhov S.K.**

3.4. Date "28" March 2008

STATEMENT OF A SUBSTANTIAL FACT,
WHICH MAY CONSIDERABLY INFLUENCE ON SECURITIE'S VALUE
"INFORMATION ON DECISIONS OF THE BOARD OF DIRECTOS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Date of the Board of Directors meeting: ***28.03.2008.***

2.2. Date and number of the Board of Directors meeting: ***28.03.2008, minute N 7.***

2.3. Content decision: ***To approve recommendations of the Board of Directors of Irkut Corporation, JSC on obligatory offer of "United Aircraft Corporation", JSC to share purchase of Irkut Corporation, JSC.***

Recommendations of the Board of Directors of Irkut Corporation, JSC on obligatory offer from "United Aircraft Corporation", JSC, concerning share purchase

After having examined the information on obligatory offer from shareholder "United Aircraft Corporation", JSC, concerning the share purchase of "Irkut Corporation", JSC, the Board of Directors recommends to its shareholders befor taking a decision to look through carefully the UAC materials, concerning share purchase, which were sent to Irkut Corporation and take into account the following:

- valuation of the suggested price of share purchase

With reference to presented documents the Board of Directors supposes that the suggested price of share purchase is determined as required by the law of the Russian Federation. Price calculation is confirmed by appropriate stock market briefing notes and calculation decoding from the offer materials.

- valuation of possible changes of share's market-value

On the basis of expected results of the business of Irkut Corporation in 2007 and UAC plans, the Board of Directors believes that fundamental business invironment of Irkut Corporation will not undergo essential changes. It is expected the widening of Corporation participation in new projects forming by UAC at present. Irkut Corporation has formed stock of orders for 2008-2012.

The main reason of the changes of share's market-value of the Company will be expectations of corporate activity regarding UAC from the government and choise of UAC capitalization scheme. In accordance with declared development plan of UAC at the moment of offer receiving, Corporation will keep its status of the profit and capitalization center for the period 2008-2012. In case of beginning the consolidation of UAC assets Corporation shareholders will have an opportunity to change their shares to UAC shares in accordance with the price determined on the basis of assessment of market value, approved by international appraiser.

- valuation of plans of the Company, which sent the obligatory offer, regarding Corporation

UAC considers development of Corporation business as one of the priority of current and perspective activity of the holding. It is expected than in 2008-2012 Corporation will be one of the basic UAC company. After entry to UAC Corporation will start new stage of its development as Public Private Partnership. Further widening of manufacture and attracting investments (including government) for development of Corporation manufacturing complex will allow moving to a qualitatively new level. The Board of Directors considers this plans are quite realistic.

- valuation of plans of the Company, which sent the obligatory offer, regarding Corporation employees

In accordance with constitutional documents and Code of Corporate Conduct of UAC decisions regarding Corporation employees will be primarily made on basis of corporate procedure of Irkut Corporation. Corporation doesn't have any plans, concerning essential changes in the number of Corporation employees. Thereafter the Board of Directors doesn't expect any actions from UAC, concerning changes in the number of Corporation embloyees and work conditions.

3. Sign

3.1. Vice-president for corporate finance ____________________ **Eliseev D.A.**

(sign)

Power of attorney N 28 dated 29.12.2007

3.2. Date "28" March 2008

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON THE DATE OF CLOSING ISSUE'S SHARE REGISTER"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Category (type) of issuer's shares in respect of which there is a shareholder's list on the definite date: ***ordinary registered shares in book-entry form.***

2.2. Aim of maiking the issuer's shareholders list: ***making the list of persons having the right to take part in the annual general shareholder's meeting.***

2.3. Date of making the issuer's shareloders list: ***10 may, 2008.***

2.4. Date and number of the Issuer's authority meeting minute where the decision concerning the date of making shareholders list or other decisions have been made, which is a basis for determing the date of making such list: ***MinuteN 8 dated 28.04.2008***

3. Sign

3.1. Vice-president for corporate finance ________________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2007

3.2. Date "28" April 2008

STATEMENT OF A SUBSTANTIAL FACT
WHICH MAY CONSIDERABLY INFLUENCE ON SECURITIE'S VALUE OF THE COMPANY

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Date of the Board of Directors meeting where the appropriate decision was made: ***28.04.2008***.

2.2. Date and number of the minute of the Board of Directors meeting, where the appropriate decision was made: ***Minute N 8, dated 28.04.2008.***

2.3. Content of the decision made by the Board of Directors: ***To hold annual general shareholder's meeting in the form of joint presence of shareholders for discussing agenda questions and making decisions on questions, put on vote with preliminary sending ballots for voting on the 20th of June, 2008 at address: 125315, Moscow, Leningradsky prospect, 68, office of "Yakovlev Design Bureau", JSC, conference-hall. Opening of the meeting: 10.00, Moscow time.***

3. Sign

3.1. Vice-president for corporate finance ____________________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2007

3.2. Date "19" May 2008

STATEMENT OF A SUBSTANTIAL FACT
WHICH MAY CONSIDERABLY INFLUENCE ON SECURITIE'S VALUE OF THE COMPANY
"DECISIONS, MADE BY THE BOARD OF DIRECTOS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Date of the Board of Directors meeting where the appropriate decision was made: ***15.05.2008***.

2.2. Date and number of the minute of the Board of Directors meeting, where the appropriate decision was made: ***Minute N 9, dated 19.05.2008.***

2.3. Content of the decision made by the Board of Directors:

2.3.1. ***To recommend to annual General shareholder's meeting to determing the next dividend amount of ordinary shares of Irkut Corporation, JSC for 2007: dividend amount for one ordinary share is 0,14 rubles.***

2.3.2. ***To approve agenda of annual general shareholder's meeting***:

Agenda
of the General shareholder's meeting
Irkut Corporation, JSC
20 June 2008

1. ***Approving of the annual report, annual accounting report (including profit and loss statement (profit and loss accounts) of Irkut Corporation, JSC, and profit distribution, including dividend payment (announcement) except of profit, which was distributed as dividends by results of the first quarter, half year, nine month of 2007, and losses of Irkut Corporation, JSC by results of 2007.***
2. ***Electing of the Board of Directors members of Irkut Corporation, JSC.***
3. ***Electing Revision commission members of Irkut Corporation, JSC.***
4. ***Approving the auditor of Irkut Corporation, JSC.***
5. ***Electing the President of Irkut Corporation, JSC.***
6. ***Making changes and additions to the Charter of Irkut Corporation.***
7. ***Approving transactions of interest and transaction which might be concluded in the future in the normal course of business of Irkut Corporation.***

3. Sign

3.1. Vice-president for corporate finance ________________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2007

3.2. Date "19" May 2008

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON ACCURAL OR PAID SECURITIES INCOME"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities: ***Ordinary registered uncertificated shares.***

2.2. State registration number of the issue (additional issue) and state registration date: ***1-03-00040-A, 15.08.2002.***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets***

2.4. Issuer's authority effected the decision on bond interest rate (coupon) amount determination: ***Annual General shareholder's meeting of Irkut Corporation, JSC.***

2.5. Date of decision on payment (announcement) of share dividends: ***20 June, 2008.***

2.6. Date of Issuer's authority meeting minute, where the decision on payment (announcement) of share dividends was made: ***27 June, 2008.***

2.7. Total amount of dividends or other income to be paid for Issuer's shares of certain category (type) and amount of dividends for one share of certain category (type): ***total amount of dividends – 136 938 425,68 Rubles, dividend amount for one share – 0,14 Rubles.***

2.8. Method of income payments for Issuer's securities (money, other property): ***monetary resources in rubles of the Russian Federation.***

2.9. Due date on income payment for shares, if the Issuer have to execute its obligation during certain period – expiry date of this period: ***within 40 working days from the date of General shareholder's meeting (according to the Regulation on dividend policy of Irkut Corporation, JSC), expiry date – 15.08.2008.***

2.10. Total amount of dividends, paid for Issuer's shares of certain category (type): ***305 197 156,61 Rubles.***

3. Sign

3.1. Vice-president for corporate finance ________________ (sign) **Eliseev D.A.**

Power of attorney N 28 dated 29.12.2007

3.2. Date "27" June 2008

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON DECISIONS OF GENERAL MEETINGS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Kind of the General Meeting: ***Annual***

2.2. Mode of the General Meeting: ***Meeting (joint presence of shareholders for discussing agenda questions and making decisions on questions, put on vote with preliminary sending (handing) voting ballots before general shareholders' meeting).***

2.3. Date and place of the General Meeting: ***June 20, 2008, 125315, Moscow, Leningradsky prospect, 68, office of Yakovlev Design Bureau, JSC***

2.4. The quorum at the General Meeting: ***at the opening of the meeting there were registered shareholders and its authorised persons (futher – persons), which have in general 792 553 460 votes, which is 81,0273% from the total votes of the meeting. There is a quorum on all questions.***

2.5. Issues put to a vote and vote returns:

2.5.1. ***Approval of annual report, annual accounting report (including profit and loss statement (profit/loss accounts), profit distribution, including dividend payment (announcement), except of profit which was distributed as dividends by results of the end of the first quarter, half year, nine month of 2007, and losses by results of the 2006.***

Voting results:

FOR the decision – 99,1251 %
AGAINST the decision – 0%
ABSTANTIONS – 0,0015%
BALLOT PAPERS NULL AND VOID – 0,8731%
MAJORITY DECISION

2.5.2. *Election of the Board of Directors members*

NN	Full name of the candidate	Cumulative votes
1.	Arutunov Nikolay Bagratovich	995 832 743
2.	Bezverkhny Valeriy Borisovich	752 259 698
3.	Veprev Alexander Alekseevich	754 529 821
4.	Vlasov Vadim Igorevich	862 345 357
5.	Demchenko Oleg Fedorovich	752 399 700
6.	Klementev Alexander Nikolaevich	1 591 892
7.	Kovalkov Vladimir Vasilevich	751 725 905
8.	Lyamtsev Eugeniy Vladimirovich	785 851 488
9.	Morozov Andrey Vladimirovich	1 560 977
10.	Petrov Maxim Valerevich	1 591 892
11.	Pogosyan Mikhail Aslanovich	752 398 901
12.	Slivchenko Andrey Andreevich	752 231 068

13.	Fedorov Alexey Innokentevich	752 544 309
14.	Chemezov Sergey Viktorovich	752 234 358
15.	Cherkashin Andrey Vladimirovich	2 027 350

Voting results:

AGAINST all candidates – none
ABSTANTIONS on all candidates – 891 000 cumulative votes
BALLOT PAPERS NULL AND VOID – 16 458 233 cumulative votes

2.5.3. ***Election of the Revision commission members***

NN	Name of the candidate	For the candidate, %	Against the candidate, %	Abstantions	Ballot papers null and void
1.	Baikeeva Ludmila Borisovna	727 137 101/ 91,5662%	0/0%	74 800/0,0094%	587 972 293/ 7,4042%
2.	Konosov Sergey Nikolaevich	785 931 183/ 98,9700%	0/0%	74 800/0,0094%	3 211/0,0004%
3.	Lyzina Inna Sergeevna	773 372 211/ 97,3885%	12 500 000/ 1,5741%	106 355/0,0134%	30 628/0,0039%
4.	Romanovskiy Roman Viktorovich	785 872 243/ 98,9626%	0/0%	107 359/0,0135%	29 592/0,0037%
5.	Smolko Vladimir Viktorovich	161 569 015/ 20,3459%	250 397 393/ 31,5318%	373 984 764/ 47,0948%	58 022/0,0073%

BALLOT PAPERS NULL AND VOID – 7 727 099 cumulative votes

2.5.4. ***Approval of audit***

Voting results:

FOR the decision – 98,9177 %
AGAINST the decision – 0%
ABSTANTIONS – 0,2218%
BALLOT PAPERS NULL AND VOID – 0,8134%
MAJORITY DECISION

2.5.5. ***Election of the President of Irkut Corporation***

Voting results:

FOR the decision – 99,1163%
AGAINST the decision – 0,0075%
ABSTANTIONS – 0,0091%
BALLOT PAPERS NULL AND VOID – 0,8203%
MAJORITY DECISION

2.5.6. ***Approval of changes to the Charter of Irkut Corporation***

Voting results:

FOR the decision – 99,1285%
AGAINST the decision – 0%
ABSTANTIONS – 0,0075%
BALLOT PAPERS NULL AND VOID – 0,8172%
MAJORITY DECISION

2.5.7. ***Approving transactions of interest and transaction which might be concluded in the future in the normal course of business of Irkut Corporation.***

2.5.7.-1 ***Transaction with "Bank VTB", JSC and its affiliated persons***

Voting results:

FOR the decision – 60,7447%
AGAINST the decision – 0,1388%
ABSTANTIONS – 0,00004%
BALLOT PAPERS NULL AND VOID – 1,3349%

2.5.7-2 ***Transaction with "Sberbank" of RF***

Voting results:

FOR the decision – 60,4876%
AGAINST the decision – 0,1388%
ABSTANTIONS – 0,0010%
BALLOT PAPERS NULL AND VOID – 1,4271%

2.6. Decisions approved by the General shareholder's meeting:

2.6.1. ***To approve annual report, annual accounting report (including profit and loss statement (profit and loss accounts) of Irkut Corporation and profit distribution, including dividend payment (announcement), except of profit, which was distributed as dividends by results of the end of the first quarter, half year, nine month of 2007, and losses by results of 2007.***

2.6.2. ***To elect candidates to the Board of Directors***

NN	Name of the candidate
1.	Arutunov Nikolay Bagratovich
2.	Bezverkhniy Valeriy Borisovich
3.	Veprev Alexander Alekseevich
4.	Vlasov Vadim Igorevich
5.	Demchenko Oleg Fedorovich
6.	Kovalkov Vladimir Vasilevich
7.	Lyamtsev Eugeniy Vladimirovich
8.	Pogosyan Mikhail Aslanovich
9.	Slivchenko Andrey Innokentevich
10.	Fedorov Alexey Innokentevich
11.	Chemezov Sergey Viktorovich

2.6.3. ***To elect candidates to Revision commission:***

NN	Name of the candidate
1.	Baikeeva Ludmila Borisovna
2.	Konosov Sergey Nikolaevich
3.	Lyzina Inna Sergeevna
4.	Romanovskiy Roman Viktorovich
5.	Chirkin Dmitriy Nikolaevich

2.6.4. ***To approve auditing company "Gorislavtsev and Co Audit", CJSC as an auditor of Irkut Corporation, JSC***

2.6.5. ***To elect Demchenko Oleg Fedorovich as a President of Irkut Corporation, JSC***

2.6.6. ***To approve changes to the Charter of Irkut Corporation, JSC.***

2.6.7. ***To approve transactions of interest and transactions which might be concluded in the future in the normal course of business of Irkut Corporation.***

2.6.7.1.
1. To approve transactions (credit agreements, surely agreements, bank guarantee agreements, pledge agreements, bill of exchange ("Bank VTB") purchase agreements, leasing agreements), which might be concluded (between Irkut Corporation, JSC and "Bank VTB", JSC, "VTB -Leasing", JSC or VTB Bank Europe plc) in the future in the normal course of business of Irkut Corporation for the period until the next annual general shareholder's meeting upon the next essential conditions:

1.1. Parties of transaction:
- creditor, collateral receiver, guarantor, bill drawer – "Bank VTB", JSC;
- creditor, collateral receiver, guarantor – VTB Bank Europe plc;
- leasing company – "VTB-Leasing", JSC;
- borrower, pledger, principal, guarantor, lessee, bill of exchange receivee, beneficiary party – Irkut Corporation, JSC;

1.2. Interested parties – "United Aircraft Corporation", JSC and "Company "Sukhoy", JSC;
1.3. Maximum amount of transaction – US Dollars 500 000 000 inclusively;
1.4. Currency of monetary obligations – US Dollars, Rubles, Euro;
1.5. Term of credit, surety, quarantee, settle of a bill – up to 10 years;
1.6. Interest rate on credit agreements, rate of interest on principal amount – no more than 11 % per annum; commission for the quaranty – no more than 2 % per annum;

2. "Bank VTB", JSC has the right at one's election to oversize interest rate unilaterally, including in p. 1.6.

3. To entrust Sole executive body to determine other paremeters of transaction in accordance with authority, fixed in the Charter and internal documents of Irkut Corporation.

4. To entrust Sole executive body to conclude above mentioned transactions and sign all neseccery documents for it.

2.6.7.2.

1. To approve transactions, which might be concluded between Irkut Corporation and "Sberbank" of RF in the future in the normal course of business of Irkut Corporation for the period until the next annual general shareholder's meeting:

- credit transactions, including revolving and non-revolving credit facility agreements, credit agreements. Maximum amount of credit transaction (in Rubles and diverse currencies) – equal to USD 900 million (translated in rubles at the exchange rate of the Bank of Russia which is prevailing at the date of concluding an agreement).

- agreement on direct debiting finances in "Sberbank" of RF from Irkut Corporation accounts as a satisfaction of obligations on credit transactions upon the next essential conditions:

1.1. Parties of transaction:
- creditor – "Sberbank" of RF;
- borrower, beneficiary party – Irkut Corporation, JSC.

1.2. Interested parties – "United Aircraft Corporation", JSC and "Sukhoy" Company", JSC.
1.3. Purpose of credit transactions – financing of daily operaions, including purchasing real and personal property:

- refinding of credits and loans, which were obtained for financing of daily operations;
- financing of expenses on commission agreements, concluded between Irkut Corporation, JSC and "Rosoboronexport" FSUE under the contracts with foreign customers, including refunding of credits and loans, which were obtained for financing of indicated expenses;
- financing of expenses on agreements, concluded between Irkut Corporation, JSC and joint participants of contracts with foreign customers, including refunding of credits and loans, obtained for financing of indicated expenses;
- financing of expenses on agreements for purchase, manufacture and delivery of the equipment, installation works and placing in service, training of the specialists, production of technological equipment.

1.4. Currency of monetary obligations – US Dollar, Rubles, Euro.

1.5. Credit term – up to 10 years.

1.6. Interest rate on credit agreements – no more than 11 % per annum.

1.7. Payment for opening of credit line – no more than 0,2 % of the credit line limit.

1.8. Payment for using the credit line limit – no mor than 0,2% per annnum of the undrawn commitments.

1.9. Penalty for delay in repayment under the contract – no more than 18% per annum.

1.10. Penalty for credit repayment without notice/timely notice: no more than 4% per annum.

1.11. "Sberbank" of RF has the right at one's electin to oversize interest rate unilaterally, including p.2.5.

1.12. "Sberbank" of RF has the right at one's election to change penalty rate unilaterally, including p.1.9.

1.13. The rest of the terms are determined in accordance with the active credit rules of "Sberbank" of RF (under the active credit rules of the bank).

1.14. Irkut Corporation is a beneficiary party on credit transactions.

1.15. To entrust Sole executive body to determine other conditions of above mentioned transactions independently in accordance with authority, fixed in the Charter and internal documents of Irkut Corporation.

2. To approve quarantee transactions of Irkut Corporation on loans of Irkut Corporation employees under the next essential conditions:

2.1. Subject of transaction: guarantee of Irkut Corporation on credit agreements of Irkut Corporation employees.

2.2. Parties of transaction:

- Creditor – "Sberbank" of RF;
- Guarantor – "Irkut Corporation", JSC;
- Beneficiary party (borrowers, to whom the Company gives guarantee for ensuring performance of obligations).

2.3. Interested parties - "United Aicraft Corporation", JSC and "Sukhloy" Company", JSC.

2.4. Guarantee is given only on credits for housing construction investments with withdrawal from among the guarantee in case of pawning (real estate mortgage) of procuratory real property.

2.5. The rest of the terms are determined in accordance with the active credit rules of "Sberbank" of RF (under the active credit rules of the bank).

2.6. To entrust Sole executive body to determine other conditions of above mentioned transactions independently in accordance with authority, fixed in the Charter an internal documents of Irkut Corporation.

3. To entrust Sole executive body to conclude above mentioned transactions and sign all neseccery documents for it.

2.7. ***Date of the minute of the General shareholder's meeting: 27 June, 2008.***

3. Sign

3.1. Vice-president for corporate finance ____________________ **(sign)** **Eliseev D.A.**

Power of attorney N 28 dated 29 December, 2006

Date "27" June 2008

Information sent to shareholders

Irkut Corporation
Location: Novoalexeevskaya 13, bld. 1, 129626 Moscow

BALLOT # 1

to vote on issues in the order of business of the Annual General Meeting being conducted in the form of a Meeting on June 20, 2008 at 10.00 a.m. (Moscow time)

Shareholder name

Shareholder account number

Votes on issue 1 in the order of business

ISSUE # 1: Approve Annual Report, Annual Accounts (including income and loss statements (income and loss accounts) of Irkut Corporation" as well as allocation of profit including dividends payout (announcement), but excluding profit which was allocated as dividends in the first quarter, six months and nine months of 2007 and losses of Irkut Corporation in 2007.

ACTION: Approve Annual Report, Annual Accounts (including income and loss statements (income and loss accounts) of OJSC "Irkut" Corporation" as well as allocation of profit amounting to **3,899,125,156.22** rubles including dividends payout (announcement) of Irkut Corporation in 2007 (enclosed).

Attention:

A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTAIN		

Mark

- ☐ Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out in accordance with the instructions of depositary securities holders
- ☐ Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovlev", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballot are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Shareholder name

Number of votes	x	Number of seats in the Board	=	Number of votes for cumulative voting on issue 2 in the order of business
		11		

Shareholder account number [ ]

ISSUE # 2: Election of Irkut Corporation Board of Directors members.

ACTION: Election to Irkut Corporation Board of Directors:

Attention:

A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.
When voting "For" a shareholder should indicate the number of votes for cumulative voting, given for the candidate, at that the shareholder is entitled to give all the votes for one candidate or to share them among all or several candidates.
Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark.
Otherwise, the ballot will be found invalid.
Mark

☐ Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting

☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of depositary securities holders

☐ Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

#	Candidate	FOR (number of cumulative votes)	FOR (number of cumulative votes)
1	Nikolay Bogratovich Arutyunov		
2.	Valeriy Borisovich Bezverhkniy		
3.	Alexander Alexeevich Veprev		
4.	Vadim Igorevich Vlasov		
5.	Oleg Fedorovich Demchenko		
6.	Alexander Nikolaevich Klementyev		
7.	Vladimir Vasilyevich Kovalkov		
8.	Evgeniy Vladimirovich Lyamtsev		
9.	Andrey Vladimirovich Morozov		
10.	Maxim Valeryevich Petrov		
11.	Mihkail Aslanovich Pogosyan		
12.	Andrey Andreevich Slivchenko		
13.	Alexey Innokentyevich Fedorov		
14.	Sergey Victorovich Chemezov		
15.	Andrey Vladimirovich Cherkashin		

	Mark	Number of votes
AGAINST ALL CANDIDATES		
ABSTAIN ON ALL CANDIDATES		

Total votes given for all candidates should not exceed the number of votes available at the voter for cumulative voting. The total number of the Board of Directors members is 11 . A vote fractional part, which was obtained by multiplying the number of votes belonging to a fractional shareholder by the number of persons that should be elected to the Board of Directors, can be given only for one candidate.

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder

The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovleva", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballot are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Irkut Corporation
Location: Novoalexeevskaya 13, bld. 1, 129626 Moscow

BALLOT # 2

to vote on issues in the order of business of the Annual General Meeting being conducted in the form of a Meeting on June 20, 2008 at 10.00 a.m. (Moscow time)

Shareholder name

Shareholder account number

Votes on issue 3 in the order of business

ISSUE # 3: Election of Irkut Corporation Audit Commission members.

ACTION: Elect to Irkut Corporation Audit Commission:

Attention:
A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.
"FOR" option cannot be put at number of candidates exceeding the number of Audit Commission, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.
Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark.
Otherwise, the ballot will be found invalid.

#	Candidate	Voting option (mark)			Number of votes		
		FOR	AGAINST	ABSTAIN	FOR	AGAINST	ABSTAIN
1.	Ludmila Borisovna Baykeeva						
2.	Sergey Nikolaevich Konosov						
3.	Inna Sergeevna Lyzina						
4.	Roman Victorovich Romanovskiy						
5.	Vladimir Victorovich Smolko						
6.	Dmitriy Nikolaevich Chirkin						

Mark

☐ Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting

☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of depositary securities holders

☐ Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Total number of the Audit Commission is 5

Shareholder signature
(proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovleva", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballot are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Shareholder name

Shareholder account number

Votes on issue 4 in the order of business

ISSUE # 4: **Approve Auditor of Irkut Corporation.**

ACTION: **Approve CJSC The auditing company "Gorislavtsev and Co. Audit" as an Auditor of Irkut Corporation.**

Attention:

A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTRAIN		

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Mark	
☐	Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out in accordance with the instructions of depositary securities holders
☐	Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder

The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovleva", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballot are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Irkut Corporation
Location: Novoalexeevskaya 13, bld. 1, 129626 Moscow

BALLOT # 3

to vote on issues in the order of business of the Annual General Meeting being conducted in the form of a Meeting on June 20, 2008 at 10.00 a.m. (Moscow time)

Shareholder name

Shareholder account number

Votes on issue 5 in the order of business

ISSUE # 5: Election of Irkut Corporation President.

ACTION: Elect Mr. Oleg Fedorovich Demchenko as a President of Irkut Corporation.

Attention:
A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.
Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTAIN		

Mark
- ☐ Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out in accordance with the instructions of depositary securities holders
- ☐ Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovleva", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballot are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Shareholder name

Shareholder account number	Votes on issue 6 in the order of business

ISSUE # 6: **Approval of changes and amendments of Irkut Corporation Articles of Association.**

ACTION: **Approve changes and amendments of Irkut Corporation Articles of Association (enclosed).**

Attention:
A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.
Cross out unnecessary options.

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTAIN		

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Mark	
☐	Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out in accordance with the instructions of depositary securities holders
☐	Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder

The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovlev", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballot are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Irkut Corporation
Location: Novoalexeevskaya 13, bld. 1, 129626 Moscow

BALLOT # 4

to vote on issues in the order of business of the Annual General Meeting being conducted in the form of a Meeting on June 20, 2008 at 10.00 a.m. (Moscow time)

Shareholder name

[ ] Shareholder account number

[ ] Votes on issue 7 in the order of business

ISSUE # 7: Approval of the transactions concerned, which can be concluded in future in the normal course of business by Irkut Corporation.

ACTION:

7.1. As for the transactions with OJSC "Bank VTB" and its affiliates:

1. Approve the transactions (credit contracts, contracts of warranty, bank guarantee contracts, contracts of pledge, contracts for purchase bills of exchange of OJSC "Bank VTB", lease contracts), which cam be concluded by Irkut Corporation with OJSC "Bank VTB", OJSC "VTB-Leasing" and VTB Bank Europe plc in future in the normal course of business by Irkut Corporation for the period until next Annual General Meeting with the **following significant conditions:**

1.1. Parties of the transactions:

- creditor, bailee, warranter, giver of bill – OJSC "Bank VTB";
- creditor, bailee, warranter – VTB Bank Europe plc
- lessor – OJSC "VTB-Leasing";
- borrower, pledger, principal, bail granter, lessee, taker of bill, giver of bill –Irkut Corporation.

1.2. Parties concerned – open joint stock company "Integrated Aircraft Engineering Corporation" and open joint stock company "Suhkoy" Company".

1.3. Ceiling amount for the transactions – 500,000,000 (five hundred million) USD inclusive.

1.4. Currency for financial obligations – USD, Rubles and Euro.

1.5. Period of loans, warranties, warranties and settle of bills – up to 10 years;

1.6. Credit interest rates, extent of interest on bill amount – not more than 11.0 per cent per annum; commission fee for issue if warrants not more than 2 per cent per annum;

2. OJSC "Bank VTB" is entitled to unilaterally increase the interest rate in its discretion, including that specified in 1.6 of the present action.

3. Authorize the Sole Executive Body to determine other characteristics of the transactions in accordance with powers, defined by the Articles of Association together with the internal documents of Irkut Corporation.

Attention:

A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Voting option	Mark	Number of votes
FOR	[ ]	[ ]
AGAINST	[ ]	[ ]
ABSTAIN	[ ]	[ ]

Mark

- [ ] Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- [ ] Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- [ ] Voting is carried out in accordance with the instructions of depositary securities holders
- [ ] Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

[ ]

The Ballot is to be signed by a shareholder

The Ballot without signature is found invalid

7.2. As for the transactions with Sberbank of Russia:

1.Approve the following transaction, which can be concluded between Irkut Corporation and Sberbank of Russia in future in the normal course of business by OJSC "Irkut" Corporation" for the period until next annual General Meeting:

- **credit transactions**, including contracts for opening of revolving and nonrevolving credit lines and credit contracts. Total ceiling amount to which during the specified period credit transactions in rubles and other currency can be concluded – equivalent 900 million USD (conversion to rubles according to the Central Bank of the Russian Federation rate of exchange as of the contract conclusion dates);
- **agreement of direct debiting of funds from accounts** of Irkut Corporation in Sberbank of Russia in satisfaction of obligations under the credit transactions with the following significant conditions:

1.1. Parties of the transactions:

- Creditor – Sberbank of Russia;
- Borrower, beneficiary – Irkut Corporation.

1.2. Parties concerned – Open joint stock company "Integrated aircraft engineering corporation" and open joint stock company "Suhkoy" Company".

1.3. Designated purpose of the credit transactions – financing of day-to-day operations, including acquisition of moveable and immoveable assets:

- refunding of credits and loans attracted to financially support day-to-day operations;
- financing of expenditures connected with the commission contracts concluded between Irkut Corporation and Federal State Unitary Enterprise "Rosoboronexport" under contracts with foreign customers, including refunding of credits and loans attracted to financially support the specifies expenditures;
- financing of expenditures under the contracts, concluded between Irkut Corporation and associate foreign contractors, including refunding of credits and loans, attracted to financially support the specifies expenditures.
- Financing of expenditures under contracts for purchase, production and delivery of equipment, performance of the equipment installation and commissioning, carrying out of staff training and manufacturing of technological equipment.

1.4. Currency for financial obligations – USD, Rubles and Euro.

1.5. Period of loans - not more than ten years.

1.6. Attracted credits interest rate – not more than 11.0 per cent per annum.

1.7. Credit line opening fee - not exceeding 0.2 % of the credit line limit.

1.8. Credit line limit user fee – not exceeding 0.2 % per annum of the unused credit balance of the credit line.

1.9. Penalty for undue satisfaction of obligations under the contract – not more than 18% per annum.

1.10. Fee for the credit settlement without notification or without due notification: not exceeding 4% per annum.

1.11. Sberbank of Russia is entitled to unilaterally increase the interest rate in its discretion, including that specified in 7 of the present action.

1.12. Sberbank of Russia is entitled to unilaterally change the interest rate in its discretion, including that specified in 9 of the present action.

1.13. Other conditions are determined in accordance with the current credit principles of Sberbank of Russia pursuant to the bank existing procedure for credit arrangements.

1.14 Irkut Corporation is the beneficiary under the credit transactions.

1.15. Authorize the Sole Executive Body to determine other characteristics of the said transactions independently in accordance with powers, defined by the Articles of Association together with the internal documents of Irkut Corporation.

2. Approve the transactions conclusion upon provision by Irkut Corporation of warranties before Sberbank of Russia for credits of Irkut Corporation employees with the following significant conditions:

2.1.Subject of the transaction: provision of warranties by Irkut Corporation under credit contracts of Irkut Corporation employees.

2.2. Parties of the transactions: Creditor – Sberbank of Russia;
Warranter – Irkut Corporation;
Beneficiary (borrowers to satisfy the obligation of which the warranty is provided- (enclosed list).

2.3. Parties concerned – Open joint stock company "Integrated Aircraft Engineering Corporation" and open joint stock company "Suhkoy" Company".

2.4. Warranty is arranged only for credits for the purposes of investing in housing construction with withdrawal from the warranty in case of a mortgage creation (real estate mortgage) of the acquired property.

2.5. Other conditions are determined in accordance with the current credit principles of Sberbank of Russia pursuant to the bank existing procedure for credit arrangements.

2.6. Authorize the Sole Executive Body to determine other characteristics of the said transactions independently in accordance with powers, defined by the Articles of Association together with the internal documents of Irkut Corporation.

2.7. Authorize the Sole Executive Body to conclude the said transactions and sign all the documents required for the conclusion.

Attention:

A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTAIN		

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Mark

- Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out in accordance with the instructions of depositary securities holders
- ☐ Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovlev", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballots are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Attachment to ballot # 1
of the Annual General Meeting
of Irkut Corporation

Irkut Corporation
Balance Sheet as of December 31, 2007.

	As of the beginning of the accounting period	As of the end of the accounting period
ASSET	(thousand rubles)	
Fixed assets		
Total fixed assets	10,331,116	12,398,504
Current assets		
Total current assets	31,360,097	39,992,030
TOTAL ASSETS	41,691,213	52,390,534
LIABILITIES		
CAPITAL AND RESERVES		
Total capital and reserves	7,518,979	11,300,729
LONG-TERM OBLIGATIONS		
Total long-term obligations	16,184,644	17,511,872
SHORT-TERM OBLIGATIONS		
Total short-term obligations	17,944,964	23,577,933
TOTAL LIABILITIES	41,691,213	52,390,534

Full version of the Balance Sheet see on Irkut Corporation web-site.

*Short-term debts receivable, debts receivable and retained revenues as of December 31, 2006 and January 1, 2007 do not coincide as there was a re-estimation made in accordance with the Accounting Rules #3/2006.

Revenue and loss statement for 2007.

	For the accounting period	For the same period of previous year
Revenue and expenses during normal course of business		
Sales revenue (net) from goods, products, works and services (net of VAT, excise taxes and similar mandatory payments)	30,877,789	16,882,501
Prime-cost of the goods, products, works and services	(21,142,720).	(9,955,332).
Gross revenue	9,735,069	6,927,169
Business expenses	(2,834,037).	(2,590,795).
Management expenses	(2 002 889).	(1 812 494).
Sales revenue (loss)	4,898,143	2,523,880
Other revenues and expenses		
Interest receivable	273,319	137,353
Interest payable	(1,853,171).	(1,659,169).
Revenue from participation in other organizations	3,661	6,919
Other revenues	56,232,768	40,806,213
Other expenses	(54,373,769).	(40,274,248).
Revenue (loss) before taxation	5,180,951	1,540,948
Deferred tax assets	(274,957).	(36,526).
Deferred tax liabilities	(35,683).	(446,676).
Current revenue tax	(931,971).	(52,020).
Tax sanctions	(39,215).	115,979
Net revenue (loss) of the accounting period	3,899,125	1,121,705
FOR REFERENCE ONLY. Permanent tax liabilities (assets)	(817)	165,395

Allocation of net revenue for 2007

Recommended by the Board of OJSC "Irkut "Corporation" (Minutes #9, dated May 19, 2008)
to be approved at the Annual General Meeting Irkut Corporation on June 20, 2008.

Index	**rub.**
Net revenue	3,899,125,156.22
Allocated for:	
1. Reserve funds	14,691,265.80
2. Dividends on the basis 0.14 rubles per ordinary registered share	136,938,425.68
3. Development fund	3,747,495,464.74
including: payouts of remuneration and compensations to the Board and Audit Commission members	42,170,000.00

Attachment to
ballots 1, 2 and 3 of the Annual General Meeting
of JSC "Irkut" Corporation"

List of candidates
(Approved by the Board of Irkut Corporation,
Minutes #6, dated March 05, 2008)

for President of Irkut Corporation:

#	Name	Position
1.	Oleg Fedorovich Demchenko	President of Irkut Corporation"

for the Board of Irkut Corporation:

#	Name	Position
1.	Nikolay Bagratovich Arutyunov	Head of Analytical Department of "N-C-H Advisors, Inc." Company Moscow Representative office
2.	Valeriy Borisovich Bezverhkniy	Executive vice-president for corporate development of OJSC "OAK"
3.	Alexander Alexeevich Veprev	CEO of Irkutsk aircraft plant – subsidiary of Irkut Corporation
4.	Vadim Igorevich Vlasov	CEO of JSC "EDAS"
5.	Oleg Fedorovich Demchenko	President of Irkut Corporation"
6.	Alexander Nikolaevich Klementyev	Deputy CEO for marketing of OJSC "Suhkoy" Company"
7.	Vladimir Vasilyevich Kovalkov	Vice-president for production and cooperation of Irkut Corporation
8.	Evgeniy Vladimirovich Lyamtsev	Vice-president of JSC "Rosbank managing company"
9.	Andrey Vladimirovich Morozov	Moscow Representative office of "N-C-H Advisors, Inc." Company – Legal Department Head
10.	Maxim Valeryevich Petrov	Director of General Counsel's Office of OJSC "OAK"
11.	Mihkail Aslanovich Pogosyan	CEO of OJSC "Suhkoy" Company", First vice-president for coordination of OJSC "OAK" projects
12.	Andrey Andreevich Slivchenko	Director of Corporate Finance Department of OJSC "OAK"

13.	Sergey Victorovich Chemezov	CEO of GK "Rostehknologii"
14.	Andrey Vladimirovich Cherkashin	Director of Department for Technology Development and Suppliers of OJSC "OAK"
15.	Alexey Innokentyevich Fedorov	President of OJSC "OAK"

for Audit Commission of Irkut Corporation:

#	Name	Position
1.	Ludmila Borisovna Baykeeva	Executive head of subsidiaries reporting sector under IFRS of Irkut Corporation
2.	Sergey Nikolaevich Konosov	Deputy Director of Corporate Management Department of OJSC "OAK"
3.	Inna Sergeevna Lyzina	Head of Corporate Development and Property Management Department of OJSC "Suhkoy"
4.	Roman Victorovich Romanovskiy	Deputy Director for corporate finance of OJSC "OAK"
5.	Vladimir Victorovich Smolko	Director of Economical Planning Department of OJSC "OAK"
6.	Dmitriy Nikolaevich Chirkin	Director of Accounting, Tax and Audit Department of OJSC "OAK"

ATTACHMENT
to the Ballot 3 of the Annual General Meeting
of Irkut Corporation, June 20, 2008

Changes and amendments
of Articles of Association of Irkut Corporation

Moscow May 15, 2008

1. **Article 2 item 2.3:**

- **subitem 31** revised version: "Carriage by air of:
cargoes;
passengers";

- **subitem 34** revised version: "Flight operations activity:
aircraft equipment maintenance and repair;
process and analysis of the flight data, including on-line operation transmitting the results, including coordinate information, to the operator on a real time basis;
medical services during flights and medical certification of the aircraft personnel;
personnel training;
aircrafts parking;
landing and takeoff";

- **subitem 35** revised version: "Operation of airports:
provision of aircraft fuel for flights;
quality control for aircraft fuels and lubricants;
airport supporting;
electric and light technical support;
pilot and navigation support;
aircraft engineering support;
radio technical support and aircraft electrical communication;
air traffic servicing (control);
servicing of passengers, luggage, mail and cargoes;
search and rescue support of flights;
emergency support of flights;
fire protection support of flights;
metrological support;
meteorological support";

- **add subitem 49**: "Aircraft safety activities on Irkutsk-2 aerodrome (Eastern)";

- **add subitem 50**: "Avert unlawful acts as for civil aircraft activities on Irkutsk-2 aerodrome (Eastern)";

- **add subitem 51**: "Other activities not prohibited by the Russian Federation legislation".

2. **Article 6 item 6.2** in the first paragraph the second sentence is to be finished with: "Unless otherwise provided by items 3 and 4 of Article 39 of the Federal Law "On Joint Stock Companies".

3. **Article 7 item 7.1** the first sentence is to be changed for the following new ones: "The Company is entitled to place one or several types of preferred registered shares in addition to the outstanding stock. The decision on an increase of the capital stock by placing additional shares can be taken simultaneously with the decision on introduction of corresponding provisions regarding the authorized shares to the Articles of Association".

4. **Article 9 item 9.1 subitem 4** revised version: "privileged acquisition of additional shares and equity securities, placed by subscription and converted to shares in the proportional amount to the shares

of that category (type) belonging to them, and in the order and under conditions, provided by the Federal Law " On Joint Stock Companies".

5. Article 13 item 13.6 in the first paragraph in the second sentence the words and digits "65 (Sixty five)" are to be changed to "85 (Eighty five)".

6. Article 16 item 16.2. paragraph 2 revised version: "In case the term of powers of the Counting board of the Company expires or the number of its members becomes less than 3 (three), as well as if less than 3 (three) members of the Counting board of the Company are present to perform their duties as the Counting board of the Company, the Registrar of the Company can be involved."

7. Article 18: item 18.3:

subiteme 5 the sentence is to be finished with the following phrase: " Unless otherwise provided by items 3 and 4 of Article 39 of the Federal Law "On Joint Stock Companies".

subiteme 13 omit the following: "and representation offices".

8. Article 22:

- **item 22.1** add new sentence: "Operation of the Audit Commission as the leading unit of the internal control system is based primarily on planning considering operation of other units of that system."

- **item 22.4** the second sentence is to be finished with the following: "and employee of financial and economical service, accounting department and internal audit subdivision. The Audit Commission members normally should possess knowledge in the field of financial and economical activities monitoring."

9. Article 25:

- **item 25.10** in the first paragraph in the sentence after the words: "(according to the depot invoice)" add "or from the moment, when that person had found out or should have found out the fact, that he/she independently or jointly with his/her affiliates possessed the said number of those shares,";

- **item 25.11** in the second sentence after the words "affiliates" add "are not believed to be voting shares and".

10. Article 27:

- **item 27.6 subiteme 14** the word "emission" is to be changed for "securities";

- **item 27.10** in the second paragraph the words "prospectus for shares issue" are to be changed for "securities prospectus."

This Draft was reviewed and recommended by the Board of OJSC "Irkut "Corporation" (Minutes #9, dated June 20, 2008) for approval at the Annual General Meeting of Irkut Corporation on June 20, 2008.

ATTACHMENT
to ballot 4 of the Annual General Meeting
of JSC "Irkut" Corporation", dated June 20, 2008

List
of beneficiaries (borrowers, to ensure the obligations performance of which the guarantee is provided) of the transaction upon provision of guarantee by Irkut Corporation" before Sberbank of Russia for debts of Irkut Corporation" employees

#	Name
1.	Vyacheslav Anatolyevich Kuz'min
2.	Svetlana Valerievna Zhigalova
3.	Mihkail Borisovich Guzhevnikov
4.	Nadezhda Vladimirovna Ivanova
5.	Anna Mihkaylovna Potapova
6.	Sergey Petrovich Makarov
7.	Marina Nikolaevna Kuznetsova
8.	Lubov' Evgenyevna Markeeva
9.	Sergey Pavlovich Provotorov
10.	Olga Nikolaevna Buglak
11.	Alexander Vladimirovich Volkov
12.	Mihkail Alexandrovich Zhdanov
13.	Evgeniya Viniaminovna Zhdanova
14.	Irina Olegovna Komarova
15.	Alexander Arkadyevich Gilev
16.	Victor Vladimirovich Zyryanov

Annual General Shareholders' Meeting of **Irkut Corporation**
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on June 13, 2008)

CUSIP: # 46271W104 (US ISIN: US46271W1045)

Owners of record as of the close of business on Record date **May 10, 2008**, of Level-I American Depositary Receipts Irkut Corporation, issued under the Deposit Agreement dated as of September 17, 2004, among (the "Company"), The Bank of New York, as Depositary, and the Owners of the American Depositary Receipts issued thereunder, are hereby notified that The Bank of New York, as Depositary, has received a Notice of the Annual General Meeting of Shareholders to be held on **June 20, 2008** in Moscow, Russia.

Pursuant to Section 4.07 of the Deposit Agreement, Owners of American Depositary Receipts are entitled, subject to any applicable provision of the laws of the Russian Federation and of the Charter of the Company, to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon the written request of an Owner on such record date, received on or before 5:00 p.m. (New York time) on **June 13, 2008**, The Bank of New York, as Depositary, shall endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.

Recommendations of the Board of Directors of NPK "IRKUT" on the items on the agenda

Item 1. **Approve Annual Report, Annual Accounts (including income and loss statements and loss accounts) of Irkut Corporation" as well as allocation of profit amounting to** 3,899,125,156.22 **rubles including dividends payout (announcement) of Irkut Corporatior**

□ FOR
□ AGAINST
□ ABSTAIN

Item 2. Election to Irkut Corporation Board

Important: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 11 (the number of directors to be elected to the Board out of the 15 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 2 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes (Depositary Receipts held times 11).

2	Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1.	Nikolay Bogratovich Arutyunov	
2.	Valeriy Borisovich Bezverhkniy	
3.	Alexander Alexeevich Veprev	
4.	Vadim Igorevich Vlasov	
5.	Oleg Fedorovich Demchenko	
6.	Alexander Nikolaevich Klementyev	
7.	Vladimir Vasilyevich Kovalkov	
8.	Evgeniy Vladimirovich Lyamtsev	
9.	Andrey Vladimirovich Morozov	
10.	Maxim Valeryevich Petrov	
11.	Mihkail Aslanovich Pogosyan	
12.	Andrey Andreevich Slivchenko	
13.	Alexey Innokentyevich Fedorov	
14.	Sergey Victorovich Chemezov	
15.	Andrey Vladimirovich Cherkashin	
16.	Against on all Candidates	
17.	Abstain on all Candidates	

(See other side of card for Items 3-6 and required signature)

Item 3. Elect to Irkut "Corporation Audit Commission

1)	Ludmila Borisovna Baykeeva	□ **FOR**	□ **AGAINST**	□ **ABSTAIN**
2)	Sergey Nikolaevich Konosov	□ **FOR**	□ **AGAINST**	□ **ABSTAIN**
3)	Inna Sergeevna Lyzina	□ **FOR**	□ **AGAINST**	□ **ABSTAIN**
4)	Inna Sergeevna Lyzina	□ **FOR**	□ **AGAINST**	□ **ABSTAIN**
5)	Vladimir Victorovich Smolko	□ **FOR**	□ **AGAINST**	□ **ABSTAIN**
6)	Dmitriy Nikolaevich Chirkin	□ **FOR**	□ **AGAINST**	□ **ABSTAIN**

Item 4. Approve CJSC The auditing company **"Gorislavtsev and Co. Audit" as an Auditor of Irkut Corporation.**

□ **FOR**
□ **AGAINST**
□ **ABSTAIN**

Item 5. Elect Mr. Oleg Fedorovich Demchenko as a President of Irkut Corporation.

□ **FOR**
□ **AGAINST**
□ **ABSTAIN**

Item 6. Approval of changes and amendments to Irkut Corporation**Charter**

□ **FOR**
□ **AGAINST**
□ **ABSTAIN**

Item 7. Approval of transactions with the interested party and which can be made in the future

□ **FOR**
□ **AGAINST**
□ **ABSTAIN**

Instructions must be received prior to 5:00 p.m. EST on June 13, 2008 to be valid

DATE: ____________________

____
SIGNATURE OF ADR HOLDER

____
SIGNATURE OF CO-OWNER

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED AS SOON AS POSSIBLE TO ENSURE YOUR VOTE IS RECEIVED IN TIME TO BE COUNTED AT THE MEETING. The Voting Instruction must be signed by the person in whose name the ADR is registered on the books of the Depositary. In the case of a corporation, the voting instruction must be signed by a duly authorized Officer or Attorney.

APPROVED
by the Minutes #9 of
the Board Meeting
of OJSC "Irkut "Corporation"
dated May 19, 2008

II.

Irkut Corporation

Moscow **May 16, 2008**

DEAR SHAREHOLDERS!

The Board of directors of Irkut Corporation, located Novoalexeevskaya 13, bld. 1, 129626 Moscow, notifies the shareholders about the Annual General Meeting (hereinafter referred to as the Meeting), which will take place on June 20, 2008, at 10.00 a.m. (Moscow time) in Moscow, in the form of joint presence of the shareholders to discuss issues in the order of business and take decisions regarding issues for voting with prior submission of the voting ballots.

The Meeting will be conducted at the following place: Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovlev", Leningradskiy prospect 68, 125315, Moscow.

Order of business:

1. Approve Annual Report, Annual Accounts (including income and loss statements (income and loss accounts) of Irkut Corporation as well as allocation of profit including dividends payout (announcement), but excluding profit which was allocated as dividends in the first quarter, six months and nine months of 2007 and losses of Irkut Corporation in 2007.
2. Election of Irkut Corporation Board members.
3. Election of Irkut Corporation Audit Commission members.
4. Approve Auditor of Irkut Corporation.
5. Election of Irkut Corporation President.
6. Approval of changes and amendments of Irkut Corporation Articles of Association.
7. Approval of the transactions concerned, which can be concluded in future in the normal course of business by Irkut Corporation.

List of persons, entitled to participate in the Meeting, was compiled according to the Register of registered shareholder of Irkut Corporation as of May 10, 2008.

Registrar – OJSC "Registrar R.O.S.T." (Stromynka 18, bld. 13, Moscow).

Mail address to which the filled in ballots are to be sent: OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow.

The ballots submitted to OJSC "Registrar R.O.S.T." on June 17, 2008, before 05.00 p.m. at Moscow time will be considered when counting the votes.

Those shareholders, whose filled ballots are received by the Registrar at the designated date, will be considered the Meeting participants.

Registration time: 09.00 a.m. at Moscow time in the office of OJSC "Experimental Design Bureau named after A.S. Yakovlev".

The Meeting participant should bring a passport, voting ballots and, for a shareholder proxy – a proxy and/or proxy documents entitling or confirming the right of that person to act on behalf of a shareholder without a proxy.

All the shareholder information (materials), which is to be provided to shareholders before the Meeting, including Attachments to the Ballots 3 and 4, see 30 days before the Meeting at the official web site of the Company www.irkut.com in section "For Investors"/"Shareholders" and at the Corporate Secretariat located at:

Leningradskiy prospect 68, 125315, Moscow;

Grazhdanskaya 74, 664020, Irkutsk.

Additional information is available by calling tel./fax: (495)-777-2101; (3952)-32-23-83; tel.(3952)-56-67-98, (3952) 56-68-31.

REPORTS OF IRKUT CORPORATION REVISION COMMISSION AND THE AUDITOR

CONCLUSION OF THE REVISION COMISSION OF JSC "IRKUT CORPORATION" FOR THE 2007

Revision commission of JSC "Irkut Corporation" is ruled by the federal law N 208-FZ dated December 12, 1995 "On Joint-Stock Companies", Charter of JSC "Scientific Production Corporation "Irkut" (hereafter – Company), Regulation on Revision commission, confirmed by the shareholder's meeting of the Company.

At the year-end the Revision commission has checked accounting, carried out financial analysis of the Company.

Examination of the financial and business operations of the company has shown:

- Financial and business operations of the Company is carried out in accordance with active legislation and Charther of the company;
- There are no any failures in accounts and accounting policy, which could considerably influence on financial results of the Company's activity;
- Dividens are paid in accordance with the Russian legistlation.

Revision commission carried out sampling audit of the results of the routine inventory for 2007 on accounts with buyers and customers, on budget and customers settlements, on financial assets and on inventory of property of the Company, namely: fixed assets, assets under construction, goods and materials. The results of sampling audit have detected inessential failures and errors.

Examination of annual financial statements has shown:

- Maintenance of accounting records and preparation of accounting statements carried out in accordance with requirements of the Russian accounting and taxation regulations and Accounting policy of the Company for 2007;
- Annual accounting statement is fully drawn up in the forms, confirmed by Accounting policy of the Company for 2007;
- Profit and loss statement is carried out on the basis of earnings from sale and actual expenditures on manufacture and is confirmed by relevant documents.

Examination of accounting statement for 2007 has shown that the Company reached the exact level of financial stability, that guarantee the ability of the Company to carry out its activity within more than 12 month and repay its obligations.

According to the results of the Revision commission of the Company there is a conclusion that all data in the annual accounting statement are true in all existent aspects. The Revision commission offers to the shareholder's meeting of the Company **to confirm presented annual accounting statement for 2007.**

Chairman of the Revision commission
of Irkut Corporation — Ivanova N.V.

April 04, 2008

AUDITORS' REPORT ON FINANCIAL (ACCOUNTING) STATEMENTS

To

Shareholders of Joint Stock Company "Scientific Production Corporation "IRKUT"

The Auditor

Name: CJSC "Gorislavtsev and Co Audit"

Location: bld,.2, 17, B.Nikitskaya str., Moscow, 103009, Russia

State registration: Certificate of registration No. 000565 series VD issued on October 27, 1997 by Moscow Registration Chamber, registration No. 001.205.133; Certificate of making an entry to the Uniform State Register of Legal Entities series 77 No. 00721832, issued by the Department for Moscow of Ministry of Taxation of the Russian Federation, date of making an entry – December 18, 2002 under primary state registration No. 1027700542858.

License: Auditor's license No. E 003461 dated March 04, 2003 issued by the RF Ministry of Finance, valid for 5 years. License term is prolonged till March 4, 2013.

License for operation using information classified as state secret, series B 359446, registration N 9929 dated February 15, 2007, issued by Department for Moscow and Moscow Region of Federal Security Service of Russia. License term is till January 19, 2010.

CJSC "Gorislavtsev and Co.Audit" is an active member of non-profit partnership "Institute of Professional Auditors" since March 19, 2002, certificate N 183, dated March 19, 2002, issued by non-profit partnership "Institute of Professional Auditors".

Certificate of quality of audit services N 156, issued by non-profit partnership "Institute of Professional Auditors", valid from December 19, 2007 till December 19, 2010, according to the decision of Quality committee of IPAR, dated December 19, 2007.

Audited entity

Name: Open Joint Stock Company "Scientific Production Corporation "IRKUT"

Location: bld.1, 13, Novoalekseevskaya str., Moscow, 129626, Russia

State registration: Tax Office of the Federal Tax ServiceN 17 for North-East district of Moscow, series 77 N 003842050, dated February 2, 2004.

We have audited the enclosed financial (accounting) statement of JSC "Scientifie Production Corporation "Irkut" January 01, 2007 through December 31, 2007.

Financial (accounting) statement of JSC "Scintific Production Corporation "Irkut"consists of:

- The balance sheet (form N 1);
- Profit and loss account (form N 2);
- Capital flow account (form N 3);
- Cashflow statement (form N 4);
- Enclosure to the statement sheet (form N 5);
- Report on proper use of funds received (form N 6);
- Notes to the balace sheet and profit and loss account.

The Executiv body of JSC "Scientific Production Corporation "Irkut" is responsible for preparing and presentation of these financial (accounting) statements. Our duty is to express an opinion, based on our audit, on whether these statements are reliable and accurate in all materials respects and whether the accounting procedures comply with the laws of the Russian Federation.

Audit is conducted in accordance with the Federal law N 119-FZ of August 07, 2001 "About Auditing Activities" and federal rules (standarts) of auditing activities, stated by the Government resolution N 696 of September 23, 2002, other auditing activity regulations and internal auditing standard and methods.

The audit was planned and performed so as to obtaine reasonable assurance about whether the financial (accounting) statements are free of material misstatement.

The audit was performed on a test basis and included test-based examination of evidence, confirming indexes in financial (accounting) statements and disclosure the information about financial and business operations, an assessment of compliance with the accounting principles and rules applicable to preparation of the financial (accounting) statements, and significant estimates made by management of the audited entity, as well as evaluating the financial (accounting) statements presentation.

We believe that the audit presents reasonable cause for our opinion on whether the financial (accounting) statements are truthful and accurate and whether the accounting procedures comply with the laws of the Russian Federation.

In our opinion the financial (accounting) statements of JSC "Scientitic Production Coporation "Irkut" provide in all material respects a true and fair view of the financial position as for December 31, 207 and the financial and business results January 01, 2007 through December 31, 2007 in compliance with the requirements of the Russian laws applicable to preparation of financial (accounting) statements.

Our audit was regulated by the Federal law "On accounting" N 129-FZ dated November 21, 1996, regulation on accounting and accounting report in the Russian Federation, approved by the order of the Finance Ministry of the Russian Federation N 34n, dated July 29, 1998, regulation on accounting "Accounting statements of organization", approved by the order of the Finance Ministry of the Russian Federation N 43n, dated July 06, 1999, the order of the Finance Ministry of the Russian FederationN 67n, dated July 22, 2003 "On forms of the accounting statements of organization".

21 Apri, 2008

General Director M.M.Klopotovskaya

Audit Leader E.P.Trofimenko

Auditor's qualification certificate N 040434 issued by the Finance Ministry of the Russian Federation (based on the Minute N 101 dated December 25, 2001 of the Central Attestation and Licencing Auditing Commission of the Ministry of Finance of the Russian Federation) for an indefinite period.

Tied, numbered and stamped 235 pages in total.

Corporate finance Vice-President
Irkut Corporation, JSC
______________ D.V.Polevshchikov

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «НАУЧНО-ПРОИЗВОДСТВЕННАЯ КОРПОРАЦИЯ «ИРКУТ» (КОРПОРАЦИЯ "ИРКУТ") * ОГРН 1023801428 * ИНН 3807002509 * РОССИЯ * МОСКВА
IRKUT
ИРКУТ

КОРПОРАЦИЯ «ИРКУТ»

ГОДОВОЙ ОТЧЕТ 2007 ГОД

КОРПОРАЦИЯ «ИРКУТ»

ГОДОВОЙ ОТЧЕТ ЗА 2007 ГОД

Смелые разработки конструкторов корпорации «ИРКУТ» положили начало целому поколению современных машин, подобно тому как новаторские идеи конструктивистов легли в основу множества направлений современного искусства.

С. П. Королев говорил, что если машина некрасива — она не полетит. В основе современных представлений о красоте лежат новаторские идеи конструктивистов начала века.


95
конструктивизму


ЛЕТ

СОДЕРЖАНИЕ



1. Ключевые финансовые показатели **деятельности Корпорации** 6

2. Рейтинги и награды в 2007 году 8

3. Обращение председателя Совета **директоров и Президента Корпорации** 10

4. Корпоративное управление 14

5. Развитие авиастроительной отрасли в России 28

5.1 Отраслевые тенденции 29

5.2 Роль корпорации «Иркут» в развитии отрасли 31

6. Итоги работы Корпорации в 2007 году 34

6.1 Рыночные позиции Корпорации 35

6.2 Финансовая политика 43

6.3 Инвестиции и инновации 49

6.4 Охрана окружающей среды 52

6.5 Кадровая политика и социальные проекты 52

7. Акционерный капитал 54

8. Обсуждение и анализ руководством **финансового состояния и результатов деятельности за 2007 год** 58

9. Консолидированная финансовая отчетность 100

10. Общая информация и контакты 149

Ключевые финансовые показатели деятельности корпорации

Млн долларов США	2004	2005	2006	2007
Денежные средства и их эквиваленты	115,0	108,3	75,2	363,8
Активы	916,3	1219,9	1473,0	1875,0
Собственный капитал	172,4	355,9	410,1	449,9
Рабочий капитал	142,7	603,2	646,1	650,3
Чистый долг	406,8	474,9	577,2	630,9
Вложения в капитальные активы	25,5	54,3	85,4	130,2

Выручка, млн долларов США


1200
800
400
0
2004
2005
2006
2007

EBITDA, млн долларов США


180,0
120,0
60,0
0
2004
2005
2006
2007

Чистая прибыль, млн долларов США


90
60
30
0
2004
2005
2006
2007

Рейтинги и награды в 2007 году

Февраль. Руководитель департамента информационных технологий Корпорации Н. А. Волков стал лауреатом рейтинга iTop-50 российских IT-директоров за 2006 год. Кроме того, в рамках проводимой Институтом Адама Смита конференции «Корпоративные IT-стратегии в России» корпорация Kraftway отметила Н. А. Волкова за инновационный подход к построению IT-инфраструктуры.

Март. Международное рейтинговое агентство Moody's Investors Service объявило о повышении корпоративного рейтинга Корпорации с уровня B1 до Ba1. Одновременно с этим Moody's Interfax Rating Agency подтвердило рейтинг Корпорации по национальной шкале Aa1.ru. Прогноз по рейтингам — «стабильный».

Май. Корпорация заняла седьмое место по общему объему выручки за 2006 год по стандартам РСБУ в рейтинге крупнейших российских производителей продукции военного назначения, составленном Центром анализа стратегий и технологий.

Октябрь. Согласно рейтинговому агентству «Эксперт РА», Корпорация вошла в число пятнадцати крупнейших машиностроительных компаний России, заняв третье место среди предприятий военно-промышленного комплекса и оказавшись лидером в авиационной промышленности. В ежегодном рейтинге «Ведущие предприятия России – 2007», составленном агентством АК&М на основе агрегирования показателей размера и эффективности компаний, Корпорация заняла 52-е место, показав лучший результат среди предприятий военно-промышленного комплекса. Годовой отчет Корпорации за 2006 год победил в номинации «Лучший годовой отчет в отрасли: Промышленность» X ежегодного конкурса годовых отчетов и сайтов, проводимого журналом «Рынок ценных бумаг» и Фондовой биржей РТС в рамках IV Федерального инвестиционного форума. Отчет признан лучшим среди годовых отчетов предприятий всего промышленного сектора экономики как по уровню раскрытия информации, так и по дизайну, идее и полиграфии.

Ноябрь. На ежегодном конкурсе, проводимом журналом «Корпоративный юрист» в партнерстве с компанией Pynes&Moerner Executive Search Consultants, юридический департамент Корпорации отмечен как показавший наивысший уровень профессионализма в номинации «Машиностроение». За достижения по организации и ведению финансовой деятельности в соответствии с государственными программами финансово-экономических преобразований в Российской Федерации в 2007 году Корпорация отмечена дипломом «Предприятие высокой эффективности финансовой деятельности» Международного форума бухгалтеров и аудиторов.

Декабрь. Корпорация стала победителем национальной премии в области бизнеса «Компания года – 2007» в номинации «Промышленность. ВПК». Руководитель Корпоративного секретариата Корпорации В. В. Дашевский стал лауреатом конкурса корпоративных секретарей 2007 года национальной премии «Директор года», учрежденной Ассоциацией независимых директоров и компанией Pricewaterhouse-Coopers.

Обращение председателя Совета директоров и Президента Корпорации

Уважаемые друзья!

Прошедший 2007 год был насыщен яркими и значимыми для ОАО «Корпорация «Иркут» событиями. Без преувеличения можно сказать, что он стал своеобразной вехой на непростом, но успешном пути ее развития. Выручка впервые за все годы существования Корпорации превысила отметку в один миллиард долларов, основным собственником Корпорации стало российское государство в лице открытого акционерного общества «Объединенная авиастроительная корпорация».

Корпорация вышла на траекторию планомерного и устойчивого роста. Выручка за последние три года прирастала в среднем на 18%, достигнув в отчетном году значения 1,023 млрд долларов США. Нарастающий поток финансовых поступлений позволяет Корпорации выполнять ее основную задачу — увеличение доходов акционеров. Итоги финансово-хозяйственной деятельности в 2007 году признаны удовлетворительными, чистая прибыль выросла на 12,6% по сравнению с предшествующим периодом, и Совет директоров рекомендовал выплатить дивиденды в расчете 0,14 рубля на одну акцию.

Высокий темп роста выручки обеспечен стабильным объемом заказов, полученных во многом благодаря деловой репутации и позитивной истории. Корпорация гордится тем качеством конструктивных отношений, которые установились между ней и индийскими заказчиками. Свидетельством важности сотрудничества с индийской стороной как основным торговым партнером стало подписание в 2007 году новых договоров на сумму порядка полутора миллиардов долларов США.

Вместе с тем успешно решаются задачи по региональной диверсификации поставок продукции. В 2007 году начата отгрузка техники в адрес новых партнеров Корпорации — Алжира и Малайзии. Мы уверены, что плодотворное сотрудничество по этому направлению будет продолжено и в будущем. Другим проявлением стратегии диверсификации производства стала передача в прошлом году первых авиакомпонентов для пассажирских авиалайнеров А320, производимых ведущей европейской авиастроительной компанией European Aeronautic Defence and Space Company (EADS). Наличие в списке заказчиков производителя такого уровня свидетельствует о способности корпорации «Иркут» соответствовать самым высоким требованиям, предъявляемым к поставщику мирового лидера.

В ноябре 2007 года Корпорация получила предварительное заключение заказчика, Минобороны РФ, на Як-130, что открывает дорогу для выпуска головной серии самолетов и разрешает их эксплуатацию после поступления Як-130 в войсковые части ВВС РФ.

2007 год стал годом активного развития проекта по созданию семейства ближне- и среднемагистральных самолетов МС-21, головным исполнителем по которому является корпорация «Иркут». В августе Комиссия ОАК, рассмотрев результаты первого этапа работ по программе МС-21, одобрила их и приняла решение о дальнейшем развитии проекта. Это перспективный проект для всей авиастроительной отрасли, и мы в полной мере осознаем ответственность за его выполнение.

Достижение в 2007 году высоких коммерческих результатов стало возможным благодаря своевременно развернутым программам перевооружения. Обновленный станочный парк позволил расшить «узкие места» в технологической цепочке и выполнить в полном объеме все контрактные обязательства. В целом же обновление и модернизация действующего оборудования являются одними из основных приоритетов в деятельности руководства Корпорации. Только за один 2007 год капитальные инвестиции составили 130 млн долларов США, увеличившись по сравнению с предыдущим периодом на 52%.

Сохранять и развивать конкурентные преимущества Корпорации призваны постоянно действующие программы организационного развития. Во главу угла поставлена задача непрерывного обучения персонала. Совершенствование профессиональных навыков, приобретение современных знаний становятся стандартной практикой как для управленческого персонала, так и для специалистов линейных подразделений. Отрадно отметить тот факт, что руководство Корпорации всецело поддерживает данный процесс.

Активное включение Корпорации в проекты разработки новых образцов авиационной техники потребовало проведения концептуальных изменений в организации проектной работы. В настоящее время в основу системы управления Корпорации заложены элементы матричного подхода, в соответствии с которым ведение всего цикла проектирования и запуска в производство новых продуктов осуществляют специально создаваемые в этих целях дирекции управления. Это позволяет сконцентрировать управленческие, информационные и инженерные ресурсы в рамках одной программы и гарантировать ее исполнение.

Накопленный нами организационный и производственный потенциал был высоко оценен со стороны Объединенной авиастроительной корпорации, которая в 2007 году продолжила процесс организационного оформления как единой интегрированной структуры. В результате долгих и кропотливых переговоров все участники объединения пришли к взаимовыгодной модели совместной деятельности. Менеджеры ОАО «Корпорация «Иркут» передали принадлежащие им акции в уставный капитал объединенной корпорации.

В новой структуре корпорация «Иркут» заняла позицию ключевого участника. Кроме своих материальных активов Корпорация привнесла в общий пул опыт ведения масштабных международных проектов, финансирования инвестиционных программ, построения производственных систем в соответствии с мировыми стандартами авиастроения. В этом отношении корпорацией «Иркут» накоплен огромный потенциал.

Первый год пребывания Корпорации в составе ОАО «ОАК» показал, что у данного объединения есть большие перспективы. Корпорация «Иркут» участвует в координационной программе предприятий отрасли, получают поддержку ее проекты международной кооперации, оказывается реальное содействие в осуществлении инвестиционных программ. В этом контексте эффективность взаимодействия подтверждается продолжающимся расширением географического и продуктового присутствия корпорации «Иркут» на мировом рынке авиационной техники.

Корпорация никогда не ограничивалась задачами сиюминутного выживания, даже в самые сложные для отрасли времена ее деятельность была подчинена стратегическим задачам развития: приобретались перспективные активы, менялась корпоративная структура, находились новые пути финансирования, расширялись коммерческие горизонты. Сейчас можно с уверенностью констатировать, что достигнутые в 2007 году финансовые показатели есть результат усилий прошлых лет. Безусловно, он сложен из десятков и сотен факторов, но самый главный из них — это наши сотрудники с их желанием быть лучшими в своем деле.

Мы верим, что такие качества, как профессионализм, нацеленность на развитие, преданность своему делу, присущи каждому сотруднику корпорации «Иркут». Без них успех был бы невозможен. Именно благодаря ярким идеям наших конструкторов, организационному заряду менеджеров, дипломатическим качествам высшего руководства, инженерному потенциалу специалистов на производстве было суждено реализоваться амбициозным планам — стать признанным лидером в авиастроительной отрасли России.

Позвольте нам от лица менеджмента Корпорации и Совета директоров поблагодарить всех, кто в течение последнего десятилетия принимал деятельное участие в становлении и развитии ОАО «Корпорация «Иркут». Самоотверженная работа трудового коллектива, оказанное доверие инвестиционного сообщества, надежная работа деловых партнеров вывели Корпорацию на качественно новый уровень. Все вместе мы создали современную, динамичную компанию, которая с уверенностью смотрит в будущее и может выполнять самые амбициозные задачи.

Председатель Совета директоров
Федоров А. И.

Президент – Председатель Правления
Демченко О. Ф.



Корпоративное управление

В своей деятельности ОАО «Корпорация «Иркут» стремится в максимально полной степени следовать принятой в международном сообществе практике управления, основанной на атмосфере взаимного доверия и уважения между всеми участниками корпоративных отношений.

Корпорация всецело осознает важность соблюдения интересов и прав акционеров, обеспечивает равное отношение ко всем своим акционерам, включая миноритарных и иностранных инвесторов, внедряет современные методы и технологии корпоративного управления. Все эти действия обусловлены целью создать прозрачные и понятные условия функционирования корпоративной структуры, установить доверительные и долговременные отношения с акционерами и потенциальными инвесторами.

В Корпорации действует Кодекс корпоративного поведения, являющийся сводом правил и стандартов, охватывающих разнообразные действия и отношения, связанные с управлением Общества. Следуя методическим рекомендациям федерального органа исполнительной власти по финансовым рынкам, ежегодно публикуется отчет о соблюдении норм Кодекса корпоративного поведения, рекомендованного ФКЦБ (в настоящее время — ФСФР).

Среди инициатив по соблюдению принципов надлежащего поведения, реализуемых Корпорацией, необходимо выделить следующие:

- в Совет директоров, избранный в 2007 году, входило пять независимых директоров, представляющих интересы миноритарных акционеров;
- образованы специальные комитеты Совета директоров, осуществляющие предварительную проработку рекомендаций для принятий решений по важнейшим вопросам деятельности Корпорации;
- раскрытие информации о деятельности Корпорации осуществляется в соответствии с Положением об информационной политике, которое предусматривает достижение максимально возможного уровня информационной прозрачности с учетом защиты сведений, представляющих коммерческую тайну или разглашение которых может нанести ущерб интересам государства;
- обеспечение соблюдения процедур корпоративного управления возложено на Корпоративного секретаря Корпорации;
- определение размера дивидендов и их выплата производится в соответствии с утвержденным Положением о дивидендной политике;
- для осуществления функций контроля за финансово-хозяйственной деятельностью Корпорации создан независимый от исполнительных органов Департамент внутреннего аудита;
- механизм предупреждения и урегулирования разногласий и споров между участниками корпоративных отношений отражен в специальном внутреннем документе Корпорации — Положении об урегулировании корпоративных конфликтов.

Общее собрание акционеров

Годовое общее собрание акционеров ОАО «Корпорация «Иркут» состоялось 25 июня 2007 года. Согласно повестке дня акционерами были утверждены годовой отчет и годовая бухгалтерская отчетность, размер выплаты годовых дивидендов, сформированы Совет директоров и ревизионная комиссия, утверждены изменения в Устав Корпорации. Аудитором Общества избрано ЗАО «Гориславцев и К. Аудит». Соответствующие документы по итогам 2007 года утверждены годовым общим собранием акционеров, состоявшимся 20 июня 2008 года.

Собранием 2007 года были предварительно одобрены существенные условия двух сделок, в совершении которых имелась заинтересованность и которые могли быть совершены в будущем в процессе осуществления ОАО «Корпорация «Иркут» обычной хозяйственной деятельности с ОАО «Банк «ВТБ» общим лимитом 500 млн долларов США и со Сбербанком России общим лимитом 900 млн долларов США.

Деятельность Совета директоров

Содержание деятельности Совета директоров в том наполнении, в котором оно представлено в настоящий момент, было заложено в 2004 году Общим собранием акционеров, утвердившим Положение о Совете директоров ОАО «Корпорация «Иркут». Совет директоров строит свою работу на непрерывной основе в соответствии с предварительно утвержденными тематическими и календарными планами.

Основными направлениями деятельности Совета директоров в 2007 году стали:

- формирование продуктово-рыночной стратегии;
- разработка корпоративной политики в области качества при производстве, обслуживании, ремонте и модернизации авиационной техники;
- рассмотрение изменений в организационной структуре Корпорации;
- реструктуризация активов;
- формирование и исполнение финансовой, ценовой и учетной политики;
- мониторинг исполнения бюджета Корпорации.

Заседания Совета директоров проводятся по мере необходимости, но не реже одного раза в шесть недель. В 2007 году состоялось девять заседаний, которые проходили как в очной, так и в заочной форме с учетом письменного мнения членов Совета директоров по обсуждаемым вопросам.

В составе Совета директоров сформированы комитет по стратегическому развитию и планированию, комитет по аудиту, информации и отношениям с акционерами, комитет по кадрам и вознаграждениям, бюджетный комитет. Роль указанных комитетов в системе корпоративного управления Общества в 2007 году стала более заметной. Уже на этапе планирования повестки дня в число ответственных лиц стали назначаться не только представители Правления, но и в обязательном порядке член профильного комитета Совета директоров, который излагает выработанную точку зрения по обсуждаемой тематике. Также расширена практика контроля исполнения принятых решений представителями профильных комитетов.

Основной акцент в работе Совета директоров в 2007 году был сделан на стратегическом развитии Корпорации. В первую очередь это касалось вопроса ее партнерства в рамках формирующегося ОАО «ОАК». На заседаниях обсуждался статус как текущих, так и перспективных проектов Корпорации, в частности, рассмотрены основные направления развития ключевых компетенций Иркутского авиационного завода в рамках операционной стратегии ОАО «ОАК». Президенту Корпорации поручено подготовить и представить на рассмотрение проект основных направлений развития ключевых компетенций ОАО «Корпорация «Иркут» в целом с указанием приоритетов их развития, затрат на реализацию и эффективности инвестиций.

В области финансовой политики в сфере внимания Совета директоров оставались вопросы привлечения финансовых ресурсов и проведения кредитных заимствований. Оперативная работа над принятием бюджета Корпорации велась с привлечением бюджетного комитета, возглавляемого представителем акционеров-миноритариев.

На заседании Совета директоров рассмотрен вопрос о реализации проекта по реформированию учетной системы Корпорации и по переходу на единую корпоративную учетную политику, рекомендованную дочерним и зависимым компаниям ОАО «ОАК». Обсуждалась проблема совершенствования ценовой политики ОАО «Корпорация «Иркут» на материалы и комплектующие по авиационной технике.

Вознаграждения и компенсации членам Совета директоров, связанные с исполнением ими своих обязанностей, регулярно выплачивались в 2007 году в строгом соответствии с Положением о Совете директоров.

Состав Совета директоров*



**Федоров
Алексей Иннокентьевич**

Председатель Совета директоров

1952 г.р., высшее техническое и бизнес-образование.

2002–2005 годы — Президент Корпорации.

2004–2007 годы — Генеральный директор ФГУП «РСК «МиГ».

С 2006 года — Президент ОАО «ОАК».

Состоит в Совете директоров Корпорации с 1998 года, является его Председателем с 2005 года.



**Безверхний
Валерий Борисович**

Заместитель Председателя Совета директоров

1959 г.р., высшее инженерное и коммерческое образование.

2001–2007 годы — Вице-президент, Старший вице-президент по планированию и развитию бизнеса, Первый вице-президент Корпорации.

С 2005 года — Президент НП «Объединенный авиастроительный консорциум».

С 2007 года — Исполнительный вице-президент ОАО «ОАК».

Состоит в Совете директоров Корпорации с 1998 года. До 2003 года являлся его Председателем.

* Избранный Общим собранием акционеров 25 июня 2007 года.



**Арутюнов
Николай Багратович**

1964 г.р., высшее финансово-экономическое образование.

2001–2005 годы — директор ОАО «Рай, Манн энд Гор секьюритиз».

2005–2006 годы — директор Департамента по связям с инвесторами дирекции по связям с общественностью и СМИ ООО «ЕвразХолдинг».

С 2006 года — директор аналитического отдела московского представительства компании «Эн-Си-Эйч Эдвайзорс, Инк.» (NCH Advisors, Inc.).

Вошел в Совет директоров в июне 2007 года.



**Власов
Вадим Игоревич**

1964 г.р., высшее инженерное образование.

2001–2003 годы — заместитель генерального директора - глава департамента ООО «Сименс».

С 2003 года — Генеральный директор ООО «ЕАДС».

Состоит в Совете директоров Корпорации с 2006 года.



**Демченко
Олег Федорович**

1944 г.р., высшее инженерное и экономическое образование

С 2003 года — Генеральный директор ОАО «ОКБ им. А. С. Яковлева».

С 2005 года — Президент - Председатель Правления Корпорации.

С 2006 года — член Правления ОАО «ОАК».

Состоит в Совете директоров Корпорации с 2003 года. В 2004–2005 годах являлся его Председателем.



**Ковальков
Владимир Васильевич**

1952 г.р., высшее инженерное образование.

2002–2008 годы — Генеральный директор Иркутского авиационного завода, Старший вице-президент Корпорации.

С января 2008 года — Вице-президент по производству и кооперации Корпорации.

Состоит в Совете директоров Корпорации с 2005 года.



**Лямцев
Евгений Владимирович**

1970 г.р., высшее финансово-экономическое образование.

2002–2007 годы — начальник Управления фондовых операций ОАО КБ «РусьРегионБанк».

С 2007 года — Вице-президент ООО «Управляющая Компания Росбанка».

Состоит в Совете директоров Корпорации с 2006 года.



**Петров
Максим Валерьевич**

1976 г.р., высшее юридическое образование.

2003–2005 годы — руководитель Департамента корпоративного управления Корпорации.

2005–2007 годы — директор по правовым вопросам НП «Объединенный авиастроительный консорциум».

С 2007 года — директор по правовым вопросам ОАО «ОАК».

Вошел в Совет директоров в июне 2007 года.



**Погосян
Михаил Асланович**

1956 г.р., высшее инженерное образование.

1999–2007 годы — Генеральный директор ОАО «ОКБ Сухого».

С 2003 года — Генеральный директор ОАО «Компания «Сухой».

С 2006 года — член Правления ОАО «ОАК».

С 2007 года — Первый вице-президент ОАО «ОАК».

Состоит в Совете директоров Корпорации с 2004 года.



**Цивилев
Сергей Викторович**

1961 г.р., высшее инженерное и бизнес-образование.

2001–2004 годы — Вице-президент, Старший вице-президент Корпорации.

С 2004 года — Первый заместитель генерального директора ОАО «РСК «МиГ».

В Совет директоров входил в 2003–2004 годах и состоит с 2005 года.



**Чемезов
Сергей Викторович**

1952 г.р., высшее экономическое образование.

2004–2007 годы — Генеральный директор ФГУП «Рособоронэкспорт».

С 2007 года — Генеральный директор ГК «Ростехнологии».

Состоит в Совете директоров с 2004 года.



**Полетаев
Максим Валерьевич**

1971 г.р., высшее финансово-экономическое образование.

С 2002 года — Председатель Правления Байкальского банка Сбербанка России.

Входил в состав Совета директоров с 2004 года по июнь 2007 года.



**Прутковский
Василий Борисович**

1955 г.р., высшее инженерное и бизнес-образование

2004–2005 годы — Заместитель руководителя службы по корпоративной экономике Корпорации.

2005–2007 годы — Вице-президент НП «Объединенный авиастроительный консорциум».

С 2007 года — Директор Департамента корпоративного управления, член Правления ОАО «ОАК».

Входил в состав Совета директоров с 2006 года по июнь 2007 года.

Полетаев М. В. и Прутковский В. Б. были членами Совета директоров до 25 июня 2007 года.

Исполнительные органы управления Корпорации

Правление в качестве коллегиального исполнительного органа и его Председатель, Президент ОАО «Корпорация «Иркут», в качестве единоличного исполнительного органа осуществляют руководство текущей деятельностью Корпорации. Исполнительные органы подотчетны Общему собранию акционеров и Совету директоров. Области компетенций Правления и Президента определены Уставом и утвержденными в 2004 году Положением о Правлении и Положением о Президенте ОАО «Корпорация «Иркут». Члены Правления назначаются Советом директоров сроком на три года. В октябре 2007 года определен новый состав Правления Корпорации.

Демченко Олег Федорович	Президент — Председатель Правления. Член Совета директоров Корпорации.
Чириков Владимир Львович	Заместитель Председателя Правления. 1952 г.р., высшее инженерно-экономическое образование. С 2004 года — Вице-президент по корпоративной экономике.
Белов Анатолий Георгиевич	1952 г.р., высшее инженерное образование. С 2003 года — Вице-президент по проекту Су-30МК. С декабря 2007 года — Генеральный директор ОАО «РСК «МиГ». Член Правления с октября 2007 года.
Вепрев Александр Алексеевич	1951 г.р., высшее инженерное образование. 1997–2007 годы — Технический директор Иркутского авиационного завода. С января 2008 года — Генеральный директор Иркутского авиационного завода.
Долженков Николай Николаевич	1956 г.р., высшее инженерное образование. С 2004 года — Вице-президент – директор Дирекции проекта МТС. С 2003 года — Первый заместитель Генерального директора — Технический директор ОАО «ОКБ им. А. С. Яковлева».
Елисеев Дмитрий Анатольевич	1969 г.р., высшее инженерное образование. С 2003 года — Вице-президент по корпоративным финансам.
Кобзев Виктор Анатольевич	1949 г.р., высшее инженерное образование. С 2003 года — Генеральный директор ОАО «ТАНТК им. Г. М. Бериева».
Ковальков Владимир Васильевич	Член Совета директоров Корпорации.
Медведев Александр Алексеевич	1952 г.р., высшее инженерное образование. 2005–2006 годы — заведующий кафедрой «МАТИ»-Российского государственного технологического университета им. К. Э. Циолковского. С 2006 года — Старший вице-президент по проектам АТ. Член Правления с октября 2007 года.

Саутов Владимир Нилович	1954 г.р., высшее гуманитарное образование. 2002–2004 годы — Вице-президент по внешним связям. С 2005 года — Вице-президент по маркетингу и внешним связям.
Смехов Сергей Константинович	1965 г.р., высшее экономическое образование. С 2004 года — Главный бухгалтер.

До октября 2007 года в состав Правления входили Безверхний В. Б. и Василенко С. И.

Безверхний Валерий Борисович	Член Совета директоров Корпорации.
Василенко Сергей Иванович	1956 г.р., высшее инженерное образование. С 1997 года — Директор производства Иркутского авиационного завода.

На заседания Правления приглашаются руководители проектов и подразделений Корпорации. Все вице-президенты постоянно принимают участие в работе Правления. В 2007 году проведено пять заседаний, в ходе которых рассматривались вопросы финансово-экономического состояния Корпорации на текущий и перспективный периоды, уточнялись и принимались организационные меры по обеспечению производственными, финансовыми и материальными ресурсами подразделений Корпорации. Приняты План производства Иркутского авиационного завода, План маркетинга, План мероприятий по связям с общественностью и по работе с инвесторами на 2007 год. Проанализирована и принята Инвестиционная программа развития производственных мощностей Иркутского авиационного завода на 2007–2009 годы, утверждена Товарная программа на 2008–2010 годы. Впервые в начале 2007 года на заседании Правления рассмотрен не только общий план работы Корпорации, но и планы работ всех ее дирекций и служб, которые в свою очередь в течение года предоставляли Правлению отчеты по их исполнению.

Организационная структура Корпорации

Отражением развития системы управления ОАО «Корпорация «Иркут» в 2007 году стало утверждение и введение в действие новой организационной структуры, в наибольшей степени соответствующей широкому кругу задач, стоящих перед Корпорацией. В самом общем виде организационная структура Корпорации может быть представлена в разрезе трех функциональных направлений: продажи, маркетинг и стратегия; производство и НИОКР. Отдельные производственные, исследовательские и коммерческие проекты реализуются Корпорацией через дочерние и зависимые компании. За разработку и реализацию стратегии Корпорации, координацию логистических потоков, продвижение Корпорации на внешних рынках, обеспечение финансирования, бюджетное управление, осуществление программ организационного развития и внедрения современных технологий управления отвечает Корпоративный центр, расположенный в Москве. Сопровождение процессов маркетинга, сбыта и технической поддержки самолета-амфибии Бе-200 осуществляют ЗАО «БЕТА ИР» (доля участия Корпорации в уставном капитале — 73,4%) и «ЕАДС Иркут Сиаплейн С.А.С.» (70%). Производственные мощности сосредоточены на двух промышленных площадках — в филиале Корпорации — Иркутском авиационном заводе и ОАО «ТАНТК им. Г. М. Бериева» (54,2%). Накопленный в течение многих десятилетий технологический и конструкторский опыт производственных предприятий остается одним из главных их преимуществ и в настоящее время. Заводы способны выполнять все виды работ по созданию авиационной техники от проектирования оснастки, подготовки производства и изготовления самолета до послепродажного обслуживания. Предприятия оснащены современным оборудованием с широким применением сквозных CAD/CAM-технологий, включающих множество оригинальных разработок.

Основные свои научно-исследовательские работы Корпорация осуществляет в трех центрах: ОАО «ОКБ им. А. С. Яковлева» (75,46%), Иркутский авиастроительный завод и ОАО «ТАНТК им. Г. М. Бериева». Каждый из них является гордостью Корпорации, обладает уникальной инженерной школой и несет в себе многолетние традиции разработки высококлассной гражданской, военной, транспортной, морской и учебной авиационной техники. Конструкторские бюро активно взаимодействуют с соответствующими дирекциями, осуществляющими весь цикл работ по разработке и выводу на рынок новых продуктов.

Организационная структура Корпорации содержит пять основных и два вспомогательных блока, совокупность обособленных и целый ряд обеспечивающих подразделений.

Работа отдельных блоков управления курируется на уровне Вице-президентов Корпорации.

Блок маркетинга и внешнеэкономической деятельности объединяет бизнес-процессы, направленные на позиционирование продукции на рынке, предконтрактную работу и рекламно-выставочную деятельность. Подразделения блока отвечают за продвижение основных продуктов Корпорации и строят свою деятельность на основе концепции регионального маркетинга.

Блок управления программами обеспечивает сквозное управление жизненным циклом разработок, производства, поставок и послепродажного обслуживания основных продуктовых линий Корпорации. Подразделения блока структурированы по проектному принципу в соответствии с имеющимся продуктовым портфелем — боевые самолеты на платформе Су-27/30, самолеты семейства Бе-200, учебно-тренировочный самолет Як-130, беспилотные летательные аппараты и интегрированная логистическая поддержка. В 2007 году были созданы две дополнительные структуры для управления новыми для Корпорации проектами: Дирекция программы МС-21 и Дирекция программ международной промышленной кооперации.

Блок корпоративной экономики отвечает за процессы комплексного планирования и бюджетирования деятельности Корпорации, ее отдельных программ и проектов. Подразделения блока выделены по функциональному признаку и осуществляют экономическое планирование и управление издержками, бюджетное управление, развитие информационных систем и совершенствование управления в Корпорации.

Блок корпоративных финансов консолидирует основные функции управления финансовыми ресурсами Корпорации, в том числе казначейское исполнение бюджета, привлечение долгосрочного финансирования, управление ликвидностью и планирование финансовых потоков, а также отношения с инвесторами и налоговое планирование.

В 2007 году принято решение о создании отдельного блока управления производством и кооперационными связями, призванного обеспечить комплексное производственное планирование и развитие широкой кооперации на взаимовыгодных условиях для всех ее участников, а также совершенствование системы менеджмента качества Корпорации.


ПРЕЗИДЕНТ
ПРАВЛЕНИЕ
КОРПОРАТИВНЫЙ СЕКРЕТАРИАТ
МАРКЕТИНГ И ВНЕШНЕЭКОНОМИЧЕСКАЯ ДЕЯТЕЛЬНОСТЬ
Департамент внешних связей
Департамент регионального маркетинга
Департамент предконтрактной работы
Вспомогательные подразделения
КОРПОРАТИВНЫЕ ФИНАНСЫ
Департамент по организации финансирования
Департамент прогнозирования и анализа финансовой отчетности
Казначейство
Другие подразделения
КОРПОРАТИВНАЯ ЭКОНОМИКА
Департамент экономического планирования и контроля
Департамент корпоративного менеджмента
Департамент бюджетного управления
Департамент информационных технологий
Департамент по работе с поставщиками
Другие подразделения
ПОДРАЗДЕЛЕНИЯ ОБЩЕГО УПРАВЛЕНИЯ
Служба аппарата президента
Юридический департамент
Бухгалтерия
Другие подразделения
ОБЩЕЕ ОБЕСПЕЧЕНИЕ
Департамент управления персоналом
Подразделения материально-технического и инженерного обеспечения
ОБЕСПЕЧЕНИЕ БЕЗОПАСНОСТИ
Служба по безопасности и режиму
ОБОСОБЛЕННЫЕ ПОДРАЗДЕЛЕНИЯ
«Иркутский авиационный завод» – Филиал ОАО «Корпорация Иркут»
Представительство в городе Таганроге
УПРВЛЕНИЕ ПРОИЗВОДСТВОМ И КООПЕРАЦИОННЫМИ СВЯЗЯМИ
Сектор комплексного производственного планирования и мониторинга
Представитель руководства по СМК АТ
УПРАВЛЕНИЕ ПРОГРАММАМИ
Дирекция проекта Як-130
Служба проекта Су-30МК
Дирекция проекта МС-21
Дирекция программ развития беспилотных систем
Дирекция проекта Бе-200
Дирекция международной промышленной кооперации
Дирекция интегрированной логистической поддержки



Двухместный учебно-боевой самолет отличается превосходной маневренностью и современным комплексом бортового радиоэлектронного оборудования, высокой надежностью и длительным ресурсом. Предназначен для основного и повышенного этапов подготовки летчиков фронтовой авиации.

Як-130

Развитие авиастроительной отрасли России

5.1. Отраслевые тенденции

Текущее состояние внешней среды, в которой работает Корпорация, оценивается как положительное. Позитивные тенденции мировой и внутренней конъюнктуры отражаются в темпах роста объемов производства авиастроительной отрасли. В 2007 году объемы производства в реальном исчислении выросли на 16,6%, при этом в гражданском секторе — на 10,2%, в военном — на 19,7%. Эти показатели стали лучшими с 1991 года.

Загрузка мощностей основных предприятий отрасли обеспечена на ближайшие три-четыре года. Данный временной задел позволяет сконцентрироваться на решении задач продуктовой и региональной диверсификации, организации новых серийных производств, сокращении технологического отставания.

Основным центром роста отрасли остается оборонный сектор, производящий до 85% в общем объеме продукции. Гражданский сектор практически отсутствует в товарной структуре экспорта авиатехники. В настоящее время в отрасли идет подготовка к выходу на рынок новых конкурентоспособных гражданских самолетов,

Структура ОАО «ОАК»


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «ОБЪЕДИНЕННАЯ АВИАСТРОИТЕЛЬНАЯ КОРПОРАЦИЯ»
ОАО «Компания «Сухой»
ОАО «Корпорация «Иркут»
ОАО «МАК «Ильюшин»
ОАО «Туполев»
ОАО «НАПО им. В. П. Чкалова»
ОАО «КнААПО »
ОАО «ОКБ Сухого»
ЗАО «ГСС»
ОАО «ОКБ им. А.С. Яковлева»
ОАО «ТАНТК им. Г.М. Бериева»
ОАО «ИЛ»
ОАО «ВАСО»
ЗАО «Авиастар-СП»
ОАО «НАЗ «Сокол»
ОАО «ТАВИА»
В/О Авиаэкспорт
ОАО «Финанс-Лизинг»
ОАО «ИФК»

Динамика объема производства ВПК и авиастроения


130
120
110
100
90
80
2004
2005
2006
2007
Военно-промышленный комплекс, %
Авиационная промышленность, %

Факторы роста военно-промышленного комплекса


10
8
6
4
2
0
350
300
250
200
150
100
2004
2005
2006
2007
Гособоронзаказ, млрд рублей (правая шкала)
Экспорт вооружения и военной техники, млрд долларов США
Экспорт авиационной техники, млрд долларов США

в частности, должны начаться продажи машины Sukhoi Superjet 100, которая в начале 2008 года совершила первые испытательные полеты. Однако в целом можно говорить о том, что в ближайшее время продукция военного назначения сохранит лидирующие позиции в отрасли по объему производству. [redacted] Военно-промышленный комплекс, существенную долю в котором занимают именно авиастроительные предприятия (соответствующие доли в общем объеме производства и экспорте продукции составляют 20 и 60%), выйдя из затяжного периода стагнации, последние годы демонстрирует устойчивый рост. С 2004 по 2007 год среднегодовой прирост объемов производства составил 10,5%. [redacted] Основные факторы столь яркой динамики лежат как вовне, так и внутри страны. Ежегодно отраслевой экспорт прибавлял в среднем по полмиллиарда долларов США, вырос с 3,68 млрд в 2000 году до 7,5 млрд долларов США в 2007 году. При этом только за последний год прирост составил 1 млрд долларов США. Вместе с этим росли не имевшими ранее место темпами и государственные закупки. Если в 2004 году оборонный заказ равнялся 148 млрд рублей, то в 2007 году он удвоился и составил уже 302,7 млрд рублей. [redacted] Ожидается сохранение подобной тенденции и в ближайшем будущем. Оптимистический прогноз строится на внушительном экспортном портфеле, расширившемся за последние три года в 2,5 раза, а также твердом намерении государства продолжить ассигнацию средств на оборонные нужды страны. Устойчивый экспортный денежный поток позволит в долгосрочной перспективе сохранить благоприятными условия деятельности авиастроительных предприятий. Наряду с этим новые инициативы в отрасли государственно-частного формата будут способствовать расширению географических и товарных границ деятельности предприятий, а в результате и успешной реализации программы развития гражданского авиастроения. [redacted] Реорганизация и новое организационное оформление российской авиастроительной отрасли происходит путем формирования крупнейшей холдинговой структуры российской промышленности — открытого акционерного общества «Объединенная авиастроительная корпорация». Оно было учреждено путем внесения в его уставный капитал пакетов акций авиационных предприятий Российской Федерацией, а также частными инвесторами ОАО «Корпорация «Иркут». После чего в ходе завершившейся в марте 2008 года дополнительной эмиссии акций ОАО «ОАК» ряд дополнительных активов, находящихся в собственности государства, были включены в состав объединенной корпорации. [redacted] В числе приоритетов деятельности руководства объединенной корпорации в 2007 году стали задачи ее корпоративного развития, приняты решения о дальнейшем изменении структуры уставного капитала ОАО «ОАК», привлечении в объединенную корпорацию частных и институциональных инвесторов. Кроме того, достигнуты принципиальные договоренности об интеграции Объединенной авиастроительной корпорации и Ташкентского авиационного производственного объединения им. Чкалова, а также подписан меморандум о взаимопонимании с Государственным авиастроительным концерном «Авиация Украины».

5.2. Роль корпорации «Иркут» в развитии отрасли

[redacted] Прошедший год во многом стал определяющим для авиастроительной отрасли в плане конкретизации направлений ее развития. Профессиональная команда, состоящая из руководителей системообразующих предприятий, сконцентрировала свои действия на определении стратегических установок отрасли, базовых компетенций объединенной корпорации, а также на расстановке приоритетов в решении отраслевых задач. Результатом этой работы стала утвержденная стратегия развития отрасли, изложенная в документах ОАО «ОАК». [redacted] Стратегия закрепляет гражданский, военный и транспортный сегменты авиастроения в качестве точек приложения объединенных ресурсов. В совокупности эти сегменты должны увеличить выручку отраслевых предприятий с текущих 4 млрд до 12–14 млрд долларов США в годовом исчислении к 2015 году и 20–25 млрд долларов США к 2025 году. [redacted] Организация производства гражданских самолетов признана одним из важнейших направлений деятельности. Данный сегмент должен приносить половину запланированной выручки к 2025 году. Учитывая фактор «низкой базы», с которого приходится начинать серийный выпуск гражданских самолетов, выполнить эту задачу планируется за счет интенсивного наращивания производства. Среднегодовой рост объемов выпуска в данном сегменте в период с 2008 по 2025 год запланирован на уровне 22–25%. [redacted] Не менее амбициозные задачи ставятся перед производителями военной авиационной техники, в частности, сохранение и развитие экспортного потенциала. Их доля на мировом рынке военной авиации должна достичь 15% ежегодных продаж. Доля выручки от поставок военной авиатехники в общем объеме выручки предприятий отрасли к 2025 году составит 30–40%. [redacted] Таким образом, будет установлен паритет между гражданским и военным самолетостроением. Транспортная авиация с ее военным и гражданским сегментами добавит 10–20% к общему объему выручки. [redacted] Реализация стратегии предполагает концентрацию ресурсов на приоритетных проектах стратегического значения. В мае 2008 года вице-премьер Сергей Иванов в качестве одного из важных итогов 2007 года отметил определение модельного ряда самолетов на ближайшее десятилетие: «Сделано это было с учетом реальных возможностей российских конструкторских бюро и заводов, а самое главное, с учетом потребностей гражданских авиакомпаний, то есть потребностей рынка, причем не только внутреннего, но и мирового». [redacted] Заявленный продуктовый ряд призван обеспечить потребности российских Вооруженных сил в современной авиационной технике. В части гражданского самолетостроения на внутренний и мировой рынки будет постепенно выведена линейка региональных, ближне-, средне- и дальнемагистральных самолетов. [redacted] Таким образом, в области гражданской авиации приоритеты получают проекты модернизации и налаживания серийного выпуска самолетов семейств Ил-96, Ту-204/214, Ил-114, Ту-334, Ан-148 и Бе-200. Реализация последнего проекта закреплена за ОАО «Корпорация «Иркут». [redacted] Гарантирована поддержка перспективным проектам самолетов семейств МС-21, SSJ, Ту-204СМ, а также широкофюзеляжному ближнесреднемагистральному самолету. Перспективным проектом глобального позиционирования признан самолет МС-21, разрабатываемый корпорацией «Иркут». Данный самолет должен воплотить в себе лучший отечественный и мировой опыт самолетостроения и выйти в самые массовые сегменты мирового рынка. [redacted] Корпорация «Иркут» примет непосредственное участие в реализации стратегии развития отрасли в области производства и поставок и военной авиационной техники. В сегменте фронтовой авиации предусматривается производство и поставка на экспорт многофункциональных самолетов семейства Су-27/30. Корпорация останется основным исполнителем по данному проекту, а также по проекту производства учебно-боевого самолета Як-130.

[redacted] Реализация анонсированных планов потребует выполнения целого комплекса задач по развитию ресурсной базы предприятий отрасли и рыночному позиционированию в каждом из заявленных сегментов:

- продвижение продукции российского авиастроения на внешних рынках;
- концентрация материально-технических, финансовых и интеллектуальных ресурсов в целях формирования ключевых научно-технических заделов;
- опережающий рост инвестиций в новые программы технологического перевооружения;
- координация работы конструкторских бюро и заводов;
- развитие кооперационных связей и создание международных альянсов;
- разработка единой кадровой политики, мотивационных программ и программ непрерывного обучения, финансирование системы подготовки кадров в профильных учебных заведениях.

[redacted] Анализ заявленных задач, а также первых результатов интеграции убеждает в правильности выбранной ОАО «Корпорация «Иркут» стратегии вхождения в объединенный холдинг. Планы развития корпорации «Иркут» не только находят поддержку со стороны объединенной отрасли, но и во многом дополняют ее стратегические инициативы. Синергизм ситуации создает условия для появления и в дальнейшем долгосрочных и взаимовыгодных программ развития. Существенный экономический эффект корпорация «Иркут» ожидает получить в результате запуска в действие интегрированных логистических систем, проведения единой закупочной политики, финансовой поддержки научно-исследовательских и инвестиционных программ. [redacted] Корпорация «Иркут» уверена, что ее опыт ведения международных проектов окажется востребованным в процессе налаживания взаимодействия с мировыми авиапроизводителями. Корпорация предложит организационный и технологический опыт, полученный в рамках совместных с EADS производственных проектов. Значимым может стать вклад Корпорации в создание в отрасли научно-технологических заделов и разработку критических технологий. Подтверждением данного факта служат текущие разработки в рамках перспективных проектов МС-21, Як-130, беспилотных летательных аппаратов.



Итоги работы Корпорации в 2007 году

6.1. Рыночные позиции Корпорации

Среди российских предприятий, производителей авиационной техники, ОАО «Корпорация «Иркут» занимает позицию флагмана отрасли. Финансовые показатели деятельности, сформированный портфель заказов, а также накопленный инновационный потенциал ставят Корпорацию в позицию игрока, способного задавать траекторию движения всей авиастроительной отрасли: пятая часть промышленного объема выпуска и около 60% экспорта обеспечивается поставками боевых самолетов, произведенных на заводах Корпорации. Портфель заказов на конец 2007 года оценивается в 4,6 млрд долларов США.

Динамика портфеля заказов, млрд долларов США


4,8
4,4
4
3,6
3,2
2004
2005
2006
2007

Экспортная направленность Корпорации заставляет выдерживать самые высокие стандарты, предъявляемые поставщикам высокотехнологичного оборудования в сфере военно-технического сотрудничества. Подтверждением этого факта является рейтинг мировых лидеров ВПК — Jane's Defense Top-100, куда Корпорация входит на протяжении последних пяти лет. Поддержанию в дальнейшем высокого статуса активного участника рынка будут способствовать следующие факторы:

- устойчивая репутация Корпорации, имеющей положительный опыт работы на мировом рынке;
- внушительный портфель заказов и стабильный денежный поток, обеспечивающий инновационное развитие Корпорации;
- современная производственно-технологическая инфраструктура с высоким уровнем экономической эффективности и качества авиатехники;
- динамично развивающееся стратегическое партнерство с EADS.

География распределения портфеля заказов на конец 2007 года, млн долларов США



2770	Индия
1000	Алжир
332	Германия/Франция
119	Малайзия
84	Россия
296	Другие

Портфель коммерческих и перспективных проектов Корпорации


Поставка технологических комплектов для Airbus
Выход на рынок авиалайнера МС-21
Лицензионное производство Су-30МКИ
Окончание НИОКР и запуск в мелкосерийное производство БПЛА
Германия, начало поставки конвертированных самолетов Airbus
Алжир, поставка Як-130
Алжир, поставка Су-30МКИ(А)
Малайзия, поставка Су-30МКМ
Россия, поставка МЧС Бе-200
Индия, поставка Су-30МКИ
2005
2007
2009
2011
2013
2015
2020

Региональная структура портфеля заказов Корпорации


ЕВРОПА
Проекты: Airbus / EADS – Франция, Германия
Перспективы: Бе-200 – Греция, Испания, Португалия, Франция, Турция, Италия, БПЛА – Болгария, Хорватия
СЕВЕРНАЯ АМЕРИКА
Перспективы: Бе-200 – США
РОССИЯ, СТРАНЫ СНГ
Проекты: Бе-200, Як-130
Перспективы: Як-130, БПЛА, автожир
БЛИЖНИЙ ВОСТОК
Перспективы: Як-130, БПЛА – ОАЭ
ЛАТИНСКАЯ АМЕРИКА
Перспективы: Як-130 – Венесуэла
АФРИКА
Проекты: Су-30МКА, Як-130 – Алжир
Перспективы: Бе-200 – Алжир, Египет, БПЛА – Алжир, Судан, Египет
АТР
Проекты: Су-30МК – Индия, Малайзия
Перспективы: Як-130 – Индонезия, Бе-200 – Австралия, Индонезия, Малайзия, Филиппины, БПЛА – Мьянма, Индонезия, Малайзия, Таиланд, Вьетнам

Проект МС-21

Семейство магистральных самолетов МС-21 — это стратегический проект Корпорации по расширению своего присутствия в гражданском секторе с перспективой позиционирования как на внутреннем, так и на мировом рынке авиационной техники. Самолет предназначен для работы на ближних и средних внутренних и международных авиалиниях. Планируется выпускать три модификации самолета — на 150, 180 и 210 пассажиров. На внутреннем рынке МС-21 заменит Ту-154, а также устаревшие образцы импортной техники. На внешнем же рынке основными покупателями данного самолета ожидаются авиакомпании стран СНГ, Юго-Восточной и Центральной Азии, Восточной и Южной Европы, Ближнего и Среднего Востока. Согласно прогнозам в ближайшие 20 лет потребность мирового рынка в самолетах такого класса составит 10–11 тыс. единиц, российским рынком будет востребовано 10–15% этого объема. Конкурировать МС-21 будет за счет своих экономических и эксплутационных характеристик. Принцип максимально целесообразной унификации планера позволит снизить себестоимость производства и эффективно использовать разные модификации самолета в парке одной авиакомпании. Самолет будут отличать высокая топливная экономичность, минимальные расходы на техобслуживание и поддержание летной годности. При проектировании МС-21 учитываются новые требования по экологии, шуму и комфорту в пассажирском салоне. Предполагается широко использовать новейшие материалы: как перспективные алюминиевые сплавы, так и композиционные материалы. На самолет будут установлены высокоэкономичные двигатели и самое современное бортовое оборудование. Решением ОАО «ОАК» проект по созданию нового гражданского самолета МС-21 вошел в перспективный продуктовый ряд гражданского авиастроения. В августе 2007 года Правление ОАО «ОАК» утвердило концепцию создания нового гражданского самолета, а также одобрило результаты первого этапа работ, проведенных Корпорацией по программе МС-21, и приняло решение о дальнейшем развитии проекта. Разработкой технической части проекта руководит ОКБ им. А. С. Яковлева. Ввод в эксплуатацию планируется начать после 2015 года. На текущий момент времени ведется разработка аванпроекта, который предполагается завершить в июле – августе 2008 года с последующим переходом к стадии эскизного проектирования и демонстрации создаваемого продукта авиакомпаниям. Финансируется проект за счет федерального бюджета и собственных средств Корпорации. Объем ежегодных денежных поступлений от продаж самолета в период с 2017 по 2025 год оценивается от 1,7 до 4,8 млрд долларов США.

Учебно-боевой самолет Як-130

Принципиально новая разработка российских конструкторов ОКБ им. А. С. Яковлева — двухместный учебно-боевой самолет Як-130 предназначен для основного и повышенного этапов подготовки летчиков фронтовой авиации. Этот самолет отличается превосходной маневренностью и современным комплексом бортового радиоэлектронного оборудования, характерными для новейших боевых самолетов, а также высокой надежностью и длительным ресурсом. Он позволяет летчикам в короткое время осваивать и совершенствовать навыки пилотирования как существующих, так и перспективных российских истребителей, а также самолетов западного производства. Як-130 является одним из основных компонентов учебно-тренировочного комплекса, который включает в себя интегрированную систему объективного контроля, учебные компьютерные классы подготовки летного и технического состава и специализированные тренажеры. Як-130 может также использоваться в качестве легкого боевого самолета. Он способен нести боевую нагрузку весом до трех тонн. Як-130 является одним из наиболее перспективных российских авиационных проектов как с точки зрения поставки для нужд Военно-воздушных сил России, так и для экспортных продаж. По основным эксплуатационно-техническим характеристикам, а также соотношению «цена-эффективность» Як-130 значительно превосходит все существующие и перспективные зарубежные аналоги.

В 2002 году Як-130 победил в конкурсе по созданию учебно-боевого самолета для подготовки летчиков фронтовой авиации. В марте 2004 года был осуществлен первый полет, государственные совместные испытания начались полтора года спустя. В ноябре 2007 года получено предварительное заключение ВВС РФ, подтверждающее, что самолет по своим характеристикам в проверенных условиях соответствует требованиям тактико-технического задания. Рекомендован выпуск установочной партии. Контракт с Министерством обороны РФ на изготовление 12 самолетов выполняет Нижегородский авиационный завод «Сокол». В рамках проекта на производственных площадках Корпорации изготавливаются крылья, первая партия которых в ноябре 2007 года отправлена в Нижний Новгород. В 2008 году должен быть проведен второй этап испытаний с базовым вариантом вооружения и выдачей рекомендации по выводу самолета в серию.

На Иркутском авиационном заводе развернута полномасштабная программа по созданию производственных мощностей на выпуск самолетов Як-130. Подготовка производства осуществляется на основе компьютерных методов проектирования. В 2007 году полностью разработаны конструкторско-электронные макеты рабочей документации планера самолета, что позволило в середине года изготовить правую консоль крыла для статических испытаний и начать поставки крыльев на Нижегородский авиационный завод «Сокол». Работы по подготовке производства выполняются за счет собственных средств Корпорации.

Самолет выходит в серийное производство в тот период времени, когда на мировом рынке отмечается повышенный спрос на авиатехнику данного класса. Ситуация объясняется тем, что в процессе интенсивного освоения поставленного вооружения возникает потребность в соответствующем тренажерном и обучающем оборудовании. В то же время парк учебно-тренировочных самолетов во многих странах существенно устарел, и начались программы его обновления.

В настоящее время на вооружении 84 зарубежных стран (не считая США) состоит около четырех тысяч учебно-тренировочных и учебно-боевых самолетов. В России таких машин примерно 700, в США — 650 единиц. До 2015 года произойдет существенное обновление мирового учебного авиационного парка, так как планируется массовое поступление боевых самолетов пятого поколения и поколения 4+. Большая часть учебных машин (около 25%) будет списана вследствие выработки ресурса. Таким образом, к 2020 году рынок этих самолетов составит примерно 2500 машин. Учитывая тот факт, что более конкурентоспособного самолета сегодня нет, успех на рынке ему гарантирован. Анализ показывает, что потенциальная емкость мирового рынка для Як-130 составляет порядка 1200 машин. Корпорация поставила перед собой задачу завоевать 25–40% этого сегмента рынка.

На текущий момент более 60 самолетов включены в государственную программу вооружений на период до 2015 года и будут поставлены по линии Министерства обороны РФ. Большую партию самолетов с информационно-управляющим полем кабин на английском языке закупает Алжир. Поставки планируется начать во втором квартале 2009 года.

Интерес к Як-130 проявлен в странах СНГ, Ближнего Востока, Юго-Восточной Азии и Латинской Америки, где регулярно проводятся презентации самолета с участием в демонстрационных полетах летчиков иностранных партнеров, ведутся предконтрактные переговоры. В общей сложности поступило заявок на более 100 самолетов.

После завершения всех испытаний и выхода в 2010 году на проектную мощность Корпорация планирует ежегодно получать до полумиллиарда долларов США от продажи Як-130.

Проект Су-30МК

В продуктовом ряду ОАО «Корпорация «Иркут» многофункциональный истребитель семейства Су-30МК занимает доминирующее положение. На долю этого проекта, включая самолеты и лицензионные технологические комплекты, приходится 93% всего объема производства. Корпорация является на текущий момент производителем, способным вести серийный выпуск продукции и осуществлять весь цикл работ по производству, эксплуатации и послепродажному обслуживанию самолетов. Все производимые истребители поставляются на экспорт. Три четверти всех Су-30МК, экспортированных Россией в 2007 году, были построены на Иркутском авиационном заводе.

Индия

В марте 2007 года подписан контракт на замену ранее поставленных истребителей Су-30К. В рамках данного контракта Корпорация поставляет 18 истребителей Су-30МКИ. По итогам года контракт исполнен на 89%. Во исполнение долгосрочного (2004–2012 годы) лицензионного контракта в 2007 году компании Hindustan Aeronautics Ltd (HAL) была передана очередная партия технологических комплектов истребителей Су-30МКИ. К этому соглашению, фиксирующему поставку в общей сложности до полутора сотен технологических комплектов, в октябре 2007 года подписан контракт общей стоимостью около 1,5 млрд долларов США на поставку дополнительных комплектов. Подобного рода механизм сотрудничества соответствует современным тенденциям переноса лицензионного производства в страны-импортеры. По мере включения поставляемой техники в состав вооруженных сил актуальными становятся задачи его обслуживания и ремонта на территории заказчика. Деятельность в этом направлении может быть вполне перспективной, соответствующий проект инициирован совместно с индийской стороной. В настоящее время осуществляются работы по организации капитального ремонта самолетов Су-30МКИ на мощностях, на которых освоено их производство.

Алжир

В августе 2007 года начались поставки истребителей Су-30МКИ(А). К концу года поставлена первая партия. Самолеты будут задействованы в обучении пилотов Военно-воздушных сил заказчика. Алжир как географическая точка поставок появился в активе Корпорации в 2006 году, расширив узкую региональную структуру портфеля путем добавления в него контракта на поставку 28 истребителей Су-30МКИ(А). Российские производители занимают прочное положение на алжирском рынке вооружения, и с большой долей уверенности можно предполагать, что позиции этой страны в портфеле заказов Корпорации будут только расширяться в будущем.

Малайзия

В мае состоялась передача первых двух истребителей Су-30МКМ Военно-воздушным силам Малайзии. Всего по итогам года в эту страну направлено 9 единиц техники, сам же малайзийский контракт предусматривает поставку 18 боевых самолетов.

Проект Бе-200

Многоцелевой самолет-амфибия Бе-200 был первым проектом Корпорации по выходу в гражданский сектор самолетостроения. Различные модификации самолета, разработанного ОАО «ТАНТК им. Г. М. Бериева», могут использоваться для тушения пожаров, выполнения поисково-спасательных операций, патрулирования прибрежных зон, экологического мониторинга. Самолет обладает уникальными возможностями взлета и посадки как на суше, так и на воде. В 2007 году Авиационный регистр Межгосударственного авиационного комитета выдал дополнение к сертификату типа на самолет-амфибию Бе-200ЧС, позволяющее использовать самолет для перевозки пассажиров. Это значительно расширяет возможности эксплуатации самолета Бе-200ЧС, в том числе для регулярных пассажирских перевозок. На текущий момент собрано и передано для МЧС России четыре самолета. В ходе первых лет эксплуатации благодаря проявленным отличным летнотехническим характеристикам самолет подтвердил статус лучшего в мире в своем классе и продемонстрировал свою высокую эффективность, участвуя в тушении лесных пожаров на территории стран СНГ, России, Португалии, Италии, Греции и Индонезии. В будущем для эксплуатации самолетов Бе-200 целесообразно создание региональных кооперационных объединений между странами. Первый такой центр МЧС России предложило создать в Западной Европе для борьбы с чрезвычайными ситуациями.

В 2007 году продолжились работы по обеспечению европейской сертификации пожарной версии самолета, которая вступила в свою завершающую стадию и должна быть закончена в 2008 году. С учетом необходимых требований доработан опытный самолет и проведена первая фаза его летных испытаний пилотами Европейского агентства по авиационной безопасности (EASA).

Потенциальная емкость внутреннего рынка для Бе-200 незначительна, порядка 15–18 машин. В то же время согласно данным исследования рыночного потенциала амфибии, проведенного маркетинговой службой Иркутского авиационного завода совместно с компаниями EADS и Rolls-Royce, в ближайшие 20 лет потенциальный спрос на машины Бе-200 может составить более 60 единиц в 25 странах мира в ее различных модификациях. Уже сейчас в разработке находятся контракты на поставку 20 самолетов в ряд стран Западной Европы и Юго-Восточной Азии. Весной 2008 года один самолет по контракту был поставлен в Азербайджан.

Стоимость текущих контрактов составляет 83,8 млн долларов США, заказчиком по ним выступает МЧС России. Прогноз продаж Бе-200 до 2013 года оценивается в 840 млн долларов США, из них 120 млн долларов США составляют заказы российских потребителей.

В связи с существенной загрузкой производственных мощностей на Иркутском авиационном заводе в июле 2007 года принято решение о передаче комплекса работ по проектированию, производству и послепродажному обслуживанию самолета-амфибии Бе-200 в Таганрог на ОАО «ТАНТК им. Г. М. Бериева» и ОАО «ТАВИА».

В 2008 году Иркутский авиационный завод завершит сборку последних двух самолетов. После чего завод сконцентрируется на производстве крыла как самого технологически сложного узла самолета. Кроме этого, за ОАО «Корпорация «Иркут» останутся функции по продвижению Бе-200 на рынок, в частности, сертификацию и сбыт продукции на европейском рынке будет продолжать совместное с европейским концерном EADS предприятие EADS Irkut Seaplane. SAS.

Партнерство с EADS: конвертация пассажирских самолетов A320/A321

Идея данного проекта заключается в организации в Германии и России двух производственных центров по переоборудованию пассажирских самолетов Airbus в их грузовые модификации. Потенциальными заказчиками являются российские и зарубежные авиакомпании, занимающиеся грузоперевозками. В ходе переделки пассажирский салон демонтируют, устанавливают усиленные полы и погрузочно-разгрузочное оборудование, в фюзеляже прорезают большой грузовой люк.

В рамках данного проекта ОАО «Корпорация «Иркут» займется:

- выполнением научно-исследовательских и опытно-конструкторских работ;
- созданием российского производственного центра;
- последующим управлением и ведением работ по конвертации самолетов на территории России;
- производством и организацией дальнейшей поставки в оба центра комплектов для переоборудования.

Управление аналогичным центром, расположенным в Дрездене, осуществляется компанией Elbe Flugzeugwerke GmbH (EFW GmbH), подразделением Airbus, специализирующимся на разработке и производстве транспортных самолетов.

Начало данному сотрудничеству было положено в 2006 году, а выход первой конвертированной машины ожидается в мае 2012 года. Таким образом, проект находится в своей срединной фазе. На текущий момент совместно с партнерами по проекту (Airbus S.A.S., EFW GmbH) разработан бизнес-план проекта, определены графики проектных работ и подготовки производства комплектов для переоборудования. Началась подготовка производственных площадок для конвертации самолетов на территории России, проводятся совместные инженерные работы, определяется круг поставщиков и подрядчиков. Ведутся переговоры с немецкими банками по финансированию проекта под гарантии правительства Германии. В апреле 2007 года в Дрездене зарегистрировано совместное предприятие Airbus Freighter Conversion GmbH, учредителем которого стала компания EFW GmbH. Остальные партнеры — Объединенная авиастроительная корпорация (25%), корпорация «Иркут» (25%) и Airbus S.A.S. (18%) взяли обязательства о выкупе своих долей в июле 2008 года. Именно от лица данного совместного предприятия и будет вестись деятельность по конвертации и продаже лайнеров. В планах проекта предполагается выполнение целого комплекса работ по подготовке и сертификации производства, разработке технической документации, обучению персонала. Общий объем инвестиций в данный проект составит 200 млн долларов США. Первый комплект для переоборудования российская сторона должна поставить в Дрезден в конце 2010 года с последующим выходом на серийное производство до 40 комплектов в год. Конвертировать первый самолет в российском центре планируется в 2012 году, после чего будет налажена серийная конвертация до 25 самолетов в год. Общее же количество самолетов, которое предполагается модифицировать в грузовую версию в рамках данного проекта в период с 2010 по 2025 год, должно составить порядка 400 единиц. Выручка по проекту планируется на уровне 80 млн долларов США в год.

Партнерство с EADS: производство компонентов

Рамочное соглашение о стратегическом сотрудничестве между двумя компаниями появилось в 2004 году, а уже в январе 2007 года ОАО «Корпорация «Иркут» приступило к серийному производству комплектующих изделий для аэробусов А-320 концерна Airbus. Первыми изделиями, произведенным на Иркутском авиационном заводе, стали ниши носовой стойки шасси, которые были поставлены компании Airbus в октябре 2007 года. За прошедший с момента подписания договора период Корпорацией выполнен огромный объем работ по подготовке производства:

- предварительный аудит системы менеджмента качества в соответствии с требованиями международных стандартов EN 9100;
- реконструкция производственных участков на Иркутском авиационном заводе, в том числе запущена линия анодирования, гальванической обработки и покраски деталей;
- унификация нормативной документации;
- аттестация производственных процессов по требованиям Airbus;
- выбор поставщиков и подрядчиков;
- обучение персонала, проведение стажировки персонала в Германии и Франции.

Общий объем производства комплектующих для европейского самолетостроительного концерна, на которое может рассчитывать российская сторона, оценивается в 1,985 млрд долларов США до 2015 года. Предполагается, что в ближайшие годы корпорация «Иркут» сможет довести годовой товарооборот до суммы 100 млн долларов США. В целом же сотрудничество с EADS имеет огромные для ОАО «Корпорация «Иркут» стратегические преимущества. Кроме экономических выгод Корпорация получает статус первого российского поставщика крупнейшего авиапроизводителя в мире. Данный статус подтверждает значительный организационный и технологический опыт Корпорации, обеспечивает доступ к лучшим моделям управления производственными процессами и организации системы качества.

Беспилотные летательные аппараты

Разрабатываемые Корпорацией беспилотные авиационные комплексы (БАК) представляют собой универсальный ряд летательных аппаратов, бортовых средств наблюдения, а также наземных средств управления, приема и обработки данных. Каждый авиационный комплекс может обеспечить эффективную информационную поддержку при ликвидации чрезвычайных ситуаций в правоохранительной, природоохранной и хозяйственной деятельности, а также может быть применен в совместных операциях с наземными средствами и пилотируемой техникой.

Ряд проектов в рамках данного направления выполняются в кооперации с иностранными партнерами из Германии, Италии, Израиля.

В 2007 году совместно с дочерними предприятиями ОАО «Газпром» корпорация «Иркут» осуществила успешные работы по практической диагностике участков магистральных трубопроводов с целью обеспечения их технологической безопасности и охраны. При этом были задействованы:

- малоразмерный переносной беспилотный летательный аппарат «Иркут-2М»;
- опционально пилотируемый комплекс дистанционного зондирования «Иркут-850».

По заданию МЧС России разработан, испытан и сдан в эксплуатацию в 2007 году воздушный комплекс наблюдения на базе привязного аэростата «Иркут-1А», предназначенный для наблюдения за зоной чрезвычайной ситуации, в том числе ночью и в условиях плохой видимости. Получен контракт на поставку в 2008 году еще четырех таких комплексов.

Совместно с ОАО «ГАЗКОМ» специалистами Корпорации в рамках Международного форума и выставки UVS-TECH 2007 представлена Интегрированная информационная система, обеспечивающая сбор, распределение, обработку и хранение информации о состоянии объектов промышленной инфраструктуры — трубопроводов, насосных и распределительных подстанций, перерабатывающих заводов. Помимо авиационных комплексов дистанционного зондирования система включает в себя спутниковые системы, наземные средства и пункты сбора, передачи, приема, обработки и хранения информации.

Приоритетом в области создания, производства и эксплуатации на ближайшую перспективу в данном направлении будет:

- завершение опытно-конструкторских работ по комплексу на основе аппарата «Иркут-10» и освоение его серийного производства;
- постройка опытного образца и проведение летных испытаний аппарата «Иркут-200».

В конце 2007 года Президентом Корпорации принято решение об организации дочернего производственного предприятия в рамках программы развития беспилотных систем.

Автожир А-002М

Легкий летательный аппарат, сочетающий в себе свойства вертолета и самолета, автожир А-002М является самостоятельной разработкой конструкторского бюро легкой авиации Иркутского авиационного завода. Координационные работы по автожиру ведутся Дирекцией по развитию беспилотных систем Корпорации. А-002М может использоваться в поисково-спасательных работах, при оказании срочной медицинской и технической помощи, патрулировании автодорог, трубопроводов, линий электропередач.

В рамках проекта к настоящему времени получены сертификат разработчика и лицензия на проектирование данного рода авиационной техники. Полностью сформирована необходимая для этого научно-техническая база. Построен и испытан опытный образец аппарата, который в феврале и октябре 2007 года с тепловизионной аппаратурой на борту выполнял тестовые полеты по аэроинспекционному контролю линий электропередач «Иркутскэнерго». Производством изготовлена опытная партия из пяти машин. Ведется подготовка к серийному производству.

Ведется плановая работа по сертификации автожира. Успешно завершены летно-конструкторские испытания, осуществляется подготовка к началу сертификационных заводских испытаний, которые должны начаться в декабре 2008 года. На сентябрь намечено выполнение двумя автожирами промышленного мониторинга объектов топливно-энергетического комплекса в городе Нефтеюганск. Получение сертификата типа по Авиационным правилам АП-27 запланировано на конец 2009 года.

6.2. Финансовая политика

Основное внимание руководства Корпорации в области финансовой политики в 2007 году было сосредоточено на мероприятиях по привлечению заемных средств и обслуживанию долга. В отличие от предыдущих лет, 2007 год сопровождался осложнением ситуации на мировых финансовых рынках, что характеризовалось ростом процентных ставок и сокращением объемов заимствований. Изменения в мире затронули и российский финансовый рынок. В данных условиях взвешенная стратегия управления долгом, а также ряд оперативно предпринятых руководством Корпорации мер позволили минимизировать последствия негативных тенденций.

В течение года Корпорация привлекла внешних кредитов и займов на сумму более одного миллиарда долларов США. На погашение долговых обязательств направлено порядка 800 млн долларов США, при этом, затраты на обслуживание долга и уплату процентов составили 84,4 млн долларов США. Чистый долг Корпорации на конец 2007 года оказался равен 630,9 млн долларов США.

Значительные остатки денежных средств на счетах на конец 2007 года объясняются не только цикличностью поступления выручки, но и в первую очередь тактикой управления долгом в условиях кризиса ликвидности на мировых финансовых рынках.

Присутствие Корпорации на долговом рынке объясняется необходимостью поддержания ликвидности, рефинасирования текущего портфеля, реализации программ технического перевооружения и НИОКР. На протяжении последних лет Корпорация сохраняет кредитную историю положительной и успешно следует долгосрочной стратегии внешних заимствований, которая основывается на семи основных положениях.

Чистый долг, млн долларов США


750
500
250
0
2004
2005
2006
2007

Структура долга Корпорации на конец 2007 года, %



■	73	Банковские кредиты и займы
	13	Кредитные ноты
■	14	Облигационные займы

1. Сохранение структуры долгового финансирования, базирующейся на принципах проектного финансирования и состоящей из нескольких уровней:

- основной проектный банк, кредиты которого составляют наибольшую долю;
- второй уровень (мезонин) состоит из нескольких банков, предоставляющих кредитные ресурсы в меньшем размере, чем основной проектный банк;
- инструменты рынка ценных бумаг (облигации, CLN и т. д.).

2. Повышение гибкости инструментов привлечения заемных средств. Сохранение практики открытия кредитных линий с гибким графиком выборки и возможностью досрочного погашения.

3. Диверсификация инструментов заимствований и продвижение Корпорации на зарубежные рынки капитала. [redacted] Кредитная история Корпорации насчитывает более 10 лет, в течение которых сформирован круг основных стратегических партнеров, были использованы различные финансовые инструменты. В региональном аспекте кредитный портфель представлен займами российских, европейских и сингапурского банков. В структуре заимствований основную долю занимают банковские кредиты и займы. Главным партнером Корпорации выступает Сбербанк России, на долю которого приходится 47,3% всех привлеченных кредитных средств.

Динамика параметров кредитного портфеля


40
30
20
10
0
10,0
7,5
5,5
2,5
0,0
2004
2005
2006
2007
Средневзвешенный срок до погашения, месяц
Средневзвешенная ставка, % (правая шкала)
Ставка Libor 3 месяца, % (правая шкала)

4. Оптимизация структуры кредитного портфеля и сокращение затрат на привлечение и обслуживание долга. [redacted] Положительная кредитная история и имидж надежного заемщика привели к повышению инвестиционного интереса к Корпорации и, как следствие, снижению стоимости привлекаемого капитала. Следует отметить, что процесс поступательного снижения кредитных ставок происходит на фоне общего повышения стоимости заимствований на финансовом рынке. [redacted] В 2007 году Корпорация сохранила практически на прежнем уровне средневзвешенный срок заимствований благодаря открытым кредитным линиям в Сбербанке России. Еще одним положительным изменением в структуре кредитного портфеля в прошлом году стало увеличение доли заимствования в долларах США, основной валюте международных расчетов Корпорации. Доля подобных заимствований достигла 80% от общего объема кредитного портфеля, годом ранее данный показатель составлял 75,6%.

5. Поддержание текущей ликвидности. [redacted] Расширение действующих кредитных линий происходит как за счет российских, так и иностранных банков:

- Сбербанк России, сроком до 2012 года, лимит 260 млн долларов США;
- Сбербанк России, сроком до 2010 года, лимит 240 млн долларов США;
- ОАО «Банк «ВТБ», сроком до 2008 года, лимит 100 млн долларов США;
- Другие первоклассные банки, в том числе европейские.

6. Совершенствование технологий кредитования. [redacted] Корпорация стремится не ограничиваться использованием традиционных долговых инструментов и включает в свою финансовую практику альтернативные подходы:

- использование аккредитивных схем расчетов с иностранными контрагентами;
- реализация части инвестиционных программ с использованием лизинговых технологий;
- участие в программе по возмещению из федерального бюджета части затрат на уплату процентов по кредитам, полученным в рамках реализации продукции, поставляемой на экспорт. В 2007 году Корпорации из федерального бюджета возмещено 25,1 млн долларов США, что составляет 30% всех расходов по обслуживанию долга;
- подготовка к участию в программе по возмещению из федерального бюджета части затрат на уплату процентов по кредитам, полученным на техническое перевооружение и одобренным ОАО «ОАК».

7. Повышение кредитного рейтинга. [redacted] Одними из основных преимуществ Корпорации, признаваемых экспертами финансового рынка, являются большая, по сравнению с другим предприятиями машиностроительного сектора, степень ее информационной прозрачности, высокий профессионализм управленческой команды, а также стабильный денежный поток, который способен покрыть во времени все имеющиеся финансовые обязательства. Действие данных факторов положительно сказывается на восприятии Корпорации в финансовом сообществе как качественного заемщика средств. [redacted] В марте 2007 года рейтинговое агентство Moody's Investors Service повысило корпоративный рейтинг Корпорации с уровня B1 до Ba1. Рейтинг был пересмотрен в связи с внесением 38,22% акций Корпорации в уставный капитал ОАО «ОАК», основным акционером которого является российское государство. Расчет произведен в соответствии с методологией, предусмотренной для эмитента, находящегося в государственной собственности. Одновременно с этим Moody's Interfax Rating Agency подтвердило Корпорации рейтинг по национальной шкале на уровне Aa1.ru. Прогноз по рейтингам — «стабильный». [redacted] Поступательное повышение кредитного рейтинга Корпорации находит положительное отражение в структуре кредитного портфеля, позволяет укрепить позиции на международном рынке капитала, диверсифицировать источники финансирования и в конечном итоге снизить стоимость самих заимствований.

Рыночные долговые инструменты Корпорации

1. Третий выпуск неконвертируемых процентных документарных рублевых облигаций на предъявителя серии А03. [redacted] Данные бумаги были призваны рефинансировать накопленный долг Корпорации и минимизировать процентные доходы по нему. Если в ходе предыдущих выпусков ставка купона равнялась 16%, то текущий заем обходится Корпорации в 8,74% годовых.

Основные параметры облигационного займа:

- дата размещения: 22 сентября 2005 года;
- дата погашения: 16 сентября 2010 года;
- объем выпуска: 3,25 млрд рублей;
- длительность купонного периода: 182 календарных дня;
- количество купонов: 10;
- процентная ставка: 8,74% годовых.

[redacted] В соответствии с условиями выпуска в марте и сентябре 2007 года Корпорация выплатила два купонных дохода по своим облигациям. Размер каждой выплаты составил 141,6 млн рублей, или 43,58 рубля на каждую облигацию номиналом 1000 рублей. [redacted] В течение 2007 года облигации Корпорации продолжали пользоваться популярностью среди участников долгового рынка. Всплеск спроса на бумаги наблюдался в начале и конце года. Вступление Корпорации в ОАО «ОАК», а также высокие оценки перспектив развития объединенной корпорации расценивались инвесторами как позитивные факторы, что и привело к увеличению объема торгов. Направление движения котировок диктовалось скорее общей ситуацией на рынке, чем финансовыми показателями эмитента.

МС-21

Стратегический проект по расширению присутствия Корпорации в гражданском секторе авиационной техники. Самолет предназначен для работы на ближних и средних внутренних и международных авиалиниях. Планируется выпускать три модификации — на 150, 180 и 210 пассажиров.



Динамика торгов долговыми инструментами Корпорации в 2007 году


750,00
500,00
250,00
0,00
9,00
8,00
7,00
6,00
Январь
Февраль
Март
Апрель
Май
Июнь
Июль
Август
Сентябрь
Октябрь
Ноябрь
Декабрь
Объем торгов А03, млн рублей
Доходность CLN, % (правая шкала)
Доходность А03, % (правая шкала)

2. Кредитные ноты (CLN). [redacted] Выпуск в обращение кредитных нот в апреле 2006 года был осуществлен в рамках мероприятий по реструктуризации кредитного портфеля и удлинению срока обязательств Корпорации. Отличительной особенностью этого выпуска стал объем заявок на покупку бумаг, многократно превысивший их возможное предложение. Привлекательность нотам обеспечило оптимальное соотношение между их доходностью и уровнем риска эмитента. [redacted] Основные параметры кредитных нот (CLN):

- общая сумма выпуска по номиналу: 125 млн долларов США;
- дата выпуска: 4 апреля 2006 года;
- дата погашения: 10 апреля 2009 года;
- цена размещения: 100% от номинала;
- цена погашения: 100% от номинала;
- ставка купона: 8,25% годовых;
- купонный период: 6 месяцев.

[redacted] В апреле и октябре 2007 года в соответствии с условиями выпуска осуществлены процентные выплаты по кредитным нотам. Размер каждой выплаты составил 5,2 млн долларов США. [redacted] Тренд стоимости нот на внебиржевом рынке задается тем же набором факторов, который действует и на биржевой площадке в отношении облигаций Корпорации. Инвестиционные настроения в отношении результатов интеграции отличаются оптимизмом и поддерживают котировки долговых бумаг Корпорации на высоком для рынка уровне.

6.3. Инвестиции и инновации

6.3.1. Капитальные вложения

Выполнение стратегических целей Корпорации по увеличению объемов производства и расширению ее продуктового ряда невозможно без проведения технических мероприятий в части наращивания существующих мощностей и внедрения современных технологий. В этой связи программа технического перевооружения является столь же ключевой частью общего плана развития Корпорации, как и ее продуктово-рыночные стратегии.

В 2007 году начата реализация трехлетней Инвестиционной программы на 2007–2009 годы, разработанная с учетом выполнения задач по развитию мощностей на Иркутском авиационном заводе как главной производственной площадке Корпорации. Общий объем выделяемых по программе средств составляет 300 млн долларов США. Реализация программы позволит:

- обеспечить выполнение товарной программы по заключенным контрактам на период с 2007 по 2013 год;
- увеличить объемы производства авиакомпонентов по программе международной промышленной кооперации;
- подготовить производственные мощности к реализации проектов конвертации А320/А321.

Первоочередной задачей для достижения поставленных целей Корпорации является плановое увеличение производственных мощностей в рамках реализации товарной программы. Объемы производства с 2007 по 2010 год должны увеличиться более чем в полтора раза. Развитие мощностей планируется за счет «расшивки» узких мест в основных технологических переделах, а также расширения межзаводской и международной кооперации.

На мероприятия по увеличению объемов производства, включая «расшивку» узких мест и замену изношенного оборудования, направляется около 60% всего объема средств Инвестиционной программы.

Распределение инвестиционного бюджета Корпорации, млн долларов США


120
100
80
60
40
20
0
2007
2008
2009
Оборудование
Капитальное строительство
Информационные технологии
Социальная сфера

Приоритетными направлениями определены следующие технологические переделы:

- механосборочное производство (фрезерная и токарная обработка деталей из алюминиевых и титановых сплавов на станках с числовым программным управлением). Инвестиционная программа выделяет на обновление и расширение станочного парка, а также на реконструкцию и капитальное строительство в рамках данного технологического передела более 100 млн долларов США.
- заготовительно-штамповочное производство (формообразование деталей эластичной средой). Инвестиции в данном направлении составят около 30 млн долларов США.

- агрегатно-сборочное производство. Объем инвестиций в оборудование составит свыше 11 млн долларов США.
- металлургическое производство (термообработка деталей из титановых сплавов, гальванические покрытия для стальных деталей). Общий объем затраченных средств составит свыше 45 млн долларов США.
- цеха подготовки производства (фрезерная обработка деталей, изготовление и заточка режущего инструмента).

Выполнение Инвестиционной программы

В 2007 году на реализацию инвестиционных задач Корпорацией было направлено в общей сложности 115,7 млн долларов США, из них более 80 млн долларов США использовано на техническое переоснащение по следующим направлениям:

- создание нового гальванического цеха, в том числе установка и освоение 10 гальванических и окрасочных линий;
- закупка и установка 30 высокопроизводительных станков и обрабатывающих центров;
- запуск новых участков механообработки и агрегатной сборки;
- закупка и установка 40 испытательных камер и единиц лабораторного оборудования;
- возведение цеха люминесцентного контроля.

Развитие производственных мощностей происходит на основе создания специализированных центров обработки, которые организуются на принципах групповой технологии. В состав таких центров включается оборудование, позволяющее выполнять весь комплекс технологических операций, закрепленный за данным центром обработки. В результате обеспечивается более рациональная загрузка высокопроизводительного прогрессивного оборудования.

6.3.2. Научные исследования и информационные технологии

На проведение научно-исследовательских и опытно-конструкторских работ Корпорацией в 2007 году выделено 40 млн долларов США. Основными получателями этих средств стали проекты Як-130 и Су-30МК. Объем финансирования отдельных направлений осуществляется в зависимости от текущей стадии жизненного цикла. Проект Як-130 находится на стадии запуска серийного производства, тогда как Су-30МК является готовым продуктом и требует минимальных затрат на НИОКР.

Внедрение CAD/CAM/CAE-технологий позволило существенно сократить сроки подготовки производства, снизить трудоемкость конструктивно-технологической обработки, исключить ошибки в изготовлении деталей, а также сократить затраты на технологическое оснащение.

Осуществляется развитие технологий, позволяющих в условиях производства обеспечить высокие требования точности и ресурса, в том числе и для маложестких крупногабаритных авиационных деталей.

В общей сложности в период с 2007 по 2009 год инвестиции на развитие информационных технологий Иркутского авиационного завода должны составить около 18 млн долларов США.

В Корпорации активно реализуется программа по внедрению современной системы интегрированной логистической поддержки (ИЛП). В 2005 году с одним из мировых лидеров в данной сфере подписан контракт на приобретение специальных пакетов программного обеспечения, адаптированных под требования Корпорации. Разрабатываемые продукты полностью соответствуют таким современным международным стандартам ИЛП, как ASD, SCORM и др. В России только Корпорация имеет подобные пакеты программного обеспечения, а в мире они установлены всего лишь в восьми крупнейших авиационных и двигателестроительных компаниях. В настоящий момент пакеты уже внедрены в ОАО «ТАНТК им. Г. М. Бериева», а также начинают использоваться в ОАО «ОКБ им. А. С. Яковлева» в проекте Як-130. В перспективе все структурные подразделения и проекты Корпорации будут охвачены данным продуктом.

Внедрение системы ИЛП на

этапах разработки, производства и эксплуатации авиационной техники позволит разработчику и поставщику с одной стороны и заказчику с другой очень оперативно получать необходимую информацию и исключать оформление срочных заявок на запасные части. Кроме того, во многом упорядочится процесс эксплуатации авиационной техники, поскольку такие системы, объединенные в единое информационное пространство, позволят иметь объективную информацию и получать «подсказки», что должно быть сделано как в ближайшее время, так и в отдаленной перспективе. В конечном счете это должно привести к удешевлению процесса эксплуатации и оптимизации соответствующих расходов.

6.3.3. Управление качеством

Высокое качество производимой техники и осуществляемых услуг играет определяющую роль в развитии ОАО «Корпорация «Иркут». Еще в 1997 году Иркутское авиационное производственное объединение, на базе которого позднее была сформирована Корпорация, первым среди российских авиастроительных предприятий получило сертификат соответствия системы менеджмента качества (СМК) международным стандартам ISO 9002. Срок действия данного сертификата впоследствии неоднократно продлевался Корпорацией. После установления партнерских отношений с Airbus Корпорацией велась работа по аттестации СМК по международным стандартам, принятым в авиационной промышленности. Так, в 2005 году проводившие аудит Иркутского авиационного завода специалисты Airbus признали предприятие соответствующим стандартам EN 9100.

На заседании 27 февраля 2007 года Советом директоров Корпорации утверждена Политика в области качества при производстве, обслуживании, ремонте и модернизации авиационной техники. В соответствии с данным документом основной целью деятельности Корпорации в области качества признается удовлетворение требований и ожиданий всех заинтересованных сторон, и в первую очередь потребителей, посредством выпуска конкурентоспособной техники и предоставления сопутствующих услуг стабильно высокого качества.

В марте 2007 года специалистами ЗАО «НМЦ Норма» по результатам проведенного ими инспекционного аудита подтверждено действие сертификата соответствия СМК Корпорации требованиям стандартов ГОСТ Р ИСО 9001-2001 при производстве, модернизации и обслуживании авиационной техники военного назначения. Кроме этого, выдано положительное заключение на наличие условий соответствия СМК при текущем ремонте авиатехники.

В августе специалисты Airbus France осуществили контроль качества первой ниши передней стойки шасси для самолета A320 и сделали заключение о возможности серийной поставки этих агрегатов. Данное заключение стало итогом продолжительной работы по аттестации применяемых Корпорацией технологических процессов.

Комиссия международного сертификационного агентства Bureau Veritas Certification с 24 по 28 сентября 2007 года на Иркутском авиационном заводе и 9 октября в Корпоративном центре проводила аудит СМК, по результатам которого вручены сертификаты соответствия требованиям стандарта EN/AS 9100. Корпорация «Иркут» стала первым предприятием российского авиастроения, система менеджмента качества которого сертифицирована по стандарту EN 9100 независимым международным органом.

С 22 по 26 октября 2007 года на Иркутском авиационном заводе успешно прошел аудит Авиационного регистра Межгосударственного авиационного комитета (АР МАК), по результатам которого был подтвержден сертификат разработчика воздушных судов. Кроме того, специалистами АР МАК в ноябре–декабре 2007 года осуществлен ресертификационный аудит производства Бе-200ЧС и выдано свидетельство об одобрении производства самолета данного типа. Работа проводилась под наблюдением специалистов Европейского агентства по авиационной безопасности (EASA). На примере

Иркутского авиационного завода были сделаны выводы о значительной схожести процедур и требований по сертификации производства, действующих в России и в Европе. Кроме этого, подтверждено наличие условий для взаимного признания систем сертификации. [redacted] В 2007 году совместно с ОАО «Компания «Сухой» и ОАО «КнААПО», а также представителями Министерства обороны РФ, были организованы аудиты СМК шести предприятий-поставщиков. Для устранения выявленных несоответствий и их причин разработан ряд мероприятий и организован учет их исполнения.

6.4. Охрана окружающей среды

[redacted] Корпорация традиционно уделяет самое серьезное внимание экологическим вопросам, и в особой степени проблемам сохранения уникальной экологии Байкальского региона. Корпорация осознает ту роль и ответственность, которые она несет в регионе и открыто демонстрирует свою готовность следовать как требованиям законодательства, так и лучшим мировым практикам в области защиты окружающей среды. [redacted] Специальный отдел охраны окружающей среды Иркутского авиационного завода осуществляет контроль за рациональным использованием природных ресурсов и соблюдением технологической дисциплины. Ведутся постоянные работы по мониторингу сточных вод, промышленных выбросов, состояния атмосферы в местах расположения предприятий, анализируются метеорологические факторы и данные о питьевой воде, шуме, вибрации, рентгеновских и электромагнитных излучений. [redacted] В 2007 году проведен целый ряд мероприятий по защите окружающей среды. Продолжена работа по строительству сооружений для очистки промышленных сточных вод. Соответствующие затраты составили 31 млн рублей. Свыше 75 млн рублей потрачено на реконструкцию котельных, в частности, на строительство системы оборотного водоснабжения. Организован мониторинг подземных вод на золоотвале. Выполнены мероприятия по доведению до нормативной эффективности четырех циклонов-аппаратов для очистки воздуха. В одном из цехов установлен циклон ЦН-15 с эффективностью очистки 85%. [redacted] Началась работа по получению лицензии на деятельность по сбору, использованию, обезвреживанию, транспортировке и размещению опасных отходов. Получены соответствующие заключения Федеральной службы по надзору в сфере защиты прав потребителей и благополучия человека и Главного управления МЧС России по Иркутской области. Организовано обучение специалиста отдела охраны окружающей среды по работе с опасными отходами.

6.5. Кадровая политика и социальные проекты

[redacted] Основная цель для Корпорации в области управления персоналом состоит в создании единой сплоченной команды высококвалифицированных специалистов, обеспечивающих разработку и выпуск конкурентоспособной авиационной техники, а также предоставление сопутствующих услуг стабильно высокого качества. [redacted] В 2007 году для обеспечения выполнения товарной программы большое внимание было уделено оптимизации структуры персонала, в первую очередь привлечению и закреплению на Иркутском авиационном заводе рабочих дефицитных специальностей. В ходе специально проведенных мероприятий было принято почти 2200 новых сотрудников, из них 90% составили работники промышленно-производственного персонала. При этом за счет увеличения доли молодежи средний возраст сотрудников был снижен на 0,8% — до 39,9 лет. [redacted] Затраты на обучение персонала выросли по сравнению с предшествующим годом на 26,6% и составили 53,8 млн рублей. В 2008 году на эти цели планируется потратить 56 млн. рублей. Задача подготовки высококвалифицированных сотрудников решается с помощью долгосрочных договорных программ о сотрудничестве с ведущими иркутскими вузами и профессиональными училищами. Основными направлениями стали подготовка молодых рабочих, обучение современным информационным технологиям, обучение в области менеджмента качества, охраны труда и техники безопасности. 2310 руководителей и специалистов завода были аттестованы в прошедшем году. В 2007 году введен в эксплуатацию новый учебно-производственный центр, который ежегодно будет выпускать до 400 новых рабочих. Там же планируется проведение курсов повышения квалификации различной направленности, на которых каждый год будет обучаться около 4000 человек. Взаимодействие кадровой службы предприятия с высшими учебными заведениями Иркутска осуществляется посредством организации производственной практики студентов, которые уже во время учебы получают возможность ознакомиться с самыми современными и передовыми авиационными технологиями. По окончании учебы большинство из них начинают работать на ИАЗ в качестве молодых специалистов, хорошо знакомых с производственным процессом. Ежегодно за счет средств завода в Иркутском государственном техническом университете обучается около 150 сотрудников предприятия. На Иркутском авиационном заводе стал действовать введенный в конце 2006 года стандарт, регламентирующий управление кадровым резервом предприятия. В мае 2007 года утверждены сводный список резерва работников в количестве 656 человек и программа их обучения. В Корпорации разработан целый комплекс мер мотивации персонала. Действующая система оплаты труда предусматривает коллективное и индивидуальное премирование, выплату надбавок за высокую квалификацию, классность и за работу с «личным клеймом» приемки продукции. Дополнительно применяются премии за выслугу лет, к юбилейным датам и праздникам, премируются коллективы-победители производственного соревнования. Корпорация оказывает регулярную материальную помощь бывшим работникам, единовременно осуществляются выплаты при выходе на пенсию. В Корпорации проводится активная социальная политика, направленная на поддержание и обеспечение высокого качества жизни сотрудников. Объем финансирования социальных расходов по сравнению с 2006 годом вырос на 12%. Осуществляется кредитование работников на льготных условиях, выплачиваются компенсации за питание, оказывается адресная помощь в решении жилищных проблем. Действует программа по строительству льготного и коммерческого жилья для работников Иркутского авиационного завода. В 2007 году жилье сдано 30 семьям сотрудников. В 2008–2010 годах планируется построить более 500 квартир. Реализуются программы санаторно-курортного лечения, предоставляются путевки в детские оздоровительные лагеря, базы отдыха, пансионат. На предприятии регулярно присваивается звание «Заслуженный работник завода». На социально-экономическое развитие согласно Инвестиционной программе Иркутским авиационным заводом в период с 2007 по 2009 год будет потрачено свыше 7,6 млн долларов США.

Акционерный капитал

Новый стратегический акционер

В январе 2007 года произошло значимое для корпоративного развития ОАО «Корпорация «Иркут» событие. В соответствии с интеграционными процессами в авиастроительной индустрии Объединенная авиастроительная корпорация консолидировала контрольный пакет акций Корпорации в размере 50,11%.

11,89% акций принадлежало ОАО «Компания «Сухой» — дочернему обществу ОАО «ОАК». 38,22% акций Корпорации, ранее принадлежавших частным инвесторам, были переданы Объединенной авиастроительной корпорации в качестве оплаты ее уставного капитала.

Изменение структуры акционеров в 2007 году


100
75
50
25
0
32
46
11,89
39,89
11,89
На 01.01.2007
На 01.01.2008
ООО «ЕАДС»
Институциональные и частные инвесторы
Менеджмент
ОАО «ОАК»
ОАО «Компания «Сухой»

В соответствии с российским законодательством ОАО «ОАК», став владельцем более 30% акций Корпорации, выставило оферту на выкуп ценных бумаг у оставшихся акционеров. В силу ряда организационно-технических причин оферта не была зарегистрирована Федеральной службой по финансовым рынкам.

Повторно оферта была направлена 24 марта 2008 года. Акционерам было предложено в течение 80 дней продать бумаги по цене 22,28 рубля (примерно 0,94 доллара США) за одну акцию. Объявленная цена определялась в полном соответствии с требованиями Федерального закона «Об акционерных обществах» как средневзвешенная на торговых площадках в течение шести месяцев, предшествовавших направлению обязательного предложения.

Таким образом, в 2007 году изменения коснулись только структуры акционеров, в количественном отношении уставный капитал оставался прежним и составлял на 1 января 2007 года 2 934 394 836 рублей (978 131 612 обыкновенных именных акций номинальной стоимостью три рубля каждая).

Дивидендная политика

В Корпорации действует Положение о дивидендной политике, порядке начисления и выплаты дивидендов акционерам, утвержденное Общим собранием акционеров 29 июня 2005 года. В соответствии с этим документом разработана и тогда же утверждена Дивидендная политика ОАО «Корпорация «Иркут» на период с 2005 по 2009 год.

Размер дивидендов, сроки и порядок их выплаты определяет Совет директоров и предоставляет их для утверждения общему собранию акционеров, которое принимает окончательное решение о выплате дивидендов. При определении размера дивидендных выплат Совет директоров руководствуется стратегическими, инвестиционными и финансовыми планами развития Корпорации, принимая одновременно во внимание задачи повышения ее инвестиционной привлекательности и капитализации, а также роста благосостояния акционеров.

Согласно реализуемой Дивидендной политике размер денежных средств, направляемых на дивидендные выплаты, должен составлять не менее 10% чистой прибыли, определяемой на основе консолидированной финансовой отчетности Корпорации, соответствующей Международным стандартам финансовой отчетности (IFRS). Корпорация стремится повы-

Показатель	2004	2005	2006	2007
Чистая прибыль по МСФО, тыс. долларов США	68 370	84 826	43 188	48 658
Количество акций, штук	878 946 528	878 946 528	978 131 612	978 131 612
Дивиденды на одну акцию, рублей	0,10	Не начислено	0,12	0,14
Сумма начисленных дивидендов, тыс. долларов США	3 168	Не начислено	4 458	5 579
Дивиденды/чистая прибыль, %	4,63	–	10,32	11,47

шать направляемую на выплату дивидендов долю чистой прибыли, при этом не снижая абсолютный размер выплат на одну акцию по сравнению с каждым предшествующим годом. По результатам 2009 года планируется направить на дивидендные выплаты не менее 25% чистой прибыли Корпорации. [redacted] По итогам 2006 года Общим собранием акционеров 25 июня 2007 года принято решение произвести дивидендные выплаты из расчета 0,12 рубля на одну акцию. Общая сумма начисленных дивидендов составила 117 375 793 рубля, а в относительных показателях — 10,32% от величины чистой прибыли по МСФО. На 31 декабря 2007 года из этой суммы было выплачено 116 273 479,27 рублей, а на конец второго квартала — 117 241 434,29 рублей. [redacted] По итогам 2007 года Совет директоров Корпорации внес предложение о выплате годовых дивидендов в размере 0,14 рубля на одну акцию, что превышает прошлогодний показатель на 17%. Прошедшее 20 июня 2008 года Общее годовое собрание акционеров утвердило предложенный размер дивидендов.

Акции

[redacted] Акции Корпорации в 2007 году продолжали торговаться в котировальных листах «Б» на ЗАО «ММВБ» и на ОАО «РТС». На российских биржах акции торгуются под символами «IRKT» и «IRKTG». Дирекция ММВБ приняла решение с 16 апреля 2007 года дополнить акциями Корпорации корзину индекса ММВБ, рассчитываемого на основе тридцати наиболее ликвидных акций крупнейших и наиболее динамично развивающихся российских предприятий. [redacted] Наибольшие объемы торгов акциями Корпорации пришлись на начало года, что было связано с ожиданиями игроков рынка планируемого выкупа акций со стороны ОАО «ОАК». Эти ожидания имели как спекулятивный, так и стратегический характер. Для ряда инвесторов выкуп акций давал возможность войти в состав акционеров Объединенной авиастроительной корпорации. [redacted] Годовой тренд стоимости акций Корпорации в 2007 году оказался отрицательным, что объясняется задержками со стороны ОАО «ОАК» в объявлении публичной оферты на выкуп акций Корпорации и неопределенностью вокруг процесса интеграции двух компаний. За год капитализация Корпорации снизилась на 11% и составила на начало 2008 года 905 млн долларов США. [redacted] В долгосрочном плане фундаментальные факторы роста остаются благоприятными для Корпорации, что несомненно будет положительно влиять на динамику курса

Финансовые показатели Корпорации в расчете на одну акцию, тыс долларов США

	Выручка	EBITDA	Чистая прибыль	Выручка на одну акцию	EBITDA на одну акцию	Чистая прибыль на одну акцию
2007	1 022 644	132 829	48 658	1,05	0,14	0,05
2006	832 107	113 960	43 188	0,85	0,12	0,04
2005	711 692	178 517	84 826	0,73	0,18	0,09
2004	621 852	161 972	68 370	0,64	0,17	0,07

Динамика торгов акциями Корпорации в 2007 году


350
300
250
200
30,00
25,00
20,00
15,00
Январь
Февраль
Март
Апрель
Май
Июнь
Июль
Август
Сентябрь
Октябрь
Ноябрь
Декабрь
Суммарный объем торгов, млн рублей
Средняя цена на ММВБ, рубли (правая шкала)
Средняя цена на РТС, рубли (правая шкала)

акций в будущем. Этому должна способствовать и прояснившаяся ситуация с выкупом акций.

Американские депозитарные расписки

В 2007 году продолжала непрерывно действовать программа ADR на акции Корпорации. Все требования к Корпорации как учредителю программы американских депозитарных расписок выполнялись в полном объеме. В течение года количество ADR в обращении изменялось, так как банк-депозитарий проводил операции как по выпуску расписок, так и по их аннулированию. По итогам 2007 года на рынке обращалось 461 441 депозитарная расписка, капитализация программы составила 12,8 млн долларов США.

Спонсируемая программа американских депозитарных расписок первого уровня учреждена Корпорацией в декабре 2004 года. По условиям программы коэффициент обмена ADR на акцию составляет 1:30. Коды расписок: ISIN US46271W1045 и CUSIP US46271W104. Обращение бумаг осуществляется на внебиржевом рынке США (ОТС), банком-депозитарием программы выступает The Bank of New York Melon.

Динамика котировок ADR Корпорации в 2007 году, доллары США


32
30
28
26
Январь
Февраль
Март
Апрель
Май
Июнь
Июль
Август
Сентябрь
Октябрь
Ноябрь
Декабрь

Обсуждение и анализ руководством финансового состояния и результатов деятельности за 2007 год

8.1. Результаты операционной деятельности в 2007 году

Тыс. долларов США	2007	2006	2005	2004
Выручка	**1 022 644**	**832 107**	**711 692**	**621 852**
Себестоимость продукции и услуг	(715 856)	(537 185)	(357 774)	(330 894)
В том числе амортизация	31 939	23 889	20 368	16 385
Валовая прибыль	**306 788**	**294 922**	**353 918**	**290 958**
Валовая рентабельность	**30%**	**35%**	**50%**	**47%**
Операционные расходы	(226 386)	(213 950)	(204 417)	(142 438)
Операционная прибыль	**80 402**	**80 972**	**149 501**	**148 520**
Операционная рентабельность	**8%**	**10%**	**21%**	**24%**
Чистые затраты на финансирование	(33 486)	(25 048)	(38 529)	(60 749)
В том числе чистые расходы по процентам	(53 974)	(34 147)	(47 176)	(58 076)
Прибыль до налогообложения	**46 916**	**55 924**	**110 972**	**87 511**
Доналоговая рентабельность	**5%**	**7%**	**16%**	**14%**
Доход/(расход) по налогу на прибыль	(9 001)	(12 197)	(27 295)	(20 243)
Чистая прибыль за год	**37 915**	**43 727**	**83 677**	**67 268**
Доля меньшинства	10 743	(539)	1 149	1 102
Чистая прибыль	**48 658**	**43 188**	**84 826**	**68 370**
Рентабельность чистой прибыли	**5%**	**5%**	**12%**	**11%**
EBIT	**100 890**	**90 071**	**158 149**	**145 587**
Рентабельность по EBIT	**10%**	**11%**	**22%**	**23%**
EBITDA	**132 829**	**113 960**	**178 517**	**161 972**
Рентабельность по EBITDA	**13%**	**14%**	**25%**	**26%**

В отчетном году объем выручки корпорации «Иркут» достиг своего исторического максимума и составил 1022,6 млн долларов США, увеличившись по сравнению с 2006 годом на 23%. Подобная динамика связана с ростом производства по основным контрактам Корпорации: замене базирующихся в Индии 18 истребителей Су-30К на новые Су-30МКИ, лицензионному производству, поставкам самолетов в Алжир и Малайзию. В то же время себестоимость продукции и услуг увеличилась на 33% и составила в отчетном периоде 715,9 млн против 537,2 млн долларов США в 2006 году. Основной причиной увеличения себестоимости остается укрепление рубля и рост затрат, выраженных в национальной валюте, например затрат на оплату труда. В разбивке себестоимости готового самолета затраты на труд (то есть фактически затраты на работы, осуществляемые Иркутским авиационным заводом) составляют порядка 28%, стоимость покупных комплектующих изделий (радары, гидравлика и пр.) доходит до 53%, сырья и материалов — 10–11%. Вместе с тем если учитывать затраты на труд непосредственно и в ПКИ, и в материалах, то общая стоимость труда в готовом самолете, по нашим оценкам, будет достигать уже 80%. Затраты на труд увеличились благодаря

Динамика результатов операционной деятельности Корпорации, млн долларов США


1200
1000
800
600
400
200
0
2004
2005
2006
2007
Чистая прибыль
EBIT
Операционная прибыль
Валовая прибыль
Выручка

росту объема работ по текущим контрактам, а также в связи с подготовкой Иркутского авиационного завода к производству компонентов для концерна Airbus. [redacted] Безусловно, Корпорация проводит политику по заключению со своими поставщиками долгосрочных контрактов с фиксированными ценами, что позволяет застраховать себя от рисков значительного роста прямых издержек — цен на материалы, комплектующие и другую необходимую для производства продукцию.

[redacted] Опережающее увеличение себестоимости продукции по отношению к росту выручки от продаж явилось основным, но не единственным фактором снижения валовой рентабельности. В отчетном году Корпорация перешла к реализации менее рентабельных контрактов. Снижение рентабельности контрактов — это следствие активной маркетинговой политики, направленной на выход Корпорации на новые рынки. Стремление к победе в открытых тендерах, создающих условия для прямого противодействия внутри узкого круга избранных производителей, заставляет компании идти на менее выгодные условия контрактов. Менеджмент Корпорации принял решение о выходе на новые рынки, несмотря на снижение общей рентабельности портфеля заказов. [redacted] Валовая прибыль Корпорации составила 306,8 млн долларов США, что, в свою очередь, ухудшило показатель валовой рентабельности, которая с 35% в 2006 году сократилась до 30% в 2007 году. [redacted] Вместе с тем значительное снижение валовой рентабельности частично компенсировано небольшим ростом операционных затрат, составивших в отчетном периоде 226,4 млн долларов США, что лишь на 5,8% выше, чем в предыдущем году. Более того, операционные затраты равны 22,1% от выручки, в то время как в 2006 году они составляли 25,7%. [redacted] Таким образом, незначительное увеличение операционных расходов нивелировало эффект от роста себестоимости, что позволило избежать существенного снижения операционной прибыли, которая осталась практически неизменной и составила в 2007 году 80,4 млн долларов США. [redacted] Операционная рентабельность в отчетном периоде снизилась до 8%, оставшись, тем не менее, на уровне средних показателей в отрасли. [redacted] Показатель прибыли до уплаты процентов и налогов (EBIT) увеличился на 10,8 млн (или на 12,0%) — до 100,9 млн долларов США. Износ и амортизация составили 31,9 млн долларов США, соответственно, показатель EBITDA оказался равен 132,8 млн долларов США, а рентабельность по EBITDA — 13,0%. [redacted] Несмотря на снижение рентабельности проектов и рост затрат на труд, значительный рост выручки, эффективное управление операционными издержками, сокращение финансовых затрат и налога на прибыль позволили Корпорации выйти на достойный показатель чистой прибыли — 48,7 млн долларов США. Рентабельность по чистой прибыли составила 5%.

8.1.1. Структура себестоимости продукции и услуг

Тыс. долларов США	2007	2006	2005	2004
Стоимость комплектующих и материалов	515 459	423 379	246 137	220 700
Затраты на оплату труда	64 840	38 959	40 361	39 100
Износ и амортизация	31 939	23 889	20 368	16 400
НИОКР	6 893	4 825	7 630	35 900
Прочие затраты	96 725	46 133	43 278	17 900
Себестоимость продукции и услуг, всего	**715 856**	**537 185**	**357 774**	**330 000**

Структура себестоимости в 2007 году, %



	72	Стоимость комплектующих и материалов
	9	Затраты на оплату труда
	4	Износ и амортизация
	1	НИОКР
	14	Прочие затраты

Комплектующие и материалы

Для производства военных и гражданских самолетов двойного назначения Корпорация закупает значительное количество комплектующих и материалов, в том числе металл, электронное оборудование, двигатели и инженерную гидравлику, у отечественных и зарубежных поставщиков. Затраты на материалы и комплектующие представляют собой наибольшую долю в структуре себестоимости продукции — около 72%. В 2007 году стоимость комплектующих и материалов увеличилась на 92,1 млн (21,7%) и составила 515,5 млн долларов США.

В отчетном году данная статья расходов увеличилась, как мы можем предположить, за счет стоимости оплаты труда у наших поставщиков. Затраты на труд учитываются в себестоимости производства ПКИ.

Вместе с тем Корпорация перешла на заключение долгосрочных контрактов с поставщиками с фиксированной в определенных рамках ценой. Эта цена может увеличиваться только в соответствии с предварительно оговоренными и предусмотренными контрактом темпами, или так называемым коэффициентом эскалации, рассчитываемым по специальной методике. Таким образом, Корпорация снижает риск неожиданного увеличения цен на комплектующие и соответствующего роста себестоимости продукции.

Работа с поставщиками комплектующих изделий

Корпорация взаимодействует более, чем с 2000 поставщиков сырья и комплектующих.

Проектирование и разработка авиационной техники	ОАО «Компания «Сухой»	Совместные опытно-конструкторские работы
	ОАО «Туполев» ОАО «АНТК им. А. Н. Туполева»	
	ОАО «Ил»	
Субподрядчики	ОАО «КнААПО»	Поставщик изделий по системе промышленной кооперации
Поставщики материалов	ОАО «Корпорация ВСМПО-АВИСМА»	Поставщик титанового проката
	ОАО «Металлургический завод «Электросталь»	Прокат черных металлов
	ООО «АЛКОА РУС»	Алюминиевый прокат
	ОАО «КУМЗ»	Прокат цветных металлов
	Торговый дом Мечел Ижевский филиал	Прокат черных металлов
Поставщики систем и оборудования	ОАО «НПП «Звезда»	Производитель систем жизнеобеспечения и спасения экипажа, поставщик катапультируемых кресел
	ОАО «Гидромаш»	Производитель шасси, гидравлического, пневматического оборудования и систем для авиационной техники
	ФГУП «НПП «Полет»	Бортовые комплексы связи, аппаратура для систем автоматизированного обмена данными
	ОАО «РПКБ»	Разработчик и производитель бортового оборудования
	ОАО «Элара»	Производитель бортовой радиоэлектронной аппаратуры
	ОАО «Корпорация «Аэрокосмическое оборудование»	Поставщик авионики
	ОАО «ПКО «Теплообменник»	Турбохолодильные агрегаты, аппаратура управления агрегатами
	ОАО «Нормаль»	Стандартизованный крепеж
Поставщики двигателей	ОАО «УМПО»	Поставщик авиадвигателей для семейства Су-30МК
	ОАО «Мотор Сич»	Поставщик авиадвигателей для Бе-200

[redacted] В 2007 году был отмечен рост цен на материально-товарные ресурсы, который может быть объяснен следующими факторами. [redacted] Корпорация столкнулась с монополией поставщиков, при которой они устанавливают свои цены на более чем 60% комплектующих. В период подготовки программы по Су-30МК (2001–2002 годы) появились крупные холдинговые структуры, взявшие на себя представительство интересов ключевых производителей материально-товарных ресурсов. До этого производители сами занимались поставками своей продукции. [redacted] В 2005–2007 годах корпорация «Иркут» в целях минимизации рисков, связанных с исполнением контрактов, подписала с поставщиками дорогостоящих покупных комплектующих изделий (ПКИ) генеральные договора на период до 2009 года. Генеральные договора фиксируют обязательства сторон по ценам и условиям оплаты продукции, организации послепродажного обслуживания комплектующих изделий, обеспечению поставщиками надежности своей продукции, а также выполнению ими требований по контрактам на поставку самолетов. [redacted] Во исполнение генеральных договоров Корпорация заключает с поставщиками договора по различным аспектам жизненного цикла изделий: поставка ПКИ, гарантийное и послегарантийное обслуживание, модернизация и т. д. Таким образом оптимизируются ценовые риски Корпорации, повышается точность экономического и финансового планирования на среднесрочный и годовой периоды. В частности, зафиксированы цены на период с 2007 по 2008 год с восемью поставщиками ПКИ. Благодаря налаженным с этими поставщиками отношениям Корпорации удалось удержать в 2004–2007 годах среднегодовой рост цен на дорогостоящие ПКИ в диапазоне 1–1,05%. [redacted] Фиксирование цен с ограниченным кругом поставщиком лишь в небольшой степени может компенсировать резкий рост цен, с каким мы столкнулись в 2007 году. Поэтому в будущем Корпорация намерена продолжить политику по фиксированию цен на ключевые ПКИ и будет заключать соответствующие соглашения с другими поставщиками.

Затраты на оплату труда в себестоимости продукции

[redacted] В 2007 году затраты на оплату труда в себестоимости продукции увеличились на 66,4% и составили 64,8 млн долларов США (в 2006 году — 39,0 млн долларов США). Кроме того, если исторически эти расходы составляли 11–12% от общей себестоимости, то в 2007 году их доля была лишь 9,0%. Важно отметить, что для анализа роста стоимости труда затраты на труд в себестоимости продукции непоказательны. Косвенные затраты на оплату труда учитываются в стоимости сырья и материалов, прочих затратах, а также в составе операционных расходов. [redacted] В то же время общая численность работников всех компаний, консолидированных в Группе, возросла и составила 17 992 человека с 17 616 в 2006 году. Таким образом, объем выработки на человека существенно увеличился с 29,3 в 2006 году до 56,8 доллара США в отчетном году.

Износ и амортизация

[redacted] Затраты на износ и амортизацию в 2007 году выросли на 8,1 млн долларов США и составили 31,9 млн по сравнению с 23,9 млн долларов США в 2006 году. [redacted] При этом в структуре начисленной амортизации значительно преобладает износ основных средств. Амортизация нематериальных активов увеличилась в 2007 году в связи с началом амортизационного периода по затратам на НИОКР по проекту Бе-200. Проект Як-130, НИОКР по которому капитализируются на балансе, уже подошел к своей завершающей стадии, но пока не запущен в серийное производство, и амортизация соответствующих нематериальных активов будет начисляться только с началом такого производства, запланированного на 2008–2025 годы.

Тыс. долларов США	2007	2006	2005	2004
Амортизация основных средств	**26 943**	**20 469**	**19 639**	**15 728**
Здания	2 878	2 932	3 119	2 569
Машины и оборудование	24 065	17 537	16 520	13 159
Амортизация нематериальных активов	**4 996**	**3 420**	**729**	**657**
Затраты на разработки	2 746	1 029	218	219
Другие нематериальные активы	2 250	2 391	511	438
Амортизация, всего	**31 939**	**23 889**	**20 368**	**16 385**

Расходы на НИОКР в себестоимости продукции

Расходы на НИОКР, учитываемые в составе себестоимости продукции, являются прямыми затратами, понесенными в том периоде, когда они возникли. Они рассчитываются согласно проценту готовности и списываются по мере выполнения. Оказание конструкторских услуг происходит в соответствии с утвержденным производственным графиком и сроками поставки конечного продукта. Остальные затраты на НИОКР отражаются либо в операционных расходах и списываются в момент их возникновения, либо капитализируются и отражаются на балансе. НИОКР на балансе должны отвечать трем критериям: завершающая стадия исследований, намерение и возможность окончания исследования, высокая вероятность будущих денежных потоков.

НИОКР, учитываемые в составе себестоимости, представляют собой расходы, необходимые для выполнения текущих контрактов Корпорации. Преимущественная доля этих НИОКР относится к проекту Су-30МКИ — к контрактам на замену и на лицензионное производство.

В 2007 году расходы на НИОКР в себестоимости продукции составили 6,9 млн долларов США, что на 2,1 млн долларов США выше по сравнению с 2006 годом.

Прочие затраты

Объем расходов, учитываемых как «прочие затраты» в составе себестоимости продукции, увеличился в отчетном году на 110% — до 96,7 млн долларов США. Соответственно доля этих затрат в структуре себестоимости возросла с 8,6% в 2006 году до 13,51% в 2007 году. В составе прочих затрат учитываются такие расходы, как электроэнергия и коммунальные платежи, расходы на гарантийное обслуживание, а также прочие продукты и услуги, охватывающие все прямые затраты, возникшие в отчетном периоде и не учтенные ни в одном из вышеперечисленных пунктов. Как правило, это затраты на услуги сторонних организаций, оказанные Корпорации и необходимые для нормального осуществления производственного процесса. В связи с ростом отгрузки товаров в 2007 году выросли резервы на гарантийное обслуживание, которые составили 7,6 млн против 4,8 млн долларов США в предыдущем году.

8.1.2. Структура операционных расходов и доходов

В 2007 году чистые операционные расходы возросли на 12,5 млн долларов США, или на 5,8%, и составили 226,4 млн по сравнению с 214,0 млн долларов США в 2006 году.

Тыс. долларов США	2007	2006	2005	2004
Коммерческие расходы	94 054	107 218	86 190	62 191
Административные расходы	124 358	93 260	64 404	43 058
НИОКР	5 658	6 611	8 179	11 731
Налоги, кроме налога на прибыль	7 830	5 217	3 255	2 767
Прочие операционные расходы	7 851	15 573	45 970	22 691
Операционные расходы	239 751	227 879	207 998	142 438
(Операционные доходы)	(13 365)	(13 929)	(3 581)	–
Чистые операционные расходы	**226 386**	**213 950**	**204 417**	**142 438**

Структура операционных расходов в 2007 году, %



51,9	Административные расходы
39,2	Коммерческие расходы
3,3	Налоги, кроме налога на прибыль
3,1	Социальные расходы
2,4	НИОКР
0,1	Прочие операционные расходы

Коммерческие расходы

Затраты на реализацию представляют собой наиболее существенную часть расходов — их доля в структуре операционных издержек составляет более 39,2%. Коммерческие расходы включают в себя комиссионное вознаграждение, которое для отражения в отчетности по МСФО начисляется по проценту готовности продукции. В реальности же оно выплачивается агентам Корпорации при продаже военных самолетов иностранным покупателям по мере поступления авансовых платежей. Коммерческие расходы также включают в себя затраты, связанные с маркетингом продукции (затраты на маркетинг для целей МСФО начисляются по мере поступления авансовых платежей), приемкой самолетов и их поставкой покупателям. В 2007 году коммерческие расходы сократились на 12,3% и составили 94,1 млн долларов США. Такое сокращение обусловлено изменением в структуре реализуемых проектов.

Тыс. долларов США	2007	2006	2005
Маркетинг	65 337	63 616	31 303
Комиссия РОЭ	6 717	24 850	20 853
Отправка груза	8 128	8 524	5 806
Страхование	967	2 420	1 352
Таможенные проценты	1 050	1 016	84
Прочие	7 250	1 783	6 916
Дочерние предприятия	4 605	5 009	19 876
Коммерческие расходы, всего	**94 054**	**107 218**	**86 190**

Административные расходы

Административные расходы являются основной по величине статьей в структуре операционных издержек Корпорации. В 2007 году их доля равнялась 54,9%. По сравнению с 2006 годом эти расходы выросли на 31,1 млн долларов США, или на 33,3%, и составили 124,4 млн долларов США. Административные расходы увеличились в первую очередь за счет роста косвенных затрат на оплату труда. Так, затраты на оплату труда, учитываемые в составе административных расходов, выросли на 14,7% — с 34,5 млн в 2006 году до 39,5 млн долларов США в отчетном периоде, затраты по ЕСН (единому социальному налогу) увеличились также на 14,7% — с 6,2 млн до 7,1 млн долларов США.

В этой же статье учитываются затраты, понесенные в связи с оплатой услуг сторонних консультантов. Осуществляя свою деятельность, мы стремимся к постоянному совершенствованию методов управления Корпорацией и ее финансовыми потоками, следим за качеством и достоверностью отчетности, поэтому для эффективного и грамотного управления используем не только внутренние ресурсы, но и услуги внешних консультантов. В 2007 году корпорация «Иркут» также воспользовалась услугами налоговых консультантов и выиграла спор с налоговыми органами, отстояв свои интересы в суде.

Тыс. долларов США	2007	2006	2005
Сырье и материалы	1 728	1 597	1 192
Услуги компаний Группы	28 637	1 912	3 056
Зарплата	39 534	34 470	19 882
ЕСН	7 088	6 180	4 530
Авансы поставщикам	2 100	8 842	5 258
Прочие	45 451	40 259	30 486
Административные расходы, всего	**124 358**	**93 260**	**64 404**

Расходы на НИОКР

В НИОКР в составе операционных затрат списываются все расходы на фундаментальные НИОКР, понесенные в отчетном периоде, которые не относятся на себестоимость проданной продукции и которые в то же время не капитализируются на балансе. К таким расходам относятся НИОКР по проектам МТА, МС-21 и беспилотных летательных аппаратов.

В 2007 году расходы на НИОКР в операционных затратах снизились на 1,0 млн долларов США (14,4%) и составили 5,7 млн долларов США. Снижение расходов обусловлено переходом к завершающей стадии по проекту Як-130 и капитализацией затрат на НИОКР по нему на балансе.

Налоги, кроме налога на прибыль

В 2007 году общая сумма налогов, кроме налога на прибыль, возросла в полтора раза — до 7,8 млн долларов США. В состав этих налогов входят налог на имущество, социальный налог и прочие федеральные и местные налоги, уплачиваемые Корпорацией в соответствии с российским налоговым законодательством.

Прочие операционные доходы и расходы

В 2007 году чистый доход от операционной деятельности составил 5,5 млн долларов США. Такой результат получен благодаря продаже дочернего предприятия Корпорации — ЗАО «Русская авионика», что принесло доход в размере 7,0 млн долларов США. Дочернее предприятие продано в связи с тем, что его деятельность не была связана с основным производством Корпорации. Кроме того, доход от переоценки (повышения балансовой стоимости) инвестиционной собственности составил 3,8 млн долларов США (в 2006 году — 3,3 млн долларов США).

Расходы на содержание объектов социальной сферы в 2007 году составили 7,5 млн долларов США. Это незначительное увеличение по сравнению с предыдущим годом (2,8%). Данная тенденция отражает проводимую Корпорацией политику по реструктуризации и выделению объектов социальной сферы из общей структуры Корпорации с целью уменьшения накладных расходов.

Тыс. долларов США	**2007**	**2006**	**2005**	**2004**
Обесценение накопленных затрат на разработку	248	–	17 063	–
Социальные расходы	7 543	7 340	7 054	7 919
(Прибыль)/убыток от выбытия основных средств	(381)	(10 655)	2 235	3 792
Негативный гудвилл	–	–	(3 135)	–
Обесценение займов и дебиторской задолженности	60	177	(446)	3 917
Доход от выбытия дочернего предприятия	(6 961)	–	–	–
(Прибыль)/убыток от переоценки инвестиционной собственности	(3 838)	(3 274)	–	–
Прочие операционные расходы	(2 185)	8 056	19 618	7 063
Прочие операционные доходы и расходы, итого	**(5 514)**	**1 644**	**42 389**	**22 691**

Многофункциональный истребитель предназначен для завоевания господства в воздухе, перехвата воздушных целей, патрулирования и сопровождения, а также для уничтожения наземных и надводных объектов.

Су-30МК

8.1.3. Чистые затраты на финансирование

Тыс. долларов США	2007	2006	2005	2004
Чистые затраты на выплату процентов	**53 974**	**34 147**	**47 176**	**58 076**
Доходы по процентам	(3 843)	(5 037)	(3 006)	(1 961)
Возмещение затрат на уплату процентов	(25 134)	(20 898)	(7 448)	–
Процентный доход на сумму к получению от налоговых органов	(1 491)	(7 984)	–	–
Расходы по процентам	84 442	68 066	57 630	60 037
Курсовой убыток/прибыль	**(19 252)**	**(4 560)**	**(8 069)**	**2 795**
Убыток/прибыль от инвестиций	**(1 236)**	**(4 539)**	**(578)**	**(122)**
Убыток/прибыль от зависимых компаний	**–**	**–**	**–**	**260**
Чистые затраты на финансирование, всего	**33 486**	**25 048**	**38 529**	**60 749**

Чистые затраты на выплату процентов и чистые затраты на финансирование, млн долларов США


60
50
40
30
20
10
0
2004
2005
2006
2007
Чистые затраты на выплату процентов
Чистые затраты на финансирование

Чистые затраты на финансирование включают в себя проценты к уплате по кредитам, начисление процентов по резервам, проценты к получению от финансовых вложений, доход в форме дивидендов, прибыль и убытки по курсовым разницам, а также прибыль и убытки от переоценки и выбытия торговых ценных бумаг и инвестиций для перепродажи. Все расходы по кредитам и займам отражаются в качестве расходов в составе чистых затрат на финансирование и не капитализируются на балансе в составе первоначальной стоимости приобретенных активов. Чистые затраты на финансирование в 2007 году составили 33,5 млн долларов США, что на 8,4 млн долларов США (или на 33,7%) больше по сравнению с 2006 годом. Основной причиной роста затрат на финансирование Корпорации стало увеличение суммы заимствований, связанное с быстрым увеличением объема продаж. Такое положение было скорректировано возмещением из федерального бюджета части затрат на уплату процентов по кредитам в размере 25,1 млн долларов США (в 2006 году — 20,9 млн долларов США). Правила возмещения из федерального бюджета российским экспортерам промышленной продукции части затрат на уплату процентов по кредитам, полученным в 2005–2010 годах в российских кредитных организациях, были утверждены Правительством РФ 6 июня 2005 года.

Кроме того, в отчетном году Корпорация была вовлечена в ряд налоговых споров по результатам проверок за 2003–2004 годы. В 2006–2007 годах эти споры были выиграны, и согласно налоговому законодательству судом удовлетворено наше требование о возврате необоснованно списанных со счетов Корпорации денежных средств, а также связанных с ними процентов. В общей сложности с 2003 года налоговыми органами было необоснованно списано 1 024,4 млн рублей (примерно 38,9 млн долларов США). Это привело к получению процентного дохода в размере 9,5 млн долларов США. В соответствии с налоговым законодательством проценты за просрочку возврата налогоплательщику излишне уплаченного или взысканного налога (в нашем случае проценты на списанные налоговыми органами, но не выигранные в судебном порядке суммы) начисляются из расчета за каждый день просрочки 1/300 ставки рефинансирования, действовавшей в период просрочки.

8.1.4. Чистая прибыль

Динамика чистой прибыли, млн долларов США


90,0
60,0
30,0
0,0
2004
2005
2006
2007

Чистая прибыль Корпорации в 2007 году составила 48,7 млн долларов США, что на 12,7% выше аналогичного показателя предыдущего года (43,2 млн долларов США). При этом рентабельность по чистой прибыли составила 5%, что, однако, является одним из самых высоких показателей не только в мировом авиастроении.

8.1.5. Результаты по сегментам деятельности

Млн долларов США	2007	2006	2005	2004
Самолеты военного назначения	**770,6**	**507,0**	**474,2**	**463,7**
Поставки самолетов Су-30МКИ(А) в Алжир	199,0	4,3	3,6	–
Поставки самолетов Су-30МКМ в Малайзию	214,7	26,8	0,5	–
Поставки самолетов Су-30МКИ в Индию (в том числе поставки Су-30МКИ вместо Су-30К)	138,6	113,8	242,4	289,3
Лицензионное соглашение с Индией	194,8	337,3	197,1	174,4
Работы по А-50 ТАНТК им. Г. М. Бериева	23,5	24,8	30,6	–
Самолеты гражданского назначения	**44,0**	**35,5**	**37,9**	**22,3**
Поставки самолетов Бе-200	44,0	35,5	37,9	22,3
Авиастроительные компоненты	**158,4**	**250,6**	**184,0**	**111,4**
Лицензионное соглашение с Индией	125,8	174,0	125,8	111,4
Работы по модернизации самолетов МиГ	0,6	53,5	27,1	–
Производство прочей продукции ТАНТК им. Г. М. Бериева	32,0	23,1	31,1	–
Прочие сегменты бизнеса	**49,6**	**39,0**	**15,6**	**24,5**
Общая выручка	**1 022,6**	**832,1**	**711,7**	**621,9**

Динамика выручки по сегментам бизнеса, млн долларов США


800
600
400
200
0
2004
2005
2006
2007
Самолеты военного назначения
Авиастроительные компоненты
Самолеты гражданского назначения
Прочие сегменты бизнеса

8.1.5.1. Самолеты военного назначения

В 2007 году выручка от продажи самолетов военного назначения по сравнению с предыдущим годом выросла на 52,0% — до 770,6 млн долларов США, составив при этом 75,4% от общей выручки Корпорации по сравнению с 60,9% в 2006 году. Этот рост связан с активным производством истребителей для Индии, Малайзии и Алжира. На конец 2007 года суммарный портфель заказов на военную продукцию составлял 1,466 млрд долларов США без учета стоимости контракта на лицензионное производство*. Портфель заказов на лицензионное производство на конец 2007 года оценивался в 2,637 млрд долларов США.

8.1.5.2. Гражданская авиатехника

В 2007 году выручка от производства гражданской авиатехники выросла на 23,9% — до 44,0 млн долларов США. Выручка получена от продажи самолета Бе-200 в Азербайджан. Текущий портфель заказов на гражданскую авиацию составляет 83,8 млн долларов США и также полностью состоит из заказов на Бе-200.

8.1.5.3. Производство компонентов

В 2007 году объемы продаж компонентов и оборудования сократились на 36,8% — с 250,6 млн в 2006 году до 158,4 млн долларов США. В первую очередь данное снижение связано с завершением производства компонентов и оборудования по лицензионному контракту. В 2007 году доля производства компонентов в общем объеме выручки составила 15,5% против 30,1% в предыдущем периоде.

8.1.5.4. Прочие сегменты бизнеса

2007 год стал рекордным по объемам выручки, относящейся к прочим сегментам деятельности. Объем продаж прочих сегментов бизнеса Корпорации увеличился на 27,2% — до 49,6 млн по сравнению с 39,0 млн долларов США в 2006 году. Начиная с 2007 года доля прочих сегментов бизнеса значительно вырастет, так как начнется производство трех различных видов компонентов для Airbus. Общий портфель заказов Airbus на конец 2007 года составлял 332 млн долларов США.

8.2. Анализ финансовой устойчивости, ликвидности и платежеспособности

В 2007 году корпорация «Иркут» приступила к выполнению новых соглашений, крупнейшими из которых являются контракт на замену 18 Су-30К на 18 Су-30МКИ и контракты на поставку самолетов Малайзии и Алжиру. В результате значительно возросла потребность Корпорации в инвестициях в оборотный капитал. Однако стандартные условия соглашений на производство военных самолетов предусматривают предоплату в размере от 15 до 40%, предоставляемую до начала производства. Таким образом, авансов покупателей и собственных средств недостаточно для покрытия необходимых затрат, поэтому для финансирования своей производственной деятельности Корпорация активно использует различные механизмы заимствования на внешнем рынке. В 2007 году значительно увеличился объем оборотных активов Корпорации, при этом проведена широкая работа по оптимизации структуры источников финансирования.

* В соответствии с учетной политикой Корпорации часть выручки от поставки технологических комплектов (ТК) для лицензионного производства учитывается как выручка от продажи военной техники, а часть — в составе выручки от продажи компонентов. Такое разделение связано с различными поставочными фазами лицензионного производства или со степенью завершенности ТК.

Структура активов, млн долларов США


2000
1600
1200
800
400
0
2004
2005
2006
2007
Оборотные активы
Внеоборотные активы

Структура капитала и обязательств, млн долларов США


2000
1500
1000
500
0
2004
2005
2006
2007
Краткосрочные обязательства
Долгосрочные обязательства
Собственный капитал

[redacted] Структура активов Корпорации демонстрирует устойчивость ее финансового положения. Размер собственного капитала в отчетном периоде составил 85% суммы внеоборотных активов, таким образом, наименее ликвидная часть активов полностью финансируется за счет собственного капитала Корпорации. Изменилась структура источников финансирования: значительно увеличилась доля краткосрочных обязательств.

8.2.1. Структура активов Корпорации

[redacted] Как видно из структуры и динамики изменения активной части баланса, на протяжении последних четырех лет наблюдался постоянный рост как внеоборотных, так и оборотных активов Корпорации. [redacted] За последние четыре года валюта баланса Корпорации выросла на 105%, при этом в 2007 году рост составил 27,3%, а в 2006 году — 20,8%. В абсолютном значении на конец 2007 года активы Корпорации увеличились на 402,0 млн и составили 1 875,0 млн долларов США. Подобный рост связан в первую очередь, со значительным ростом величины оборотных активов Корпорации. [redacted] В 2007 году доля оборотных активов оказалась равной 71,7% по сравнению с 72,5% в 2006 году. При этом рост оборотных активов в абсолютном выражении составил 277,2 млн долларов США (или 26,0%). В результате, объем оборотных активов достиг 1 344,6 млн долларов США, в то время как внеоборотные активы увеличились за 2007 год на 124,7 млн (30,8%) и составили 530,4 млн долларов США. [redacted] Ниже подробно проанализирована структура внеоборотных и оборотных активов, а также динамика их изменения за последние четыре года.

8.2.1.1. Внеоборотные активы

В структуре внеоборотных активов Корпорации преобладают основные средства. Однако их доля увеличилась с 55,3% в 2006 году до 60,0% в отчетном периоде. Такой рост обусловлен большими вложениями в оборудование. Несмотря на дополнительные инвестиции в нематериальные активы, их доля в 2007 году уменьшилась и составила 32,3% по сравнению с 36,1% в 2006 году. Кроме этого, мы провели переоценку инвестиционной собственности, в результате чего ее доля немного возросла — с 3,9% в 2006 году до 4,0% в 2007 году. Итоговая доля остальных статей, таких как долгосрочные инвестиции и отложенный налог на прибыль, в 2007 году не превышала 4–5%.

Тыс. долларов США	2007	2006	2005	2004
Основные средства	318 000	224 423	201 921	182 565
Инвестиционная собственность	21 449	15 804	–	–
Нематериальные активы	171 307	146 523	128 852	92 775
Прочие инвестиции и внеоборотные финансовые активы	16 264	13 604	14 231	20 858
Отложенные налоговые активы	3 364	5 287	4 523	–
Внеоборотные активы, всего	**530 384**	**405 641**	**349 527**	**305 174**

Структура внеоборотных активов, млн долларов США


600
500
400
300
200
100
0
2004
2005
2006
2007
Отложенные налоговые активы
Долгосрочные инвестиции
Нематериальные активы
Инвестиционная собственность
Основные средства

Основные средства

В 2007 году основные средства Корпорации выросли на 93,6 млн долларов США (или на 41,7%) и составили 318,0 млн долларов США. Благодаря постоянным закупкам нового производственного оборудования, модернизации цехов и другим инвестициям статья «машины и оборудование» увеличилась на 58,7 млн долларов США (или на 63,9%). Часть оборудования, такого как оснастка для производства различных узлов и деталей самолета, изготавливается непосредственно на заводе. В связи с ростом объемов производства Корпорация осуществляла значительные вложения в оборудование и в незавершенное строительство, статья по которому увеличилась более чем на 26,2 млн долларов США (44,6%).

Тыс. долларов США	2007	2006	2005	2004
Земля и сооружения	82 426	73 793	83 808	83 133
Машины и оборудование	150 532	91 827	89 671	70 145
Незавершенное строительство	85 042	58 803	28 443	29 287
Основные средства, всего	**318 000**	**224 423**	**201 922**	**182 565**

Увеличение основных средств в 2007 году произошло в результате закупки нового оборудования и других капитальных вложений, осуществленных Корпорацией. Капитальные вложения в основные средства в 2007 году составили 115,7 млн долларов США (по сравнению с 65,6 млн долларов США в 2006 году) и распределились следующим образом.

Распределение капитальных вложений в основные средства Корпорации, млн долларов США


120
100
80
60
40
20
0
2004
2005
2006
2007
Незавершенное производство
Машины и оборудование
Земля и сооружения

Такое значительное увеличение капитальных вложений в основные средства связано с организацией производства Як-130 и компонентов для Airbus на Иркутском авиационном заводе. Накопленная амортизация основных средств на конец 2007 года составила 282,1 млн долларов США по сравнению с 260,2 млн долларов США в 2006 году. В результате приобретения новых основных средств, а также выбытия части изношенных активов и списания с баланса соответствующей им доли накопленной амортизации в 2007 году коэффициент износа, отражающий отношение накопленной амортизации к первоначальной стоимости активов, снизился с 53,7 до 47%.

Коэффициент износа, %

	2007	2006	2005	2004
Основные средства	**47,0**	**53,7**	**55,8**	**56,8**
В том числе:				
здания	53,3	55,3	52,6	52,1
машины и оборудование	55,5	64,8	64,3	68,1

Амортизация основных средств, млн долларов США


200
160
120
80
40
0
2004
2005
2006
2007
Земля и сооружения
Машины и оборудование

Инвестиционная собственность

[redacted] Инвестиционная собственность включают в себя свободные здания и сооружения и нацелена на увеличение стоимости капитала в будущем. Эта собственность ежегодно оценивается независимым оценщиком.

Тыс. долларов США	2007	2006
Балансовая стоимость	15 804	12 225
Приобретения	379	
Прибыль от курсовых разниц	1 428	305
Изменение справедливой стоимости	3 838	3 274
Инвестиционная собственность, всего	**21 449**	**15 804**

Нематериальные активы

[redacted] В 2007 году нематериальные активы Корпорации увеличились почти на 24,8 млн долларов США (около 16,9%) и составили 171,3 млн долларов США. [redacted] В отчетном году по результатам ежегодной проверки стоимости нематериальных активов на обесценение было подтверждено, что все текущие нематериальные активы обеспечат приток денежных средств, но стоимость затрат на развитие проекта Бе-103 превысила возмещаемый денежный поток, поэтому активы были уменьшены на сумму 248 тыс долларов США. [redacted] Вложения в нематериальные активы в 2007 году составили 22,6 млн долларов США (в 2006 году — 13,2 млн долларов США). Основная часть этих вложений представляет собой затраты на разработку, величина которых по абсолютным показателям равна 13,5 млн долларов США. [redacted] Амортизация нематериальных активов за год значительно выросла, и накопленная амортизация на конец 2007 года составила 11,6 млн долларов США, по сравнению с 6,2 млн долларов США годом ранее. [redacted] Общая сумма нематериальных активов на балансе в 2007 году с учетом амортизации составила 171,3 млн долларов США.

авиа КОМПОНЕНТЫ

Первое соглашение о производстве комплектующих изделий для аэробусов А-320 концерна Airbus было подписано в 2004 году. В 2007 году начался серийный выпуск.



Распределение вложений в нематериальные активы, млн. долларов США


25
20
15
10
5
0
2004
2005
2006
2007
Затраты на разработку
Прочие приобретения

Тыс. долларов США	2007	2006	2005	2004
Затраты на разработку	**161 252**	**143 297**	**125 845**	**90 831**
Бе-200	67 521	67 078	63 889	31 286
Як-130	77 063	59 227	44 330	35 321
Модернизация СУВ-30К	9 265	9 260	10 289	10 508
А-50 бортовое предупреждение и система управления	3 895	4 801	4 556	–
Бе-103	2 887	2 931	2 781	–
Прочие	621	–	–	13 716
Другие нематериальные активы	**10 055**	**3 226**	**3 007**	**1 944**
Нематериальные активы, всего	**171 307**	**146 523**	**128 852**	**92 775**

Прочие инвестиции и внеоборотные финансовые активы

Прочие инвестиции и внеоборотные финансовые активы в 2007 году составили 16,3 млн долларов США, что на 19,6% больше, чем в 2006 году. Инвестиции, готовые для перепродажи и отраженные по первоначальной стоимости, уменьшились на 0,8 млн — до 13,4 млн долларов США. Инвестиции, готовые для перепродажи, включают акции ЗАО «Компания ФТК» на общую сумму 8,9 млн долларов США.

Отложенные налоговые платежи

Отложенные налоги на прибыль рассчитываются по методу балансовых обязательств, который основан на концепции временных разниц между налоговой стоимостью активов и их учетной стоимостью, отраженной в балансе. Обязательства по отложенному налогу на прибыль признаются в отношении всех налогооблагаемых временных разниц. В 2007 году отложенные налоговые активы составили 3,4 млн долларов США.

8.2.1.2. Оборотные активы

Тыс. долларов США	2007	2006	2005	2004
Инвестиции	288	1 365	21 837	438
Запасы	716 246	633 359	540 367	259 540
Дебиторская задолженность	264 267	281 003	189 400	236 142
Денежные средства и их эквиваленты	363 783	74 868	108 335	114 975
Активы, предназначенные для продажи	–	76 792	10 387	–
Оборотные активы, всего	**1 344 584**	**1 067 387**	**870 326**	**611 095**

[redacted] Оборотные активы Корпорации в 2007 году значительно выросли по сравнению с предыдущим периодом — до 1 344,6 млн долларов США. При этом запасы составили 716,2 млн долларов США, что более чем на 13% превышает показатель 2006 года. Значительно уменьшилась дебиторская задолженность — с 281,0 млн до 264,3 млн долларов США. Однако в результате оборотные активы в 2007 году увеличились на 26%, или на 277,2 млн долларов США в абсолютном выражении. Ниже подробно проанализированы причины роста оборотных активов Корпорации и их структура.

Инвестиции

[redacted] Инвестиции в 2007 году сократились по сравнению с 2006 годом до 288 тыс. долларов США.

Товарно-материальные запасы

[redacted] В 2007 году объем товарно-материальных запасов увеличился на 82,9 млн долларов США, или на 13,1%, и на конец 2007 года оказался равен 716,2 млн долларов США. Подобный прирост этой статьи обусловлен выкупом индийских самолетов в ходе реализации проекта по замене машин Су-30К. Данные самолеты идут как имущество для продажи в другие страны. [redacted] Корпорация получила авансы в размере 253,8 млн долларов США, однако в связи с ростом производства этих денежных средств не хватило для покрытия всех расходов, и в течение отчетного периода Корпорация осуществляла операционную деятельность также за счет использования заемных источников финансирования.

Тыс. долларов США	2007	2006	2005	2004
Авансы, выданные поставщикам	216 173	121 206	74 728	32 808
Сырье, материалы и прочие запасы	121 202	72 456	40 116	33 431
Комплектующие самолетов	102 020	84 807	47 550	28 613
Задолженность покупателей по контрактам	325 036	625 731	553 361	213 400
Имущество в продаже	163 622	–	–	–
Прочее незавершенное производство	41 990	20 332	22 297	11 016
Авансы, полученные от покупателей	(253 797)	(291 173)	(197 685)	(59 728)
Запасы, всего	**716 246**	**633 359**	**540 367**	**259 540**

Товарно-материальные запасы, млн долларов США


100
80
60
40
20
0
2004
2005
2006
2007

Товары в продаже
Задолженность покупателей по контрактам
Комплектующие самолетов
Сырье, материалы и прочие запасы
Авансы, выданные поставщикам
Прочее незавершенное производство

[redacted] Авансовые платежи поставщикам выросли в 2007 году более чем на 78,4% и достигли 216,2 млн долларов США, что произошло из-за того, что Корпорация из года в год увеличивает объем продаж и нуждается в увеличении закупок. [redacted] Аналогичная тенденция продемонстрирована и в отношении других видов запасов, таких как материалы и комплектующие, которые выросли на 67,3 и 20,3% соответственно. Корпорация показала значительный рост выручки, вследствие чего необходимость в запасах возросла. [redacted] Такой существенный рост в запасах был частично компенсирован уменьшением в величине, ожидаемой от покупателей по строительным контрактам, которая отражает объем произведенной продукции по строительному контракту, который еще не был передан покупателю. В конце 2007 года Корпорация отгрузила всю готовую продукцию клиентам.

Дебиторская задолженность

[redacted] Торговая и прочая дебиторская задолженность уменьшилась на 5,9% — с 281,0 млн в 2006 году до 264,3 млн долларов США в 2007 году. Это обусловлено тем, что в 2007 году Корпорация получила суммы от Министерства по налогам и сборам, ошибочно списанные в предыдущие года.

Денежные средства и их эквиваленты

[redacted] Денежные средства и их эквиваленты в основном используются для финансирования нашей текущей производственной программы и частично для инвестиций в высоколиквидные финансовые инструменты со сроком платежа менее одного года. [redacted] Баланс денежных средств на конец 2007 года увеличился с 74,9 млн до 363,8 млн долларов США, поскольку основные денежные поступления пришлись на конец года и наличные денежные средства были размещены на депозитах до востребования для получения дохода от процентов.

8.2.2. Анализ источников финансирования Корпорации

[redacted] Стратегия формирования структуры источников финансирования операционной деятельности Корпорации предполагает активное использование заемных средств. Подобная стратегия обусловлена тем, что производство высокотехнологичной продукции требует не только длительного времени, но и вложения значительных объемов финансовых ресурсов — расходов на НИОКР, сырье, покупки дорогих материалов и комплектующих для самолетов. Стандартные условия соглашений на производство военных самолетов предусматривают предоплату в размере не более 30–40%, предоставляемую до начала производства. Таким образом, авансов покупателей и собственных средств Корпорации недостаточно для покрытия необходимых затрат, поэтому для финансирования своей производственной деятельности Корпорация активно использует различные механизмы заимствования на внешнем рынке. Кроме того, привлечение внешних источников финансирования вполне оправдано в случае, если взвешенная стоимость этого привлечения ниже рентабельности инвестированного капитала. [redacted] Осознавая риски, связанные с существующей зависимостью от средств кредиторов, Корпорация проводит постепенную политику снижения доли заемного капитала в целях достижения разумного баланса между использованием высокого финансового рычага как средства увеличения своих доходов и рисками, возникающими в связи с активным использованием заемных средств. [redacted] В 2007 году Корпорация привлекала средства только с использованием долгового финансирования. Увеличение долгосрочных и краткосрочных обязательств в сумме составило 52,3%. Однако собственный капитал Корпорации также вырос в отчетном году более чем на 9,7% по сравнению с прошлым годом — до 449,9 млн долларов США. Рост в первую очередь связан с полученной и нераспределенной в 2007 году чистой прибылью. Нераспределенная прибыль выросла на 12,7%, или на 48,7 млн долларов США в абсолютных величинах. В результате за отчетный период коэффициент отношения заемных средств к собственному капиталу существенно не изменился и составил 3,17 по сравнению с 2,59 в предыдущем году.

Обязательства и собственный капитал Корпорации, млн долларов США


2000
1500
1000
500
0
2004
2005
2006
2007
Собственный капитал
Заемные средства

8.2.2.1. Собственный капитал

[redacted] Уставный капитал ОАО «Корпорация «Иркут» разделен на 978 131 612 обыкновенных именных акций, номинальной стоимостью 3 рубля каждая.

Тыс. долларов США	**2007**	**2006**	**2005**	**2004**
Уставный капитал	103 811	103 811	103 811	93 438
Добавочный капитал	97 532	97 532	97 532	41 767
Резерв под переоценку	17 741	17 741	17 741	–
Резерв по курсовым разницам	12 684	6 509	(773)	2 479
Накопленная прибыль (убытки)	184 971	141 106	97 918	16 163
Итого собственный капитал, распределяемый акционерам материнской компании	**416 739**	**366 699**	**316 229**	**153 847**
Доля меньшинства	33 166	43 421	39 640	18 547
Собственный капитал, итого	**449 905**	**410 120**	**355 869**	**172 394**

Нераспределенная прибыль отчетного периода в размере 43,9 млн долларов США отражена на балансе в качестве накопленной прибыли. Совокупная нераспределенная прибыль выросла на 31,1%, или 43,9 млн долларов США в абсолютных величинах. Кроме того, в результате положительных курсовых разниц в размере 6,2 млн долларов США увеличился резерв по курсовым разницам, составивший 12,7 млн долларов США.

В результате балансовая стоимость акционерного капитала увеличилась на 9,7% — до 449,9 млн долларов США по сравнению с 410,1 млн долларов США в 2006 году.

8.2.2.2. Финансовые обязательства.

Долгосрочные и краткосрочные кредиты и займы

Работа на рынке капитала

В 2007 году суммарный объем обязательств Корпорации составил 1 425,1 млн долларов США, что на 362,2 млн долларов США (или на 34,1%) больше, чем в 2006 году.

В 2007 году в финансировании ОАО «Корпорация «Иркут» произошли следующие существенные события:

- оформлены кредитные линии в Сбербанке России сроком до 2012 года на сумму 260 млн долларов США и сроком до 2010 года на сумму 240 млн долларов США;
- оформлена кредитная линия в ОАО «Банк «ВТБ» сроком до 2008 года на сумму 100 млн долларов США.

Тыс. долларов США	2007	2006	2005	2004
Краткосрочные заимствования	(314 036)	(91 642)	(75 881)	(272 231)
Долгосрочные заимствования	(680 954)	(561 808)	(529 144)	(249 949)
Общий долг, итого	**(994 990)**	**(653 450)**	**(605 025)**	**(522 180)**
Денежные средства и их эквиваленты	363 783	74 868	108 335	114 975
Краткосрочные инвестиции	288	1 365	21 837	438
Чистый долг, итого	**(630 919)**	**(577 217)**	**(474 853)**	**(406 767)**

Показатель чистого долга рассчитан как разница между суммарными долговыми обязательствами Корпорации и суммой денежных средств и их эквивалентов и текущих инвестиций. В 2007 году чистый долг составил 630,9 млн долларов США, что на 53,7 млн долларов США (или на 9,3%) больше, чем в 2006 году.

График погашения долга по годам


100%
80%
60%
40%
20%
0
2007
2008
2009
2010
2011
2012

Погашение за год

Долг на 31.12.2007

По итогам 2007 года портфель заимствований вырос на 341,5 млн долларов США (или на 52,3%) и составил 995,0 млн долларов США. Рост кредитного портфеля сопровождался значительным ростом величины наличных денег и денежного эквивалента. В результате чистый долг вырос на 53,7 млн долларов США.

Проводимая работа по расширению базы инвесторов и спектра инструментов позволила улучшить параметры заимствований. Средний срок заимствований последние два года был свыше двух лет. Необходимо подчеркнуть существенное уменьшение рисковой премии к базовой ставке (маржа к базовой ставке), которая снизилась на 10,2% и составила 2,9% по сравнению с 3,23% на начало года. Вместе с этим, ставка LIBOR уменьшилась на 12,3% — с 5,4 до 4,7%, что повлекло снижение средневзвешенной процентной ставки на 11,5% — до 7,6% по сравнению с 8,59% на конец предыдущего периода.

Вместе с тем продолжилась значительная реструктуризация кредитного портфеля. Во-первых, Корпорация стремится перейти к расчетам в единой валюте с покупателями, поставщиками и кредиторами. Так как более 90% выручки приходится на экспортные контракты, заключенные в долларах США, корпорация «Иркут» следует стратегии увеличения доли заимствований в этой валюте. Доля подобных заимствований составила 77,65% от общего кредитного портфеля по сравнению с 78,5% на конец 2006 года и 76,83% на конец 2005 года. Также продолжаются географическая диверсификация и диверсификация по типу заимствований. Так, например, доля публичных заимствований уменьшилась до 32,2% по сравнению с 37,9% на конец 2006 года.

Параметры кредитного портфеля Корпорации

	31.12.2007	31.12.2006	31.12.2005	31.12.2004
Средневзвешенный срок до погашения, мес.	28,44	27,33	35,67	21,44
Средневзвешенная процентная ставка, %	7,60	8,59	8,87	8,68
Ставка Libor 3 мес., %	4,70	5,36	4,51	2,53
Маржа к базовой ставке (Libor), %	2,90	3,23	4,36	6,15
Доля заимствований в долларах США, %	77,65	78,50	76,83	68,08
Доля заимствований в евро, %	1,72	0,75	0,00	0,00
Доля заимствований в рублях, %	20,63	20,75	23,17	31,92

Тыс. долларов США	2007	2006	2005	2004
Долгосрочные кредиты и займы	**680 954**	**561 808**	**529 144**	**249 949**
Обеспеченные кредиты	372 368	305 856	355 304	249 949
Необеспеченные банковские кредиты	26 570	2 588	59 514	–
Необеспеченные облигации	261 271	251 495	114 326	–
Прочие кредиты	–	1 869	–	–
Финансовый лизинг	20 745	–	–	–
Отложенные налоговые обязательства	**49 859**	**79 860**	**67 734**	**25 509**
Долгосрочные обязательства, всего	**730 813**	**641 668**	**596 878**	**275 458**

Долгосрочные обязательства

Долгосрочные обязательства в 2007 году увеличились на 89,1 млн долларов США, или на 13,9%. Увеличение произошло за счет реструктуризации долга. В 2007 году получено банковских кредитов на общую сумму 1 158,9 млн долларов США. Для сравнения, в 2006 году Корпорация взяла кредитов на общую сумму 454,9 млн долларов США и разместила кредитные ноты на 125 млн долларов США.

Текущие обязательства

В 2007 году текущие обязательства Корпорации увеличились на 64,8%, или на 273,0 млн долларов США в абсолютном выражении, и составили 694,3 млн долларов США. Такой рост произошел вследствие повышения уровня заимствований и выплат. В результате структура текущих обязательств изменилась. В 2006 году доля краткосрочных заимствований составляла 22%, торговая и прочая кредиторская задолженность — примерно 56%, другие обязательства, такие как доходы будущих лет, резервы и выбытие группы активов, — более 22%. В 2007 году эти пропорции существенно изменились. Доля краткосрочных заимствований выросла до 45%, тогда как прочая кредиторская задолженность и доля других обязательств упали до 52 и 2% соответственно.

Тыс. долларов США	2007	2006	2005	2004
Краткосрочные заимствования	**314 036**	**91 642**	**75 881**	**272 231**
Обеспеченные банковские кредиты	33 209	2 094	9 820	24 412
Необеспеченные банковские кредиты	3 006	45 388	24 058	10 797
Текущая часть долгосрочных обеспеченных банковских кредитов	65 599	30 723	16 000	178 123
Текущая часть долгосрочных необеспеченных банковских кредитов	31 435	11 946	23 512	–
Текущая часть необеспеченных облигаций	–	–	–	57 209
Текущая часть финансового лизинга	6 838	–	–	–
Другие займы	173 949	1 491	2 491	1 690
Кредиторская задолженность	**363 154**	**235 878**	**182 392**	**186 356**
Задолженность перед поставщиками и подрядчиками	180 757	162 514	126 873	134 133
Налог на прибыль и другие налоги к уплате	43 341	9 211	10 144	35 572
Накопленные расходы	11 524	27 897	20 982	6 646
Авансы от покупателей	95 878	23 241	16 869	2 900
Прочая задолженность	31 654	13 015	7 524	7 105
Доходы будущих периодов	**3 863**	**10 646**	**–**	**–**
Резервы	**13 197**	**9 914**	**8 833**	**9 830**
Обязательства выбывающей группы	**–**	**73 160**	**–**	**–**
Краткосрочные обязательства, всего	**694 250**	**421 240**	**267 106**	**468 417**

Краткосрочные кредиты и займы

Величина краткосрочных кредитов и займов увеличилась с 91,6 млн в 2006 году до 314,0 млн долларов США в 2007 году. Это увеличение связано с возрастающей потребностью Корпорации в финансировании своей производственной программы, а также с тем, что крупные кредиты и займы отражены в качестве текущей части банковских кредитов или облигаций начиная с 2007 года.

Торговая и прочая кредиторская задолженность

Торговая и прочая кредиторская задолженность выросла в 2007 году на 54,0% — с 235,9 млн до 363,2 млн долларов США. Это объясняется в первую очередь увеличением торговой кредиторской задолженности с 162,5 млн в 2006 году до 180,8 млн долларов США в 2007 году. Согласно большинству контрактов с поставщиками оплата товаров и услуг происходит после получения платежа от покупателей. Платежи от покупателей получены в конце 2007 года, и соответствующие транзакции с поставщиками проведены в начале 2008 года. Авансы от покупателей значительно выросли — с 23,2 млн в 2006 году до 95,9 млн долларов США в 2007 году, или более чем в 4 раза. Такое повышение обусловлено тем, что отгрузка компонентов в рамках лицензионного производства была запланирована на первый квартал 2008 года.

Резервы

В эту категорию входят гарантийные обязательства по производимой продукции. Продажи самолетов сопровождаются гарантией на срок от двенадцати до восемнадцати месяцев на соответствующие системы, комплектующие, оборудование и программное обеспечение, произведенные Корпорацией. Гарантийные обязательства распространяются на несоответствие продукции требованиям, а также дефекты материалов и производственный брак. Их сумма рассчитывается путем умножения количества месяцев, оставшихся до истечения гарантийного срока, на сумму ожидаемых ежемесячных гарантийных выплат, а также дополнительных сумм, если это необходимо по гарантиям, уровень претензий по которым выше обычного. В 2007 году объем резервов увеличился на 33,1% — с 9,9 млн в 2006 году до 13,2 млн долларов США.

8.2.3. Анализ рентабельности и ликвидности Корпорации

8.2.3.1.Анализ показателей рентабельности активов

[redacted] Политика управления ликвидностью, активами и долгом Корпорации оказывает влияние на показатели рентабельности.

	2007	2006	2005	2004
Рентабельность собственного капитала, %	10,82	10,53	23,80	39,70
Рентабельность активов, %	2,60	2,93	7,00	7,50
Рентабельность инвестированного капитала, %	3,37	4,06	8,83	9,84

[redacted] Показатели рентабельности активов демонстрируют небольшое изменение, вызванное падением доходности Корпорации и ростом ее долговой нагрузки, а также существенным ростом объемов инвестированного капитала и активов. [redacted] В результате рентабельность собственного капитала в 2007 году составила 10,8%, что немного выше, чем 10,5% в 2006 году. Рентабельность активов снизилась в 2007 году и составила 2,6% по сравнению с 2,9% в 2006 году. Основная причина такого изменения состоит в росте активов на 27,3%. Рентабельность инвестированного капитала, характеризующая доходность на привлеченный капитал, составила в 2007 году 3,4% против 4,1% в 2006 году. Уменьшение возникло вследствие медленного роста величины общего долга. [redacted] В заключение можно добавить, что, несмотря на некоторое снижение, в целом показатели рентабельности Корпорации остаются одними из самых высоких в мировой авиастроительной отрасли.

8.2.3.2. Анализ ликвидности

[redacted] В результате значительных инвестиций в оборотный капитал в 2007 году оборотные активы Корпорации выросли и составили 1 344,6 млн долларов США, что на 26% больше, чем в 2006 году.

Тыс. долларов США	**2007**	**2006**	**2005**	**2004**
Инвестиции	288	1 365	21 837	438
Запасы	716 246	633 359	540 367	259 540
Дебиторская задолженность	264 267	281 003	189 400	236 142
Денежные средства и их эквиваленты	363 783	74 868	108 335	114 975
Внеоборотные активы, готовые для продажи	–	76 792	10 387	–
Оборотные активы, всего	**1 344 584**	**1 067 387**	**870 326**	**611 095**
Краткосрочные заимствования	314 036	91 642	75 881	272 231
Кредиторская задолженность	363 154	235 878	182 392	186 356
Доходы будущих периодов	3 863	10 646	–	–
Резервы	13 197	9 914	8 833	9 830
Обязательства выбывающей группы	–	73 160	–	–
Краткосрочные обязательства, всего	**694 250**	**421 240**	**267 106**	**468 417**
Коэффициент текущей ликвидности	*1,94*	*2,53*	*3,26*	*1,30*
Коэффициент быстрой ликвидности	*0,90*	*1,03*	*1,15*	*0,75*
Коэффициент абсолютной ликвидности	*0,52*	*0,18*	*0,41*	*0,25*

[redacted] В то же время краткосрочные обязательства также увеличились до 694,3 млн долларов США. В результате коэффициент текущей ликвидности сократился с 2,53 в 2006 году до 1,94 в 2007 году. Этот коэффициент показывает, во сколько раз оборотные активы превышают краткосрочные обязательства, и значение, равное 1,94, говорит о достаточно высокой краткосрочной ликвидности активов Корпорации. Коэффициент быстрой ликвидности незначительно сократился с 1,03 до 0,90 из-за повышения в сумме текущих обязательств. Коэффициент абсолютной ликвидности увеличился с 0,18 в 2006 году до 0,52 в 2007 году в результате изменения кредитной политики.

8.2.3.3. Платежеспособность

[redacted] Несмотря на высокую долю заемного финансирования, Корпорация демонстрирует способность осуществлять необходимые платежи по обслуживанию своего долга. [redacted] Коэффициент покрытия процента, рассчитываемый как EBIT/процентные платежи, в 2007 году составил 1,87, что ниже показателей предыдущих лет. Вместе с тем чистый долг Корпорации лишь в 1,4 раза выше собственного капитала, а значит, более 70% долга может быть покрыто из собственных средств.

Конвертация A320-321

Переоборудование пассажирских самолетов Airbus в их грузовые модификации будет осуществляться в производственных центрах, организуемых в Германии и России. Выход первой конвертированной машины ожидается в 2012 году.



Коэффициент «долг к выручке» в отчетном году незначительно снизился по сравнению с 2006 годом и составил 0,62, оставшись в пределах допустимых ковенант, предусмотренных рядом публичных заимствований Корпорации (так, ковенанта по этому показателю по кредитным нотам равна 0,8). Вместе с тем коэффициент «долг к EBITDA» уменьшился до 4,75 по сравнению с 5,07 в 2006 году.

Показатели платежеспособности


6
5
4
3
2
1
0
2004
2005
2006
2007
Чистый долг/выручка
Чистый долг/капитал
Чистый долг/EBITDA
EBIT/процентные расходы

8.2.3.4. Анализ потоков денежных средств

Тыс. долларов США	2007	2006	2005	2004
ОПЕРАЦИОННАЯ ДЕЯТЕЛЬНОСТЬ				
Прибыль до налогообложения	**46 916**	**55 924**	**110 972**	**87 511**
Износ и амортизация	31 939	23 889	20 368	16 385
Чистые процентные расходы	53 974	34 147	47 176	58 076
Прочие корректировки	(30 052)	(15 345)	23 799	18 751
Прибыль от операционной деятельности до изменения рабочего капитала и резервов	**102 777**	**98 615**	**202 315**	**180 723**
Изменения в рабочем капитале	63 154	(132 178)	(224 753)	10 845
Денежный поток от операционной деятельности до уплаты налога на прибыль и процентов	**165 931**	**(33 563)**	**(22 438)**	**191 568**
Уплаченный налог на прибыль	(6 730)	(2 500)	(18 709)	(354)
Уплаченные проценты	(57 018)	(45 411)	(50 134)	(59 689)
Денежный поток от операционной деятельности	**102 183**	**(81 474)**	**(91 281)**	**131 525**
ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ				
Вложения в капитальные активы	(130 230)	(85 425)	(54 305)	(25 540)
Доход от инвестиционной деятельности	7 838	56 304	12 629	18 158
Денежный поток от инвестиционной деятельности	**(122 392)**	**(29 121)**	**(41 676)**	**(7 382)**
ФИНАНСОВАЯ ДЕЯТЕЛЬНОСТЬ				
Операции на долговом рынке	319 818	73 778	64 206	(73 356)
Операции с собственным капиталом	–	–	63 067	49 946
Денежный поток от финансовой деятельности	**319 818**	**73 778**	**127 273**	**(23 410)**
Чистое увеличение денежных средств и их эквивалентов	299 609	(36 817)	(5 684)	100 733
Свободный денежный поток	**(31 427)**	**(131 225)**	**(135 282)**	**126 828**

Операционная деятельность

[redacted] В 2007 году в результате своей операционной деятельности Корпорация получила 102,8 млн долларов США. При этом 63,2 млн долларов США получены из рабочего капитала за счет изменений в дебиторской/кредиторской задолженности и резервах. После чего, 63,7 млн долларов США уплачено в виде налогов и процентов. Таким образом, очищенный от рабочего капитала, налогов и процентов приток денежных средств по основной деятельности составил 102,2 млн долларов США. [redacted] На финансирование своей инвестиционной деятельности (капитальные вложения, приобретение дочерних компаний и другие инвестиционные проекты) Корпорация потратила 130,2 млн, что на 44,8 млн долларов США больше чем в 2006 году. Однако итоговый инвестиционный денежный отток составил лишь 122,4 млн долларов США против 29,1 млн долларов США в 2006 году. Это объясняется поступлениями от распоряжения имуществом, машинами и оборудованием в 2006 году. [redacted] Увеличившаяся потребность Корпорации в оборотных средствах, в свою очередь вызвала необходимость привлечения значительных ресурсов на рынках капитала. Финансовая деятельность Корпорации была направлена на привлечение средств для обеспечения производственной деятельности по выполнению текущих контрактов, финансирования оборотных средств, а также закупок материалов и комплектующих для начала работы по новым контрактам. Таким образом, дефицит денежных средств по финансированию инвестиционной деятельности, не покрытый операционной деятельностью (в сумме 20,2 млн долларов США), был восполнен только за счет долга. В результате финансовой деятельности Корпорация привлекла 1158,9 млн. долларов США и погасила кредитов и займов на сумму 843,8 млн долларов США, что в результате дало приток по финансовой деятельности в размере 315,1 млн долларов США. При этом общий финансовый долг компании вырос на 341,5 млн долларов США — с 653,5 млн до 995,0 млн. [redacted] Свободный денежный поток в 2007 году также представлял собой отрицательную величину размером 31,4 млн долларов США. Отрицательная величина денежного потока подтверждает, что Корпорация в 2007 году произвела значительные инвестиции во внеоборотные активы, закупила необходимые материалы и комплектующие. В будущем Корпорация надеется синхронизировать график производства и отгрузок продукции, чтобы избежать сильной волатильности денежных потоков и необходимости финансировать такие значительные объемы оборотных средств.

Показатели движения денежных средств операционной деятельности, млн долларов США


250
200
150
100
50
0
-50
-100
-150
-200
-250
2004
2005
2006
2007
Прибыль от операционной деятельности до изменения рабочего капитала и резервов
Изменение в рабочем капитале
Уплаченные налоги и проценты

8.3. Анализ рисков корпорации «Иркут»

Корпорация «Иркут», как и любое предприятие, функционирующее в рыночной среде, в процессе своей деятельности сталкивается с воздействием политических, экономических, рыночных и других факторов. В связи с этим Корпорация подвержена ряду рисков, которые могут отразиться на ее финансовом благополучии.

Политические риски

Внешний политический риск. Сфера торговли вооружением подлежит строгому государственному регулированию и контролю, причем не только со стороны страны-поставщика и страны-импортера, но и со стороны международных организаций. Поэтому заключение контрактов на поставку военной техники напрямую зависит как от дипломатических отношений между Российской Федерацией и странами — потенциальными покупателями, так и от геополитической ситуации в мире.

В настоящее время основными заказчиками продукции Корпорации являются страны Азии и развивающиеся страны. Ухудшение политической ситуации в любом из регионов-контрагентов может повлечь различные неблагоприятные последствия вплоть до применения международных санкций (например, в форме запрета на поставку военной техники в отдельные государства), что, в свою очередь, может послужить причиной невыполнения обязательств по договорам и сокращений объема портфеля заказов. Этот риск усиливается зависимостью Корпорации от немногочисленного числа потребителей.

В целях минимизации внешних политических рисков Корпорация проводит дальнейшую диверсификацию по потребителям и регионам, ориентируясь не только на традиционное направление Юго-Восточной Азии, но и на новые регионы, в том числе Северную Африку, сотрудничает с развивающимися странами. На конец 2007 года доля Индии в общем портфеле заказов Корпорации составляла около 60%, тогда как в 2004 году была почти 90%.

Также важным фактором, который может оказать непосредственное влияние на финансовые результаты деятельности Корпорации, является **политика государства в области военных расходов**. В отличие от большинства мировых авиастроительных компаний, корпорация «Иркут» большую часть своей выручки получает за счет экспортных контрактов. Кроме того, отсутствие на вооружении Военно-воздушных сил России истребителей Су-30МКИ для многих стран может быть препятствием для рассмотрения его в тендере в качестве претендента на поставку, что может ограничивать экспортный потенциал этой машины.

Для минимизации рисков, связанных с государственным контролем и регулированием в области производства и продажи военной авиатехники, стратегия Корпорации направлена на дальнейшую диверсификацию производства, разработку продукции гражданского и двойного назначения и увеличение доли гражданской продукции в выручке Корпорации. Одним из значительных шагов в диверсификации продуктового ряда можно считать появление в 2005 году продукта Як-130. В марте 2006 года подписан первый экспортный контракт на поставку.

Проблема информационной прозрачности. В связи с тем, что отрасль авиастроения, в особенности военного, является стратегически важной для обеспечения обороноспособности государства, сведения о подобной деятельности могут быть отнесены к государственной тайне. Таким образом, доступ к определенному объему информации, который может иметь существенное влияние на условия инвестирования, в зависимости от наличия определенных законодательством обстоятельств, может быть ограничен. Тем не менее ОАО «Корпорация «Иркут» является самой прозрачной компанией военно-промышленного сектора Российской Федерации и делает все возможное, чтобы максимально раскрывать информацию для своих инвесторов и акционеров.

Рыночные риски

Рыночный риск для корпорации «Иркут» заключается в изменении рыночных цен, а также изменении таможенных пошлин, процентных ставок, курса акций. **Процентный риск** — риск изменения процентных ставок. Характер производственного цикла Корпорации предполагает необходимость использования значительных объемов заемных средств для финансирования операционной деятельности. Привлекаемые кредиты, а также долговые ценные бумаги, выпускаемые Корпорацией, номинированы как в российских рублях, так и в иностранной валюте. При этом многие контракты заключены с использованием плавающей процентной ставки (LIBOR). Поэтому рост процентных ставок влечет за собой увеличение стоимости финансирования, что может оказать неблагоприятное влияние на финансовые результаты деятельности Корпорации. У Корпорации нет внешней стратегии, определяющей величину риска, по которой должны определяться ставки — фиксированные или плавающие. Однако во время организации нового кредита менеджмент руководствуется собственным видением для решения брать ли фиксированную или плавающую ставку, что будет наиболее благоприятно для Корпорации на предполагаемый период до прекращения обязательств. При этом корпорация «Иркут» имеет достаточно высокий финансовый рычаг по сравнению с другими компаниями отрасли, поэтому рост стоимости финансирования может поставить Корпорацию в относительно невыгодное положение по сравнению с конкурентами, обладающими меньшим уровнем долга. В целях снижения риска отрицательного влияния изменения процентных ставок на деятельность Корпорации мы диверсифицируем кредитный портфель; привлекаем кредиты, номинированные в различных валютах; расширяем сотрудничество с российскими и зарубежными банками; активно используем иные способы привлечения финансирования, в частности, облигационные займы и другие публичные заимствования. **Валютный риск** — риск изменения курсов валют. Корпорация подвержена валютному риску во время продаж, приобретения и заимствований из-за разницы в валютных курсах. Контракты Корпорации и выручка в большинстве своем номинированы в долларах США, в то время как больше половины издержек Корпорация несет в рублях. Поэтому колебания обменного курса могут отразиться на финансовых результатах деятельности. Укрепление рубля негативно скажется на финансовых показателях, уменьшив маржу прибыли. Кроме того, это ухудшит конкурентную позицию корпорации «Иркут» на мировом рынке. В целях снижения валютных рисков Корпорация предпринимает следующие меры:

- сохранение оптимального равновесия (соотношения) валютных активов и пассивов Корпорации;
- формирование пассивов в иностранной валюте (расчеты с поставщиками товарно-материальных ценностей, по кредитам и займам осуществляются в рублях с привязкой к курсу доллара США);
- использование в заключаемых контрактах валютной оговорки (в случае резкого изменения валютного курса сумма контракта пересматривается);
- диверсификация долговых обязательств по валютам и долговым инструментам;
- использование хеджирования для снижения валютных рисков.

Ценовой риск — риск изменения цен товаров. Корпорация подвержена риску повышения цен на компоненты и сырье, включая титан и алюминий. Увеличение цены на компоненты и комплектующие может негативно отразиться на финансовых результатах деятельности, поэтому Корпорация минимизирует ценовые риски путем заключения долгосрочных контрактов с поставщиками покупных комплектующих изделий.

[redacted] Также в целях минимизации данного риска Корпорацией проводятся следующие мероприятия:

- реализация долгосрочных программ производства, обеспеченных уже заключенными контрактами;
- разработка программ по снижению затрат на производство продукции;
- проведение активной инвестиционной политики в части технического и технологического перевооружения производственной базы в целях повышения конкурентоспособности предприятия.

Отраслевой риск

[redacted] **Отраслевой риск** — риск, свойственный только данной отрасли. [redacted] Долгосрочная конкурентоспособность на мировом рынке как российской авиастроительной отрасли в целом, так и корпорации «Иркут» в частности тесно связана с проблемой создания истребителя пятого поколения. Запаздывание российского авиапрома в этом направлении, а также наличие реально существующих разработок у ведущих мировых компаний может в будущем резко ухудшить позиции российских компаний на мировом рынке. [redacted] Долгосрочная стратегия Корпорации предусматривает проведение мероприятий, направленных на выравнивание соотношения объемов выпускаемой гражданской и военной продукции, на развитие гражданских программ и диверсификацию продуктового ряда. [redacted] Реализация данной стратегии также связана для Корпорации с определенными рисками. Внедрение инноваций и реструктуризация производства в данной сфере вызывает необходимость осуществления значительных капитальных вложений, а отвлечение большого количества финансовых средств на реализацию указанных программ может повлечь сокращение прибыли. Рынок гражданской авиационной техники является сформировавшимся, и выход на него новых участников в значительной степени затруднен ввиду наличия большого количества известных компаний-производителей и жесткой конкуренции. Несмотря на то что Корпорация предприняла ряд мер, направленных на минимизацию вышеуказанного риска (например, внедрение самых передовых научно-технических и опытно-конструкторских разработок, заключение ряда договоров о сотрудничестве с другими производителями аналогичной продукции), полностью исключить возможность возникновения сложностей с реализацией бизнес-стратегии нельзя.

Риски, связанные с операционной деятельностью

[redacted] **Производственный риск** — риск невыполнения планируемых объемов работ и/или увеличения затрат, недостатки производственного планирования и, как следствие, увеличение текущих расходов предприятия. [redacted] Зачастую риск невыполнения запланированных объемов работ в авиастроении нивелируется гарантией третьей стороны. В случае военного авиастроения этим гарантом выступает государство, а в случае России — государство в лице ФГУП «Рособоронэкспорт». Рособоронэкспорт является гарантом исполнения контрактов Корпорации, что, в свою очередь, становится залогом доверия к России как к надежному партнеру. Рособоронэкспорт обычно полностью проверяет предприятие, прежде чем передать ему экспортный контракт. [redacted] С другой стороны, все предприятия военно-промышленного комплекса не в состоянии сгенерировать достаточное количество собственных средств, чтобы завершать проекты в форс-мажорных обстоятельствах. В данном случае Рособоронэкспорт выступает как гарант не для иностранных заказчиков, а как гарант для самих производителей. [redacted] Для минимизации производственного риска, связанного с поломкой и простоем оборудования, а также для соответствия техническим требованиям заказчика Корпорацией осуществляется модернизация устаревших производственных мощностей, постепенный переход на новые, более современные технологии.

Также к производственному риску можно отнести и **риск зависимости от третьей стороны.** Перебои с поставками материалов и комплектующих могут отрицательно повлиять на исполнение Корпорацией своих обязательств перед покупателями. Многие из материалов и комплектующих, используемых Корпорацией в настоящее время, производятся только одним поставщиком, что является фактором риска производственной деятельности. С другой стороны, практически по всем таким материалам и комплектующим Корпорация является единственным потребителем и ключевым клиентом для поставщиков. Кроме того, работа с ними ведется уже много лет. При этом практически не используется импортное сырье, поэтому риск срыва поставок или поставки некачественных материалов минимален. **Риск дефолта.** Производственный цикл по основным видам продукции Корпорации длится более 15 месяцев. При этом авансовые платежи не покрывают всех необходимых для производства расходов. Поэтому закупка комплектующих и сырья для производства продукции осуществляется как за счет авансовых платежей, так и за счет кредитов банков, которые активно используются Корпорацией. Кредиты погашаются из выручки, получаемой по контрактам. Деятельность Корпорации предусматривает поддержание постоянного объема долгового финансирования производства. Необходимо иметь в виду тот факт, что Корпорация имеет достаточно большой объем заимствований и высокое соотношение заемного и собственного капитала. Осуществление выплат по всем кредитным договорам и договорам займа единовременно может привести к финансовым затруднениям для Корпорации. **Кредитный риск** — риск неисполнения дебитором или контрагентом по сделке своих обязательств перед организацией, то есть риск возникновения дефолта дебитора или контрагента. Так как большую часть продаж Корпорации составляет военная авиационная техника, а заказчиками являются министерства обороны других стран, следовательно, исполнение обязательств по заключенным контрактам гарантируется правительствами соответствующих стран. Поэтому риск неплатежей со стороны контрагентов можно считать минимальным. Существует риск возможной ответственности Корпорации по долгам третьих лиц, поскольку она выступает поручителем по ряду обязательств аффилированных с ней компаний. Размер данных обязательств очень незначителен в и случае наступления ответственности Корпорации по данным обязательствам не окажет существенного влияния на финансовые результаты его деятельности. **Юридический риск.** Основная деятельность Корпорации — производство авиационной техники — подлежит лицензированию. Опыт продления указанной лицензии позволяет предположить, что требования к лицензированию данного вида деятельности не претерпят существенных изменений.



Консолидированная финансовая отчетность

Пояснение к переводу

Консолидированная финансовая отчетность ОАО «Научно-производственная корпорация «ИРКУТ» за 2007 год, подготовленная в соответствии с Международными стандартами финансовой отчетности, и аудиторское заключение были составлены на английском языке. Прилагаемый перевод данных документов подготовлен исключительно для удобства пользователей. В случае каких-либо расхождений между русским и английским текстом английский текстами однозначно имеет преимущественную силу.

Аудиторское заключение

Совету директоров
ОАО «Научно-производственная корпорация «ИРКУТ»

Мы провели аудит прилагаемой консолидированной финансовой отчетности ОАО «Научно-производственная корпорация «ИРКУТ» (далее «Компания») и его дочерних компаний (далее «Группа»). Данная консолидированная финансовая отчетность включает консолидированный баланс по состоянию на 31 декабря 2007 года и консолидированный отчет о прибылях и убытках, консолидированный отчет об изменениях в капитале и консолидированный отчет о движении денежных средств за 2007 год, а также перечень основных положений учетной политики и прочие комментарии поясняющего характера.

Ответственность руководства за финансовую отчетность

Ответственность за подготовку и беспристрастное представление данной консолидированной финансовой отчетности в соответствии с Международными стандартами финансовой отчетности несет руководство Группы. Эта ответственность включает разработку, внедрение и проведение процедур внутреннего контроля, относящихся к подготовке и представлению достоверной финансовой отчетности, не содержащей существенных искажений, возникающих в результате мошенничества или ошибки; выбор и применение соответствующих положений учетной политики; применении учетных оценок, необходимых в сложившихся обстоятельствах.

Ответственность аудиторов

Наша ответственность заключается в том, чтобы выразить мнение о данной консолидированной финансовой отчетности на основе проведенного аудита. Мы проводили аудит в соответствии с Международными стандартами аудита. Данные стандарты требуют, чтобы мы соответствовали этическим требованиям и планировали и проводили аудит таким образом, чтобы получить достаточную уверенность в том, что финансовая отчетность не содержит существенных искажений. Аудит включает проведение процедур по получению аудиторских доказательств по числовым данным и раскрытиям, содержащимся в финансовой отчетности. Выбранные процедуры основывались на суждении аудитора, включая оценку риска существенного искажения финансовой отчетности в результате мошенничества или ошибки. При оценке риска аудиторы рассматривают осуществление внутреннего контроля за подготовкой и достоверным представлением финансовой отчетности для разработки аудиторских процедур, а не для выражения мнения о его эффективности. Кроме того, аудит включает оценку обоснованности применения принципов бухгалтерского учета, использованных при составлении отчетности, и правильность важнейших оценок, сделанных руководством Компании, а также оценку представления финансовой отчетности в целом. Мы полагаем, что проведенный нами аудит дает необходимые и достаточные основания для того, чтобы выразить мнение о прилагаемой отчетности.

Мнение

По нашему мнению, консолидированная финансовая отчетность Группы справедливо отражает во всех существенных аспектах финансовое состояние Группы на 31 декабря 2007 года, а также консолидированные результаты деятельности и движение денежных средств за прошедший год в соответствии с Международными стандартами финансовой отчетности.

КПМГ Лимитед
30 мая 2008 года

Консолидированный баланс по состоянию на 31 декабря 2007 года

Тыс. долларов США	Прим.	2007	2006
АКТИВЫ			
Внеоборотные активы			
Основные средства	12	318 000	224 423
Инвестиционная собственность	13	21 449	15 804
Нематериальные активы	14	171 307	146 523
Прочие инвестиции и внеоборотные финансовые активы	15	16 264	13 604
Отложенные налоговые активы	16	3 364	5 287
		530 384	**405 641**
Оборотные активы			
Инвестиции	15	288	1 365
Запасы	17	716 246	633 359
Дебиторская задолженность	18	264 267	281 003
Денежные средства и их эквиваленты	19	363 783	74 868
Группа активов, классифицированная как предназначенная для продажи	6	–	76 792
		1 344 584	**1 067 387**
Итого активы		**1 874 968**	**1 473 028**

Консолидированный баланс по состоянию на 31 декабря 2007 года (продолжение)

Тыс. долларов США	Прим.	2007	2006
КАПИТАЛ И ОБЯЗАТЕЛЬСТВА			
Капитал	20		
Уставный капитал		103 811	103 811
Добавочный капитал		97 532	97 532
Резерв по переоценке		17 741	17 741
Резерв по курсовым разницам		12 684	6 509
Нераспределенная прибыль		184 971	141 106
Всего капитал, распределяемый акционерам материнской компании		**416 739**	**366 699**
Доля меньшинства		33 166	43 421
Итого капитал		**449 905**	**410 120**
Долгосрочные обязательства			
Кредиты и займы	22	680 954	561 808
Обязательства по отложенному налогу	16	49 859	79 860
		730 813	**641 668**
Краткосрочные обязательства			
Кредиты и займы	22	314 036	91 642
Кредиторская задолженность	23	363 154	235 878
Доходы будущих периодов		3 863	10 646
Резервы	24	13 197	9 914
Группа обязательства, классифицированная как предназначенная для продажи	6	–	73 160
		694 250	**421 240**
Итого капитал и обязательства		**1 874 968**	**1 473 028**

Данные консолидированного баланса должны рассматриваться совместно с примечаниями на стр. 108–148, которые являются неотъемлемой частью данной консолидированной отчетности.

Консолидированный отчет о движении денежных средств за год, окончившийся 31 декабря 2007 года

Тыс. долларов США	2007	2006
ОПЕРАЦИОННАЯ ДЕЯТЕЛЬНОСТЬ		
Прибыль до налогообложения	**46 916**	**55 924**
Корректировки на:		
износ и амортизация	31 939	23 889
нереализованная курсовая разница	(23 602)	(3 665)
обесценение капитализированных затрат на НИОКР	248	–
обесценение займов и дебиторской задолженности	60	177
прибыль от продажи дочерней компании	(6 961)	–
прибыль/убыток от выбытия основных средств и активов, предназначенных для продажи	(381)	(10 655)
доход от инвестиций	(1 236)	(4 539)
расходы по процентам	84 442	68 066
государственная помощь по компенсации расходов по процентам	(25 134)	(20 898)
доходы по процентам	(5 334)	(13 021)
стоимость опытно-конструкторских работ	5 658	6 611
прибыль от переоценки инвестиционной собственности	(3 838)	(3 274)
Прибыль от операционной деятельности до изменения рабочего капитала и резервов	**102 777**	**98 615**
Изменение в запасах	(83 788)	(101 136)
Изменение в дебиторской задолженности	20 992	(141 234)
Изменение в кредиторской задолженности	129 450	98 465
Изменение доходов будущих периодов	(6 783)	10 646
Изменение в резервах	3 283	1 081
Денежный поток от операционной деятельности до уплаты налога на прибыль и процентов	**165 931**	**(33 563)**
Уплаченный налог на прибыль	(6 730)	(2 500)
Уплаченные проценты, с учетом полученной государственной помощи	(57 018)	(45 411)
Денежный поток от операционной деятельности	**102 183**	**(81 474)**

Консолидированный отчет о движении денежных средств за год, окончившийся 31 декабря 2007 года (продолжение)

Тыс. долларов США	2007	2006
ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ		
Поступление от выбытия основных средств и активов, предназначенных для продажи	1 516	36 099
Поступление от продажи дочерней компании	2 892	–
Приобретение основных средств	(101 985)	(65 574)
Приобретение нематериальных активов и НИОКР-документации	(28 245)	(19 851)
Дивиденды полученные	50	–
Займы, погашенные связанными сторонами	–	(445)
Чистые поступления/выбытия от приобретения/выбытия инвестиций	(1 904)	7 629
Полученные проценты	5 284	13 021
Денежный поток от инвестиционной деятельности	**(122 392)**	**(29 121)**
ФИНАНСОВАЯ ДЕЯТЕЛЬНОСТЬ		
Привлечение кредитов	1 158 920	579 985
Погашение кредитов	(843 842)	(506 207)
Поступления от аренды	10 110	–
Выплаченные дивиденды	(5 370)	–
Денежный поток от финансовой деятельности	**319 818**	**73 778**
Чистое уменьшение денежных средств и их эквивалентов	299 609	(36 817)
Денежные средства и их эквиваленты на начало года	75 200	108 335
Эффект изменения курсов валют на остаток денежных средств	(11 026)	3 682
Денежные средства и их эквиваленты на конец года (примечание 19)	**363 783**	**75 200**

Данные консолидированного отчета о движении денежных средств должны рассматриваться совместно с примечаниями на стр. 108–148, которые являются неотъемлемой частью данной консолидированной отчетности.

Консолидированный отчет о прибылях и убытках за год, окончившийся 31 декабря 2007 года

Тыс. долларов США	Прим.	2006	2007
Выручка	7	1 022 644	832 107
Себестоимость		(715 856)	(537 185)
Валовая прибыль		**306 788**	**294 922**
Расходы на НИОКР		(5 658)	(6 611)
Коммерческие расходы		(94 054)	(107 218)
Управленческие расходы		(124 358)	(93 260)
Налоги, кроме налога на прибыль		(7 830)	(5 217)
Прочие операционные расходы	9	5 514	(1 644)
Прибыль от операционной деятельности		**80 402**	**80 972**
Финансовые доходы	10	25 822	22 120
Финансовые расходы	10	(59 308)	(47 168)
Прибыль до налогообложения		**46 916**	**55 924**
Расход по налогу на прибыль	11	(9 001)	(12 197)
Чистая прибыль за год		**37 915**	**43 727**
Распределяемая:			
акционерам материнской компании		48 658	43 188
доля меньшинства		(10 743)	539
		37 915	**43 727**
Базовая и разводненная прибыль на акцию (долл. США)	21	0,050	0,044

Консолидированная финансовая отчетность была утверждена 23 мая 2008 года:

Елисеев Д. А.
Вице-президент
по корпоративным финансам

Данные консолидированного отчета о прибылях и убытках должны рассматриваться совместно с примечаниями на стр. 108–148, которые являются неотъемлемой частью данной консолидированной отчетности.

Консолидированный отчет об изменениях в капитале за год, окончившийся 31 декабря 2007 года

Тыс. долларов США	Капитал, принадлежащий акционерам материнской компании						Доля меньшинства	Итого
	Уставный капитал	Добавочный капитал	Резерв по переоценке	Резерв по курсовым разницам	Нераспределенная прибыль/ (накопленные убытки)	Итого		
Остаток на 1 января 2006 года	**103 811**	**97 532**	**17 741**	**(773)**	**97 918**	**316 229**	**39 640**	**355 869**
Чистая прибыль за период	–	–	–	–	43 188	43 188	539	43 727
Курсовые разницы	–	–	–	7 282	–	7 282	3 242	10 524
Всего признано доходов и расходов						50 470	3 781	54 251
Остаток на 31 декабря 2006 года	**103 811**	**97 532**	**17 741**	**6 509**	**141 106**	**366 699**	**43 421**	**410 120**
Чистая прибыль за период	–	–	–	–	48 658	48 658	(10 743)	37 915
Продажа дочерней компании	–	–	–	–	–	–	(1 481)	(1 481)
Курсовые разницы	–	–	–	6 175	–	6 175	2 546	8 721
Всего признано доходов и расходов	–	–	–	–	–	54 833	(9 678)	45 155
Дивиденды акционерам	–	–	–	–	(4 793)	(4 793)	(577)	(5 370)
Остаток на 31 декабря 2007 года	**103 811**	**97 532**	**17 741**	**12 684**	**184 971**	**416 739**	**33 166**	**449 905**

Данные консолидированного отчета об изменениях в капитале должны рассматриваться совместно с примечаниями на стр. 108–148, которые являются неотъемлемой частью данной консолидированной отчетности.

Примечания к консолидированной финансовой отчетности за год, окончившийся 31 декабря 2007 года

1. Введение

(а) Организация и виды деятельности

Открытое акционерное общество «Научно-производственная корпорация «Иркут» (далее — «Компания») было учреждено в качестве акционерного общества на основании Указа Президента РФ и Программы государственной приватизации 1992 года. Основной вид деятельности Компании — строительство военных и гражданских самолетов по контрактам, заключаемым с Правительством РФ и правительствами иностранных государств. Компания и ее дочерние предприятия (далее совместно именуемые «Группа») также занимаются научно-исследовательскими и опытно-конструкторскими работами по военным и гражданским самолетам. Эти научно-исследовательские и опытно-конструкторские работы выполняются для внутренних целей Группы. В соответствии с законодательством Российской Федерации поставки военного оборудования правительствам иностранных государств находятся в ведении Правительства РФ, и, следовательно, все контракты с правительствами иностранных государств заключаются через государственную организацию ФГУП «Рособоронэкспорт» (Рособоронэкспорт). Компания осуществляет деятельность в соответствии с лицензиями на производство и ремонт авиационной техники, предоставленными ФГУП «Росавиакосмос». Срок действия текущей лицензии истекает в марте 2009 года. Компания находится по адресу: Россия, 125315, г. Москва, Ленинградский пр-т, 68, стр. 1.

(b) Государственная тайна

Деятельность Группы по строительству и реализации военных самолетов регулируется Законом РФ о государственной тайне, подписанным Президентом РФ 21 июля 1993 года. Данный закон предусматривает, что информация о внешнеэкономической деятельности Российской Федерации, раскрытие которой может нанести какой-либо ущерб безопасности страны, является государственной тайной. Доступ к информации, являющейся государственной тайной, может быть предоставлен специальными органами государственной власти только организациям и физическим лицам, имеющим специальные лицензии на допуск к секретной информации. Кроме того, часть основных средств Компании относится к государственным военным объектам в составе мобилизационного резерва (далее — примечание 12(c)) и также попадает под действие Закона о государственной тайне. Законодательство ограничивает возможности Компании по реализации данных активов.

(c) Условия осуществления деятельности в Российской Федерации

В Российской Федерации происходят политические и экономические изменения, которые повлияли и могут продолжать в будущем влиять на деятельность компаний, осуществляющих свою деятельность в данных хозяйственных и экономических условиях. Таким образом, осуществление финансово-хозяйственной деятельности в России связано с существованием рисков, не типичных для других рынков. Данная консолидированная финансовая отчетность отражает текущую оценку руководством Компании возможного влияния существующих в России условий хозяйствования на результаты ее деятельности и ее финансовое положение. Фактическое влияние существующих и будущих условий хозяйствования может отличаться от текущих оценок руководства.

2. Принципы подготовки отчетности

(а) Применяемые стандарты

Данная консолидированная финансовая отчетность была подготовлена в соответствии с Международными стандартами финансовой отчетности (МСФО) и соответствующими поправками, принятыми Советом по международным стандартам финансовой отчетности (СМСФО).

(b) Принципы оценки

[redacted] Данная консолидированная финансовая отчетность подготовлена в соответствии с принципом учета по исторической стоимости, за исключением стоимости инвестиционной собственности, торговых ценных бумаг, оцениваемых по справедливой стоимости через прибыли и убытки, и вложений в ценные бумаги для дальнейшей перепродажи, отраженных по справедливой стоимости.

(c) Функциональная валюта и валюта представления отчетности

[redacted] Национальной валютой Российской Федерации является рубль. Функциональной валютой Материнской Компании, является доллар США, поскольку это отражает экономическую суть событий и обстоятельств, связанных с деятельностью Компании. [redacted] Доллар США также используется в качестве валюты представления информации в данной финансовой отчетности. Все суммы в долларах США округлены до тысяч. [redacted] Российский рубль не является свободно конвертируемой валютой за пределами Российской Федерации, и, соответственно, не следует рассматривать перевод показателей из российских рублей в доллары США как свидетельство того, что рублевые суммы были, могут быть или будут конвертированы в доллары США в соответствии с обменным курсом, указанным в настоящей консолидированной отчетности, или в соответствии с каким-либо иным обменным курсом.

(d) Использование оценок и суждений

[redacted] При подготовке прилагаемой отчетности, руководством Группы был сделан ряд оценок и допущений, которые влияют на отражение активов, обязательств, раскрытия условных активов и условных обязательств в соответствии с МСФО. Фактические результаты могут отличаться от указанных оценок. [redacted] В частности, информация о важнейших областях при оценке неопределенности и критических суждений при применении учетных принципов раскрыта в следующих примечаниях:

- примечание 3(n) и 7 — выручка;
- примечание 14 — нематериальные активы;
- примечание 24 — резервы;
- примечание 27 — условные обязательства.

3. Основные принципы учетной политики

[redacted] Следующие основные положения учетной политики Группы были последовательно применены при составлении консолидированной финансовой отчетности.

(a) Принцип консолидации

(i) Дочерние компании

[redacted] Дочерними обществами являются компании, контролируемые Группой. Компания является контролируемой в том случае, если Группа имеет возможность прямо или косвенно управлять финансовой и операционной деятельностью данной компании с целью извлечения прибыли. Финансовая отчетность дочерних обществ включена в консолидированную финансовую отчетность Группы начиная с даты установления такого контроля до даты, когда такой контроль прекращает существовать.

(ii) Операции, исключаемые при консолидации

[redacted] При подготовке данной консолидированной финансовой отчетности исключаются остатки по расчетам внутри Группы, операции внутри Группы, а также нереализованная прибыль от таких операций. Кроме того, исключаются нереализованные прибыли от операций с зависимыми и совместно контролируемыми обществами в размере доли Группы в этих обществах. Нереализованные прибыли от операций с зависимыми компаниями исключаются в корреспонденции с инвестициями в данные компании. Нереализованные убытки исключаются таким же образом, как и нереализованная прибыль, за исключением ситуации, когда отсутствует подтверждение обесценения активов.

(b) Операции в иностранной валюте

[redacted] Операции в иностранной валюте переводятся в функциональную валюту каждого предприятия Группы по обменному курсу, действовавшему на дату совершения операции. Денежные активы и обязательства в иностранной валюте переводятся в функциональную валюту по курсу, действовавшему на дату составления отчетности. Неденежные активы и обязательства, выраженные в иностранной валюте, отражаемые по справедливой стоимости, пересчитываются в функциональную валюту по курсу, действовавшему на дату определения справедливой стоимости. Курсовые разницы, возникающие при пересчете, отражаются в отчете о прибылях и убытках, за исключением курсовых разниц, возникающих при пересчете долевых инструментов, предназначенных для продажи. [redacted] Активы и обязательства компаний, функциональная валюта которых отличается от функциональной валюты Материнской компании, пересчитываются в доллары США по обменному курсу, действовавшему на конец отчетного года. Доходы и расходы пересчитываются в доллары США по курсам, которые приблизительно соответствуют курсам, действовавшим на дату совершения операций. Полученная в результате пересчета курсовая разница отражается непосредственно в капитале в резерве по курсовым разницам.

(c) Классификация активов и обязательств

[redacted] Производственный цикл по контрактам на строительство самолетов превышает один год. Активы, которые обоснованно предполагается реализовать в денежные средства или продать или использовать в течение производственного цикла деятельности, отражены в составе текущих активов. Обязательства, погашение которых обоснованно ожидается в течение производственного цикла деятельности, также отражены в составе краткосрочных обязательств.

(d) Основные средства

(i) Признание и оценка

[redacted] Объекты основных средств за исключением земли учитываются по первоначальной стоимости за вычетом накопленной амортизации и накопленных убытков от обесценения. [redacted] Первоначальная стоимость основных средств включает затраты, непосредственно относимые на их приобретение. Стоимость внутренне созданных основных средств включает прямые материальные и трудовые затраты и прочие затраты, непосредственно связанные с приведением актива в рабочее состояние, а также затраты на демонтаж и удаление объекта и восстановление занимаемого им участка. Купленное программное обеспечение, являющееся неотъемлемой частью функциональных возможностей связанного с ним оборудования, учитывается как часть того оборудования. Расходы на привлечение заемных средств, напрямую относящиеся к приобретению, строительству или производству квалифицируемого актива, капитализируются как часть стоимости этого актива. [redacted] В том случае, если объект основных средств состоит из нескольких компонентов, имеющих различный срок полезного использования, такие компоненты учитываются как отдельные объекты основных средств.

(ii) Последующие расходы

[redacted] Расходы, связанные с заменой части объекта основных средств, учитываются по первоначальной стоимости заменяемого компонента только в том случае, если существует вероятность того, что в будущем Группа получит экономические выгоды от использования данного компонента, и его стоимость будет надежно оценена. Стоимость текущего обслуживания основных средств признается в финансовых результатах в том периоде, когда ремонт был осуществлен.

(iii) Амортизация

[redacted] Амортизация на основные средства начисляется линейным способом в течение предполагаемого срока их полезного использования и относится на финансовый результат. [redacted] Начисление амортизации начинается с даты приобретения объекта основных средств или, в отношении внутренне созданных объектов основных средств, с момента ввода объекта в эксплуатацию. Земля не амортизируется. Объекты основных средств, взятые в лизинг, амортизируются в течение полезного срока использования, определяемого исходя из применяемого срока использования аналогичных объектов собственных основных средств. [redacted] Ниже представлена информация о сроках полезного использования различных активов за текущий и предыдущие периоды:

- здания 40–50 лет;
- машины и оборудование 5–20 лет.

(iv) Активы в лизинге

[redacted] Лизинг, по условиям которого к Группе переходят существенные риски и преимущества владения активом, классифицируется как финансовый лизинг. При первоначальном признании лизинговый актив оценивается по наименьшей из сумм его справедливой стоимости или текущей стоимости минимальных лизинговых платежей. Последующая оценка объекта основных средств производится в соответствии с учетной политикой предприятия, принятой в отношении аналогичных объектов, находящихся в собственности. [redacted] Прочий лизинг классифицируется как операционный и не отражается в балансе Группы.

(v) Реклассификация в категорию инвестиционной собственности

[redacted] Объект, строящийся для дальнейшего использования в качестве инвестиционной собственности, учитывается как основное средство до завершения строительства, далее объект переоценивается по справедливой стоимости и переклассифицируется как инвестиционная собственность. Все прибыли и убытки, возникающие в ходе переоценки, относятся на финансовый результат.

(e) Инвестиционная собственность

[redacted] Инвестиционная собственность — собственность, которая используется в целях получения арендной платы или для увеличения стоимости, или для того и другого, а не для использования в процессе производства или предоставления товаров и услуг, или в административных целях или продажи в ходе обычной хозяйственной деятельности. Инвестиционная собственность оценивается по справедливой стоимости, все изменения в справедливой стоимости отражаются в составе прибыли или убытка за период.

(f) Нематериальные активы

(i) НИОКР

[redacted] Расходы на научные исследования, направленные на получение новых научных или технических знаний, признаются в качестве расходов в отчете о прибылях и убытках в момент возникновения. [redacted] Расходы на опытно-конструкторские разработки, результаты исследований которых применяются для планирования или проектирования новых или улучшения существующих продуктов или процессов, за исключением разработок, осуществляемых в рамках договоров на строительство (см. учетную политику 3(n)), капитализируются в случае, если продукт или процесс обоснован с технической и коммерческой точек зрения и у Группы имеются достаточные ресурсы для завершения разработки. Сумма капитализируемых затрат включает прямые материальные и трудовые затраты, а также соответствующую долю накладных расходов и расходов на привлечение заемных средств, прямо относящихся к деятельности по разработке ОКР. Прочие затраты на разработки признаются в качестве расходов в отчете о прибылях и убытках в момент возникновения. [redacted] Капитализированные расходы на разработки отражаются по стоимости затрат за минусом накопленной амортизации и убытков от обесценения. Амортизация начисляется пропорционально планируемому объему производства и отражается в отчете о прибылях и убытках. Стоимость НИОКР тестируется на наличие признаков обесценения ежегодно до момента ввода в эксплуатацию. После ввода в эксплуатацию — по мере обнаружения событий или изменения обстоятельств, которые могут свидетельствовать о том, что балансовая стоимость может быть не возмещаемой.

(ii) Прочие нематериальные активы

[redacted] Прочие нематериальные активы учитываются по стоимости за минусом накопленной амортизации и/или убытков от обесценения. Нематериальные активы, которые имеют ограниченный срок использования, амортизируются линейным способом в течение срока их полезного использования, который составляет 3–5 лет. Нематериальные активы с неограниченным сроком использования не амортизируются, а проверяются на обесценение как минимум ежегодно.

(g) Отрицательная деловая репутация

[redacted] Отрицательная деловая репутация, полученная в результате приобретения компаний, отражает превышение справедливой стоимости приобретенных идентифицируемых чистых активов над стоимостью приобретения. Отрицательный гудвилл признается немедленно в отчете о прибылях и убытках.

(h) Финансовые инструменты

(i) Непроизводные финансовые инструменты

[redacted] Непроизводные финансовые инструменты включают инвестиции в уставный капитал, долговые ценные бумаги, дебиторскую задолженность, денежные средства и их эквиваленты, кредиты и займы, кредиторскую задолженность. [redacted] Непроизводные финансовые инструменты первоначально отражаются по справедливой стоимости плюс, для инструментов, отражаемых не по справедливой стоимости, с отнесением ее изменений на прибыль или убытки, любые непосредственно относящиеся операционные затраты, кроме описанных ниже. После первоначального признания финансовые инструменты учитываются, как описано ниже. [redacted] Финансовый инструмент признается, если Группа становится стороной по условиям договора. Признание финансового актива прекращается, если по договору истекают права Группы на получение денежных средств по финансовому активу или если Группа передает финансовый актив другой стороне, не сохраняя при этом контроль и все риски и выгоды владения этим активом. Регулярные закупки и продажи финансовых активов учитываются по состоянию на торговую дату, то есть на дату совершения сделки купли или продажи актива. Признание финансового обязательства прекращается, если обязательства Группы, определенные в договоре, истекают, прекращаются или аннулируются. [redacted] Денежные средства и их эквиваленты включают денежные средства на счетах и депозиты до востребования. Банковский овердрафт, подлежащий возмещению по требованию и формирующий неотъемлемую часть кэш-менеджмента Группы, включен как компонент денежных средств и их эквивалентов в для целей отчета о движении денежных средств. [redacted] Порядок учета финансовых доходов и расходов представлен в примечании 3(р).

Инвестиции, удерживаемые до погашения

[redacted] Если Группа имеет намерение и возможность держать долевые ценные бумаги до погашения, то они классифицируются как удерживаемые до погашения. Инвестиции, удерживаемые до погашения, учитываются по амортизированной стоимости, с использованием эффективной процентной ставки в течение срока до погашения за минусом убытков от обесценения.

Инвестиции, предназначенные для продажи.

[redacted] Все долевые ценные бумаги Группы и определенные долговые ценные бумаги классифицированы как финансовые активы, предназначенные для продажи. Последующая оценка осуществляется по справедливой стоимости, и все возникающие изменения, кроме убытков от обесценения (примечание 3(j)(i)), и изменения обменных курсов иностранной валюты (примечание 3(b)) по активам, предназначенным для перепродажи, признаются непосредственно в составе капитала. При прекращении признания инвестиции накопленная прибыль или убыток признается в отчете о прибылях или убытках. [redacted] Инвестиции в долевые ценные бумаги, которые не обращаются на организованном фондовом рынке и справедливая стоимость которых не может быть обоснованно рассчитана другими способами, учитываются по стоимости приобретения за минусом убытков от обесценения.

Инвестиции, учитываемые по справедливой стоимости с отнесением ее изменений на прибыль и убытки

[redacted] Инвестиции классифицируются как учитываемые по справедливой стоимости с отнесением ее изменений на прибыль и убытки, если они предназначены для торговли или предназначались при первоначальном признании. Финансовые инструменты отражаются по справедливой стоимости с отнесением ее изменений на прибыль или убытки, если Группа управляет такими инвестициями и принимает решения о покупке и продаже, основываясь на их справедливой стоимости. После первоначального признания соответствующие расходы по операциям признаются в составе прибыли или убытков за период. Финансовые инструменты, отражаемые по справедливой стоимости, изменения которой отражаются в составе прибыли или убытка, оцениваются по справедливой стоимости, все изменения учитываются в прибылях или убытках.

(i) Запасы

[redacted] Незавершенное производство по контрактам на строительство отражается по себестоимости плюс признанная прибыль за минусом резервов под ожидаемые убытки и выставленных счетов по выполненным этапам работ. Себестоимость включает все расходы, напрямую относящиеся к конкретным проектам, и долю постоянных и переменных накладных расходов, возникающих при выполнении контракта, с учетом нормальной производственной загрузки. [redacted] Прочие запасы учитываются по наименьшей из двух величин — по текущей стоимости или возможной цене реализации. Возможная цена реализации — это предполагаемая цена реализации при обычном ведении дел за вычетом возможных затрат на завершение работ и расходов на реализацию. [redacted] Стоимость запасов определяется по средней себестоимости закупок и включает расходы на приобретение запасов, их доставку и доведение до текущего состояния. Стоимость запасов собственного производства и стоимость незавершенного производства включает соответствующую долю накладных расходов, рассчитанных с учетом нормальной производственной загрузки. [redacted] Товарно-материальные запасы представлены в бухгалтерском балансе за вычетом полученных авансовых платежей по контрактам на строительство.

(j) Обесценение

(i) Финансовые активы

[redacted] Финансовый актив обесценивается, если существуют объективные признаки обесценения в результате одного или нескольких событий, оказывающих негативное влияние на предполагаемые будущие потоки денежных средств по данному финансовому активу. [redacted] Убыток от обесценения финансового актива, учитываемого по амортизированной стоимости, определяется как разность между балансовой стоимостью актива и дисконтированной стоимостью предполагаемых будущих потоков денежных средств, рассчитанной по исходной для данного актива эффективной ставке процента. Убыток от обесценения финансового актива, предназначенного для продажи, вычисляется исходя из его текущей справедливой стоимости. [redacted] Индивидуально значительные финансовые активы тестируются на обесценение на индивидуальной основе. Оставшиеся финансовые активы оцениваются совокупно в группах, в соответствии с уровнем кредитного риска. [redacted] Все расходы от обесценения признаются в отчете о прибылях и убытках. Все накопленные убытки, связанные с финансовыми активами, предназначенными для продажи, предварительно признаются в капитале, а затем переносятся в отчет о прибылях и убытках.



Бе-200

Многоцелевой самолет-амфибия может использоваться для тушения пожаров, выполнения поисково-спасательных операций, патрулирования прибрежных зон, экологического мониторинга.

(ii) Нефинансовые активы

[redacted] Балансовая стоимость нефинансовых активов Группы, за исключением инвестиционной собственности, запасов и отложенного налога, проверяется на наличие признаков обесценения на каждую отчетную дату. При выявлении таких признаков производится оценка возмещаемой суммы актива. [redacted] Убыток от обесценения признается, если балансовая стоимость актива или единицы, генерирующей денежные средства, превышают возмещаемую сумму актива. Генерирующая единица — это наименьшая идентифицируемая группа активов, обеспечивающая поступление денежных средств, в основном независимо от других активов или групп активов. Убытки от обесценения признаются в отчете о прибылях и убытках. Убыток от обесценения, признанный в отношении единицы, генерирующей денежные средства, в первую очередь уменьшает балансовую стоимость любой деловой репутации, распределенной на данную генерирующую единицу и затем на другие активы единицы (группы единиц) пропорционально их балансовой стоимости. [redacted] Возмещаемая сумма актива или единицы, генерирующей денежные средства, определяется как наибольшее значение из их стоимости использования и справедливой стоимости за вычетом затрат на продажу. Для оценки стоимости использования предполагаемые будущие потоки денежных средств дисконтируются для получения их текущей стоимости с использованием ставки до налога, отражающей текущие рыночные оценки временной стоимости денег и специфически присущих данному активу рисков. [redacted] Убытки от обесценения, признанные в предыдущие периоды, оцениваются на каждую отчетную дату для проверки признаков того, что убыток от обесценения, признанный в предыдущие периоды в отношении актива, больше не существует или уменьшился. Убыток от обесценения уменьшается (восстанавливается) при наличии признаков его отсутствия или вследствие изменения в оценках, используемых при определении возмещаемой суммы. Убыток от обесценения восстанавливается с учетом того, что балансовая стоимость актива не может превышать балансовую стоимость, которая была бы определена, за вычетом амортизации, если бы в предыдущие годы для актива не признавался убыток от обесценения.

(k) Дивиденды

[redacted] Дивиденды отражаются как обязательства в том периоде, когда они были объявлены.

(l) Выплаты сотрудникам

[redacted] Работники Группы имеют право на государственную пенсию, и Группа производит выплаты от их имени в Государственный пенсионный фонд Российской Федерации в соответствии с действующим законодательством, которые относятся на расходы по мере возникновения.

(m) Резервы

[redacted] Резерв отражается в балансе, когда у Компании возникает юридическое или фактическое обязательство в результате произошедшего события и существует вероятность того, что возникнет отток экономических выгод при выполнении данного обязательства. Если влияние существенно, резерв определяется путем дисконтирования ожидаемых будущих потоков денежных средств с применением ставки до налога, отражающей текущую оценку рыночной стоимости денег с учетом их временной стоимости и рисков, присущих данному обязательству. [redacted] Резерв на стандартные расходы по гарантийным обязательствам отражается в периоде реализации соответствующей продукции. Предполагаемые расходы по гарантийным обязательствам начисляются с учетом накопленного опыта Группы по гарантийному обслуживанию. Оценки корректируются по мере необходимости с учетом последующего опыта.

(n) Выручка

[redacted] Деятельность Группы главным образом представляет собой строительство самолетов по контрактам с фиксированной ценой. Выручка, получаемая по таким контрактам, признается по методу процента готовности, который определяется на основе соотношения общей суммы прямых затрат на материалы, заработную плату, проектирование по договору и разработку, понесенных до отчетной даты, к соответствующим общим расчетным затратам по контракту. Руководство полагает, что данный метод является наилучшим возможным способом оценки хода работ по выполнению контрактов. Маркетинговые расходы, понесенные по определенным контрактам, могут быть включены в расходы по этим контрактам только в случае, если они могут быть непосредственно ассоциированы с данными контрактами и высока вероятность их возмещения в результате осуществления данных контрактов. [redacted] Резерв на покрытие расчетных убытков по незавершенным контрактам, если таковые имеются, формируется в том периоде, когда эти убытки были определены. Изменение условий выполнения работ, условий контрактов и расчетной величины рентабельности, включая штрафные санкции, начисленные согласно положениям контрактов, если таковые имеются, а также окончательные расчеты по контракту может привести к пересмотру величины затрат и доходов. Результаты изменений отражаются в том периоде, когда был произведен пересмотр. [redacted] Выручка от продажи товаров отражается в отчете о прибылях и убытках, когда существенные риски и выгоды, относящиеся к праву собственности, переходят к покупателю. [redacted] Выручка от предоставляемых услуг отражается в отчете о прибылях и убытках по проценту готовности на отчетную дату.

(о) Прочие расходы

(i) Операционный лизинг

[redacted] Расходы, связанные с операционным лизингом, признаются в отчете о прибылях и убытках линейным методом на протяжении всего срока лизинга. Сумма льготы по лизингу отражается как неотъемлемая часть общих лизинговых платежей в течение всего срока договора.

(ii) Социальные расходы

[redacted] Поскольку социальные обязательства Группы приносят выгоду обществу в целом и не ограничены работникам, они отражаются в отчете о прибылях и убытках по мере возникновения.

(р) Финансовые доходы и расходы

[redacted] Финансовый доход включает процентный доход от инвестиционных фондов, дивиденды, прибыль от выбытия финансовых активов, предназначенных для продажи, изменения в справедливой стоимости финансовых активов, с отнесением изменений по ней на прибыль или убытки, и положительную курсовую разницу. Процентный доход рассчитывается по начислению, используя метод эффективной процентной ставки. Дивиденды признаются на дату, на которую установлено право Группы на их получение. [redacted] Финансовые расходы включают проценты по займам, полученные скидки на резервы, отрицательную курсовую разницу, изменения в справедливой стоимости финансовых активов, изменения в которой относятся на прибыль или убытки, и убытки от обесценения финансовых активов. Все затраты по займам отражаются в прибылях или убытках, используя метод эффективной ставки.

(q) Налог на прибыль

[redacted] Налог на прибыль за отчетный период включает сумму текущий и отложенный налог. Налог на прибыль отражается в отчете о прибылях, за исключением налога на прибыль, относящегося к операциям, отражаемым непосредственно в капитале, и, соответственно, отражаемого в капитале. [redacted] Текущий налог на прибыль — это ожидаемый налог, уплачиваемый из налогооблагаемого годового дохода с использованием налоговых ставок, фактически действующих на дату составления финансовой отчетности, включая корректировки по налогу на прибыль за предыдущие годы. [redacted] Отложенный налог рассчитывается, используя балансовый метод, и начисляется в отношении временных разниц, возникающих между балансовой стоимостью активов и обязательств для целей финансовой отчетности и их стоимостью, используемой для целей налогообложения. Следующие временные разницы не учитываются при расчете отложенного налога: деловая репутация, активы и обязательства, признание которых не влияет ни на бухгалтерскую, ни на налогооблагаемую прибыль, а также инвестиции в дочерние общества, по которым материнская компания в состоянии контролировать время реализации временной разницы, и такая реализация не предвидится в обозримом будущем. Размер отложенного налога определяется в зависимости от способа, которым предполагается реализовать или погасить балансовую стоимость активов или обязательств, исходя из налоговых ставок, действующих на дату составления финансовой отчетности. [redacted] Отложенный налоговый актив отражается только в той мере, в которой существует вероятность того, что в будущем будет получена налогооблагаемая прибыль, достаточная для использования данного актива. Размер отложенного налогового актива уменьшается в той мере, в какой уже не существует определенной вероятности того, что будет получена соответствующая выгода от реализации налогового актива.

(r) Государственная помощь

[redacted] Государственная помощь отражается в балансе первоначально как доходы будущих периодов, если существует достаточная уверенность, что она будет получена и Группа выполнит все условия для ее получения. Государственная помощь, которая компенсирует расходы Группы, признается как выручка в отчете о прибылях и убытках на систематической основе в тот период, в котором расходы были понесены. Государственная помощь, которая компенсирует Группе стоимость активов, уменьшает балансовую стоимость данных активов.

(s) Прибыль на одну акцию

[redacted] Группа представляет базовую и разводненную прибыль на одну акцию (EPS). Расчет базовой прибыли на одну акцию осуществляется путем деления прибыли или убытка, распределяемого акционерам Материнской компании, за год на средневзвешенное количество обыкновенных акций в обращении в течение года. Разводненная прибыль на акцию определяется путем корректировки прибыли или убытка, причитающиеся владельцам обыкновенных акций и средневзвешенное число обыкновенных акций, в целях отражения разводняющего эффекта, создаваемого всеми потенциальными обыкновенными акциями, которые включают опционы на акции, предоставленные служащим.

(t) Еще не применяемые новые стандарты и их интерпретация

[redacted] Следующие новые стандарты, изменения к стандартам и интерпретации, не действующие на 31 декабря 2007 года, не применялись при подготовке данной консолидированной финансовой отчетности. Группа находится в настоящее время в процессе оценки влияния этих изменений на финансовое состояние Группы и результаты ее деятельности.

- IFRS 8 «Операционные сегменты» будет действовать для годового периода с или после 1 января 2009 года. Стандарт вводит «управленческий подход» для сегментирования отчетности.
- Измененный IAS 23 «Расходы по займам» станет обязательным для финансовой отчетности Группы за 2009 год. Стандарт убирает опцию отнесение затрат по займам по мере их возникновения и требует капитализацию затрат по займам, непосредственно связанных с приобретением, строительством или производством квалифицированного актива, в качестве части стоимости актива.
- IFRIC 11 IFRS 2 — Группа и выкупленные собственные акции распространяется на отчетные периоды Группы, начинающиеся с 2008 года. Этот стандарт рассматривает выплаты на основе долевых инструментов. Применение данного стандарта не окажет влияния на отчетность группы.
- IFRIC 12 «Концессии на оказание услуг» станет обязательным для финансовой отчетности Группы

за 2008 год. Стандарт разъясняет, каким образом концессионерам следует учитывать принятые обязательства и права, полученные в рамках концессионных договоров оказания услуг. Применение данного стандарта не окажет влияния на отчетность группы.

- IFRIC 13 «Программа поощрения клиентов» станет обязательным для финансовой отчетности Группы за 2009 год, относится к программе поощрения клиентов. Применение данного стандарта не окажет влияния на отчетность группы.
- IFRS 3 «Объединение предприятий» будет применяться к операциям учета объединения предприятий, соглашения о которых заключены на или после 1 июля 2009 года. Целью этого стандарта является увеличение надежности, уместности и сравнимости информации, которую Группа представляет в своих финансовых отчетах об объединениях предприятий и их влиянии.

4. Определение справедливой стоимости

Ряд принципов учетной политики Группы и раскрытий требует определения справедливой стоимости как финансовых, так и нефинансовых активов и обязательств. Справедливая стоимость определяется для оценки или целей раскрытия, основываясь на следующих методах. Когда применимо, дальнейшая информация о предположениях, сделанных в определении справедливой стоимости, раскрыта в примечаниях, относящихся к определенному активу или обязательству.

(a) Справедливая стоимость основных средств

Справедливая стоимость основных средств, полученных в результате объединения предприятий, базируется на их рыночной стоимости. Рыночная стоимость объекта основных средств, определяется как сумма, на которую может быть осуществлен обмен актива, на дату оценки между хорошо осведомленными, заинтересованными и независимыми сторонами. Рыночная стоимость оборудования, оснастки основывается на публикуемых рыночных ценах на аналогичные объекты.

(b) Нематериальные активы

Справедливая стоимость прав на интеллектуальную собственность и патенты, приобретенные при объединении предприятий, основывается на дисконтированной оценке платежей (роялти), которые могут быть сокращены как результат владения правами на интеллектуальную собственность и патент. Справедливая стоимость прочих нематериальных активов основывается на дисконтирование предполагаемых будущих чистых денежных потоков от использования активов и продажи активов.

(c) Инвестиционная собственность

Оценка портфеля инвестиционной собственности Группы ежегодно проводится внешней независимой компанией, имеющей признанную и соответствующую профессиональную квалификацию, а также постоянный опыт работы в области оценки аналогичной недвижимости. Справедливая стоимость основывается на рыночной оценке, то есть на оцениваемой сумме, на которую можно обменять на дату оценки эту собственность между хорошо осведомленными, желающими совершить такую сделку и независимыми друг от друга сторонами.

При отсутствии действующих цен на активном рынке оценка осуществляется на основе прогноза дисконтированных денежных потоков, в основе которых лежат условия действующих договоров аренды.

(d) Инвестиции в капитал и долговые ценные бумаги

Справедливая стоимость финансовых активов, оцениваемых по справедливой стоимости через прибыль или убыток, инвестиций, удерживаемых до погашения, и финансовых активов, имеющихся в наличии для продажи, отражается по котируемой рыночной стоимости на дату отчетности. Справедливая стоимость инвестиций, удерживаемых до погашения, определяется только с целью раскрытия информации.

(e) Торговая и прочая дебиторская задолженность

Справедливая стоимость торговой и прочей дебиторской задолженности, за исключением незавершенного производства, оценивается как текущая стоимость будущих потоков денежных средств, дисконтированных по рыночной процентной ставке на дату отчетности.

5. Управление финансовыми рисками

(a) Обзор

Использование Группой финансовых инструментов приводит к возникновению следующих рисков:

- кредитный риск;
- риск ликвидности;
- маркетинговый риск.

В этом примечании раскрывается информация о каждом из вышеупомянутых видов рисков, которым подвержена Группа, о целях, политике и процессах оценки и управления рисками, а также об управлении капиталом Группы. Количественные оценки рисков приводятся далее в консолидированной финансовой отчетности. Совет директоров Группы несет полную ответственность за утверждение политики управления рисками, а также контролирует ее выполнение. Совет директоров недавно учредил Комиссию по управлению рисками, которая несет ответственность за развитие и мониторинг политики управления рисками Группы. Комиссия регулярно отчитывается перед Советом директоров о проделанной работе. Политика управления рисками Группы направлена на определение и анализ рисков, которым подвержена Группа, на определение и контроль допустимых уровней рисков, а также осуществление контроля. Политика управления рисками и используемые методы регулярно пересматриваются для учета изменений, происходящих во внешней среде и в деятельности Группы. Группы через обучение и стандарты и процедуры развивает дисциплину и конструктивную среду контроля, в которой каждый работник понимает свои роли и обязанности.

(b) Кредитный риск

Кредитный риск — это риск финансовых потерь Группы вследствие невыполнения покупателями или контрагентами своих обязательств по контракту. Данный вид риска связан преимущественно с дебиторской задолженностью и с инвестициями в ценные бумаги.

(i) Торговая и прочая дебиторская задолженность

Основными клиентами Группы являются правительства иностранных государств. Таким образом, степень подверженности Группы кредитному риску в основном зависит от экономической и политической ситуации в этих странах. Приблизительно 90% выручки Группы приходится на трех основных покупателей. Таким образом, географически существует высокая концентрация кредитного риска. Группа уделяет большое внимание изменениям, происходящим в этих странах.

Группа создает резерв на обесценение, который представляет оценку убытков, связанных с торговой и прочей дебиторской задолженностью и инвестициями. Основным компонентом этого резерва является резерв, созданный под конкретные индивидуально важные возможные убытки. Оценка кредитного риска осуществляется для всех покупателей, кроме связанных сторон, запрашивающих поставку в кредит выше определенной суммы.

(ii) Инвестиции

Группа ограничивает степень подверженности кредитному риску, осуществляя вложения только в ликвидные ценные бумаги.

(iii) Гарантии

Группа предоставила финансовые гарантии по кредитам, выданным поставщикам Группы, на сумму 29 835 тыс. долларов США (2006 год: 31 427 тыс. долларов США). Гарантия на сумму 27 798 тыс. долларов США (2006 год: 28 483 тыс. долларов США), предоставленная в обмен на финансовый инструмент, связанный с рыночной стоимостью портфеля долговых и долевых инструментов, управляемых дебитором, отражена в консолидированном балансе в разделе «Инвестиции, оцениваемые по справедливой стоимости, с отнесением ее изменений на прибыли и убытки». Справедливая стоимость гарантий, которые составляли 382 тыс. долларов США (2006 год: 214 тыс. долларов США), включена в «Кредиторскую задолженность» в консолидированном балансе. Максимальный объем убытков, которые может понести Группа в случае невыполнения кредиторами своих обязательств, ограничивается указанной выше суммой. Руководство считает, что вероятность возникновения существенных потерь по данным соглашениям является низкой. По состоянию на 31 декабря 2007 года у Группы не было обязательств по увеличению сумм гарантий или предоставлению заемных средств.

(f) Риск ликвидности

[redacted] Риск ликвидности — это риск, что Группа не сможет расплатиться по своим финансовым обязательствам на момент их погашения. Применяемый подход к управлению ликвидностью гарантирует, насколько это возможно, что у Группы всегда будет достаточно средств, чтобы расплачиваться по своим обязательствам как в стабильной, так и в кризисной ситуации без осуществления неприемлемых расходов или возникновения риска для репутации Группы. [redacted] В основном Группа гарантирует, что у нее достаточно средств, чтобы покрыть ожидаемые операционные расходы на период 15–30 дней, включая обслуживание финансовых облигаций; это исключает потенциально возможное воздействие чрезвычайных ситуаций, которые невозможно предсказать заранее, такие как стихийные бедствия. Также Группа поддерживает следующие кредитные линии:

- 21 млн долларов США — кредитная линия, обеспеченная выручкой, с фиксированной процентной ставкой 8%;
- 46,7 млн долларов США — необеспеченная кредитная линия, с фиксированной процентной ставкой 7,2%.

(g) Рыночный риск

[redacted] Рыночный риск — это риск изменения рыночных показателей, таких как курсы валют, процентные ставки и стоимость капитала, которые окажут влияние на доходы или стоимость портфеля финансовых активов Группы. Цель управления рыночным риском состоит в поддержании его уровня в приемлемых границах. [redacted] Для управления рыночными рисками Группа принимает определенные финансовые обязательства. Все такие сделки осуществляются в рамках политики, выработанной Комиссией по управлению рисками. В частности, Группа применяет учет хеджирования для управления изменениями прибыли или убытков.

(i) Валютный риск

[redacted] Группа подвержена валютному риску по продажам, закупкам и заимствованиям, которые осуществляются в валюте, отличной от основной операционной валюты компаний Группы — долларов США, а также в евро и российских рублях. [redacted] Группа собирается застраховать от 85 до 100% предполагаемых валютных рисков, основываясь на прогнозе расходов на следующие двенадцать месяцев. Группа использует форвардные обменные контракты для хеджирования валютного риска, сроки расчетов по большинству контрактов составляют менее одного года от отчетной даты. При необходимости сроки расчетов по форвардным контрактам могут быть пролонгированы. [redacted] Проценты по заимствованиям выражены в валютах, которые соответствуют потокам наличности, генерируемым основной деятельностью Группы, прежде всего долларах США, а также рублях и евро. [redacted] Относительно других денежных активов и обязательств, выраженных в иностранных валютах, Группа гарантирует, что подверженность валютному риску сведена к приемлемому уровню, путем покупки или продажи иностранной валюты по спот-курсам, когда это необходимо.

(ii) Процентный риск

[redacted] Руководство не имеет официальной политики относительно того, какой объем заимствований должен быть в фиксированной или плавающей ставке. Однако при возникновении нового обязательства руководство решает, применение какой ставки в течение предполагаемого периода до срока погашения обязательства будет более благоприятным для Группы.

(iii) Управление капиталом

[redacted] Политика управления заключается в поддержании сильного первоначального капитала для того, чтобы удержать инвесторов, кредиторов, остаться на рынке и поддержать развитие бизнеса в будущем. Руководство контролирует доходность капитала. Руководство стремится поддерживать баланс между более высокой доходностью, которая возможна с более высоким уровнем заимствований, и теми преимуществами и безопасностью, которые дает стабильное положение капитала. [redacted] В течение года подход Группы к вопросу управления капиталом не изменился. [redacted] Ни Компания, ни ее дочерние компании не зависят от внешне навязанной потребности в капитале.

6. Выбытие дочерней компании

[redacted] В 2007 году Группа продала все 51% принадлежащих ей акций ЗАО «Русская Авионика» третьей стороне за 8 500 тыс. долларов США по причине того, что НИОКР ЗАО «Русская Авионика» не связаны с основной продукций Группы. Активы и обязательства ЗАО «Русская Авионика» были классифицированы на 31 декабря 2006 году как «Активы группы для продажи» и «Обязательства группы для продажи». [redacted] Выбытие дочерней компании оказало следующий эффект на активы и обязательства Группы:

Тыс. долларов США	**Прим.**	**На дату выбытия**	**2006**
АКТИВЫ			
Основные средства	12	134	133
Нематериальные активы	14	105	99
Инвестиции		19 565	18 008
Запасы		9 045	8 144
Дебиторская задолженность		49 320	50 076
Денежные средства и их эквиваленты		2 108	332
		80 277	**76 792**
ОБЯЗАТЕЛЬСТВА			
Кредиты и займы		29 576	27 572
Авансы полученные		44 455	42 866
Кредиторская задолженность		2 698	2 113
Обязательства по отложенному налогу	16	528	609
		77 257	**73 160**
Чистые активы и обязательства		3 020	3 632
Полученные денежные средства		5 000	–
Выбывшие денежные средства		(2 108)	–
Чистый приток денежных средств		**2 892**	**–**

Непогашенные 3500 тыс. долларов США были оплачены в феврале 2008 года.

7. Выручка

Тыс. долларов США	2007	2006
Доход от выполнения контрактов на строительство военных самолетов	770 614	507 042
Доход от реализации комплектующих к военным самолетам и прочей продукции	125 819	250 593
Доход от выполнения контрактов на строительство гражданских самолетов	75 501	35 517
Доход от реализации комплектующих к гражданским самолетам и прочей продукции	487	9 020
Прочие доходы	50 223	29 935
	1 022 644	**832 107**

(a) Информация по сегментам

Группа производит военные и гражданские самолеты. Однако выручка, результаты и активы, относящиеся к производству военных самолетов, включают в себя практически всю выручку, результаты и активы Группы. В связи с этим отдельной информации по бизнес-сегментам не предоставляется.

Производственная деятельность Группы осуществляется в России, и практически вся ее выручка поступает от экспорта на один рынок. В связи с этим отдельной информации по географическим сегментам не предоставляется.

(b) Изменение бухгалтерских оценок

В 2007 году руководство изменило оценку затрат по контракту и пересмотрело стоимость продукции. Вследствие пересмотра затрат и выручки по контракту были сделаны корректировки накопленной суммы признанной выручки по контракту, которая составила 4 357 тыс. долларов США. Корректировки, отраженные как изменение бухгалтерской оценки перспективным путем согласно IAS 8 «Учетная политика, изменения в расчетных бухгалтерских оценках и ошибки», привели к увеличению выручки на 4 357 тыс. долларов США за 2007 год.

8. Расходы на персонал

Тыс. долларов США	2007	2006
Заработная плата	170 279	123 870
Единый социальный налог	35 989	27 891
	206 268	**151 761**

Иркут-2М

Иркут-200

Иркут-850

Разрабатываемые Корпорацией беспилотные авиационные комплексы представляют собой универсальный ряд летательных аппаратов, бортовых средств наблюдения, а также наземных средств управления, приема и обработки данных.

9. Прочие операционные доходы и расходы

Тыс. долларов США	2007	2006
Прибыль/убыток от выбытия основных средств и активов, предназначенных для продажи	381	10 655
Прибыль/убыток от выбытия дочерней компании	6 961	–
Прибыль от переоценки инвестиционной собственности	3 838	3 274
Социальные затраты	(7 543)	(7 340)
Обесценение займов и дебиторской задолженности	(60)	(177)
Обесценение накопленных затрат на разработку	(248)	–
Прочие операционные расходы, нетто	2 185	(8 056)
	5 514	**(1 644)**

10. Финансовые доходы и расходы

Тыс. долларов США	2007	2006
Финансовые доходы		
Доход по процентам на сумму к получению от налоговых органов (примечание 27(b))	1 491	7 984
Доход по дивидендам от финансовых активов, предназначенных для продажи	50	–
Прочие доходы по процентам	3 793	5 037
Прибыль по курсовой разнице	19 252	4 560
Доход от инвестиций	1 236	4 539
	25 822	**22 120**
Финансовые расходы		
Расходы по процентам	(84 442)	(68 066)
Государственная помощь, относящаяся к компенсации расходов на проценты	25 134	20 898
	(59 308)	**(47 168)**

11. Расход по налогу на прибыль

Тыс. долларов США	2007	2006
Текущий налог		
Текущий налог на прибыль	39 952	6 152
Переплата предыдущих периодов	(1 121)	(3 083)
	38 831	**3 069**
Расход по отложенному налогу		
Появление и обратная корректировка временных разниц	(29 957)	9 888
Изменение в признании отложенного налогового актива	127	(760)
	(29 830)	**9 128**
Итого	**9 001**	**12 197**

Группа применяет ставку налога на прибыль в размере 24% (2006 год: 24%).

Сверка эффективной ставки налога на прибыль

Тыс. долларов США	2006		2007	
		%		%
Прибыль до налогообложения	**46 916**	**100**	**55 924**	**100**
Налог на прибыль, рассчитанный по действующей ставке	11 260	24	13 422	24
Доходы и расходы, не включаемые в налогооблагаемую прибыль	2 158	4	5 066	9
Переводы в иностранной валюте	(3 423)	(7)	(2 448)	(4)
Переплата предыдущих периодов	(1 121)	(2)	(3 083)	(6)
Изменение суммы признанного отложенного налогового актива	127	0	(760)	(1)
	9 001	**19**	**12 197**	**22**

12. Основные средства

Тыс. долларов США	Земля и здания	Машины и оборудование	Незавершенное строительство	Итого
ПЕРВОНАЧАЛЬНАЯ СТОИМОСТЬ				
На 1 января 2006 года	**177 125**	**251 188**	**28 443**	**456 756**
Поступления и перемещения	14 385	20 169	31 020	65 574
Перевод в инвестиционную собственность	(12 676)	–	–	(12 676)
Выбытия	(16 245)	(13 214)	(804)	(30 263)
Активы, предназначенные для продажи	–	(195)	–	(195)
Курсовые разницы	2 562	2 754	144	5 460
На 31 декабря 2006 года	**165 151**	**260 702**	**58 803**	**484 656**
Поступления	–	19 900	95 815	115 715
Перемещения	9 794	61 886	(71 680)	–
Выбытия	(471)	(6 140)	(558)	(7 169)
Курсовые разницы	1 972	2 220	2 662	6 854
На 31 декабря 2007 года	**176 446**	**338 568**	**85 042**	**600 056**
АМОРТИЗАЦИЯ				
На 1 января 2006 года	**(93 317)**	**(161 517)**	**–**	**(254 834)**
Начисление за период	(2 932)	(17 537)	–	(20 469)
Перевод в инвестиционную собственность	4 554	10 672	–	15 226
Выбытия	451	–	–	451
Активы, классифицированные как предназначенные для продажи	–	62	–	62
Курсовые разницы	(114)	(555)	–	(669)
На 31 декабря 2006 года	**(91 358)**	**(168 875)**	**–**	**(260 233)**
Начисление за период	(2 878)	(24 065)	–	(26 943)
Выбытия	359	5 675	–	6 034
Курсовые разницы	(143)	(771)	–	(914)
На 31 декабря 2007 года	**(94 020)**	**(188 036)**		**(282 056)**
ОСТАТОЧНАЯ СТОИМОСТЬ				
На 1 января 2006 года	**83 808**	**89 671**	**28 443**	**201 922**
На 31 декабря 2006 года	**73 793**	**91 827**	**58 803**	**224 423**
На 31 декабря 2007 года	**82 426**	**150 532**	**85 042**	**318 000**

(a) Арендуемые машины и оборудование

Группа приобретает производственное оборудование по договорам финансового лизинга. Обязательства по договорам лизинга обеспечены оборудованием в лизинге (примечание 22). На 31 декабря 2007 года чистая балансовая стоимость арендуемых машин и оборудования составляла 20 013 тыс. долларов США.

(b) Залоги

Балансовая стоимость основных средств, заложенных в качестве обеспечения кредитов и займов, составляет 29 367 тыс. долларов США (на 31 декабря 2006 года: 22 546 тыс. долларов США) (примечание 22(a)).

(c) Прочие ограничения

Остаточная стоимость основных средств, продажа которых ограничена в соответствии с государственной военной программой, принятой Правительством РФ, составляет 25 970 тыс. долларов США (на 31 декабря 2006 года: 28 564 тыс. долларов США).

13. Инвестиционная собственность

Инвестиционная собственность включает свободные здания и квартиры, которые удерживаются для увеличения стоимости.

Тыс. долларов США

Остаток на 1 января 2006 года	**–**
Перевод из состава основных средств	12 225
Изменения в справедливой стоимости	3 274
Курсовые разницы	305
Остаток на 31 декабря 2006 года	**15 804**
Поступления	379
Изменение справедливой стоимости	3 838
Курсовые разницы	1 428
Остаток на 31 декабря 2007 года	**21 449**

14. Нематериальные активы

Тыс. долларов США	Затраты на разработки	Прочее	Итого
ПЕРВОНАЧАЛЬНАЯ СТОИМОСТЬ			
На 1 января 2006 года	**126 501**	**5 169**	**131 670**
Поступления	10 539	2 701	13 240
Активы, классифицированные как предназначенные для продажи	–	(138)	(138)
Выбытия	–	(91)	(91)
Курсовые разницы	7 942	140	8 082
На 31 декабря 2006 года	**144 982**	**7 781**	**152 763**
Поступления	13 501	9 085	22 586
Выбытия	–	(100)	(100)
Курсовые разницы	7 499	187	7 686
На 31 декабря 2007 года	**165 982**	**16 953**	**182 935**
АМОРТИЗАЦИЯ			
Остаток на 1 января 2006 года	(656)	(2 162)	(2 818)
Изменение амортизации за период	(1 029)	(2 391)	(3 420)
Активы, классифицированные как предназначенные для продажи	–	39	39
Выбытия	–	9	9
Курсовые разницы	–	(50)	(50)
Остаток на 31 декабря 2006 года	**(1 685)**	**(4 555)**	**(6 240)**
Изменение амортизации за период	(2 746)	(2 250)	(4 996)
Выбытие дочерней компании	(248)	–	(248)
Выбытия	–	5	5
Курсовые разницы	(51)	(98)	(149)
Остаток на 31 декабря 2007 года	**(4 730)**	**(6 898)**	**(11 628)**
ОСТАТОЧНАЯ СТОИМОСТЬ			
Остаток на 1 января 2006 года	**125 845**	**3 007**	**128 852**
Остаток на 31 декабря 2006 года	**143 297**	**3 226**	**146 523**
Остаток на 31 декабря 2007 года	**161 252**	**10 055**	**171 307**

(a) Амортизация и убыток от обесценения

Вследствие проверки НИОКР на обесценение Группа признала убыток от обесценения в сумме 248 тыс. долларов США, относящийся к затратам на разработку проекта Бе-103. Капитализированные затраты на разработки содержат следующие существенные статьи.

Тыс. долларов США	2007	2006
Интеллектуальные права собственности, относящиеся к разработкам		
Бе-200	67 521	67 078
Як-130	77 063	59 227
Модернизация СУВ-30	9 265	9 260
А-50 бортовое предупреждение и система управления	3 895	4 801
Бе-103	2 887	2 931
Прочие	621	–
	161 252	**143 297**

Проект по разработке Як-130 еще не закончен, и, следовательно, соответствующие нематериальные активы не амортизируются. Амортизация будет начисляться, когда Группа начнет производство активов, которое намечено на 2009–2025 годы.

15. Прочие инвестиции и внеоборотные финансовые активы

Тыс. долларов США	2007	2006
Внеоборотные		
Инвестиции, предназначенные для перепродажи, отраженные по стоимости приобретения	13 361	12 520
Прочие внеоборотные финансовые активы	2 903	1 084
	16 264	**13 604**
Текущие		
Инвестиции, удерживаемые до погашения	–	940
Инвестиции, отражаемые по справедливой стоимости через прибыли и убытки	288	425
	288	**1 365**

Инвестиции, предназначенные для продажи, включают акции ЗАО «Компания ФТК» (далее «ФТК»), которая ранее была дочерним обществом и является связанной стороной на 31 декабря 2007 года. После выпуска дополнительных акций ФТК в 2002 года, в котором Компания не участвовала, доля Группы в уставном капитале ФТК снизилась с 56 до 9%. Инвестиции отражены по первоначальной стоимости, составляющей 8,885 тыс. долларов США.

16. Отложенные налоговые активы и обязательства
(а) Отраженные отложенные активы и обязательства

Отложенные активы и обязательства относятся к следующим статьям.

Тыс. долларов США	Активы		Обязательства		Нетто	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**
Основные средства	9 952	8 954	(4 924)	(4 694)	5 028	4 260
Инвестиционная собственность	–	–	(4 965)	(3 707)	(4 695)	(3 707)
Нематериальные активы	19 153	21 768	(27 739)	(28 205)	(8 586)	(6 437)
Инвестиции	–	–	(205)	(959)	(205)	(959)
Запасы	7 833	9 372	(47 029)	(99 715)	(39 196)	(90 343)
Дебиторская задолженность	592	525	(9 338)	(5 722)	(8 746)	(5 197)
Кредиты и займы	818	788	(911)	(1 101)	(93)	(313)
Кредиторская задолженность	7 769	11 994	(24)	–	7 745	11 994
Резервы	584	1 631	(2 154)	–	(1 570)	1 631
Налоговые убытки	4 433	14 521	(340)	(23)	4 093	14 498
Итого налоговые активы/(обязательства)	**51 134**	**69 553**	**(97 629)**	**(144 126)**	**(46 495)**	**(74 573)**
Уплата налогов	(47 770)	(64 266)	47 770	64 266	–	–
Нетто налоговых активов/(обязательств)	**3 364**	**5 287**	**(49 859)**	**(79 860)**	**(46 495)**	**(74 573)**

(b) Изменение временных разниц в течение года

Тыс. долларов США	1 января 2006 года	Отражено в отчете о прибылях и убытках	Курсовые разницы	Приобретение/ реализация	31 декабря 2006 года
Основные средства	(6 259)	11 587	(1 068)	–	4 260
Инвестиционная собственность	–	(3 707)	–	–	(3 707)
Нематериальные активы	701	(5 209)	(1 929)	–	(6 437)
Инвестиции	(338)	(621)	–	–	(959)
Запасы	(87 528)	(2 734)	(362)	281	(90 343)
Дебиторская задолженность	99	(5 299)	3	–	(5 197)
Кредиты и займы	(394)	57	24	–	(313)
Кредиторская задолженность	9 123	2 856	15	–	11 994
Резервы	2 548	(918)	1	–	1 631
Налоговые убытки	18 837	(5 140)	473	328	14 498
	(63 211)	**(9 128)**	**(2 843)**	**609**	**(74 573)**
Тыс. долларов США	**1 января 2007 года**	**Отражено в отчете о прибылях и убытках**	**Курсовые разницы**	**Приобретение/ реализация**	**31 декабря 2007 года**
Основные средства	4 260	1 098	(330)	–	5 028
Инвестиционная собственность	(3 707)	(988)	(270)	–	(4 965)
Нематериальные активы	(6 437)	(947)	(1 202)	–	(8 586)
Инвестиции	(959)	1 128	(374)	–	(205)
Запасы	(90 343)	50 891	(148)	404	(39 196)
Дебиторская задолженность	(5 197)	(3 441)	389	(497)	(8 746)
Кредиты и займы	(313)	166	54	–	(93)
Кредиторская задолженность	11 994	(4 288)	39	–	7 745
Резервы	1 631	(3 202)	1	–	(1 570)
Налоговые убытки	14 498	(10 587)	170	12	4 093
	(74 573)	**29 830**	**(1 671)**	**(81)**	**(46 495)**

(c) Изменение временных разниц в течение года

Временная разница в 5 987 тыс. долларов США (31 декабря 2006 года: 2 250 тыс. долларов США), связанная с инвестициями в дочернюю компанию, не была признана, так как Группа не может контролировать время возвращения разницы и ее возврат не ожидается в обозримом будущем.

17. Запасы

Тыс. долларов США	2007	2006
Авансы, выданные поставщикам	216 173	121 206
Сырье, материалы и прочие запасы	121 202	72 456
Комплектующие самолетов	102 020	84 807
Товары для продажи	163 622	–
Задолженность покупателей по контрактам	325 036	625 731
Прочее незавершенное производство	41 990	20 332
	970 043	**924 532**
Авансы, полученные от покупателей	(253 797)	(291 173)
	716 246	**633 359**

18. Дебиторская задолженность

Тыс. долларов США	2007	2006
Задолженность по торговым операциям со связанными сторонами	42 684	87 127
Задолженность по торговым операциям с третьими лицами	51 277	5 367
Резерв по сомнительным долгам	(325)	(108)
	93 636	**92 386**
НДС к возмещению	131 680	134 843
Полученная государственная помощь	25 715	20 898
Задолженность ИМНС по налогам	–	17 021
Авансы, уплаченные по налогам	1 662	2 367
Прочая дебиторская задолженность	11 574	13 488
	264 267	**281 003**

Информация о подверженности Группы валютному и кредитному рискам и обесценению, относящаяся к торговой дебиторской задолженности (включая незавершенное производство), раскрыта в примечании 25.

19. Денежные средства и их эквиваленты

Тыс. долларов США	2007	2006
Счета в банках, доллары США	9 878	32 521
Счета в банках, рубли	280 540	42 679
Депозиты до востребования	73 365	–
Итого денежные средства и их эквиваленты	**363 783**	**75 200**
Денежные средства выбывшей дочерней компании (примечание 6)	–	(332)
Итого денежные средства и их эквиваленты в балансе	**363 783**	**74 868**

[redacted] Информация о подверженности Группы процентному риску и анализ чувствительности для финансовых активов и обязательств раскрыты в примечании 25.

20. Капитал

(а) Уставный капитал

[redacted] На 31 декабря 2007 и 2006 годов размещенный и оплаченный акционерный капитал состоял из 978 131 612 обыкновенных акций. Номинальная стоимость обыкновенных акций составляет 3 рубля.

(b) Дивиденды и ограничения по дивидендам

[redacted] Прибыль, распределение которой возможно среди держателей обыкновенных акций, определяется на основе данных финансовой отчетности Материнской Компании, подготовленной в соответствии с законодательством Российской Федерации и выраженной в рублях. На 31 декабря 2007 года Материнская компания имела накопленную нераспределенную прибыль, включая и прибыль текущего года, в размере 3 899 125 тыс. рублей (158 848 тыс. долларов США по курсу 24,5462). [redacted] До момента подписания консолидированной финансовой отчетности Советом директоров не было принято решение о выплате дивидендов за 2007 год. В соответствии с дивидендной политикой Группы сумма дивидендов ограничивается 25% от годовой прибыли, принадлежащей акционерам Материнской компании, рассчитанной в соответствии с МСФО. [redacted] Дивиденды за 2006 год были объявлены и выплачены на Ежегодном общем собрании акционеров Компании:

	25 июня 2007 года
Сумма на одну акцию, рубли	0,120
Сумма на одну акцию, доллары США	0,049
Всего, тыс. долларов США	4,793

[redacted] Дивиденды за 2005 год объявлены не были.

21. Прибыль на одну акцию

[redacted] Расчет прибыли на одну акцию осуществляется путем деления чистой прибыли за год на средневзвешенное количество обыкновенных акций в обращении в течение года. Ниже представлена методика расчета. Группа не имеет потенциала для разводнения количества акций в обращении.

Количество	2007	2006
Выпущенные акции на 1 января	978 131 612	978 131 612
Средневзвешенное количество акций на 31 декабря	978 131 612	978 131 612

22. Кредиты и займы

[redacted] В примечании приведена информация об условиях кредитов и займов Группы, которые оцениваются по амортизационной стоимости. Более подробная информация о подверженности Группы процентному, валютному и риску ликвидности приведена в примечании 25.

Тыс. долларов США	**2007**	**2006**
Долгосрочные		
Обеспеченные банковские кредиты	372 368	305 856
Необеспеченные банковские кредиты	26 570	2 588
Необеспеченные облигации	261 271	251 495
Лизинговые обязательства	20 745	–
Прочие кредиты	–	1 869
	680 954	**561 808**
Краткосрочные		
Обеспеченные банковские кредиты	33 209	2 094
Необеспеченные банковские кредиты	3 006	45 388
Текущая часть долгосрочных обеспеченных банковских кредитов	65 599	30 723
Текущая часть долгосрочных необеспеченных банковских кредитов	31 435	11 946
Текущая часть лизинговых обязательств	6 838	–
Прочие займы	173 949	1 491
	314 036	**91 642**

(а) Обеспечение

[redacted] Кредиты и займы обеспечены залогом основных средств в сумме 29 367 тыс. долларов США (на 31 декабря 2006 года: 22 546 тыс. долларов США) и залогом прав на получение будущей выручки по договору с правительством иностранного государства.

(b) Условия и график выплат

Тыс. долларов США	Номинальная % ставка	Год наступления срока погашения	Номинальная стоимость	Балансовая стоимость	Номинальная стоимость	Балансовая стоимость
			2007	**2007**	**2006**	**2006**
Обеспеченные банковские кредиты:						
в рублях	8,50%	2008	26 387	26 446	7 637	7 637
в долларах	8,00–8,50%	2009–2012	374 612	375 008	242 490	241 797
в долларах	7,95–8,30%	2008	20 000	20 241	3 394	3 390
в долларах	Либор+2,80%	2009	49 875	49 481	85 152	83 700
Необеспеченные банковские кредиты:						
в рублях	8,30–8,50%	2008	10 185	10 410	–	–
в долларах	8,50%	2009	23 000	22 990	25 125	25 000
в долларах	Либор+4,00%	2008	18 000	18 134	34 797	37 700
в евро	EURO Либор+3,50%	2009	9 538	9 477	–	–
Необеспеченные облигации:						
в рублях	8,74%	2010	132 403	134 592	125 169	123 428
в долларах	8,25%	2009	125 000	126 679	126 326	125 000
лизинговые обязательства	10,20–14,00%	2009–2011	27 583	27 583	–	–
прочие займы	5,00%	2008	173 949	173 949	3 360	3 360
Всего			**990 532**	**994 990**	**653 450**	**651 012**

(c) Выплаты по лизинговым обязательствам

Тыс. долларов США	Будущие минимальные платежи по лизинговым обязательствам	%	Текущие значения минимальных лизинговых платежей
Менее 1 года	2 332	9 170	6 838
От 1 до 5 лет	2 698	23 443	20 745
	5 030	**32 613**	**27 583**

Сделки по лизинговым обязательствам начались с 2007 года, поэтому информация за 2006 год отсутствует. Более подробная информация о подверженности Группы процентному и валютному риску приведена в примечании 25.

23. Кредиторская задолженность

Тыс. долларов США	2007	2006
Задолженность перед поставщиками и подрядчиками (связанные стороны)	20 586	83 800
Прочие торговые обязательства	160 171	78 714
Начисленные расходы к оплате	11 524	27 897
Авансы от покупателей	95 878	23 241
Налог на прибыль и прочие налоги к уплате	43 341	9 211
Прочие обязательства	31 654	13 015
	363 154	**235 878**

Информация о подверженности Группы валютному риску и риску ликвидности, относящимся к торговым обязательствам, раскрыта в примечании 25.

24. Резервы на гарантийное обслуживание

Тыс. долларов США	2007	2006
Остаток на 1 января	9 914	8 833
Резервы, созданные за период	8 046	5 698
Резервы, использованные за период	(3 660)	(4 298)
Резервы, не использованные за гарантийный период	(1 103)	(319)
Остаток на 31 декабря	**13 197**	**9 914**

Группа предоставляет гарантии по производимой продукции. Как правило, при продаже самолетов предоставляется гарантия сроком на 12–18 месяцев, которая покрывает системы, комплектующие, оборудование и программное обеспечение, изготовленные Группой в соответствии с договорными спецификациями. Гарантийное покрытие распространяется на несоответствие продукции спецификациям, дефекты материалов и производственный брак.

Гарантийные обязательства, указанные на каждую отчетную дату, отражают оцениваемое количество месяцев, оставшихся до истечения гарантийного срока, на сумму ожидаемых ежемесячных гарантийных выплат, а также дополнительные суммы, если это необходимо, по гарантиям, уровень претензий по которым выше обычного.

25. Финансовые инструменты

В процессе своей деятельности Группа подвержена кредитному, валютному риску и риску изменения процентной ставки.

(a) Кредитный риск

Балансовая стоимость финансовых активов представляет максимальную величину, подверженную кредитному риску. Максимальный уровень кредитного риска по состоянию на отчетную дату составлял.

Тыс. долларов США	Балансовая стоимость 2007	Балансовая стоимость 2006
Финансовые активы, предназначенные для продажи	13 361	12 520
Инвестиции, удерживаемые до срока погашения	–	940
Справедливая стоимость финансовых активов, оцениваемых по справедливой стоимости через прибыль и убыток	288	425
Дебиторская задолженность	93 636	92 386
Сумма к получению от клиентов, работающих по контракту	325 036	625 731
Выданные кредиты	8 545	6 005
Денежные средства и их эквиваленты	363 783	74 868
	804 649	**812 875**

(b) Убытки от обесценения

По состоянию на отчетную дату распределение торговой дебиторской задолженности по срокам давности было следующим.

Тыс. долларов США	Общая балансовая стоимость 2007	Обесценение 2007	Общая балансовая стоимость 2006	Обесценение 2006
Непросроченная	71 329	–	86 036	–
Просроченная на срок до 1 года	22 307	–	6 350	–
Просроченная на срок более 1 года	325	(325)	108	(108)
	93 961	**(325)**	**92 494**	**(108)**

Движение по резерву под обесценение торговой дебиторской задолженности в течение года было следующим.

Тыс. долларов США	2007	2006
Сальдо на 1 января	108	219
Признанный убыток от обесценения	217	(111)
Сальдо на 31 декабря	**325**	**108**

А-002М

Легкий летательный аппарат, сочетающий в себе свойства вертолета и самолета, может использоваться в поисково-спасательных работах, при оказании срочной медицинской и технической помощи, патрулирования автодорог, трубопроводов, линий электропередач.



[redacted] Исходя из прошлого опыта, Группа считает, что в отношении непросроченной торговой задолженности и просроченной до 360 дней не требуется создавать резерв под ее обесценение. [redacted] Резерв под обесценение дебиторской задолженности и инвестиций, удерживаемых до погашения, создается в случае, если Группа не убеждена, что сумма долга не может быть возмещена. В этом случае сумма долга списывается против стоимости финансовых активов.

На 31 декабря 2007 года Группа не имела группового резерва под обесценение дебиторской задолженности и под обесценение инвестиций, удерживаемых до погашения (2006 год: 0).

(c) Риск ликвидности

[redacted] Договорные сроки погашения финансовых обязательств, включая предполагаемые платежи по процентам и исключая влияние взаимозачетов.

31 декабря 2007 года

Тыс. долларов США	Балансовая стоимость	Денежные потоки	12 месяцев и менее	1–2 года	2–5 лет
Обеспеченные банковские кредиты	471 176	580 583	130 132	117 309	333 142
Необеспеченные банковские кредиты	61 011	66 351	38 484	26 951	916
Необеспеченные облигации	261 271	307 568	21 853	141 866	143 849
Обязательства по финансовому лизингу	27 583	32 716	9 232	12 655	10 829
Прочие займы	173 949	173 949	173 949	–	–
Кредиторская и прочая задолженность	267 276	267 276	267 276	–	–
	1 262 266	**1 428 443**	**640 926**	**298 781**	**488 736**

31 декабря 2006 года

Тыс. долларов США	Балансовая стоимость	Денежные потоки	12 месяцев и менее	1–2 года	2–5 лет
Обеспеченные банковские кредиты	338 673	655 386	54 206	126 336	474 844
Необеспеченные банковские кредиты	59 922	61 685	58 856	1 560	1 269
Необеспеченные облигации	251 495	317 322	21 071	21 070	275 181
Прочие займы	3 360	3 360	3 360	–	–
Кредиторская и прочая задолженность	212 637	212 637	212 637	–	–
	866 087	**1 250 390**	**350 130**	**148 966**	**751 294**

[redacted] Среди обеспеченных текущих кредитов Группа имеет кредитный договор на сумму 19 428 тыс. долларов США, условия которого были изменены 31 марта 2008 года Группа не выполнила полностью ковенанты по вышеупомянутому кредитному договору по состоянию на 31 декабря 2007 года.

(d) Валютный риск

Подверженность Группы валютным рискам, основанная на суммах, в которых номинированы расчеты, представлена ниже.

Тыс. долларов США	31 декабря 2007 года			31 декабря 2006 года		
	Доллары США	**Рубли**	**Евро**	**Доллары США**	**Рубли**	**Евро**
Денежные средства и их эквиваленты	9 878	353 905	–	32 516	42 352	–
Дебиторская задолженность	79 089	14 330	217	88 841	3 273	272
Суммы к получению от покупателей по выполненным работам	237 835	87 201	–	585 732	39 999	–
Обеспеченные банковские кредиты	(444 730)	(26 446)	–	(331 036)	(7 637)	–
Необеспеченные банковские кредиты	(41 124)	(10 410)	(9 477)	(59 922)	–	–
Необеспеченные облигации	(126 679)	(134 592)	–	(126 326)	(125 169)	–
Обязательства по финансовой аренде	(19 434)	(4 279)	(3 870)	–	–	–
Прочие займы	(173 949)	–	–	–	(3 360)	–
Кредиторская и прочая задолженности	(146 726)	(21 381)	(12 650)	(148 629)	(13 875)	(10)
Валовая подверженность баланса	**(625 835)**	**258 323**	**(25 780)**	**41 176**	**64 417**	**262**

Значимые валютные курсы, применяемые в течение года, следующие.

Доллар США	Средний курс		Курс на последнюю дату отчетного периода	
	2007	**2006**	**2007**	**2006**
1000 рублей	39,10	36,78	40,74	37,98
Евро	1,37	1,26	1,46	1,32

(e) Анализ чувствительности

5%-ное укрепление курса доллара США по отношению к следующим валютам по состоянию на 31 декабря 2007 года увеличило (уменьшило) бы собственный капитал и величину прибыли/убытка за период на нижеуказанные суммы. Данный анализ проводился исходя из допущения о том, что все прочие переменные, в частности процентные ставки, остаются неизменными. Показатели 2006 года анализировались на основе тех же принципов.

Тыс. долларов США	Капитал/прибыль или убытки
31 декабря 2007 года	
Рубли	(12 916)
Евро	1 289
31 декабря 2006 года	
Рубли	3 221
Евро	(13)

Ослабление курса доллара США на 5% по отношению к указанным валютам по состоянию на 31 декабря оказало бы равнозначное по величине, но обратное по знаку влияние на приведенные выше показатели, исходя из того же допущения, что все прочие переменные остаются неизменными.

(f) Процентный риск

(i) Структура

На отчетную дату структура процентных финансовых инструментов Группы, сгруппированных по типам процентных ставок, была следующей.

Тыс. долларов США	Балансовая стоимость 2007	Балансовая стоимость 2006
Инструменты с фиксированной ставкой процента		
Финансовые активы	81 981	5 312
Финансовые обязательства	(917 898)	(533 501)
	(835 917)	**(528 189)**
Инструменты с плавающей процентной ставкой		
Финансовые обязательства	(77 092)	(119 949)
	(77 092)	**(119 949)**

(ii) Анализ чувствительности справедливой стоимости применительно к инструментам с фиксированной ставкой процента

Группа не имеет никаких финансовых активов и обязательств с фиксированной ставкой, учитываемых по справедливой стоимости, изменения которой отражаются в составе прибыли или убытка за период, и Группа не имеет производных инструментов, учитываемых в качестве инструментов хеджирования в рамках модели учета операций хеджирования по справедливой стоимости. Поэтому изменение процентных ставок на отчетную дату не влияет на показатели капитала или чистой прибыли за период.

(iii) Анализ чувствительности потоков денежных средств применительно к инструментам с переменной ставкой процента

Изменение процентной ставки на 100 базисных пунктов приведет к увеличению или уменьшению показателя прибыли или убытка за период на 771 тыс. долларов США (2006 года: 1 199 тыс. долларов США). Данный анализ проводился исходя из допущения о том, что все прочие переменные, в частности обменные курсы иностранных валют, остаются неизменными.

(g) Справедливая стоимость

(i) Справедливая стоимость и балансовая стоимость

Справедливая стоимость активов и обязательств и их балансовая стоимость, по которой они отражены в балансе, были следующими.

Тыс. долларов США	Балансовая стоимость	Справедливая стоимость	Балансовая стоимость	Справедливая стоимость
	2007	**2007**	**2006**	**2006**
Финансовые активы, имеющиеся в наличии для продажи	13 361	13 361	12 520	12 520
Инвестиции, удерживаемые до погашения	–	–	940	940
Финансовые активы, учитываемые по справедливой стоимости в прибылях и убытках	288	288	425	425
Займы и дебиторская задолженность	102 181	102 181	98 391	98 391
Денежные средства и их эквиваленты	363 783	363 783	74 868	74 868
Обеспеченные банковские кредиты	(471 176)	(471 176)	(338 673)	(338 673)
Необеспеченные банковские кредиты	(61 011)	(61 011)	(59 922)	(59 922)
Необеспеченные облигации, RUR (примечание 22)	(134 592)	(135 409)	(125 169)	(128 526)
Необеспеченные облигации, USD (примечание 22)	(126 679)	(125 078)	(126 326)	(127 563)
Обязательства по финансовой аренде	(27 583)	(27 583)	–	–
Прочие займы	(173 949)	(173 949)	(3 360)	(3 360)
Кредиторская и прочая задолженности	(180 757)	(180 757)	(162 514)	(162 514)
	(696 134)	**(695 350)**	**(628 820)**	**(633 414)**

Принципы определения справедливой стоимости раскрыты в примечании 4.

26. Обязательства капитального характера

(а) Обязательства по капитальным вложениям

По состоянию на 31 декабря 2007 года Группа имеет обязательства по капитальным затратам в размере 1 866 тыс. долларов США (2006 год: 5 232 тыс. долларов США).

(b) Обязательства по закупкам

Обязательства третьим сторонам по покупке комплектующих к самолетам и услуг по состоянию на 31 декабря 2007 года по долгосрочным договорам составляют 78 615 тыс. долларов США в текущих рыночных ценах (2006 год: 153 307 тыс. долларов США).

27. Условные обязательства

(а) Страхование

Рынок страховых услуг в Российской Федерации находится на стадии становления. Многие формы страхования, распространенные в других странах, пока не доступны в России. Группа не осуществляла полного страхования производственных помещений, страхования на случай простоя производства и ответственности третьих сторон за возмещение ущерба окружающей среде или имуществу Группы, причиненного в ходе ее деятельности. До тех пор, пока Группа не приобретет соответствующие страховые полисы, существует риск, что повреждения или утрата некоторых активов могут оказать существенное негативное влияние на деятельность Группы и ее финансовое положение.

(b) Судебные разбирательства

Группа была вовлечена в ряд судебных разбирательств с налоговыми органами, связанных с результатами налоговых проверок за 2003–2004 годы. В 2006 и в 2007 годах споры были завершены в пользу Группы. Согласно налоговому законодательству судом было удовлетворено требование Группы об уменьшении налогооблагаемой прибыли предыдущих периодов и возврате необоснованно списанных налоговыми органами со счетов Группы денежных средств, а также связанных с ними процентов. Это привело к увеличению процентного дохода на 1 491 тыс. долларов США (2006 год: 7 984 тыс. долларов США).

(c) Условные обязательства налогового характера

Российская налоговая система является достаточно новой и характеризуется частыми изменениями в законодательстве, нормативных документах и решениях судов, которые во многих случаях содержат нечеткие, противоречивые формулировки, открытые для различных интерпретаций разными налоговыми органами. Налоги являются объектом проверки и исследования для ряда регулирующих органов, имеющих право налагать значительные штрафы, начислять и взимать пени и проценты. Налоговый период открыт для проверки для налоговых органов в течение трех последовательных календарных лет; тем не менее при определенных обстоятельствах налоговый год может оставаться открытым дольше. Недавние события в Российской Федерации показывают, что налоговые органы занимают более свободное положение в их интерпретации и применении налогового законодательства.

Данные обстоятельства делают уровень налоговых рисков в Российской Федерации выше, чем в других странах. Руководство полагает, что в отчетности должным образом учтены все налоговые обязательства в соответствии с его интерпретацией налогового законодательства. Тем не менее уполномоченные органы могут иначе трактовать законодательство, и возможные последствия могут быть существенными.

(d) Условные обязательства экологического характера

Законодательство экологического характера и меры по его применению постоянно находятся в сфере внимания государственных органов. Группа периодически пересматривает свои обязательства. По мере того, как обязательства определены, они отражаются в учете. Обязательства, возникающие в результате планируемого или будущего изменения законодательства или будущего усиления мер по контролю за применением законодательства, не могут быть достоверно оценены. В соответствии с существующим уровнем мер по контролю за применением действующего законодательства руководство полагает, что нет дополнительных обязательств, которые могли бы существенно повлиять на финансовое положение и результаты деятельности Группы.

28. Операции со связанными сторонами

(a) Контроль группы

В состав связанных сторон входят акционеры Материнской Компании, а также все прочие компании, в которых акционеры, вместе или по отдельности, имеют контролирующее число голосов.

С созданием ОАО «Объединенная авиастроительная корпорация» контрольный пакет акций Материнской компании принадлежит акционерам ОАО «Объединенная авиастроительная корпорация», которая контролируется Правительством Российской Федерации. Поэтому на 31 декабря 2006 года Правительство Российской Федерации является основной управляющей стороной Группы. Раскрытие операций со связанными сторонами (далее 28 (c)) на 31 декабря 2007 года включает операции с другими компаниями, контролируемыми государством.

(b) Операции с руководством

(i) Ссуды, выданные директорам

Сумма необеспеченных займов, выданных директорам в течение 2007 года, составляет 818 тыс. долларов США (2006 год: 0). Полное погашение задолженности по займам и процентов по ним (по ставке 9%) ожидается в течение 12 месяцев со дня выдачи займа деньгами. Непогашенный остаток задолженности по займам на 31 декабря 2007 года составляет 818 тыс. долларов США (2006 год: 0) и включен в прочую дебиторскую задолженность (примечание 18).

(ii) Выплаты ключевому руководству

Ключевое руководство получило следующие выплаты в течение года, которые включены в затраты на персонал (примечание 8).

Тыс. долларов США	2007	2006
Заработная плата	15 726	10 203
Обязательные социальные отчисления	328	477
	16 054	**10 680**

(c) Операции с другими связанными сторонами

Операции со связанными сторонами раскрыты в примечании 15. Дополнительно Группой были проведены следующие операции со связанными сторонами.

Тыс. долларов США	Величина операций 2007	Баланс 2007	Величина операций 2006	Баланс 2006
Закупки сырья и компонентов	(10 549)	(20 586)	(2 507)	(61 177)
Оказание услуг по НИОКР	432 764	–	26 514	16 291
Приобретение НИОКР	(9 700)	–	(1 653)	(22 623)
Полученные авансы — торговля	–	42 684	–	87 127
Полученные авансы — строительство военного самолета	–	(189 727)	–	(230 968)
Прочая дебиторская задолженность и займы выданные	6 833	6 833	–	4 612
Денежные средства в банке	–	117 172	–	44 250
Обеспеченные кредиты	399 367	(244 975)	–	(206 701)
Необеспеченные кредиты	360 941	(124 013)	–	(37 384)

(d) Политика ценообразования

Цены на операции со связанными сторонами устанавливаются индивидуально для каждой операции, не обязательно на рыночном уровне.

29. Существенные дочерние и зависимые компании

	Страна	Доля владения/голосов, %	
		2007	2006
Дочерние компании			
ОАО «ОКБ им. А. С. Яковлева»	Россия	75	75
ОАО «ТАНТК им. Г. М. Бериева»	Россия	59	59
ЗАО «Бета-Ир»	Россия	72	72
ЗАО «Русская авионика»	Россия	–	51
ЗАО «ИркутАвиаСТЭП»	Россия	100	100
ЗАО «ИТЕЛА»	Россия	51	51
ЗАО «Техсервисавиа»	Россия	51	51

Кроме компаний, перечисленных выше, у Группы есть прочие дочерние общества, которые не существенны для Группы как по отдельности, так и совокупно.

30. События после отчетной даты

7 мая 2008 года ОАО «Объединенная авиастроительная корпорация» («ОАК») выступило с предложением о покупке акций у акционеров Группы. Предложение было сделано согласно требованиям законодательства Российской Федерации после того, как «ОАК» приобрело более 30% акций Группы. Предложение действительно до 11 июня 2008 года.

Открытое акционерное общество «Научно-производственная корпорация «Иркут»

ОАО «Корпорация «Иркут», Irkut Corporation

Юридический адрес
Россия, 129626, Москва, ул. Новоалексеевская, 13, стр. 1.

Корпоративный центр
Россия, 125315, Москва, Ленинградский просп., 68, стр. 1.
Тел./факс: +7 (495) 777 21 01
E-mail: inbox@irkut.com

Департамент по организации финансирования
Тел./факс: +7 (495) 777 21 01 (доб. 75-12)
E-mail: logacheva@irkut.com

Пресс-служба
Тел./факс: +7 (495) 777 21 01 (доб. 70-80)
E-mail: pr@irkut.com

Филиал в г. Иркутске
Иркутский авиационный завод
Адрес: Россия, 664020, Иркутск, ул. Новаторов, 3
Тел./факс: +7 (3952) 32-29-45

Представительство в г. Таганроге
Адрес: Россия, 347922, Таганрог, ул. Шмидта, 16
Тел./факс: +7 (8634) 31-07-12

Регистратор
ОАО «Регистратор «Р.О.С.Т.»
Адрес: Россия, 119019, Москва, ул. Стромынка, 18/13
Тел./факс: +7 (495) 771 73 33

Аудиторы
ЗАО «КПМГ»
Адрес: Россия, 119019, Москва, Гоголевский бульвар, 11.
Тел.: +7 (495) 937 44 77
Факс: +7 (495) 937 44 00

ЗАО «Гориславцев и К. Аудит»
Адрес: Россия, 125284, Москва, 1-й Хорошевский пр., 3а
Тел.: +7 (495) 255 50 53
Факс: +7 (495) 255 14 12

Чтобы заказать дополнительные копии этого годового отчета и других корпоративных или финансовых документов, пожалуйста, обращайтесь в Департамент по организации финансирования по телефону: +7 (495) 777 21 01 (доб. 75-12).

Для получения более подробной информации, пожалуйста, посетите корпоративный интернет-сайт www.irkut.com

